As filed with the Securities and Exchange Commission on October 26, 2020.
Registration Statement No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SOUTH MOUNTAIN MERGER CORP.
(Exact Name of Registrant as Specified in Its Charter)
Delaware	6770	83-3780685
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
767 Fifth Avenue, 9th Floor
New York, NY 10153
Telephone: (646) 446-2700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Charles B. Bernicker
Chief Executive Officer
South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, NY 10153
Telephone: (646) 446-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Jeffrey D. Marell	Nicole Brookshire
Raphael M. Russo	Dave Peinsipp
Michael Vogel	Matthew Browne
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Cooley LLP
1285 Avenue of the Americas	500 Boylston Street
New York, NY 10019	Boston, Massachusetts 02116
(212) 373-3000	(617) 937-2300
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective and on completion of the business combination described in the enclosed proxy statement/consent solicitation statement/prospectus.
If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)
Shares of Class A common stock, par value $0.0001 per share	121,008,145(2)	11.40	$1,379,492,853.00(4)	$150,503
Shares of Class C common stock, par value $0.0001 per share	9,942,307(3)	11.40	$113,342,299.80(4)	$12,366
(1)
Pursuant to Rule 416(a) of Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“South Mountain Class A Common Stock”), of the registrant (“South Mountain”) to be issued in connection with the mergers described herein (the “Mergers”). This number is based on the sum of (a) the 92,415,404 shares of South Mountain Class A Common Stock issuable on the consummation of the Mergers, (b) up to 11,088,910 shares of South Mountain Class A Common Stock that may be issued after such date pursuant to the earn-out provisions of the BCA described herein, (c) 16,371,203 shares of South Mountain Class A Common Stock corresponding to outstanding stock options of Factor Systems, Inc. (d/b/a Billtrust) (“Billtrust”) and (d) 1,132,629 shares of South Mountain Class A Common Stock corresponding to stock options available for grant under Billtrust’s existing equity incentive plans. Following the consummation of the Mergers, the South Mountain Class A Common Stock will be converted into shares of Class 1 common stock of the post-business combination entity, par value $0.0001 per share.

(3)
Based on the maximum number of shares of Class C common stock, par value $0.0001 per share (“South Mountain Class C Common Stock”), of South Mountain to be issued in connection with the Mergers. This number is based on the sum of (a) the 9,031,217 shares of South Mountain Class C Common Stock issuable on the consummation of the Mergers and (b) up to 911,090 shares of South Mountain Class C Common Stock that may be issued after such date pursuant to the earn-out provisions of the BCA described herein. Following the consummation of the Mergers, the South Mountain Class C Common Stock will be converted into shares of Class 2 common stock of the post-business combination entity, par value $0.0001 per share.

(4)
Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is an amount equal to $1,492,835,152.80, calculated as the product of (i) 121,008,145 shares of South Mountain Class A Common Stock, the estimated maximum number of shares of South Mountain Class A Common Stock that may be issued in the Mergers, and 9,942,307 shares of South Mountain Class C Common Stock, the estimated maximum number of shares of South Mountain Class C Common Stock that may be issued in the Mergers and (ii) $11.40, the average of the high and low trading prices of the South Mountain Class A Common Stock on October 22, 2020 (within five business days prior to the date of this registration statement).

(5)	Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0001091.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. These securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED OCTOBER 26, 2020
South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, NY 10153
Dear South Mountain Merger Corp. Stockholders:
On October 18, 2020, South Mountain Merger Corp., a Delaware corporation (“South Mountain”), BT Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of South Mountain (“First Merger Sub”), BT Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of South Mountain (“Second Merger Sub”) and Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (“Billtrust”), entered into a Business Combination Agreement (the “BCA”), pursuant to which (i) First Merger Sub will be merged with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (the “Surviving Corporation”) and (ii) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of South Mountain (such Mergers, collectively with the other transactions described in the BCA, the “Business Combination”).
The aggregate merger consideration payable to stockholders of Billtrust upon closing of the Business Combination (the “Closing”) consists of (a) up to 109,919,235 newly issued shares of South Mountain Class A common stock, par value $0.0001 per share (“South Mountain Class A Common Stock”) valued at $10.00 per share, (b) up to 9,031,217 newly issued shares of South Mountain Class C common stock, par value $0.0001 per share (“South Mountain Class C Common Stock”) valued at $10.00 per share and (c) an amount in cash up to the Cash Consideration Cap (as defined below in “Frequently Used Terms”). Billtrust stockholders will have the right to elect to receive consideration in the form of shares of South Mountain Class A Common Stock, South Mountain Class C Common Stock and/or cash, provided that if the Billtrust stockholders elect to receive an aggregate amount of cash that is greater than the Cash Consideration Cap, the amount of cash to be paid to each Billtrust stockholder who elected to receive cash will be adjusted downward on a pro rata basis and each such Billtrust stockholder will receive additional shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable. Following the consummation of the Business Combination and upon effectiveness of the Proposed Charter (as defined below in “Frequently Used Terms”), all outstanding shares of South Mountain Class A Common Stock will be reclassified as shares of Class 1 common stock of the post-Business Combination entity, par value $0.0001 per share (“New Billtrust Class 1 Common Stock”), on a one-to-one basis and all outstanding shares of South Mountain Class C Common Stock will be reclassified as shares of Class 2 common stock of the post-Business Combination entity, par value $0.0001 per share (“New Billtrust Class 2 Common Stock”), on a one-to-one basis. In addition, Billtrust securityholders will receive the contingent right to receive up to an additional 12,000,000 shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock, as applicable, (or corresponding restricted stock units) if certain share price thresholds are achieved within five years of the Closing Date of the Business Combination. At the Closing, each issued and outstanding share of common stock of Billtrust, par value $0.001 per share (“Billtrust Common Stock”), including each issued and outstanding share of common stock of Billtrust in respect of the outstanding shares of preferred stock of Billtrust, par value $0.001 per share, designated as Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (collectively, “Billtrust Preferred Stock”) that will have been converted into shares of Billtrust Common Stock immediately prior to the Closing, will be cancelled and automatically converted into the right to receive (x)(A) if the holder of such share has made a proper and timely election to receive cash (a “Cash Election”) with respect to such share of Billtrust Common Stock (each such share, a “Cash Electing Share”), a pro rata portion of cash consideration, without interest; provided that if the Billtrust stockholders make Cash Elections in excess of the Cash Consideration Cap, then the amount of cash to be paid for each Cash Electing Share will be adjusted downward on a pro rata basis and each such Cash Electing Share will receive shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, and (B) if the holder of such share has made a proper and timely election to receive stock or fails to make a Cash Election, a pro rata portion of the shares of South Mountain Pre-Mergers Common Stock (as defined below in “Frequently Used Terms”) that the holder is entitled to receive at the Closing and (y) to the extent the holder of such share received stock consideration, up to 12,000,000 shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock, as applicable, that may be issued if certain share prices of New Billtrust Class 1 Common Stock are achieved and other conditions are satisfied. See the section entitled “The Business Combination” on page 106 of the attached proxy statement/consent solicitation statement/prospectus for further information on the consideration payable to stockholders of Billtrust.
Concurrently with the execution of the BCA, South Mountain entered into separate subscription agreements (the “Subscription Agreements”) with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, and South Mountain has agreed to sell to the PIPE Investors, an aggregate of 20,000,000 shares of South Mountain Class A Common Stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $200 million, in a private placement (the “PIPE Financing”).
South Mountain and South Mountain, LLC (our “Sponsor”) have agreed that, in connection with and effective immediately prior to the consummation of the Business Combination, (i) the Sponsor will forfeit 4,166,667 outstanding warrants to purchase shares of South Mountain Class A Common Stock sold in a private placement to our Sponsor that occurred simultaneously with the completion of the IPO (the “Private Placement Warrants”) and an additional 2,787,833 outstanding Private Placement Warrants will be automatically transferred by the Sponsor to South Mountain in exchange for 500,000 newly issued shares of South Mountain Class A Common Stock (the “Warrant Shares”), (ii) the Sponsor will forfeit (x) 1,250,000 outstanding shares of South Mountain Class B common stock, par value $0.0001 per share (“South Mountain Class B Common Stock”) to South Mountain for no consideration, and (y) up to 1,000,000 additional shares of South Mountain Class B Common Stock if certain thresholds related to the number of South Mountain shareholders exercising redemption rights are met, and (iii) at the Closing the shares of South Mountain Class B Common Stock held by the Sponsor (or shares of South Mountain Class A Common Stock issued or issuable upon conversion thereof) not otherwise forfeited, and all shares of South Mountain Class A Common Stock issued in exchange for the cancellation of the Sponsor’s outstanding Private Placement Warrants will become unvested. An aggregate of 3,125,000 of the shares of South Mountain Class B Common Stock will vest immediately following Closing. The Warrant Shares and remaining shares of South Mountain Class B Common Stock will each vest in two equal tranches if the stock price level is greater than or equal to $12.50 per share (the “$12.50 Share Price Milestone”) or $15.00 per share (the “$15.00 Share Price Milestone”), in each case over 20 of 30 trading days within five years of Closing, subject to equitable adjustment to reflect any subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction with respect to the South Mountain Common Stock. In addition, the shares subject to the $12.50 Share Price Milestone or the $15.00 Share Price Milestone will accelerate vesting upon certain acceleration events, including a change of control of New Billtrust in which the value of the consideration to be received by holders of the New Billtrust Common Stock in such change of control event is at least $12.50 per share, or $15.00 per share, respectively. Any shares subject to vesting pursuant to the Share and Warrant Cancellation Agreement (as defined below in “Frequently Used Terms”) will be forfeited to the extent such shares remain unvested following the five year anniversary of the Closing.
South Mountain units, South Mountain Class A Common Stock and public warrants are currently listed on the Nasdaq Capital Market, under the symbols “SMMCU,” “SMMC,” and “SMMCW,” respectively. South Mountain has applied to continue the listing of South Mountain Class A Common Stock and public warrants on the Nasdaq Capital Market under the symbols “BTRS” and “BTRSW”, respectively, upon the Closing. At the Closing, each unit will separate into its components consisting of one share of South Mountain Class A Common Stock and one half of one redeemable warrant and, as a result, will no longer trade as a separate security. Following the Closing, South Mountain intends to change its name to “BTRS Holdings Inc.”.

South Mountain cordially invites you to attend a special meeting in lieu of the 2020 annual meeting of its stockholders (the “special meeting”) to consider matters related to the proposed Business Combination. South Mountain and Billtrust cannot complete the Mergers unless South Mountain’s stockholders consent to the approval of the BCA, the Business Combination and the transactions contemplated thereby, including the issuance of South Mountain Class A Common Stock and South Mountain Class C Common Stock to be issued as the merger consideration. South Mountain is sending you this proxy statement/consent solicitation statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/consent solicitation statement/prospectus in order to obtain stockholder approvals of the proposals necessary to complete the Business Combination, and these proposals are described in this proxy statement/consent solicitation statement/prospectus.
The special meeting will be held on    , 2020, at     local time, via a virtual meeting. In light of the novel coronavirus (referred to as “COVID-19”) pandemic and to support the well-being of South Mountain’s stockholders and partners, the special meeting will be completely virtual. You may attend the special meeting and vote your shares electronically during the special meeting via live webcast by visiting    . You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. South Mountain recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.
As described in this proxy statement/consent solicitation statement/prospectus, certain stockholders of Billtrust are parties to a support agreement with South Mountain whereby such stockholders agreed to vote all of their shares of Billtrust Common Stock and Billtrust Preferred Stock in favor of approving the Business Combination.
The Billtrust board of directors has unanimously approved the BCA and the transactions contemplated thereby and recommends that Billtrust stockholders consent to adopt and approve in all respects the BCA and the transactions contemplated thereby.
After careful consideration, the South Mountain Board has unanimously approved the BCA and the other proposals described in this proxy statement/consent solicitation statement/prospectus, and the South Mountain Board has determined that it is advisable to consummate the Business Combination. The South Mountain Board recommends that you vote “FOR” the proposals described in this proxy statement/consent solicitation statement/prospectus (including each of the sub-proposals).
South Mountain is providing the accompanying proxy statement/consent solicitation statement/prospectus and proxy card to you in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting.
More information about South Mountain, Billtrust and the Business Combination is contained in this proxy statement/consent solicitation statement/prospectus. South Mountain and Billtrust urge you to read the accompanying proxy statement/consent solicitation statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 44 of this proxy statement/consent solicitation statement/prospectus.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE SOUTH MOUNTAIN REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SOUTH MOUNTAIN’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE VIRTUAL SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,
, 2020
Charles B. Bernicker Chief Executive Officer, President and Director
This proxy statement/consent solicitation statement/prospectus is dated    , 2020 and is first being mailed to the stockholders of South Mountain on or about    , 2020.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, NY 10153
NOTICE OF SPECIAL MEETING IN LIEU OF THE 2020 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON    , 2020
To the Stockholders of South Mountain Merger Corp.:
NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2020 annual meeting of stockholders (the “special meeting”) of South Mountain Merger Corp., a Delaware corporation (“South Mountain,” “we,” “our” or “us”), will be held on    , 2020, at 10:00 a.m., Eastern time, via live webcast at the following address    . You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. South Mountain recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person. You are cordially invited to attend the special meeting for the following purposes:
•
Proposal No. 1 — The “Pre-Mergers Charter Proposal” — to consider and vote upon an amendment of South Mountain’s Amended and Restated Certificate of Incorporation (the “Existing Charter”) to amend the authorized capital stock of South Mountain to 541,000,000 shares, consisting of (i) 540,000,000 shares of common stock, including 493,000,000 shares of South Mountain Class A Common Stock, 20,000,000 shares of South Mountain Class B Common Stock and 27,000,000 shares of South Mountain Class C Common Stock, and (ii) 1,000,000 shares of preferred stock. The full text of this amendment to the Existing Charter (the “Existing Charter Amendment”) is attached to this proxy statement/consent solicitation statement/prospectus as Annex B;

•
Proposal No. 2 — The “Business Combination Proposal” — to consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of October 18, 2020 (as may be amended from time to time, the “BCA”), by and among South Mountain, BT Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of South Mountain (“First Merger Sub”), BT Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of South Mountain (“Second Merger Sub”), and Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (“Billtrust”), and the transactions contemplated thereby, pursuant to which (i) First Merger Sub will be merged with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (the “Surviving Corporation”) and (ii) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of South Mountain. We refer to the Mergers and the other transactions described in the BCA collectively hereafter as the “Business Combination”;

•
Proposals No. 3 - 6 — The “Post-Mergers Charter Proposals” — to consider and vote upon separate proposals for amendments to the Existing Charter (as amended by the Existing Charter Amendment), which are reflected in the proposed Second Amended and Restated Certificate of Incorporation of South Mountain Merger Corp. (the “Proposed Charter”), the full text of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex C:

○
Proposal No. 3 — to amend the authorized capital stock of New Billtrust to 575,000,000 shares, consisting of 538,000,000 shares of New Billtrust Class 1 Common Stock, 27,000,000 shares of New Billtrust Class 2 Common Stock and 10,000,000 shares of undesignated preferred stock (“Proposal No. 3”);

○
Proposal No. 4 — to require an affirmative vote of 66 2∕3% of the outstanding shares of New Billtrust Common Stock (as defined in this proxy statement/consent solicitation statement/prospectus) to alter, amend, or repeal the proposed bylaws of South Mountain (“Proposal No. 4”);

○
Proposal No. 5 — to require an affirmative vote of 66 2∕3% of the outstanding shares of New Billtrust Common Stock to alter, amend, or repeal Articles V, VI, VII, VIII and IX of the Proposed Charter (“Proposal No. 5”);

○
Proposal No. 6 — to approve and adopt the Proposed Charter that includes the approval of Proposal No. 3, Proposal No. 4 and Proposal No. 5 and provides for certain additional changes, including changing South Mountain’s name from “South Mountain Merger Corp.” to “BTRS Holdings Inc.,” which our board of directors believes are necessary to adequately address the needs of South Mountain immediately following the consummation of the Business Combination and approval of the Proposed Charter (“Proposal No. 6”);

•
Proposal No. 7 — The “Election of Directors Proposal” — to consider and vote upon a proposal to elect, effective at Closing, seven directors to serve staggered terms on our board of directors until the 2021, 2022 and 2023 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified;

•
Proposal No. 8 — The “Equity Incentive Plan Proposal” — to consider and vote upon a proposal to approve and adopt the equity incentive award plan established to be effective after the Closing of the Business Combination;

•
Proposal No. 9 — The “Employee Stock Purchase Plan Proposal” — to consider and vote upon a proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing of the Business Combination;

•
Proposal No. 10 — The “Nasdaq Proposal” — to consider and vote upon a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of (i) shares of South Mountain Class A Common Stock pursuant to the BCA, (ii) Warrant Shares pursuant to the Share and Warrant Cancellation Agreement, (iii) PIPE Shares to the PIPE Investors in the PIPE Financing in connection with the Business Combination and (iv) shares of South Mountain Class C Common Stock pursuant to the BCA; and

•
Proposal No. 11 — The “Adjournment Proposal” — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Only holders of record of shares of South Mountain Class A Common Stock and South Mountain Class B Common Stock at the close of business on    , 2020 are entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of our stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.
Pursuant to our Existing Charter, we are providing the holders of shares of South Mountain Class A Common Stock originally sold as part of the units issued in our initial public offering (the “IPO” and such holders, the “Public Stockholders”) with the opportunity to redeem, upon the closing of the Business Combination (the “Closing”), shares of South Mountain Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest not previously released to South Mountain to pay its regulatory compliance costs and its taxes) from the IPO and a concurrent private placement of warrants to South Mountain, LLC (our “Sponsor”). For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of September 30, 2020 of approximately $252.3 million, the estimated per share redemption price would have been approximately $10.09. Public Stockholders may elect to redeem their shares whether or not they are holders as of the record date and whether or not they vote for the Business Combination Proposal. Notwithstanding the foregoing redemption rights, a Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding shares of South Mountain Class A Common Stock sold in the IPO. Holders of South Mountain’s outstanding warrants sold in the IPO, which are exercisable for shares of South Mountain Class A Common Stock under certain circumstances, do not have redemption rights in connection with the Business Combination. Our Sponsor, officers and directors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of South Mountain Class A Common Stock they may hold. Shares of South Mountain Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. Currently, our Sponsor, officers and directors own approximately 20% of our outstanding issued and outstanding shares of South Mountain Class A Common Stock and South Mountain Class B Common Stock, including all of the shares of South Mountain Class B Common Stock. Our Sponsor, officers and directors have agreed to vote any shares of South Mountain Class A Common Stock and South Mountain Class B Common Stock owned by them in favor of the Business Combination.
We may not consummate the Business Combination unless the Pre-Mergers Charter Proposal, the Business Combination Proposal, each of the Post-Mergers Charter Proposals, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Nasdaq Proposal are approved at the special meeting. Each of the Pre-Mergers Charter Proposal, the Post-Mergers Charter Proposals, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal, are conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/consent solicitation statement/prospectus.
The South Mountain Board has unanimously approved the BCA and the transactions contemplated thereby and recommends that you vote “FOR” the Pre-Mergers Charter Proposal, “FOR” the Business Combination Proposal, “FOR” each of the Post-Mergers Charter Proposals, “FOR” the Election of Directors Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Nasdaq Proposal.
Your attention is directed to the proxy statement/consent solicitation statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read this proxy statement/consent solicitation statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, at (877) 750-5836; banks and brokers can call collect at (212) 750-5833.
By Order of the Board of Directors,

, 2020
Charles B. Bernicker Chief Executive Officer, President and Director

Factor Systems, Inc. (d/b/a Billtrust)
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648

NOTICE OF SOLICITATION OF WRITTEN CONSENT
To Stockholders of Factor Systems, Inc. (d/b/a Billtrust) (“Billtrust”):
On October 18, 2020, South Mountain Merger Corp., a Delaware corporation (“South Mountain”), BT Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of South Mountain (“First Merger Sub”), BT Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of South Mountain (“Second Merger Sub”) and Billtrust entered into a Business Combination Agreement (the “BCA”), pursuant to which (i) First Merger Sub will be merged with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (the “Surviving Corporation”) and (ii) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of South Mountain (such Mergers, collectively with the other transactions described in the BCA, the “Business Combination”).
The accompanying proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the Billtrust board of directors to request that the Billtrust stockholders as of the record date of      , 2020 (the “Billtrust Record Date”) approve the adoption of the BCA and the Business Combination by executing and returning the written consent furnished with the accompanying proxy statement/consent solicitation statement/prospectus (the “Billtrust Business Combination Proposal”).
The accompanying proxy statement/consent solicitation statement/prospectus describes the BCA, the Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the BCA is attached as Annex A to the accompanying proxy statement/consent solicitation statement/prospectus.
A summary of the appraisal rights that may be available to you is described in “The Business Combination Agreement—General; Structure of the Mergers—Billtrust Stockholder Appraisal Rights” beginning on page 130 of the accompanying proxy statement/consent solicitation statement/prospectus. Please note that if you wish to exercise appraisal rights you must not sign and return a written consent approving the adoption of the BCA and the Business Combination. However, so long as you do not return a written consent at all, it is not necessary to affirmatively vote against or disapprove the adoption of the BCA or the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights.
The Billtrust board of directors has considered the Business Combination and the terms of the BCA and unanimously approved and declared advisable the BCA and the Business Combination, upon the terms and conditions set forth in the BCA, and unanimously determined that the BCA and the Business Combination are in the best interests of Billtrust and its stockholders.
Please complete, date and sign the written consent furnished with the accompanying proxy statement/consent solicitation statement/prospectus and return it promptly to Billtrust by one of the means described in “Billtrust's Solicitation of Written Consents” beginning on page 97 of the accompanying proxy statement/consent solicitation statement/prospectus.
By Order of the Board of Directors,
, 2020
Flint A. Lane Chief Executive Officer and Director

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ABOUT THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by South Mountain (File No. 333-   ) (the “Registration Statement”), constitutes a prospectus of South Mountain under Section 5 of the Securities Act, with respect to the shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the special meeting in lieu of the 2020 annual meeting of South Mountain stockholders at which South Mountain stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the BCA, among other matters. This document is also a consent solicitation statement that Billtrust is providing to the holders of Billtrust Common Stock and Billtrust Preferred Stock, to solicit, among other things, the required written consent to adopt and approve in all respects the BCA and the transactions contemplated thereby.
South Mountain files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read South Mountain’s SEC filings, including this proxy statement/consent solicitation statement/prospectus as well as the Annual Report on Form 10-K for the year ended December 31, 2019, over the Internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/consent solicitation statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:
South Mountain
767 Fifth Avenue, 9th Floor
New York, New York 10153
Attention: Nicholas Dermatas, Chief Financial Officer and Secretary
E-mail: ndermatas@smmergercorp.com
You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (877) 750-5836
Banks and Brokers may call collect: (212) 750-5833
If you are a stockholder of South Mountain and would like to request documents, please do so by    , 2020 to receive them before the South Mountain special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

FREQUENTLY USED TERMS
In this document:
“Adjournment Proposal” means a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.
“Applicable Redemption Amount” means (a) in the event the Redemption Amount is equal to or less than $50,000,000, 100% of the Redemption Amount; (b) in the event the Redemption Amount is greater than $50,000,000 but less than $100,000,000, $50,000,000; or (c) in the event the Redemption Amount equals or exceeds $100,000,000, the sum of (i) $50,000,000 plus (ii) fifty percent (50%) of the amount by which the Redemption Amount exceeds $100,000,000.
“BCA” means the Business Combination Agreement, dated as of October 18, 2020, as may be amended from time to time, by and among South Mountain, First Merger Sub, Second Merger Sub and Billtrust.
“broker non-vote” means the failure of a South Mountain stockholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.
“Billtrust” means Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation.
“Billtrust Board Recommendation” means the recommendation of the Billtrust board of directors to the Billtrust stockholders that they approve and adopt the BCA and all other transactions contemplated thereby and approve the Mergers.
“Billtrust Business Combination Proposal” means the proposal to the Billtrust stockholders to consider and vote upon the Business Combination Proposal to approve the adoption of the BCA and the Business Combination, among other proposals.
“Billtrust Capital Stock” means Billtrust Common Stock and Billtrust Preferred Stock.
“Billtrust Common Stock” means the shares of common stock of Billtrust, par value $0.001 per share.
“Billtrust Charter” means Billtrust’s Fifth Amended and Restated Certificate of Incorporation, as in effect as of the date of the BCA and as amended by the Post-Signing Billtrust Charter Amendment.
“Billtrust Preferred Stock” means the 9,266,455 shares of preferred stock, par value $0.001 per share, of Billtrust, of which (a) 1,626,343 are designated as Series A Preferred Stock, (b) 208,846 are designated as Series A-1 Preferred Stock, (c) 325,263 are designated as Series A-2 Preferred Stock, (d) 2,875,755 are designated as Series B Preferred Stock, (e) 522,960 are designated as Series C Preferred Stock, (f) 1,259,965 are designated as Series D Preferred Stock and (g) 2,655,879 are designated as Billtrust Series E Preferred Stock.
“Billtrust Record Date” means    , 2020, the record date for determining the holders of Billtrust Capital Stock entitled to execute and deliver written consents with respect to the consent solicitation statement included in this proxy statement/consent solicitation statement/prospectus.
“Billtrust Series E Preferred Stock” means the 2,655,879 shares, par value $0.001 per share, designated as Billtrust Series E Preferred Stock.
“Billtrust Stockholder Approval” means the approval of the holders of the Requisite Approval in favor of the approval and adoption of the BCA and the Mergers and all other transactions contemplated by the BCA.
“Billtrust Stockholder Support Agreements” means those Stockholder Support Agreements, dated as of October 18, 2020, by and among South Mountain, First Merger Sub, Second Merger Sub and certain of Billtrust’s stockholders.
“Business Combination” means the transactions described in the BCA.
“Business Combination Proposal” means the proposal to approve the adoption of the BCA and the Business Combination.
“Cap Adjustment Amount” means: (a) if Closing Available Cash (as defined in the BCA) is equal to or in excess of $225 million, then an amount equal to $0; and (b) if Closing Available Cash is less than $225 million, then an amount equal to such shortfall.

“Cash Consideration Cap” means an amount equal to (a) the amount that is $178 million minus (b) the Cap Adjustment Amount minus (c) the Applicable Redemption Amount.
“Closing” means the consummation of the Business Combination.
“Closing Date” means the date on which the Closing occurs.
“Code” means the Internal Revenue Code of 1986, as amended.
“DGCL” means the Delaware General Corporation Law, as amended.
“Earnout RSUs” means the restricted stock units of South Mountain denominated in a number of shares of New Billtrust Class 1 Common Stock that may be issued to Billtrust securityholders in lieu of Earnout Shares if certain share prices of New Billtrust Class 1 Common Stock are achieved and other conditions are satisfied.
“Earnout Securities” means the Earnout RSUs and the Earnout Shares.
“Earnout Shares” means the up to 12,000,000 shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock, as applicable, that may be issued to Billtrust securityholders if certain share prices of New Billtrust Class 1 Common Stock are achieved and other conditions are satisfied.
“Effective Time” means the time of filing of a certificate of merger with the Secretary of State of the State of Delaware upon consummation of the First Merger or such later time as may be agreed by the parties to the BCA and specified in such certificate of merger.
“Election of Directors Proposal” means the proposal to elect, effective at Closing, seven directors to serve staggered terms on our board of directors until the 2021, 2022 and 2023 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified.
“Employee Stock Purchase Plan Proposal” means the proposal to approve and adopt the employee stock purchase plan established to be effective after the Closing of the Business Combination.
“Equity Incentive Plan Proposal” means the proposal to approve and adopt the equity incentive award plan established to be effective after the Closing of the Business Combination
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Existing Charter” means South Mountain’s Amended and Restated Certificate of Incorporation, dated as of June 19, 2019.
“Existing Charter Amendment” means the amendment to the Existing Charter to be adopted in the Pre-Mergers Charter Proposal, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.
“First Merger” means the merger of First Merger Sub with and into Billtrust.
“First Merger Sub” means BT Merger Sub I, Inc., a Delaware corporation.
“GAAP” means U.S. generally accepted accounting principles.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means South Mountain’s initial public offering of units, consummated on June 24, 2019.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“Mergers” means the First Merger and the Second Merger.
“Nasdaq” means the Nasdaq Capital Market.
“Nasdaq Proposal” means the proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of (i) shares of South Mountain Class A Common Stock pursuant to the BCA, (ii) Warrant Shares pursuant to the Share and Warrant Cancellation Agreement, (iii) PIPE Shares to the PIPE Investors in the PIPE Financing in connection with the Business Combination and (iv) shares of South Mountain Class C Common Stock pursuant to the BCA.
“New Billtrust” means South Mountain immediately following the consummation of the Business Combination and approval of the Proposed Charter.

“New Billtrust Board” means New Billtrust’s board of directors following the consummation of the Business Combination and the election of directors pursuant to Proposal No. 6—The Election of Directors Proposal.
“New Billtrust Class 1 Common Stock” means, following the consummation of the Business Combination and approval of the Proposed Charter, New Billtrust’s Class 1 common stock, par value $0.0001 per share, as authorized under the Proposed Charter.
“New Billtrust Class 2 Common Stock” means, following the consummation of the Business Combination and approval of the Proposed Charter, New Billtrust’s Class 2 common stock, par value $0.0001 per share, as authorized under the Proposed Charter.
“New Billtrust Common Stock” means, together, the New Billtrust Class 1 Common Stock and New Billtrust Class 2 Common Stock.
“Permitted Withdrawals” means amounts that may be withdrawn from the Trust Account to fund South Mountain’s regulatory compliance costs and to pay its taxes.
“PIPE Financing” means the sale of PIPE Shares to the PIPE Investors, for a purchase price of $10.00 per share and an aggregate purchase price of $200 million, in a private placement.
“PIPE Investors” means the purchasers of the PIPE Shares.
“PIPE Shares” means an aggregate of 20,000,000 shares of South Mountain Class A Common Stock to be issued to PIPE Investors in the PIPE Financing.
“Post-Mergers Charter Proposals” means the separate proposals for amendments to the Existing Charter, as amended by the Existing Charter Amendment, which are reflected in the Proposed Charter, the full text of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex C.
“Pre-Mergers Charter Proposal” means the separate proposal for an amendment to the Existing Charter, the full text of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.
“Post-Signing Billtrust Charter Amendment” means the amendment to Billtrust’s Fifth Amended and Restated Certificate of Incorporation, the full text of which was attached to the BCA as Exhibit M thereto.
“Private Placement” means the sale of the Private Placement Warrants that occurred simultaneously with the completion of the IPO.
“Private Placement Warrants” means the warrants to purchase shares of South Mountain Class A Common Stock sold in the Private Placement to our Sponsor that occurred simultaneously with the completion of the IPO.
“Proposed Bylaws” means the proposed Amended and Restated Bylaws of South Mountain, the full text of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex D.
“Proposed Charter” means the proposed Second Amended and Restated Certificate of Incorporation of South Mountain, the full text of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex C.
“prospectus” means this prospectus included in the Registration Statement on Form S-4 (Registration No. 333-   ) filed by South Mountain with the SEC.
“Public Shares” means shares of South Mountain Class A Common Stock issued as part of the units sold in the IPO.
“Public Stockholders” means the holders of shares of South Mountain Class A Common Stock.
“Public Warrants” means the redeemable warrants included in the South Mountain Units sold in the IPO, each whole warrant of which is exercisable for one share of South Mountain Class A Common Stock, in accordance with its terms.
“Requisite Approval” means the written consent or affirmative vote of (i) the holders of at least 78% of the Billtrust Preferred Stock outstanding as of the date of the BCA (voting together as a separate class on an “as-converted” to Billtrust Common Stock basis), given in writing or by vote at a meeting, (ii) the holders of a majority of the outstanding Billtrust Series E Preferred Stock (voting together as a single class), given in writing or vote at a meeting and (iii) the holders of a majority of Billtrust Common Stock and Billtrust Preferred Stock outstanding voting together on an “as-converted” to Billtrust Common Stock basis.

“Redemption Amount” means the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of South Mountain Class A Common Stock pursuant to the redemption rights of the South Mountain stockholders described in this proxy statement/consent solicitation statement/prospectus (to the extent not already paid).
“SEC” means the U.S. Securities and Exchange Commission.
“Second Merger” means the merger of Second Merger Sub with and into the Surviving Corporation.
“Second Merger Sub” means BT Merger Sub II, LLC, a Delaware limited liability company.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Share and Warrant Cancellation Agreement” means that Share and Warrant Cancellation Agreement, dated as of October 18, 2020, by and among South Mountain, Sponsor and Billtrust.
“South Mountain” means South Mountain Merger Corp., a Delaware corporation.
“South Mountain Board” means South Mountain’s board of directors prior to the Business Combination.
“South Mountain Class A Common Stock” means South Mountain’s Class A common stock, par value $0.0001 per share.
“South Mountain Class B Common Stock” means South Mountain’s Class B common stock, par value $0.0001 per share.
“South Mountain Class C Common Stock” means South Mountain’s Class C common stock, par value $0.0001 per share, to be authorized in the Pre-Mergers Charter Proposal.
“South Mountain Common Stock” means South Mountain Class A Common Stock and South Mountain Class B Common Stock, collectively.
“South Mountain Pre-Mergers Common Stock” means South Mountain Class A Common Stock and South Mountain Class C Common Stock, collectively.
“South Mountain Proposals” means the proposals to be voted on at the South Mountain special meeting.
“South Mountain Record Date” means     , 2020, the record date for the special meeting of stockholders.
“South Mountain Stockholder Support Agreement” means the Stockholder Support Agreement, dated as of October 18, 2020, by and among Billtrust and a South Mountain stockholder.
“South Mountain Warrant Agreement” means the warrant agreement, dated as of June 19, 2019, by and between South Mountain and Continental Stock Transfer & Trust Company, governing the outstanding South Mountain Warrants.
“South Mountain Warrants” means the Private Placement Warrants and the Public Warrants issued under the South Mountain Warrant Agreement, with each whole warrant exercisable for one share of South Mountain Class A Common Stock at an exercise price of $11.50.
“South Mountain Unit” means one share of South Mountain Class A Common Stock and one half of one redeemable Public Warrant.
“Sponsor” means South Mountain, LLC, a Delaware limited liability company.
“Subscription Agreements” means the separate subscription agreements by and between South Mountain and the PIPE Investors, each effective October 18, 2020, which are in all material respects similar to the Form of Subscription Agreement attached to this proxy statement/consent solicitation statement/prospectus as Annex I.
“Supporting Billtrust Stockholders” means the Billtrust stockholders that are party to a Stockholder Support Agreement.
“Supporting South Mountain Stockholders” means (a) the South Mountain stockholder that is party to the South Mountain Stockholder Support Agreement and (b) Sponsor.
“Surviving Corporation” means the corporation which survives the First Merger as a wholly owned subsidiary of South Mountain, which shall be Billtrust.
“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the special meeting of stockholders, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to South Mountain and Billtrust stockholders. Stockholders are urged to read carefully this entire proxy statement/consent solicitation statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.
Questions and Answers about the Special Meeting in Lieu of the 2020 Annual Meeting of
South Mountain’s Stockholders and the Related Proposals
Q.	Why am I receiving this proxy statement/consent solicitation statement/prospectus?
A.
South Mountain has entered into the BCA with Billtrust and the other parties thereto pursuant to which (i) First Merger Sub will be merged with and into Billtrust, with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain and (ii) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub, with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of South Mountain. A copy of the BCA is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.

South Mountain stockholders are being asked to consider and vote upon the Business Combination Proposal to approve the adoption of the BCA and the Business Combination, among other proposals. Billtrust is also providing these consent solicitation materials to the holders of Billtrust Common Stock and Billtrust Preferred Stock, to solicit, among other things, the required written consent to adopt and approve in all respects the BCA and the transactions contemplated thereby.
South Mountain Units, South Mountain Class A Common Stock and the Public Warrants are currently listed on the Nasdaq Capital Market, under the symbols “SMMCU,” “SMMC” and “SMMCW,” respectively. South Mountain has applied to continue the listing of New Billtrust Class 1 Common Stock and Public Warrants on the Nasdaq Capital Market under the symbol “BTRS” and “BTRSW” upon the Closing. At the Closing, each South Mountain Unit will separate into its components consisting of one share of South Mountain Class A Common Stock and one half of one redeemable Public Warrant, and therefore there will be no Nasdaq listing of the South Mountain Units following the consummation of the Business Combination. Following the consummation of the Business Combination, all outstanding shares of South Mountain Class A Common Stock will be reclassified as shares of New Billtrust Class 1 Common Stock on a one-to-one basis and all outstanding shares of South Mountain Class C Common Stock will be reclassified as shares of New Billtrust Class 2 Common Stock on a one-to-one basis.
Immediately prior to the Closing, each share of Billtrust Preferred Stock will be converted into a number of shares of Billtrust Common Stock at the then-effective conversion rate (as calculated pursuant to the Billtrust Charter) and a number of shares of Billtrust Common Stock issuable with respect to any accrued dividends in accordance with the terms of the Billtrust Charter, and each share of converted Billtrust Preferred Stock will no longer be outstanding and will cease to exist, such that each holder of Billtrust Preferred Stock will thereafter cease to have any rights with respect to such securities. At Closing, as a result of the Business Combination, each outstanding share of Billtrust Common Stock will be cancelled and automatically converted into the right to receive (x)(A) if the holder of such share has made a proper and timely election to receive cash (a “Cash Election”) with respect to such share of Billtrust Common Stock (each such share, a “Cash Electing Share”), a pro rata portion of cash consideration, without interest; provided that if the Billtrust stockholders make Cash Elections in excess of the Cash Consideration Cap, then the amount of cash to be paid for each Cash Electing Share will be adjusted downward on a pro rata basis and each such Cash Electing Share will receive shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, and (B) if the holder of such share has made a proper and timely election to receive stock or fails to make a Cash Election, a pro rata portion of the South Mountain Pre-Mergers Common Stock that the holder is entitled to receive at the Closing and (y) to the extent the holder of such share received stock consideration, up to 12,000,000 shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock, as applicable (which may be zero), that may be issued if certain share prices of New Billtrust Class 1 Common Stock are achieved and other conditions are satisfied. See the section entitled “The Business Combination” on page 106 of this proxy statement/consent solicitation statement/prospectus for further information on the consideration being paid to the stockholders of Billtrust.
This proxy statement/consent solicitation statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the special meeting. You should read this proxy statement/consent solicitation statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of South Mountain with respect to the South Mountain Class A Common Stock and South Mountain Class C Common Stock issuable in connection with the Business Combination.
Q.	What matters will stockholders consider at the special meeting?
A.	The Pre-Mergers Charter Proposal—a proposal to amend South Mountain’s Existing Charter.
The Business Combination Proposal—a proposal to approve the adoption of the BCA and the Business Combination.
The Post-Mergers Charter Proposals—four proposals to amend South Mountain’s Existing Charter, as amended by the Existing Charter Amendment.
The Election of Directors Proposal—a proposal to elect the directors comprising the board of directors of New Billtrust.
The Equity Incentive Plan Proposal—a proposal to approve and adopt the equity incentive award plan established to be effective as of the Closing of the Business Combination.
The Employee Stock Purchase Plan Proposal—a proposal to approve and adopt the employee stock purchase plan established to be effective as of the Closing of the Business Combination.
The Nasdaq Proposal—a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of (i) shares of South Mountain Class A Common Stock pursuant to the BCA, (ii) Warrant Shares pursuant to the Share and Warrant Cancellation Agreement, (iii) PIPE Shares to the PIPE Investors in the PIPE Financing in connection with the Business Combination and (iv) shares of South Mountain Class C Common Stock pursuant to the BCA.
The Adjournment Proposal—a proposal to approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.
Q.	Are any of the proposals conditioned on one another?
A.
The Pre-Mergers Charter Proposal, Post-Mergers Charter Proposals, Election of Directors Proposal, Equity Incentive Plan Proposal and Employee Stock Purchase Plan Proposal are all conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal is conditioned on the approval of the Pre-Mergers Charter Proposal and the Nasdaq Proposal. The Adjournment Proposal does not require the approval of the Business Combination Proposal to be effective. It is important for you to note that in the event that the Business Combination Proposal is not approved, then South Mountain will not consummate the Business Combination. If South Mountain does not consummate the Business Combination and fails to complete an initial business combination by June 24, 2021 or obtain the approval of South Mountain stockholders to extend the deadline for South Mountain to consummate an initial business combination, then South Mountain will be required to dissolve and liquidate.

Q.	What will happen upon the consummation of the Business Combination?
A.
On the Closing Date, (i) First Merger Sub will be merged with and into Billtrust, with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain and (ii) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub, with Second Merger Sub surviving the

Second Merger as a wholly owned subsidiary of South Mountain. The Mergers will have the effects specified under Delaware law. Immediately prior to the Closing, each share of Billtrust Preferred Stock will be converted into a number of shares of Billtrust Common Stock at the then-effective conversion rate (as calculated pursuant to the Billtrust Charter) and a number of shares of Billtrust Common Stock issuable with respect to any accrued dividends in accordance with the terms of the Billtrust Charter, and each share of converted Billtrust Preferred Stock will no longer be outstanding and will cease to exist, such that each holder of Billtrust Preferred Stock will thereafter cease to have any rights with respect to such securities. At Closing, as a result of the Business Combination, each outstanding share of Billtrust Common Stock will be cancelled and automatically converted into the right to receive (x)(A) if the holder of such share has made a proper and timely election to receive cash with respect to such share of Billtrust Common Stock, a pro rata portion of cash consideration, without interest; provided that if the Billtrust stockholders make Cash Elections in excess of the Cash Consideration Cap, then the amount of cash to be paid for each Cash Electing Share will be adjusted downward on a pro rata basis and each such Cash Electing Share will receive shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, and (B) if the holder of such share has made a proper and timely election to receive stock or fails to make a Cash Election, a pro rata portion of (x) South Mountain Pre-Mergers Common Stock that the holder is entitled to receive at the Closing and (y) to the extent the holder of such share received stock consideration, up to 12,000,000 shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock, as applicable (which may be zero), that may be issued if certain share prices of New Billtrust Class 1 Common Stock are achieved and other conditions are satisfied. Following the consummation of the Business Combination and upon effectiveness of the Proposed Charter, all outstanding shares of South Mountain Class A Common Stock will be reclassified as shares of New Billtrust Class 1 Common Stock on a one-to-one basis and all outstanding shares of South Mountain Class C Common Stock will be reclassified as shares of New Billtrust Class 2 Common Stock on a one-to-one basis.
Q.	Why is South Mountain proposing the Business Combination Proposal?
A.
South Mountain was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. South Mountain is not limited to any particular industry or sector.

South Mountain received $250,000,000 from its IPO (including net proceeds from the partial exercise by the underwriters of their over-allotment option) and sale of the Private Placement Warrants, which was placed into the Trust Account immediately following the IPO. In accordance with the Existing Charter, the funds held in the Trust Account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds held in the Trust Account upon consummation of the Business Combination?”
There currently are 25,000,000 shares of South Mountain Class A Common Stock issued and outstanding and 6,250,000 shares of South Mountain Class B Common Stock issued and outstanding. In addition, there currently are 19,454,500 South Mountain Warrants issued and outstanding, consisting of 12,500,000 Public Warrants and 6,954,500 Private Placement Warrants. Each whole South Mountain Warrant entitles the holder thereof to purchase one share of South Mountain Class A Common Stock at a price of $11.50 per share. The Public Warrants will become exercisable 30 days after the completion of a business combination, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The Private Placement Warrants, however, are non-redeemable so long as they are held by their initial purchasers or their permitted transferees, and, after giving effect to the forfeiture, cancellation and vesting provisions of the proposed Business Combination, there will be no Private Placement Warrants outstanding.
Under the Existing Charter, South Mountain must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of South Mountain’s initial business combination in conjunction with a stockholder vote.
Q.	Who is Billtrust?
A.
Billtrust is a leading provider of cloud-based software and integrated payment processing solutions that simplify and automate B2B commerce. Accounts receivable (AR) is broken and relies on conventional processes that are outdated, inefficient, manual and largely paper-based. Billtrust is at the forefront of the digital transformation of AR, providing mission-critical solutions that span credit decisioning and monitoring, online ordering, invoicing, cash application and collections. Billtrust’s solutions integrate with a number of ecosystem players, including financial institutions, enterprise resource planning systems, and accounts payable software platforms, to help customers accelerate cash flow and generate sales more quickly and efficiently. Customers use Billtrust’s platform to transition from expensive paper invoicing and check acceptance to efficient electronic billing and payments, which accelerates revenue capture, generates cost savings, and provides a better user experience.
Q.	What equity stake will current South Mountain stockholders and Billtrust stockholders have in New Billtrust?
A.	It is anticipated that, upon the completion of the Business Combination, the ownership of New Billtrust will be as follows:
•
current Billtrust stockholders will own 101,150,452 shares of New Billtrust Common Stock (excluding any PIPE Shares), representing 67.8% of the total shares outstanding under the no redemption scenario, and 112,400,452 shares of New Billtrust Common Stock (excluding any PIPE Shares), representing 81.4% of the total shares outstanding under the maximum redemption scenario;

•
the PIPE Investors will own 20,000,000 shares of New Billtrust Common Stock acquired as PIPE Shares, representing 13.4% of the total shares outstanding under the no redemption scenario and 14.5% of the total shares outstanding under the maximum redemption scenario; and

•
the current South Mountain stockholders will own 28,125,000 shares of New Billtrust Common Stock (excluding any PIPE Shares), representing 18.8% of the total shares outstanding under the no redemption scenario, and 5,625,000 shares of New Billtrust Common Stock (excluding any PIPE Shares), representing 4.1% of the total shares outstanding under the maximum redemption scenario.

The numbers of shares and percentage interests set forth above reflect two different redemption scenarios laid out below.
•	Assuming no redemption scenario: This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.
•
Assuming maximum redemption scenario: This presentation assumes that the Public Stockholders holding approximately 90% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 22,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $227.1 million including a pro rata portion of interest accrued on the Trust Account of $2.1 million. This maximum redemption scenario is based on a minimum cash condition of $225 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other South Mountain cash and cash equivalents of South Mountain less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

The presentation set forth above does not give effect to any performance vesting provisions applicable to any shares of South Mountain Common Stock and assumes (i) that there are no exercises of any South Mountain Warrants outstanding as of immediately prior to the Closing, (ii) the Closing Date will be December 30, 2020 and (iii) the issuance of all shares reserved for issuance under Billtrust’s existing equity incentive plans, including pursuant to outstanding options. In addition, the numbers of shares and percentage interests set forth above exclude the potential dilutive effect of the Earnout Securities. The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New Billtrust’s share ownership will be had the Business Combination occurred on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Q.	Who will be the officers and directors of South Mountain if the Business Combination is consummated?
A.
The BCA provides that, immediately following the consummation of the Business Combination, the New Billtrust Board will be comprised of seven members, six of which will be designated by Billtrust and one of which will be designated by South Mountain. Immediately following the consummation of the Business Combination, we expect that the following will be the executive officers of New Billtrust: Flint A. Lane as Chief Executive Officer; Steven Pinado as President; Mark Shifke as Chief Financial Officer; and Joe Eng, as Chief Information Officer.

Q.	What conditions must be satisfied to complete the Business Combination?
A.
There are a number of closing conditions in the BCA, including that South Mountain’s stockholders have approved and adopted the BCA. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination Agreement—Conditions to Closing; Termination.”

Q.	What happens if I sell my shares of South Mountain Class A Common Stock before the special meeting of stockholders?
A.
The South Mountain Record Date for the special meeting of stockholders will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of South Mountain Class A Common Stock after the South Mountain Record Date, but before the special meeting of stockholders, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting of stockholders.

Q.	What vote is required to approve the proposals presented at the special meeting of stockholders?
A.
The approval of the Pre-Mergers Charter Proposal requires the affirmative vote (in person online or by proxy) of the holders of a majority of the outstanding shares of South Mountain Common Stock voting together as a single class. Accordingly, a South Mountain stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote against the Pre-Mergers Charter Proposal.

The approval of the Post-Mergers Charter Proposals requires the affirmative vote (in person online or by proxy) of (i) the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class and (ii) the holders of a majority of the then outstanding South Mountain Class B Common Stock, voting separately as a single class. Accordingly, a South Mountain stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote against each of the Post-Mergers Charter Proposals.
The approval of the Business Combination Proposal, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person online or by proxy) of the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class, that are cast at the special meeting of stockholders. Accordingly, a South Mountain stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting or a broker non-vote will have no effect on the outcome of any vote on these Proposals.
The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of South Mountain Common Stock entitled to vote and cast thereon at the special meeting. Accordingly, a South Mountain stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting or a broker non-vote will have no effect on the outcome of any vote on the Election of Directors Proposal.
Q.	Do Billtrust’s stockholders need to approve the Business Combination?
A.
Yes. Concurrently with the execution of the BCA, Billtrust and the holders of the Billtrust Capital Stock holding at least (i) 78% of the Billtrust Preferred Stock outstanding as of the date of the BCA (voting together as a separate class on an “as-converted” to Billtrust Common Stock basis), (ii) a majority of the outstanding Billtrust Series E Preferred Stock (voting together as a single class) and (iii) a majority of the shares of Billtrust Common Stock and Billtrust Preferred Stock outstanding (voting together on an as-converted basis to Billtrust Common Stock basis), entered into the Billtrust Stockholder Support Agreements, pursuant to which, among other things and subject to the terms and conditions therein, such Billtrust stockholders agreed to vote or provide their written consent with respect to all Billtrust Common Stock and Billtrust Preferred Stock beneficially owned by such stockholders in favor of adoption and approval of the BCA and the approval of the transactions contemplated by the BCA, including the Business Combination, and not to (a) transfer any of their Billtrust Common Stock and Billtrust Preferred Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Billtrust Stockholder Support Agreements. Collectively, as of September 30, 2020, the Billtrust stockholders who have entered into Billtrust Stockholder Support Agreements held approximately 88.5% of the outstanding shares of Billtrust Capital Stock, approximately 91.9% of the outstanding shares of Billtrust Preferred Stock and approximately 92.1% of the outstanding shares of Billtrust Series E Preferred Stock. For further information, please see the section entitled “Certain Agreements Related to The Business Combination—Billtrust Stockholder Support Agreements.”
Q.	May South Mountain or South Mountain’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?
A.
In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor and the South Mountain Board, officers, advisors or their affiliates may privately negotiate transactions to purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed for a per share pro rata portion of the Trust Account without the prior written consent of Billtrust. None of the Sponsor, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to South Mountain for use in the Business Combination.

Q.	How many votes do I have at the special meeting of stockholders?
A.
South Mountain’s stockholders are entitled to one vote at the special meeting for each share of South Mountain Class A Common Stock or South Mountain Class B Common Stock held of record as of the South Mountain Record Date. As of the close of business on the South Mountain Record Date, there were      shares of South Mountain Class A Common Stock outstanding and     shares of South Mountain Class B Common Stock outstanding.

Q.	What are the differences between the South Mountain Class A Common Stock or South Mountain Class C Common Stock to be issued under this proxy statement/consent solicitation statement/prospectus?
A.
Following the consummation of the Business Combination and upon effectiveness of the Proposed Charter, all outstanding shares of South Mountain Class A Common Stock will be reclassified as shares of New Billtrust Class 1 Common Stock on a one-to-one basis and all outstanding shares of South Mountain Class C Common Stock will be reclassified as shares of New Billtrust Class 2 Common Stock on a one-to-one basis. Holders of New Billtrust Class 1 Common Stock will be entitled to one vote per share on matters to be voted on by stockholders. Holders of New Billtrust Class 2 Common Stock will not be entitled to any vote on any matters to be voted on by stockholders (except for a limited number of corporate actions on which such nonvoting shares are entitled to vote under the DGCL). There are no other differences between New Billtrust Class 1 Common Stock and New Billtrust Class 2 Common Stock. One stockholder of Billtrust has elected to receive nonvoting New Billtrust Class 2 Common Stock. All other stockholders of Billtrust receiving shares of New Billtrust Common Stock following the consummation of the Business Combination will receive New Billtrust Class 1 Common Stock.

Q.	What interests do South Mountain’s current officers and directors have in the Business Combination?
A.
The South Mountain Board and executive officers may have interests in the Business Combination that are different from, in addition to or in conflict with, yours. The South Mountain Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. These interests were considered by the South Mountain Board when it approved the Business Combination. For further information, please see the section entitled “The Business Combination—Interests of South Mountain Directors and Officers in the Business Combination.”

Q.	Did the South Mountain Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A.
The South Mountain Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The South Mountain Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders. The South Mountain Board also determined, without seeking a valuation from a financial advisor, that Billtrust’s fair market value was equal to at least 80% of the net assets held in the Trust Account (net of amounts withdrawn to fund regulatory compliance costs and to pay taxes and excluding the amount of any deferred underwriting discount). Accordingly, investors will be relying on the judgment of the South Mountain Board as described above in valuing Billtrust’s business and assuming the risk that the South Mountain Board may not have properly valued such business.

Q.	What happens if the Business Combination Proposal is not approved?
A.
If the Business Combination Proposal is not approved and South Mountain does not consummate a business combination by June 24, 2021, or amend its Existing Charter to extend the date by which South Mountain must consummate an initial business combination, South Mountain will be required to dissolve and liquidate the Trust Account.

Q.	Do I have redemption rights?
A.
If you are a holder of Public Shares, you may redeem your Public Shares for cash equal to your pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to South Mountain to pay its regulatory compliance costs and its taxes and for working capital purposes, upon the consummation of the Business Combination. The per share amount South Mountain will distribute to holders who properly redeem their shares will not be reduced by the deferred underwriting commissions South Mountain will pay to the underwriters of its IPO if the Business Combination is consummated. Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. Our Sponsor has agreed to waive its redemption rights with respect to their shares of South Mountain Class B Common Stock and any Public Shares that it may have acquired during or after the IPO in connection with the completion of South Mountain’s initial business combination. The shares of South Mountain Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $252.3 million on September 30, 2020, the estimated per share redemption price would have been approximately $10.09. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of Permitted Withdrawals) in connection with the liquidation of the Trust Account. If the Business Combination is not consummated, South Mountain may enter into an alternative business combination and close such transaction by June 24, 2021 (subject to the requirements of law).

Q.	Is there a limit on the number of shares I may redeem?
A.
A Public Stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares. Accordingly, all shares in excess of 15% of the Public Shares owned by a holder will not be redeemed. On the other hand, a Public Stockholder who holds less than 15% of the Public Shares may redeem all of the Public Shares held by him or her for cash.

Q.	Will how I vote affect my ability to exercise redemption rights?
A.
No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q.	How do I exercise my redemption rights?
A.
In order to exercise your redemption rights, you must, prior to 5:00 p.m. Eastern time on    , 2020 (two business days before the special meeting), (i) submit a written request to South Mountain’s transfer agent that South Mountain redeem your Public Shares for cash and (ii) deliver your stock to South Mountain’s transfer agent physically or electronically through The Depository Trust Company (“DTC”). The address of Continental Stock Transfer & Trust Company, South Mountain’s transfer agent, is listed under the question “Who can help answer my questions?” below. South Mountain requests that any requests for redemption include the identity of the beneficial owner making such request. Electronic delivery of your stock generally will be faster than delivery of physical stock certificates.

A physical stock certificate will not be needed if your stock is delivered to South Mountain’s transfer agent electronically. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and South Mountain’s transfer agent will need to act to facilitate the request. It is South Mountain’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because South Mountain does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with South Mountain’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to South Mountain’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that South Mountain’s transfer agent return the shares (physically or electronically). You may make such request by contacting South Mountain’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?”
Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?
A.
For a discussion of the material U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of their redemption rights, see the section entitled “Material U.S. Federal Income Tax Considerations of the Mergers and the Redemption.” The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Q.	If I hold South Mountain Warrants, can I exercise redemption rights with respect to my warrants?
A.	No. There are no redemption rights with respect to the South Mountain Warrants.
Q.	Do I have appraisal rights if I object to the proposed Business Combination?
A.
No. Neither South Mountain stockholders nor its unit or warrant holders have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “Special Meeting in Lieu of the 2020 Annual Meeting of South Mountain Stockholders—Appraisal or Dissenters’ Rights.”

Q.	What happens to the funds held in the Trust Account upon consummation of the Business Combination?
A.
If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) South Mountain stockholders who properly exercise their redemption rights and (ii) expenses incurred by Billtrust and South Mountain in connection with the Business Combination, to the extent not otherwise paid prior to the Closing. Any additional funds available for release from the Trust Account will be used for general corporate purposes of South Mountain following the Business Combination.

Q.	What happens if the Business Combination is not consummated?
A.
There are certain circumstances under which the BCA may be terminated. See the section entitled “The Business Combination Agreement—Conditions to Closing; Termination” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the BCA or otherwise, South Mountain is unable to complete a business combination by June 24, 2021 or obtain the approval of South Mountain stockholders to extend the deadline for South Mountain to consummate an initial business combination, the Existing Charter provides that South Mountain will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to South Mountain to pay regulatory compliance costs and taxes (net of Permitted Withdrawals and up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the South Mountain Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. See the sections entitled “Risk Factors—South Mountain may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate, in which case the Public Stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and the Public Warrants will expire worthless.” and “—South Mountain stockholders may be held liable for claims by third parties against South Mountain to the extent of distributions received by them upon redemption of their shares.” Our Sponsor has waived any right to any liquidation distribution with respect to the South Mountain Class B Common Stock.
In the event of liquidation, there will be no distribution with respect to outstanding South Mountain Warrants. Accordingly, the South Mountain Warrants will expire worthless.
Q.	When is the Business Combination expected to be completed?
A.
It is currently anticipated that the Business Combination will be consummated promptly following the special meeting of stockholders, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement—Conditions to Closing; Termination.”
Q.	What do I need to do now?
A.
You are urged to carefully read and consider the information contained in this proxy statement/consent solicitation statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/consent solicitation statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.	How do I vote?
A.
If you were a holder of record of South Mountain Common Stock on the South Mountain Record Date, you may vote with respect to the applicable proposals in person online at the special meeting of stockholders or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you choose to participate in the special meeting, you can vote your shares electronically during the special meeting via live webcast by visiting    . You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. South Mountain recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts.

If on the South Mountain Record Date your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the special meeting in person online. However, since you are not the stockholder of record, you may not vote your shares in person online at the special meeting unless you first request and obtain a valid legal proxy from your broker or other agent. You must then e-mail a copy (a legible photograph is sufficient) of your legal proxy to Continental Stock Transfer & Trust Company (“CST”) at proxy@continentalstock.com. Beneficial owners who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the special meeting. Beneficial owners who wish to attend the special meeting in person online should contact CST no later than    , 2020 to obtain this information.
Q.	What will happen if I abstain from voting or fail to vote at the special meeting?
A.
At the special meeting of stockholders, South Mountain will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against the Pre-Mergers Charter Proposal and each of the Post-Mergers Charter Proposals, and will have no effect on any of the other proposals.

Q.	What will happen if I sign and return my proxy card without indicating how I wish to vote?
A.	Signed and dated proxies received by South Mountain without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each proposal presented to the stockholders.
Q.	How can I attend the special meeting?
A:
You may attend the special meeting and vote your shares in person online during the special meeting via live webcast by visiting    . As a registered shareholder, you received a proxy card from CST, which contains instructions on how to attend the special meeting in person online, including the URL address, along with your 12-digit meeting control number. You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. If you do not have your 12-digit meeting control number, contact CST at 917-262-2373 or e-mail CST at proxy@continentalstock.com. Please note that you will not be able to physically attend the special meeting in person, but may attend the special meeting in person online by following the instructions below.

You can pre-register to attend the special meeting in person online starting    , 2020. Enter the URL address into your browser, and enter your 12-digit meeting control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. Prior to or at the start of the special meeting you will need to re-log in using your 12-digit meeting control number and will also be prompted to enter your 12-digit meeting control number if you vote in person online during the special meeting. South Mountain recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts.
If your shares are held in “street name,” you may attend the special meeting. You will need to contact CST at the number or email address above, to receive a 12-digit meeting control number and gain access to the special meeting or otherwise contact your broker, bank, or other nominee as soon as possible, to do so. Please allow up to 72 hours prior to the special meeting for processing your 12-digit meeting control number.
If you do not have Internet capabilities, you can listen only to the special meeting by dialing    , when prompted enter the pin #    . This is listen only, you will not be able to vote or enter questions during the special meeting.
Q.	Do I need to attend the special meeting of stockholders in person online to vote my shares?
A.
No. You are invited to attend the special meeting in person online to vote on the proposals described in this proxy statement/consent solicitation statement/prospectus. However, you do not need to attend the special meeting of stockholders in person online to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. South Mountain encourages you to vote as soon as possible after carefully reading this proxy statement/consent solicitation statement/prospectus.

Q.	If I am not going to attend the special meeting of stockholders in person online, should I return my proxy card instead?
A.
Yes. After carefully reading and considering the information contained in this proxy statement/consent solicitation statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A.
No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the South Mountain Proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting of stockholders. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. However, in no event will a broker non-vote have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which a broker non-vote occurs will be redeemed in connection with the proposed Business Combination unless the holder of these shares properly follows the procedures for redemption described in this proxy statement/consent solicitation statement/prospectus with respect to these shares.

Q.	May I change my vote after I have mailed my signed proxy card?
A.
Yes. You may change your vote by sending a later-dated, signed proxy card to South Mountain’s Secretary at the address listed below prior to the vote at the special meeting of stockholders, or attend the special meeting and vote in person online. You also may revoke your proxy by sending a notice of revocation to South Mountain’s Secretary, provided such revocation is received prior to the vote at the special meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.	What should I do if I receive more than one set of voting materials?
A.
You may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.	What is the quorum requirement for the special meeting of stockholders?
A.
A quorum will be present at the special meeting of stockholders if a majority of the South Mountain Common Stock outstanding and entitled to vote at the special meeting is represented in person online or by proxy. As of the South Mountain Record Date,    shares of South Mountain Common Stock would be required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person online at the special meeting of stockholders. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders present in person online at the special meeting or by proxy may authorize adjournment of the special meeting to another date.
Q.	What happens to the South Mountain Warrants I hold if I vote my shares of South Mountain Common Stock against approval of the Business Combination Proposal and validly exercise my redemption rights?
A.
Properly exercising your redemption rights as a South Mountain stockholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not completed, you will continue to hold your South Mountain Warrants, and if South Mountain does not otherwise consummate an initial business combination by June 24, 2021 or obtain the approval of South Mountain stockholders to extend the deadline for South Mountain to consummate an initial business combination, South Mountain will be required to dissolve and liquidate, and your South Mountain Warrants will expire worthless.

Q.	Following the Business Combination, will South Mountain securities continue to trade on a stock exchange?
A.	Yes. We anticipate that, following the Business Combination, New Billtrust Common Stock and Public Warrants

will continue trading on the Nasdaq Capital Market under the new symbols “BTRS” and “BTRSW,” respectively. The South Mountain Units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.
Q.	How does the Sponsor intend to vote on the proposals?
A.
Our Sponsor, directors and officers have agreed to vote any shares of South Mountain Common Stock owned by them in favor of the Business Combination, including their shares of South Mountain Class B Common Stock and any Public Shares purchased after our IPO (including in open market and privately negotiated transactions). As of the South Mountain Record Date, our Sponsor, officers and directors beneficially own an aggregate of approximately    % of the outstanding shares of South Mountain Common Stock.

Q.	Who will solicit and pay the cost of soliciting proxies?
A.
South Mountain will pay the cost of soliciting proxies for the special meeting. South Mountain has engaged Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation of proxies for the special meeting. South Mountain has agreed to pay Innisfree a fee of up to $20,000 in connection with the Business Combination. South Mountain will reimburse Innisfree for reasonable out-of-pocket expenses and will indemnify Innisfree and its affiliates against certain claims, liabilities, losses, damages and expenses. South Mountain will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of the Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. South Mountain’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	Who can help answer my questions?
A.
If you have questions about the stockholder proposals, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus, the proxy card or the consent card you should contact our proxy solicitor at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (877) 750-5836
Banks and Brokers may call collect: (212) 750-5833
You may also contact South Mountain at:
South Mountain
767 Fifth Avenue, 9th Floor
New York, New York 10153
Attention: Nicholas Dermatas, Chief Financial Officer and Secretary
E-mail: ndermatas@smmergercorp.com
To obtain timely delivery, South Mountain’s stockholders and warrantholders must request the materials no later than five business days prior to the special meeting.
You may also obtain additional information about South Mountain from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”
If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to South Mountain’s transfer agent prior to 5:00 p.m., New York time, on the second business day prior to the special meeting of stockholders. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Questions and Answers about Billtrust’s Consent Solicitation Statement
Q.	Did the Billtrust board of directors approve the BCA?
A.
Yes. Following a review of the BCA and of the negotiations between Billtrust, South Mountain and their respective representatives with respect to the BCA, the Billtrust board of directors unanimously approved and declared advisable the BCA and the Business Combination, upon the terms and conditions set forth in the BCA, and unanimously determined that the BCA and the Business Combination are in the best interests of Billtrust and its stockholders. See “The Business Combination—Billtrust’s Board of Directors Reasons for the Approval Business Combination.”

Q.	What am I being asked to approve?
A.	Billtrust stockholders are being asked to approve the Billtrust Business Combination Proposal.
Q:	What will happen to my existing shares of Billtrust Common Stock and Billtrust Preferred Stock?
A:
Immediately prior to the Closing, each share of Billtrust Preferred Stock will be converted into a number of shares of Billtrust Common Stock at the then-effective conversion rate (as calculated pursuant to the Billtrust Charter) and a number of shares of Billtrust Common Stock issuable with respect to any accrued dividends in accordance with the terms of the Billtrust Charter, and each share of converted Billtrust Preferred Stock will no longer be outstanding and will cease to exist, such that each holder of Billtrust Preferred Stock will thereafter cease to have any rights with respect to such securities. At Closing, as a result of the Business Combination, each outstanding share of Billtrust Common Stock will be cancelled and automatically converted into the right to receive (x)(A) if the holder of such share has made a proper and timely election to receive cash with respect to such share of Billtrust Common Stock (each such share, a “Cash Electing Share”), a pro rata portion of cash consideration, without interest; provided that if the Billtrust stockholders make Cash Elections in excess of the Cash Consideration Cap, then the amount of cash to be paid for each Cash Electing Share will be adjusted downward on a pro rata basis and each such Cash Electing Share will receive shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, and (B) if the holder of such share has made a proper and timely election to receive stock or fails to make a Cash Election, a pro rata portion of the shares of South Mountain Pre-Mergers Common Stock that the holder is entitled to receive at the Closing and (y) to the extent the holder of such share received stock consideration, up to 12,000,000 shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock, as applicable (which may be zero), that may be issued if certain share prices of New Billtrust Class 1 Common Stock are achieved and other conditions are satisfied.

Q.	What is the recommendation of the Billtrust board of directors?
A.	The Billtrust board of directors unanimously recommends that the Billtrust stockholders approve the Billtrust Business Combination Proposal.
Q.	Do any Billtrust directors or officers have interests in the Business Combination that may differ from or be in addition to the interests of Billtrust stockholders?
A.
Yes. Billtrust stockholders should be aware that some of Billtrust's directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of Billtrust's stockholders generally. The Billtrust board of directors was aware of and considered these interests, among other matters, in deciding to approve the terms of the BCA and the Business Combination. See “The Business Combination—Interests of Billtrust Directors and Executive Officers in the Business Combination.”

Q.	Can holders of Billtrust Common Stock and Billtrust Preferred Stock exercise appraisal rights if they object to the proposed Business Combination?
A.
Yes. Billtrust stockholders have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “The Business Combination Agreement—General; Structure of the Mergers—Billtrust Stockholder Appraisal Rights.”

Q.	Who is entitled to give a written consent for Billtrust?
A.
The record date for determining the holders of Billtrust Capital Stock entitled to execute and deliver written consents with respect to this solicitation is      , 2020. Holders of Billtrust Capital Stock on the Billtrust Record Date will be entitled to give or withhold a consent using the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Q.	What approval is required by Billtrust stockholders to adopt the BCA?
A.
The approval of the Billtrust Business Combination Proposal requires the affirmative vote or written consent of (i) 78% of the Billtrust Preferred Stock outstanding as of the date of the BCA (voting together as a separate class on an “as-converted” to Billtrust Common Stock basis), (ii) the holders of a majority of the outstanding Billtrust Series E Preferred Stock (voting together as a single class), given in writing or vote at a meeting and (iii) a majority of the shares of Billtrust Common Stock and Billtrust Preferred Stock outstanding (voting together on an as-converted basis to Billtrust Common Stock basis).

Concurrently with the execution of the BCA, South Mountain, First Merger Sub, Second Merger Sub and the Supporting Billtrust Stockholders entered into the Billtrust Stockholder Support Agreements. Each Billtrust Stockholder Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Billtrust's stockholders, each Supporting Billtrust Stockholder will execute and deliver a written consent with respect to the outstanding shares of Billtrust Common Stock and Billtrust Preferred Stock held by such Supporting Billtrust Stockholder adopting the BCA and approving the Business Combination. As of September 30, 2020, the shares of Billtrust Capital Stock that are owned by the Supporting Billtrust Stockholders and subject to the Billtrust Stockholder Support Agreements represent approximately 88.5% of the outstanding shares of Billtrust Capital Stock, approximately 91.9% of the outstanding shares of Billtrust Preferred Stock and approximately 92.1% of the outstanding shares of Billtrust Series E Preferred Stock. The execution and delivery of written consents by all of the Supporting Billtrust Stockholders will constitute the Billtrust Stockholder Approval at the time of such delivery.
Q.
Given that the delivery of the written consents by all of the Supporting Billtrust Stockholders will constitute the Billtrust Stockholder Approval at the time of such delivery, why are the parties seeking consents from all holders of Billtrust Capital Stock?

A.
Under applicable SEC guidance, a company may seek a commitment from principal security holders of a target to vote in favor of a business combination transaction and register the securities to be offered and sold in the transaction if, among other things, votes will also be solicited from target stockholders who have not entered into such commitments.

Concurrently with the execution of the BCA, South Mountain, First Merger Sub, Second Merger Sub and the Supporting Billtrust Stockholders entered into the Billtrust Stockholder Support Agreements. Each Billtrust Stockholder Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Billtrust's stockholders, each Supporting Billtrust Stockholder will execute and deliver a written consent with respect to the outstanding shares of Billtrust Common Stock and Billtrust Preferred Stock held by such Supporting Billtrust Stockholder adopting the BCA and approving the Business Combination. As of September 30, 2020, the shares of Billtrust Capital Stock that are owned by the Supporting Billtrust Stockholders and subject to the Billtrust Stockholder Support Agreements represent approximately 88.5% of the outstanding shares of Billtrust Capital Stock, approximately 91.9% of the outstanding shares of Billtrust Preferred Stock and approximately 92.1% of the outstanding shares of Billtrust Series E Preferred Stock. The execution and delivery of written consents by all of the Supporting Billtrust Stockholders will constitute the Billtrust Stockholder Approval at the time of such delivery. Because the Billtrust stockholders have agreed to deliver written consents adopting the BCA and approving the Business Combination, Billtrust is seeking written consents from all Billtrust stockholders who are entitled to vote on such matters, in accordance with the applicable SEC guidance referred to above. Nevertheless, the execution and delivery of written consents by all of the Supporting Billtrust Stockholders will constitute the Billtrust Stockholder Approval at the time of such delivery.

The delivery, change or revocation of a written consent by any other Billtrust stockholder with respect to the Billtrust Business Combination Proposal after the delivery of the written consents by all of the Supporting Billtrust Stockholders will not have any effect.
Q.	How can I return my written consent?
A.
If you hold shares of Billtrust Capital Stock as of the close of business on the Billtrust Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Billtrust. Once you have completed, dated and signed the written consent, you may deliver it to Billtrust by emailing a .pdf copy to    . Billtrust will not call or convene any meeting of its stockholders in connection with the approval of the Billtrust Business Combination Proposal. Billtrust stockholders should not send stock certificates with their written consents.

Q.	What happens if I do not return my written consent?
A.
If you hold shares of Billtrust Capital Stock as of the Billtrust Record Date and you do not return your written consent, it will have the same effect as a vote against the Billtrust Business Combination Proposal. However, each Billtrust Stockholder Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Billtrust's stockholders, each Supporting Billtrust Stockholder will execute and deliver a written consent with respect to the outstanding shares of Billtrust Common Stock and Billtrust Preferred Stock held by such Supporting Billtrust Stockholder adopting the BCA and approving the Business Combination. The execution and delivery of written consents by all of the Supporting Billtrust Stockholders will constitute the Billtrust Stockholder Approval at the time of such delivery. Therefore, a failure of any other Billtrust stockholder to deliver a written consent is not expected to have any effect on the approval of the Billtrust Business Combination Proposal.

Q.	What happens if I return my written consent but do not indicate a decision with respect to the proposals?
A.
If you hold shares of Billtrust Capital Stock as of the Billtrust Record Date and you return a signed written consent without indicating your decision on the Billtrust Business Combination Proposal, you will have given your consent to approve such proposal.

Q.	What is the deadline for returning my written consent?
A.
The Billtrust board of directors has set     , 2020 as the targeted final date for receipt of written consents (such date, as it may be extended in accordance with the next sentence, the “consent deadline”). Billtrust reserves the right to extend the consent deadline beyond     , 2020. Any such extension may be made without notice to Billtrust stockholders.

Q.	Can I change or revoke my written consent?
A.
Yes. You may change or revoke your consent to the Billtrust Business Combination Proposal at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the Billtrust Stockholder Support Agreements will constitute the Billtrust Stockholder Approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Billtrust's Solicitation of Written Consents—Submission of Written Consents.”

Q.	What do I need to do now?
A.
Billtrust urges you to read carefully and consider the information contained in this proxy statement/consent solicitation statement/prospectus, including the annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder of Billtrust. Once the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part has been declared effective by the SEC, Billtrust will solicit your written consent. The Billtrust board of directors unanimously recommends that all Billtrust stockholders approve the Billtrust Business Combination Proposal by executing and returning to Billtrust the written consent furnished with this proxy statement/consent solicitation statement/prospectus as soon as possible and no later than the consent deadline.
Q.	If I am a holder of Billtrust Common Stock or Billtrust Preferred Stock entitled to receive merger consideration, how do I elect the form of merger consideration that I prefer?
A.
At least twenty days prior to the Closing, Billtrust will mail an election form to each holder of record of Billtrust Common Stock and Billtrust Preferred Stock. Each holder of such Billtrust stock should complete and return such election form according to the instructions included with the form to make a Cash Election or an election to receive shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable (a “Stock Election”). In the event that any holder fails to make a Cash Election or a Stock Election with respect to any or all shares of Billtrust Common Stock or Billtrust Preferred Stock, then such holder shall be automatically deemed to have made a Stock Election. Any holder eligible to return an election form will be deemed to have properly made an election only if Billtrust has received its election form at its designated office by 5:00 pm on the date specified in the election form.

Q.	Should I send my stock certificates to Billtrust now?
A.
No. Do not send in your certificates now. Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, a letter of transmittal and written instructions for the surrender of Billtrust stock certificates or electronic certificates, as applicable, will be mailed to Billtrust stockholders.

Q.	Who can help answer my questions?
A.
If you have questions about the Business Combination or the process for returning your written consent, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent, please contact    .

Q.	What are the U.S. federal income tax consequences of the Mergers to U.S. holders of Billtrust Common Stock?
A.
For general information on the material U.S. federal income tax consequences of the Mergers to holders of Billtrust Common Stock, see the section entitled “Material U.S. Federal Income Tax Considerations of the Mergers and the Redemption.” The consequences of the Mergers to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the Mergers, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

SUMMARY OF THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the special meeting, you should read this entire proxy statement/consent solicitation statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.”
Parties to the Business Combination
South Mountain Merger Corp.
South Mountain is a Delaware blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. The South Mountain Units, South Mountain Class A Common Stock and the Public Warrants are currently listed on Nasdaq under the symbols “SMMCU,” “SMMC” and “SMMCW,” respectively. The mailing address of South Mountain’s principal executive office is 767 Fifth Avenue, 9th Floor, New York, NY 10153 and the telephone number of South Mountain’s principal executive office is (646) 446-2700.
Billtrust
Billtrust is a leading provider of cloud-based software and integrated payment processing solutions that simplify and automate B2B commerce. AR is broken and relies on conventional processes that are outdated, inefficient, manual and largely paper-based. Billtrust is at the forefront of the digital transformation of AR, providing mission-critical solutions that span credit decisioning and monitoring, online ordering, invoicing, cash application and collections. Billtrust’s solutions integrate with a number of ecosystem players, including financial institutions, enterprise resource planning systems, and accounts payable software platforms, to help customers accelerate cash flow and generate sales more quickly and efficiently. Customers use Billtrust’s platform to transition from expensive paper invoicing and check acceptance to efficient electronic billing and payments, which accelerates revenue capture, generates cost savings, and provides a better user experience.
The mailing address of Billtrust’s principal executive office is 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648, and its telephone number is (609) 235-1010.
For more information about Billtrust, see the sections entitled “Information About Billtrust” and “Billtrust’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.”
The Business Combination
The Business Combination Agreement
The following summary provides an overview of key aspects of the BCA. For more information about the BCA and the Business Combination and other transactions contemplated thereby, see the sections entitled “Proposal No. 2—The Business Combination Proposal” and “The Business Combination Agreement.” A copy of the BCA is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.
Billtrust shall take all action necessary to cause each share of Billtrust Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Billtrust Common Stock at the then-effective conversion rate (as calculated pursuant to the Billtrust Charter) and a number of shares of Billtrust Common Stock issuable with respect to any accrued dividends in accordance with the terms of the Billtrust Charter (the “Billtrust Preferred Stock Conversion”). All of the shares of Billtrust Preferred Stock converted into shares of Billtrust Common Stock will be cancelled, will no longer be outstanding and will cease to exist and no payment or distribution shall be made with respect thereto, and each holder of Billtrust Preferred Stock will thereafter cease to have any rights with respect to such securities.
At the Effective Time (and for the avoidance of doubt, following the Billtrust Preferred Stock Conversion), by virtue of the First Merger and without any action on the part of South Mountain, First Merger Sub, Billtrust or the Billtrust stockholders:
(a)
each share of Billtrust Common Stock (including Billtrust Common Stock resulting from the Billtrust Preferred Stock Conversion) that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares (as defined below)) will be cancelled and converted into (i) the contingent right to receive a number of shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock as further described below (such shares, the “Earnout Shares”) (which may be zero (0)) and (ii) (A) if the holder of such share of Billtrust Common Stock properly and timely makes a Cash Election with respect to such Cash Electing Share, without interest, equal to the quotient of $1,189,504,520 divided by the Billtrust Outstanding Shares (as defined below) (the “Per Share Merger Consideration Value”) except that if (x) the sum of the aggregate number of Dissenting Shares and the aggregate number of Cash Electing Shares, multiplied by (y) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”) exceeds the Cash Consideration Cap, then each Cash Electing Share shall be converted into the right to receive (a) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Cash Consideration Cap and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (b) a number of validly issued, fully paid and nonassessable shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, equal to the product of (1) the Per Share Stock Consideration and (2) one minus the Cash Fraction; and (B) if the holder of such share of Billtrust Common Stock makes a proper election to receive shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable (a “Stock Election”), with respect to such share of Billtrust Common Stock, which election has not been revoked, or the holder of such share fails to make a Cash Election or Stock Election with respect to such share of Billtrust Common Stock, the Per Share Stock Consideration;
(b)
each share of Billtrust Capital Stock held in the treasury of Billtrust will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto (such shares of Billtrust Capital Stock, the “Cancelled Shares”);

(c)
each share of common stock of First Merger Sub, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation; and

(d)
each option to purchase Billtrust Common Stock, whether or not exercisable and whether or not vested, that is outstanding immediately prior to the Effective Time (each, a “Billtrust Option”) will be assumed by South Mountain and converted into (i) an option to purchase shares of South Mountain Class A Common Stock (each, a “Converted Option”), and (ii) the contingent right to receive a number of Earnout Securities following the Closing. Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Billtrust Option immediately before the Effective Time, except that (A) each Converted Option will be exercisable for that number of shares of South Mountain Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Billtrust Common Stock subject to the Billtrust Option immediately before the Effective Time and (2) the Per Share Stock Consideration; and (B) the per share exercise price for each share of South Mountain Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Billtrust Common Stock of such Billtrust Option immediately before the Effective Time by (2) the Per Share Stock Consideration.

(e)	The following terms shall have the respective meanings ascribed to them below:
“Billtrust Outstanding Shares” means the total number of shares of Billtrust Common Stock and Billtrust Preferred Stock (on an “as-converted” to Billtrust Common Stock basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of Billtrust Common Stock issuable upon the Billtrust Preferred Stock Conversion, the number of shares of Billtrust Common Stock issued or issuable upon the exercise of all Billtrust Options and the shares of Billtrust Common Stock underlying that certain warrant of Billtrust exercisable into 14,527 shares of Series C Preferred Stock issued to Square 1 Bank on July 10, 2014 (the “Billtrust Warrant”) or any other Equity Equivalents (as defined in the BCA).

“Closing Available Cash” means, without duplication, an amount equal to (a) Closing SMMC Cash (as defined in the BCA) minus (b) the lesser of: (i)  $178 million and (ii) the Aggregate Cash Election Amount (as defined in the BCA).
“Per Share Stock Consideration” means a number of shares of SMMC Elected Common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) 10.
“SMMC Elected Common Stock” means South Mountain Class A Common Stock; provided, that “SMMC Elected Common Stock” means South Mountain Class C Common Stock with respect to one Billtrust stockholder that has elected to receive South Mountain Class C Common Stock.
The common stock to be issued at the Effective Time will generally take the form of South Mountain Class A Common Stock, except one Billtrust stockholder has elected to receive South Mountain Class C Common Stock.
Earnout Securities
Pursuant to the contingent rights set forth above, up to 12,000,000 shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock, as applicable, will be payable to each holder of shares of Billtrust Common Stock and/or Billtrust Options who has an Earnout Pro Rata Portion exceeding zero, in the amounts set forth below:
(a)
If the closing share price of New Billtrust Class 1 Common Stock equals or exceeds $12.50 for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the 5 year anniversary of the Closing Date (the first occurrence of the foregoing being referred to as the “$12.50 Share Price Milestone”, and such date is referred to as the “$12.50 Share Price Milestone Date”), a number of shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (the “$12.50 Earnout Shares”); and

(b)
If the closing share price of New Billtrust Class 1 Common Stock equals or exceeds $15.00 for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the 5 year anniversary of the Closing Date (the first occurrence of the foregoing being referred to as the “$15.00 Share Price Milestone”, and such date is referred to as the “$15.00 Share Price Milestone Date”), a number of shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (the “$15.00 Earnout Shares”).

Pursuant to the contingent rights set forth above, the Earnout RSUs will be payable to each holder in the amounts set forth below:
(a)
To the extent that any portion of the $12.50 Earnout Shares that would otherwise be issued to a holder of Billtrust securities hereunder relates to a Converted Option that remains unvested as of the $12.50 Share Price Milestone Date (each such option, a “$12.50 Unvested Converted Option”), then in lieu of issuing such $12.50 Earnout Shares, New Billtrust shall instead issue, as soon as practicable following the later of (1) the occurrence of the $12.50 Share Price Milestone and (2) New Billtrust’s filing of a Form S-8 Registration Statement, to each holder of a $12.50 Unvested Converted Option, an award of restricted stock units of New Billtrust for a number of shares of New Billtrust Class 1 Common Stock equal to such portion of the $12.50 Earnout Shares issuable with respect to the $12.50 Unvested Converted Option (such number of shares being referred to as the “$12.50 Earnout RSUs”). A holder of a $12.50 Unvested Converted Option shall only be granted $12.50 Earnout RSUs if such holder remains in continuous service to Billtrust or its successor as of the $12.50 Share Price Milestone Date and the applicable grant date. Such $12.50 Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting events of the applicable $12.50 Unvested Converted Option and shall be subject to the same vesting conditions as applied to the applicable $12.50 Unvested Converted Option. In the event that a Billtrust securityholder had more than one grant of Converted Options as of immediately prior to the Effective Time, the issuance of the Earnout Securities shall be apportioned among each of such grants of Converted Options as if each grant were held by a different person; and

(b)
To the extent that any portion of the $15.00 Earnout Shares that would otherwise be issued to a holder of Billtrust securities hereunder relates to a Converted Option that remains unvested as of the $15.00 Share Price Milestone Date (each such option, a “$15.00 Unvested Converted Option”), then in lieu of issuing such $15.00 Earnout Shares, New Billtrust shall instead issue, as soon as practicable following the later of

(1) the occurrence of the $15.00 Share Price Milestone and (2) New Billtrust’s filing of a Form S-8 Registration Statement, to each holder of a $15.00 Unvested Converted Option, an award of restricted stock units of New Billtrust for a number of shares of New Billtrust Class 1 Common Stock equal to such portion of the $15.00 Earnout Shares issuable with respect to the $15.00 Unvested Converted Option (such number of shares being referred to as the “$15.00 Earnout RSUs” and together with the $12.50 Earnout RSUs, the “Earnout RSUs”). A holder of a $15.00 Unvested Converted Option shall only be granted $15.00 Earnout RSUs if such holder remains in continuous service to Billtrust or its successor as of the $15.00 Share Price Milestone Date and the applicable grant date. Such $15.00 Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting events of the applicable $15.00 Unvested Converted Option and shall be subject to the same vesting conditions as applied to the applicable $15.00 Unvested Converted Option. In the event that a Billtrust securityholder had more than one grant of Converted Options as of immediately prior to the Effective Time, the issuance of the Earnout Securities shall be apportioned among each of such grants of Converted Options as if each grant were held by a different person.
The following terms shall have the respective meanings ascribed to them below:
“Earnout Pro Rata Portion” means, with respect to:
(a)
each holder of outstanding shares of Billtrust Common Stock as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of SMMC Elected Common Stock into which such holder’s shares of Billtrust Common Stock are converted into in accordance with the BCA divided by (ii) the sum of (x) the total number of shares of SMMC Elected Common Stock into which all outstanding shares of Billtrust Common Stock are converted into in accordance with the BCA, plus (y) the total number of shares of South Mountain Class A Common Stock issued or issuable upon the exercise of the Converted Options; and

(b)
each holder of outstanding Billtrust Options as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of South Mountain’s Class A Common Stock issued or issuable upon the exercise of such holders Converted Options, divided by (ii) the sum of (x) the total number of shares of SMMC Elected Common Stock into which all outstanding shares of Billtrust Common Stock are converted into in accordance with the BCA, plus (y) the total number of shares of South Mountain Class A Common Stock issued or issuable upon the exercise of the Converted Options.

(c)
For the avoidance of doubt, the amounts set forth in clauses (a)(i) and (a)(ii) of above shall include the shares of SMMC Elected Common Stock contemplated by the BCA and shall take into account each share of Billtrust Common Stock delivered in satisfaction of the Billtrust Warrant. In no event shall the aggregate Earnout Pro Rata Portion exceed 100%.

The Earnout Securities may also be payable upon certain change of control or liquidation events.
Representations, Warranties and Covenants
The BCA contains customary representations, warranties and covenants by Billtrust, South Mountain, First Merger Sub and Second Merger Sub. The BCA includes a mutual exclusivity provision between (a) Billtrust and (b) South Mountain, First Merger Sub and Second Merger Sub.
Conditions to the Closing
The consummation of the Business Combination is subject to certain conditions, among others: (i) approval by South Mountain’s stockholders and by Billtrust’s stockholders, (ii) South Mountain having at least $5,000,001 of net tangible assets as of the Effective Time, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (iv) the listing of the shares of South Mountain Class A Common Stock to be issued in connection with the closing of the transactions contemplated by the BCA will be approved for listing on the Nasdaq and the effectiveness of the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part, (v) the satisfaction of a minimum cash condition of $225 million for South Mountain, (vi) the Share and Warrant Cancellation Agreement shall remain in full force and effect, and the parties thereto shall be in compliance with the terms and conditions thereof in all material respects, (vii) the satisfaction or waiver of the conditions contained in the Subscription Agreements to the obligations of the parties thereto to consummate the PIPE Financing, and (viii) the completion of the redemption offer in relation to the Public Shares in accordance with the terms of the BCA and this proxy statement/consent solicitation statement/prospectus.
Termination Rights
The BCA may be terminated under certain customary and limited circumstances prior to the consummation of the Business Combination, including (i) by mutual written consent of the parties, (ii) by either South Mountain or Billtrust if (a) the consummation of the Business Combination has not occurred on or prior to March 15, 2021 (the “Outside Date”), (b) a final and non-appealable order has been issued or governmental action makes consummation of the transactions contemplated by the BCA, including the Mergers, illegal or otherwise prevents or prohibits the transactions contemplated by the BCA, (c) South Mountain’s stockholder approval is not obtained at the special meeting (subject to any adjournment or recess of the meeting) or (d) if (1) the Billtrust board of directors or any committee thereof elects to withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to South Mountain the Billtrust Board Recommendation (any such event, a “Billtrust Modification in Recommendation”) has occurred and (2) Billtrust has held a stockholders’ meeting and failed to obtain the Billtrust Stockholder Approval for the Business Combination at the stockholders’ meeting within 25 days after the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part becomes effective, (iii) by Billtrust (a) upon a breach by South Mountain, First Merger Sub or Second Merger Sub, or failure of a representation or warranty thereof, if such breach or failure gives rise to a failure of a closing condition and cannot be cured or has not been cured within the earlier of 30 days’ notice by Billtrust or the Outside Date or (b) in the event of a South Mountain Modification in Recommendation (as defined below) and (iv) by South Mountain (a) upon a breach by Billtrust, or failure of a representation or warranty thereof, if such breach or failure gives rise to a failure of a closing condition and cannot be cured or has not been cured within the earlier of 30 days’ notice by South Mountain or the Outside Date, (b) if (1) a Billtrust Modification in Recommendation has not occurred and (2) Billtrust fails to deliver the Billtrust Stockholder Approval for the Business Combination within three business days after the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part becomes effective, (c) the Post-Signing Billtrust Charter Amendment is not effective as of the time the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part becomes effective in accordance with applicable law or (d) in the event of a Billtrust Modification in Recommendation.
Expense Reimbursement
In the event the BCA is terminated by either party in accordance with the termination rights set forth in item (ii)(d) above or terminated by South Mountain in accordance with the termination rights set forth in items (iv)(b), (c) or (d) above, then South Mountain shall be entitled to receive an amount equal to the actual fees and expenses incurred by South Mountain or Sponsor in connection with the BCA and the transactions contemplated by the BCA, but excluding any underwriting fees and discounts, in an amount not to exceed $5 million.
Ownership of New Billtrust After the Closing
It is anticipated that, upon the completion of the Business Combination, the ownership of New Billtrust will be as follows:
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current Billtrust stockholders will own 101,150,452 shares of New Billtrust Common Stock (excluding any PIPE Shares), representing 67.8% of the total shares outstanding under the no redemption scenario, and 112,400,452 shares of New Billtrust Common Stock (excluding any PIPE Shares), representing 81.4% of the total shares outstanding under the maximum redemption scenario;

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the PIPE Investors will own 20,000,000 shares of New Billtrust Common Stock acquired as PIPE Shares, representing 13.4% of the total shares outstanding under the no redemption scenario and 14.5% of the total shares outstanding under the maximum redemption scenario; and

•
the current South Mountain stockholders will own 28,125,000 shares of New Billtrust Common Stock (excluding any PIPE Shares), representing 18.8%% of the total shares outstanding under the no redemption scenario, and 5,625,000 shares of New Billtrust Common Stock (excluding any PIPE Shares), representing 4.1% of the total shares outstanding under the maximum redemption scenario.

The numbers of shares and percentage interests set forth above reflect two different redemption scenarios laid out below.
•	Assuming no redemption scenario: This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.
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Assuming maximum redemption scenario: This presentation assumes that the Public Stockholders holding approximately 90% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 22,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $227.1 million including a pro rata portion of interest accrued on the Trust Account of $2.1 million. This maximum redemption scenario is based on a minimum cash condition of $225 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other South Mountain cash and cash equivalents of South Mountain less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

The presentation set forth above does not give effect to any performance vesting provisions applicable to any shares of South Mountain Common Stock and assumes (i) that there are no exercises of any South Mountain Warrants outstanding as of immediately prior to the Closing, (ii) the Closing Date will be December 30, 2020 and (iii) the issuance of all shares reserved for issuance under Billtrust’s existing equity incentive plans, including pursuant to outstanding options. In addition, the numbers of shares and percentage interests set forth above exclude the potential dilutive effect of the Earnout Securities. The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New Billtrust’s share ownership will be had the Business Combination occurred on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Other Agreements Related to the BCA
Billtrust Stockholder Support Agreements
Concurrently with the execution of the BCA, the Billtrust Supporting Stockholders executed support agreements with South Mountain, pursuant to which, among other things, such persons have agreed (a) to support the adoption of the BCA and the approval of the Business Combination, subject to certain customary conditions, and (b) not to transfer any of their Subject Shares (as defined in the Billtrust Stockholder Support Agreements) (or enter into any arrangement with respect thereto), subject to certain customary conditions. As of September 30, 2020, the Billtrust Supporting Stockholders who had entered into Billtrust Stockholder Support Agreements collectively held approximately 88.5% of the outstanding shares of Billtrust Capital Stock, approximately 91.9% of the outstanding shares of Billtrust Preferred Stock and approximately 92.1% of the outstanding shares of Billtrust Series E Preferred Stock.
For more information about the Billtrust Stockholder Support Agreements, see the section entitled “Certain Agreements Related to the Business Combination—Billtrust Stockholder Support Agreements.”
South Mountain Stockholder Support Agreement
Concurrently with the execution of the BCA, a holder of South Mountain Class A Common Stock executed a support agreement with Billtrust (the “South Mountain Support Agreement”), a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex H, pursuant to which, among other things, such stockholder agreed (a) to support the adoption of the BCA and the approval of the Business Combination, as well as the proposals contained in this proxy statement/consent solicitation statement/prospectus, subject to certain customary conditions, and (b) not to transfer any of its Subject Shares (as defined in the South Mountain Support Agreement) (or enter into any arrangement with respect thereto), subject to certain customary conditions.
For more information about the South Mountain Stockholder Support Agreement, see the section entitled “Certain Agreements Related to the Business Combination—South Mountain Stockholder Support Agreement.”
Non-Redemption Agreement
Concurrently with the execution of the BCA, a stockholder of South Mountain entered into a non-redemption agreement (the “Non-Redemption Agreement”) with South Mountain and Billtrust, pursuant to which, among other things, such stockholder owning in the aggregate 2,227,500 shares of South Mountain Class A Common Stock agreed not to elect to redeem or tender or submit for redemption any Public Shares held by such stockholder.

For more information about the Non-Redemption Agreement, see the section entitled “Certain Agreements Related to the Business Combination—Non-Redemption Agreement.”
PIPE Subscription Agreements
Concurrently with the execution of the BCA, South Mountain entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and South Mountain agreed to sell to the PIPE Investors the PIPE Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $200 million, in the PIPE Financing.
The Subscription Agreements are in all material respects similar to the Form of Subscription Agreement attached to this proxy statement/consent solicitation statement/prospectus as Annex I. The Subscription Agreement contains customary representations and warranties of South Mountain, on the one hand, and each PIPE Investor, on the other hand.
The closing of the PIPE Financing is expected to occur substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the condition that the Business Combination shall have been or will be consummated concurrently with the Subscription Closing. The purpose of the PIPE Financing is to raise additional capital for use by New Billtrust following the Closing.
For more information about the Subscription Agreements, see the section entitled “Certain Agreements Related to the Business Combination—PIPE Subscription Agreements.”
Share and Warrant Cancellation Agreement
Concurrently with the execution of the BCA, South Mountain and Billtrust entered into a Share and Warrant Cancellation Agreement with the Sponsor, which provides that immediately prior to, and contingent upon, the consummation of the Closing (the “Cancellation Effective Time”), (i) the Sponsor will forfeit 4,166,667 Private Placement Warrants held by the Sponsor prior to the Closing, which shall be automatically cancelled by South Mountain upon the Cancellation Effective Time, (ii) 2,787,833 Private Placement Warrants held by the Sponsor prior to the Cancellation Effective Time will be automatically transferred by the Sponsor to South Mountain for cancellation in exchange for newly issued shares of South Mountain Class A Common Stock, at an exchange ratio of one Private Placement Warrant for 0.1793508 of a share of South Mountain Class A Common Stock (such total rounded to the nearest whole share), resulting in the transfer of all 2,787,833 Private Placement Warrants by the Sponsor to South Mountain for cancellation in exchange for 500,000 shares of South Mountain Class A Common Stock, subject to certain vesting conditions set forth in the Share and Warrant Cancellation Agreement, (iii) the Sponsor will forfeit at least 1,250,000 shares of South Mountain Class B Common Stock held by the Sponsor prior to the Cancellation Effective Time, which shall be automatically cancelled by South Mountain upon the Cancellation Effective Time, which number may be adjusted based on the number of Public Shares redeemed by the Public Stockholders prior to the Business Combination (the “Forfeited Shares”), (iv) an aggregate of 3,125,000 of the shares of South Mountain Class B Common Stock will vest immediately following Closing and (v) the remainder of the Sponsor’s shares of South Mountain Class B Common Stock (or shares of South Mountain Class A Common Stock issued or issuable upon conversion thereof) not otherwise forfeited pursuant to the Share and Warrant Cancellation Agreement shall, at the Cancellation Effective Time, immediately become unvested and subject to the vesting and forfeiture provisions set forth in the Share and Warrant Cancellation Agreement, whereby half of such shares will vest upon the occurrence of the $12.50 Share Price Milestone and half of such shares will vest upon the occurrence of the $15.00 Share Price Milestone. In addition, the shares subject to the $12.50 Share Price Milestone or the $15.00 Share Price Milestone will accelerate vesting upon certain acceleration events, including a change of control of New Billtrust in which the value of the consideration to be received by holders of the New Billtrust Common Stock in such change of control event is at least $12.50 per share, or $15.00 per share, respectively. Any shares subject to vesting pursuant to the Share and Warrant Cancellation Agreement will be forfeited to the extent such shares remain unvested following the five year anniversary of the Closing. In addition, pursuant to the Share and Warrant Cancellation Agreement, the Sponsor has agreed to vote its South Mountain Class B Common Stock in favor of the Business Combination and the South Mountain Proposals.
For more information about the Share and Warrant Cancellation Agreement, see the section entitled “Certain Agreements Related to the Business Combination—Share and Warrant Cancellation Agreement.”
Amended and Restated Registration Rights Agreement
Concurrently with the execution of the BCA, South Mountain, Sponsor, Billtrust and certain significant stockholders of Billtrust and South Mountain entered into an amended and restated registration rights agreement

(“Registration Rights Agreement”), in the form attached to this proxy statement/consent solicitation statement/prospectus as Annex K. The Registration Rights Agreement will become effective upon the consummation of the Business Combination. Under the Registration Rights Agreement, following the Closing, stockholders party to the Registration Rights Agreement may request to sell all or any portion of their registrable securities in an underwritten offering up to two times. New Billtrust also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that New Billtrust will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. For more information about the Registration Rights Agreement, see the section entitled “Certain Agreements Related to the Business Combination—Amended and Restated Registration Rights Agreement.”
Stockholders Agreement
Concurrently with the execution of the BCA, South Mountain entered into a Stockholders Agreement (the “Stockholders Agreement”) with Sponsor, to be effective upon the Closing. Pursuant to the Stockholders Agreement, Sponsor and its successors and any “permitted transferees” (as defined in the Stockholders Agreement) (together, the “Stockholder Parties”) will have the right to nominate one individual as may be designated from time to time (the “Sponsor Director”) to the New Billtrust Board following the Closing for so long as the Stockholder Parties beneficially own, in the aggregate, a number of shares of South Mountain Class A Common Stock (or securities of New Billtrust into which such shares of South Mountain Class A Common Stock are converted or reclassified or for which such shares of South Mountain Class A Common Stock are exchanged) equal to or greater than 20% of the aggregate number of shares of South Mountain Class A Common Stock beneficially owned by the Stockholder Parties immediately following the Closing (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like, the “20% Threshold”).
Pursuant to the Stockholders Agreement, the Stockholder Parties will have certain information rights for so long as such parties and their permitted transferees beneficially own, in the aggregate, a number of shares of South Mountain Class A Common Stock (or securities of New Billtrust into which such shares of South Mountain Class A Common Stock are converted or reclassified or for which such shares of South Mountain Class A Common Stock are exchanged) equal to or greater than the 20% Threshold. The Stockholders Agreement will terminate with respect to the Stockholder Parties at the time that they cease to collectively beneficially own, in the aggregate, a number of shares of South Mountain Class A Common Stock (or securities of New Billtrust into which such shares of South Mountain Class A Common Stock are converted or reclassified or for which such shares of South Mountain Class A Common Stock are exchanged) equal to or greater than the 20% Threshold.
For more information about the Stockholders Agreement, see the section entitled “Certain Agreements Related to the Business Combination—Stockholders Agreement.”
Confidentiality and Lock-up Agreements
Concurrently with the execution of the BCA, certain Billtrust stockholders, including all Billtrust senior officers and directors continuing with New Billtrust, and their affiliates that hold Billtrust securities entered into Confidentiality and Lockup Agreements (the “Confidentiality and Lockup Agreements”), in the form attached to this proxy statement/consent solicitation statement/prospectus as Annex L. Pursuant to the Confidentiality and Lockup Agreements, such stockholders have separately agreed that they will not, during the period beginning as of the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the Closing Date, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares (as defined in the Confidentiality and Lockup Agreements) of New Billtrust Common Stock, or any options or warrants to purchase any shares of New Billtrust Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Billtrust Common Stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreements), in each case, received by such stockholder pursuant to the BCA. The Confidentiality and Lockup Agreements will become effective upon the consummation of the Business Combination.
For more information about the Confidentiality and Lockup Agreements, see the section entitled “Certain Agreements Related to the Business Combination—Confidentiality and Lockup Agreements.”

Board of New Billtrust following the Business Combination
Upon the Closing, we anticipate that the New Billtrust Board will consist of seven members, reclassified into three separate classes, with each class serving a three-year term; except with respect to the election of directors at the special meeting pursuant to Proposal No. 7—The Election of Directors Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). All of our existing directors of South Mountain, except for Charles B. Bernicker, have informed us that they will resign from our board of directors upon Closing.
Our board of directors has nominated the following individuals for election at our special meeting pursuant to Proposal No. 7—The Election of Directors Proposal:
•	Class I Directors: , , and ;
•	Class II Directors: , , and ; and
•	Class III Directors: , , and .
For additional details, see the sections of this proxy statement/consent solicitation statement/prospectus entitled “Proposal No. 7—The Election of Directors Proposal” and “Management After the Business Combination.”
Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, South Mountain will be treated as the acquired company and Billtrust will be treated as the acquirer for financial statement reporting purposes.
For more information, see the section entitled “The Business Combination—Accounting Treatment of the Business Combination.”
Appraisal or Dissenters’ Rights
No appraisal or dissenter’s rights are available to holders of shares of South Mountain Common Stock or South Mountain Warrants in connection with the Business Combination.
South Mountain Proposals for Stockholder Approval
At the special meeting, the South Mountain’s stockholders will be asked to separately approve the following proposals:
•	The Pre-Mergers Charter Proposal—a proposal to amend South Mountain’s Existing Charter.
•	The Business Combination Proposal—a proposal to approve the adoption of the BCA and the Business Combination.
•	The Post-Mergers Charter Proposals—four proposals to amend South Mountain’s Existing Charter, as amended by the Existing Charter Amendment:
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Proposal No. 3 — to amend the authorized capital stock of New Billtrust to 575,000,000 shares, consisting of 538,000,000 shares of New Billtrust Class 1 Common Stock, 27,000,000 shares of New Billtrust Class 2 Common Stock and 10,000,000 shares of undesignated preferred stock;

○	Proposal No. 4 — to require an affirmative vote of 66 2∕3% of the outstanding shares of New Billtrust Common Stock to alter, amend, or repeal the Proposed Bylaws of South Mountain;
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Proposal No. 5 — to require an affirmative vote of 66 2∕3% of the outstanding shares of New Billtrust Common Stock to alter, amend, or repeal Articles V, VI, VII, VIII and IX of the Proposed Charter; and

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Proposal No. 6 — to approve and adopt the Proposed Charter that includes the approval of Proposal 3, Proposal 4 and Proposal 5 and provides for certain additional changes, including changing South Mountain’s name from “South Mountain Merger Corp.” to “BTRS Holdings Inc.,” which our board of directors believes are necessary to adequately address the needs of New Billtrust following the Closing.

•	The Election of Directors Proposal—a proposal to elect the directors comprising the board of directors of New Billtrust.
•	The Equity Incentive Plan Proposal—a proposal to approve and adopt the equity incentive award plan established to be effective as of the Closing.
•	The Employee Stock Purchase Plan Proposal—a proposal to approve and adopt the employee stock purchase plan established to be effective as of the Closing.
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The Nasdaq Proposal— a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of (i) shares of South Mountain Class A Common Stock pursuant to the BCA, (ii) Warrant Shares pursuant to the Share and Warrant Cancellation Agreement, (iii) PIPE Shares to the PIPE Investors in the PIPE Financing in connection with the Business Combination and (iv) shares of South Mountain Class C Common Stock pursuant to the BCA.

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The Adjournment Proposal— a proposal to approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

For more information about these proposals, see the sections of this proxy statement/consent solicitation statement/prospectus entitled “Proposal No. 1—The Pre-Mergers Charter Proposal,” “Proposal No. 2—The Business Combination Proposal,” “Proposals Nos. 3-6—The Post-Mergers Charter Proposals,” “Proposal No. 7—The Election of Directors Proposal,” “Proposal No. 8—The Equity Incentive Plan Proposal,” “Proposal No. 9—The Employee Stock Purchase Plan Proposal,” “Proposal No. 10—The Nasdaq Proposal” and “Proposal No. 11—The Adjournment Proposal.”
Date, Time and Place of Special Meeting
The special meeting will be held on    , 2020, at 10:00 a.m., Eastern time, conducted via live webcast at the following address    . You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. South Mountain recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.
Record Date and Voting
South Mountain’s stockholders will be entitled to vote or direct votes to be cast at the special meeting of stockholders if they owned shares of South Mountain Class A Common Stock or South Mountain Class B Common Stock at the South Mountain Record Date. South Mountain’s stockholders are entitled to one vote for each share of South Mountain Class A Common Stock or South Mountain Class B Common Stock that they owned as of the close of business on the South Mountain Record Date. If South Mountain’s stockholders’ shares are held in “street name” or are in a margin or similar account, such stockholder should contact their broker, bank or other nominee to ensure that votes related to the shares beneficially own by such stockholder are properly counted. On the South Mountain Record Date, there were    shares of South Mountain Class A Common Stock outstanding and    shares of South Mountain Class B Common Stock outstanding and are held by our Sponsor.
Our Sponsor has agreed to vote all of their shares of South Mountain Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal. South Mountain’s issued and outstanding South Mountain Warrants do not have voting rights at the special meeting of stockholders.
Quorum and Vote Required for the South Mountain Proposals
A quorum will be present at the special meeting if a majority of the South Mountain Common Stock outstanding and entitled to vote at the special meeting is represented in person or by proxy.
The approval of the Pre-Mergers Charter Proposal requires the affirmative vote (in person online or by proxy) of the holders of a majority of the outstanding shares of South Mountain Common Stock voting together as a single class.

The approval of the Post-Mergers Charter Proposals requires the affirmative vote (in person online or by proxy) of (i) the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class and (ii) the holders of a majority of the then outstanding South Mountain Class B Common Stock, voting separately as a single class.
The approval of the Business Combination Proposal, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person online or by proxy) of the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class, that are cast at the special meeting of stockholders.
The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of South Mountain Common Stock entitled to vote and cast thereon at the special meeting.
For more information about these proposals, see the sections of this proxy statement/consent solicitation statement/prospectus entitled “Quorum and Vote Required for the South Mountain Proposals.”
Recommendation to South Mountain Stockholders
Our board of directors believes that each of the Pre-Mergers Charter Proposal, the Business Combination Proposal, the Post-Mergers Charter Proposals, the Election of Directors Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal to be presented at the special meeting is in the best interests of South Mountain and our stockholders and unanimously recommends that its stockholders vote “FOR” each of these proposals and “FOR” each of the director nominees.
Recommendation to Billtrust Stockholders
Billtrust’s board of directors believes that the BCA, the Business Combination contemplated by the BCA and the other transactions contemplated by the BCA are advisable and in the best interests of Billtrust and its stockholders, and have adopted and approved the BCA and the transactions contemplated thereby, including the Business Combination, and directed that the BCA be submitted to the holders of Billtrust Common Stock and Billtrust Preferred Stock for consideration. The Billtrust board of directors recommends that the holders of Billtrust Common Stock and Billtrust Preferred Stock adopt and approve the BCA and the transactions contemplated thereby, including the Business Combination, by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.
South Mountain Board’s Reasons for the Approval of the Business Combination
After careful consideration, the South Mountain Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. For a description of the South Mountain Board’s reasons for the approval of the Business Combination, see the section of this proxy statement/consent solicitation statement/prospectus entitled “The Business Combination—Recommendation of the South Mountain Board and Reasons for the Business Combination.”
Billtrust Board of Directors’ Reasons for the Approval of the Business Combination
After careful consideration, the Billtrust board of directors recommends that its stockholders vote “FOR” the approval of the BCA and the Business Combination. For a description of Billtrust’s board of directors reasons for the approval of the BCA and the Business Combination, see the section of this proxy statement/consent solicitation statement/prospectus entitled “The Business Combination—Billtrust’s Board of Directors’ Reasons for the Approval of the Business Combination.”
Billtrust Solicitation of Written Consents
The BCA provides that Billtrust will seek the approval of the Billtrust Business Combination Proposal pursuant to this proxy statement/consent solicitation statement/prospectus, and, to the extent the Billtrust Business Combination Proposal is approved by written consent and to the extent there is no Billtrust Modification in Recommendation, Billtrust is not expected to call or convene any meeting of its stockholders in connection with the approval of the Billtrust Business Combination Proposal. Billtrust stockholders are being asked to approve the

Billtrust Business Combination Proposal by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.
Only Billtrust stockholders of record as of the close of business on the Billtrust Record Date will be entitled to execute and deliver a written consent. Each holder of Billtrust Common Stock is entitled to one vote for each share of Billtrust Common Stock held as of the Billtrust Record Date. Each holder of Billtrust Preferred Stock is entitled to a number of votes equal to the number of shares of Billtrust Common Stock into which the shares of Billtrust Preferred Stock held by such holder could be converted as of the Billtrust Record Date.
The approval of the Billtrust Business Combination Proposal requires the written consent or affirmative vote of the holders of the Billtrust Capital Stock holding at least (i) 78% of the Billtrust Preferred Stock outstanding as of the date of the BCA (voting together as a separate class on an “as-converted” to Billtrust Common Stock basis), (ii) a majority of the outstanding Billtrust Series E Preferred Stock (voting together as a single class) and (iii) a majority of the shares of Billtrust Common Stock and Billtrust Preferred Stock outstanding (voting together on an as-converted basis to Billtrust Common Stock basis).
Concurrently with the execution of the BCA, South Mountain, First Merger Sub, Second Merger Sub and the Supporting Billtrust Stockholders entered into the Billtrust Stockholder Support Agreements. Each Billtrust Stockholder Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Billtrust's stockholders, each Supporting Billtrust Stockholder will execute and deliver a written consent with respect to the outstanding shares of Billtrust Common Stock and Billtrust Preferred Stock held by such Supporting Billtrust Stockholder adopting the BCA and approving the Business Combination. As of September 30, 2020, the shares of Billtrust Capital Stock that are owned by the Supporting Billtrust Stockholders and subject to the Billtrust Stockholder Support Agreements represent approximately 88.5% of the outstanding shares of Billtrust Capital Stock, approximately 91.9% of the outstanding shares of Billtrust Preferred Stock and approximately 92.1% of the outstanding shares of Billtrust Series E Preferred Stock. The execution and delivery of written consents by all of the Supporting Billtrust Stockholders will constitute the Billtrust Stockholder Approval at the time of such delivery.
You may consent to the Billtrust Business Combination Proposal with respect to your shares of Billtrust Capital Stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Billtrust by the consent deadline.
You may execute a written consent to approve the Billtrust Business Combination Proposal (which is equivalent to a vote for such proposal), or disapprove, or abstain from consenting with respect to, the Billtrust Business Combination Proposal (which is equivalent to a vote against such proposal). If you do not return your written consent, it will have the same effect as a vote against the Billtrust Business Combination Proposal. If you are a record holder of shares of Billtrust Common Stock and/or Billtrust Preferred Stock and you return a signed written consent without indicating your decision on the Billtrust Business Combination Proposal, you will have given your consent to approve such proposal.
Due to the obligations of the Supporting Billtrust Stockholders under the Billtrust Stockholder Support Agreements, a failure of any other Billtrust stockholder to deliver a written consent, or any change or revocation of a previously delivered written consent by any other Billtrust stockholder, is not expected to have any effect on the approval of the Billtrust Business Combination Proposal.
Billtrust stockholders should not send stock certificates with their written consents. Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, a letter of transmittal and written instructions for the surrender of Billtrust stock certificates or electronic certificates, as applicable, will be mailed to Billtrust stockholders. Do not send in your certificates now.
The expense of preparing, printing and mailing these consent solicitation statement materials is being borne by Billtrust. Officers and employees of Billtrust may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.
Interests of South Mountain Directors and Officers in the Business Combination
When considering the South Mountain Board’s recommendation that South Mountain’s stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals presented for stockholder approval in this proxy statement/consent solicitation statement/prospectus, South Mountain’s stockholders should be aware that certain of South Mountain’s Sponsor, executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of South Mountain’s stockholders. These interests may influence South Mountain’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the transactions contemplated thereby. These interests were considered by the South Mountain Board when it approved the Business Combination. For further information, please see the section entitled “The Business Combination—Interests of South Mountain Directors and Officers in the Business Combination.”
Interests of Billtrust Directors and Executive Officers in the Business Combination
When considering Billtrust’s board of directors’ recommendation that Billtrust stockholders vote in favor of the approval of the BCA and the transactions contemplated thereby, including the Business Combination, Billtrust stockholders should be aware that certain of Billtrust’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of Billtrust’s other stockholders. These interests may influence Billtrust’s directors in making their recommendation that you vote in favor of the approval of the BCA and the transactions contemplated thereby. These interests were considered by the Billtrust board of directors when it approved the Business Combination. For further information, please see the section entitled “The Business Combination—Interests of Billtrust Directors and Executive Officers in the Business Combination.”
Redemption Rights
Pursuant to our Existing Charter, holders of Public Shares may elect to have their Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Existing Charter. For illustrative purposes, based on funds in the Trust Account of approximately $252.3 million on September 30, 2020, the estimated per share redemption price would have been approximately $10.09. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of our South Mountain Class A Common Stock for cash and will no longer own shares of South Mountain. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Each redemption of Public Shares by our Public Stockholders will decrease the amount in the Trust Account, which holds approximately $252.3 million on September 30, 2020 (net of Permitted Withdrawals). See the section entitled “Special Meeting in Lieu of the 2020 Annual Meeting of South Mountain Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Risk Factors
In evaluating the Business Combination and the proposals to be considered and voted on at the special meeting of South Mountain stockholders, you should carefully read this proxy statement/consent solicitation statement/prospectus, including the annexes, and especially review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 44 of this proxy statement/consent solicitation statement/prospectus. Among these important risks are the following:
Risks Related to Billtrust’s Business and Industry:
•	Billtrust has a history of operating losses and may not achieve or sustain profitability in the future.
•
The COVID-19 pandemic has materially impacted the United States and global economies, and could have a material adverse impact on Billtrust’s employees, customers and partners, which could adversely and materially impact Billtrust’s business, financial condition and results of operations.

•
If Billtrust’s security measures are breached or unauthorized access to customer data is otherwise obtained, Billtrust’s platform or products may be perceived as not being secure, customers may reduce the use of or stop using Billtrust’s products and platform and Billtrust may incur significant liabilities.

•	Billtrust’s quarterly results may fluctuate significantly and may not fully reflect the underlying performance of Billtrust’s business.
•	If Billtrust fails to manage its technical operations infrastructure, Billtrust’s existing customers may experience service outages.

•
Billtrust’s risk management efforts may not be effective to prevent fraudulent activities by its customers, employees or other third parties, which could expose Billtrust to material financial losses and liability and otherwise harm its business.

•
Billtrust facilitates the transfer of customer funds daily, and is subject to the risk of errors, which could result in financial losses, damage to its reputation, or loss of trust in its brand, which would harm its business and financial results.

•	If Billtrust is unable to attract new customers, the growth of its revenues will be adversely affected.
•
Billtrust’s business depends substantially on Billtrust’s customers renewing their contracts and subscriptions and purchasing additional subscriptions from Billtrust. Any decline in Billtrust’s customer renewals would harm Billtrust’s future operating results.

•
Because Billtrust recognizes subscription revenues over the term of the contract, fluctuations in new sales and customer cancellations may not be immediately reflected in Billtrust’s operating results and may be difficult to discern.

•	The markets in which Billtrust participates are competitive, and if Billtrust does not compete effectively, its operating results could be harmed.
•
Billtrust’s business is subject to extensive government regulation and oversight. Its failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm Billtrust’s business.

•
If Billtrust fails to integrate with its customers’ and partners’ APIs for their billing and payment systems and with third-party technologies, Billtrust’s platform may become less marketable and less competitive or obsolete and its operating results may be harmed.

•	Financial projections relating to New Billtrust after the Business Combination may not be achieved.
Risks Related to South Mountain and the Business Combination
•
Following the consummation of the Business Combination, New Billtrust’s only significant asset will be ownership of 100% of Billtrust’s common stock, and New Billtrust does not currently intend to pay dividends on New Billtrust Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of New Billtrust Common Stock.

•	There can be no assurance that New Billtrust Class 1 Common Stock will be approved for listing on Nasdaq or that New Billtrust will be able to comply with the continued listing standards of Nasdaq.
•
Subsequent to the consummation of the Business Combination, New Billtrust may be required to take write-downs or write-offs, or New Billtrust may be subject to restructuring, impairment or other charges that could have a significant negative effect on New Billtrust’s financial condition, results of operations and the price of New Billtrust Common Stock, which could cause you to lose some or all of your investment.

•
If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of South Mountain’s securities or, following the Closing, New Billtrust’s securities, may decline. A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

•
Following the consummation of the Business Combination, New Billtrust will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

•
The South Mountain Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.

•
South Mountain’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/consent solicitation statement/prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BILLTRUST
The following table sets forth selected historical financial data of Billtrust for the periods and as of the dates indicated. The selected historical financial data of Billtrust as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 was derived from the audited historical financial statements of Billtrust included elsewhere in this proxy statement/consent solicitation statement/prospectus. The selected historical interim financial data of Billtrust as of June 30, 2020, and for the six months ended June 30, 2020 and 2019 was derived from the unaudited condensed financial statements of Billtrust included elsewhere in this proxy statement/consent solicitation statement/prospectus and has been prepared on a consistent basis as the audited financial statements. In the opinion of Billtrust’s management, the interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements.
The following selected historical financial data should be read together with Billtrust’s financial statements and accompanying notes and “Billtrust’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/consent solicitation statement/prospectus. The selected historical financial data in this section is not intended to replace Billtrust’s financial statements and the related notes. Billtrust’s historical results are not necessarily indicative of the results that may be expected in the future, and Billtrust’s results as of and for the six months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the year ending December 31, 2020, or any other period.
Statements of Operations Data:
(in thousands)
	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
Revenues	$136,468	$120,515	$110,186	$68,736	$65,214
Cost of revenues, excluding depreciation and amortization	72,023	67,511	66,501	34,089	35,749
Total operating expenses	85,561	70,066	61,166	42,653	41,074
Loss from operations	(21,116)	(17,062)	(17,481)	(8,006)	(11,609)
Interest income	1	136	196	17	1
Interest expense	(1,507)	(814)	(812)	(2,285)	(569)
Other income (expense), net	(21)	(422)	(121)	392	—
Loss before income taxes	(22,643)	(18,162)	(18,218)	(9,882)	(12,177)
(Provision) benefit for income taxes	(160)	(69)	1,409	(117)	(97)
Net loss and comprehensive loss	(22,803)	(18,231)	(16,809)	(9,999)	(12,274)
Balance Sheets Data (end of period):
(in thousands)
	As of December 31,		As of June 30, 2020
	2019	2018
Cash and cash equivalents	$4,736	$3,395	$7,164
Total assets	130,696	108,381	135,911
Long term debt and capital lease obligations, net of deferred financing costs	28,142	6,103	43,451
Total liabilities	114,230	74,261	128,031
Redeemable convertible preferred stock	150,358	141,676	154,696
Total stockholders' deficit	(133,892)	(107,556)	(146,816)

SELECTED HISTORICAL FINANCIAL INFORMATION OF SOUTH MOUNTAIN
The following table sets forth selected historical financial information derived from South Mountain’s unaudited condensed financial statements as of June 30, 2020 and for the six months then ended, for the period from February 28, 2019 (inception) through June 30, 2019 with respect to the statement of operations and cash flow data, and the audited financial statements as of December 31, 2019 and for the period from February 28, 2019 (inception) through December 31, 2019 with respect to the statement of operations and cash flow data, each of which is included elsewhere in this proxy statement/consent solicitation statement/prospectus. Such unaudited interim financial information has been prepared on a basis consistent with South Mountain’s audited financial statements and should be read in conjunction with the interim unaudited condensed financial statements and audited financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus. In the opinion of South Mountain’s management, the unaudited condensed financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read carefully the following selected information in conjunction with “South Mountain Management’s Discussion and Analysis of Financial Condition and Results of Operations” and South Mountain’s historical financial statements and the notes related thereto, included elsewhere in this proxy statement/consent solicitation statement/prospectus.
(in thousands, except share and per share data)	For the Period from February 28, 2019 (inception) through June 30, 2019	For the Period from February 28, 2019 (inception) through December 31, 2019	Six Months Ended June 30, 2020
Statements of Operations Data:
Operating and formation costs	$67	$562	$489
Loss from operations	(67)	(562)	(489)
Other income:
Interest income on marketable securities held in Trust Account	87	2,338	883
(Loss) income before provision for income taxes	20	1,777	394
Benefit (provision) for income taxes	(4)	(373)	(83)
Net (loss) income	16	1,403	311
Weighted average shares outstanding, basic and diluted	5,768	6,909	7,393
Basic and diluted net loss per common share	(0.00)	(0.05)	(0.05)
Cash Flow Data:
Net cash used in operating activities	(34)	(713)	(594)
Net cash (used in) provided by investing activities	(250,000)	(249,528)	388
Net cash provided by financing activities	252,201	251,847	—
	December 31, 2019	June 30, 2020
Balance Sheets Data (end of period):
Cash	$1,606	$1,401
Marketable securities held in Trust Account	251,866	252,361
Total assets	253,617	254,013
Total liabilities	8,337	8,422
Class A Common Stock, $0.0001 par value; 200,000,000 shares authorized; 1,172,844 and 1,138,051 shares issued and outstanding (excluding 23,827,156 and 23,861,949 shares subject to possible redemption) at June 30, 2020 and December 31, 2019, respectively.	114	117
Total stockholders’ equity	5,000	5,000

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined financial information for the six months ended June 30, 2020 and the year ended December 31, 2019 combines the historical statement of operations of South Mountain and the historical statement of operations of Billtrust, giving effect to the Business Combination as if it had occurred on January 1, 2019. The selected unaudited pro forma condensed combined balance sheet as of June 30, 2020 combines the historical balance sheet of South Mountain and Billtrust, giving effect to the Business Combination as if it had occurred on June 30, 2020. The selected unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this proxy statement/consent solicitation statement/prospectus under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The unaudited pro forma condensed combined statements of operations are not necessarily indicative of what the actual results of operations would have been had the Business Combination taken place on the date indicated, nor are they indicative of the future consolidated results of operations of the post-combination company. The pro forma adjustments are based on the information currently available. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.
The historical financial information has been adjusted to give pro forma effect to the following events that are related and/or directly attributable to the Business Combination. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of South Mountain Class A Common Stock into cash:
•	Assuming no redemption scenario: This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.
•
Assuming maximum redemption scenario: This presentation assumes that the Public Stockholders holding approximately 90% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 22,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $227.1 million including a pro rata portion of interest accrued on the Trust Account of $2.1 million. This maximum redemption scenario is based on a minimum cash condition of $225 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other South Mountain cash and cash equivalents of South Mountain less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

	Historical		Pro forma
(in thousands, except per share data)	South Mountain	Billtrust	No redemption scenario	Maximum redemption scenario
Statement of Operations Data - For the Six Months Ended June 30, 2020
Revenues	$—	$68,736	$68,736	$68,736
Cost of revenues, excluding depreciation and amortization	—	34,089	34,089	34,089
Total operating expenses	489	42,653	43,142	43,142
Loss from operations	(489)	(8,006)	(8,495)	(8,495)
Net income (loss) and comprehensive income (loss)	311	(9,999)	(8,191)	(8,191)
Basic and diluted net loss per share	(0.05)	n/a	(0.05)	(0.06)

	Historical		Pro forma
(in thousands, except per share data)	South Mountain	Billtrust	No redemption scenario	Maximum redemption scenario
Statement of Operations Data - For the Year Ended December 31, 2019
Revenues	$—	$136,468	$136,468	$136,468
Cost of revenues, excluding depreciation and amortization	—	72,023	72,023	72,023
Total operating expenses	562	85,561	86,123	86,123
Loss from operations	(562)	(21,116)	(21,678)	(21,678)
Net income (loss) and comprehensive income (loss)	1,403	(22,803)	(21,827)	(21,827)
Basic and diluted net loss per share	(0.05)	n/a	(0.15)	(0.16)
	Historical		Pro forma
(in thousands)	South Mountain	Billtrust	No redemption scenario	Maximum redemption scenario
Balance Sheet Data - As of June 30, 2020
Total current assets	$1,652	$61,315	$263,395	$148,770
Total assets	254,013	135,911	337,991	223,366
Total current liabilities	452	49,186	49,433	49,433
Total liabilities	8,422	128,031	84,947	84,947
Common stock subject to possible redemption	240,591	—	—	—
Redeemable convertible preferred stock	—	154,696	—	—
Total stockholders' equity (deficit)	5,000	(146,816)	253,044	138,419

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER
SHARE DATA OF SOUTH MOUNTAIN AND BILLTRUST
The following tables set forth:
•	historical per share information of South Mountain for the six months ended June 30, 2020 and for the period from February 28, 2019 (inception) through December 31, 2019;
•	historical per share information of Billtrust for the six months ended June 30, 2020 and for the year ended December 31, 2019; and
•
unaudited pro forma per share information of the combined company for the six months ended June 30, 2020 and for the year ended December 31, 2019 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

○	Assuming no redemption scenario: This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.
○
Assuming maximum redemption scenario: This presentation assumes that the Public Stockholders holding approximately 90% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 22,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $227.1 million including a pro rata portion of interest accrued on the Trust Account of $2.1 million. This maximum redemption scenario is based on a minimum cash condition of $225 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other South Mountain cash and cash equivalents of South Mountain less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

The following tables should be read in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/consent solicitation statement/prospectus, and the historical financial statements of South Mountain and Billtrust and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. The unaudited South Mountain and Billtrust pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.
The unaudited pro forma combined net income per share information below does not purport to represent the actual results of operations which would have occurred had the companies been combined during the periods presented, nor actual results of operations for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of South Mountain and Billtrust would have been had the companies been combined during the periods presented.
	Historical		Pro forma
	South Mountain	Billtrust	No redemption scenario	Maximum redemption scenario
As of and for the Six Months ended June 30, 2020
Book value per share − basic and diluted(1)	4.26	(33.64)	1.70	1.00
Net loss per share − basic and diluted(2)	(0.05)	n/a	(0.05)	(0.06)
	Historical		Pro forma
	South Mountain	Billtrust	No redemption scenario	Maximum redemption scenario
As of and for the Year Ended December 31, 2019
Net loss per share − basic and diluted(2)	(0.05)	n/a	(0.15)	(0.16)
(1)	Book value per share is calculated as total equity divided by:
•	South Mountain Class A Common Stock outstanding at June 30, 2020;
•	Billtrust Common Stock outstanding at June 30, 2020; and
•	Common shares outstanding at June 30, 2020 for the pro forma information.

(2)	Net loss per common share and cash distributions per common share are based on:
•
Weighted average number of South Mountain Class A Common Stock outstanding for the six months ended June 30, 2020 and for the period from February 28, 2019 (inception) through December 31, 2019 for South Mountain; and

•	Weighted average number of common shares outstanding for the six months ended June 30, 2020 and for the year ended December 31, 2019 for the pro forma information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this proxy statement/consent solicitation statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our, our management team’s, Billtrust’s and Billtrust’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/consent solicitation statement/prospectus may include, for example, statements about:
•	our ability to consummate the Business Combination, or, if we do not consummate the Business Combination, any other initial business combination;
•	the expected benefits of the Business Combination;
•	the financial and business performance of New Billtrust, including the financial projections, forecasts and business metrics and any underlying assumptions thereunder;
•	changes in Billtrust’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•	the capabilities and benefits to customers of Billtrust’s technology platform;
•	the advantages and expected growth of the Business Payments Network;
•	Billtrust’s ability to digitally transform the accounts receivable industry;
•	Billtrust’s ability to scale in a cost-effective manner;
•	developments and projections relating to Billtrust’s competitors and industry;
•	the impact of health epidemics, including the COVID-19 pandemic, on Billtrust’s business and the actions Billtrust may take in response thereto;
•	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
•	Billtrust’s future capital requirements and sources and uses of cash;
•	Billtrust’s ability to obtain funding for its operations;
•	Billtrust’s business, expansion plans and opportunities; and
•	the outcome of any known and unknown litigation and regulatory proceedings.
These forward-looking statements are based on information available as of the date of this proxy statement/consent solicitation statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/consent solicitation statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
•	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the BCA;
•	the outcome of any legal proceedings that may be instituted against South Mountain following announcement of the proposed Business Combination and transactions contemplated thereby;

•	the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of South Mountain or to satisfy other conditions to the Closing in the BCA;
•	the ability to obtain or maintain the listing of New Billtrust Class 1 Common Stock on Nasdaq following the Business Combination;
•	the risk that the proposed Business Combination disrupts current plans and operations of Billtrust as a result of the announcement and consummation of the transactions described herein;
•
the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Billtrust to grow and manage growth profitably;

•	costs related to the Business Combination;
•	changes in applicable laws or regulations;
•	the effect of the COVID-19 pandemic on Billtrust’s business;
•	the ability of Billtrust to execute its business model;
•	Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products and services;
•	risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust;
•	Billtrust’s ability to raise capital;
•	the possibility that South Mountain or Billtrust may be adversely affected by other economic, business and/or competitive factors; and
•	other risks and uncertainties described in this proxy statement/consent solicitation statement/prospectus, including those under the section entitled “Risk Factors.”

RISK FACTORS
The following risk factors will apply to the business and operations of New Billtrust following the Closing. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Billtrust and New Billtrust’s business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/consent solicitation statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of South Mountain Common Stock. Please see the section entitled “Where You Can Find More Information” in this proxy statement/consent solicitation statement/prospectus. We and Billtrust may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair New Billtrust’s business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the financial statements of Billtrust and financial statements of South Mountain and notes thereto included elsewhere in this proxy statement/consent solicitation statement/prospectus.
Risks Related to Billtrust’s Business and Industry
Billtrust has a history of operating losses and may not achieve or sustain profitability in the future.
Billtrust was incorporated in 2001 and has mostly experienced net losses and negative cash flows from operations since inception. Billtrust generated net losses of $22.8 million, $18.2 million and $16.8 million for fiscal years 2019, 2018 and 2017, respectively. As of June 30, 2020, Billtrust had an accumulated deficit of $160.2 million. While Billtrust has experienced significant revenue growth in recent periods, Billtrust is not certain whether or when it will obtain a high enough volume of revenue to sustain or increase its growth or achieve or maintain profitability in the future. Billtrust also expects its costs and expenses to increase in future periods, which could negatively affect its future operating results if its revenue does not increase. In particular, Billtrust intends to continue to expend significant funds to further develop its platform, including introducing new products and functionality, and to expand its marketing programs and sales teams to drive increased adoption by current customers and new customer adoption, and expand channel sales and adoption and usage of its Business Payments Network (“BPN”). Billtrust’s operating results each quarter are also impacted by the mix of its revenue generated from its different revenue sources, which include subscription fees, transaction fees and service fees. Changes in Billtrust’s revenue mix from quarter to quarter will impact Billtrust’s margins, and Billtrust may not be able to grow its higher margin subscription and payments based revenue adequately to achieve or sustain profitability. Billtrust will also face increased compliance and security costs associated with growth, the expansion of its customer base, and being a public company. Billtrust’s efforts to grow its business may be costlier than it expects, and it may not be able to increase its revenue enough to offset its increased operating expenses. Billtrust may incur significant losses in the future for several reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If Billtrust is unable to achieve and sustain profitability, the value of its business and the value of New Billtrust Common Stock may significantly decrease.
Billtrust’s recent rapid growth, including growth in its volume of payments and transactions on the BPN, may not be indicative of its future growth, and if Billtrust continues to grow rapidly, it may not be able to manage its growth effectively. Billtrust’s rapid growth also makes it difficult to evaluate its future prospects and may increase the risk that it will not be successful.
Billtrust’s revenue was $136.5 million, $120.5 million and $110.2 million for fiscal years 2019, 2018 and 2017, respectively. Even if Billtrust’s revenue continues to increase, its growth rate may decline in the future as a result of a variety of factors, including the increasing scale of its business. Overall growth of Billtrust’s revenue depends on a number of factors, including Billtrust’s ability to:
•	attract new customers and increase sales to Billtrust’s existing customers;
•	increase adoption and usage of Billtrust’s products and services, including the BPN;
•	manage the effects of the COVID-19 pandemic on Billtrust’s business and operations;
•	expand the functionality and scope of the products Billtrust offers;
•	increase the rates at which customers subscribe to and continue to use Billtrust’s products;
•	increase the volume of payments processed;

•	increase awareness of Billtrust’s brand and successfully compete with other companies;
•	expand into markets outside the United States;
•	provide Billtrust’s customers with high-quality customer support that meets their needs; and
•	successfully identify and acquire or invest in businesses, products, or technologies that Billtrust believes could complement or expand its products and services.
Billtrust may not successfully accomplish any of these objectives, which makes it difficult for Billtrust to forecast its future operating results. If the assumptions that Billtrust uses to plan its business are incorrect or change in reaction to changes in Billtrust’s markets, or if Billtrust is unable to maintain consistent revenue or revenue growth, New Billtrust’s stock price could be volatile, and it may be difficult to achieve and maintain profitability. Billtrust’s revenue from any prior quarterly or annual periods should not be relied upon as an indication of Billtrust’s future revenue or revenue growth or growth in its volume of payments processed.
In addition, Billtrust expects to continue to expend substantial financial and other resources on:
•	sales, marketing and customer success, including an expansion of Billtrust’s sales organization and new customer success initiatives;
•	Billtrust’s technology infrastructure, including systems architecture, scalability, availability, performance, and security;
•	product development, including investments in Billtrust’s product development team and the development of new products and new functionality;
•	expanding into markets outside the United States;
•	acquisitions or strategic investments;
•	regulatory compliance and risk management; and
•	general administration, including increased legal and accounting expenses associated with being a public company.
These investments may not result in increased revenue growth in Billtrust’s business. If Billtrust is unable to increase its revenue at a rate sufficient to offset the expected increase in its costs, its business, financial position and operating results will be harmed, and Billtrust may not be able to achieve or maintain profitability over the long term.
The COVID-19 pandemic has materially impacted the United States and global economies, and could have a material adverse impact on Billtrust’s employees, customers and partners, which could adversely and materially impact Billtrust’s business, financial condition and results of operations.
The World Health Organization has declared the outbreak of the novel coronavirus COVID-19 a pandemic and public health emergency of international concern. In March 2020, the President of the United States declared a State of National Emergency due to the COVID-19 pandemic. In addition, many jurisdictions in the United States have limited social mobility and gathering. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed or limited the number of persons who can attend or use most public establishments, including schools, restaurants and shopping malls. Billtrust’s customer invoices processed declined in March 2020 and April 2020 from prior year levels before recovering. Billtrust’s customers have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. These conditions will continue to have negative implications on demand for goods, the supply chain, production of goods and transportation. As the COVID-19 pandemic persists, governments (at national, state and local levels), companies and other authorities may continue to implement restrictions or policies that could adversely impact business to business spending, consumer spending, global capital markets, the global economy and New Billtrust’s stock price. Although Billtrust has not experienced significant business disruptions thus far from the COVID-19 pandemic, Billtrust saw its transaction fees, including those in the print segment, decrease year over year for certain customers. Even after the COVID-19 pandemic has subsided, Billtrust may continue to experience an adverse impact to Billtrust’s business as a result of its global economic impact.
The COVID-19 pandemic has caused Billtrust to modify its business practices (including employee travel and cancellation of physical participation in meetings, events and conferences), Billtrust temporarily reduced employee salaries, almost all of Billtrust’s employees are currently working remotely, and Billtrust may take further actions as may be required by government authorities or that Billtrust determines are in the best interests of its employees, customers, partners, and business. Billtrust’s modified business practices, and any further actions Billtrust may take, may adversely impact its employees and employee productivity. The COVID-19 pandemic may also adversely impact the operations of Billtrust’s customers and partners. This direct impact of the virus, and the disruption on Billtrust’s employees and operations, may negatively impact both Billtrust’s ability to meet customer demand and its revenue and margins. Billtrust may experience delays or changes in customer demand, particularly if customer funding priorities change.
Both the health and economic aspects of the COVID-19 virus are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the COVID-19 pandemic and associated protective or preventative measures expand, Billtrust may experience a material adverse impact on its business operations, revenues and financial condition as well as some of its underlying business drivers such as customer growth and payment and transaction volumes; however, the ultimate impact of the COVID-19 pandemic on Billtrust and its business operations, revenues and financial condition is highly uncertain and subject to change. To the extent the COVID-19 pandemic adversely affects Billtrust’s business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors—Risks Related to Billtrust’s Business and Industry” section.
If Billtrust’s security measures are breached or unauthorized access to customer data is otherwise obtained, Billtrust’s platform or products may be perceived as not being secure, customers may reduce the use of or stop using Billtrust’s products and platform and Billtrust may incur significant liabilities.
Billtrust, its customers, its partners and third-party vendors and data centers that Billtrust uses obtain and process large amounts of sensitive data, including data related to Billtrust’s customers and their transactions, as well as other data of the customers of Billtrust’s customers related to their spending, payments, invoices, billing, and transactions. Billtrust faces risks, including to its reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as Billtrust’s business continues to expand to include new products and technologies.
Cybersecurity incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have frequently been targeted by such attacks. These cybersecurity challenges, including threats to Billtrust’s own information technology infrastructure or those of Billtrust’s customers or third-party providers, may take a variety of forms ranging from stolen bank accounts, business email compromise, customer or employee fraud, account takeover, check fraud or cybersecurity attacks, which could be initiated by individual or groups of hackers or sophisticated cyber criminals. A cybersecurity incident or breach could result in disclosure of confidential information and intellectual property, or cause production downtimes and compromised data. Billtrust has experienced cybersecurity incidents of various scale in the past. For example, in October 2019, Billtrust experienced a malware attack on its systems that temporarily adversely affected the availability of certain services to certain customers and was eradicated within the Billtrust network with no evidence of exfiltration of data. Billtrust may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As Billtrust increases its customer base and its brand becomes more widely known and recognized, third parties may increasingly seek to compromise Billtrust’s security controls or gain unauthorized access to its customers’ data or its sensitive corporate information.
Billtrust has administrative, technical, and physical security measures in place, and it has policies and procedures in place to contractually require service providers to whom Billtrust discloses data or who access data from Billtrust or its partners to implement and maintain reasonable privacy, data protection, and information security measures. However, if Billtrust’s privacy protection, data protection, or information security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee or contractor error, malfeasance, malware, phishing, hacking attacks, system error, software bugs or defects in Billtrust’s products, trickery, process failure or otherwise, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to or exfiltrates funds or sensitive information, including personally identifiable information, on Billtrust’s systems, its service providers’ systems or its partners’ systems, or if Billtrust suffers a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, Billtrust’s reputation and business could be damaged. Recent high-profile security breaches and related disclosures of sensitive data by large institutions suggest that the risk of such events is significant, even if privacy, data protection, and information security measures are implemented and enforced. If Billtrust experiences security breaches and sensitive information is lost or improperly disclosed or threatened to be disclosed, Billtrust could incur production downtime and significant costs associated with remediation and the implementation of additional security measures, may incur significant liability and financial loss, and be subject to regulatory scrutiny, investigations, proceedings, lawsuits and penalties.
In addition, Billtrust’s financial institution partners conduct regular audits of its cybersecurity program, and if any of them were to conclude that Billtrust’s systems and procedures are insufficiently rigorous, they could terminate their relationships with Billtrust, and Billtrust’s financial results and business could be adversely affected. Under Billtrust’s terms of service and Billtrust’s contracts with customers and partners, if there is a breach of sensitive data that Billtrust stores, Billtrust could be liable to the customer or partner for their losses and related expenses. Additionally, if Billtrust’s own confidential business information were improperly disclosed, its business could be materially and adversely affected. A core aspect of Billtrust’s business is the reliability and security of its platform. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on Billtrust’s reputation as a trusted brand, cause it to lose existing customers or partners, prevent it from obtaining new customers or partners, require it to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, such as forensics and fraud monitoring, cause production downtimes, and expose it to legal risk and potential liability including those resulting from governmental or regulatory investigations and class action litigation. Any actual or perceived security breach at a company providing services to Billtrust’s or its customers could have similar effects. Further, as the current COVID-19 pandemic continues to result in a significant number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across Billtrust’s business and those of Billtrust’s partners and service providers. Billtrust has heightened monitoring in the face of such risks, but cannot guarantee that its efforts, or the efforts of those upon whom Billtrust relies and partners with, will be successful in preventing any such information security incidents.
Billtrust cannot assure you that any limitations of liability provisions in its contracts would be enforceable or adequate or would otherwise protect it from any liabilities or damages with respect to any particular claim relating to a security lapse or breach. While Billtrust maintains cybersecurity insurance, its insurance may be insufficient or may not cover all liabilities incurred by such attacks. Billtrust also cannot be certain that its insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to Billtrust on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Billtrust that exceeds available insurance coverage, or the occurrence of changes in Billtrust’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on Billtrust’s business, including its financial condition, operating results and reputation.
Billtrust’s quarterly results may fluctuate significantly and may not fully reflect the underlying performance of Billtrust’s business.
Billtrust’s results of operations and key metrics discussed elsewhere in this proxy statement/consent solicitation statement/prospectus, such as its revenue, gross profit, net dollar retention and total payment volume may vary significantly in the future and period-to-period comparisons of Billtrust’s operating results and key metrics may not provide a full picture of Billtrust’s performance. Accordingly, the results of any one quarter or year should not be relied upon as an indication of future performance. Billtrust’s quarterly financial results and metrics may fluctuate as a result of a variety of factors, many of which are outside of Billtrust’s control, as a result they may not fully reflect the underlying performance of Billtrust’s business. These quarterly fluctuations may negatively affect the value of New Billtrust Common Stock. Factors that may cause these fluctuations include, without limitation:
•	Billtrust’s ability to attract new customers;
•	the addition or loss of one or more of Billtrust’s larger customers, including as the result of acquisitions or consolidations;
•
the timing of recognition of revenues, including a significant portion of Billtrust’s revenues that are transaction-based and highly recurring in nature and vary based on the number of invoices processed, payments made and payment volume;

•	the amount and timing of operating expenses;

•	general economic, industry and market conditions, both domestically and internationally, including any economic downturns and adverse impacts resulting from the COVID-19 pandemic;
•	the timing of Billtrust’s billing and collections;
•	customer renewal, expansion, and adoption rates;
•	security breaches of, technical difficulties with, or interruptions to the delivery and use of Billtrust’s products and services on its platform;
•	the amount and timing of completion of professional services engagements;
•	increases or decreases in the number of users for Billtrust’s products, services and platform, or pricing changes upon any renewals of customer agreements;
•	changes in Billtrust’s pricing policies or those of its competitors;
•
the timing and success of new product introductions by Billtrust or its competitors or any other change in the competitive dynamics of Billtrust’s industry, including consolidation among competitors, customers or partners;

•	extraordinary expenses such as litigation or other dispute-related expenses or settlement payments;
•	sales tax and other tax determinations by authorities in the jurisdictions in which Billtrust conducts business;
•	the impact of new accounting pronouncements and the adoption thereof;
•	fluctuations in stock based compensation expense;
•	expenses in connection with mergers, acquisitions or other strategic transactions;
•	the amount and timing of expenses related to Billtrust’s expansion to markets outside the United States; and
•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill or intangibles from acquired companies.
Further, in future periods, Billtrust’s revenue growth could slow or Billtrust’s revenues could decline for a number of reasons, including slowing demand for Billtrust’s products and services, increasing competition, a decrease in the growth of Billtrust’s overall market, or Billtrust’s failure, for any reason, to continue to capitalize on growth opportunities. In addition, Billtrust’s growth rate may slow in the future as its market penetration rates increase. As a result, Billtrust’s revenues, operating results and cash flows may fluctuate significantly on a quarterly basis and revenue growth rates may not be sustainable and may decline in the future, and Billtrust may not be able to achieve or sustain profitability in future periods, which could harm its business and cause the market price of New Billtrust Common Stock to decline.
If Billtrust fails to manage its technical operations infrastructure, Billtrust’s existing customers may experience service outages.
Billtrust has experienced significant growth in the number of users, transactions and data that Billtrust’s operations infrastructure supports, especially in connection with Billtrust’s BPN services. Billtrust seeks to maintain sufficient excess capacity in its operations infrastructure to meet the needs of all of its customers, as well as to facilitate the rapid provision of new customer implementations and transaction volume. However, the provision of new hosting infrastructure requires significant lead time. Billtrust could experience disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, Billtrust may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If Billtrust does not accurately predict its infrastructure requirements, its customers may experience service outages that may subject Billtrust to financial penalties, financial liabilities and customer losses. If Billtrust’s operations infrastructure fails to keep pace with Billtrust’s increased number of users, transactions and data that Billtrust’s operations infrastructure supports, customers may experience delays as Billtrust seeks to obtain additional capacity, which could adversely affect Billtrust’s revenue as well as its reputation.

Billtrust’s risk management efforts may not be effective to prevent fraudulent activities by its customers, employees or other third parties, which could expose Billtrust to material financial losses and liability and otherwise harm its business.
Billtrust offers cloud based billing, invoicing and payment facilitation solutions for a large number of customers. Billtrust is responsible for verifying the identity of its customers and their users, and monitoring transactions for fraud. Billtrust may be targeted by parties who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised business email accounts, employee or insider fraud, account takeover, false applications, and check fraud. Billtrust may suffer losses from acts of financial fraud committed by its customers and their users, Billtrust’s employees or third-parties.
The techniques used to perpetrate fraud are continually evolving and Billtrust may not be able to identify all risks created by new products or functionality. Billtrust’s risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which it is exposed, to enable it to prevent or mitigate the risks it has identified, or to identify additional risks to which it may become subject in the future. Furthermore, Billtrust’s risk management policies, procedures, techniques, and processes may contain errors or Billtrust’s employees or agents may commit mistakes or errors in judgment as a result of which Billtrust may suffer large financial losses. The software-driven and highly automated nature of Billtrust’s solutions could enable criminals and those committing fraud to steal significant amounts of money accessing Billtrust’s platform. As greater numbers of customers use Billtrust’s platform, its exposure to material risk losses from a single customer, or from a small number of customers, will increase.
Billtrust’s current business and anticipated growth will continue to place significant demands on Billtrust’s risk management efforts, and it will need to continue developing and improving its existing risk management infrastructure, policies, procedures, techniques, and processes. As techniques used to perpetrate fraud on Billtrust’s platform evolve, Billtrust may need to modify its products or services to mitigate fraud risks. As Billtrust’s business grows and becomes more complex, Billtrust’s may be less able to forecast and carry appropriate reserves in its books for fraud related losses. Further, these types of fraudulent activities on Billtrust’s platform can also expose Billtrust to civil and criminal liability, governmental and regulatory sanctions as well as potentially cause Billtrust to be in breach of its contractual obligations to its customers and partners.
Billtrust facilitates the transfer of customer funds daily, and is subject to the risk of errors, which could result in financial losses, damage to its reputation, or loss of trust in its brand, which would harm its business and financial results.
For the six months ended June 30, 2020, Billtrust processed approximately $24 billion in payments on its platform, compared to $44 billion in 2019 and $19 billion for the six months ended June 30, 2019. Billtrust has grown rapidly and seeks to continue to grow, and although it maintains a multi-faceted risk management process, Billtrust’s business is always subject to the risk of financial losses as a result of credit losses, fraud, operational errors, software defects, service disruption, employee misconduct, security breaches, or other similar actions or errors. As a provider of invoicing, billing, cash cycle management, and payment solutions, Billtrust collects and facilitates the transfers of funds on behalf of its customers that are subject to losses, disruptions, and errors.
Moreover, Billtrust’s trustworthiness and reputation are fundamental to its business. As a provider of cloud-based software for complex financial operations, the occurrence of any credit losses, operational errors, software defects, service disruption, employee misconduct, security breaches, or other similar actions or errors on Billtrust’s platform could result in financial losses to Billtrust’s business and its customers, loss of trust, damage to its reputation, or termination of its agreements with customers or partners, each of which could result in:
•	loss of customers;
•	lost or delayed market acceptance and sales of Billtrust’s products and services and decreased use of Billtrust’s platform;
•	legal claims against Billtrust, including warranty and service level agreement claims;
•	regulatory enforcement action;
•	diversion of Billtrust’s resources; or
•	increased insurance costs.

Although Billtrust maintains insurance to cover losses resulting from Billtrust’s errors and omissions, there can be no assurance that Billtrust’s insurance will cover all losses or Billtrust’s coverage will be sufficient to cover Billtrust’s losses. If Billtrust suffers significant losses or reputational harm as a result, Billtrust’s business, operating results and financial condition could be adversely affected.
If Billtrust is unable to attract new customers, the growth of its revenues will be adversely affected.
To increase Billtrust’s revenues, Billtrust must add new customers, increase transaction volume of existing customers and sell additional products and services to current customers. The expansion of Billtrust’s customer base is critical to Billtrust’s ability to continue the growth of its revenues. If Billtrust does not grow its customer base, its revenues will slow in future periods or will start to decline, as a result of customers not renewing.
If competitors introduce lower cost and/or differentiated products or services that are perceived to compete with Billtrust’s, Billtrust’s ability to sell based on factors such as pricing, technology and functionality could be impaired. As a result, Billtrust may be unable to attract new customers at rates or on terms that would be favorable or comparable to prior periods, which could have an adverse effect on the growth of Billtrust’s revenues.
Billtrust’s business depends substantially on Billtrust’s customers renewing their contracts and subscriptions and purchasing additional subscriptions from Billtrust. Any decline in Billtrust’s customer renewals would harm Billtrust’s future operating results.
In order for Billtrust to maintain or improve its operating results, it is important that Billtrust’s customers renew their subscriptions when the initial contract term expires and add additional authorized users and additional products and services to their subscriptions. Billtrust’s customers have no obligation to renew their subscriptions, and there can be no assurance that Billtrust’s customers will renew subscriptions with a similar contract period or with the same or a greater number of authorized users and products and services. Some of Billtrust’s customers have elected not to renew their agreements with Billtrust, and Billtrust may not be able to accurately predict renewal rates.
Billtrust’s renewal rates may decline or fluctuate as a result of a number of factors, including Billtrust’s customers’ satisfaction with its products, its services, its customer support, its prices and contract length, the prices of competing solutions, the results of any customer security audit of Billtrust’s platform or any other customer audit of Billtrust, mergers and acquisitions affecting its customer base, the effects of global economic conditions or reductions in its customers’ spending levels. Billtrust’s future success also depends in part on Billtrust’s ability to increase the adoption rate of its products and services for its current customers. If Billtrust’s customers do not renew their subscriptions, renew on less favorable terms or fail to add more authorized users or additional products and services, Billtrust’s revenues may decline, and Billtrust may not realize improved operating results from Billtrust’s customer base.
Because Billtrust recognizes subscription revenues over the term of the contract, fluctuations in new sales and customer cancellations may not be immediately reflected in Billtrust’s operating results and may be difficult to discern.
Billtrust generally recognizes subscription revenues from customers ratably over the terms of their contracts. Most of Billtrust’s subscription revenues in any quarter are derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new subscriptions or an increase in customer cancellations in any single quarter would likely have only a small impact on Billtrust’s revenues for that quarter. However, such a decline or increase would negatively affect Billtrust’s revenues in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of Billtrust’s platform, and potential changes in Billtrust’s pricing policies or rate of customer cancellations, may not be fully apparent from Billtrust’s reported results of operations until future periods.
Billtrust may be unable to adjust its cost structure to reflect the changes in revenues. In addition, a significant majority of Billtrust’s costs are expensed as incurred, while subscription revenues are recognized over the life of the customer agreement. As a result, increased growth in the number of Billtrust’s customers could result in Billtrust’s recognition of more costs than revenues in the earlier periods of the terms of Billtrust’s agreements. Billtrust’s subscription model also makes it difficult for Billtrust to rapidly increase Billtrust’s revenues through additional sales in any period, as revenues from new customers must be recognized over the applicable subscription term.

Billtrust’s business depends, in part, on Billtrust’s partnerships with financial institutions, third party service providers, processing providers and other financial services suppliers. If any of Billtrust’s agreements with such financial institutions, third party service providers, processing providers, or financial services providers are terminated, Billtrust could experience service interruptions.
Billtrust’s business requires Billtrust to enter into contracts and relationships with financial institutions, processors and other financial services suppliers. To grow its business, Billtrust will seek to expand its relationships with its financial institution partners, processors and other financial services suppliers, and to partner with additional banks and financial institutions, processors, financial services providers and suppliers. These partners and suppliers have contractual and regulatory requirements and conditions that Billtrust must satisfy and continue to comply with in order to continue and grow the relationships. For example, Billtrust’s financial institution partners, processors and financial services suppliers may require Billtrust to submit to an exhaustive security audit, given the sensitivity and importance of storing their customer billing and payment data on Billtrust’s platform. If Billtrust is unsuccessful in establishing, growing, or maintaining its relationships with partners, Billtrust’s ability to compete in the marketplace or to grow its revenue could be impaired, and Billtrust’s results of operations may suffer.
Billtrust also depends on banks to process transactions, including Automated Clearing House (“ACH”) and network branded third party payment card transactions, for its customers. Billtrust has entered into agreements with banks for payment processing and related services. These agreements include significant security, compliance, and operational obligations. If Billtrust is not able to comply with those obligations or Billtrust’s agreements with the processing banks or its credit card transaction processor are terminated for any reason, Billtrust could experience service interruptions as well as delays and additional expenses in arranging new services, potentially interfering with Billtrust’s existing customer relationships or making Billtrust less attractive to potential new customers.
Billtrust’s growth depends in part on the success of Billtrust’s relationships with third parties.
Billtrust has established relationships with a number of other companies, including financial institutions, processors, other financial services suppliers, implementation partners, technology and cloud-based hosting providers, and others. In order to grow its business, Billtrust anticipates that it will need to continue to establish and maintain relationships with third parties, and negotiating and documenting relationships with them requires significant time and resources. Billtrust’s competitors may be more effective in providing incentives to third parties to favor their products or services.
Billtrust also provides print and mail services as part of its billing and invoicing solutions and depends on postage and delivery through the United States Postal Service. Postage and delivery is a significant cost incurred in connection with Billtrust’s print and mail billing and invoicing solutions. As a result of this dependence, Billtrust may be subject to shipping delays or disruptions caused by inclement weather, natural disasters, system interruptions and technology failures, labor activism, health epidemics, government shutdowns or bioterrorism.
If Billtrust is unsuccessful in establishing or maintaining its relationships with third parties, its ability to compete in the marketplace or to grow its revenues could be impaired and its operating results could suffer. Even if Billtrust is successful in its strategic relationships, Billtrust cannot assure you that these relationships will result in increased customer usage of its platform or increased revenues.
Growth in usage of the BPN depends, in part, on Billtrust’s relationship with Visa.
Billtrust relies on its strategic relationship with Visa, Inc. (“Visa”) to accelerate adoption of and grow the users for and transactions processed on the BPN. Billtrust has an agreement with Visa to promote, market and expand the BPN. This relationship is significant to Billtrust’s BPN business, has experienced significant growth, and has led to numerous additional customers and transactions for Billtrust. Billtrust’s agreement with Visa became effective on April 4, 2019 and has a term of four years through April 4, 2023 unless earlier terminated in accordance with the agreement. Visa may terminate the agreement for convenience on 30 days’ notice subject to making certain required payments to Billtrust and in other circumstances should Billtrust not satisfy its obligations under the agreement. If for any reason Billtrust’s BPN relationship with Visa ends or Billtrust is unable to grow transactions and increase adoption of the BPN through that relationship, Billtrust’s growth prospects may be adversely affected. Visa may also seek to develop a solution of its own, acquire a solution to compete with the BPN, or decide to partner with a competitor and build a new product, thereby harming Billtrust’s growth prospects and adversely affecting Billtrust’s results of operations.

Billtrust’s business could be adversely affected if its customers are not satisfied with the implementation services provided by Billtrust or its partners.
Billtrust’s business depends on its ability to satisfy its customers with respect to its products and platform as well as the services that are performed to help its customers use features and functions of its products. Services may be performed by Billtrust’s own staff, by a third-party partner or by a combination of the two. Billtrust’s strategy is to work with partners to increase the breadth of capability and depth of capacity for delivery of these implementation services to Billtrust’s customers, and Billtrust expects the number of its partner-led implementations to continue to increase over time. If a customer is not satisfied with the quality of work performed by Billtrust or a partner or with the type of services or functionality of Billtrust’s platform or the products delivered, Billtrust may incur additional costs in addressing the situation, the work may not be profitable to Billtrust, and the customer’s dissatisfaction with Billtrust’s services or those of its partners could damage its ability to retain that customer or expand that customer’s use of Billtrust’s products and services. In addition, negative publicity related to Billtrust’s customer relationships, regardless of its accuracy, may further damage its business by affecting its ability to compete for new business with current and prospective customers.
The markets in which Billtrust participates are competitive, and if Billtrust does not compete effectively, its operating results could be harmed.
The market for Billtrust’s cash cycle management products, including e-commerce order, credit application, invoice presentment, payment facilitation and automated cash applications, is fragmented, competitive, and constantly evolving. Billtrust’s competitors range from large entities to smaller suppliers of solutions that focus on billing, invoicing solutions and/or electronic bill presentment and payment. With the introduction of new technologies and market entrants, Billtrust expects that the competitive environment will remain intense going forward. Accounting software providers, such as Intuit, as well as the financial institutions with which Billtrust partners, may internally develop products, acquire existing, third-party products, or may enter into partnerships or other strategic relationships that would enable them to expand their product offerings to compete with Billtrust’s platform or provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than Billtrust. These software providers and financial institutions may have the operating flexibility to bundle competing solutions with other offerings, including offering them at a lower price or for no additional cost to customers as part of a larger sale. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. As Billtrust looks to market and sell its products and services to potential customers or partners with existing solutions, it must convince their internal stakeholders that its products and services are superior to their current solutions.
Billtrust competes on several factors, including:
•	product features, quality, and functionality;
•	data asset size and ability to leverage artificial intelligence to scale with its customers’ business needs;
•	ease of deployment;
•	ease of integration with customers’ and partners’ application programming interfaces (API) for their billing and payment systems as well as third-party technologies;
•	ability to automate processes;
•	cloud-based delivery architecture;
•	advanced security and control features;
•	brand recognition; and
•	pricing and total cost of ownership.
Billtrust’s competitors vary in size, breadth, and scope of the products and services offered. Many of Billtrust’s competitors and potential competitors have greater name recognition, more established customer relationships, larger research and development and marketing budgets, a larger global footprint and greater resources than Billtrust. Billtrust’s competitors may be able to respond more quickly and effectively than it can to new or changing opportunities, technologies, standards and customer requirements. For example, an existing competitor or new entrant could introduce new technology that reduces demand for Billtrust’s products or services.

For these reasons, Billtrust may not be able to compete successfully against its current or future competitors, and this competition could result in the failure of its products and services to continue to achieve or maintain market acceptance, any of which would harm its business, operating results and financial condition.
If Billtrust fails to integrate with its customers’ and partners’ APIs for their billing and payment systems and with third-party technologies, Billtrust’s platform may become less marketable and less competitive or obsolete and its operating results may be harmed.
Billtrust’s platform must integrate with its customers’ and partners’ APIs for their billing and payment systems and with third-party technologies, and Billtrust needs to continuously modify and enhance its platform to adapt to changes in cloud-enabled hardware, software, networking, browser and database technologies that may be implemented by its customers or partners or third-party technology providers. Any failure of Billtrust’s platform to integrate with its customers’ or partners’ APIs or with technology developed by third-party technology providers could reduce demand for and make Billtrust’s platform less marketable, less competitive or obsolete. In addition, an increasing number of individuals within enterprises that Billtrust serves are utilizing mobile devices to access the Internet and corporate resources and to conduct business. If Billtrust cannot continue to effectively make its platform available on these mobile devices and offer the products, services and functionality required by enterprises that widely use mobile devices, Billtrust may experience difficulty attracting and retaining customers.
Because Billtrust’s platform is sold to businesses with complex operating environments, Billtrust may encounter long and unpredictable sales cycles, which could adversely affect its operating results in a given period.
Billtrust’s ability to increase revenues and achieve profitability depends, in large part, on its ability to continue to attract mid-market and large enterprises to its platform and grow this segment of its customer base. Billtrust expects to continue to focus most of its sales efforts on these customers in the near future. Accordingly, Billtrust will continue to face greater costs, longer sales cycles and less predictability in completing some of its sales, than would be expected from selling to a predominantly small business target customer base. A delay in or failure to close a large sale to one or more prospective new customers could cause harm to Billtrust’s business and financial results and cause its financial results to vary significantly from period to period.
Billtrust’s typical sales cycle ranges from three to nine months. The wide range reflects that a number of timing factors can vary significantly between prospective customers, many of which Billtrust cannot control, including:
•	customers’ budgetary constraints and priorities;
•	the timing of customers’ budget cycles;
•	the need by some customers for lengthy evaluations; and
•	the length and timing of customers’ approval processes.
In addition, as a result of the recent COVID-19 pandemic, many local governments as well as enterprises have limited travel and in person meetings and implemented other restrictions that could make the sales process more lengthy and difficult.
Mid-market and large enterprises tend to have more complex operating environments than smaller businesses, making it often more difficult and time-consuming for Billtrust to demonstrate the value of its platform to these prospective customers. The customer’s decision to use Billtrust’s platform may also be an enterprise-wide decision, and these types of sales require Billtrust to provide greater levels of education regarding the use and benefits of its platform, which causes Billtrust to expend substantial time, effort and money educating the prospective customer as to the value of its platform. In addition, Billtrust has no assurance that a prospective customer will ultimately purchase any services from it at all, regardless of the amount of time or resources Billtrust has spent on the opportunity. For example, Billtrust’s target customer may decide in the end to purchase software from one of its larger, more established competitors because they are unsure about moving forward with a newer and less well-known brand such as Billtrust’s. As a result of the variability and length of the sales cycle, Billtrust has only a limited ability to forecast the timing of sales, and its results of operations may differ from expectations.
Interruptions or delays in the services provided by third-party data centers or internet service providers could impair the delivery of Billtrust’s platform and its business could suffer.
Billtrust hosts its platform using third-party cloud infrastructure services. Billtrust also uses public cloud hosting with Amazon Web Services (AWS) and Microsoft Azure. All of Billtrust’s products utilize resources operated by it through these providers. Billtrust therefore depends on its third-party cloud providers’ ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. Billtrust’s operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. Billtrust has periodically experienced service disruptions in the past, and it cannot assure you that it will not experience interruptions or delays in its services in the future. Billtrust may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services it uses. Although Billtrust has disaster recovery plans that utilize various data storage locations, any incident affecting Billtrust’s data storage or internet service providers’ infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, negligence, and other similar events beyond Billtrust’s control could negatively affect its platform. Any prolonged service disruption affecting Billtrust’s platform for any of the foregoing reasons could damage its reputation with current and potential customers, expose it to liability, cause it to lose customers, or otherwise harm its business. Also, in the event of damage or interruption, Billtrust’s insurance policies may not adequately compensate it for any losses that it may incur. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during the COVID-19 pandemic, could compromise Billtrust’s ability to provide its products and services in a timely manner, which could harm its ability to conduct business or delay its financial reporting. Such failures could adversely affect Billtrust’s operating results and financial condition.
Billtrust’s products and platform are accessed by many customers, often at the same time. As Billtrust continues to expand the number of its customers and products available to its customers, it may not be able to scale its technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet Billtrust’s capacity requirements could result in interruptions or delays in access to its platform or impede its ability to grow its business and scale its operations. If Billtrust’s third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, Billtrust could experience interruptions in access to its platform as well as delays and additional expense in arranging new facilities and services.
Billtrust has experienced rapid growth and expects its growth to continue and if Billtrust fails to manage its growth effectively, Billtrust may be unable to execute on its plans and strategies, maintain and grow customer adoption and use of its products and services, or adequately address competitive challenges.
Billtrust has experienced a rapid growth in its business, headcount and operations in recent years. Billtrust anticipates that it will continue to expand its operations and headcount in the near future. This growth has placed, and future growth will place, a significant strain and demands on Billtrust’s management and administrative, operational and financial infrastructure. Billtrust’s success will depend in part on its ability to manage this growth effectively. Although Billtrust’s business has experienced significant growth, it cannot provide any assurance that its business will continue to grow at the same rate or at all. As Billtrust continues to grow, it must effectively integrate, develop and motivate a large number of new employees, while maintaining the effectiveness of its business execution and the beneficial aspects of its corporate culture. In particular, Billtrust intends to continue to make directed and substantial investments to expand its research and development, sales and marketing, and general and administrative organizations.
To effectively manage growth, Billtrust must continue to improve its operational, financial and management controls, and its reporting systems and procedures by, among other things:
•	improving Billtrust’s key business applications, processes and IT infrastructure to support its business needs;
•
enhancing information and communication systems to ensure that Billtrust’s employees and offices are well-coordinated and can effectively communicate with each other and Billtrust’s growing base of customers and partners;

•	enhancing Billtrust’s internal controls to ensure timely and accurate reporting of all of its operations and financial results; and
•	appropriately documenting Billtrust’s IT systems and its business processes.

The systems enhancements and improvements necessary to support Billtrust’s business as it continues to scale will require significant capital expenditures and allocation of valuable management and employee resources. If Billtrust fails to implement these improvements effectively, its ability to manage its expected growth, ensure uninterrupted operation of its platform and comply with the rules and regulations that are applicable to public reporting companies will be impaired. Additionally, failure to effectively manage growth could result in difficulty or delays in increasing Billtrust’s customer base, increasing use by Billtrust’s customers of Billtrust’s products and services, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features and/or other operational difficulties, any of which could adversely affect Billtrust’s business performance and results of operations.
Payments and other financial services-related regulations and oversight are material to Billtrust’s business, and any failure by Billtrust to comply could materially harm its business.
There are a wide range of federal and state agencies who regulate aspects of Billtrust’s business, and compliance with their various regulations can be costly and difficult.
The local, state, and federal laws, rules, regulations, licensing schemes and industry standards that govern Billtrust’s business include, or may in the future include, those relating to banking, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as money transmission, payment processing, and settlement services), anti-money laundering, combating terrorist financing, escheatment, international sanctions regimes, and compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. Billtrust does not directly collect or store payment card information; instead, it relies on a third-party payment processor to do so.
These laws, rules, regulations, licensing schemes, and standards are enforced by multiple authorities and governing bodies in the United States, including the Department of the Treasury, the Federal Deposit Insurance Corporation, the SEC, self-regulatory organizations, and numerous state and local agencies. As Billtrust expands into new jurisdictions, the number of foreign laws, rules, regulations, licensing schemes, and standards governing its business will expand as well. In addition, as Billtrust’s business and products continue to develop and expand, it may become subject to additional laws, rules, regulations, licensing schemes, and standards. Billtrust may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing schemes, or standards to its business, particularly as it expands into new areas of operations, which could have a significant negative effect on its existing business and its ability to pursue future plans.
If Billtrust fails to predict how a state or federal regulator might apply a law or regulation potentially applicable to it, Billtrust could be subject to obligations and restrictions with respect to the investment of customer funds, reporting requirements, bonding requirements, minimum capital requirements, and inspection by state regulatory agencies concerning various aspects of its business. This could also require changes to the manner in which Billtrust conducts some aspects of its business.
Billtrust relies on various exemptions from licensing, and regulators may find that it has violated applicable laws or regulations.
Billtrust is not licensed at the state or federal level as a money transmitter, and believes that it has valid exemptions from licensure based on its business model. In the past, certain competitors have been found to violate laws and regulations related to money transmission, and they have been subject to fines and other penalties by regulatory authorities. Regulators and third-party auditors have also identified gaps in how similar businesses have implemented anti-money laundering program. Should any state or federal regulators make a determination that Billtrust has operated as an unlicensed money services business or money transmitter, Billtrust could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences.
The adoption of new money transmitter or money services business statutes in jurisdictions or changes in regulators’ interpretation of existing state and federal money transmitter or money services business statutes or regulations could subject Billtrust to new registration or licensing requirements. Such changes could also limit business activities until Billtrust is appropriately licensed. There can be no assurance that Billtrust will be able to obtain or maintain any such licenses, and, even if Billtrust were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material and adverse effect on Billtrust’s business.

The regulatory environment Billtrust operates in is subject to constant change, and new regulations could make aspects of its business as currently conducted no longer possible.
In the future, as a result of the regulations applicable to Billtrust’s business, Billtrust could be subject to investigations and resulting liability, including governmental fines, restrictions on its business, or other sanctions, and Billtrust could be forced to cease conducting certain aspects of its business with residents of certain jurisdictions, be forced to change its business practices in certain jurisdictions, or be required to obtain additional licenses or regulatory approvals.
Government agencies may impose new or additional rules on money transmission, including regulations that:
•	prohibit, restrict, and/or impose taxes or fees on transactions in, to or from certain countries or with certain governments, individuals, and entities;
•	impose additional customer identification and customer due diligence requirements;
•	impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring;
•	limit the types of entities capable of providing money transmission services, or impose additional licensing or registration requirements;
•	impose minimum capital or other financial requirements;
•	limit or restrict the revenue that may be generated from money transmission, including revenue from interest earned on customer funds, transaction fees, and revenue derived from foreign exchange;
•	require enhanced disclosures to Billtrust’s money transmission customers;
•	require the principal amount of money transmission originated in a country to be invested in that country or held in trust until paid;
•	limit the number or principal amount of transactions that may be sent to or from a jurisdiction, whether by an individual or in the aggregate; and
•
restrict or limit Billtrust’s ability to process transactions using centralized databases, for example, by requiring that transactions be processed using a database maintained in a particular country or region.

Changing regulatory requirements might render Billtrust’s products and services obsolete or might block Billtrust from developing new products and services. This might in turn impose additional costs upon Billtrust to comply or to further develop its products and services. It might also make introduction of new products and services more costly or more time-consuming than Billtrust currently anticipates. It might even prevent introduction by Billtrust of new products or services or cause the continuation of its existing products or services to become more costly.
Billtrust might not be able to obtain or maintain any such licenses or regulatory approvals, and, even if Billtrust were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material and adverse effect on its business. In addition, there are substantial costs and potential product changes involved in obtaining and maintaining licenses, certifications, and approvals, and Billtrust could be subject to fines or other enforcement action, and cease and desist orders if Billtrust is found to violate anti-money laundering, corporate governance, or license requirements. These factors could impose substantial additional costs, involve considerable delay to the development or provision of Billtrust’s products or services, require significant and costly operational changes, or prevent Billtrust from providing its products or services in any given market.
Billtrust is subject to third party audits and periodic reviews of its business, and Billtrust could face liability if Billtrust is found not in compliance with various laws and regulations.
Third-party auditors periodically audit Billtrust’s anti-money laundering program. In the future, as a result of the regulations that could be deemed to apply to Billtrust’s business, Billtrust could be subject to investigations and resulting liability, including governmental fines, restrictions on its business, or other sanctions.

Billtrust depends on its senior management team and the loss of its chief executive officer or one or more key employees or an inability to attract and retain highly skilled employees could adversely affect its business.
Billtrust’s success depends largely upon the continued services of its key executive officers. In particular, Billtrust’s chief executive officer, Flint Lane, has led the company since its inception in 2001 and is critical to its vision, strategic direction, culture and overall business success. Billtrust also relies on its leadership team in the areas of research and development, marketing, sales, services, security and compliance and general and administrative functions, and on mission-critical individual contributors in research and development. From time to time, there may be changes in Billtrust’s executive management team resulting from the hiring or departure of executives, which could disrupt its business. Billtrust has employment agreements with some of its executive officers but the terms allow for termination by either party at any time. The loss of one or more of Billtrust’s executive officers or key employees could have a serious adverse effect on its business.
To execute Billtrust’s growth plan, it must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for designing and developing products and software for Billtrust’s platform. Billtrust has from time to time experienced, and it expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which Billtrust competes for experienced personnel have greater resources than it has. If Billtrust hires employees from competitors or other companies, their former employers may attempt to assert that these employees or Billtrust have breached their legal obligations, resulting in a diversion of Billtrust’s time and resources. Certain of Billtrust’s key employees have been with it for a long period of time and have fully vested stock options that may become valuable if they become publicly tradable. Billtrust cannot ensure that it will be able to retain the services of any members of its senior management or other key employees or that it would be able to timely replace members of its senior management or other key employees should any of them depart. If Billtrust fails to attract new personnel or fails to retain and motivate its current personnel, its business and future growth prospects could be adversely affected.
If Billtrust fails to offer high-quality customer support, or if its support is more expensive than anticipated, its business and reputation could suffer.
Billtrust’s customers rely on its customer support services, which it refers to as customer success, to resolve issues and realize the full benefits provided by its platform. High-quality support is also important for the renewal and expansion of Billtrust’s subscriptions with existing customers. Billtrust primarily provides customer support over chat and email, with limited phone-based support. If Billtrust does not help its customers quickly resolve issues and provide effective ongoing support, or if its support personnel or methods of providing support are insufficient to meet the needs of its customers, its ability to retain customers, increase adoption by its existing customers and acquire new customers could suffer, and its reputation with existing or potential customers could be harmed. If Billtrust is not able to meet the customer support needs of its customers by chat and email during the hours that it currently provides support, it may need to increase its support coverage and provide additional phone-based support, which may reduce its profitability.
If Billtrust fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and payment methods, demand for product enhancements, new product features, and changing business needs, requirements or preferences, its products may become less competitive.
The market for Billtrust’s billing, invoicing, cash cycle management and payment facilitation solutions is subject to ongoing technological change, evolving industry standards, changing regulations and payment methods, and changing customer needs, requirements and preferences. The success of Billtrust’s business will depend, in part, on its ability to adapt and respond effectively to these changes on a timely basis, including launching new products and services. The success of any new product and service, or any enhancements, features, or modifications to existing products and services, depends on several factors, including the timely completion, introduction, and market acceptance of such products and services, enhancements, modifications and new product features. If Billtrust is unable to enhance its platform and products, add new payment methods or develop new products that keep pace with technological and regulatory change and changes in customer preferences and achieve market acceptance, or if new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently, or more securely than Billtrust’s products, its business, operating results and financial condition would be adversely affected. Furthermore, modifications to Billtrust’s existing platform, products, or technology will increase its research and development expenses. Any failure of Billtrust’s products and services to operate effectively with existing or future customer and partner APIs for their billing and payment systems and third party technologies could reduce the demand for its services, result in customer dissatisfaction and adversely affect its business.

If the prices Billtrust charges for its services are unacceptable to its customers, its operating results will be harmed.
Billtrust generates revenue by charging customers subscription fees for its products, transaction fees based on invoices processed, payments made and payment volume, and fixed or time and materials fees for services. As the market for its product matures, or as new or existing competitors introduce new products or services that compete with Billtrust’s, Billtrust may experience pricing pressure and be unable to renew its agreements with existing customers or attract new customers at prices that are consistent with its pricing model and operating budget. Billtrust’s pricing strategy for new products it introduces, including its BPN business, may not attract new customers, and its competitors could choose to bundle certain products and services competitive with Billtrust’s. If this were to occur, it is possible that Billtrust would have to change its pricing strategies or reduce its prices, which could harm its revenue, margins, and operating results.
Billtrust typically provides service level commitments under its customer agreements. If Billtrust fails to meet these contractual commitments, it could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect its revenue.
Billtrust’s agreements with its customers typically contain service level commitments. If Billtrust is unable to meet the stated service level commitments or suffers extended periods of unavailability for its platform or products, it may be contractually obligated to provide these customers with service credits. Billtrust has paid out service level credits in the past and may be required to pay such credits in the future. In addition, Billtrust could face contract terminations, in which case it would be subject to refunds for prepaid amounts related to unused subscription services. Billtrust’s revenue could be significantly affected if it suffers unexcused downtime under its agreements with its customers. Further, any extended service outages could adversely affect Billtrust’s reputation, revenue, and operating results.
Billtrust may not be able to scale its business quickly enough to meet its customers’ growing needs, and if it is not able to grow efficiently, its operating results could be harmed.
As usage of Billtrust’s products and services grows and it signs additional customers and partners, it will need to devote additional resources to improving and maintaining its infrastructure to maintain the performance of its platform and products. In addition, Billtrust will need to appropriately scale its internal business systems and its services organization, including customer support, risk and compliance operations, and services, to serve its growing customer base.
Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new customers, lower subscription renewal rates by existing customers, the issuance of service credits, or requested refunds, all of which could hurt Billtrust’s revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of Billtrust’s platform to customers and could result in lost customer opportunities and lower renewal rates, any of which could hurt Billtrust’s revenue growth, customer loyalty, and its reputation. Even if Billtrust is successful in these efforts to scale its business, they will be expensive and complex, and require the dedication of significant management time and attention. Billtrust could also face inefficiencies or service disruptions as a result of its efforts to scale its internal infrastructure. Billtrust cannot be sure that the expansion and improvements to its internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect Billtrust’s business, operating results and financial condition.
Failure to effectively develop and expand Billtrust’s sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its products.
Billtrust’s ability to increase its customer base and achieve broader market acceptance of its platform will depend to a significant extent on its ability to expand its sales and marketing organizations, and to deploy its sales and marketing resources efficiently. Billtrust’s business and operating results will be harmed if its sales and marketing efforts do not generate significant increases in revenue. Billtrust may not achieve anticipated revenue growth from expanding its sales force if it is unable to hire, develop, integrate and retain talented and effective sales personnel, if its new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if its sales and marketing programs and advertising are not effective.

Billtrust is subject to governmental regulation and other legal obligations, particularly those related to privacy, data protection and information security, and its actual or perceived failure to comply with such obligations could harm its business, by resulting in litigation, fines, penalties or adverse publicity and reputational damage that may negatively affect the value of its business and decrease the price of New Billtrust Common Stock. Compliance with such laws could also result in additional costs and liabilities to Billtrust or inhibit sales of its products.
Billtrust’s customers can use its platform and products to collect, use and store certain types of personal or identifying information regarding their employees, customers and their customers’ employees. Federal, state and foreign government bodies and agencies have adopted, are considering adopting or may adopt laws and regulations regarding the collection, use, storage and disclosure of personal information obtained from consumers and individuals, such as compliance with the Health Insurance Portability and Accountability Act and the now in question EU-U.S. and Swiss—U.S. Privacy Shield protections. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of Billtrust’s customers may limit the use and adoption of Billtrust’s platform and reduce overall demand or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause Billtrust’s customers’ employees to resist providing the personal data necessary to allow its customers to use its platform effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of Billtrust’s platform in certain industries.
All of these domestic and international legislative and regulatory initiatives may adversely affect Billtrust’s ability, and Billtrust’s customers’ ability to process, handle, store, use and transmit demographic and personal information from their employees and customers, which could reduce demand for its platform. The European Union (“EU”) and many countries in Europe have stringent privacy laws and regulations, which may affect Billtrust’s handling of EU subject data. While Billtrust’s business is primarily focused on domestic United States customers, it does have numerous customers that are multi-national in scope. In particular, the EU has adopted the General Data Protection Regulation (“GDPR”) which went into effect on May 25, 2018 and contains numerous requirements and changes, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Specifically, the GDPR introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (e.g., the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, under the GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Complying with the GDPR may cause Billtrust to incur substantial operational costs or require it to change its business practices. Non-compliance could result in proceedings against Billtrust by governmental entities, customers, data subjects or others. Billtrust may find it necessary to establish systems in the EU to maintain personal data originating from the EU, which may involve substantial expense and distraction from other aspects of its business. In the meantime, there could be uncertainty as to how to comply with EU privacy law.
Further, on July 16, 2020, Europe’s top court, the Court of Justice of the European Union, ruled in Schrems II (C-311/18) that the Privacy Shield, used by thousands of companies to transfer data between the European Union and United States, was invalid and could no longer be used due to the strength of United States surveillance laws. On September 8, 2020 the Federal Data Protection and Information Commissioner of Switzerland issued an opinion concluding that the Swiss-U.S. Privacy Shield Framework does not provide an adequate level of protection for data transfers from Switzerland to the United States pursuant to Switzerland’s Federal Act on Data Protection. Billtrust continues to use alternative transfer mechanisms including the standard contractual clauses (“SCCs”) while the authorities interpret the decisions and scope of the invalidated Privacy Shield and the alternative permitted data transfer mechanisms. The SCCs, though approved by the European Commission, have faced challenges in European courts (including being called into question in Schrems II), and may be challenged, suspended or invalidated. At present, there are few if any viable alternatives to the Privacy Shield and the SCCs, so such developments may necessitate further expenditures on local infrastructure, changes to internal business processes, changes to customer facing products, or may otherwise affect or restrict sales and operations.
In addition, California enacted the California Consumer Privacy Act of 2018 (“CCPA”), which took effect on January 1, 2020, and broadly defines personal information. The CCPA has been dubbed the first “GDPR-like” law in the United States since it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new private right of action for data breaches. Because Billtrust buys and sells (as that phrase is defined in the CCPA) data that may contain personal information, Billtrust has registered as a data broker for some of its services. It remains unclear, however, how the CCPA will be interpreted. As currently written it will likely impact Billtrust’s business activities and exemplifies the vulnerability of Billtrust’s business to not only cyber threats but also the evolving regulatory environment related to personal data and protected health information. The effects of this legislation are potentially far-reaching and may require Billtrust to modify its data management practices and to incur substantial expense in an effort to comply.
Some of Billtrust’s products or services may subject it to the Fair Credit Reporting Act (“FCRA”). FCRA applies to consumer credit reporting agencies as well as data furnishers and users of consumer reports, as those terms are defined in the FCRA. The FCRA promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies that engage in the practice of assembling or evaluating information relating to consumers for certain specified purposes, including for employment. The FCRA limits the distribution and use of consumer reports and establishes consumer rights to access, correct and dispute their own credit files, among other rights and obligations. Violation of the FCRA can result in civil and criminal penalties. The U.S. Federal Trade Commission, the Consumer Financial Protection Bureau, and the state attorneys general, acting alone or in cooperation with one another, actively enforce the FCRA as do private litigants. Many states have enacted laws with requirements similar to the FCRA. Some of these laws impose additional, or more stringent, requirements than the FCRA.
In addition, the Driver’s Privacy Protection Act (“DPPA”), restricts state departments of motor vehicles from disclosing personal information in driver records (such as names, license numbers, license photographs, phone numbers and addresses) without the driver’s consent, and further restricts the use and disclosure of this information by parties that obtain it from departments of motor vehicles. The DPPA imposes criminal fines for noncompliance and allows private litigants to seek actual and punitive damages and equitable relief. Many states have enacted laws with requirements similar to the DPPA. Some of these laws impose additional, or more stringent, requirements than the DPPA.
Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with Billtrust’s existing data management practices or the features of its products and platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, Billtrust could be required to fundamentally change its business activities and practices or modify its products and platform capabilities, which could have an adverse effect on its business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to Billtrust, governmental investigations and enforcement actions, litigation, fines and penalties, or adverse publicity, and could cause Billtrust’s customers and partners to lose trust in it, which could have an adverse effect on its reputation and business.
Billtrust expects that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, information security, marketing, and consumer communications, and it cannot determine the impact such future laws, regulations, and standards may have on its business. Future laws, regulations, standards, and other obligations or any changed interpretation of existing laws or regulations could impair Billtrust’s ability to develop and market new functionality and maintain and grow its customer base and increase revenue. Future restrictions on the collection, use, sharing, or disclosure of data, or additional requirements for express or implied consent of Billtrust’s customers, partners, or its customers’ customers for the use and disclosure of such information could require it to incur additional costs or modify its platform, possibly in a material manner, and could limit its ability to develop new functionality.
Billtrust plans to expand its operations to new markets outside the United States, creating a variety of operational challenges.
Although Billtrust currently has numerous customers that are multi-national in scope, Billtrust’s business is currently primarily focused on domestic United States customers. A component of Billtrust’s growth strategy involves expanding Billtrust’s operations outside the United States.

Billtrust’s growth strategy for expanding its operations outside the United States will require significant resources and management attention and will subject Billtrust to regulatory, economic and political risks that are different from those in the United States, including:
•	the need to localize and adapt Billtrust’s platform for specific countries, including translation into foreign languages and associated expenses;
•	data privacy laws that require customer data to be stored and processed in a designated territory;
•	difficulties in staffing and managing foreign operations and working with foreign partners;
•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;
•	new and different sources of competition;
•
weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;
•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;
•	increased financial accounting and reporting burdens and complexities;
•	restrictions on the transfer of funds;
•
fluctuations in currency exchange rates, which could increase the price of Billtrust’s products outside of the United States, increase the expenses of Billtrust’s international operations and expose Billtrust to foreign currency exchange rate risk;

•	adverse tax consequences;
•	unstable regional and economic political conditions; and
•	the fragmentation of longstanding regulatory frameworks caused by Brexit.
As Billtrust moves to expand its business globally, Billtrust’s success will depend, in large part, on its ability to anticipate and effectively manage these and other risks associated with international sales and operations. Billtrust’s failure to manage any of these risks successfully, or to comply with these laws and regulations, could harm its operations, reduce its sales and harm its business, operating results and financial condition. For example, in certain foreign countries, particularly those with developing economies, certain business practices that are prohibited by laws and regulations applicable to Billtrust, such as the Foreign Corrupt Practices Act, may be more commonplace. Although Billtrust has policies and procedures designed to ensure compliance with these laws and regulations, Billtrust’s employees, contractors and agents, as well as partners involved in its international sales, may take actions in violation of Billtrust’s policies. Any such violation could have an adverse effect on Billtrust’s business and reputation.
Some of Billtrust’s partners also have international operations and are subject to the risks described above. Even if Billtrust is able to successfully manage the risks of international operations, its business may be adversely affected if its partners are not able to successfully manage these risks.
Acquisitions, strategic investments, partnerships, collaborations or alliances could be difficult to identify and integrate, divert the attention of management, disrupt Billtrust’s business, dilute New Billtrust stockholder value, and adversely affect Billtrust’s operating results and financial condition.
Billtrust has in the past acquired and may in the future seek to acquire or invest in businesses, products or technologies that it believes could complement or expand its business, enhance its technical capabilities or otherwise offer growth opportunities. Acquisitions may disrupt Billtrust’s business, divert its resources and require significant management attention that would otherwise be available for development of its existing business.
Billtrust may in the future seek to acquire or invest in businesses, products, or technologies that it believes could complement or expand its products or platform, enhance its technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause Billtrust to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, Billtrust may not successfully identify desirable acquisition targets, or if it acquires additional businesses, it may not be able to integrate them effectively following the acquisition or effectively manage the combined business following the acquisition. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment and exposure to claims and disputes by third parties, including intellectual property claims. A significant portion of the purchase price of companies Billtrust acquires may be allocated to acquired goodwill and other intangible assets. If Billtrust’s acquisitions do not yield expected returns, Billtrust may be required to take charges to its operating results based on the annual impairment assessment process for goodwill and intangible assets, which could adversely affect Billtrust’s results of operations. Billtrust also may not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. In addition, if an acquired business fails to meet Billtrust’s expectations, its business, operating results and financial condition may suffer.
Billtrust uses open source software in its products, and any failure to comply with the terms of one or more of these open source licenses could negatively affect its business or subject it to litigation.
Portions of Billtrust’s platform and products utilize software governed by open source licenses. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products. There is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Billtrust’s ability to market its products or platform. By the terms of certain open source licenses, if Billtrust combines its proprietary software with open source software in a certain manner, Billtrust could be required to release the source code of its proprietary software and make it available under open source licenses. In the event that portions of Billtrust’s proprietary software are determined to be subject to an open source license, it could be required to publicly release the affected portions of its source code, or to re-engineer all or a portion of its technologies or otherwise be limited in the licensing of its technologies, each of which could reduce or eliminate the value of its products, technologies and services.
If Billtrust fails to maintain and enhance its brand, its ability to expand its customer base will be impaired and its business, operating results and financial condition may suffer.
Billtrust believes that developing and maintaining widespread awareness of its brand in a cost-effective manner is critical to achieving widespread acceptance of its products and attracting new customers. Successfully maintaining and enhancing Billtrust’s brand will depend largely on the effectiveness of its marketing and demand generation efforts, its ability to provide reliable products that continue to meet the needs of its customers at competitive prices, its ability to maintain its customers’ trust, its ability to continue to develop new functionality and products, and its ability to successfully differentiate its platform and products from competitive products and services. Billtrust’s brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses Billtrust incurs in building its brand. If Billtrust fails to successfully promote and maintain its brand, its business could suffer.
If Billtrust fails to adequately protect its proprietary rights, its competitive position could be impaired and it may lose valuable assets, generate less revenue and incur costly litigation to protect its rights.
Billtrust’s success and ability to compete depend in part upon its intellectual property. Billtrust primarily relies on copyright, trade secret and trademark laws, trade secret protection and confidentiality or contractual agreements with its employees, customers, partners and others to protect its intellectual property rights. However, the steps Billtrust takes to protect its intellectual property rights may be inadequate.
In order to protect its intellectual property rights, Billtrust may be required to expend significant resources to monitor and protect such rights. Litigation brought to protect and enforce its intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of Billtrust’s intellectual property. Furthermore, Billtrust’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights. Billtrust’s failure to secure, protect and enforce its intellectual property rights could seriously adversely affect its brand and its business.
Billtrust may be sued by third parties for various claims including alleged infringement of its proprietary rights.
Billtrust is involved in various legal matters arising from normal course of business activities. These may include claims, suits, and other proceedings involving alleged infringement of third-party patents and other intellectual property rights, as well as commercial, contract, corporate, labor and employment, wage and hour, and other matters. Billtrust’s competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to its industry, and third parties may claim that Billtrust is infringing upon their intellectual property rights.
Billtrust may experience future claims that its platform and underlying technology infringe or violate others’ intellectual property rights, and it is possible Billtrust may be found to be infringing upon such rights. Billtrust may be unaware of the intellectual property rights that others may claim cover some or all of its technology, products or services. Any claims or litigation could cause Billtrust to incur significant expenses and, if successfully asserted against it, could require that Billtrust pay substantial damages or ongoing royalty payments, prevent Billtrust from offering its products or services or require that it comply with other unfavorable terms. Billtrust may also be obligated to indemnify its customers and partners or to pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify its platform or refund fees, which could be costly. Even if Billtrust was to prevail in such a dispute, any litigation regarding intellectual property could be costly, distracting and time-consuming and could harm its brand, business, results of operations and financial condition.
Indemnity and liability provisions in various agreements potentially expose Billtrust to substantial liability for intellectual property infringement, data protection, and other losses.
Billtrust’s agreements with customers typically includes indemnification provisions under which Billtrust agrees to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by Billtrust to property or persons, or other liabilities relating to or arising from its contractual obligations. Some of Billtrust’s contracts provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity or liability payments could harm Billtrust’s business, operating results and financial condition. Although Billtrust normally limits its liability with respect to such obligations in its contracts with customers, it may still incur substantial liability, and it may be required to cease use of certain functions of its platform or products, as a result of intellectual property-related claims. Any dispute with a customer with respect to these obligations could have adverse effects on Billtrust’s relationship with that customer and harm its business and operating results. In addition, although Billtrust carries insurance, its insurance may not be adequate to protect it from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to Billtrust on acceptable terms or at all.
Changes to payment card networks fees or rules could harm Billtrust’s business.
Billtrust is required to comply with Visa, Mastercard, American Express and related payment card network operating rules in connection with its card payments services, and it acts as a Payment Facilitator under the rules of the various payment card networks, including Visa, Mastercard and American Express. Billtrust has agreed to reimburse its service providers for any fines they are assessed by payment card networks as a result of any rule violations by Billtrust. Billtrust may also be directly liable to the payment card networks for rule violations. The payment card networks set and interpret the card operating rules. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules that Billtrust or its processors might find difficult or even impossible to follow, or costly to implement. Billtrust also may seek to introduce other products in the future, which could entail additional operating rules. As a result of any violations of rules, new rules being implemented, or increased fees, Billtrust could lose its ability to make payments using cards, or such payments could become prohibitively expensive for Billtrust or for its customers. If Billtrust is unable to facilitate payments using cards, its business could be adversely affected.
Billtrust’s business is subject to extensive government regulation and oversight. Its failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm Billtrust’s business.
Billtrust’s success and increased visibility may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to its business. Billtrust is subject to a wide variety of local, state, federal, and international laws, rules, regulations and industry standards where it operates. These laws, rules, regulations, and standards govern numerous areas that are important to Billtrust’s business. In addition to the payments and financial services-related regulations, and the privacy, data protection, and information security-related laws described elsewhere, Billtrust’s business is also subject to, without limitation, rules and regulations applicable to: labor and employment, immigration, competition, and marketing and communications practices. Laws, rules, regulations, and standards applicable to Billtrust’s business are subject to changes and evolving interpretations and application, including by means of legislative changes and/or executive orders, and it can be difficult to predict how they may be applied to Billtrust’s business and the way it conducts its operations, particularly as it introduces new products and services and expands into new jurisdictions. Billtrust may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair its ability to offer its existing or planned features, products, and services and/or increase its cost of doing business.
Although Billtrust has a compliance program focused on the laws, rules, regulations and industry standards that it has assessed are applicable to its business, there can be no assurance that its employees or contractors will not violate such laws, rules, regulations, and industry standards. Any failure or perceived failure to comply with existing or new laws, rules, regulations, industry standards or orders of any governmental authority (including changes to or expansion of the interpretation of those laws, rules, regulations, standards or orders), may:
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subject Billtrust to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, and enforcement actions in one or more jurisdictions levied by federal, state, local or foreign regulators, state attorneys general and private plaintiffs who may be acting as private attorneys general pursuant to various applicable federal, state, and local laws;

•	result in licensure and additional compliance requirements;
•	increase regulatory scrutiny of Billtrust’s business; and
•	restrict Billtrust’s operations and force it to change its business practices or compliance program, make product or operational changes, or delay planned product launches or improvements.
Any of the foregoing could, individually or in the aggregate, harm Billtrust’s reputation as a trusted provider, damage its brands and business, cause it to lose existing customers, prevent it from obtaining new customers, require it to expend significant funds to remedy problems caused by breaches and to avert further breaches, expose it to legal risk and potential liability, and adversely affect its results of operations and financial condition.
Billtrust’s customers may fail to pay it in accordance with the terms of their agreements, necessitating claims or litigation by Billtrust to compel payment.
Billtrust typically enters into multiple year arrangements with its customers, some of which are cancelable. If customers fail to pay Billtrust under the terms of its agreements, Billtrust may be adversely affected from both the inability to collect amounts due and the cost of enforcing the terms of its contracts, including litigation. Furthermore, some of Billtrust’s customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to Billtrust, or pay those amounts more slowly, either of which could adversely affect Billtrust’s operating results, financial position and cash flow. The recent and ongoing global COVID-19 pandemic may also increase the likelihood of these risks.
Billtrust may require additional capital to support the growth of its business, and this capital might not be available on acceptable terms, if at all.
Billtrust has funded its operations since inception primarily through equity financings, credit facilities, sales of subscriptions to its products, and usage-based transaction fees. Billtrust intends to continue to make investments to support its business, which may require it to engage in equity or debt financings in addition to the funds it receives in connection with the Business Combination and the PIPE Financing to secure additional funds. Additional financing may not be available on terms favorable to Billtrust, if at all. If adequate funds are not available on acceptable terms, Billtrust may be unable to invest in future growth opportunities, which could harm its business, operating results and financial condition. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect Billtrust’s business.
Billtrust’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.
Billtrust has incurred tax losses during its history and does not expect to become profitable for tax purposes in the near future, and may never achieve profitability from a tax perspective. To the extent that Billtrust continues to generate tax losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all (depending on the tax year in which such losses were incurred). As of December 31, 2019, Billtrust had U.S. federal net operating loss carryforwards of approximately $72.9 million. Under the Tax Cuts and Jobs Act enacted in 2017 (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020 (“CARES Act”), U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, net operating loss carryforwards are subject to review and possible adjustment by the IRS and state tax authorities.
Under Sections 382 and 383 of the Code, federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of Billtrust. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of the company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The ability of Billtrust to utilize net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Business Combination or other transactions. Similar rules may apply under state tax laws. Billtrust has not yet determined the amount of the cumulative change in its ownership resulting from the Business Combination or other transactions, or any resulting limitations on its ability to utilize its net operating loss carryforwards and other tax attributes. If Billtrust earns taxable income, such limitations could result in increased future income tax liability to Billtrust and its future cash flows could be adversely affected. Billtrust has recorded a full valuation allowance related to its net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.
Billtrust could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs its customers would have to pay for its products and adversely affect its operating results.
The vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. States where Billtrust has a nexus may require it to calculate, collect, and remit taxes on sales in their jurisdictions. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al. (“Wayfair”) that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may enforce laws requiring Billtrust to calculate, collect, and remit taxes on sales in their jurisdictions. While Billtrust does not believe that it has any material unrecorded liability as it relates to Wayfair, Billtrust may be obligated to collect and remit sales and use tax in states in which it has not collected and remitted sales and use tax. A successful assertion by one or more states requiring Billtrust to collect taxes where it historically has not or presently does not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for Billtrust, put Billtrust at a perceived competitive disadvantage if state governments or local governments do not impose similar obligations on its competitors, and decrease Billtrust’s future sales, which could adversely affect its business and operating results.
Changes in Billtrust’s effective tax rate or tax liability may adversely affect its operating results.
Billtrust’s effective tax rate could increase due to several factors, including:
•	changes in the relative amounts of income before taxes in the various jurisdictions in which Billtrust operates due to differing statutory tax rates in various jurisdictions;
•	changes in tax laws, tax treaties, and regulations or the interpretation of them, including the 2017 Tax Act as modified by the CARES Act;
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changes to Billtrust’s assessment about its ability to realize its deferred tax assets that are based on estimates of its future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which it does business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and
•	limitations or adverse findings regarding Billtrust’s ability to do business in some jurisdictions.
Any of these developments could adversely affect Billtrust’s operating results.

If Billtrust’s estimates or judgments relating to its critical accounting policies prove to be incorrect, or if there are changes in accounting principles, its operating results could be adversely affected.
U.S. generally accepted accounting principles (“GAAP”), is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on Billtrust’s reported operating results and financial condition and could affect the reporting of transactions already completed before the announcement of a change.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Billtrust bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the section titled “Billtrust’s Management’s Discussion and Analysis of Financial Condition and Operating Results - Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the identification of performance obligations in revenue recognition, the valuation of the stock based awards, including the determination of fair value of common stock, and the period of benefit for amortizing deferred commissions and deferred implementation costs, among others. Billtrust’s operating results may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions.
Any future litigation against Billtrust could be costly and time-consuming to defend.
Billtrust has in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by its customers in connection with commercial disputes, employment claims made by its current or former employees, and other types of claims. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm Billtrust’s business, overall financial condition and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to Billtrust. A claim brought against Billtrust that is uninsured or underinsured could result in unanticipated costs and adversely impact Billtrust’s operating results.
Billtrust’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which Billtrust competes achieves the forecasted growth, Billtrust’s business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts, including those Billtrust has generated itself, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of Billtrust’s market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of companies covered by its market opportunity estimates will purchase Billtrust’s products at all or generate any particular level of revenue for Billtrust. Any expansion in Billtrust’s market depends on a number of factors, including the cost, performance, and perceived value associated with its platform and products and those of its competitors. Even if the market in which Billtrust competes meets the size estimates and growth forecasted, Billtrust’s business could fail to grow at similar rates, if at all. Billtrust’s growth is subject to many factors, including its success in implementing its growth strategies, which are subject to many risks and uncertainties. Accordingly, Billtrust’s forecasts of market growth should not be taken as indicative of its future growth.
Financial projections relating to New Billtrust after the Business Combination may not be achieved.
In connection with the Business Combination, Billtrust prepared and considered, among other things, internal financial forecasts and analyses for New Billtrust. These financial projections include assumptions regarding the volume of transactions on the Billtrust platform, the number of new customers added, future operating costs and other assumptions regarding future performance. These financial projections were not prepared with a view to public disclosure, are subject to significant economic, competitive, industry, regulatory and other uncertainties and may not be achieved in full, at all, or within projected timeframes. The failure of New Billtrust to achieve the projected results could have a material adverse effect on the price of shares of New Billtrust Common Stock. Due to a variety of factors, including following the announcement of the Business Combination changes in market conditions and the effects of COVID-19, the financial projections prepared in connection with the Business Combination may not reflect Billtrust’s management’s best expectations of Billtrust’s future financial performance as of the closing of the Business Combination.
Billtrust is subject to governmental laws and requirements regarding economic and trade sanctions, anti-money laundering, and counter-terror financing that could impair its ability to compete in its markets or subject it to criminal or civil liability if it violates them.
Although Billtrust primarily currently only operates in the United States, in the future it will likely seek to expand internationally and will become subject to additional laws and regulations, and will need to implement new regulatory controls to comply with applicable laws. Billtrust is currently required to comply with U.S. economic and trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), and it has processes in place to comply with the OFAC regulations as well as similar requirements in other jurisdictions. As part of Billtrust’s compliance efforts, Billtrust scans its customers against OFAC and other watchlists. Billtrust is also subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, its involvement in transferring the proceeds of criminal activities. Billtrust’s services are also subject to anti-money laundering laws and regulations and similar laws and regulations requiring a risk-based anti-money laundering program as required by Billtrust’s financial institution and processor partners. Regulators in the United States and globally continue to increase their scrutiny of compliance with these obligations, which may require Billtrust to further revise or expand its compliance program.
Billtrust is subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject it to criminal or civil liability and harm its business.
Billtrust is subject to the Foreign Corrupt Practices Act, anti-bribery laws, and other anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. Billtrust may engage with partners and third-party intermediaries to market its services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, Billtrust or its third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. Billtrust can be held liable for the corrupt or other illegal activities of these third-party intermediaries, and of its employees, representatives, contractors, partners, and agents, even if Billtrust does not explicitly authorize such activities. Billtrust cannot assure you that all of its employees and agents will not take actions in violation of its policies and applicable law, for which Billtrust may be ultimately held responsible.
Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject Billtrust to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences.
If Billtrust cannot maintain its company culture as it grows, it could lose the innovation, teamwork, passion and focus on execution that it believes contribute to its success and its business may be harmed.
Billtrust believes that a critical component of its success has been its company culture, which is based on its core values of ensuring customer success, focusing on results and striving for excellence. Billtrust has invested substantial time and resources in building its team within this company culture. As it grows, Billtrust may find it difficult to maintain these important aspects of its company culture. If Billtrust fails to preserve its culture, its ability to retain and recruit personnel and to effectively focus on and pursue its corporate objectives could be compromised, potentially harming its business.
Billtrust expects fluctuations in its financial results, making it difficult to project future results.
Billtrust’s operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of its control. As a result, Billtrust’s past results may not be indicative of its future performance. In addition to the other risks described herein, factors that may affect Billtrust’s operating results include the following:
•	fluctuations in demand for or pricing of Billtrust’s products and platform;
•	Billtrust’s ability to attract new customers;
•	Billtrust’s ability to retain and grow engagement with Billtrust’s existing customers;
•	the impact of the COVID-19 pandemic on Billtrust’s employees, customers and partners, and its results of operations, liquidity and financial condition;
•	Billtrust’s ability to expand its relationships with its financial institution partners or BPN partners, or to identify and attract new partners;
•	customer expansion rates;
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changes in customer preference for cloud-based products and services as a result of security breaches in the industry or privacy concerns, or other security or reliability concerns regarding Billtrust’s products or services;

•	fluctuations or delays in purchasing decisions in anticipation of new products or product enhancements by Billtrust or its competitors;
•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;
•	potential and existing customers choosing Billtrust’s competitors’ products or developing their own solutions in-house;
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the development or introduction of new platforms, products or services that are easier to use or more advanced than Billtrust’s current suite of products and services, especially related to the application of artificial intelligence-based services;

•	Billtrust’s failure to adapt to new technology that is widely accepted;
•	Billtrust’s ability to control costs, including its operating expenses;
•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;
•	the amount and timing of non-cash expenses, including stock based compensation, goodwill impairments, if any, and other non-cash charges;
•	the amount and timing of costs involved with Billtrust’s expansion into markets outside the United States;
•	the amount and timing of costs associated with recruiting, training, and integrating new employees, and retaining and motivating existing employees;
•	the effects of acquisitions and their integration;
•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which Billtrust’s customers participate;
•	the impact of new accounting pronouncements;
•	changes in the competitive dynamics of Billtrust’s market;
•	security breaches of, technical difficulties with, or interruptions to, the delivery and use of Billtrust’s platform; and
•	awareness of Billtrust’s brand and its reputation in its target markets.
Any of these and other factors, or the cumulative effect of some of these factors, may cause Billtrust’s operating results to vary significantly. In addition, Billtrust expects to incur significant additional expenses due to the increased costs of operating as a public company. If Billtrust’s quarterly operating results fall below market expectations, the price of New Billtrust Common Stock could decline substantially, and it could face costly lawsuits, including class action lawsuits.

Billtrust will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to compliance with its public company responsibilities and corporate governance practices.
If Billtrust completes the Business Combination and becomes a public company, Billtrust will incur significant legal, accounting and other expenses. For example, Billtrust will be subject to the reporting requirements of the Exchange Act and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), as well as rules and regulations subsequently implemented by the SEC and the listing requirements of Nasdaq, and other applicable securities rules and regulations, which impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements will increase Billtrust’s legal and financial compliance costs and will make some activities more time consuming and costly. In addition, Billtrust’s management and other personnel will divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, Billtrust expects to incur significant expenses and devote substantial management effort toward ensuring ongoing compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Billtrust may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. Billtrust cannot predict or estimate the amount of additional costs it may incur as a result of being a public company.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations and may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Billtrust intends to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If Billtrust’s efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against Billtrust and its business may be adversely affected.
The rules and regulations applicable to public companies make it more expensive for Billtrust to obtain and maintain director and officer liability insurance, and Billtrust may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for Billtrust to attract and retain qualified members of its board of directors, particularly to serve on Billtrust’s audit committee and compensation committee, and qualified executive officers.
Billtrust’s management has limited experience in operating a public company.
Certain members of Billtrust’s management team have limited experience in the management of a publicly traded company, and Billtrust’s management team has not worked together at prior companies that were publicly traded. Billtrust’s management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the post-Business Combination company. Billtrust may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. Billtrust also may need to modify its finance and accounting systems to be more suitable for a public company, and a delay could impact its ability or prevent it from timely reporting its operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for Billtrust to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that Billtrust will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

Risks Related to South Mountain and the Business Combination
Unless the context otherwise requires, all references in this “— Risks Related to South Mountain and the Business Combination” section to “we,” “us,” or “our” refer to South Mountain.
Following the consummation of the Business Combination, New Billtrust’s only significant asset will be ownership of 100% of Billtrust’s common stock, and New Billtrust does not currently intend to pay dividends on New Billtrust Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of New Billtrust Common Stock.
Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than the ownership of 100% of Billtrust’s common stock. We will depend on Billtrust for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our common stock. Applicable state law and contractual restrictions, including in agreements governing the current or future indebtedness of Billtrust, as well as the financial condition and operating requirements of Billtrust, may limit our ability to obtain cash from Billtrust. Thus, we do not expect to pay cash dividends on New Billtrust Common Stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. As a result, you may not receive any return on an investment in South Mountain Class A Common Stock or South Mountain Class C Common Stock (or New Billtrust Common Stock) unless you sell those securities, as applicable, for a price greater than that which you paid for it. In addition, in the event that the board of directors and stockholders of New Billtrust were to approve a sale of all of our common stock holdings of Billtrust, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.
There can be no assurance that New Billtrust Class 1 Common Stock will be approved for listing on Nasdaq or that New Billtrust will be able to comply with the continued listing standards of Nasdaq.
In connection with the closing of the Business Combination, we intend to list New Billtrust Class 1 Common Stock and warrants on Nasdaq under the symbols “BTRS” and “BTRSW,” respectively. New Billtrust’s continued eligibility for listing may depend on the number of South Mountain’s shares that are redeemed. If, after the Business Combination, Nasdaq delists New Billtrust’s shares from trading on its exchange for failure to meet the listing standards, New Billtrust and its stockholders could face significant material adverse consequences including:
•	a limited availability of market quotations for New Billtrust’s securities;
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a determination that New Billtrust Class 1 Common Stock is a “penny stock” which will require brokers trading in New Billtrust Class 1 Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Billtrust Common Stock;

•	a limited amount of analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
Subsequent to the consummation of the Business Combination, New Billtrust may be required to take write-downs or write-offs, or New Billtrust may be subject to restructuring, impairment or other charges that could have a significant negative effect on New Billtrust’s financial condition, results of operations and the price of New Billtrust Common Stock, which could cause you to lose some or all of your investment.
Although South Mountain has conducted due diligence on Billtrust, this diligence may not reveal all material issues that may be present with Billtrust’s business. Factors outside of Billtrust’s and outside of South Mountain’s control may, at any time, arise. As a result of these factors, New Billtrust may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in New Billtrust reporting losses. Even if South Mountain’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with South Mountain’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New Billtrust’s liquidity, the fact that New Billtrust reports charges of this nature could contribute to negative market perceptions about New Billtrust or its securities. In addition, charges of this nature may cause New Billtrust to be unable to obtain future financing on favorable terms or at all.
If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of South Mountain’s securities or, following the Closing, New Billtrust’s securities, may decline. A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of South Mountain’s securities prior to the Closing may decline. The market values of New Billtrust’s securities at the time of the Business Combination may vary significantly from their prices on the date the BCA was executed, the date of this proxy statement/consent solicitation statement/prospectus, or the date on which South Mountain’s stockholders vote on the Business Combination.
Following the Business Combination, the price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, following the Business Combination, fluctuations in the price of New Billtrust’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Billtrust’s capital stock. Accordingly, the valuation ascribed to Billtrust may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Billtrust’s securities develops and continues, the trading price of New Billtrust’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Billtrust’s control. Any of the factors listed below could have a material adverse effect on your investment in New Billtrust’s securities and New Billtrust’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Billtrust’s securities may not recover and may experience a further decline.
Factors affecting the trading price of New Billtrust’s securities may include:
•	actual or anticipated fluctuations in New Billtrust’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
•	changes in the market’s expectations about New Billtrust’s operating results;
•	success of competitors;
•	New Billtrust’s operating results failing to meet the expectation of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning New Billtrust or the transportation industry in general;
•	failure to meet or exceed the financial projections of New Billtrust;
•	operating and share price performance of other companies that investors deem comparable to New Billtrust;
•	New Billtrust’s ability to market new and enhanced products and technologies on a timely basis;
•	changes in laws and regulations affecting New Billtrust’s business;
•	New Billtrust’s ability to meet compliance requirements;
•	commencement of, or involvement in, litigation involving New Billtrust;
•	changes in New Billtrust’s capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of New Billtrust Common Stock available for public sale;
•	any major change in the New Billtrust Board or New Billtrust’s management;
•	sales of substantial amounts of New Billtrust Common Stock by New Billtrust’s directors, executive officers or significant stockholders or the perception that such sales could occur; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New Billtrust’s securities irrespective of New Billtrust’s operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Billtrust’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to New Billtrust could depress New Billtrust’s share price regardless of New Billtrust’s business, prospects, financial conditions or results of operations. A decline in the market price of New Billtrust’s securities also could adversely affect New Billtrust’s ability to issue additional securities and New Billtrust’s ability to obtain additional financing in the future.
Following the consummation of the Business Combination, New Billtrust will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.
Following the consummation of the Business Combination, New Billtrust will face increased legal, accounting, administrative and other costs and expenses as a public company that Billtrust does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, Public Company Accounting Oversight Board (the “PCAOB”) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Billtrust to carry out activities Billtrust has not done previously. For example, New Billtrust will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Billtrust could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Billtrust’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Billtrust’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Billtrust Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Billtrust to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.
New Billtrust’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could have a material adverse effect on its business.
Billtrust is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination, New Billtrust will be required to provide management’s attestation on internal controls commencing with New Billtrust’s annual report for the year ending December 31, 2021 in accordance with applicable SEC guidance. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Billtrust as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New Billtrust is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.
New Billtrust will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Billtrust’s securities less attractive to investors and may make it more difficult to compare New Billtrust’s performance to the performance of other public companies.
New Billtrust will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, New Billtrust will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in New Billtrust’s periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Billtrust’s stockholders may not have access to certain information they may deem important. New Billtrust will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of New Billtrust Common Stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of South Mountain Class A Common Stock in the IPO. South Mountain cannot predict whether investors will find New Billtrust’s securities less attractive because it will rely on these exemptions. If some investors find New Billtrust’s securities less attractive as a result of New Billtrust’s reliance on these exemptions, the trading prices of New Billtrust’s securities may be lower than they otherwise would be, there may be a less active trading market for New Billtrust’s securities and the trading prices of New Billtrust’s securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Billtrust’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
The unaudited pro forma financial information included herein may not be indicative of what New Billtrust’s actual financial position or results of operations would have been.
The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New Billtrust’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.
Our Sponsor, officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.
Unlike many other blank check companies in which the sponsor, officers and directors agree to vote their founder shares in accordance with the majority of the votes cast by the Public Stockholders in connection with an initial business combination, South Mountain’s Sponsor, officers and directors have agreed to vote any shares of South Mountain Common Stock owned by them in favor of the Business Combination, including their shares of South Mountain Class B Common Stock and any Public Shares purchased after our IPO (including in open market and privately negotiated transactions). As of the South Mountain Record Date, our Sponsor, officers and directors beneficially owned an aggregate of approximately   % of the outstanding shares of South Mountain Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their shares of South Mountain Common Stock in accordance with the majority of the votes cast by the Public Stockholders.
South Mountain may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate, in which case the Public Stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and the Public Warrants will expire worthless.
The Existing Charter provides that South Mountain must complete an initial business combination by June 24, 2021. South Mountain may not be able to complete an initial business combination by such date. If South Mountain has not completed an initial business combination prior June 24, 2021 (or successfully obtained stockholder approval of an extension prior to such date) it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to South Mountain to pay taxes (net of Permitted Withdrawals and up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of South Mountain’s remaining stockholders and the South Mountain Board, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, the Public Stockholders may only receive $10.00 per share, and the Public Warrants will expire worthless. In certain circumstances, the Public Stockholders may receive less than $10.00 per share on the redemption of their shares.
Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from Public Stockholders, which may influence the vote on the Business Combination and reduce the public “float” of South Mountain Class A Common Stock.
Our Sponsor, directors, officers, advisors or their affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions.
Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of South Mountain shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that South Mountain’s Sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. The purpose of any such purchases of Public Warrants could be to reduce the number of Public Warrants outstanding. Any such purchases of South Mountain securities may result in the completion the Business Combination, which may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of South Mountain Class A Common Stock or Public Warrants and the number of beneficial holders of South Mountain securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of South Mountain securities on a national securities exchange.
If a stockholder fails to receive notice of South Mountain’s offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
South Mountain will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite South Mountain’s compliance with these rules, if a stockholder fails to receive South Mountain’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that South Mountain will furnish to holders of the Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. For example, South Mountain may require the Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to tender their certificates to South Mountain’s transfer agent up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically. In the event that a stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

The future exercise of registration rights may adversely affect the market price of our common stock.
Certain of our stockholders will have registration rights for restricted securities. We are obligated to register certain securities, including all of the shares of South Mountain Class B Common Stock held by our Sponsor, shares of South Mountain Class A Common Stock received by certain significant Billtrust stockholders as part of the Business Combination and the PIPE Shares. We are obligated to (i) file a resale “shelf” registration statement to register such securities (and any shares of New Billtrust Class 1 Common Stock into which they may be exercised following the consummation of the Business Combination) within 45 days after the Closing and (ii) use reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as reasonably practicable after the filing. Sales of a substantial number of shares of New Billtrust Common Stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Billtrust Common Stock.
Warrants will become exercisable for New Billtrust Class 1 Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Outstanding Public Warrants to purchase an aggregate of 12,500,000 shares of New Billtrust Class 1 Common Stock will become exercisable on the date that is 30 days after the completion of the Business Combination. Each whole warrant, following the Business Combination, entitles the holder thereof to purchase one share of New Billtrust Class 1 Common Stock at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of shares of New Billtrust Class 1 Common Stock. To the extent such warrants are exercised, additional shares of New Billtrust Class 1 Common Stock will be issued, which will result in dilution to the then existing holders of New Billtrust Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Billtrust Common Stock.
Because the market price of shares of South Mountain Class A Common Stock will fluctuate, Billtrust's stockholders cannot be sure of the value of the merger consideration they will receive.
The aggregate stock portion of the merger consideration that Billtrust stockholders will receive is a fixed number of shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock; it is not a number of shares with a particular fixed market value. See “The Business Combination Agreement.” The market value of South Mountain Class A Common Stock and South Mountain Class C Common Stock and Billtrust Capital Stock at Closing may vary significantly from their respective values on the date the BCA was executed or at other dates, including the date on which Billtrust stockholders provide written consent to the adoption of the BCA and the transactions contemplated thereby. Because the stock portion of the merger consideration is fixed and will not be adjusted to reflect any changes in the market value of shares of South Mountain Class A Common Stock, South Mountain Class C Common Stock or Billtrust Capital Stock, the market value of the shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock issued in connection with the Business Combination and the Billtrust Capital Stock converted in connection with the Business Combination may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Accordingly, at the time of providing written consent to the Billtrust Business Combination Proposal, Billtrust stockholders will not know or be able to calculate the market value of the shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock they would receive for the stock portion of the merger consideration upon the completion of the Business Combination. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of South Mountain or Billtrust, regulatory considerations and general business, market, industry or economic conditions. Many of these factors are outside of the control of South Mountain and Billtrust.
Our Public Stockholders will experience immediate dilution due to the issuance of shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock to Billtrust stockholders in the Business Combination and may experience additional dilution as a consequence of certain transactions, including the issuance of shares of South Mountain Class A Common Stock in the PIPE Financing. Having a minority share position may reduce the influence that our current stockholders have on the management of New Billtrust.
It is anticipated that, following the completion of the Business Combination and assuming (for illustrative purposes) no redemptions of our outstanding public shares, South Mountain’s existing stockholders, including our Sponsor, will retain an ownership interest in the range of 18.8% to 4.1% of New Billtrust under the no redemption and maximum redemption scenarios, respectively, Billtrust stockholders will own an amount in the range between 67.8% and 81.4% of the shares of New Billtrust Common Stock outstanding under the no redemption and maximum redemption scenarios, respectively, and the PIPE Investors will own an amount in the range between 13.4% and 14.5% of the shares of New Billtrust Common Stock outstanding under the no redemption and maximum redemption scenarios, respectively. These relative percentages assume that (i) that there are no exercises of any South Mountain Warrants outstanding as of immediately prior to the Closing, (ii) the Closing Date will be December 30, 2020, (iii) the issuance of all shares reserved for issuance under Billtrust’s existing equity incentive plans, including pursuant to outstanding options and (iv) there are no issuances of Earnout Securities. To the extent that any of the South Mountain Warrants are converted into New Billtrust Class 1 Common Stock or any Earnout Securities are issued, current stockholders may experience substantial dilution. Such dilution could, among other things, limit the ability of our current stockholders to influence management of New Billtrust through the election of directors following the Business Combination.
Neither South Mountain nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by Billtrust in the BCA ultimately proves to be inaccurate or incorrect.
The representations and warranties made by Billtrust and South Mountain to each other in the BCA will not survive the consummation of the Business Combination. As a result, South Mountain and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Billtrust in the BCA proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, South Mountain would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.
We may waive one or more of the conditions to the Business Combination.
We may agree to waive, in whole or in part, some of the conditions to our obligations to complete the Business Combination, to the extent permitted by the Existing Charter and applicable laws. For example, it is a condition to our obligations to close the Business Combination that certain of Billtrust’s representations and warranties are true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a material adverse effect. However, if our board of directors determines that it is in our stockholders’ best interest to waive any such breach, then the board may elect to waive that condition and close the Business Combination. We are not able to waive the condition that our stockholders approve the Business Combination.
South Mountain’s ability to successfully effect the Business Combination and New Billtrust’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Billtrust, all of whom South Mountain expects to stay with New Billtrust following the Closing. The loss of such key personnel could negatively impact the operations and financial results of the combined business.
South Mountain’s ability to successfully effect the Business Combination and New Billtrust’s ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of Billtrust. Although South Mountain expects key personnel to remain with New Billtrust following the Business Combination, there can be no assurance that they will do so. It is possible that Billtrust or New Billtrust will lose some key personnel, the loss of which could negatively impact the operations and profitability of New Billtrust. Furthermore, following the Closing, certain of the key personnel of Billtrust who will become the management of New Billtrust may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New Billtrust to have to expend time and resources helping them become familiar with such requirements.
The South Mountain Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.
In analyzing the Business Combination, the South Mountain Board conducted significant due diligence on Billtrust. For a complete discussion of the factors utilized by the South Mountain Board in approving the Business Combination, see the section entitled, “The Business Combination—Recommendation of the South Mountain Board

and Reasons for the Business Combination.” The South Mountain Board believes because of the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders and that Billtrust’s fair market value was equal to at least 80% of the net assets held in the Trust Account (net of amounts withdrawn to fund regulatory compliance costs and to pay taxes and excluding the amount of any deferred underwriting discount).
Notwithstanding the foregoing, the South Mountain Board did not obtain a fairness opinion to assist it in its determination. Accordingly, the South Mountain Board may be incorrect in its assessment of the Business Combination.
South Mountain does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for South Mountain to complete the Business Combination with which a substantial majority of South Mountain’s stockholders do not agree.
The Existing Charter does not provide a specified maximum redemption threshold, except that in no event will South Mountain redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the Business Combination and after payment of underwriters’ fees and commissions (such that South Mountain is not subject to the SEC’s “penny stock” rules). As a result, South Mountain may be able to complete the Business Combination even if a substantial majority of the Public Stockholders do not agree with the Business Combination and have redeemed their shares. In the event the aggregate cash consideration South Mountain would be required to pay for all shares of South Mountain Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to South Mountain, South Mountain will not complete the Business Combination or redeem any shares, all shares of South Mountain Class A Common Stock submitted for redemption will be returned to the holders thereof, and South Mountain instead may search for an alternate business combination.
Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.
Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) South Mountain’s completion of an initial business combination, and then only in connection with those shares of South Mountain Class A Common Stock that such Public Stockholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Existing Charter (A) to modify the substance or timing of South Mountain’s obligation to redeem 100% of the Public Shares if South Mountain does not complete an initial business combination by June 24, 2021 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) the redemption of the Public Shares if South Mountain is unable to complete an initial business combination by June 24, 2021, subject to applicable law and as further described herein. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate their investment, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.
If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the issued and outstanding shares of South Mountain Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the issued and outstanding shares of South Mountain Class A Common Stock.
The Existing Charter provides that a Public Stockholder, individually or together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to an aggregate of more than 15% of the shares of South Mountain Class A Common Stock sold in the IPO without South Mountain’s prior written consent. The inability of a stockholder to redeem an aggregate of more than 15% of the shares of South Mountain Class A Common Stock sold in the IPO will reduce its influence over South Mountain’s ability to consummate its initial business combination and such stockholder could suffer a material loss on its investment in South Mountain if it sells such excess shares in open market transactions.

If third parties bring claims against South Mountain, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.
South Mountain’s placing of funds in the Trust Account may not protect those funds from third-party claims against South Mountain. Although South Mountain has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business (except its independent registered accounting firm) execute agreements with South Mountain waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against South Mountain’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, South Mountain’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to South Mountain than any alternative. South Mountain is not aware of any product or service providers who have not or will not provide such waiver other than the underwriters of its IPO and South Mountain’s independent registered public accounting firm.
Examples of possible instances where South Mountain may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with South Mountain and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if South Mountain is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its initial business combination, South Mountain will be required to provide for payment of claims of creditors that were not waived that may be brought against South Mountain within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to a letter agreement, our Sponsor has agreed that it will be liable to South Mountain if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which South Mountain has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under South Mountain’s indemnity of the underwriters of South Mountain’s IPO against certain liabilities, including liabilities under the Securities Act. However, South Mountain has not asked the Sponsor to reserve for such indemnification obligations, nor has South Mountain independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of South Mountain. Therefore, South Mountain cannot assure you that the Sponsor would be able to satisfy those obligations. None of South Mountain’s officers or directors will indemnify South Mountain for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
South Mountain’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, South Mountain’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While South Mountain currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to South Mountain, it is possible that South Mountain’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If South Mountain’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Stockholders may be reduced below $10.00 per share.
South Mountain may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.
South Mountain has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, South Mountain’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by South Mountain only if (i) South Mountain has sufficient funds outside of the Trust Account or (ii) South Mountain consummates an initial business combination. South Mountain’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against South Mountain’s officers and directors, even though such an action, if successful, might otherwise benefit South Mountain and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent South Mountain pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.
If, after South Mountain distributes the proceeds in the Trust Account to the Public Stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against South Mountain that is not dismissed, a bankruptcy court may seek to recover such proceeds, and South Mountain and its board may be exposed to claims of punitive damages.
If, after South Mountain distributes the proceeds in the Trust Account to its stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against South Mountain that is not dismissed, any distributions received by South Mountain’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by South Mountain’s stockholders. In addition, the South Mountain Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and South Mountain to claims of punitive damages, by paying South Mountain’s stockholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to the Public Stockholders, South Mountain files a bankruptcy petition or an involuntary bankruptcy petition is filed against South Mountain that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of South Mountain’s stockholders and the per-share amount that would otherwise be received by South Mountain’s stockholders in connection with South Mountain’s liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to the Public Stockholders, South Mountain files a bankruptcy petition or an involuntary bankruptcy petition is filed against South Mountain that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in South Mountain’s bankruptcy estate and subject to the claims of third parties with priority over the claims of South Mountain’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by South Mountain’s stockholders in connection with South Mountain’s liquidation may be reduced.
South Mountain stockholders may be held liable for claims by third parties against South Mountain to the extent of distributions received by them upon redemption of their shares.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event South Mountain does not complete an initial business combination by June 24, 2021 may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is South Mountain’s intention to redeem the Public Shares as soon as reasonably possible following June 24, 2021 in the event it does not complete its initial business combination and, therefore, South Mountain does not intend to comply with the foregoing procedures.
Because South Mountain will not be complying with Section 280, Section 281(b) of the DGCL requires South Mountain to adopt a plan, based on facts known to South Mountain at such time that will provide for South Mountain’s payment of all existing and pending claims or claims that may be potentially brought against South Mountain within the 10 years following its dissolution. However, because South Mountain is a blank check company, rather than an operating company, and South Mountain’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from South Mountain’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If South Mountain’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. South Mountain cannot assure you that it will properly assess all claims that may be potentially brought against us. As such, South Mountain’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of South Mountain’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event South Mountain does not complete an initial business combination by June 24, 2021 is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.
South Mountain’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/consent solicitation statement/prospectus.
When considering the South Mountain Board’s recommendation that South Mountain’s stockholders vote in favor of the approval of the Business Combination Proposal, South Mountain’s stockholders should be aware that certain of South Mountain’s Sponsor, executive officers and directors have interests in the Business Combination that may be different from or in addition to (and which may conflict with) the interests of South Mountain’s stockholders. These interests include:
•
the beneficial ownership of the Sponsor and certain members of the South Mountain Board and officers of an aggregate of 6,250,000 shares of South Mountain Class B Common Stock and 6,954,500 Private Placement Warrants, which shares and warrants were acquired for an aggregate investment of $6,979,500 at the time of the IPO and would become worthless if South Mountain does not complete a business combination by June 24, 2021, as such stockholders have waived any redemption right with respect to these shares. After giving effect to the forfeiture, cancellation and vesting provisions of the proposed Business Combination, the Sponsor would own up to an aggregate of 5.5 million shares of South Mountain Class A Common Stock (under the no redemption scenario and including shares subject to vesting) and no Private Placement Warrants. Such shares have an aggregate market value of approximately $   million, based on the closing price of South Mountain Class A Common Stock of $   on Nasdaq on    , 2020, the South Mountain Record Date. Each of our officers and directors is a member of the Sponsor. Harbour Reach Holdings, LLC is the managing member of the Sponsor and Mr. Michael Platt is the indirect controlling member of Harbour Reach Holdings, LLC;

•	the continued indemnification of current directors and officers of South Mountain and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•
the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•	the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not completed.
These interests may influence South Mountain’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby. These interests were considered by the South Mountain Board when it approved the Business Combination.
Concentration of ownership after the Business Combination may have the effect of delaying or preventing a change in control.
It is anticipated that, following the completion of the Business Combination and assuming (for illustrative purposes) redemptions of the maximum possible percentage of our outstanding Public Shares such that South Mountain will have a minimum of $225 million cash at Closing, South Mountain’s initial stockholders, including our Sponsor, will retain an ownership interest of 4.1% of New Billtrust, Billtrust stockholders will own 81.4% of New Billtrust and the PIPE Investors will own approximately 14.5% of New Billtrust. As a result, Billtrust stockholders may have the ability to determine the outcome of corporate actions of New Billtrust requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of New Billtrust Common Stock. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
We may not be able to complete the PIPE Financing in connection with the Business Combination.
We may not be able to complete the PIPE Financing on terms that are acceptable to us, or at all. If we do not complete the PIPE Financing, we may not be able to complete the Business Combination. The terms of any alternative financing may be more onerous to New Billtrust than the PIPE Financing, and we may be unable to obtain alternative financing on terms that are acceptable to us, or at all. If we do not complete the PIPE Financing, and do not obtain alternative financing, we may not be able to complete the Business Combination. The failure to secure additional financing could have a material adverse effect on the continued development or growth of New Billtrust. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after the Business Combination.
South Mountain may amend the terms of the Public Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants. As a result, the exercise price of the South Mountain Warrants could be increased, the exercise period could be shortened and the number of shares of New Billtrust Class 1 Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without your approval.
The Public Warrants were issued in registered form under the South Mountain Warrant Agreement between Continental Stock Transfer & Trust Company, N.A. as warrant agent, and South Mountain. The South Mountain Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of the Public Warrants. Accordingly, South Mountain may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding South Mountain Warrants approve of such amendment. Although South Mountain’s ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the South Mountain Warrants, convert the Public Warrants into cash or stock, shorten the exercise period or decrease the number of shares of New Billtrust Class 1 Common Stock purchasable upon exercise of an Public Warrant.
South Mountain may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.
South Mountain has the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of New Billtrust Class 1 Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which South Mountain gives proper notice of such redemption and provided certain other conditions are met. If and when the Public Warrants become redeemable by South Mountain, South Mountain may not exercise its redemption right if the issuance of shares of New Billtrust Class 1 Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or South Mountain is unable to effect such registration or qualification. South Mountain will use its best efforts to register or qualify such shares of New Billtrust Class 1 Common Stock under the blue sky laws of the state of residence in those states in which the Public Warrants were offered by South Mountain in its IPO. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. None of the Private Placement Warrants will be redeemable by South Mountain so long as they are held by the Sponsor or its permitted transferees, and, after giving effect to the forfeiture, cancellation and vesting provisions of the proposed Business Combination, there will be no Private Placement Warrants outstanding.
Following the Business Combination, a significant portion of New Billtrust’s total outstanding shares will be restricted from immediate resale, but may be sold into the market shortly thereafter. This could cause the market price of New Billtrust Class 1 Common Stock to drop significantly, even if New Billtrust’s business is doing well.
Sales of a substantial number of shares of New Billtrust Class 1 Common Stock in the public market could occur at any time. If New Billtrust’s stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of New Billtrust Common Stock in the public market following the Business Combination, the market price of New Billtrust Common Stock could decline significantly.
Following the Business Combination, and without giving effect to any performance vesting provisions applicable to any shares of South Mountain Common Stock, assuming that (i) none of the Public Stockholders exercise their redemption rights, (ii) there are no exercises of any South Mountain Warrants outstanding as of immediately prior to the Closing, (iii) the Closing Date will be December 30, 2020, (iv) the issuance of all shares reserved for issuance under Billtrust’s existing equity incentive plans, including pursuant to outstanding options and (v) there are no issuances of Earnout Securities, there will be 149,275,452 shares of New Billtrust Common Stock outstanding. Of these shares, the majority will be available for sale in the public market beginning 180 days after the date of the Closing, following the expiration of lock-up agreements entered into by certain of Billtrust’s stockholders, directors and officers in connection with the Business Combination. South Mountain may agree to release these stockholders from their lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of restrictions in the lock-up agreements, could cause the market price of New Billtrust Common Stock to fall or make it more difficult for you to sell your New Billtrust Common Stock at a time and price that you deem appropriate.
In addition, promptly following the completion of the Business Combination, New Billtrust intends to file one or more registration statements registering the issuance of additional shares of New Billtrust Common Stock subject to options or other equity awards issued or reserved for future issuance under New Billtrust’s equity incentive plans. Shares registered under these registration statements will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and, in the case of New Billtrust’s affiliates, the restrictions of Rule 144 under the Securities Act.
Additionally, certain stockholders, the PIPE Investors and holders of Public Warrants, or their transferees, will have rights, subject to some conditions, to require New Billtrust to file one or more registration statements covering their shares or to include their shares in registration statements that New Billtrust may file for itself or other shareholders. If New Billtrust were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price New Billtrust Common Stock could decline.

The Existing Charter and the Proposed Charter require, to the fullest extent permitted by law, that derivative actions brought in South Mountain’s or New Billtrust’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against South Mountain’s or New Billtrust’s directors, officers, other employees or stockholders, as applicable.
The Existing Charter and the Proposed Charter require, to the fullest extent permitted by law, that derivative actions brought in South Mountain’s or New Billtrust’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with South Mountain or New Billtrust, as applicable, or any of their respective directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although their respective stockholders will not be deemed to have waived their compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in the Existing Charter and the Proposed Charter. If a court were to find such provision to be inapplicable or unenforceable in an action, South Mountain or New Billtrust, as applicable, may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, operating results and financial condition.
The Existing Charter and the Proposed Charter provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Billtrust, its business, or its market, or if they change their recommendations regarding New Billtrust’s securities adversely, the price and trading volume of New Billtrust’s securities could decline.
The trading market for New Billtrust’s securities will be influenced by the research and reports that industry or securities analysts may publish about New Billtrust, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New Billtrust. If no securities or industry analysts commence coverage of New Billtrust, New Billtrust’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Billtrust change their recommendation regarding New Billtrust Common Stock adversely, or provide more favorable relative recommendations about New Billtrust’s competitors, the price of shares of New Billtrust Common Stock would likely decline. If any analyst who may cover New Billtrust were to cease coverage of New Billtrust or fail to regularly publish reports on it, New Billtrust could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.
Anti-takeover provisions contained in the Proposed Charter and the Proposed Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
The Proposed Charter and the Proposed Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:
•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•
the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

•
the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
•
the requirement that a special meeting of stockholders may be called only by the chairperson of the board of directors, the chief executive officer or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, our directors and officers;
•	controlling the procedures for the conduct and scheduling of stockholder meetings;
•
providing for a staggered board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

•	granting the ability to remove directors with cause by the affirmative vote of 66 2∕3% in voting power of the outstanding shares of New Billtrust Common Stock entitled to vote thereon;
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requiring the affirmative vote of at least 66 2∕3% of the voting power of the outstanding shares of capital stock of New Billtrust entitled to vote generally in the election of directors, voting together as a single class, to amend the Proposed Bylaws or Articles V, VI, VII, VIII and IX of the Proposed Charter; and

•
advance notice procedures that stockholders must comply with in order to nominate candidates to the New Billtrust Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Billtrust.

These provisions, alone or together, could delay hostile takeovers and changes in control of New Billtrust or changes in the New Billtrust Board and New Billtrust’s management.
As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of New Billtrust Common Stock. Any provision of Proposed Charter, the Proposed Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of New Billtrust Common Stock and could also affect the price that some investors are willing to pay for New Billtrust Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/consent solicitation statement/prospectus.
The following unaudited pro forma condensed combined balance sheet of the Combined Company (as defined below) as of June 30, 2020 and the unaudited pro forma condensed combined statements of operations of the Combined Company for the year ended December 31, 2019 and for the six months ended June 30, 2020 present the combination of the financial information of South Mountain and Billtrust, after giving effect to the Business Combination and related adjustments described in the accompanying notes. South Mountain and Billtrust are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the Combined Company.
The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and for the six months ended June 30, 2020 give pro forma effect to the Business Combination as if it had occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of June 30, 2020 gives pro forma effect to the Business Combination as if it was completed on June 30, 2020.
The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:
•	the accompanying notes to the unaudited pro forma condensed combined financial statements;
•
the historical unaudited interim financial statements of South Mountain as of June 30, 2020, and for the six months ended June 30, 2020, and the historical audited financial statements of South Mountain as of December 31, 2019, and for the period from February 28, 2019 (inception) through December 31, 2019, and the related notes, in each case, included elsewhere in this proxy statement/consent solicitation statement/prospectus;

•
the historical unaudited condensed consolidated financial statements of Billtrust as of June 30, 2020, and for the six months ended June 30, 2020, and the historical consolidated financial statements of Billtrust as of and for the year ended December 31, 2019, and the related notes, in each case, included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•
other information relating to South Mountain and Billtrust contained in this proxy statement/consent solicitation statement/prospectus, including the BCA and the description of certain terms thereof set forth under “The Business Combination Agreement,” as well as the disclosures contained in the sections titled “South Mountain Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Billtrust’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.
On October 18, 2020, South Mountain, First Merger Sub and Second Merger Sub entered into the BCA with Billtrust. Both parties intend to enter into a business combination transaction by which: (i) First Merger Sub, a wholly owned subsidiary of South Mountain will merge with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (Billtrust, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”) and (ii) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub, a wholly owned subsidiary of South Mountain (the “Second Merger,” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”). After giving effect to the Mergers, South

Mountain will own, directly, all of the issued and outstanding equity interests of Billtrust, and the pre-Business Combination stockholders of Billtrust will hold a portion of the South Mountain Class A Common Stock and all of the South Mountain Class C Common Stock.
The unaudited pro forma condensed combined information contained herein assumes that the South Mountain shareholders approve the Business Combination. Public Stockholders may elect to redeem their Public Shares for cash even if they approve the Business Combination. South Mountain cannot predict how many of its Public Stockholders will exercise their right to have their South Mountain Class A Common Stock redeemed for cash. As a result, South Mountain has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of the equity of the Combined Company. As described in greater detail in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information, the first scenario, or “no redemption scenario,” assumes that none of the Public Stockholders will exercise their right to have their Public Shares redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of Public Shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination will exercise their right to have their Public Shares redeemed for cash. The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Billtrust is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

New Billtrust, Inc.
UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET
JUNE 30, 2020
(in thousands)
			No redemption scenario			Maximum redemption scenario
	South Mountain (Historical)	Billtrust (Historical)	Pro Forma Adjustments	Note 3	Pro Forma	Pro Forma Adjustments	Note 3	Pro Forma
Assets
Current assets
Cash and cash equivalents	$1,401	$7,164	$200,428	(a),(b)	$208,993	$85,803	(a),(b)	$94,368
Restricted cash	—	3,276	—		3,276	—		3,276
Customer funds	—	20,726	—		20,726	—		20,726
Accounts receivable, net	—	19,690	—		19,690	—		19,690
Prepaid expenses	146	4,564	—		4,710	—		4,710
Prepaid income taxes	105	—	—		105	—		105
Deferred implementation, commission and other costs, current	—	4,894	—		4,894	—		4,894
Other current assets	—	1,001	—		1,001	—		1,001
Total current assets	1,652	61,315	200,428		263,395	85,803		148,770
Property and equipment, net	—	17,886	—		17,886	—		17,886
Goodwill	—	36,956	—		36,956	—		36,956
Intangible assets, net	—	10,647	—		10,647	—		10,647
Deferred implementation and commission costs, non-current	—	8,124	—		8,124	—		8,124
Marketable securities held in Trust Account	252,361	—	(252,361)	(c)	—	(252,361)	(c)	—
Other assets	—	983	—		983	—		983
Total assets	$254,013	$135,911	$(51,933)		$337,991	$(166,558)		$223,366

Liabilities, redeemable convertible preferred stock and commitments and stockholders’ equity (deficit)
Current liabilities
Accounts payable	—	2,143	—		2,143	—		2,143
Customer funds payable	—	20,726	—		20,726	—		20,726
Accrued expenses and other	452	14,251	—		14,703	—		14,703
Current portion of debt and capital lease obligations, net of deferred financing costs	—	453	(205)	(d)	248	(205)	(d)	248
Deferred revenue	—	10,622	—		10,622	—		10,622
Other current liabilities	—	991	—		991	—		991
Total current liabilities	452	49,186	(205)		49,433	(205)		49,433
Long-term debt and capital lease obligations, net of current portion and deferred financing costs	—	43,451	(43,331)	(d)	120	(43,331)	(d)	120
Customer postage deposits	—	10,569	—		10,569	—		10,569
Deferred revenue, net of current portion	—	15,750	—		15,750	—		15,750
Deferred taxes	—	681	—		681	—		681
Deferred underwriting fee payable	7,970	—	(7,970)	(b)	—	(7,970)	(b)	—
Other long-term liabilities	—	8,394	—		8,394	—		8,394
Total liabilities	8,422	128,031	(51,506)		84,947	(51,506)		84,947

Common stock subject to possible redemption	240,591	—	(240,591)	(e)	—	(240,591)	(e)	—
Redeemable convertible preferred stock	—	154,696	(154,696)	(e)	—	(154,696)	(e)	—

Stockholders' equity (deficit)
Common stock	—	5	(5)	(e)	—	(5)	(e)	—
South Mountain Class A Common Stock	—	—	14	(e)	14	13	(e)	13
South Mountain Class B Common Stock	1	—	(1)	(e)	—	(1)	(e)	—

			No redemption scenario			Maximum redemption scenario
	South Mountain (Historical)	Billtrust (Historical)	Pro Forma Adjustments	Note 3	Pro Forma	Pro Forma Adjustments	Note 3	Pro Forma
South Mountain Class C Common Stock	—	—	1	(e)	1	1	(e)	1
Additional paid-in capital	3,285	13,346	397,917	(e)	414,548	283,293	(e)	299,924
Retained earnings (Accumulated deficit)	1,714	(160,167)	(3,066)	(e)	(161,519)	(3,066)	(e)	(161,519)
Total stockholders' equity (deficit)	5,000	(146,816)	394,860		253,044	280,235		138,419
Total liabilities, redeemable convertible preferred stock and commitments and stockholders’ equity (deficit)	$254,013	$135,911	$(51,933)		$337,991	$(166,558)		$223,366

New Billtrust, Inc.
UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED
JUNE 30, 2020
(in thousands, except share and per share amounts)
			No redemption scenario			Maximum redemption scenario
	South Mountain (Historical)	Billtrust (Historical)	Pro Forma Adjustments	Note 3	Pro Forma	Pro Forma Adjustments	Note 3	Pro Forma
Revenues:
Subscription, transaction and services	$—	$50,170	$—		$50,170	$—		$50,170
Reimbursable costs	—	18,566	—		18,566	—		18,566
Total revenues	—	68,736	—		68,736	—		68,736
Cost of revenues:
Cost of subscription, transaction and services	—	15,523	—		15,523	—		15,523
Cost of reimbursable costs	—	18,566	—		18,566	—		18,566
Total cost of revenues, excluding depreciation and amortization	—	34,089	—		34,089	—		34,089
Operating expenses:
Research and development	—	18,162	—		18,162	—		18,162
Sales and marketing	—	11,551	—		11,551	—		11,551
General and administrative	—	10,119	—		10,119	—		10,119
Depreciation and amortization	—	2,821	—		2,821	—		2,821
Operation and formation costs	489	—	—		489	—		489
Total operating expenses	489	42,653	—		43,142	—		43,142
Loss from operations	(489)	(8,006)	—		(8,495)	—		(8,495)
Other income (expense):
Interest income	—	17	—		17	—		17
Interest expense	—	(2,285)	2,297	(f)	12	2,297	(f)	12
Other income (expense), net	—	392	—		392	—		392
Interest income on marketable securities held in Trust Account	883	—	(883)	(g)	—	(883)	(g)	—
Total other income (expense)	883	(1,876)	1,414		421	1,414		421
Income (loss) before income taxes	394	(9,882)	1,414		(8,074)	1,414		(8,074)
Provision for income taxes	(83)	(117)	83	(g)	(117)	83	(g)	(117)
Net income (loss) and comprehensive income (loss)	$311	$(9,999)	$1,497		$(8,191)	$1,497		$(8,191)

Net loss per share
Weighted average shares outstanding, basic and diluted	7,393,190			(h)	149,275,452		(h)	138,025,452
Basic and diluted net loss per share	(0.05)			(h)	(0.05)		(h)	(0.06)

New Billtrust, Inc.
UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2019
(in thousands, except share and per share amounts)
			No redemption scenario			Maximum redemption scenario
	South Mountain (Historical)	Billtrust (Historical)	Pro Forma Adjustments	Note 3	Pro Forma	Pro Forma Adjustments	Note 3	Pro Forma
Revenues:
Subscription, transaction and services	$—	$96,460	$—		$96,460	$—		$96,460
Reimbursable costs	—	40,008	—		40,008	—		40,008
Total revenues	—	136,468	—		136,468	—		136,468
Cost of revenues:
Cost of subscription, transaction and services	—	32,015	—		32,015	—		32,015
Cost of reimbursable costs	—	40,008	—		40,008	—		40,008
Total cost of revenues, excluding depreciation and amortization	—	72,023	—		72,023	—		72,023
Operating expenses:
Research and development	—	34,285	—		34,285	—		34,285
Sales and marketing	—	22,098	—		22,098	—		22,098
General and administrative	—	23,297	—		23,297	—		23,297
Depreciation and amortization	—	5,881	—		5,881	—		5,881
Operation and formation costs	562	—	—		562	—		562
Total operating expenses	562	85,561	—		86,123	—		86,123
Loss from operations	(562)	(21,116)	—		(21,678)	—		(21,678)
Other income (expense):
Interest income	—	1	—		1	—		1
Interest expense	—	(1,507)	1,538	(f)	31	1,538	(f)	31
Other income (expense), net	—	(21)	—		(21)	—		(21)
Interest income on marketable securities held in Trust Account	2,338	—	(2,338)	(g)	—	(2,338)	(g)	—
Total other income (expense)	2,338	(1,527)	(800)		11	(800)		11
Income (loss) before income taxes	1,776	(22,643)	(800)		(21,667)	(800)		(21,667)
Provision for income taxes	(373)	(160)	373	(g)	(160)	373	(g)	(160)
Net income (loss) and comprehensive income (loss)	$1,403	$(22,803)	$(427)		$(21,827)	$(427)		$(21,827)

Net loss per share
Weighted average shares outstanding, basic and diluted	6,908,855			(h)	149,275,452		(h)	138,025,452
Basic and diluted net loss per share	(0.05)			(h)	(0.15)		(h)	(0.16)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1—Description of the Business Combination
On October 18, 2020, South Mountain, First Merger Sub and Second Merger Sub entered into the BCA with Billtrust. Both parties intend to enter into a business combination transaction by which: (a) First Merger Sub, a wholly owned subsidiary of South Mountain will merge with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (Billtrust, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”) and (b) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub, a wholly owned subsidiary of South Mountain (the “Second Merger,” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”). After giving effect to the Mergers, South Mountain will own, directly, all of the issued and outstanding equity interests of Billtrust, and the pre-Business Combination stockholders of Billtrust will hold a portion of the South Mountain Class A Common Stock and all of the South Mountain Class C Common Stock.
Subject to the terms and conditions of the BCA, under the no redemption scenario, Billtrust stockholders will receive aggregate consideration with a value equal to $1,189,504,520, which consists of (i) $178,000,000 in cash at Closing of the Business Combination, and (ii) $1,011,504,520 in South Mountain Class A Common Stock and South Mountain Class C Common Stock at Closing of the Business Combination, or 101,150,452 shares based on an assumed share price of $10 per share. Under the maximum redemption scenario, Billtrust stockholders will receive aggregate consideration with a value equal to $1,189,504,520, which consists of (i) $65,500,000 in cash at Closing of the Business Combination, and (ii) $1,124,004,520 in South Mountain Class A Common Stock and South Mountain Class C Common Stock at Closing of the Business Combination, or 112,400,452 shares based on an assumed share price of $10 per share.
In connection with the Business Combination, Billtrust stockholders will receive contingent consideration of up to 12,000,000 shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable (“Earnout Securities”), contingent upon achieving certain market share price milestones within a period of five years post Business Combination.
In connection with the Business Combination, 1,875,000 shares of South Mountain Class A Common Stock previously issued to the Sponsor and its affiliates in exchange of the founder shares (“Sponsor Vesting Shares”) will be placed in a lock-up and will be released from a lock-up upon achieving certain market share price milestones within a period of five years post-Closing. These shares will be forfeited if the set milestones are not reached.
In connection with the Closing, Sponsor will forfeit up to 2,250,000 shares of its South Mountain Class B Common Stock that it owns as of the Closing:
•	Sponsor will forfeit 1,250,000 shares, or 20%, of its South Mountain Class B Common Stock that it owns prior to the Closing (“Sponsor Cancelled Shares” or “Base Forfeited Shares”).
•
In the event that 25% or more of the Public Shares (which, for the avoidance of doubt, excludes shares held by the Sponsor) are redeemed, at the Closing, in addition to the Base Forfeited Shares, the Sponsor shall forfeit an additional 500,000 shares, or 8% of its South Mountain Class B Common Stock held by the Sponsor prior to the Closing (the “First Redemption Trigger Forfeited Shares”).

•
In the event that 50% or more of the Public Shares are redeemed, at the Closing, in addition to the Base Forfeited Shares and the First Redemption Trigger Forfeited Shares, the Sponsor shall forfeit an additional 500,000 shares, or 8% of its South Mountain Class B Common Stock held by the Sponsor prior to the Closing (the “Second Redemption Trigger Forfeited Shares”).

Both the First Redemption Trigger Forfeited Shares and the Second Redemption Trigger Forfeited Shares shall be forfeited from the Sponsor Vesting Shares.

The following summarizes the pro forma New Billtrust Common Stock outstanding under the two scenarios, excluding the potential dilutive effect of the Earnout Securities, Sponsor Vesting Shares, and exercise of warrants:
	No redemption scenario		Maximum redemption scenario
	Shares	%	Shares	%
Billtrust's existing stockholders	101,150,452	67.76%	112,400,452	81.43%
South Mountain's existing Public Stockholders	25,000,000	16.75%	2,500,000	1.81%
PIPE Investors	20,000,000	13.40%	20,000,000	14.49%
South Mountain's Sponsor shares	3,125,000	2.09%	3,125,000	2.27%
Total	149,275,452	100%	138,025,452	100%
Note 2—Basis of presentation
The historical financial information of South Mountain and Billtrust has been adjusted in the unaudited pro forma condensed combined financial information to give effect to events that are (1) directly attributable to the Business Combination, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are prepared to illustrate the estimated effect of the Business Combination and certain other adjustments.
The Business Combination will be accounted for as a reverse recapitalization because Billtrust has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under both the no redemption and maximum redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taken into consideration for both the no redemption and maximum redemption scenarios:
•
Pre-Business Combination stockholders of Billtrust will own a relatively larger portion in the Combined Company compared to the ownership to be held by the pre-Business Combination shareholders of South Mountain;

•	Billtrust has the right to appoint a majority of New Billtrust Board members;
•	Senior management of Billtrust will comprise the senior management of the Combined Company; and
•	The operations of Billtrust prior to the transaction will comprise the only ongoing operations of the Combined Company.
Under the reverse recapitalization model, the Business Combination will be treated as Billtrust issuing equity for the net assets of South Mountain, with no goodwill or intangible assets recorded.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of South Mountain Class A Common Stock into cash:
•	Assuming no redemption scenario: This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.
Assuming maximum redemption scenario: This presentation assumes that the Public Stockholders holding approximately 90% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 22,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $227,124,831 including a pro rata portion of interest accrued on the Trust Account of $2,124,831. This maximum redemption scenario is based on a minimum cash condition of $225,000,000 at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other South Mountain cash and cash equivalents of South Mountain less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

Note 3—Pro Forma Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2020
The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2020 are as follows:
a)	Cash. Represents the impact of the Business Combination on the cash balance of the Combined Company.
The table below represents the sources and uses of funds as it relates to the Business Combination:
(in thousands)	Note	No redemption scenario	Maximum redemption scenario
Cash balance of Billtrust prior to Business Combination		$7,164	$7,164
Cash balance of South Mountain prior to Business Combination		1,401	1,401
South Mountain cash held in Trust Account	(1)	252,361	252,361
PIPE Financing	(2)	200,000	200,000
Payment to redeeming South Mountain Public Stockholders	(3)	—	(227,125)
Cash to existing Billtrust stockholders at the Business Combination	(4)	(178,000)	(65,500)
Repayment of Billtrust's historical debt	(5)	(44,888)	(44,888)
Estimated fees related to payment of Billtrust's historical debt	(6)	(2,175)	(2,175)
Payment of deferred underwriting fees	(7)	(7,970)	(7,970)
Payment of other transaction costs	(8)	(18,900)	(18,900)
Pro forma cash balance		208,993	94,368
(1)	Represents the amount of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination at Closing.
(2)	Represents the issuance, in the PIPE Financing, to third-party investors of up to 20,000,000 shares of South Mountain Class A Common Stock assuming stock price of $10 per share.
(3)	Represents the amount paid to Public Stockholders who are assumed to exercise redemption rights under the maximum redemption scenario, including payment of accrued interest.
(4)	Represents the amount paid to Billtrust’s stockholders at the Business Combination.
(5)	Represents repayment of Billtrust’s term loan under the terms of the BCA in the amount of $44,887,500 (see Note 3(d)).
(6)
Represents payment of estimated prepayment fee associated with repayment of Billtrust’s term loan in the amount of $2,175,000 calculated as 3% of the total term loan committed amount in the amount of $72,500,000.

(7)	Represents the payment of deferred underwriting fees incurred as part of the IPO committed to be paid upon the consummation of a business combination (see Note 3(b)(1)).
(8)	Represents payment of other transaction costs (see Note 3(b)(2)).
b)	Transaction costs.
(1)
Payment of deferred underwriting fees incurred by South Mountain in the amount of $7,970,000 (see Note 3(a)(7)). The unaudited pro forma condensed combined balance sheet reflects payment of these costs as a reduction of cash, with a corresponding decrease in deferred underwriting fee payable.

(2)
Payment of incremental expenses related to the Business Combination incurred through the Business Combination in the amount of $18,900,000 (see Note 3(a)(8)). The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash, with a corresponding decrease in additional paid-in capital (see Note 3(e)).

c)
Trust Account. Represents release of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination to fund at the Closing of the Business Combination (see Note 3(a)(1)).

d)
Long-Term Debt. Represents funds from the Business Combination used to repay Billtrust’s term loan under the terms of the BCA in the amount of $44,887,500 (see Note 3(a)(5)) and write-off of unamortized deferred financing costs in the amount of $1,351,671 (see Note 3(e)).

e)
Impact on equity. The following table represents the impact of the Business Combination on the number of shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock and represents the total equity section assuming no redemptions by South Mountain stockholders:

	Number of Shares			Par Value
(in thousands, except share amounts)	Class A Common Stock	Class B Common Stock	Class C Common Stock	Class A Common Stock	Class B Common Stock	Class C Common Stock	Stock	Additional paid in capital	Retained earnings (Accumulated deficit)
South Mountain equity as of June 30,2020 - pre Business Combination	1,172,844	6,250,000	—	$—	$1	$—	$—	$3,285	$1,714
Billtrust equity as of June 30,2020 - pre Business Combination	—	—	—	—	—	—	154,701	13,346	(160,167)

Pro forma adjustments:
Reclassification of redeemable shares to Class A Stock	23,827,156	—	—	2	—	—	—	240,589	—
Reclassification of Sponsor-held Class B Stock	6,250,000	(6,250,000)	—	1	(1)	—	—	—	—
Base Forfeited Shares	(1,250,000)	—	—	—	—	—	—	—	—
Sponsor Vesting Shares	(1,875,000)	—	—	—	—	—	—	—	—
PIPE Financing	20,000,000	—	—	2	—	—	—	199,998	—
Shares issued to Billtrust stockholders as consideration	92,119,235	—	9,031,217	9	—	1	—	(10)
Estimated transaction costs	—	—	—	—	—	—	—	(18,900)	—
Elimination of historical retained earnings of South Mountain	—	—	—	—	—	—	—	1,714	(1,714)
Cash to existing Billtrust stockholders at the Business Combination	—	—	—	—	—	—	—	(178,000)	—
Payment of fees related to repayment of historical debt of Billtrust and write-off of unamortized deferred financing costs	—	—	—	—	—	—	—	(2,175)	(1,352)
Elimination of historical shareholder shares of Billtrust	—	—	—	—	—	—	(154,701)	154,701	—
Total pro forma adjustments	139,071,391	(6,250,000)	9,031,217	14	(1)	1	(154,701)	397,917	(3,066)

Post-Business Combination	140,244,235	—	9,031,217	$14	$—	$1	$—	$414,548	$(161,519)

In case of maximum redemption by holders of South Mountain Class A Common Stock, the following table represents the impact of the Business Combination on the number of shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock and represents the total equity section:
	Number of Shares			Par Value
(in thousands, except share amounts)	Class A Common Stock	Class B Common Stock	Class C Common Stock	Class A Common Stock	Class B Common Stock	Class C Common Stock	Stock	Additional paid in capital	Retained earnings (Accumulated deficit)
South Mountain equity as of June 30,2020 - pre Business Combination	1,172,844	6,250,000	—	$—	$1	$—	$—	$3,285	$1,714
Billtrust equity as of June 30,2020 - pre Business Combination	—	—	—	—	—	—	154,701	13,346	(160,167)

Pro forma adjustments:
Reclassification of redeemable shares to Class A Stock	23,827,156	—	—	2	—	—	—	240,589	—
Less: Redemption of redeemable stock	(22,500,000)	—	—	(2)	—	—	—	(227,123)	—
Reclassification of Sponsor-held Class B Stock	6,250,000	(6,250,000)	—	1	(1)	—	—	—	—
Base Forfeited Shares	(1,250,000)	—	—	—	—	—	—	—	—
Sponsor Vesting Shares	(875,000)	—	—	—	—	—	—	—
First Redemption Trigger Forfeited Shares	(500,000)	—	—	—	—	—	—	—	—
Second Redemption Trigger Forfeited Shares	(500,000)	—	—	—	—	—	—
PIPE Financing	20,000,000	—	—	2	—	—	—	199,998	—
Shares issued to Billtrust stockholders as consideration	103,369,235	—	9,031,217	10	—	1	—	(11)	—
Estimated transaction costs	—	—	—	—	—	—	—	(18,900)	—
Cash to existing Billtrust stockholders at the Business Combination	—	—	—	—	—	—	—	(65,500)	—
Payment of fees related to repayment of historical debt of Billtrust and write-off of unamortized deferred financing costs	—	—	—	—	—	—	—	(2,175)	(1,352)
Elimination of historical retained earnings of South Mountain	—	—	—	—	—	—	—	1,714	(1,714)
Elimination of historical shareholder shares of Billtrust	—	—	—	—	—	—	(154,701)	154,701	—
Total pro forma adjustments	127,821,391	(6,250,000)	9,031,217	13	(1)	1	(154,701)	283,293	(3,066)

Post-Business Combination	128,994,235	—	9,031,217	$13	$—	$1	$—	$299,924	$(161,519)
Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the six months ended June 30, 2020 and the year ended December 31, 2019
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and for the year ended December 31, 2019 are as follows:
f)
Interest expense. Represents elimination of historical interest expense and amortization of deferred financing costs in connection with repayment of Billtrust’s term loan under the terms of the BCA (see Note 3(d)).

g)	Exclusion of interest income and related income tax expense. Represents elimination of interest earned on marketable securities held in the Trust Account and elimination of related income tax expense.
h)
Net loss per share. Represents pro forma net loss per share based on pro forma net loss and 149,275,452 and 138,025,452 total shares outstanding under the no redemption scenario and maximum redemption scenarios, respectively, upon consummation of the Business Combination. For each period presented, there is no difference between basic and diluted pro forma net loss per share as the inclusion of all potential shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock of the Combined Company outstanding would have been anti-dilutive.

BILLTRUST’S SOLICITATION OF WRITTEN CONSENTS
Purpose of the Consent Solicitation Statement; Recommendation of the Billtrust Board of Directors
The Billtrust board of directors is providing this proxy statement/consent solicitation statement/prospectus to Billtrust stockholders. Billtrust stockholders are being asked to adopt and approve the Billtrust Business Combination Proposal by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.
After consideration, the Billtrust board of directors unanimously approved and declared advisable the BCA and the Business Combination, upon the terms and conditions set forth in the BCA, and unanimously determined that the BCA and the Business Combination are in the best interests of Billtrust and its stockholders. The Billtrust board of directors unanimously recommends that Billtrust stockholders approve the Billtrust Business Combination Proposal.
Billtrust Stockholders Entitled to Consent
Only Billtrust stockholders of record as of the close of business on    , 2020, the Billtrust Record Date, will be entitled to execute and deliver a written consent. As of the close of the Billtrust Record Date, there were    shares of Billtrust Common Stock outstanding and    shares of Billtrust Preferred Stock outstanding, consisting of    shares of Billtrust Series A preferred stock,    shares of Billtrust Series A-1 preferred stock,    shares of Billtrust Series A-2 preferred stock,    shares of Billtrust Series C preferred stock,    shares of Billtrust Series D preferred stock,    and shares of Billtrust Series E Preferred Stock, in each case entitled to execute and deliver written consents with respect to the Billtrust Business Combination Proposal. Each holder of Billtrust Common Stock is entitled to one vote for each share of Billtrust Common Stock held as of the Billtrust Record Date. Each holder of Billtrust Preferred Stock is entitled to a number of votes equal to the number of shares of Billtrust Common Stock into which the shares of Billtrust Preferred Stock held by such holder could be converted as of the Billtrust Record Date.
Written Consents; Required Written Consents
The approval of the Billtrust Business Combination Proposal requires the affirmative vote or written consent of (i) 78% of the Billtrust Preferred Stock outstanding as of the date of the BCA (voting together as a separate class on an “as-converted” to Billtrust Common Stock basis), (ii) the holders of a majority of the outstanding Billtrust Series E Preferred Stock (voting together as a single class), given in writing or vote at a meeting and (iii) a majority of the shares of Billtrust Common Stock and Billtrust Preferred Stock outstanding (voting together on an as-converted basis to Billtrust Common Stock basis).
Concurrently with the execution of the BCA, South Mountain, First Merger Sub, Second Merger Sub and the Supporting Billtrust Stockholders entered into the Billtrust Stockholder Support Agreements. Each Billtrust Stockholder Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Billtrust's stockholders, each Supporting Billtrust Stockholder will execute and deliver a written consent with respect to the outstanding shares of Billtrust Common Stock and Billtrust Preferred Stock held by such Supporting Billtrust Stockholder adopting the BCA and approving the Business Combination. As of September 30, 2020, the shares of Billtrust Capital Stock that are owned by the Supporting Billtrust Stockholders and subject to the Billtrust Stockholder Support Agreements represent approximately 88.5% of the outstanding shares of Billtrust Capital Stock, approximately 91.9% of the outstanding shares of Billtrust Preferred Stock and approximately 92.1% of the outstanding shares of Billtrust Series E Preferred Stock. The execution and delivery of written consents by all of the Supporting Billtrust Stockholders will constitute the Billtrust Stockholder Approval at the time of such delivery.
Submission of Written Consents
You may consent to the Billtrust Business Combination Proposal with respect to your shares of Billtrust Capital Stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Billtrust by the consent deadline.
If you hold shares of Billtrust Capital Stock as of the close of business on the Billtrust Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Billtrust. Once you have completed, dated and signed the written consent, you may deliver it to Billtrust by emailing a .pdf copy to    .

The Billtrust board of directors has set    , 2020 as the consent deadline. Billtrust reserves the right to extend the consent deadline beyond    , 2020. Any such extension may be made without notice to Billtrust stockholders.
Billtrust stockholders should not send stock certificates with their written consents. Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, a letter of transmittal and written instructions for the surrender of Billtrust stock certificates or electronic certificates, as applicable, will be mailed to Billtrust stockholders. Do not send in your certificates now.
Executing Written Consents; Revocation of Written Consents
You may execute a written consent to approve the Billtrust Business Combination Proposal (which is equivalent to a vote for such proposal), or disapprove, or abstain from consenting with respect to, the Billtrust Business Combination Proposal (which is equivalent to a vote against such proposal). If you do not return your written consent, it will have the same effect as a vote against the Billtrust Business Combination Proposal. If you are a record holder of shares of Billtrust Common Stock and/or Billtrust Preferred Stock and you return a signed written consent without indicating your decision on the Billtrust Business Combination Proposal, you will have given your consent to approve such proposal.
Your consent to the Billtrust Business Combination Proposal may be changed or revoked at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the Billtrust Stockholder Support Agreements will constitute the Billtrust Stockholder Approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending a new written consent with a later date or by delivering a notice of revocation, in either case by emailing a .pdf copy to    .
Due to the obligations of the Supporting Billtrust Stockholders under the Billtrust Stockholder Support Agreements, a failure of any other Billtrust stockholder to deliver a written consent, or any change or revocation of a previously delivered written consent by any other Billtrust stockholder, is not expected to have any effect on the approval of the Billtrust Business Combination Proposal.
Solicitation of Written Consents; Expenses
The expense of preparing, printing and mailing these consent solicitation statement materials is being borne by Billtrust. Officers and employees of Billtrust may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

SPECIAL MEETING IN LIEU OF THE 2020 ANNUAL MEETING OF
SOUTH MOUNTAIN STOCKHOLDERS
The South Mountain Special Meeting
We are furnishing this proxy statement/consent solicitation statement/prospectus to our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting in lieu of the 2020 annual meeting of stockholders to be held on    , 2020, and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus is first being furnished to our stockholders on or about     , 2020. This proxy statement/consent solicitation statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of stockholders.
Date, Time and Place of the Special Meeting
The special meeting will be held on    , 2020, at 10:00 a.m., Eastern time, conducted via live webcast at the following address   . You will need the control number that is printed on your proxy card to enter the special meeting. South Mountain recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.
Purpose of the Special Meeting
At the South Mountain special meeting of stockholders South Mountain will ask the South Mountain stockholders to vote in favor of the following proposals:
•	The Pre-Mergers Charter Proposal—a proposal to amend South Mountain’s Existing Charter.
•	The Business Combination Proposal—a proposal to approve the adoption of the BCA and the Business Combination.
•	The Post-Mergers Charter Proposals—four proposals to amend South Mountain’s Existing Charter, as amended by the Pre-Mergers Charter Proposal.
•	The Election of Directors Proposal—a proposal to elect the directors comprising the board of directors of New Billtrust following the Closing.
•	The Equity Incentive Plan Proposal—a proposal to approve and adopt the equity incentive award plan established to be effective as of the Closing.
•	The Employee Stock Purchase Plan Proposal—a proposal to approve and adopt the employee stock purchase plan established to be effective as of the Closing.
•
The Nasdaq Proposal—a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of (i) shares of South Mountain Class A Common Stock pursuant to the BCA, (ii) Warrant Shares pursuant to the Share and Warrant Cancellation Agreement, (iii) PIPE Shares to the PIPE Investors in the PIPE Financing in connection with the Business Combination and (iv) shares of South Mountain Class C Common Stock pursuant to the BCA.

•
The Adjournment Proposal—a proposal to approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Recommendation to South Mountain Stockholders
Our board of directors believes that each of the Pre-Mergers Charter Proposal, the Business Combination Proposal, the Post-Mergers Charter Proposals, the Election of Directors Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal to be presented at the special meeting is in the best interests of South Mountain and our stockholders and unanimously recommends that its stockholders vote “FOR” each of these proposals and “FOR” each of the director nominees.

When you consider the recommendation of our board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that our directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:
•
the beneficial ownership of the Sponsor and certain members of the South Mountain Board and officers of an aggregate of 6,250,000 shares of South Mountain Class B Common Stock and 6,954,500 Private Placement Warrants, which shares and warrants were acquired for an aggregate investment of $6,979,500 at the time of the IPO and would become worthless if South Mountain does not complete a business combination by June 24, 2021, as such stockholders have waived any redemption right with respect to these shares. After giving effect to the forfeiture, cancellation and vesting provisions of the proposed business combination, the Sponsor would own up to an aggregate of 5.5 million shares of South Mountain Class A Common Stock (under the no redemption scenario and including shares subject to vesting) and no Private Placement Warrants. Such shares have an aggregate market value of approximately $   million, based on the closing price of South Mountain Class A Common Stock of $   on Nasdaq on   , 2020, the South Mountain Record Date. Each of our officers and directors is a member of the Sponsor. Harbour Reach Holdings, LLC is the managing member of the Sponsor and Mr. Michael Platt is the indirect controlling member of Harbour Reach Holdings, LLC;

•	the continued indemnification of current directors and officers of South Mountain and the continuation of directors’ and officers’ liability insurance after the Business Combination;
•
the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•	the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not completed.
These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. These interests were considered by our board of directors when our board approved the Business Combination.
Record Date and Voting
You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of South Mountain Class A Common Stock or South Mountain Class B Common Stock at the close of business on    , 2020, which is the South Mountain Record Date for the special meeting of stockholders. You are entitled to one vote for each share of South Mountain Class A Common Stock or South Mountain Class B Common Stock that you owned as of the close of business on the South Mountain Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the South Mountain Record Date, there were    shares of South Mountain Class A Common Stock outstanding and    shares of South Mountain Class B Common Stock outstanding, which are held by our Sponsor.
Our Sponsor has agreed to vote all of their shares of South Mountain Common Stock in favor of the Business Combination Proposal. South Mountain’s issued and outstanding South Mountain Warrants do not have voting rights at the special meeting of stockholders.
Voting Your Shares
Each share of South Mountain Class A Common Stock or South Mountain Class B Common Stock that you own in your name entitles you to one vote on each of the proposals for the special meeting of stockholders. Your one or more proxy cards show the number of shares of South Mountain Common Stock that you own.
If you are a holder of record, there are two ways to vote your shares of South Mountain Common Stock at the special meeting of stockholders:
•
You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable special meeting(s). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of South Mountain Common Stock will be voted as recommended by the South Mountain Board. With respect to proposals for the special meeting of stockholders, that means: “FOR” each of these proposals and “FOR” each of the director nominees.
•
You can attend the special meeting and vote in person online. However, if your shares of South Mountain Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of South Mountain Common Stock.

Who Can Answer Your Questions About Voting Your Shares
If you have any questions about how to vote or direct a vote in respect of your shares of South Mountain Common Stock, you may call Innisfree, our proxy solicitor, at (877) 750-5836; banks and brokers can call collect at (212) 750-5833.
Quorum and Vote Required for the South Mountain Proposals
A quorum of our stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the South Mountain Common Stock outstanding and entitled to vote at the special meeting is represented in person online or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.
The approval of the Pre-Mergers Charter Proposal requires the affirmative vote (in person online or by proxy) of the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class. Accordingly, a South Mountain stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote against this proposal.
The approval of the Post-Mergers Charter Proposals requires the affirmative vote (in person online or by proxy) of (i) the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class and (ii) the holders of a majority of the then outstanding South Mountain Class B Common Stock, voting separately as a single class. Accordingly, a South Mountain stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote against these proposals.
The approval of the Business Combination Proposal, Equity Incentive Plan Proposal, Employee Stock Purchase Plan Proposal, Nasdaq Proposal and Adjournment Proposal require the affirmative vote (in person online or by proxy) of the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class, that are cast at the special meeting of stockholders. Accordingly, a South Mountain stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these proposals.
The approval of the election of each director nominee pursuant to the Election of Directors Proposal requires the affirmative vote (in person online or by proxy) of the holders of a plurality of the outstanding shares of South Mountain Common Stock entitled to vote and cast thereon at the special meeting. Accordingly, a South Mountain stockholder’s failure to vote by proxy or to vote in person online at the special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on the Election of Directors Proposal.
Abstentions and Broker Non-Votes
Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. South Mountain believes the proposals presented to its stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting of South Mountain stockholders. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against each of the Pre-Mergers Charter Proposal and the Post-Mergers Charter Proposals, and will have no effect on any of the other proposals.
Revoking Your Proxy
If you give a proxy, you may revoke it at any time before the special meeting or at such meeting by doing any one of the following:
•	you may send another proxy card with a later date;
•	you may notify Innisfree before the special meeting that you have revoked your proxy; or
•	you may attend the special meeting, revoke your proxy and vote in person online, as indicated above.
Redemption Rights
Pursuant to the Existing Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less Permitted Withdrawals, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/consent solicitation statement/prospectus relating to the stockholder vote on the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, net of amounts withdrawn to fund South Mountain’s regulatory compliance costs and any taxes payable, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the Trust Account of approximately $252.3 million on September 30, 2020, the estimated per share redemption price would have been approximately $10.09.
Redemption rights are not available to holders of South Mountain Warrants in connection with the Business Combination.
In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on    , 2020 (two business days before the special meeting), both:
•	Submit a request in writing that South Mountain redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, South Mountain’s transfer agent, at the following address:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com
•
Deliver your Public Shares either physically or electronically through DTC to South Mountain’s transfer agent. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is South Mountain’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, South Mountain does not have any control over this process and it may take longer than one week. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with South Mountain’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to South Mountain’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that South Mountain’s transfer agent return the shares (physically or electronically). You may make such request by contacting South Mountain’s transfer agent at the phone number or address listed above.

Each redemption of Public Shares by the Public Stockholders will decrease the amount in the Trust Account. In no event, however, will South Mountain redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon completion of the Business Combination.
Prior to exercising redemption rights, stockholders should verify the market price of their Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. South Mountain cannot assure you that you will be able to sell your Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Public Shares when you wish to sell your shares.
If you exercise your redemption rights, your Public Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less amounts withdrawn to fund South Mountain’s regulatory compliance costs and taxes payable. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.
If the Business Combination Proposal is not approved and South Mountain does not consummate an initial business combination by June 24, 2021 or obtain the approval of South Mountain stockholders to extend the deadline for South Mountain to consummate an initial business combination, it will be required to dissolve and liquidate and the South Mountain Warrants will expire worthless.
Holders of outstanding South Mountain Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.
If you hold South Mountain Units registered in your own name, you must deliver the certificate for such South Mountain Units to Continental Stock Transfer & Trust Company with written instructions to separate such South Mountain Units into Public Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Share from the South Mountain Units.
Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to holders of shares of South Mountain Common Stock or South Mountain Warrants in connection with the Business Combination.
Solicitation of Proxies
South Mountain will pay the cost of soliciting proxies for the special meeting. South Mountain has engaged Innisfree to assist in the solicitation of proxies for the special meeting. South Mountain has agreed to pay Innisfree a fee of up to $20,000 in connection with the Business Combination. South Mountain will reimburse Innisfree for reasonable out-of-pocket expenses and will indemnify Innisfree and its affiliates against certain claims, liabilities, losses, damages and expenses. South Mountain also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Public Shares for their expenses in forwarding soliciting materials to beneficial owners Public Shares and in obtaining voting instructions from those owners. South Mountain’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Stock Ownership
As of the South Mountain Record Date, our Sponsor beneficially owns an aggregate of approximately   % of the outstanding shares of South Mountain Common Stock. Our Sponsor has agreed to vote all of their shares of South Mountain Common Stock in favor of the Business Combination Proposal. As of the date of this proxy statement/consent solicitation statement/prospectus, our Sponsor has not acquired any shares of South Mountain Class A Common Stock.

PROPOSALS TO BE CONSIDERED BY SOUTH MOUNTAIN’S STOCKHOLDERS

PROPOSAL NO. 1—THE PRE-MERGERS CHARTER PROPOSAL
Overview
We are seeking stockholder approval of an amendment of the Existing Charter to amend the authorized capital stock of South Mountain to 541,000,000 shares, consisting of (i) 540,000,000 shares of common stock, including 493,000,000 shares of South Mountain Class A Common Stock, 20,000,000 shares of South Mountain Class B Common Stock and 27,000,000 shares of South Mountain Class C Common Stock, and (ii) 1,000,000 shares of preferred stock for the purpose of carrying out the Business Combination.
Why South Mountain Needs Stockholder Approval
Based on the number of shares of South Mountain Class A Common Stock that South Mountain expects to issue to the Billtrust stockholders and to investors in the PIPE Financing in connection with the Business Combination, including with respect to the earnout provisions in the BCA, South Mountain does not have sufficient shares of South Mountain Class A Common Stock authorized to issue the shares of South Mountain Class A Common Stock deliverable to the Billtrust stockholders and to investors in the PIPE Financing at the Closing and in the event the earnout provisions in the BCA are met. In addition, under the BCA, South Mountain is required to issue a class of nonvoting common stock instead of Class A Common Stock to one stockholder of Billtrust and therefore needs to create the class of South Mountain Class C Common Stock. Accordingly, we are seeking stockholder approval to increase the number of authorized shares of South Mountain Class A Common Stock to 493,000,000 shares and to authorize the issuance of 27,000,000 shares of South Mountain Class C Common Stock.
Vote Required for Approval
The Pre-Mergers Charter Proposal is conditioned on the approval of the Business Combination Proposal at the special meeting.
The affirmative vote of holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class, is required to approve the Pre-Mergers Charter Proposal. Broker non-votes, abstentions or the failure to vote on the Pre-Mergers Charter Proposal will have the same effect as a vote “AGAINST” the Pre-Mergers Charter Proposal.
Recommendation of the South Mountain Board
THE SOUTH MOUNTAIN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE PRE-MERGERS CHARTER PROPOSAL.

PROPOSAL NO. 2—THE BUSINESS COMBINATION PROPOSAL
THE BUSINESS COMBINATION
Background of the Business Combination
South Mountain is a blank check company originally incorporated on February 28, 2019 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving South Mountain and one or more businesses. The Business Combination with Billtrust is a result of an extensive search for a potential transaction utilizing the robust network and investing and transaction experience of South Mountain’s management team and the South Mountain Board. The terms of the BCA are the result of an arm’s length negotiation between representatives of South Mountain and Billtrust.
On an ongoing basis, Billtrust and the Billtrust board of directors, together with their legal and financial advisors, have reviewed and evaluated strategic opportunities and alternatives with a view to enhancing stockholder value. Such opportunities and alternatives included, among other things, business combinations and capital markets transactions, including an initial public offering and/or additional preferred stock offerings.
The following chronology summarizes the key meetings and events that led to the signing of the BCA. The following chronology does not purport to catalogue every conversation among representatives of South Mountain, Billtrust and other parties.
On June 24, 2019, South Mountain consummated the IPO. Prior to the consummation of the IPO, neither South Mountain, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with South Mountain.
From the date of the IPO through the signing of the LOI (as defined below), members of the South Mountain Board and management contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities. As part of this process, representatives of South Mountain considered and evaluated over fifty potential acquisition targets in a wide variety of industry sectors (including both privately held companies and assets or divisions owned by publicly traded companies) and entered into non-disclosure agreements with sixteen of such potential acquisition targets (including Billtrust). South Mountain conducted additional due diligence and/or held detailed discussions with the management teams of ten out of the sixteen potential acquisition targets that entered into non-disclosure agreements with South Mountain and submitted valuation presentations to eight of those potential acquisition targets.
South Mountain decided to pursue an acquisition of Billtrust because it determined that Billtrust represented a compelling opportunity given its strong management team, strong growth and margin profile, and fast-growing and large market opportunity. Compared to Billtrust, South Mountain did not consider the other alternative acquisition targets that South Mountain evaluated to be as compelling when taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations.
On November 13, 2019, Nicholas Dermatas, South Mountain’s Chief Financial Officer, met Flint Lane, Billtrust’s Chief Executive Officer, at the Citigroup 2019 Financial Technology Conference at the Lotte New York Palace in New York City, New York. During the following days, Mr. Dermatas and Mr. Lane communicated by electronic mail to discuss Mr. Lane’s interest in potentially pursuing a business combination transaction between South Mountain and Billtrust and agreed to continue such discussions in early 2020. On January 15, 2020, Chuck Bernicker, South Mountain’s Chief Executive Officer, and Mr. Dermatas held a telephonic conference with Mr. Lane to discuss a potential business combination transaction between South Mountain and Billtrust.
On February 10, 2020, Mr. Bernicker visited the Billtrust offices in Lawrenceville, New Jersey to meet with Mr. Lane and Mark Shifke, Billtrust’s Chief Financial Officer. Mr. Lane and Mr. Shifke provided Mr. Bernicker with an update with respect to Billtrust’s business and both parties agreed to remain engaged in discussions with respect to a potential business combination transaction between Billtrust and South Mountain. On May 16, 2020, Mr. Bernicker contacted Mr. Lane via electronic mail to follow up on their discussions in February.
On July 13, 2020, Mr. Lane contacted Mr. Bernicker to discuss the status of South Mountain as a special purpose acquisition company (“SPAC”). On July 14, 2020, Mr. Bernicker, Mr. Dermatas, Mr. Lane, and Mr. Shifke held a telephonic conference to discuss the status of South Mountain with respect to a potential business combination and the SPAC market more broadly. During these discussions, Billtrust requested, and South Mountain agreed to provide, an illustrative transaction structure for a potential business combination between South Mountain and Billtrust.
On July 23, 2020, Mr. Bernicker submitted by electronic mail an illustrative transaction structure for a potential business combination between South Mountain and Billtrust to representatives of Billtrust.
On July 27, 2020, Mr. Bernicker, Mr. Dermatas, Mr. Lane and Mr. Shifke held a telephonic conference to discuss the illustrative transaction structure that South Mountain had previously provided to Billtrust with respect to a potential business combination transaction.
On July 29, 2020, Mr. Bernicker and Mr. Shifke held a phone call to discuss entering into a non-disclosure agreement (the “NDA”). Following the call, Mr. Shifke provided Mr. Bernicker with a draft NDA.
After exchanging several drafts of the NDA, South Mountain and Billtrust entered into the NDA on August 3, 2020 and Billtrust began to share additional information regarding its business with South Mountain pursuant to the terms of the NDA.
On August 6, 2020, South Mountain’s financial advisor, placement agent and underwriter in the IPO, Citigroup Global Markets Inc. (“Citigroup”), executed a joinder to the confidentiality agreement previously entered into between South Mountain and Billtrust. On August 6, 2020 South Mountain and Citigroup held a call to discuss a potential business combination between South Mountain and Billtrust.
On August 14, 2020, Mr. Bernicker, Mr. Dermatas, Mr. Lane and Mr. Shifke held a telephonic conference to further discuss Billtrust’s business and a potential business combination between South Mountain and Billtrust, which included a discussion of competition in the markets in which Billtrust operates, Billtrust’s customer base and sales process, the transaction structure for a potential business combination transaction between South Mountain and Billtrust, a transaction timeline and the status of Billtrust’s audited financial statements.
On September 3, 2020, J.P. Morgan Securities LLC’s (“J.P. Morgan”) M&A Advisory group, Billtrust’s financial advisor, provided Mr. Bernicker and Mr. Dermatas with a Billtrust presentation that outlined certain of Billtrust’s business and financial projections. Later on September 3, 2020, representatives of South Mountain, Billtrust, and J.P. Morgan’s M&A Advisory group held a telephonic conference to review the presentation.
On September 10, 2020, South Mountain and J.P. Morgan’s M&A Advisory group held a telephonic conference to discuss the transaction process for a business combination transaction between South Mountain and Billtrust. Representatives of J.P. Morgan’s M&A Advisory group communicated to Mr. Bernicker and Mr. Dermatas that they understood that Billtrust was interested in completing a business combination transaction with a SPAC in 2020.
On September 15, 2020, representatives from South Mountain and Citigroup held a telephonic conference to discuss a potential business combination between South Mountain and Billtrust.
On September 16, 2020, representatives from South Mountain, Citigroup, Billtrust and J.P. Morgan’s M&A Advisory group held a call to discuss the diligence questions previously provided by representatives of South Mountain to Billtrust. On September 17, 2020, representatives of South Mountain and Citigroup held a telephonic conference to discuss the valuation of Billtrust and the transaction structure with respect to a potential business combination between South Mountain and Billtrust.
On September 17, 2020, Mr. Bernicker submitted a non-binding letter of intent (“LOI”) to representatives of J.P. Morgan’s M&A Advisory group which set forth a summary of the material terms of a potential business combination between South Mountain and Billtrust for aggregate consideration that would be based on an equity value of Billtrust of $1.19 billion.
From September 17, 2020, through September 21, 2020, Mr. Bernicker held several telephonic conferences with representatives of Billtrust and J.P. Morgan’s M&A Advisory group to negotiate the terms of the LOI based on feedback to the LOI from members of the South Mountain Board and management and the Billtrust board of directors and management. In particular, the representatives of South Mountain and Billtrust discussed and negotiated, among other things, the composition of the board of directors of the post-closing company, a condition to the closing of the Business Combination providing for the minimum amount of cash that South Mountain would have at closing (after giving effect to the redemption offer in relation to the Public Shares), the size of the funds to be raised in a private placement of South Mountain Class A Common Stock and the number of Private Placement Warrants and South Mountain Class B Common Stock to be forfeited or subjected to certain vesting requirements pursuant to a share and warrant cancellation agreement to be entered into by South Mountain, Sponsor and Billtrust concurrently with the execution of the BCA. During this time, Mr. Bernicker (with feedback from members of the South Mountain Board and management) and representatives of Billtrust negotiated the terms of an exclusivity agreement (the “Exclusivity Agreement”) providing for a period of mutual exclusivity during which time both South Mountain and Billtrust agreed not to pursue transactions with other parties.
On September 18, 2020, representatives from Billtrust and J.P. Morgan’s M&A Advisory group, held a telephonic conference to discuss and evaluate the key terms of the LOI submitted by South Mountain.
On September 20, 2020, the Billtrust board of directors held a telephonic meeting which was attended by representatives from Billtrust’s management and J.P. Morgan’s M&A Advisory group. At the meeting, the Billtrust board of directors reviewed the terms of the LOI and the proposed transaction and discussed, among other things, the status of negotiations with South Mountain, the total implied transaction valuation, the pro forma ownership of the post-closing company, governance rights, the condition to the closing of the Business Combination providing for the minimum amount of cash that South Mountain would have at closing (after giving effect to the redemption offer in relation to the Public Shares), the size of the funds to be raised in the private placement of South Mountain Class A Common Stock and the number of Private Placement Warrants and shares of South Mountain Class B Common Stock to be forfeited or subjected to certain vesting requirements pursuant to a share and warrant cancellation agreement to be entered into by South Mountain, Sponsor and Billtrust concurrently with the execution of the BCA.
On September 21, 2020, Mr. Bernicker submitted a revised draft of the LOI to Billtrust.
On September 21, 2020, with feedback from members of the Billtrust board of directors and management, Billtrust approved the draft of the LOI submitted by Mr. Bernicker.From September 21, 2020 to September 22, 2020, South Mountain and Billtrust finalized and executed the LOI, which set forth a summary of the material terms of a potential business combination between South Mountain and Billtrust for aggregate consideration that would be based on an equity valuation of Billtrust of $1.19 billion and provided for, among other things, (i) a private placement of South Mountain Class A Common Stock in an amount of $125 million, (ii) the appointment of one representative of our Sponsor to the board of directors of the post-closing company, (iii) a condition to the closing of the Business Combination in favor of Billtrust providing that South Mountain’s cash at closing (after giving effect to the redemption offer in relation to the Public Shares) would equal or exceed $225 million and (iv) that the entry into definitive agreements with respect to the proposed business combination would be subject to the completion of due diligence. In determining and agreeing to an equity valuation of $1.19 billion of Billtrust, the South Mountain Board considered certain internal, unaudited prospective financial information provided by Billtrust to South Mountain (see “The Business Combination—Certain Billtrust Projected Financial Information”), a benchmarking analysis of Billtrust to existing publicly traded companies in analogous markets, a growth adjusted revenue multiple analysis, a growth and margin multiple analysis and a discounted future enterprise valuation analysis (comparing metrics of existing publicly traded companies in analogous markets to certain project future financial metrics based on certain internal and unaudited prospective financial information provided by South Mountain to Billtrust). Also on September 21, 2020, South Mountain and Billtrust executed the Exclusivity Agreement which provided for a 14-day period of mutual exclusivity (with up to two successive 14 day extensions at the option of Billtrust) during which time both South Mountain and Billtrust agreed not to pursue transactions with other parties.
On September 22, 2020, representatives of South Mountain, Billtrust, and J.P. Morgan’s M&A Advisory group held a telephonic meeting to discuss transaction process with respect to the potential business combination transaction between South Mountain and Billtrust.
On September 23, 2020, representatives from South Mountain, Billtrust, J.P. Morgan’s M&A Advisory group, J.P. Morgan’s Equity Capital Markets group (South Mountain’s co-placement agent for the PIPE Financing) Citigroup, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), counsel to South Mountain, and Cooley LLP (“Cooley”), counsel to Billtrust, held a telephonic conference to discuss the organization of the transaction process and the transaction timeline. The telephonic conference included a discussion of the PIPE Financing to be arranged, negotiated and documented alongside the negotiation and documentation of the potential business combination transaction between South Mountain and Billtrust.
Later on September 23, 2020, Billtrust provided representatives of South Mountain with access to a digital data room containing certain detailed financial and legal materials of Billtrust. From September 24 2020, through October 18, 2020 (the date on which the BCA was signed), various representatives of each of South Mountain and

Paul Weiss conducted due diligence of Billtrust through document review and numerous telephonic conferences with representatives of Billtrust, covering various areas, including, but not limited to, commercial operations, executive compensation and employment benefits, litigation and legal compliance, intellectual property, data privacy, real estate, environmental and general corporate matters.
Later on September 23, 2020, representatives of Paul Weiss and Cooley held a telephonic conference to discuss transaction structure and documentation.
On September 24, 2020, representatives of Paul Weiss and Cooley held a telephonic conference to discuss timing and process with respect to transaction documentation.
On September 24, 2020, Cooley delivered an initial draft of the BCA to Paul Weiss. The initial draft of the BCA provided for, among other things: (i) a transaction structure which required soliciting and obtaining the approval of Billtrust stockholders after the execution of the BCA, (ii) merger consideration consisting of South Mountain Class A Common Stock to be issued pursuant to a registration statement and a contingent right to receive the Earnout Securities, (iii) certain closing conditions in favor of Billtrust with respect to the execution and delivery of certain ancillary agreements including a non-redemption agreement to be entered into by a certain South Mountain stockholder, (iv) a condition to the closing of the Business Combination in favor of Billtrust providing that South Mountain’s cash at closing (after giving effect to the redemption offer in relation to the Public Shares) would equal or exceed $225 million consistent with the terms of the LOI, (v) a termination right in favor of South Mountain if Billtrust failed to deliver the Requisite Approval of the Billtrust stockholders needed to approve the Business Combination (the “Billtrust Stockholder Approval”) within 15 days after the registration statement becomes effective and (vi) a termination date of 180 days after the date of the execution of the BCA if the Business Combination had not been consummated by such time, subject to Billtrust’s right to extend by 60 days if the proxy statement/consent solicitation statement/prospectus had not been declared effective within 90 days after the execution of the BCA.
On September 26, 2020, representatives of each of Paul Weiss and Cooley met telephonically to discuss issues related to the draft BCA. The parties discussed, among other things, (i) the transaction structure (including revisions to be made to the BCA to provide for merger consideration consisting of (A) South Mountain Class A Common Stock or cash (in an amount not to exceed $103 million in the aggregate) to be elected by the Billtrust stockholders entitled to receive merger consideration and (B) a contingent right to receive the Earnout Securities)), (ii) expense reimbursement to be paid by Billtrust to South Mountain in the event that the BCA is terminated under certain specified circumstances, (iii) conditions to closing and (iv) the termination date.
From September 26, 2020 through October 18, 2020, representatives of South Mountain, Billtrust, Paul Weiss and Cooley conducted various telephonic conferences and exchanged drafts of various ancillary agreements related to the transactions, including a share and warrant cancellation agreement, a stockholders’ agreement, the form of support agreement to be entered into by certain stockholders of South Mountain and Billtrust, a registration rights agreement, a form of non-redemption agreement to be entered into by a certain South Mountain stockholder, a form of confidentiality and lock-up agreement, a form of amendment to South Mountain’s certificate of incorporation, a form of South Mountain’s amended and restated certificate of incorporation and a form of South Mountain’s amended and restated bylaws and negotiated and resolved all open items for consideration.
On September 28, 2020, Paul Weiss delivered a revised draft of the BCA to Cooley. The revised draft of the BCA included, among other things: (i) a transaction structure providing for merger consideration in the form of (A) South Mountain Class A Common Stock or cash (in an amount not to exceed $103 million in the aggregate) to be elected by the Billtrust stockholders entitled to receive merger consideration and (B) a contingent right to receive the Earnout Securities, (ii) an expense reimbursement in the amount of $10 million to be paid by Billtrust to South Mountain in the event that the BCA is terminated under certain specified circumstances, (iii) closing conditions customary for transactions of this type and the absence of certain closing conditions that were included in the initial draft of the BCA, including the execution and delivery of certain ancillary agreements including a non-redemption agreement to be entered into by a certain South Mountain stockholder (iv) a termination date of March 15, 2021 and (v) a termination right in favor of South Mountain if Billtrust failed to deliver the Billtrust Stockholder Approval within three business days after the registration statement becomes effective.
On September 29, 2020, representatives of South Mountain, Billtrust, J.P. Morgan’s Equity Capital Markets group and Citigroup held a video web conference to discuss preparation for the PIPE Financing process.

On September 30, 2020, Mayer Brown LLP, counsel to J.P. Morgan’s Equity Capital Markets group and Citigroup (“Mayer Brown”), delivered an initial draft of the form subscription agreement for the PIPE Financing to Paul Weiss. Between September 30, 2020 and October 7, 2020, Paul Weiss, Cooley and Mayer Brown LLP finalized the form of subscription agreement. The form of subscription agreement was made available to potential investors in the PIPE Financing through a digital data room on October 8, 2020.
Beginning on October 1, 2020, J.P. Morgan’s Equity Capital Markets group and Citigroup contacted potential institutional investors who have a track record of long-term investments and an interest in investing in similar transactions on a “wall cross” basis to arrange for investor meetings with South Mountain and Billtrust. From October 5, 2020 through October 8, 2020, South Mountain and Billtrust, together with J.P. Morgan’s Equity Capital Markets group and Citigroup, held 14 investor meetings with certain potential investors in the PIPE Financing. One or more of Mr. Bernicker and Mr. Dermatas attended various investor meetings on behalf of South Mountain and one or more of Mr. Lane, Mr. Shifke and Steven Pinado, Billtrust’s President, attended various investor meetings on behalf of Billtrust. Billtrust and J.P. Morgan’s Equity Capital Markets group arranged for a digital data room to be established to provide certain financial and commercial materials of Billtrust to prospective PIPE Financing investors who agreed to be brought “over the wall”.
On October 3, 2020, Cooley delivered a revised draft of the BCA to Paul Weiss. The revised draft of the BCA included, among other things: (i) a revised expense reimbursement in the amount of $2.5 million to be paid by Billtrust to South Mountain in the event that the BCA is terminated under certain specified circumstances, (ii) a termination right in favor of South Mountain if Billtrust failed to deliver Billtrust’s stockholder vote within 15 days after the registration statement becomes effective and (iii) an additional condition to closing with respect to the execution and delivery of a registration rights agreement.
On October 4, 2020, representatives of each of Paul Weiss and Cooley met telephonically to discuss issues related to the draft BCA, including the expense reimbursement amount, termination rights, closing conditions and interim operating covenants.
On October 5, 2020, Paul Weiss delivered a revised draft of the BCA to Cooley. The revised draft of the BCA included, among other things: (i) a revised expense reimbursement in the amount of $5 million to be paid by Billtrust to South Mountain in the event that the BCA is terminated under certain specified circumstances and (ii) a termination right in favor of South Mountain if Billtrust fails to deliver the Billtrust Stockholder Approval within 3 business days after the registration statement becomes effective or within 15 days after the registration statement becomes effective in the event that Billtrust withholds, withdraws or modifies its recommendation to its stockholders to vote in favor of the business combination (any such action, a “Billtrust modification in recommendation”).
On October 5, 2020, Billtrust sent an extension notice to South Mountain via electronic mail, to exercise its right to extend the exclusivity period under the Exclusivity Agreement for an additional 14 days.
On October 7, 2020, representatives of South Mountain, Billtrust, Paul Weiss, Cooley, J.P. Morgan’s M&A Advisory group, J.P. Morgan’s Equity Capital Markets group and Citigroup held telephonic conference to discuss the status of the transaction, legal documentation and the PIPE Financing process.
On October 9, 2020, Cooley delivered a revised draft of the BCA to Paul Weiss. The revised draft of the BCA included, among other things: (i) a termination right in favor of South Mountain or Billtrust if Billtrust failed to obtain the Billtrust Stockholder Approval within 3 business days after the registration statement becomes effective if a Billtrust modification in recommendation had not occurred or within 25 days after the registration statement becomes effective if a Billtrust modification in recommendation had occurred and (ii) representations and warranties and interim operating covenants in favor of South Mountain.
During the weeks of October 5, 2020 and October 12, 2020, certain Billtrust stockholders engaged Goodwin Procter LLP (“Goodwin”) and Sidley Austin LLP (“Sidley”) as counsel to such stockholders in connection with the Business Combination.
On October 10, 2020, the South Mountain Board held a telephonic meeting which was attended by representatives from South Mountain’s management. At the meeting, the South Mountain Board reviewed the financial terms of the proposed transaction and discussed among other things the total implied transaction value, the pro forma ownership of the post-closing company, the sources of funds for the transaction, including the PIPE Financing and the status thereof. The South Mountain Board also discussed certain marketing and valuation materials prepared by Citigroup in respect of the Business Combination and the PIPE Financing.

On October 11, 2020 and October 12, 2020, Paul Weiss and Cooley exchanged drafts of the BCA.
On October 12, 2020, the Billtrust board of directors held a telephonic meeting, which was attended by representatives from Billtrust’s executive management and J.P. Morgan’s M&A Advisory group, to discuss the Business Combination, the BCA and related issues involved in the Business Combination. Representatives from Billtrust’s executive management and J.P. Morgan’s M&A Advisory group made a presentation to the members of the Billtrust board of directors regarding the Business Combination.
From October 12, 2020 through October 16, 2020, South Mountain, Billtrust, J.P. Morgan’s Equity Capital Markets group and Citigroup held follow-up phone calls with prospective investors in the PIPE Financing and received indications of interest. During this time, Paul Weiss, Cooley and Mayer Brown negotiated and finalized the terms of the subscription agreements with prospective investors and their respective counsel. South Mountain, with the assistance of J.P. Morgan’s Equity Capital Markets group and Citigroup, finalized proposed allocations with the PIPE Financing investors by October 16, 2020.
From October 13, 2020 through the afternoon of October 18, 2020, Paul Weiss, Cooley, Goodwin and Sidley negotiated and exchanged several drafts of the BCA and various ancillary agreements including a stockholders’ agreement, the form of support agreement to be entered into by certain stockholders of South Mountain and Billtrust, a registration rights agreement, a form of non-redemption agreement to be entered into by a certain South Mountain stockholder, a form of confidentiality and lock-up agreement, a form of amendment to South Mountain’s certificate of incorporation, a form of South Mountain’s amended and restated certificate of incorporation and a form of South Mountain’s amended and restated bylaws. During this time, the BCA was revised to make certain adjustments to the merger consideration to account for, among other things, an increase in PIPE Financing size to $200 million, Billtrust stockholders being permitted to receive South Mountain Class C Common Stock (non-voting stock) instead of South Mountain Class A Common Stock as merger consideration in the Business Combination and to reduce the aggregate cash consideration payable to Billtrust stockholders if a certain number of shares of South Mountain Class A Common Stock are redeemed pursuant to the redemption offer in relation to the Public Shares.
On October 17, 2020, the Billtrust board of directors received a form of written consent to approve the BCA, along with drafts of the BCA and other transaction documents (the “written consent of the Billtrust board of directors”). After careful consideration, the Billtrust board of directors determined and unanimously resolved, with each of the Billtrust directors executing the written consent of the Billtrust board of directors to such effect and delivering to Billtrust the written consent of the Billtrust board of directors, that (a) it was in the best interests of Billtrust and its stockholders, and was advisable, to enter into the BCA and to consummate the transactions contemplated thereby, including the Business Combination, (b) the BCA and the execution, delivery and performance thereof and the consummation of the transactions contemplated thereby, including the Business Combination, upon the terms and subject to the conditions set forth in the BCA were approved, (c) that subject to Billtrust’s requirement to obtain the Billtrust Stockholder Approval, the Billtrust board of directors recommended the adoption of the BCA and the approval of the transactions contemplated thereby, including the Business Combination, by the holders of the shares of Billtrust Common Stock and Billtrust Preferred Stock, upon the terms and subject to the conditions set forth therein; (d) that the authorized officers of Billtrust were authorized and directed, for and on behalf of Billtrust, to continue to negotiate, and to execute and deliver the BCA and the ancillary agreements required therein; and, (e) that certain officers of Billtrust were authorized and directed, for and on behalf of Billtrust, to seek stockholder adoption of the BCA in a manner consistent with the provisions of the DGCL and the Billtrust Charter, including the approval of the BCA and the Business Combination by (1) 78% of the Billtrust Preferred Stock outstanding as of the date of the BCA (voting together as a separate class on an “as-converted” to Billtrust Common Stock basis), (2) the holders of a majority of the outstanding Billtrust Series E Preferred Stock (voting together as a single class), given in writing or vote at a meeting and (3) a majority of the shares of Billtrust Common Stock and Billtrust Preferred Stock outstanding (voting together on an as-converted basis to Billtrust Common Stock basis), in each case, upon the terms and subject to the conditions set forth in the BCA.
In the early evening of October 18, 2020, the South Mountain Board held a telephonic meeting, which was attended by representatives from South Mountain’s management and Paul Weiss. Representatives of Paul Weiss reviewed with the South Mountain Board their fiduciary duties under applicable law and reviewed in detail the provisions of the proposed BCA and other agreements and documents to be approved by the South Mountain Board in connection with the proposed business combination. During the course of the meeting the South Mountain Board discussed and considered the terms of the proposed transaction. Following such discussion, the South Mountain Board unanimously (i) determined, among other things, that the BCA, the Business Combination and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of South Mountain and its stockholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the BCA, including the Business Combination, and the related transaction documentation and other transactions contemplated thereby, including the PIPE Financing and other matters required to be submitted to votes of the stockholders, (iii) authorized South Mountain to enter into the BCA and the other transaction documents and perform each of its obligations thereunder, including the Business Combination and the PIPE Financing and (iv) resolved to recommend to the South Mountain stockholders that they vote to approve the proposals to be submitted to the South Mountain stockholders with respect to the transactions contemplated by the BCA and the PIPE Financing, among other things. In addition, to comply with the provisions of South Mountain’s audit committee charter regarding related party transactions, prior to the foregoing approvals of the South Mountain Board, the members of South Mountain’s audit committee (all of which are independent directors (pursuant to the listing standards of the Nasdaq)) approved each of the following agreements (and the transactions contemplated thereby) between South Mountain, on the one hand, and any of its affiliates on the other hand: the Share and Warrant Cancellation Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Non-Redemption Agreement and the Subscription Agreements with an affiliate of Sponsor. During the meeting, the South Mountain Board also ratified South Mountain’s entry into engagement letters with J.P. Morgan’s Equity Capital Markets group and Citigroup pursuant to which South Mountain agreed that each of J.P. Morgan’s Equity Capital Markets group and Citigroup would act as private placement agents in connection with the PIPE Financing and Citigroup would act as South Mountain’s financial advisor in connection with the BCA.
Following the meeting of the South Mountain Board and the unanimous written consent of the Billtrust board of directors, the parties executed the BCA and the related transaction documentation (including the transaction documentation related to the PIPE Financing).
On October 19, 2020, prior to the commencement of trading of the shares of South Mountain Class A Common Stock on the Nasdaq, the parties issued a press release announcing the Business Combination.
Recommendation of the South Mountain Board and Reasons for the Business Combination
The South Mountain Board, in evaluating the Business Combination, consulted with South Mountain’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the BCA and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of South Mountain and its stockholders and (ii) to recommend that the South Mountain stockholders approve and adopt the BCA and approve the Business Combination and the other transactions contemplated by the BCA, the South Mountain Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the South Mountain Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The South Mountain Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of South Mountain’s reasons for the Business Combination and all other information presented in this section is forward looking in nature and, therefore, should be read in light of the factors set forth in the section titled “Cautionary Note Regarding Forward-Looking Statements.”
In approving the Business Combination, the South Mountain Board determined not to obtain a fairness opinion. The officers and directors of South Mountain have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience and sector expertise of South Mountain’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, South Mountain’s officers and directors and South Mountain’s advisors have substantial experience with mergers and acquisitions.
The South Mountain Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the BCA and the transactions contemplated thereby, including, but not limited to, the following material factors:
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Large and Expanding Growth Industry: According to Visa’s 2019 annual report, there is over $120 trillion of global B2B payment volume. In addition, according to Billtrust’s management, the overall B2B payment volume on Billtrust’s platform is increasing 36% year over year. Billtrust expects the adoption of B2B e-invoicing technologies to accelerate as B2B commerce shifts from paper invoicing to digital. As an industry participant, Billtrust expects to benefit from these developments;

•
Recurring Revenue Model. Billtrust has a highly attractive B2B commerce platform yielding differentiated growth and margin expansion driven by subscription and recurring revenue streams including software and payments and print;

•
Platform Supports Further Growth Initiatives. Billtrust’s platform supports further expansion of its footprint with existing customers, new customer additions and expansion into new markets and geographic regions as a means to accelerate revenue growth both organically and through mergers and acquisitions activity;

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Deep Relationships with a Significant Customer Base across Diverse Industry Verticals. Billtrust has a growing and loyal customer base of over 1,800 customers, with demonstrated customer demand across diverse industry verticals;

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Due Diligence. Due diligence examinations of Billtrust and discussions with Billtrust’s management and South Mountain’s financial and legal advisors concerning South Mountain’s due diligence examination of Billtrust;

•
Stockholder Liquidity. The obligation in the BCA to have South Mountain Class A Common Stock issued as consideration listed on the Nasdaq, a major U.S. stock exchange, which the South Mountain Board believes has the potential to offer stockholders enhanced liquidity;

•
Financial Condition. The South Mountain Board also considered factors such as Billtrust’s historical financial results, outlook, financial plan, customer-level metrics (both operational and financial) and debt structure as well as mergers and acquisitions activity for companies in the B2B commerce industry. In considering these factors, the South Mountain Board reviewed Billtrust’s historical growth and its current prospects for growth if Billtrust achieves its business plan and various historical and current financial statements of Billtrust. In reviewing these factors, the South Mountain Board noted that Billtrust is well-positioned for strong future growth;

•
Experienced and Proven Management Team. Billtrust has a strong management team with significant experience in the B2B commerce and financial industries. Billtrust’s management team is led by its founder and Chief Executive Officer, Flint Lane, and the senior management of Billtrust (including Mr. Lane) intends to remain with Billtrust in the capacity of officers and/or directors, providing helpful continuity in advancing Billtrust’s strategic and growth goals;

•
Lock-Up. Certain stockholders of Billtrust (including Mr. Lane) have agreed to be subject to a 180 day lockup in respect of their South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, subject to certain customary exceptions, which will provide important stability to the leadership and governance of Billtrust;

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PIPE Financing. Third-party investor interest, including top-tier institutional investors’ interest, in the PIPE Financing served as validation of the valuation and opportunity represented by a transaction with Billtrust;

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Role of Independent Directors. In connection with the Business Combination, South Mountain’s independent directors, Robert L. Metzger, Douglas J. Pauls and Scott O’Callaghan, evaluated the proposed terms of the Business Combination, including the BCA and the related agreements, and unanimously approved, as members of the South Mountain Board, the BCA and the related agreements and transactions contemplated thereby, including the Business Combination;

•
Other Alternatives. The South Mountain Board believes, after a thorough review of other business combination opportunities reasonably available to South Mountain, that the proposed Business Combination represents the best potential business combination for South Mountain and the most attractive opportunity for South Mountain’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the South Mountain Board believes that such process has not presented a better alternative;

•
Continued Ownership by Sellers. Billtrust’s existing stockholders would be receiving a significant amount of New Billtrust Common Stock in the proposed Business Combination and are “rolling over” the majority of their existing equity interests of Billtrust into equity interests in New Billtrust;

•
Negotiated Transaction. The financial and other terms of the BCA and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between South Mountain and Billtrust; and

•	Considerations Relating to the BCA. The South Mountain Board also considered the following aspects of the BCA:
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the nature of the conditions to the completion of the Business Combination included in the BCA, including the reciprocal exceptions to the events that would constitute a material adverse effect on either South Mountain or Billtrust for purposes of the BCA, as well as the likelihood of satisfaction of all conditions to the completion of the transactions;

•
the representations and warranties of South Mountain and Billtrust, as well as that the interim operating covenants requiring the parties to conduct their respective businesses prior to completion of the Business Combination in the ordinary course of business and in the manner consistent with past practice, subject to specified limitations, are generally reciprocal;

•	the requirement that each party use its reasonable best efforts to obtain consents, approvals or authorizations of third parties and governmental authorities, including under the HSR Act;
•	the restrictions in the BCA on Billtrust’s ability to respond to and negotiate certain acquisition proposals from third parties under certain circumstances;
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South Mountain’s right to provide information to, and engage in discussions or negotiations with, a third party that makes a written acquisition proposal, if the South Mountain Board has determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be a breach of its fiduciary duties under applicable law; and

•
the right of the South Mountain Board to change its recommendation to South Mountain stockholders to vote “FOR” the South Mountain Proposals described in this proxy statement/consent solicitation statement/prospectus if a superior acquisition proposal is available or an intervening event has occurred, so long as the South Mountain Board has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be a breach of its fiduciary duties under applicable law.

The South Mountain Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:
•	Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on the post-Business Combination company’s revenues;
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Business Plan and Projections May Not Be Achieved. The risk that Billtrust may not be able to execute on its business plan, and realize the financial performance as set forth in the financial projections, in each case, presented to management of South Mountain;

•
Exclusivity Restrictions. The fact that the BCA includes exclusivity provisions that prohibit South Mountain and its affiliates from soliciting other business combination proposals on behalf of South Mountain, and which restrict South Mountain’s ability to consider other potential business combinations until the earlier of the termination of the BCA or the consummation of the Business Combination;

•
No Survival of Remedies for Breach of Representations, Warranties or Covenants of Billtrust. The fact that the BCA provides that South Mountain will not have any surviving remedies against Billtrust or its stockholders after the Closing as a result of any inaccuracies or breaches of the representations, warranties, covenants, obligations or agreements of Billtrust set forth in the BCA. As a result, South Mountain stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Billtrust prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for any amount of any damages. The South Mountain Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current stockholders of Billtrust will be, collectively, the majority stockholders in New Billtrust;

•
Redemption Risk. The potential that a significant number of South Mountain stockholders elect to redeem their shares of South Mountain Class A Common Stock prior to the consummation of the Business Combination and pursuant to the Existing Charter, which would potentially make the Business Combination more difficult or impossible to complete;

•	Stockholder Vote. The risk that South Mountain’s stockholders may fail to provide the respective votes necessary to effect the Business Combination;
•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within South Mountain’s control;
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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

•
Listing Risks. The challenges associated with preparing Billtrust, a private entity, for the applicable disclosure and listing requirements to which New Billtrust will be subject as a publicly traded company on the Nasdaq;

•	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;
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Liquidation of South Mountain. The risks and costs to South Mountain if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in South Mountain being unable to effect a business combination by June 24, 2021;

•	Growth Initiatives May Not be Achieved. The risk that Billtrust’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;
•	No Third-Party Valuation. The risk that South Mountain did not obtain a third-party valuation or fairness opinion in connection with the Business Combination; and
•	Fees and Expenses. The fees and expenses associated with completing the Business Combination, and the costs and compliance burden associated with being a publicly traded, public reporting company.
In addition to considering the factors described above, the South Mountain Board also considered other factors including, without limitation:
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Interests of Certain Persons. Some officers and directors of South Mountain may have interests in the Business Combination and related transactions. (see the section entitled “The Business Combination—Interests of South Mountain Directors and Officers in the Business Combination”); and

•
Other Risks Factors. Various other risk factors associated with the business of Billtrust, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

The South Mountain Board concluded that the potential benefits that it expected South Mountain and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. The South Mountain Board also noted that the South Mountain stockholders would have an economic interest in the post-Business Combination company (the size of which would depend on the level of Public Stockholders that sought redemption of their shares of South Mountain Class A Common Stock into cash). Accordingly, the South Mountain Board unanimously determined that the Business Combination and the transactions contemplated by the BCA, were advisable and in the best interests of South Mountain and its stockholders.
Billtrust’s Board of Directors’ Reasons for the Approval of the Business Combination
In reaching its decision to adopt and approve, and declare advisable, the BCA and resolving to recommend that Billtrust stockholders adopt and approve the BCA and thereby approve the Business Combination and the other transactions contemplated by the BCA, the Billtrust board of directors consulted with Billtrust's management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Billtrust's business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing a traditional initial public offering of Billtrust. Among the various factors that the Billtrust board of directors considered in favor of its decision are:
•
Other Alternatives. It is the belief of the Billtrust board of directors, after review of alternative strategic opportunities from time to time, including a potential sale or acquisition, that the proposed Business Combination represents the best potential transaction for Billtrust to create greater value for Billtrust's stockholders, while also providing greater liquidity by owning stock in a public company.

•
Advantages Over a Traditional Initial Public Offering. Prior to executing the BCA, the Billtrust board of directors considered the alternative of a traditional initial public offering. The Billtrust board of directors considered that the Business Combination provided certain advantages over a traditional initial public offering. In particular, the Billtrust board of directors considered that, based on available information at the time, including with respect to the conditions of the initial public offering market for companies of a similar size and industry as Billtrust, the Business Combination with South Mountain was likely to provide for a more time-and cost-effective means to capital with a higher likelihood of completion in light of the committed equity investments, greater valuation certainty and less dilution to Billtrust's existing stockholders and would provide potential investors with more extensive information about the prospects of Billtrust.

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Terms of the BCA. The Billtrust board of directors considered the terms and conditions of the BCA, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the Business Combination.

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Size of the Post-Combination Company. The Billtrust board of directors considered the implied enterprise value in connection with the Business Combination of approximately $1.3 billion for Billtrust, providing Billtrust's stockholders with the opportunity to go forward with ownership in a public company with a larger market capitalization.

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Access to Capital. The Billtrust board of directors expects that the Business Combination will be a more time- and cost-effective means to access capital than other options considered, including an initial public offering. In addition, the Billtrust board of directors were advised that more capital could be raised through the Business Combination (including the PIPE Financing) than through an initial public offering, thereby allowing Billtrust to realize more balance sheet cash, a better capital structure (debt free), and a quicker transfer of exiting existing shareholders to new long term investors through a larger secondary transaction.

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Benefit from Being a Public Company. The Billtrust board of directors believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

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Billtrust Stockholder Support Agreements. The Billtrust board of directors considered that, concurrently with the execution of the BCA, the Supporting Billtrust Stockholders, which collectively hold Billtrust Preferred Stock and Billtrust Common Stock representing the majority of the voting power of Billtrust Preferred Stock and Billtrust Common Stock, entered into the Billtrust Stockholder Support Agreements with South Mountain, First Merger Sub and Second Merger Sub. Each Billtrust Stockholder Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Billtrust's stockholders, each Supporting Billtrust Stockholder will execute and deliver a written consent with respect to the outstanding shares of Billtrust Common Stock and Billtrust Preferred Stock held by such Supporting Billtrust Stockholder adopting the BCA and approving the Business Combination. The execution and delivery of written consents by all of the Supporting Billtrust Stockholders will constitute the Billtrust Stockholder Approval at the time of such delivery. See “Certain Agreements Related to the Business Combination Proposal—Billtrust Stockholder Support Agreements.”

•	South Mountain Stockholder Support Agreement. The Billtrust board of directors considered that, concurrently with the execution of the BCA, a certain South Mountain Stockholder entered into the South

Mountain Stockholder Support Agreement with Billtrust, pursuant to which, among other things, such holder has agreed (i) to support the adoption of the BCA and the approval of the Business Combination, as well as the proposals contained in this proxy statement/consent solicitation statement/prospectus, subject to certain customary conditions, and (ii) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions. See “Other Agreements—South Mountain Stockholder Support Agreement.”
•
Confidentiality and Lockup Agreements. The Billtrust board of directors considered that, concurrently with the execution of the BCA, certain Billtrust stockholders entered into the Confidentiality and Lockup Agreements. Pursuant to the Confidentiality and Lockup Agreements, such stockholders have agreed that they will not, during the period beginning at the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the date of closing of the Business Combination, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Billtrust Common Stock, or any options or warrants to purchase any shares of New Billtrust Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Billtrust Common Stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreements). In addition, such stockholders will be subject to certain confidentiality restrictions until such stockholders beneficially own less than 0.1% of the outstanding shares of New Billtrust Common Stock. If New Billtrust expressly releases any such stockholder from the lock-up restrictions (in excess of 1% of the aggregate number of shares held by such stockholder and its affiliates), New Billtrust will release all stockholders subject to a Confidentiality and Lockup Agreements by the same pro rata percentage with respect to their locked up shares. The Confidentiality and Lockup Agreements will become effective upon the consummation of the Business Combination. See “Certain Agreements Related to the Business Combination Proposal—Confidentiality and Lockup Agreements.”

•
Registration Rights Agreement. The Billtrust board of directors also considered that, concurrently with the execution of the BCA, South Mountain and certain stockholders of Billtrust and South Mountain entered into the Registration Rights Agreement, which will become effective upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, following the Closing, stockholders party to the Registration Rights Agreement may request to sell all or any portion of their registrable securities in an underwritten offering up to two times. New Billtrust also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that New Billtrust will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. For more information about the Registration Rights Agreement, see the section entitled “Certain Agreements Related to the Business Combination—Amended and Restated Registration Rights Agreement.”

The Billtrust board of directors also considered the following negative factors:
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Risk that Business Combination may not be completed. The Billtrust board of directors considered the risk that the Business Combination might not be consummated in a timely manner, or at all, due to a lack of stockholder approval or failure to satisfy various conditions to closing.

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Impact on reputation and business if the Business Combination is not completed. The Billtrust board of directors considered the possibility that the Business Combination might not be completed and that there may be an adverse effect of the public announcement of the Business Combination on Billtrust's reputation and business in the event the Business Combination is not completed.

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Expenses and challenges. The Billtrust board of directors considered the expenses to be incurred in connection with the Business Combination and related administrative challenges associated with combining the companies.

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Costs and obligations of being a public company. The Billtrust board of directors considered the additional public company expenses and obligations that Billtrust's business will be subject to following the Business Combination that it has not previously been subject to.

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Restrictions on operation of Billtrust's business. The Billtrust board of directors considered the fact that, although Billtrust will continue to exercise, consistent with the terms and conditions of the BCA, control and supervision over its operations prior to the completion of the Business Combination, the BCA generally obligates Billtrust, subject to South Mountain's prior consent (which consent may not be unreasonably conditioned, withheld or delayed), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Billtrust from undertaking certain business opportunities that might arise pending completion of the Business Combination.
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Interests of Billtrust executive officers and directors. The Billtrust board of directors considered the fact that certain executive officers and directors of Billtrust have interests in the Business Combination that may be different from, or in addition to, the interests of Billtrust stockholders generally, including the manner in which they would be affected by the Business Combination and the other matters disclosed under “—Interests of Billtrust Directors and Executive Officers in the Business Combination.”

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Other risks. The Billtrust board of directors considered various other risks associated with the combined organization and the Business Combination, including the risks described in the section titled “Risk Factors.”

The foregoing discussion of the factors considered by the Billtrust board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Billtrust board of directors. In reaching its decision to adopt and approve, and declare advisable, the BCA, the Business Combination and the other transactions contemplated by the BCA, the Billtrust board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Billtrust board of directors considered all these factors as a whole, including discussions with, and questioning of, Billtrust's management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.
The Billtrust board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected Billtrust stockholders would receive as a result of the Business Combination, including the belief of the Billtrust board of directors that the Business Combination would maximize the immediate value of shares of Billtrust Common Stock and Billtrust Preferred Stock and eliminate certain of the risks and uncertainties affecting the future prospects of Billtrust, including the potential execution risks associated with an initial public offering of Billtrust Common Stock and pursuing its business plan as a public company. Accordingly, the Billtrust board of directors determined that the Business Combination and the other transactions contemplated by the BCA are advisable to, and in the best interests of, Billtrust and its stockholders, and adopted and approved, and declared advisable, the BCA, the Business Combination and the other transactions contemplated by the BCA. The Billtrust board of directors recommends that Billtrust stockholders consent to the Billtrust Business Combination Proposal.
Certain Billtrust Projected Financial Information
Billtrust provided South Mountain with its internally prepared forecasts for each of the years in the three-year period ending December 31, 2022. South Mountain and Billtrust do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Billtrust prepared the financial projections set forth below to present key elements of the forecasts that were provided to South Mountain. South Mountain is including the following summary of certain Billtrust internal, unaudited prospective financial information from Billtrust’s management team’s projections for the combined company post-Business Combination solely because that information was made available to the South Mountain Board in connection with the evaluation of the Business Combination. Billtrust’s forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, but, in the view of Billtrust’s management team, were prepared on a reasonable basis, reflect Billtrust management’s currently available estimates and judgments and present, to the best of Billtrust management’s knowledge and belief, the expected future financial performance.
The inclusion of financial projections in this proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that South Mountain, Billtrust, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the

Business Combination Proposal. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results. New Billtrust does not intend to reference these financial projections in its future periodic reports filed under the Exchange Act.
The financial projections reflect numerous estimates and assumptions with respect to general business, economic, industry, regulatory, market and financial conditions and trends and other future events, as well as matters specific to Billtrust’s business, all of which are difficult to predict and many of which are beyond Billtrust’s and South Mountain’s control. The financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Billtrust’s and South Mountain’s control and evaluating Billtrust’s business and future prospects, including the assumptions and analyses developed by Billtrust upon which the financial projections rely, is difficult and uncertain. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors,” “Billtrust’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Billtrust’s independent registered public accounting firm, South Mountain’s independent registered public accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their accuracy or achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the financial projections is provided in this proxy statement/consent solicitation statement/prospectus because they were made available to South Mountain and the South Mountain Board in connection with their review of the proposed Business Combination.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR BILLTRUST, SOUTH MOUNTAIN UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.
The projected financial information included in this proxy statement/consent solicitation statement/prospectus has been prepared by, and is the responsibility of, Billtrust’s management. None of Marcum LLP, South Mountain’s independent registered public accounting firm, or BDO USA, LLP, the independent registered public accounting firm of Billtrust, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information presented herein and, accordingly, Marcum LLP and BDO USA, LLP expresses no opinion or any other form of assurance on it. The BDO USA, LLP report included in this proxy statement/consent solicitation statement/prospectus relates to historical audited financial statements of Billtrust. It does not extend to the projected financial information and should not be read as if it does.

The key elements of the Billtrust projections provided by Billtrust’s management team to South Mountain are summarized in the table below:
Projected Revenues and Financial Metrics:
($ in millions), Years ending December 31	2020E	2021E	2022E
	FY	FY	FY
Software and Payments Segment Revenue	$80	$97	$123
% growth	16%	21%	26%
Print Segment Revenue	19	19	17
% growth	(10%)	(0%)	(6%)
All Other Revenue	6	8	8
% growth	(8%)	20%	5%
Net Revenue (non-GAAP)	$105	$123	$148
% growth	9%	18%	20%

Plus: Reimbursable costs revenue	37	37	35

Total revenues	$142	$161	$183

Gross profit, excluding depreciation and amortization	$73	$87	$106

Adjusted Gross Profit(1)	$73	$87	$106

Gross margin, excluding depreciation and amortization(2)	51%	54%	58%
Adjusted Gross Margin(3)	69%	70%	71%
(1)	Adjusted Gross Profit is defined as total revenues less total cost of revenues, excluding depreciation and amortization, plus stock based compensation expense included in total cost of revenues.
(2)	Gross margin, excluding depreciation and amortization is defined as gross profit, excluding depreciation and amortization divided by total revenues.
(3)	Adjusted Gross Margin is defined as Adjusted Gross Profit divided by Net Revenue (non-GAAP).
Net revenue (non-GAAP) is defined as total revenue, less reimbursable costs revenue. Projected net revenue (non-GAAP) is based on a variety of assumptions, including, (i) the volume of transactions on the Billtrust platform, (ii) net dollar retention and the number of new products sold to existing customers, (iii) the number of new customers added, (iv) the average pricing of Billtrust’s products and (v) and projections and assumptions about industry trends, such as the adoption of digital tools for the order to cash process and Billtrust’s ability to respond to such trends. Billtrust calculates net dollar retention at the end of each period by taking the average of the retention rates for the trailing four quarters. For each quarter, (i) a denominator consisting of revenues from subscription and transaction fees for all billing accounts that had subscription and transaction fees for all months in the corresponding quarter of the prior year, is divided into (ii) a numerator consisting of revenues from subscription and transaction fees for those same billing accounts in the given quarter. The calculation includes additional solutions purchased, pricing changes, transaction volume changes, and cancellations, but excludes new billing accounts added between those periods.
Adjusted Gross Margin is defined as Billtrust’s Adjusted Gross Profit divided by its total revenues less reimbursable costs revenue, or net revenue (non-GAAP). Projected Adjusted Gross Margin is driven by net revenue (non-GAAP) and a variety of cost assumptions, including (i) personnel-related costs for Billtrust’s customer success, professional services, file and payment operations personnel and print operations personnel and related costs, (ii) facilities and equipment costs for Billtrust’s print operations teams and (iii) certain costs that are directly attributed to processing customers’ transactions (such as the cost of printing and mailing invoices, excluding reimbursable costs of postage), expenses for processing payments, direct and amortized costs for implementing and integrating Billtrust’s cloud-based platform with Billtrust’s customers’ systems, and costs for Billtrust’s cloud based infrastructure associated with production platforms.

Non-GAAP measures are additions to, and not substitutes for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered, individually or collectively, as alternatives to net income (loss), operating income (loss) or any other performance measure derived in accordance with GAAP or as alternative to cash flows from operating activities as a measure of liquidity.
Interests of South Mountain Directors and Officers in the Business Combination
When you consider the recommendation of the South Mountain Board in favor of approval of the Business Combination Proposal, you should keep in mind that certain of South Mountain’s Board and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder or warrantholder. These interests include, among other things:
•
the beneficial ownership of the Sponsor and certain members of the South Mountain Board and officers of an aggregate of 6,250,000 shares of South Mountain Class B Common Stock and 6,954,500 Private Placement Warrants, which shares and warrants were acquired for an aggregate investment of $6,979,500 at the time of the IPO and would become worthless if South Mountain does not complete a business combination by June 24, 2021, as such stockholders have waived any redemption right with respect to these shares. After giving effect to the forfeiture, cancellation and vesting provisions of the proposed business combination, the Sponsor would own up to an aggregate of 5.5 million shares of South Mountain Class A Common Stock (under the no redemption scenario and including shares subject to vesting) and no Private Placement Warrants. Such shares have an aggregate market value of approximately $   million, based on the closing price of South Mountain Class A Common Stock of $    on Nasdaq on    , 2020, the South Mountain Record Date. Each of our officers and directors is a member of the Sponsor. Harbour Reach Holdings, LLC is the managing member of the Sponsor and Mr. Michael Platt is the indirect controlling member of Harbour Reach Holdings, LLC;

•	the continued indemnification of current directors and officers of South Mountain and the continuation of directors’ and officers’ liability insurance after the Business Combination;
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the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•	the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not completed.
Interests of Billtrust Directors and Executive Officers in the Business Combination
When you consider the recommendation of the Billtrust board of directors with respect to approving the BCA, the Business Combination contemplated by the BCA and the other transactions contemplated by the BCA, the stockholders of Billtrust should be aware that certain members of the board of directors and executive officers of Billtrust have interests in the Business Combination that may be different from, or in addition to, your interests as a stockholder. The Billtrust board of directors was aware of such interests during its deliberations on the merits of the Business Combination and in deciding to recommend that Billtrust stockholders submit written consents in favor of the Billtrust Business Combination Proposal. In particular:
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Billtrust's directors and executive officers are expected to become directors and/or executive officers of New Billtrust upon the Closing. Specifically, the following individuals who are currently executive officers of Billtrust are expected to become executive officers of New Billtrust upon the closing of the Business Combination, serving in the offices set forth opposite their names below.

Name	Position
Flint A. Lane	Chief Executive Officer and Chairman of the New Billtrust Board
Steven Pinado	President
Mark Shifke	Chief Financial Officer
Joe Eng	Chief Information Officer
•
In addition, the following individuals who are currently members of the Billtrust board of directors are expected to become members of the New Billtrust board of directors upon the Closing: Clare Hart, Robert Farrell, Lawrence Irving and Matt Harris.

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All of Billtrust's executive officers and directors as of the date of the BCA hold Billtrust Capital Stock and/or Billtrust stock options. The holdings of these executive officers and directors who will continue with New Billtrust following the Business Combination are detailed in the section titled: “Security Ownership of Certain Beneficial Owners and Management.” Such executive officers and directors will receive merger consideration in accordance with the terms of the BCA.

Potential Actions to Secure Requisite Stockholder Approvals
In connection with the stockholder vote to approve the Business Combination, the Sponsor and South Mountain’s Board, officers, advisors or their affiliates may privately negotiate transactions to purchase shares of South Mountain Class A Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. None of the Sponsor or South Mountain’s board of directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase of shares may include a contractual acknowledgement that such stockholder, although still the record holder of the shares of South Mountain Class A Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or South Mountain’s Board, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to South Mountain for use in the Business Combination.
Regulatory Approvals Required for the Business Combination
Under the HSR Act and related rules, certain transactions, including the Business Combination, may not be completed until notifications have been given and information is furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. Completion of the Business Combination is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act.
At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division of the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Business Combination on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. South Mountain and Billtrust are not aware of any other regulatory approvals in the United States required for the consummation of the Business Combination.
Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, South Mountain will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Billtrust will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Billtrust (i.e., a capital transaction involving the issuance of stock by South Mountain for the stock of Billtrust). Accordingly, the assets, liabilities and results of operations of Billtrust will become the historical financial statements of New Billtrust, and South Mountain’s assets, liabilities and results of operations will be consolidated with Billtrust beginning on the acquisition date.
Billtrust has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•	Billtrust’s business will comprise the ongoing operations of the combined company immediately following the consummation of the Business Combination, which we refer to herein as “New Billtrust;”

•	Billtrust’s senior management will serve as senior management of New Billtrust;
•
Billtrust’s existing stockholders will have the greatest voting interest in New Billtrust and a majority interest under both the no redemption and maximum redemption scenarios (holding approximately 67.8% and 81.4% of the total shares outstanding of New Billtrust under the no redemption and maximum redemption scenarios, respectively);

•
Billtrust’s existing directors and individuals designated by, or representing, Billtrust’s existing stockholders will constitute at least five of the seven members of the initial New Billtrust Board following the consummation of the Business Combination;

•	Billtrust’s existing stockholders will have the ability to control decisions regarding election and removal of directors from the New Billtrust Board; and
•	New Billtrust will continue to operate under the Billtrust tradename and the headquarters of New Billtrust will be Billtrust’s existing headquarters.
Other factors were considered, including the purpose and intent of the Business Combination, noting that the preponderance of evidence as described above is indicative that Billtrust is the accounting acquirer in the Business Combination.
Sources and Uses of Funds
The following table summarizes the sources and uses for funding the Business Combination assuming no redemptions of any Public Shares and approximately $250 million of cash remaining in the Trust Account:
Sources:		Uses:
($ in millions)
Billtrust Equity Consideration	$1,012	Equity Consideration to New Billtrust stockholders	$1,012
Proceeds from Trust Account	250	Cash Consideration	178
Proceeds from PIPE Financing	200	Retire Existing Debt	45
Sponsor Equity Consideration	31	Cash to Balance Sheet	200
		Equity Consideration to Sponsor	31
		Estimated Total Fees and Expenses	27
Total Sources	$1,493	Total Uses	$1,493
The following table summarizes the sources and uses for funding the Business Combination assuming that the Public Stockholders holding approximately 90% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 22,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $227.1 million including a pro rata portion of interest accrued on the Trust Account of $2.1 million. This maximum redemption scenario is based on a minimum cash condition of $225 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other South Mountain cash and cash equivalents of South Mountain less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares:
Sources:		Uses:
($ in millions)
Billtrust Equity Consideration	$1,124	Equity Consideration to New Billtrust stockholders	$1,124
Proceeds from Trust Account	25	Cash Consideration	66
Proceeds from PIPE Financing	200	Retire Existing Debt	45
Sponsor Equity Consideration	31	Cash to Balance Sheet	88
		Equity Consideration to Sponsor	31
		Estimated Total Fees and Expenses	27
Total Sources	$1,380	Total Uses	$1,380
All of the sources and uses above are for illustrative purposes only. Where actual amounts are not known or knowable, the figures above represent South Mountain’s good faith estimate of such amounts, assuming a Closing as of December 30, 2020.

Satisfaction of 80% Test
Nasdaq rules require that an initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of signing a definitive agreement in connection with an initial business combination. The South Mountain Board has determined that the fair market value of the Business Combination meets this test.
Name; Headquarters of New Billtrust
The name of the combined company after the Business Combination will be BTRS Holdings Inc., and its headquarters will be located at 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648 and its phone number will be (609) 235-1010.
Board of New Billtrust following the Business Combination
Upon the Closing, we anticipate that the New Billtrust Board will consist of seven members, reclassified into three separate classes, with each class serving a three-year term, except that, with respect to the election of directors at the special meeting pursuant to Proposal No. 7—The Election of Directors Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). All of our existing directors of South Mountain, except for Charles B. Bernicker, have informed us that they will resign from our board of directors upon Closing.
Our board of directors has nominated the following individuals for election at our special meeting pursuant to Proposal No. 7—The Election of Directors Proposal:
•	Class I Directors: , , and ;
•	Class II Directors: , , and ; and
•	Class III Directors: , , and .
For additional details, see the sections of this proxy statement/consent solicitation statement/prospectus entitled “Proposal No. 7—The Election of Directors Proposal” and “Management After the Business Combination.”
Redemption Rights
Pursuant to our Existing Charter, holders of Public Shares may elect to have their Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Existing Charter. For illustrative purposes, based on funds in the Trust Account of approximately $252.3 million on September 30, 2020, the estimated per share redemption price would have been approximately $10.09. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of our South Mountain Class A Common Stock for cash and will no longer own shares of South Mountain. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Each redemption of Public Shares by our Public Stockholders will decrease the amount in the Trust Account, which held approximately $252.3 million on September 30, 2020 (net of Permitted Withdrawals). See the section entitled “Special Meeting in Lieu of the 2020 Annual Meeting of South Mountain Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Appraisal Rights
There are no appraisal rights available to holders of South Mountain Common Stock or South Mountain Warrants in connection with the Business Combination.

Ownership of New Billtrust After the Closing
It is anticipated that, upon the completion of the Business Combination, the ownership of New Billtrust will be as follows:
	Assuming No Redemption		Assuming Maximum Redemption
	Number of shares of New Billtrust Common Stock	%	Number of shares of New Billtrust Common Stock	%
Current Billtrust Stockholders	101,150,452	67.76%	112,400,452	81.43%
PIPE Investors	20,000,000	13.40%	20,000,000	14.49%
Current South Mountain Stockholders(1)	28,125,000	18.84%	5,625,000	4.08%
Total	149,275,452	100%	138,025,452	100%
(1)	Excludes 2,250,000 PIPE Shares held by certain current South Mountain stockholders included in the “PIPE Investors” total.
The numbers of shares and percentage interests set forth above reflect two different redemption scenarios laid out below.
•	Assuming no redemption scenario: This presentation assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares.
•
Assuming maximum redemption scenario: This presentation assumes that the Public Stockholders holding approximately 90% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 22,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $227.1 million including a pro rata portion of interest accrued on the Trust Account of $2.1 million. This maximum redemption scenario is based on a minimum cash condition of $225 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other South Mountain cash and cash equivalents of South Mountain less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

The presentation set forth above does not give effect to any performance vesting provisions applicable to any shares of South Mountain Common Stock and assumes (i) that there are no exercises of any South Mountain Warrants outstanding as of immediately prior to the Closing, (ii) the Closing Date will be December 30, 2020 and (iii) the issuance of all shares reserved for issuance under Billtrust’s existing equity incentive plans, including pursuant to outstanding options. In addition, the numbers of shares and percentage interests set forth above exclude the potential dilutive effect of the Earnout Securities. The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New Billtrust’s share ownership will be had the Business Combination occurred on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Vote Required for Approval
The Business Combination Proposal is conditioned on the approval of the Pre-Mergers Charter Proposal and the Nasdaq Proposal at the special meeting.
The Business Combination Proposal (and consequently, the BCA and the transactions contemplated thereby, including the Business Combination) will be approved and adopted if the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class, cast in person online or by proxy at the special meeting vote “FOR” the Business Combination Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.
Recommendation of the South Mountain Board
THE SOUTH MOUNTAIN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE BUSINESS COMBINATION AGREEMENT
The following is a summary of the material terms of the BCA. A copy of the BCA is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. The BCA has been attached to this proxy statement/consent solicitation statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about South Mountain, First Merger Sub, Second Merger Sub or Billtrust. The following description does not purport to be complete and is qualified in its entirety by reference to the BCA. You should refer to the full text of the BCA for details of the Mergers and the terms and conditions of the BCA.
The BCA contains representations and warranties that South Mountain, First Merger Sub and Second Merger Sub, on the one hand, and Billtrust, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the BCA and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the BCA. While South Mountain and Billtrust do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached BCA. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about South Mountain or Billtrust, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between South Mountain, First Merger Sub, Second Merger Sub and Billtrust, and are modified by the disclosure schedules.
General; Structure of the Mergers
On October 18, 2020, South Mountain, First Merger Sub, Second Merger Sub and Billtrust entered into the BCA, pursuant to which: (i) First Merger Sub will merge with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (Billtrust, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (ii) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”).
The First Merger is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon the Effective Time. The parties will hold the closing of the First Merger (the “First Merger Closing”) immediately prior to such filing of such certificate of merger, as promptly as practicable, but in no event later than the third business day after, the satisfaction or waiver (to the extent such waiver is permissible) of the conditions set forth in the BCA (other than those conditions that by their nature are to be satisfied at the First Merger Closing, but subject to the satisfaction or waiver of those conditions at such time), or on such other date, time or place as South Mountain and Billtrust may mutually agree.
The Second Merger is to become effective by filing a certificate of merger with the Secretary of State of the State of Delaware as soon as practicable following the Effective Time, but in any event within 10 days of the Effective Time, and will be effective immediately upon such filings or such later time as may be agreed by the parties and specified in such filings (such time, the “Second Effective Time”).
Conversion of Securities
Billtrust shall take all action necessary to cause each share of Billtrust Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Billtrust Common Stock at the then-effective conversion rate (as calculated pursuant to the Billtrust Charter) and a number of shares of Billtrust Common Stock issuable with respect to any accrued dividends in accordance with the terms of the Billtrust Charter (the “Billtrust Preferred Stock Conversion”). All of the shares of Billtrust Preferred Stock converted into shares of Billtrust Common Stock will be cancelled, will no longer be outstanding and will cease to exist and no payment or distribution shall be made with respect thereto, and each holder of Billtrust Preferred Stock will thereafter cease to have any rights with respect to such securities.

At the Effective Time (and for the avoidance of doubt, following the Billtrust Preferred Stock Conversion), by virtue of the First Merger and without any action on the part of South Mountain, First Merger Sub, Billtrust or the Billtrust stockholders:
(a)
each share of Billtrust Common Stock (including Billtrust Common Stock resulting from the Billtrust Preferred Stock Conversion) that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares) will be cancelled and converted into (i) the contingent right to receive a number of shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock as further described below (such shares, the “Earnout Shares”) (which may be zero (0)) and (ii) (A) if the holder of such share of Billtrust Common Stock properly and timely makes a Cash Election with respect to such Cash Electing Share, a pro rata portion of cash consideration, without interest, equal to the quotient of $1,189,504,520 divided by the Billtrust Outstanding Shares (the “Per Share Merger Consideration Value”) except that if (x) the sum of the aggregate number of Dissenting Shares and the aggregate number of Cash Electing Shares, multiplied by (y) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”) exceeds the Cash Consideration Cap, then each Cash Electing Share shall be converted into the right to receive (a) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Cash Consideration Cap and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (b) a number of validly issued, fully paid and nonassessable shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, equal to the product of (1) the Per Share Stock Consideration and (2) one minus the Cash Fraction; and (B) if the holder of such share of Billtrust Common Stock makes a proper election to receive shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable (a “Stock Election”), with respect to such share of Billtrust Common Stock, which election has not been revoked, or the holder of such share fails to make a Cash Election or Stock Election with respect to such share of Billtrust Common Stock, the Per Share Stock Consideration;

(b)
each share of Billtrust Capital Stock held in the treasury of Billtrust will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto (such shares of Billtrust Capital Stock, the “Cancelled Shares”);

(c)
each share of common stock of First Merger Sub, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation; and

(d)
each option to purchase Billtrust Common Stock, whether or not exercisable and whether or not vested, that is outstanding immediately prior to the Effective Time (each, a “Billtrust Option”) will be assumed by South Mountain and converted into (i) an option to purchase shares of South Mountain Class A Common Stock (each, a “Converted Option”), and (ii) the contingent right to receive a number of Earnout Securities following the Closing. Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Billtrust Option immediately before the Effective Time, except that (A) each Converted Option will be exercisable for that number of shares of South Mountain Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Billtrust Common Stock subject to the Billtrust Option immediately before the Effective Time and (2) the Per Share Stock Consideration; and (B) the per share exercise price for each share of South Mountain Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Billtrust Common Stock of such Billtrust Option immediately before the Effective Time by (2) the Per Share Stock Consideration.

(e)	The following terms shall have the respective meanings ascribed to them below:
“Billtrust Outstanding Shares” means the total number of shares of Billtrust Common Stock and Billtrust Preferred Stock (on an “as-converted” to Billtrust Common Stock basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of Billtrust Common Stock issuable upon the Billtrust Preferred Stock Conversion, the number of shares of Billtrust Common Stock issued or issuable upon the exercise of all Billtrust Options and the shares of Billtrust Common Stock underlying that certain warrant of Billtrust exercisable into 14,527 shares of Series C Preferred Stock issued to Square 1 Bank on July 10, 2014 (the “Billtrust Warrant”) or any other Equity Equivalents (as defined in the BCA).
“Closing Available Cash” means, without duplication, an amount equal to (a) Closing SMMC Cash (as defined in the BCA) minus (b) the lesser of: (i) $178 million and (ii) the Aggregate Cash Election Amount.
“Per Share Stock Consideration” means a number of shares of SMMC Elected Common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) 10.
“SMMC Elected Common Stock” means South Mountain Class A Common Stock; provided, that “SMMC Elected Common Stock” means South Mountain Class C Common Stock with respect to one Billtrust stockholder that has elected to receive South Mountain Class C Common Stock.
The common stock to be issued at the Effective Time will generally take the form of South Mountain Class A Common Stock, except one Billtrust stockholder has elected to receive South Mountain Class C Common Stock.
At the Second Effective Time, by virtue of the Second Merger and without any action on the part of South Mountain, Surviving Corporation, Second Merger Sub or the holders of any securities of South Mountain or the Surviving Corporation or the Second Merger Sub: (i) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time will be canceled and will cease to exist without any conversion thereof or payment therefor; and (ii) each membership interest in Second Merger Sub issued and outstanding immediately prior to the Second Effective Time will be converted into and become one validly issued, fully paid and non-assessable membership interest in the Surviving Entity, which will constitute the only outstanding equity of the Surviving Entity.
Earnout Securities
Pursuant to the contingent rights set forth above, up to 12,000,000 shares of New Billtrust Class 1 Common Stock and New Billtrust Class 2 Common Stock, as applicable, will be payable to each holder of shares of Billtrust Common Stock and/or Billtrust Options who has an Earnout Pro Rata Portion exceeding zero, in the amounts set forth below:
(a)
If the closing share price of New Billtrust Class 1 Common Stock equals or exceeds $12.50 for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the 5 year anniversary of the Closing Date (the first occurrence of the foregoing being referred to as the “$12.50 Share Price Milestone”, and such date is referred to as the “$12.50 Share Price Milestone Date”), a number of shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (the “$12.50 Earnout Shares”); and

(b)
If the closing share price of New Billtrust Class 1 Common Stock equals or exceeds $15.00 for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the 5 year anniversary of the Closing Date (the first occurrence of the foregoing being referred to as the “$15.00 Share Price Milestone”, and such date is referred to as the “$15.00 Share Price Milestone Date”), a number of shares of New Billtrust Class 1 Common Stock or New Billtrust Class 2 Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (the “$15.00 Earnout Shares”).

Pursuant to the contingent rights set forth above, the Earnout RSUs will be payable to each holder in the amounts set forth below:
(a)
To the extent that any portion of the $12.50 Earnout Shares that would otherwise be issued to a holder of Billtrust securities hereunder relates to a Converted Option that remains unvested as of the $12.50 Share Price Milestone Date (each such option, a “$12.50 Unvested Converted Option”), then in lieu of issuing such $12.50 Earnout Shares, New Billtrust shall instead issue, as soon as practicable following the later of (1) the occurrence of the $12.50 Share Price Milestone and (2) New Billtrust’s filing of a Form S-8 Registration Statement, to each holder of a $12.50 Unvested Converted Option, an award of restricted stock units of New Billtrust for a number of shares of New Billtrust Class 1 Common Stock equal to such portion of the $12.50 Earnout Shares issuable with respect to the $12.50 Unvested Converted Option (such number of shares being referred to as the “$12.50 Earnout RSUs”). A holder of a $12.50 Unvested Converted

Option shall only be granted $12.50 Earnout RSUs if such holder remains in continuous service to Billtrust or its successor as of the $12.50 Share Price Milestone Date and the applicable grant date. Such $12.50 Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting events of the applicable $12.50 Unvested Converted Option and shall be subject to the same vesting conditions as applied to the applicable $12.50 Unvested Converted Option. In the event that a Billtrust securityholder had more than one grant of Converted Options as of immediately prior to the Effective Time, the issuance of the Earnout Securities shall be apportioned among each of such grants of Converted Options as if each grant were held by a different person; and
(b)
To the extent that any portion of the $15.00 Earnout Shares that would otherwise be issued to a holder of Billtrust securities hereunder relates to a Converted Option that remains unvested as of the $15.00 Share Price Milestone Date (each such option, a “$15.00 Unvested Converted Option”), then in lieu of issuing such $15.00 Earnout Shares, New Billtrust shall instead issue, as soon as practicable following the later of (1) the occurrence of the $15.00 Share Price Milestone and (2) New Billtrust’s filing of a Form S-8 Registration Statement, to each holder of a $15.00 Unvested Converted Option, an award of restricted stock units of New Billtrust for a number of shares of New Billtrust Class 1 Common Stock equal to such portion of the $15.00 Earnout Shares issuable with respect to the $15.00 Unvested Converted Option (such number of shares being referred to as the “$15.00 Earnout RSUs” and together with the $12.50 Earnout RSUs, the “Earnout RSUs”). A holder of a $15.00 Unvested Converted Option shall only be granted $15.00 Earnout RSUs if such holder remains in continuous service to Billtrust or its successor as of the $15.00 Share Price Milestone Date and the applicable grant date. Such $15.00 Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting events of the applicable $15.00 Unvested Converted Option and shall be subject to the same vesting conditions as applied to the applicable $15.00 Unvested Converted Option. In the event that a Billtrust securityholder had more than one grant of Converted Options as of immediately prior to the Effective Time, the issuance of the Earnout Securities shall be apportioned among each of such grants of Converted Options as if each grant were held by a different person.

The following terms shall have the respective meanings ascribed to them below:
“Earnout Pro Rata Portion” means, with respect to:
(a)
each holder of outstanding shares of Billtrust Common Stock as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of SMMC Elected Common Stock into which such holder’s shares of Billtrust Common Stock are converted into in accordance with the BCA divided by (ii) the sum of (x) the total number of shares of SMMC Elected Common Stock into which all outstanding shares of Billtrust Common Stock are converted into in accordance with the BCA, plus (y) the total number of shares of South Mountain’s Class A Common Stock issued or issuable upon the exercise of the Converted Options; and

(b)
each holder of outstanding Billtrust Options as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of South Mountain’s Class A Common Stock issued or issuable upon the exercise of such holders Converted Options, divided by (ii) the sum of (x) the total number of shares of SMMC Elected Common Stock into which all outstanding shares of Billtrust Common Stock are converted into in accordance with the BCA, plus (y) the total number of shares of South Mountain Class A Common Stock issued or issuable upon the exercise of the Converted Options.

(c)
For the avoidance of doubt, the amounts set forth in clauses (a)(i) and (a)(ii) of above shall include the shares of SMMC Elected Common Stock contemplated by the BCA and shall take into account each share of Billtrust Common Stock delivered in satisfaction of the Billtrust Warrant. In no event shall the aggregate Earnout Pro Rata Portion exceed 100%.

In the event that within the five-year anniversary of the First Merger Closing (i) there is a Change of Control (as defined in the BCA) (or a definitive agreement providing for a Change of Control has been entered into), (ii) there is a liquidation, dissolution or winding up of New Billtrust initiated, (iii) there is a bankruptcy, reorganization, debt arrangement or similar proceeding instituted by or against New Billtrust or (iv) New Billtrust makes an assignment for the benefit of creditors, or petitions or applied to any governmental authority for, or consents or acquiesces to, the appointment of a custodian, receiver or trustee for all or substantially all of its assets or properties (each of clauses (i) through (iv), an “Acceleration Event”), then any Earnout Securities that have not been previously issued by New

Billtrust prior to such occurrence will be issued by New Billtrust as of immediately prior to the Effective Time (but in the case of the Billtrust Options, only such Billtrust Options that are vested as of such date (after giving effect to any acceleration or vesting of such Billtrust Options)) unless, in the event of an Acceleration Event that is a Change of Control, the value of the consideration to be received by the holders of the New Billtrust Common Stock in such Change of Control transaction is less than the stock price threshold applicable to the $12.50 Share Price Milestones and/or the $15.00 Share Price Milestone, as applicable.
Billtrust Stockholder Appraisal Rights
Under Section 262 of the DGCL, Billtrust stockholders who do not consent to the adoption of the BCA and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid on the amount determined to be “fair value.” Billtrust stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the BCA if they did not seek appraisal of their shares.
Any Billtrust stockholder wishing to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder's shares to New Billtrust (as the surviving corporation in the Business Combination), and that stockholder must not submit a written consent approving the adoption of the BCA. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights.
Any shares of Billtrust Capital Stock that are outstanding immediately prior to the Effective Time and that are held by Billtrust stockholders who shall have neither voted in favor of the First Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Billtrust Capital Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such shares of Billtrust Capital Stock, the “Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any Billtrust stockholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of his, her or its Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have his, her or its Dissenting Shares converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, without any interest thereon, upon surrender, if applicable, in the manner provided in the BCA, of the certificate or certificates that formerly evidenced such shares of Billtrust Capital Stock.
See Section 262 of the DGCL, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex M.
Representations, Warranties and Covenants
Representations and Warranties
The BCA contains customary representations, warranties and covenants of (i) Billtrust and (ii) South Mountain, First Merger Sub and Second Merger Sub, in each case relating to, among other things, their ability to enter into the BCA and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time. These representations and warranties have been made solely for the benefit of the other parties to the BCA.
The BCA contains representations and warranties made by Billtrust to South Mountain, First Merger Sub and Second Merger Sub relating to a number of matters, including the following:
•	organization and qualification to do business, subsidiaries;
•	organizational documents;
•	capitalization;
•	authority to enter into the BCA;

•	no conflicts and required filings and consents;
•	permits and compliance;
•	financial statements and internal controls;
•	absence of certain changes or events;
•	absence of litigation;
•	employee benefit plans;
•	labor and employment matters;
•	real property and title to assets;
•	intellectual property;
•	taxes;
•	environmental matters;
•	material contracts;
•	insurance;
•	approval of the Billtrust board of directors and Billtrust stockholder vote required;
•	certain business practices;
•	interested party transactions;
•	Exchange Act;
•	accuracy of registration statement;
•	brokers; and
•	exclusivity of the representations and warranties made by Billtrust.
The BCA contains representations and warranties made by South Mountain, First Merger Sub and Second Merger Sub to Billtrust relating to a number of matters, including the following:
•	corporate organization;
•	respective governing documents;
•	capitalization;
•	authority to enter into the BCA and South Mountain stockholder vote required;
•	no conflicts and required filings and consents;
•	compliance;
•	SEC filings, financial statements and Sarbanes-Oxley Act;
•	absence of certain changes or events;
•	absence of litigation;
•	approval of the South Mountain Board;
•	no prior operations of First Merger Sub and Second Merger Sub;
•	brokers;
•	the Trust Account;
•	employees;
•	taxes;

•	registration and listing of South Mountain Class A Common Stock, the Public Warrants and South Mountain Units;
•	accuracy of the registration statement; and
•	investigation and reliance.
Conduct of Business Pending the Merger
Billtrust has agreed that, prior to the Effective Time or the earlier termination of the BCA, it will conduct its business in the ordinary course of business and in a manner consistent with past practice. Billtrust has also agreed to use its reasonable best efforts to preserve substantially intact the current business organizations of Billtrust, to keep available the services of its current officers, key employees and consultants, to preserve the current relationships of Billtrust with customers, suppliers and other persons with which Billtrust has significant business relations and maintain all insurance policies of Billtrust or substitutes therefor.
In addition to the general covenants above, Billtrust has agreed that prior to the Effective Time or the earlier termination of the BCA, subject to specified exceptions, it will not, without the written consent of South Mountain (which may not be unreasonably conditioned, withheld or delayed):
•	amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents, other than with respect to the Post-Signing Billtrust Charter Amendment);
•
issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, (a) any shares of any class in the capital of Billtrust, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including, without limitation, any phantom interest), of Billtrust, provided that the exercise or settlement of any Billtrust Options in the ordinary course of business will not require the consent of South Mountain, provided further that Billtrust may grant equity compensation pursuant to Billtrust’s existing equity incentive plans in respect of an amount of shares of Billtrust Common Stock not to exceed 80,000 shares of Billtrust Common Stock in the aggregate; or (b) any material assets of Billtrust;

•	acquire any equity interest or other interest in any other entity or enter into a joint venture or business association with any other person;
•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any Billtrust Capital Stock;
•
reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Billtrust Capital Stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

•
(a) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof; or (b) incur any indebtedness for borrowed money or otherwise or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets except, with respect to this clause (b), the incurrence of indebtedness for borrowed money pursuant to the instruments described in the BCA in an amount not to exceed $10 million in the aggregate;

•
(a) grant any material increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of Billtrust; provided that other than any equity compensation granted pursuant to the provisions of the BCA, any such increase shall only take the form of cash and shall not include any equity equivalents or any increase that would be required to be disclosed in a filing with the SEC if Billtrust were subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Exchange Act, (b) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, or termination agreement with any current or former director, officer, employee or consultant, (c) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (d) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, (e) hire any new employee whose individual annual compensation will exceed $250,000, except that Billtrust may (i) provide increases in salary, wages, bonuses or benefits to employees as required or permitted under any Employee Benefit Plan (as defined in the BCA) that is maintained, contributed to, required to be contributed to, or sponsored by Billtrust for the benefit of any current or former employee, officer, director or consultant, or under which Billtrust has or could incur any liability (each, a “Plan”) or other employment or consulting agreement in effect on the date of the Business Combination, (ii) change the title of its employees in the ordinary course of business, (iii) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing on the date of the BCA, and (iv) enter into the retention agreements with certain executive officers, key employees or directors agreed upon in the BCA;
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other than as required by law or pursuant to the terms of an agreement entered into prior to the date of the BCA and disclosed to South Mountain or that Billtrust is not prohibited from entering into after the date of the BCA, grant any severance or termination pay to, any employee or director or officer of Billtrust other than in the ordinary course of business;

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adopt, amend or terminate any material Plan or any Employee Benefit Plan that would be a Plan if in effect as of the date of the BCA except as may be required by applicable law, is necessary in order to consummate the Business Combination, or health and welfare plan renewals in the ordinary course of business;

•	make any material tax election, amend a material tax return or settle or compromise any material U.S. federal, state, local or non-U.S. income tax liability;
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materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Billtrust’s material rights thereunder, in each case in a manner that is adverse to Billtrust;

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intentionally permit any material item of Billtrust intellectual property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Billtrust intellectual property;

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waive, release, assign, settle or compromise any litigation, suit, claim, action, proceeding, audit or investigation by or before any governmental authority, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $500,000 individually or $1,000,000 in the aggregate;

•	enter into, amend, modify or terminate or waive, assign or transfer any rights under any lease;
•	acquire or dispose or any interest in real property or fail to exercise any rights of renewal under any lease that by its terms would otherwise expire;
•	enter into any material new line of business outside of the business currently conducted by Billtrust as of the date of the BCA;
•	enter into, renew or amend any Billtrust affiliate agreement in any material respect;
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fail to maintain its existence or adopt or enter into a plan of complete or partial liquidation dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Billtrust (other than the transactions contemplated by the BCA); or

•	enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.
South Mountain has agreed that, prior to the Effective Time or the earlier termination of the BCA, the businesses of South Mountain, First Merger Sub and Second Merger Sub will be conducted in the ordinary course of business and in a manner consistent with past practice. In addition, South Mountain, First Merger Sub and Second Merger Sub have agreed that prior to the Effective Time or the earlier termination of the BCA, subject to specified exceptions, they will not, without the written consent of Billtrust (which may not be unreasonably withheld, conditioned or delayed):
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amend or otherwise change the organizational documents of South Mountain, First Merger Sub, or Second Merger Sub, or form any subsidiary of South Mountain other than First Merger Sub and Second Merger Sub, other than to effectuate the Existing Charter Amendment, the Proposed Charter and the Proposed Bylaws;

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declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Account that are required pursuant to the South Mountain organizational documents;

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reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the South Mountain Common Stock or South Mountain Warrants except for redemptions from the Trust Account that are required pursuant to the South Mountain organizational documents;

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issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of South Mountain, First Merger Sub, or Second Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including, without limitation, any phantom interest), of South Mountain, First Merger Sub, or Second Merger Sub, except (i) in connection with conversion of the shares of South Mountain Class B Common Stock pursuant to the South Mountain organizational documents or (ii) in connection with the Business Combination (including the transactions contemplated by the Subscription Agreements);

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acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization any division thereof, purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;

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incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for any such indebtedness of another person or persons, make any loans or advances, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of South Mountain, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business;

•	make any material tax election, amend a material tax return or settle or compromise any material U.S. federal, state, local or non-United States income tax liability;
•	liquidate, dissolve, reorganize or otherwise wind up the business and operations of South Mountain, First Merger Sub, or Second Merger Sub;
•	amend the Investment Management Trust Agreement, dated as of June 19, 2019, between South Mountain and Continental Stock Transfer & Trust Company; or
•	other than as set forth in the Proposed Charter, enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.
Additional Agreements
Registration Statement; Proxy Statement; Consent Solicitation
After the execution of the BCA, South Mountain (with the assistance and cooperation of Billtrust as reasonably requested by South Mountain) agreed to use reasonable best efforts to prepare and file with the SEC this proxy statement/consent solicitation statement/prospectus to be sent to the stockholders of South Mountain and to the stockholders of Billtrust as (x) an information statement relating, with respect to Billtrust’s stockholders, to the action to be taken by stockholders of Billtrust pursuant to a written consent or by vote at a meeting of Billtrust’s stockholders, and (y) as a proxy statement, with respect to South Mountain’s stockholders, in which South Mountain will solicit proxies from South Mountain’s stockholders to vote at the South Mountain special meeting for the purpose of voting on the South Mountain Proposals, within 5 business days after South Mountain’s receipt from Billtrust of (i) the audited balance sheets of Billtrust as of December 31, 2018 and December 31, 2019, and the related audited statements of operations and comprehensive loss, statements of redeemable convertible preferred stock and stockholders’ deficit, and cash flows of Billtrust for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB and (ii) the unaudited financial statements, including the condensed balance sheets as of June 30, 2020 and December 31, 2019 and the related condensed statements of operations and comprehensive loss, statements of redeemable convertible preferred stock and stockholders’ deficit, and cash flows, of Billtrust for the six-months ended June 30, 2020 and June 30, 2019, in each case, prepared in accordance with GAAP and Regulation S-X, and if not within such five business day period, as promptly as practicable thereafter. The registration statement, of which this proxy statement/consent solicitation statement/prospectus forms a part shall include for registration all shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock issued under the BCA, including the Earnout Shares.
South Mountain Stockholders’ Meeting; First Merger Sub Stockholders’ Approval; Second Merger Sub Stockholders’ Approval
South Mountain shall use its reasonable best efforts to call and hold the special meeting as promptly as practicable after this proxy statement/consent solicitation statement/prospectus becomes effective (but in any event shall hold the special meeting no later than the later of 30 days after the date on which the this proxy statement/consent solicitation statement/prospectus is mailed to stockholders of South Mountain and such other date as agreed by South Mountain and Billtrust) for the purpose of voting solely upon the South Mountain Proposals; provided that South Mountain may postpone or adjourn the special meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination by the South Mountain Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the South Mountain Proposals or otherwise take actions consistent with South Mountain’s obligations pursuant to the BCA. Subject to South Mountain’s ability to effect a South Mountain Modification in Recommendation, South Mountain (i) shall use its reasonable best efforts to obtain the approval of the South Mountain Proposals at the special meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the South Mountain Proposals (the “South Mountain Stockholder Approval”), and (ii) shall use its reasonable best efforts take all other action necessary or advisable to secure the required vote or consent of its stockholders. The South Mountain Board shall recommend to its stockholders that they approve the South Mountain Proposals (the “South Mountain Board Recommendation”) and shall include the South Mountain Board Recommendation in the this proxy statement/consent solicitation statement/prospectus, in each case, subject to the provisions of the BCA. Neither the South Mountain Board nor any committee thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to Billtrust the South Mountain Board Recommendation (any such event, a “South Mountain Modification in Recommendation”), provided, that if, at any time prior to obtaining the South Mountain Stockholder Approval, the South Mountain Board determines in good faith, in response to a South Mountain Superior Proposal or a South Mountain Intervening Event (each as defined below), as applicable, after consultation with its outside legal counsel, that the failure to make a South Mountain Modification in Recommendation would be a breach of its fiduciary duties under applicable law, South Mountain or the South Mountain Board may, prior to obtaining the South Mountain Stockholder Approval, make a South Mountain Modification in Recommendation; provided, further, that South Mountain will not be entitled to make, or agree or resolve to make, a South Mountain Modification in Recommendation unless (i) South Mountain delivers to Billtrust a written notice (a “South Mountain Modification in Recommendation Notice”) advising Billtrust that the South Mountain Board proposes to take such action and containing (A) with respect to a South Mountain Superior Proposal, the material terms and conditions of the South Mountain Superior Proposal that is the basis of the proposed action of the South Mountain Board or (B) with respect to a South Mountain Intervening Event, the material facts underlying the South Mountain Board’s determination that a South Mountain Intervening Event has occurred (in each case, it being acknowledged that such South Mountain Modification in Recommendation Notice shall not itself constitute a breach of the BCA), and (ii) at or after 5:00 p.m., New York City time, on the fifth business day immediately following the day on which South Mountain delivered the South Mountain Modification in Recommendation Notice (such period from the time the South Mountain Modification in Recommendation Notice is provided until 5:00 p.m. New York City time on the fifth business day immediately following the day on which South Mountain delivered the South Mountain Modification in Recommendation Notice (it being understood that (x) any material revision, amendment, update or supplement to the terms and conditions of a South Mountain Superior Proposal shall be deemed to constitute a new South Mountain

Superior Proposal and (y) any material development with respect to a South Mountain Intervening Event, in each case, shall require a new notice but with an additional four business day (instead of five business day) period from the date of such notice), the “South Mountain Modification in Recommendation Notice Period”)), the South Mountain Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a South Mountain Modification in Recommendation would be a breach of its fiduciary duties under applicable law. If requested by Billtrust, South Mountain will and will use its reasonable best efforts to cause its representatives to, during the South Mountain Modification in Recommendation Notice Period, engage in good faith negotiations with Billtrust and its representatives to make such adjustments in the terms and conditions of the BCA so as to obviate the need for a South Mountain Modification in Recommendation. South Mountain’s obligations under the BCA to call and hold the special meeting with respect to all South Mountain Proposals shall not be affected by any South Mountain Modification in Recommendation.
South Mountain may only adjourn the special meeting (i) to solicit additional proxies for the purpose of obtaining the South Mountain Stockholder Approval, or for the absence of a quorum and (ii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that South Mountain has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the South Mountain stockholders prior to the special meeting.
The following terms shall have the respective meanings ascribed to them below:
“South Mountain Superior Proposal” means a bona fide and written South Mountain Acquisition Proposal (as defined below) made after the date of the BCA (and not withdrawn), that did not result from a breach of the exclusivity provisions of the BCA, to acquire 100% of (A) the shares of capital stock or other equity securities of South Mountain or (B) the total voting power of the equity securities of South Mountain, that the South Mountain Board in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of South Mountain (solely in their capacity as such) than the transactions contemplated by the BCA after taking into account all such factors and matters deemed relevant in good faith by the South Mountain Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the BCA and the transactions contemplated by the BCA (including any offer by Billtrust to amend the terms of the BCA’s termination or break-up fee and conditions to consummation).
“South Mountain Intervening Event” means any material event, fact, development, circumstance or occurrence (but specifically excluding any South Mountain Acquisition Proposal, any changes in capital markets, any declines or improvements in financial markets or the timing of any approval or clearance of any governmental authority required for the consummation of the Mergers) that was not known and was not reasonably foreseeable to South Mountain or the South Mountain Board as of the date of the BCA (or the consequences of which were not reasonably foreseeable to the South Mountain Board as of the date of the BCA), and that becomes known to South Mountain or the South Mountain Board after the date of the BCA but prior to obtaining the South Mountain Stockholder Approval.
Billtrust Stockholders’ Requisite Approval
Billtrust shall (i) seek the written consent, in form and substance reasonably acceptable to South Mountain, of holders of the Requisite Approval in favor of the approval and adoption of the BCA and the Mergers and all other transactions contemplated by the BCA via written consent (the “Written Consent”) as soon as reasonably practicable after this proxy statement/consent solicitation statement/prospectus becomes effective, and in any event within three business days after this proxy statement/consent solicitation statement/prospectus becomes effective and (ii) in the event Billtrust determines it is not able to obtain the Written Consent, Billtrust shall call and hold a meeting of holders of shares of Billtrust Capital Stock for the purpose of voting solely upon the matters subject to the Requisite Approval (the “Billtrust Stockholders Meeting”) as soon as reasonably practicable after this proxy statement/consent solicitation statement/prospectus becomes effective, and in any event within twenty-five (25) days after this proxy statement/consent solicitation statement/prospectus becomes effective. In connection therewith, Billtrust shall use reasonable best efforts to, as promptly as practicable, (A) establish the record date (which record date shall be mutually agreed with South Mountain) for determining the Billtrust stockholders entitled to provide such Written Consent, (B) cause this proxy statement/consent solicitation statement/prospectus to be disseminated to the Billtrust stockholders in compliance with applicable law and (C) unless a Billtrust Modification in Recommendation has been made, solicit Written Consents from the Billtrust stockholders to obtain the Billtrust Stockholder Approval. The Billtrust board of directors shall recommend to the Billtrust stockholders that they approve and adopt the BCA and approve the Mergers and all other transactions contemplated by the BCA, subject to the provisions of the BCA. Neither the Billtrust board of directors nor any committee thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to South Mountain the Billtrust Board Recommendation (any such event, a “Billtrust Modification in Recommendation”); provided, that if, at any time prior to obtaining the Requisite Approval, the Billtrust board of directors determines in good faith, in response to a Billtrust Superior Proposal or a Billtrust Intervening Event, after consultation with its outside legal counsel, that the failure to make a Billtrust Modification in Recommendation would be a breach of its fiduciary duties under applicable law, Billtrust or the Billtrust board of directors may, prior to obtaining the Billtrust Stockholder Approval, make a Billtrust Modification in Recommendation; provided further, Billtrust will not be entitled to make, or agree or resolve to make, a Billtrust Modification in Recommendation unless (x) Billtrust delivers to South Mountain a written notice (a “Billtrust Modification in Recommendation Notice”) advising South Mountain that the Billtrust board of directors proposes to take such action and containing (I) with respect to a Billtrust Superior Proposal, the material terms and conditions of the Billtrust Superior Proposal that is the basis of the proposed action of the Billtrust board of directors or (II) with respect to a Billtrust Intervening Event, the material facts underlying the Billtrust board of directors’ determination that a Billtrust Intervening Event has occurred (in each case, it being acknowledged that such Billtrust Modification in Recommendation Notice shall not itself constitute a breach of the BCA), and (y) at or after 5:00 p.m., New York City time, on the fifth business day immediately following the day on which Billtrust delivered the Billtrust Modification in Recommendation Notice (such period from the time the Billtrust Modification in Recommendation Notice is provided until 5:00 p.m. New York City time on the fifth business day immediately following the day on which Billtrust delivered the Billtrust Modification in Recommendation Notice (it being understood that (1) any material revision, amendment, update or supplement to the terms and conditions of a Billtrust Superior Proposal shall be deemed to constitute a new Billtrust Superior Proposal and (2) any material development with respect to a Billtrust Intervening Event, in each case, shall require a new notice but with an additional four business day (instead of five business day) period from the date of such notice), the “Billtrust Modification in Recommendation Notice Period”), the Billtrust board of directors reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Billtrust Modification in Recommendation would be a breach of its fiduciary duties under applicable law. If requested by South Mountain, Billtrust will and will use its reasonable best efforts to cause its representatives to, during the Billtrust Modification in Recommendation Notice Period, engage in good faith negotiations with South Mountain and its representatives to make such adjustments in the terms and conditions of the BCA so as to obviate the need for a Billtrust Modification in Recommendation. Billtrust’s obligations under the BCA to seek the Written Consent or call and hold the Billtrust Stockholders Meeting shall not be affected by any Billtrust Modification in Recommendation.
The following terms shall have the respective meanings ascribed to them below:
“Billtrust Superior Proposal” means a bona fide and written Billtrust Acquisition Proposal made after the date of the BCA (and not withdrawn), that did not result from a breach of the exclusivity provisions of the BCA, to acquire 100% of (A) the net revenues, net income or consolidated assets (based on the fair market value thereof, as determined in good faith by the Billtrust board of directors) of Billtrust, (B) the shares of capital stock or other equity securities of Billtrust or (C) the total voting power of the equity securities of Billtrust, and that the Billtrust board of directors in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the Billtrust stockholders (solely in their capacity as such) than the transactions contemplated by the BCA after taking into account all such factors and matters deemed relevant in good faith by the Billtrust board of directors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the BCA and the transactions contemplated by the BCA (including any offer by South Mountain to amend the terms of the BCA’s termination or break-up fee and conditions to consummation).
“Billtrust Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Billtrust Acquisition Proposal, Billtrust Superior Proposal, any changes in capital markets, any declines or improvements in financial markets, the timing of any approval or clearance of any governmental authority required for the consummation of the Mergers, or the fact that, in and of itself, Billtrust exceeds internal or published projections or South Mountain does not achieve internal or published projections) that was not known and was not reasonably foreseeable to Billtrust or the Billtrust board of directors as of the date of the BCA (or the consequences of which were not reasonably foreseeable to the Billtrust board of directors as of the date of the BCA), and that becomes known to the Billtrust or the Billtrust board of directors after the date of the BCA but prior to obtaining the Billtrust Stockholder Approval.
Exclusivity
From the date of the BCA until the earlier of (a) the First Merger Closing and (b) the termination of the BCA, each of South Mountain and Billtrust will not, and will not authorize or permit their respective affiliates and its and their respective representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable, (ii) enter into discussions or negotiations with, or provide any information to, any person concerning a possible Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable, or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable; provided, that notwithstanding the foregoing, neither South Mountain nor Billtrust nor their respective board of directors are prevented from, prior to obtaining the Requisite Approval or the South Mountain Stockholder Approval, as applicable, contacting and engaging in negotiations or discussions with any person or group and their respective representatives who has made (and not withdrawn) a bona fide written Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable, after the date of the BCA that did not result from a breach of the foregoing, if the Billtrust board of directors or the South Mountain Board, as applicable, (i) has determined in good faith, after consultation with outside legal counsel and financial advisor(s), that such Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable, constitutes or would reasonably be expected to constitute, result in or lead to a Billtrust Superior Proposal or South Mountain Superior Proposal, as applicable and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be a breach of its fiduciary duties under applicable law. Each of South Mountain and Billtrust will, and will cause its affiliates and its and their respective representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could lead to, a Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable. Each of South Mountain and Billtrust will promptly (and in no event later than twenty-four (24) hours after receipt thereof by such party or its representatives) advise the other party orally and in writing of any Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable, any request for information with respect to any Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable, or any inquiry with respect to or which could reasonably be expected to result in a Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable, the material terms and conditions of such request, Billtrust Acquisition Proposal or South Mountain Acquisition Proposal, as applicable, or inquiry, and the identity of the person making the same.
Prior to the receipt of the South Mountain Stockholder Approval or the Requisite Approval, as applicable, either of the South Mountain Board or the Billtrust board of directors may, in response to a South Mountain Superior Proposal, a Billtrust Superior Proposal, a South Mountain Intervening Event or a Billtrust Intervening Event, as applicable, withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to the other party its recommendation that the South Mountain stockholders or Billtrust stockholders, as applicable, approve, with respect to South Mountain, the South Mountain Proposals and with respect to Billtrust, the BCA and the transactions contemplated by the BCA.
The following terms shall have the respective meanings ascribed to them below:
“Billtrust Acquisition Proposal” means any inquiry, proposal or offer from any person (other than South Mountain or any of its affiliates), that did not result from a breach of these exclusivity provisions, concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Billtrust; (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of Billtrust (other than the transactions contemplated by the BCA); or (iii) the sale, lease, exchange or other disposition of all or substantially all of Billtrust’s properties or assets.
“South Mountain Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Billtrust or any of its affiliates), that did not result from a breach of these exclusivity provisions, concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving South Mountain (other than the transactions contemplated by the BCA); (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of South Mountain; or (iii) the sale, lease, exchange or other disposition of all or substantially all of South Mountain’s properties or assets.

Stock Exchange Listing
South Mountain will use its reasonable best efforts to cause the shares of South Mountain Class A Common Stock to be issued in connection with the Business Combination to be approved for listing on the Nasdaq at the First Merger Closing and will keep Billtrust informed as to its progress. Until the First Merger Closing, South Mountain will use its reasonable best efforts to keep the Public Units, the South Mountain Class A Common Stock and the South Mountain Warrants listed for trading on the Nasdaq.
Other Covenants and Agreements
The BCA contains other covenants and agreements, including covenants related to:
•	Billtrust and South Mountain providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;
•	director and officer indemnification;
•	prompt notification of certain matters;
•	Billtrust and South Mountain using reasonable best efforts to consummate the Business Combination;
•	public announcement relating the Business Combination;
•	agreement relating to the intended tax treatment of the Business Combination;
•	cooperation regarding any filings required under the HSR Act;
•	South Mountain using reasonable best efforts to cause the South Mountain Class A Common Stock to be approved for listing on the Nasdaq;
•	the delivery by Billtrust of the PCAOB Audited Financials and of the Unaudited Interim Financial Statements;
•	South Mountain making disbursements from the Trust Account;
•	Billtrust taking all actions necessary to cause certain agreements to be terminated;
•	execution and delivery of the Confidentiality and Lock-Up Agreements and Registration Rights Agreement;
•	the exercise of the Billtrust Warrant; and
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Billtrust’s repayment of certain indebtedness, including the Financing Agreement, dated as of January 17, 2020 by and among Billtrust, the lenders from time to time party thereto, and TPG Specialty Lending, Inc. and other indebtedness agreed upon between Billtrust and South Mountain.

Conditions to Closing; Termination
Conditions to Closing
Mutual
The obligations of Billtrust, South Mountain, First Merger Sub and Second Merger Sub to consummate the Business Combination, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the First Merger Closing of the following conditions:
(a)	Billtrust Stockholder Approval will have been obtained;
(b)	the South Mountain Stockholder Approval will have been obtained;
(c)
no governmental authority of competent jurisdiction will have enacted or issued any law, rule, regulation or other judgment which has the effect of making the Business Combination illegal or otherwise prohibits the Business Combination;

(d)	the redemption offer in relation to the Public Shares will have been completed in accordance with the terms of the BCA and this proxy statement/consent solicitation statement/prospectus;
(e)
all required filings under the HSR Act, will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act will have expired or been terminated;

(f)
the registration statement, of which this proxy statement/consent solicitation statement/prospectus forms a part, will have been declared effective under the Securities Act; no stop order suspending the effectiveness of such registration statement will be in effect; and no proceedings for purposes of suspending the effectiveness of such registration statement will have been initiated or be threatened by the SEC;

(g)
the shares of South Mountain Class A Common Stock to be issued in connection with the transactions contemplated by the BCA (including the Earnout Shares) will have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

(h)	South Mountain will have at least $5,000,001 of net tangible assets remaining after the transactions contemplated by the BCA; and
(i)	the Existing Charter will have been amended by the Existing Charter Amendment.
South Mountain, First Merger Sub and Second Merger Sub
The obligations of South Mountain, First Merger Sub and Second Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the First Merger Closing of the following additional conditions:
(a)
the representations and warranties of Billtrust contained in (i) the sections of the BCA titled (A) Organization and Qualification; Subsidiaries, (B) Capitalization (other than clauses (a) and (g) thereof), (C) Authority Relative to This Agreement, (D) Board Approval; Vote Required, (E) Interested Party Transactions and (F) Brokers will each be true and correct in all material respects (unless such representation and warranties are qualified or limited as to Company Material Adverse Effect (as defined in the BCA) or other materiality qualification, in which case those such representations and warranties will be true and correct) as of the date of the BCA and as of the Closing Date and as if made anew at and as of that time, except to the extent of any changes that reflect actions expressly permitted in accordance with the interim operating covenants of Billtrust and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date; (ii) the section of the BCA titled Absence of Certain Changes or Events, solely with respect to there being no Company Material Adverse Effect, will be true and correct in all respects as of the date of the BCA and the Effective Time; (iii) the first three sentences of the section of the BCA titled Certificate of Incorporation and Bylaws, and clauses (a) and (g) of the section of the BCA titled Capitalization will be true and correct in all respects as of the date of the BCA and as of the Closing Date, as if made anew at and as of that time (except to the extent of any changes that reflect actions expressly permitted by the interim operating covenants of Billtrust and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation or warranty will be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to Billtrust, South Mountain, First Merger Sub, Second Merger Sub or their affiliates (other than, with respect to clause (c) of the section titled Capitalization, as a result of the conversion of currently outstanding Billtrust Preferred Stock or exercise of currently outstanding Billtrust Options or Billtrust Warrant, in each case, in accordance with the terms of the Billtrust Charter, the existing equity incentive plans of Billtrust or the Billtrust Warrant, as applicable, in effect as of the date of the BCA); and (iv) all other representations and warranties of Billtrust contained in the BCA will be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date of the BCA and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), as if made anew at and as of that time except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(b)	Billtrust will have performed or complied in all material respects with all agreements and covenants required by the BCA to be performed or complied with by it on or prior to the Effective Time;
(c)	Billtrust will have delivered to South Mountain a customary officer’s certificate, dated as of the Closing Date, certifying as to the satisfaction of certain conditions;

(d)	no Company Material Adverse Effect will have occurred between the date of the BCA and the Closing Date;
(e)	Billtrust will have delivered to South Mountain the PCAOB Audited Financials;
(f)
Billtrust will have delivered to South Mountain a properly executed certification that the shares of Billtrust Capital Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897and 1445 of the Code, together with a notice to the Internal Revenue Service (“IRS”) (which shall be filed by South Mountain with the IRS following the First Merger Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations; and

(g)	Billtrust will have terminated certain contracts in accordance with the terms of the BCA.
Billtrust
The obligations of Billtrust to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the First Merger Closing of the following additional conditions:
(a)
the representations and warranties of South Mountain, First Merger Sub and Second Merger Sub contained in (i) the sections of the BCA titled (A) Corporate Organization (B) Capitalization (other than clauses (a) and (e) thereof), (C) Authority Relative to This Agreement, (D) Board Approval and (E) Brokers in the BCA will each be true and correct in all material respects (unless such representation and warranties are qualified or limited as to SMMC Material Adverse Effect (as defined in the BCA) or other materiality qualification, in which case those such representations and warranties will be true and correct) as of the date of the BCA and as of the Closing Date as if made anew at and as of that time, except to the extent of any changes that reflect actions expressly permitted in accordance with the interim operating covenants of South Mountain, First Merger Sub and Second Merger Sub and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date; (ii) the section of the BCA titled Absence of Certain Changes or Events, solely with respect to there being no SMMC Material Adverse Effect, will be true and correct in all respects as of the date of the BCA and the Effective Time; (iii) the section of the BCA titled Governing Documents and clause (a) and the second sentence of clause (e) of the section of the BCA titled Capitalization will be true and correct in all respects as of the date of the BCA and as of the Closing Date, as if made anew at and as of that time (except to the extent of any changes that reflect actions expressly permitted by the interim operating covenants of South Mountain, First Merger Sub and Second Merger Sub and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation or warranty will be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to Billtrust, South Mountain, First Merger Sub, Second Merger Sub or their affiliates; and (iv) all other representations and warranties of South Mountain, First Merger Sub and Second Merger Sub contained in the BCA will be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “SMMC Material Adverse Effect” or any similar limitation set forth therein) as of the date of the BCA and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date), as if made anew at and as of that time except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a SMMC Material Adverse Effect;

(b)
South Mountain, First Merger Sub and Second Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the BCA to be performed or complied with by it on or prior to the Effective Time;

(c)	South Mountain will have delivered to Billtrust a customary officer’s certificate, dated as of the Closing Date, certifying as to the satisfaction of certain conditions;
(d)	no SMMC Material Adverse Effect will have occurred between the date of the BCA and the Closing Date;
(e)
other than those persons identified as continuing directors in the BCA, all members of the South Mountain Board and all officers of South Mountain, as required pursuant to the BCA, will have executed written resignations effective as of the Effective Time;

(f)	the Share and Warrant Cancellation Agreement will remain in full force in effect, and the parties thereto will be in compliance with the terms and conditions thereof in all material respects;
(g)
the conditions contained in the Subscription Agreements to the obligations of the parties thereto to consummate the PIPE Financing shall have been satisfied or waived in accordance with the Subscription Agreements (other than those conditions that by their nature are to be satisfied at, or contemporaneously with, the First Merger Closing or the Effective Time). The condition in the Subscription Agreements that the representations and warranties of South Mountain shall be true and correct in all material respects will have been satisfied or waived in accordance with the Subscription Agreements, assuming that the closing of the PIPE Financing occurred at the First Merger Closing and assuming the satisfaction or waiver of the closing condition that the representations and warranties of Billtrust shall be true and correct in all material respects as set forth in the BCA; and

(h)	that there be a minimum of $225 million of cash on the New Billtrust balance sheet at the First Merger Closing.
Termination
The BCA may be terminated and the Business Combination may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the BCA and the Business Combination by the stockholders of Billtrust or the stockholders of South Mountain, respectively, as follows:
(a)	by mutual written consent of South Mountain and Billtrust;
(b)
by South Mountain or Billtrust, if the Effective Time has not occurred prior to March 15, 2021 (the “Outside Date”); provided, however, that the BCA may not be terminated by any party that either directly or indirectly through its affiliates is in material breach or violation of any representation, warranty, covenant, agreement or obligation contained in the BCA and such material breach or violation is the principal cause of the failure of any of the conditions precedent to the Mergers on or prior to the Outside Date;

(c)
by South Mountain or Billtrust, if any governmental authority in the United States has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

(d)
by South Mountain or Billtrust, (i) if South Mountain has failed to obtain the South Mountain Stockholder Approval at the special meeting (subject to any adjournment or recess of the meeting) or (ii) if (A) a Billtrust Modification in Recommendation has occurred and (B) Billtrust has held the Billtrust Stockholders Meeting and failed to obtain the Billtrust Stockholder Approval at the Billtrust Stockholders Meeting within 25 days after the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part becomes effective;

(e)
by South Mountain if (i) (A) a Billtrust Modification in Recommendation has not occurred and (B) Billtrust has failed to obtain the Billtrust Stockholder Approval within three business days after the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part becomes effective or (ii) the Post-Signing Billtrust Charter Amendment is not effective as of the time the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part becomes effective in accordance with applicable law;

(f)
by South Mountain if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Billtrust set forth in the BCA, or if any representation or warranty of Billtrust will have become untrue, in either case such that the conditions described in subsections (a) and (b) under the heading “Conditions to Closing; South Mountain, First Merger Sub and Second Merger Sub” would not be satisfied (a “Terminating Billtrust Breach”); provided that South Mountain has not waived such Terminating Billtrust Breach and South Mountain, First Merger Sub and Second Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the BCA; provided, further, that, if such Terminating Billtrust Breach is curable by Billtrust, South Mountain may not terminate the BCA under this provision for so long as Billtrust continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by South Mountain to Billtrust;
(g)
by Billtrust if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of South Mountain, First Merger Sub and Second Merger Sub set forth in the BCA, or if any representation or warranty of South Mountain, First Merger Sub and Second Merger Sub will have become untrue, in either case such that the conditions described in subsections (a) and (b) under the heading “Conditions to Closing; Billtrust” would not be satisfied (a “Terminating South Mountain Breach”); provided that Billtrust has not waived such Terminating South Mountain Breach and Billtrust is not then in material breach of its representations, warranties, covenants or agreements in the BCA; provided, further, that, if such Terminating South Mountain Breach is curable by South Mountain, First Merger Sub and Second Merger Sub, Billtrust may not terminate the BCA under this provision for so long as South Mountain, First Merger Sub and Second Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by Billtrust to South Mountain;

(h)	by Billtrust, in the event of a South Mountain Modification in Recommendation; or
(i)	by South Mountain, in the event of a Billtrust Modification in Recommendation.
Effect of Termination
If the BCA is terminated, the BCA will become void, and there will be no termination fee payable or any other liability under the BCA on the part of any party thereto, except as set forth in the BCA or in the case of termination subsequent to a party’s knowing and intentional material breach of any of its representations or warranties or covenants included in the BCA. In the event the BCA is terminated by either party in accordance with the termination rights set forth in item (d)(ii) above or terminated by South Mountain in accordance with the termination rights set forth in items (e) or (i) above, then South Mountain shall be entitled to receive an amount equal to the actual fees and expenses incurred by South Mountain or Sponsor in connection with the BCA and the transactions contemplated by the BCA, but excluding any underwriting fees and discounts, in an amount not to exceed $5 million.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the BCA, which are referred to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. Copies of the form of Billtrust Stockholder Support Agreement, form of South Mountain Stockholder Support Agreement, form of Non-Redemption agreement, form of Subscription Agreement, form of Share and Warrant Cancellation Agreement, form of Amended and Restated Registration Rights Agreement, form of Stockholders Agreement and form of Confidentiality and Lock-Up Agreement are attached hereto as Annex G, Annex H, Annex I, Annex J, Annex K, Annex L, Annex M and Annex N, respectively. You are encouraged to read the Related Agreements in their entirety.
Billtrust Stockholder Support Agreements
Concurrently with the execution of the BCA, the Supporting Billtrust Stockholders executed and delivered to South Mountain support agreements, pursuant to which, among other things, such persons have agreed (a) to support the adoption of the BCA and the approval of the Business Combination, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions. As of September 30, 2020, the Supporting Billtrust Stockholders who had entered into Billtrust Stockholder Support Agreements collectively held approximately 88.5% of the outstanding shares of Billtrust Capital Stock, approximately 91.9% of the outstanding shares of Billtrust Preferred Stock and approximately 92.1% of the outstanding shares of Billtrust Series E Preferred Stock.
South Mountain Stockholder Support Agreement
Concurrently with the execution of the BCA, a holder of South Mountain Class A Common Stock executed a support agreement with Billtrust (the “South Mountain Support Agreement”), pursuant to which, among other things, such holder has agreed (a) to support the adoption of the BCA and the approval of the Business Combination, as well as the proposals contained in this proxy statement/consent solicitation statement/prospectus, subject to certain customary conditions, and (b) not to transfer any of its Subject Shares (as defined in the South Mountain Support Agreement) (or enter into any arrangement with respect thereto), subject to certain customary conditions.
Non-Redemption Agreement
Concurrently with the execution of the BCA, a stockholder of South Mountain entered into a non-redemption agreement (the “Non-Redemption Agreement”) with South Mountain and Billtrust, pursuant to which, among other things, such stockholder owning in the aggregate 2,227,500 shares of South Mountain Class A Common Stock agreed not to elect to redeem or tender or submit for redemption any Public Shares held by such stockholder.
PIPE Subscription Agreements
Concurrently with the execution of the BCA, South Mountain entered into separate subscription agreements (each, a “Subscription Agreement”) with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and South Mountain agreed to sell to the PIPE Investors the PIPE Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $200 million, in the PIPE Financing.
The Subscription Agreements are in all material respects similar to the Form of Subscription Agreement attached to this proxy statement/consent solicitation statement/prospectus as Annex I. The Subscription Agreement contains customary representations and warranties of South Mountain, on the one hand, and each PIPE Investor, on the other hand.
The closing of the PIPE Financing is expected to occur concurrently with the Closing and is contingent upon, among other customary closing conditions, the condition that the Business Combination shall have been or will be consummated substantially concurrently with the closing of the PIPE Financing. The purpose of the PIPE Financing is to raise additional capital for use by New Billtrust following the Closing.
Pursuant to the Subscription Agreements, South Mountain agreed that, within 30 calendar days after the Closing (the “Filing Deadline”), New Billtrust will file with the SEC (at New Billtrust’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and New Billtrust will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 90 calendar days (or 120 calendar days if the SEC notifies New Billtrust that it will “review” such PIPE Resale Registration Statement) after the Closing and (ii) the tenth business day after the date New Billtrust is notified by the SEC that such PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). Until the earliest of (i) the date on which the PIPE Shares may be resold without volume or manner of sale restrictions (including as may be applicable to affiliates) pursuant to Rule 144 in compliance with Rule 144(i)(2) and without the requirement for Billtrust to be in compliance with the current public information requirements under Rule 144(c)(1), (ii) the date on which such PIPE Shares have actually been sold and (iii) the date which is two years after the closing of the PIPE Financing, except for such times New Billtrust is permitted under the Subscription Agreements to suspend the use of the prospectus forming part of the PIPE Resale Registration Statement, New Billtrust must use commercially reasonable efforts to keep such PIPE Resale Registration Statement effective. South Mountain also agreed that New Billtrust will file all reports and other documents required of New Billtrust to enable the PIPE Investors to resell the PIPE Shares pursuant to Rule 144.
Share and Warrant Cancellation Agreement
Concurrently with the execution of the BCA, South Mountain and Billtrust entered into a Share and Warrant Cancellation Agreement with the Sponsor, which provides that immediately prior to, and contingent upon, the consummation of the Closing, (i) the Sponsor will forfeit 4,166,667 Private Placement Warrants held by the Sponsor prior to the Closing, which shall be automatically cancelled by South Mountain upon the Cancellation Effective Time, (ii) 2,787,833 Private Placement Warrants held by the Sponsor prior to the Cancellation Effective Time will be automatically transferred by the Sponsor to South Mountain for cancellation in exchange for newly issued shares of South Mountain Class A Common Stock, at an exchange ratio of one Private Placement Warrant for 0.1793508 of a share of South Mountain Class A Common Stock (such total rounded to the nearest whole share), resulting in the transfer of all 2,787,833 Private Placement Warrants by the Sponsor to South Mountain for cancellation in exchange for 500,000 shares of South Mountain Class A Common Stock, subject to certain vesting conditions set forth in the Share and Warrant Cancellation Agreement, (iii) the Sponsor will forfeit at least 1,250,000 shares of South Mountain Class B Common Stock held by the Sponsor prior to the Cancellation Effective Time, which shall be automatically cancelled by South Mountain upon the Cancellation Effective Time, which number may be adjusted based on the number of Public Shares redeemed by the Public Stockholders prior to the Business Combination (the “Forfeited Shares”), (iv) an aggregate of 3,125,000 of the shares of South Mountain Class B Common Stock will vest immediately following Closing and (v) the remainder of the Sponsor’s shares of South Mountain Class B Common Stock (or shares of South Mountain Class A Common Stock issued or issuable upon conversion thereof) not otherwise forfeited pursuant to the Share and Warrant Cancellation Agreement shall, at the Cancellation Effective Time, immediately become unvested and subject to the vesting and forfeiture provisions set forth in the Share and Warrant Cancellation Agreement, whereby half of such shares will vest upon the occurrence of the $12.50 Share Price Milestone and half of such shares will vest upon the occurrence of the $15.00 Share Price Milestone. In addition, the shares subject to the $12.50 Share Price Milestone or the $15.00 Share Price Milestone will accelerate vesting upon a change of control of New Billtrust that occurs within five years of Closing and provides for consideration to New Billtrust holders of at least $12.50 per share, or $15.00 per share, respectively. Any shares subject to vesting pursuant to the Share and Warrant Cancellation Agreement will be forfeited to the extent such shares remain unvested following the five year anniversary of the Closing.
Amended and Restated Registration Rights Agreement
Concurrently with the execution of the BCA, South Mountain, Sponsor, Billtrust and certain significant stockholders of Billtrust and South Mountain entered into the Registration Rights Agreement. The Registration Rights Agreement will become effective upon the consummation of the Business Combination (as defined in the Registration Rights Agreement). Under the Registration Rights Agreement, following the Closing, stockholders party to the Registration Rights Agreement may request to sell all or any portion of their registrable securities in an underwritten offering up to two times. New Billtrust also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that New Billtrust will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.
Stockholders Agreement
Concurrently with the execution of the BCA, South Mountain entered into a Stockholders Agreement (the “Stockholders Agreement”) with Sponsor, to be effective upon the Closing. Pursuant to the Stockholders Agreement,

Sponsor and its successors and any “permitted transferees” (as defined in the Stockholders Agreement) (together, the “Stockholder Parties”) will have the right to nominate one individual as may be designated from time to time (the “Sponsor Director”) to the New Billtrust Board following the Closing for so long as the Stockholder Parties beneficially own, in the aggregate, a number of shares of South Mountain Class A Common Stock (or securities of New Billtrust into which such shares of South Mountain Class A Common Stock are converted or reclassified or for which such shares of South Mountain Class A Common Stock are exchanged) equal to or greater than 20% of the aggregate number of shares of South Mountain Class A Common Stock beneficially owned by the Stockholder Parties immediately following the Closing (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like, the “20% Threshold”).
Pursuant to the Stockholders Agreement, the Stockholder Parties will have certain information rights for so long as such parties and their permitted transferees beneficially own, in the aggregate, a number of shares of South Mountain Class A Common Stock (or securities of New Billtrust into which such shares of South Mountain Class A Common Stock are converted or reclassified or for which such shares of South Mountain Class A Common Stock are exchanged) equal to or greater than the 20% Threshold. The Stockholders Agreement will terminate with respect to the Stockholder Parties at the time that they cease to collectively beneficially own, in the aggregate, a number of shares of South Mountain Class A Common Stock (or securities of New Billtrust into which such shares of South Mountain Class A Common Stock are converted or reclassified or for which such shares of South Mountain Class A Common Stock are exchanged) equal to or greater than the 20% Threshold.
Confidentiality and Lockup Agreements
Concurrently with the execution of the BCA, certain Billtrust stockholders, including all Billtrust senior officers and directors continuing with New Billtrust and their affiliates that hold Billtrust securities, entered into the Confidentiality and Lockup Agreements. Pursuant to the Confidentiality and Lockup Agreements, such stockholders have agreed that they will not, during the period beginning at the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the Closing Date, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Billtrust Common Stock, or any options or warrants to purchase any shares of New Billtrust Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Billtrust Common Stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreements). The Confidentiality and Lockup Agreements will become effective upon the consummation of the Business Combination.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE
MERGERS AND THE REDEMPTION
The following is a discussion of the material U.S. federal income tax consequences of (i) the Mergers to the U.S. Holders (as defined below) of Billtrust Common Stock and (ii) the exercise by Public Stockholders of their redemption rights in connection with the Mergers.
This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this registration statement. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only those (i) U.S. Holders of Billtrust Common Stock that hold their shares of Billtrust Common Stock and will, following the Mergers, hold their shares of New Billtrust Common Stock, and (ii) Public Stockholders that hold Public Shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising as a result of the Medicare contribution tax on net investment income, the alternative minimum tax or special tax accounting rules under Section 451(b) of the Code, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	a real estate investment trust;
•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
•	an insurance company;
•	a regulated investment company or a mutual fund;
•	a “controlled foreign corporation” or a “passive foreign investment company”;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a holder of Billtrust Common Stock that received Billtrust Common Stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a holder of Billtrust Common Stock or Public Shares that has a functional currency other than the U.S. dollar;
•
a holder of Billtrust Common Stock that holds Billtrust Common Stock, or a Public Stockholder that holds Public Shares, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a holder of Billtrust Common Stock that is not a U.S. Holder;
•	a holder of Billtrust Common Stock or Public Shares that is a U.S. expatriate; or
•	a holder of Billtrust Common Stock who exercises its appraisal rights.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Billtrust Common Stock, or beneficial owner of Public Shares, as applicable, that is (1) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S.

federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. Holder” means a beneficial owner of Public Shares (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.
If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Billtrust Common Stock or Public Shares, the U.S. federal income tax consequences of the Mergers, or of a redemption of Public Shares, as applicable, to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds Billtrust Common Stock or Public Shares, and any partners in such partnership, are urged to consult their own tax advisors with respect to the tax consequences of the Mergers, or of a redemption of Public Shares, as applicable, in their specific circumstances.
The tax consequences of the Mergers or of a redemption of your Public Shares, as applicable, will depend on your specific situation. You are urged to consult with your own tax advisor as to the tax consequences of the Mergers or of a redemption of your Public Shares, as applicable, in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.
Tax Consequences of the Mergers to U.S. Holders of Billtrust Common Stock
The parties intend for the Mergers to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The obligations of Billtrust and South Mountain to complete the Mergers are not conditioned on the receipt of opinions from tax counsel to the effect that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and the Mergers may occur even if they do not so qualify.
Neither Billtrust nor South Mountain has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position that the Mergers do not constitute a “reorganization.” Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the Mergers to such holder.
The following discussion assumes that any Earnout Shares will be treated for U.S. federal income tax purposes as consideration that can be received on a tax-deferred basis under the reorganization provisions of the Code as opposed to taxable “boot.” If the Earnout Shares are treated as taxable “boot,” the tax consequences described below could be materially different.
Tax Consequences if the Mergers Qualify as a Reorganization
Assuming that the Mergers qualify as a “reorganization” under the provisions of Section 368(a) of the Code, in general, the following tax consequences will result if you exchange shares of Billtrust Common Stock (i) solely for South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, (ii) for South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, and cash or (iii) solely for cash:
You will not recognize gain or loss upon exchanging your Billtrust Common Stock for South Mountain Class A Common Stock or South Mountain Class C Common Stock. The aggregate tax basis in the South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, that you receive pursuant to the Mergers (including, except as discussed below with respect to any Earnout Securities that represent imputed interest, any Earnout Securities received as described above under the heading “The Business Combination”) will equal your aggregate adjusted tax basis in the shares of the Billtrust Common Stock you surrender. Such aggregate adjusted tax basis will be allocated to the South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, you receive. Your holding period for the South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, that you receive pursuant to the Mergers (excluding any Earnout Securities treated as imputed interest) will include your holding period for the shares of the Billtrust Common Stock you surrender. A portion of any Earnout Securities you receive pursuant to the Mergers will be taxable to you upon receipt as imputed interest. Your basis in any Earnout Securities treated as imputed interest will equal the fair market value of such shares on the date of receipt and your holding period in such Earnout Securities will begin on the day following the date of receipt.

If you receive stock and cash in the Mergers, you will recognize gain, if any, but not loss, in amount equal to the lesser of: (i) the amount of cash received in the exchange and (ii) the amount of gain realized in the exchange (computed as the excess of the sum of the cash received in the Mergers plus the fair market value of the South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, received in the Mergers over your adjusted tax basis of the shares of Billtrust Common Stock surrendered in the exchange). If you acquired shares of Billtrust Common Stock at different times, you must calculate gain or loss separately for each identifiable block of shares (i.e., shares acquired at the same cost in a single transaction) of Billtrust Common Stock you surrender pursuant to the Mergers, and your tax basis and holding period in the South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, you receive in the Mergers may be determined with reference to each identifiable block of Billtrust Common Stock surrendered.
If you receive solely cash in the Mergers, you will recognize gain or loss equal to the difference between the amount of cash received in the exchange and your adjusted tax basis of the shares of Billtrust Common Stock surrendered in the exchange. Such recognized gain or loss will be long-term capital gain or loss if the Billtrust Common Stock has been held for more than one year as of the date of the exchange, and will be short-term capital gain or loss if the Billtrust Common Stock has been held for one year or less as of such date.
If you receive cash instead of a fractional share of South Mountain Class A Common Stock or South Mountain Class C Common Stock, your tax treatment with respect to such fractional share should generally be the same as the treatment described in the paragraph above with respect to U.S. Holders that receive solely cash.
If you acquired different blocks of Billtrust Common Stock at different times or different prices, you are urged to consult your tax advisor regarding the manner in which gain or loss should be determined in your specific circumstances.
Tax Consequences if the Mergers Do Not Qualify as a Reorganization
If the Mergers do not qualify as a reorganization under Section 368(a) of the Code, you will recognize gain or loss in an amount equal to the difference between (x) the cash and the fair market value of the South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, you receive and (y) your adjusted tax basis in the shares of Billtrust Common Stock you surrender. Gain or loss will be calculated separately for each block of Billtrust Common Stock (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if your Billtrust Common Stock has been held for more than one year at the time of the Mergers. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses is limited. You generally will have an aggregate tax basis in the shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock, as applicable, received equal to the fair market value of such shares as of the date such shares are received, and your holding period in such shares of South Mountain Class A Common Stock or South Mountain Class C Common Stock would begin on the day following the date of the merger.
If you receive cash instead of a fractional share of South Mountain Class A Common Stock or South Mountain Class C Common Stock, you are urged to consult your tax advisor regarding the manner in which such cash is taxed (e.g., as a dividend as a result of the application of Section 304 of the Code to the transaction or as a transaction that may give rise to capital gain or loss).
You should consult your tax advisor as to the consequences of the possible receipt of any Earnout Shares in the event the Mergers do not qualify as a reorganization, including the possible application of the installment sale rules.
Information Reporting
Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Billtrust Common Stock. A “significant holder” is a holder of Billtrust Common Stock, that, immediately before the Mergers, owned at least 1% (by vote or value) of the outstanding stock of Billtrust (or, in certain instances, Billtrust Common Stock with a basis of at least $1 million). You are urged to consult your tax advisor as to the potential application of these information reporting requirements.
All holders of Billtrust Common Stock are urged to consult their tax advisors with respect to the tax consequences of the Mergers in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Tax Consequences of a Redemption of Public Shares
The discussion below applies to you if you are a Public Stockholder that exercises redemption rights in connection with the Mergers with respect to your Public Shares.
Tax Consequences of Redemption for U.S. Holders
The discussion below applies to you if you are a “U.S. Holder” (as defined above) of Public Shares that exercises the redemption rights described above under “Special Meeting In Lieu of the 2020 Annual Meeting of South Mountain Stockholders–Redemption Rights” with respect to your Public Shares.
Treatment of Redemption
The treatment of a redemption of your Public Shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of the Public Shares, you will recognize gain or loss as described below under “—Taxation of Redemptions Treated as a Sale or Exchange of Public Shares.” If the redemption does not qualify as a sale of Public Shares, you will be treated as receiving a corporate distribution subject to tax as described below under “—Taxation of Redemptions Treated as a Distribution”. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of South Mountain Class A Common Stock treated as held by you (including any shares constructively owned by the you) relative to all of the shares of South Mountain Class A Common Stock outstanding both before and after the redemption. The redemption of Public Shares generally will be treated as a sale of the Public Shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in South Mountain, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, you must take into account not only shares of South Mountain Class A Common Stock actually owned by you, but also shares of South Mountain Class A Common Stock that are constructively owned by you. In addition to shares owned directly, you may constructively own shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares of South Mountain Class A Common Stock you have a right to acquire by exercise of an option. There will be a complete termination of your interest if either (i) all of the shares of South Mountain Class A Common Stock actually and constructively owned by you are redeemed or (ii) all of the South Mountain Class A Common Stock actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of Public Shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in South Mountain. Whether the redemption will result in a meaningful reduction in your proportionate interest in South Mountain will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction”. In order to meet the “substantially disproportionate” test, the percentage of outstanding South Mountain Class A Common Stock actually and constructively owned by you immediately following the redemption of the Public Shares must, among other requirements, be less than 80% of the percentage of the outstanding South Mountain Class A Common Stock actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “—Taxation of Redemptions Treated as a Distribution”, below. After the application of those rules, any remaining tax basis you have in the redeemed Public Shares will generally be added to your adjusted tax basis in your remaining South Mountain Class A Common Stock.
Taxation of Redemptions Treated as a Distribution
If the redemption of your Public Shares does not qualify as a sale of Public Shares, you will be treated as receiving a distribution from South Mountain. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of South Mountain’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will treated as a return of capital that will be applied against and reduce your tax basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “—Taxation of Redemptions Treated as a Sale or Exchange of Public Shares”.
If you are a corporate U.S. Holder, dividends paid by South Mountain to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.
If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy certain holding period requirements (see “—Taxation of Redemptions Treated as a Sale or Exchange of Public Shares” below).
Taxation of Redemptions Treated as a Sale or Exchange of Public Shares
If a redemption of your Public Shares qualifies as a sale of Public Shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Public Shares so redeemed.
Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the Public Shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.
Information Reporting with Respect to the Redemption for Significant Holders
Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of South Mountain Class A Common Stock. A “significant holder” is a beneficial owner of South Mountain Class A Common Stock that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding South Mountain Class A Common Stock (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.
Tax Consequences of Redemption for Non-U.S. Holders
The discussion below applies to you if you are a “Non-U.S. Holder” (as defined above) of Public Shares that exercises the redemption rights described above under “Special Meeting of Stockholders—Redemption Rights” with respect to your Public Shares.
Treatment of Redemption
If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your Public Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Public Shares, as described above under “Tax Consequences of Redemption for U.S. Holders—Treatment of Redemption”.
Non-U.S. Holders considering exercising their redemption rights are urged to consult their own tax advisors as to whether the redemption of their Public Shares will be treated as a distribution, or as a sale, under the Code.
Taxation of Redemptions Treated as a Distribution
If the redemption of your Public Shares does not qualify as a sale or exchange of your Public Shares, you will be treated as receiving a distribution from South Mountain, which distribution will be treated as a dividend to the extent the distribution is paid out of South Mountain’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your tax basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “—Taxation of Redemptions Treated as a Sale or Exchange of Public Shares” below.

Taxation of Redemptions Treated as a Sale or Exchange of Public Shares
If the redemption of your Public Shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:
•
such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

•
you are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

•
we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held Public Shares, and you have owned, directly or constructively, more than 5% of our South Mountain Class A Common Stock at any time within the shorter of the five-year period or your holding period for our Public Shares. We do not believe that we are or have been a U.S. real property holding corporation.

All holders of Public Shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Public Shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.
Information Reporting and Backup Withholding
Proceeds received in connection with the Mergers or the redemptions may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

PROPOSAL NOS. 3-6—THE POST-MERGERS CHARTER PROPOSALS
Overview
If the Business Combination is to be consummated, South Mountain will replace the Existing Charter, as amended by the Existing Charter Amendment, with the Proposed Charter in the form attached to this proxy statement/consent solicitation statement/prospectus as Annex C, which, in the judgment of the South Mountain Board, is necessary to adequately address the needs of New Billtrust following the Closing.
The following table sets forth a summary of the principal proposed changes and the differences between the Existing Charter (without giving effect to the Existing Charter Amendment) and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex C. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.
	Existing Charter	Proposed Charter
Number of Authorized Shares (Proposal No. 3)
The Existing Charter authorized 221,000,000 shares, consisting of (a) 220,000,000 shares of common stock, including (i) 200,000,000 shares of South Mountain Class A Common Stock, and (ii) 20,000,000 shares of South Mountain Class B Common Stock, and (b) 1,000,000 shares of preferred stock.(1)

The Proposed Charter increases the total number of authorized shares of all classes of capital stock to 575,000,000 shares, consisting of 538,000,000 shares of New Billtrust Class 1 Common Stock, 27,000,000 shares of New Billtrust Class 2 Common Stock and 10,000,000 shares of undesignated preferred stock, each having a par value of $0.0001. New Billtrust Class 1 Common Stock and New Billtrust Class 2 Common Stock are identical except that holders of New Billtrust Class 1 Common Stock will be entitled to one vote per share on matters to be voted on by stockholders and holders of New Billtrust Class 2 Common Stock will not be entitled to vote on any matters to be voted on by stockholders (except for a limited number of corporate actions on which such nonvoting shares are entitled to vote under the DGCL).

Supermajority Voting Provisions (Proposal No. 4 and Proposal No. 5)	Our Existing Charter requires an affirmative vote of the holders of a majority of the voting power of our outstanding voting stock for amendment to our Existing Charter, subject to certain exceptions.
The Proposed Charter will require the affirmative vote of the holders of at least 66 2∕3% of the voting power of all then-outstanding New Billtrust Common Stock entitled to vote generally in the election of directors, voting together as a single class, to (a) adopt, amend or repeal the bylaws of New Billtrust, or (b) alter, amend or appeal Articles V, VI, VII, VIII and IX of the Proposed Charter.

Name (Proposal No. 6)	South Mountain Merger Corp.	BTRS Holdings Inc.

Purpose (Proposal No. 6)	The Existing Charter provides that the purpose of South Mountain is to engage in any lawful act or activity for which corporations may be organized under the	The Proposed Charter provides that the purpose of New Billtrust is to engage in any lawful act or activity for which a corporation may be organized under the

	Existing Charter	Proposed Charter

DGCL. In addition to the powers and privileges conferred upon South Mountain by law and those incidental thereto, South Mountain shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of South Mountain, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving South Mountain and one or more businesses.
DGCL.

Duration of Existence (Proposal No. 6)
The Existing Charter provides that if South Mountain does not consummate the Business Combination and fails to complete an initial business combination within 24 months from the closing of the IPO (subject to the requirements of law), it will be required to dissolve and liquidate its trust account by returning the then remaining funds in such account to the Public Stockholders.
The Proposed Charter deletes the liquidation provision in the Existing Charter and retains the default of perpetual existence under the DGCL.

Provisions Specific to a Blank Check Company (Proposal 6)	Under the Existing Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.
The Proposed Charter deletes the provisions previously included as Article IX in the Existing Charter in their entirety because, upon consummation of the Business Combination, South Mountain will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the IPO be held in a trust account until a business combination or liquidation of South Mountain and the terms governing South Mountain’s consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

(1)
Before giving effect to the Mergers and conditioned upon the approval of the Pre-Mergers Charter Proposal, pursuant to the Existing Charter Amendment, South Mountain expects to increase the total number of authorized shares of capital stock to 541,000,000 shares, consisting of (a) 540,000,000 shares of common stock, including (i) 493,000,000 shares of South Mountain Class A Common Stock, (ii) 20,000,000 shares of South Mountain Class B Common Stock and (iii) 27,000,000 shares of South Mountain Class C Common Stock, and (b) 1,000,000 shares of preferred stock.

Reasons for the Amendments to South Mountain’s Existing Charter
In the judgment of the South Mountain Board, the Proposed Charter is necessary to address the needs of New Billtrust following the Closing. In particular:
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The greater number of authorized shares (Proposal No. 3) of capital stock is desirable for New Billtrust to have sufficient shares to complete the Business Combination. Additionally, the South Mountain Board believes that it is important for us to have available for issuance a number of authorized shares sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors. The South Mountain Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. The New Billtrust Class 2 Common Stock is being authorized because upon closing of the Mergers, one stockholder of Billtrust has elected to receive nonvoting South Mountain Class C Common Stock and, following the consummation of the Business Combination, all outstanding shares of South Mountain Class A Common Stock will be reclassified as shares of New Billtrust Class 1 Common Stock on a one-to-one basis and all outstanding shares of South Mountain Class C Common Stock will be reclassified as shares of nonvoting New Billtrust Class 2 Common Stock on a one-to-one basis.
•
The supermajority voting provisions with respect to altering, amending, or repealing the Proposed Bylaws of South Mountain (Proposal No. 4) and Articles V, VI, VII, VIII and IX of the Proposed Charter (Proposal No. 5) are desirable to enhance the continuity and stability of the New Billtrust Board. The supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, South Mountain Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New Billtrust Common Stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of New Billtrust to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

•
The additional changes to the Existing Charter (Proposal No. 6), including the name change from “South Mountain Merger Corp.” to “BTRS Holdings Inc.,” are necessary to adequately address the needs of New Billtrust following the Closing. The elimination of certain provisions related to South Mountain’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve South Mountain and allow New Billtrust to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the South Mountain Board believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Existing Charter require that proceeds from South Mountain’s IPO be held in the Trust Account until a business combination or liquidation of South Mountain has occurred. These provisions cease to apply once the Business Combination is consummated.

Vote Required for Approval
Each of the Post-Mergers Charter Proposals are conditioned on the approval of the Pre-Mergers Charter Proposal, the Business Combination Proposal and the Nasdaq Proposal at the special meeting.
The affirmative vote (in person online or by proxy) of (i) the holders of a majority of the outstanding shares of South Mountain Common Stock, voting together as a single class and (ii) the holders of a majority of the then outstanding South Mountain Class B Common Stock, voting separately as a single class, is required to approve each of the Post-Mergers Charter Proposals. Broker non-votes, abstentions or the failure to vote on any of the Post-Mergers Charter Proposals will have the same effect as a vote “AGAINST” any such Post-Mergers Charter Proposal.
Recommendation of the South Mountain Board
THE SOUTH MOUNTAIN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE POST-MERGERS CHARTER PROPOSALS.

PROPOSAL NO. 7—THE ELECTION OF DIRECTORS PROPOSAL
Overview
Pursuant to the Existing Charter, the South Mountain Board is currently divided into three classes, Class I, Class II, and Class III with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The Proposed Charter provides that the authorized number of directors will be fixed in the manner as provided in the Proposed Bylaws, which Proposed Bylaws are to provide for a classified board with three terms pursuant to the BCA.
Pursuant to the BCA, at Closing, our board of directors will consist of seven members, six of which will be designated by Billtrust and one of which will be designated by South Mountain. It is currently contemplated that    ,    and     will be nominated to serve as Class I directors,    ,    and     will be nominated to serve as Class II directors and    ,    and    will be nominated to serve as Class III directors.
Information regarding each nominee is set forth in the section entitled “Management After the Business Combination.”
Vote Required for Approval
The Election of Directors Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.
If a quorum is present, directors are elected by a plurality of the votes cast, in person online or by proxy at the special meeting. This means that the seven nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person online at the special meeting and broker non-votes will have no effect on the vote since a plurality of the votes cast is required for the election of each nominee.
Recommendation of the South Mountain Board
THE SOUTH MOUNTAIN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.

PROPOSAL NO. 8—THE EQUITY INCENTIVE PLAN PROPOSAL
Overview
Prior to consummation of the Business Combination, the South Mountain Board is expected to approve and adopt, subject to South Mountain stockholder approval, the BTRS Holdings Inc. 2020 Equity Incentive Plan (the “2020 Plan”), effective as of and contingent on the Closing. If the 2020 Plan is approved by stockholders, New Billtrust will be authorized to grant equity and cash incentive awards to eligible service providers. A copy of the 2020 Plan is attached to this proxy statement/consent solicitation statement/prospectus as Annex E.
Purpose of the 2020 Plan
The purpose of the 2020 Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the New Billtrust Class 1 Common Stock through the granting of awards thereunder. We believe that the equity-based awards to be issued under the 2020 Plan will motivate award recipients to offer their maximum effort to New Billtrust and help focus them on the creation of long-term value consistent with the interests of our stockholders. South Mountain believes that grants of incentive awards are necessary to enable New Billtrust to attract and retain top talent.
Summary of the 2020 Plan
This section summarizes certain principal features of the 2020 Plan. The summary is qualified in its entirety by reference to the complete text of the 2020 Plan.
Eligibility. New Billtrust’s employees, consultants and directors, and employees and consultants of its affiliates, may be eligible to receive awards under the 2020 Plan. Following the Closing, New Billtrust is expected to have approximately 556 employees, six non-employee directors and three consultants who may be eligible to receive awards under the 2020 Plan.
Award Types. The 2020 Plan provides for the grant of incentive stock options (“ISOs”) to employees and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants.
Share Reserve. The number of shares of New Billtrust Class 1 Common Stock initially reserved for issuance under the 2020 Plan is the amount of shares of New Billtrust Class 1 Common Stock equal to 10% of the total number of issued and outstanding shares of New Billtrust Class 1 Common Stock immediately after the Closing (the “Share Reserve”). The number of shares of New Billtrust Class 1 Common Stock reserved for issuance under the 2020 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2021 continuing through January 1, 2030, by 4% of the total number of shares of New Billtrust capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the New Billtrust Board. The maximum number of shares that may be issued pursuant to the exercise of ISOs under the 2020 Plan is equal to 300% of the number of shares of New Billtrust Class 1 Common Stock initially reserved under the 2020 Plan. Shares issued under the 2020 Plan may be authorized but unissued or reacquired shares. Shares subject to stock awards granted under the 2020 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the 2020 Plan. Additionally, shares issued pursuant to stock awards under the 2020 Plan that are repurchased or forfeited, as well as shares that are reacquired as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the 2020 Plan.
Earnout RSU Share Reserve. An additional 1,100,000 shares of New Billtrust Class 1 Common Stock will be reserved under the 2020 Plan to be used exclusively for the grant of Earnout RSUs (as defined in the BCA) pursuant to the terms and conditions of the BCA and may be used solely for such purpose (the “Earnout RSU Share Reserve”). The shares of New Billtrust Class 1 Common Stock issuable under any Earnout RSUs that may be awarded under the 2020 Plan will be in addition to and will not reduce the Share Reserve. The shares of New Billtrust Class 1 Common Stock underlying any Earnout RSUs that are forfeited, canceled, held back upon exercise of an Earnout RSU or settlement of an Earnout RSU to cover the exercise price or tax withholding, reacquired or repurchased, satisfied without the issuance of New Billtrust Class 1 Common Stock or otherwise terminated (other than by exercise) will be added back to the shares available for grant under the Earnout RSU Share Reserve but will not be added back to the Share Reserve.

Plan Administration. The New Billtrust Board, or a duly authorized committee thereof, will have the authority to administer the 2020 Plan. The New Billtrust Board may also delegate to one or more officers the authority to (i) designate employees other than officers to receive specified stock awards and (ii) determine the number of shares to be subject to such stock awards. Subject to the terms of the 2020 Plan, the plan administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the 2020 Plan. The plan administrator has the power to modify outstanding awards under the 2020 Plan. Subject to the terms of the 2020 Plan, the plan administrator also has the authority to reprice any outstanding option or stock award, cancel and re-grant any outstanding option or stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.
Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New Billtrust Class 1 Common Stock on the date of grant (however, a stock option may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a corporate transaction, as such term is defined in the 2020 Plan, and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code). Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or New Billtrust’s insider trading policy. If an optionholder’s service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. Options generally terminate immediately upon the termination of an optionholder’s service for cause. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of New Billtrust Class 1 Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft, or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of New Billtrust Class 1 Common Stock previously owned by the optionholder, (iv) a net exercise of the option if it is an NSO and (v) other legal consideration approved by the plan administrator.
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of New Billtrust Class 1 Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by New Billtrust may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Billtrust’s total combined voting power or that of any of New Billtrust’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.
Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Except as provided otherwise in the applicable award agreement, if a participant’s service relationship ends for any reason, New Billtrust may receive through a forfeiture condition or a repurchase right any or all of the shares held by the participant under his or her restricted stock award that have not vested as of the date the participant terminates service.
Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New Billtrust Class 1 Common Stock on the date of grant (however, a stock appreciation right may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a corporate transaction, as such term is defined in the 2020 Plan, and in a manner consistent with the provisions of Sections 409A). A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.
Performance Awards. The 2020 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of New Billtrust Class 1 Common Stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by New Billtrust achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of New Billtrust Class 1 Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under New Billtrust’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the plan administrator retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the applicable award agreement or the written terms of a performance cash award. The performance goals may differ from participant to participant and from award to award.
Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to New Billtrust Class 1 Common Stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid by New Billtrust to any individual for service as a non-employee director with respect to any calendar year (such period, the “annual period”), including stock awards and cash fees paid by New Billtrust to such non-employee director, will not exceed (i) $750,000 in total value or (ii) in the event such non-employee director is first appointed or elected to the board during such annual period, $1,000,000 in total value. For purposes of these limitations, the value of any such stock awards is calculated based on the grant date fair value of such stock awards for financial reporting purposes.

Changes to Capital Structure. In the event there is a specified type of change in New Billtrust’s capital structure, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, appropriate adjustments will be made to (i) the class(es) and maximum number of shares of New Billtrust Class 1 Common Stock subject to the 2020 Plan and the maximum number of shares by which the share reserve may annually increase; (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of common stock subject to outstanding awards.
Corporate Transactions. The following applies to stock awards under the 2020 Plan in the event of a corporate transaction, as defined in the 2020 Plan, unless otherwise provided in a participant’s stock award agreement or other written agreement with New Billtrust or unless otherwise expressly provided by the plan administrator at the time of grant. In the event of a corporate transaction, any stock awards outstanding under the 2020 Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New Billtrust with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by New Billtrust with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the plan administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by New Billtrust with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants. In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value, at the effective time, to the excess (if any) of (1) the value of the property the participant would have received upon the exercise of the stock award over (2) any exercise price payable by such holder in connection with such exercise.
Change in Control. In the event of a change in control, as defined under the 2020 Plan, awards granted under the 2020 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.
Plan Amendment or Termination. The New Billtrust Board will have the authority to amend, suspend, or terminate the 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date the South Mountain Board adopts the 2020 Plan.
Certain U.S. Federal Income Tax Aspects of Awards Under the 2020 Plan
This is a brief summary of the federal income tax aspects of awards that may be made under the 2020 Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2020 Plan depend upon the type of award.
Incentive Stock Options. The recipient of an ISO generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of New Billtrust Class 1 Common Stock from exercised ISOs are disposed of, by sale or otherwise. If the ISO recipient does not sell or dispose of the shares of New Billtrust

Class 1 Common Stock until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the shares of New Billtrust Class 1 Common Stock as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the New Billtrust Class 1 Common Stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. New Billtrust will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.
Nonstatutory Stock Options. The recipient of an NSO generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of NSOs when the options are exercised. The excess of the fair market value of the New Billtrust Class 1 Common Stock purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. New Billtrust will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.
Other Awards. Recipients who receive restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of New Billtrust Class 1 Common Stock on the exercise date over the exercise price. New Billtrust will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.
2020 Plan Benefits
Grants of awards under the 2020 Plan are subject to the discretion of the plan administrator. Therefore, it is not possible to determine the future benefits that will be received by participants under the 2020 Plan
Interests of South Mountain’s Directors and Officers in the Equity Incentive Plan Proposal
When you consider the recommendation of the South Mountain Board in favor of approval of the 2020 Plan, you should keep in mind that certain of South Mountain’s directors and officers may have interests in the 2020 Plan that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests. See the section entitled “The Business Combination—Interests of South Mountain Directors and Officers in the Business Combination” for a further discussion.
Vote Required for Approval
The Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.
The Equity Incentive Plan Proposal will be approved and adopted if the holders of a majority of votes cast in person online or by proxy at the special meeting vote “FOR” the Equity Incentive Plan Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Equity Incentive Plan Proposal.
Recommendation of the South Mountain Board
THE SOUTH MOUNTAIN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 9—THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL
Overview
Prior to consummation of the Business Combination, the South Mountain Board is expected to approve and adopt, subject to South Mountain stockholder approval, the BTRS Holdings Inc. 2020 Employee Stock Purchase Plan (the “ESPP”), effective as of and contingent on the Closing. If the ESPP is approved by stockholders, South Mountain will be authorized to provide eligible employees with an opportunity to request payroll deductions to purchase a number of shares of New Billtrust Class 1 Common Stock at a discount and in an amount determined in accordance with the ESPP’s terms. A copy of the ESPP is attached to this proxy statement/consent solicitation statement/prospectus as Annex F.
Purpose of the ESPP
The purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of New Billtrust by purchasing New Billtrust Class 1 Common Stock from New Billtrust on favorable terms and to pay for such purchases through payroll deductions. We believe by providing eligible employees with an opportunity to increase their proprietary interest in the success of New Billtrust, the ESPP will motivate recipients to offer their maximum effort to New Billtrust and help focus them on the creation of long-term value consistent with the interests of our stockholders.
Summary of the ESPP
This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP.
Share Reserve. Following the consummation of the Business Combination, the ESPP authorizes the issuance of the amount of shares of New Billtrust Class 1 Common Stock equal to 1% of the total number of issued and outstanding shares of New Billtrust Class 1 Common Stock as of immediately after the Closing under purchase rights granted to New Billtrust’s employees or to employees of any of New Billtrust’s designated affiliates. The number of shares of New Billtrust Class 1 Common Stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2021 through January 1, 2030, by the lesser of (i) 1% of the total number of shares of New Billtrust capital stock outstanding on December 31 of the preceding calendar year, and (ii) shares equal to 200% of the initial share reserve; provided, that prior to the date of any such increase, the New Billtrust Board may determine that such increase will be less than the amount set forth in clauses (i) and (ii). If purchase rights granted under the ESPP terminate without having been exercised, the shares of New Billtrust Class 1 Common Stock not purchased under such purchase rights will again become available for issuance under the ESPP.
Plan Administration. The New Billtrust Board, or a duly authorized committee thereof, will have the authority to administer the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of New Billtrust Class 1 Common Stock on specified dates during such offerings. Under the ESPP, the plan administrator may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of New Billtrust Class 1 Common Stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.
Payroll Deductions. Generally, all regular employees, including executive officers, employed by New Billtrust or by any of New Billtrust’s designated affiliates, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of New Billtrust Class 1 Common Stock under the ESPP. Unless otherwise determined by the plan administrator, New Billtrust Class 1 Common Stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to not less than the lesser of (i) 85% of the fair market value of a share of New Billtrust Class 1 Common Stock on the first trading date of an offering or (ii) 85% of the fair market value of a share of New Billtrust Class 1 Common Stock on the date of purchase.
Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the plan administrator, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of New Billtrust Class 1 Common Stock based on the fair market value per share of New Billtrust Class 1 Common Stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of New Billtrust capital stock measured by vote or value pursuant to Section 424(d) of the Code.
Changes to Capital Structure. In the event that there occurs a change in New Billtrust’s capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transactions, the plan administrator will make appropriate adjustments to (i) the class(es) and maximum number of shares reserved under the ESPP, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and maximum number of shares and purchase price applicable to all outstanding offerings and purchase rights and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.
Corporate Transactions. In the event of a corporate transaction, as defined in the ESPP, any then-outstanding rights to purchase shares under the ESPP may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of New Billtrust Class 1 Common Stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.
ESPP Amendment or Termination. The New Billtrust Board will have the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. New Billtrust must obtain stockholder approval of any amendment to the ESPP to the extent required by applicable law or listing rules.
Certain Federal Income Tax Consequences of Participating in the ESPP
The following brief summary of the effect of U.S. federal income taxation upon the participant and New Billtrust with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant's death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.
The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon whether the sale occurs before or after expiration of the holding periods described in the following sentence. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (2) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right as determined on the offering date. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of either of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. New Billtrust generally will not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.
ESPP Benefits
Purchase rights are subject to an eligible employee’s discretion, including an employee’s decision not to participate in the ESPP, and awards under the ESPP are not determinable. Directors who are not employees are not eligible to participate in, and will not receive any benefit under, the ESPP.

Interests of South Mountain’s Directors and Officers in the Employee Stock Purchase Plan Proposal
When you consider the recommendation of the South Mountain Board in favor of approval of the ESPP, you should keep in mind that certain of South Mountain’s directors and officers may have interests in the ESPP that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests. See the section entitled “The Business Combination—Interests of South Mountain Directors and Officers in the Business Combination” for a further discussion.
Vote Required for Approval
The Employee Stock Purchase Plan Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the special meeting.
The Employee Stock Purchase Plan Proposal will be approved and adopted if a majority of the votes cast in person online or by proxy at the special meeting vote “FOR” the Employee Stock Purchase Plan Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Employee Stock Purchase Plan Proposal.
Recommendation of the South Mountain Board
THE SOUTH MOUNTAIN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

PROPOSAL NO. 10—THE NASDAQ PROPOSAL
Overview
In connection with the Business Combination, we intend to effect (subject to customary terms and conditions, including the Closing), for purposes of complying with the applicable listing rules of the Nasdaq Stock Market:
•
the issuance, pursuant to the BCA, of up to 109,919,235 shares of South Mountain Class A Common Stock to the Billtrust stockholders upon the Closing and up to an additional 12,000,000 shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock subsequent to the Closing upon satisfaction of certain share price thresholds and certain other conditions;

•	the issuance, pursuant to the Share and Warrant Cancellation Agreement, of 500,000 shares of South Mountain Class A Common Stock upon the Closing;
•	the issuance to the PIPE Investors of 20,000,000 shares of South Mountain Class A Common Stock in the PIPE Financing, which will be consummated concurrently with the Closing; and
•	the issuance, pursuant to the BCA, of up to 9,031,217 shares of South Mountain Class C Common Stock.
For further information, please see the section entitled “Proposal No. 2—The Business Combination Proposal,” as well as the annexes to this proxy statement/consent solicitation statement/prospectus.
Why South Mountain Needs Stockholder Approval
We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d), as applicable.
Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.
Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.
Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
Stockholder approval of the Nasdaq Proposal is also a condition to the Closing under the BCA.
Effect of Proposal on Current Stockholders
If the Nasdaq Proposal is adopted, we will issue up to 109,919,235 shares of South Mountain Class A Common Stock and 9,031,217 shares of South Mountain Class C Common Stock to the Billtrust stockholders upon the Closing and up to an additional 12,000,000 shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock subsequent to the Closing upon satisfaction of certain share price thresholds and certain other conditions. We will also issue 500,000 shares of Class A Common Stock upon the Closing in connection with the Share and Warrant Cancellation Agreement. We will also issue 20,000,000 shares of South Mountain Class A Common Stock to the PIPE Investors upon the consummation of the PIPE Financing.

The issuance of the shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock described above would result in significant dilution to South Mountain stockholders and result in South Mountain stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of South Mountain.
Vote Required for Approval
The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal at the special meeting.
The Nasdaq Proposal will be approved and adopted if a majority of the votes cast in person online or by proxy at the special meeting vote “FOR” the Nasdaq Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Nasdaq Proposal.
Recommendation of the South Mountain Board
THE SOUTH MOUNTAIN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL THE NASDAQ PROPOSAL.

PROPOSAL NO. 11—THE ADJOURNMENT PROPOSAL
The Adjournment Proposal
The Adjournment Proposal, if adopted, will allow the South Mountain Board to adjourn the special meeting of stockholders to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to South Mountain’s stockholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve one or more of the proposals presented at the special meeting. In no event will the South Mountain Board adjourn the special meeting of stockholders or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by South Mountain’s stockholders, the South Mountain Board may not be able to adjourn the special meeting of stockholders to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve one or more of the proposals presented at the special meeting.
Vote Required for Approval
Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.
The Adjournment Proposal will be approved and adopted if a majority of the votes cast in person online or by proxy at the special meeting vote “FOR” the Adjournment Proposal. Failure to vote by proxy or to vote in person online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.
Recommendation of the South Mountain Board
THE SOUTH MOUNTAIN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

A LETTER FROM BILLTRUST CEO AND FOUNDER FLINT LANE
Dear Prospective Stockholder:
Thank you for your interest in Billtrust.
The Business to Business payments industry is in the middle of a transformation from a predominantly paper check environment to electronic payments. For the last 19 years, Billtrust has been helping our customers drive that transformation through our cloud-based Accounts Receivable solutions. Businesses struggle with this shift from paper to electronic for two main reasons: they do not have the right solutions that their customers want and they do not have the necessary experience to drive behavioral change. Billtrust enables our customers to be great at AR and B2B payments because we focus on not just solutions, but on driving positive outcomes.
I often get asked why I started Billtrust. I hope you find it helpful to read a bit of our backstory, but where we are going is even more interesting. I have always been fascinated by software and its ability to solve real problems. I was introduced to programming in seventh grade and was hooked immediately. I took every high school programming course available and much to the surprise of my peers, even took a summer class focused on software and algorithms. However, it wasn’t until majoring in Computer Science in college that I realized I could make this my profession. I got a job building software for a company that helped automate school libraries, which helped pay for my education. I knew then that building software to solve real problems was going to be my passion.
I spent the first decade of my career working mostly in enterprise software companies. In 1998, I cofounded my first company called Paytrust. For years, I had paid all my bills online, but they still were being sent to my home via US Mail. The bills would pile up until I found time to type them into Quicken. Late payment penalties were something I got used to due to the inefficiencies of this system. At Paytrust we invented a better way. Instead of bills being delivered to your mailbox at home, they would be sent to a PO Box which we would manage for our consumers. Bills would be opened, scanned, digitized and placed in a consumer’s web based bill pay inbox. People loved it, and at peak we had more than 100,000 customers nationwide using the service.
Even with automation, handling all of that inbound paper was very expensive. We spoke with many large billers about a simple proposition: send us bills electronically and we would return payments electronically. It made complete sense. However, this was the late 90s, and billers could barely get a bill onto their own website and almost no ability to deliver bills to a third party like Paytrust. That was the light bulb moment for Billtrust.
In 2001, I founded Billtrust based a simple premise: B2B payments were going to transition from paper checks to electronic payments and businesses were going to struggle with that transition. The big bet we made, which was unique at the time, was to offer an invoicing and payments solution that included all things a business would need: printing & mailing, faxing, emailing, and online presentment of bills, as well as Automated Clearing House (ACH) and credit card payments. When CheckFree transformed the Online Bill Pay industry for consumers, part of their strategy was offering a 100% bill pay solution. The only way to do that was to mail paper checks when they could not reach recipients electronically. Billtrust made a similar bet that controlling the whole invoicing and payment lifecycle would allow us to accelerate electronic adoption. That bet has paid off.
Billtrust’s integrated software and payment solutions help over 1,800 large organizations manage their businesses more efficiently, accelerate their cash flow, and deliver better outcomes. We deploy mission critical cloud-based solutions that become part of an organization’s financial infrastructure. We seek to delight customers in every interaction. We are incredibly proud of our high Net Promoter Scores and customer retention rates.
We recently launched a new solution called the Business Payments Network. More and more companies are investing in Accounts Payable automation software which helps them become more efficient. Unfortunately, many of those AP efficiency gains are at the expense of the AR department. The BPN acts as hub between suppliers and buyers to allow them to transact more efficiently, much like Venmo does in the person-to-person payments industry. We have seen widespread industry adoption since its launch in 2017.

In closing, I would like to talk about something that will not show up in a financial statement and is not in one of our software solutions. We take great pride in the Billtrust company culture. Whether it is asking the question of “What would the customer want?” or our focus on reinvention with “No sacred cows,” our values drive our behaviors. These values permeate our culture. We have received many awards for being a great place to work. While the awards are nice, what is more important is that our team spends time doing something meaningful, and that they enjoy doing it.
I am looking forward to meeting you on this journey.
Sincerely,
Flint Lane
CEO and Founder

INFORMATION ABOUT BILLTRUST
Business Overview
Billtrust is a leading provider of cloud-based software and integrated payment processing solutions that simplify and automate B2B commerce. Accounts receivable (“AR”) is broken and relies on conventional processes that are outdated, inefficient, manual and largely paper-based. Billtrust is at the forefront of the digital transformation of AR, providing mission-critical solutions that span credit decisioning and monitoring, online ordering, invoicing, cash application and collections. Billtrust’s solutions integrate with a number of ecosystem players, including financial institutions, enterprise resource planning (“ERP”) systems, and accounts payable (“AP”) software platforms, to help customers accelerate cash flow and generate sales more quickly and efficiently. Customers use Billtrust’s platform to transition from expensive paper invoicing and check acceptance to efficient electronic billing and payments, which accelerates revenue capture, generates cost savings, and provides a better user experience.
Billtrust helps reduce the complexity of B2B commerce. Billtrust’s customers struggle to achieve their digital transformation goals: paper invoicing is widespread; many ERP systems have little to no electronic invoicing and payment capabilities; suppliers may not accept electronic payments due to cost or quality of remittance and applying cash is time consuming and expensive. According to a 2019 Billentis report, there are over 280 billion annual invoices globally, but a significant proportion of B2B payments are still made by paper check. As Billtrust drives electronic invoice adoption, there is a significant opportunity to monetize electronic payments, which further expands the Billtrust network in a virtuous cycle. According to Visa’s 2019 annual report, there is over $120 trillion of global B2B payment volume, and, according to a 2018 MasterCard report, over 50% of B2B payments are still made by paper check. Compounding this problem, there has been a proliferation of AP software providers focused on enrolling suppliers in their network, which forces suppliers to post invoices into multiple AP portals. In addition, AP software providers are promoting acceptance of electronic payments, including single-use virtual cards, which has added stress and complexity to supplier AR systems.
Billtrust’s proprietary technology platform offers customers multiple ways to present invoices (online, email, AP portal, and print/mail) and receive payments (credit card, ACH, email, phone and paper check). Billtrust has an electronic solutions (“eSolutions”) team that works closely with its customers to transition their users from paper invoices and payments to electronic, which results in accelerated savings, faster realization of cash, and a better user experience. In turn, Billtrust benefits from margin expansion and incremental revenue through the monetization of electronic payments. Furthermore, Billtrust’s customers have a daunting task of capturing and applying payments from hundreds or thousands of their buyer customers, all via different channels and payment types.
In 2017, Billtrust created the Business Payments Network (“BPN”), which is a powerful network that connects buyers, suppliers, and financial institutions to simplify and streamline the process of accepting electronic payments. The BPN has built-in integrations with leading ERP and accounting systems, AP software providers, payment card issuers and payment acceptance networks. The BPN offers an online supplier business directory, programmatic payment preferences, payment acceptance flexibility and streamlined reconciliation of remittance data.
As of June 30, 2020, over 1,800 enterprise and middle market customers trust Billtrust’s platform to manage their AR operations and process payments. Billtrust has customers across diversified industry verticals, including technology, healthcare, industrial, wholesale distribution, consumer packaged goods and others. Billtrust’s customers include many of the largest Fortune 500 companies, as well as high-growth Fortune 1,000 and middle market businesses. Generally, Billtrust’s customers are in high-bill volume industries with complex billing needs, including those with a diverse customer base, multiple distribution channels and numerous product SKUs. Billtrust’s technology, distribution and support are configured to the specific billing and payment needs of customers in these verticals.
Billtrust’s go-to-market strategy is highly targeted, including market-directed demand generation strategies and a direct sales organization. Billtrust acquires customers through targeted account-based marketing, content-rich marketing campaigns and referrals from channel partners and customers. Billtrust’s target customers are enterprise and middle market B2B businesses with at least $50 million in annual revenue. As of June 30, 2020, Billtrust’s channel partners included several of the largest financial institutions in the United States, including J.P. Morgan Chase, as well as a growing network of referral and reseller partners. Billtrust makes its software accessible by integrating with leading ERP systems and accounting system vendors, including Oracle, SAP, Epicor, Microsoft, and Sage. In addition to financial institutions, Billtrust has partnerships across the BPN, most notably Visa, as well as partnerships with AP software providers, including AvidXchange, FIS, Comdata and Finexio.

For the six months ended June 30, 2020, Billtrust derived approximately 55% of its total revenue and 75% of its net revenue (non-GAAP) from a combination of software and payments fees paid by its customers, which principally includes recurring monthly subscription fees, transaction processing fees and a percentage of payment volume processed for certain payment transactions. Billtrust also earns professional service fees that may be fixed or based on contracted hourly rates, which represented approximately 5% of its total revenues and 6% of its net revenues (non-GAAP) for the six months ended June 30, 2020. A high percentage of Billtrust’s revenue is recurring in nature because of the subscription nature of its SaaS platform offerings and the consistency of B2B payments. Billtrust customer and revenue retention rates are extremely high due to the high-quality, mission-critical and embedded nature of its solutions, and the high switching costs associated with these solutions.
Billtrust has grown and scaled its business operations rapidly in recent periods. Billtrust processed $44 billion in total payment volume, of which $13 billion was for credit card payment volume in 2019, which represented 40% and 39% year-over-year growth, respectively. Billtrust’s total revenues were $136.5 million, $120.5 million and $110.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. Billtrust’s total revenues were $68.7 million and $65.2 million for the six months ended June 30, 2020 and 2019, respectively, an increase of 5%. Billtrust’s net revenue (non-GAAP) was $96.5 million, $79.6 million and $68.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. Billtrust’s net revenue (non-GAAP) was $50.2 million and $45.1 million for the six months ended June 30, 2020 and 2019, respectively, an increase of 11%. Billtrust incurred net losses of $22.8 million, $18.2 million and $16.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. Billtrust incurred net losses of $10.0 million and $12.3 million for the six months ended June 30, 2020 and 2019, respectively. Billtrust’s top 10 customers, with an average tenure of approximately seven years, contributed to approximately 20% of total revenues during the six months ended June 30, 2020 and the year ended December 31, 2019, respectively, and approximately 17% of net revenue (non-GAAP) for both the six months ended June 30, 2020 and the year ended December 31, 2019. For further explanation of the uses and limitations of this measure and a reconciliation of net revenue (non-GAAP) to the most directly comparable GAAP measure, total revenues, please see “Billtrust’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Billtrust was founded in 2001 and incorporated as a Delaware corporation in 2001. Billtrust’s principal executive offices are located at 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648, and its telephone number is 609-235-1010. Billtrust’s website address is www.billtrust.com. Information contained on or accessible through Billtrust’s website is not a part of this proxy statement/consent solicitation statement/prospectus, and the inclusion of Billtrust’s website address in this proxy statement/consent solicitation statement/prospectus is an inactive textual reference only.
Industry overview
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Huge Market. According to Visa, B2B commerce drives approximately 2/3 of global payments. The transactions between businesses annually generate 280 billion global invoices and associated $120+ trillion of global commercial payments. Conventional AR processes for B2B invoicing and payment are highly dated and ripe for disruption. To illustrate, in the U.S. alone, more than 50% of payments are still being made by paper check, presenting a huge market opportunity for digital transformation. Billtrust believes the global total addressable market for digital transformation of accounts receivables with integrated payments is $37 billion, across 150,000 mid-market and enterprise businesses.

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Favorable Trends. The need for modern, digital invoice presentment and payment acceptance is fueled by B2B buyers and governments. B2B commerce is increasingly digital, with the global B2B e-commerce market size estimated to reach $20.9 trillion by 2027. Rapid adoption of SaaS platform AP solutions like AvidXchange, Coupa, and SAP Ariba by B2B buyers creates complexity for supplier AR departments, requiring manual activity for invoice presentment, remittance capture and electronic payment processing. In addition, governments are requiring B2B sellers to interact with electronic tax validation systems in order to present invoices. The 2020 global pandemic has accelerated the demand for faster and more efficient digital B2B interactions. Companies need solutions that enable AR professionals to work outside of the office, generate cost savings from operational efficiency, address increased pressure on working capital, and provide a superior customer experience. Billtrust’s platform addresses such challenges and is poised to benefit from these favorable industry conditions.

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Key Market Challenges. Finance leaders globally are tasked with digitally transforming their AR processes. Major AR-related challenges listed by finance leaders are high operating expenses, insufficient speed of receiving and applying cash, working capital tied up by high days sales outstanding (“DSO”) and costly manual labor with high risk of errors. In addition, for their businesses to remain competitive, finance leaders also increasingly seek to provide a differentiated experience to their business customers, including self-service capabilities, integrated payments, automated interaction with AP portals and real time customer credit insight to enable more accelerated transactions.
Sending invoices via mail and manually processing paper checks and remittance is labor intensive, costly and exposes businesses to risk from third parties like postal services. Businesses that have not automated their collections processes are unable to drive process consistency across teams, effectively optimize account targeting, or systematically execute multi-touch campaigns to increase recoveries. AR leaders are under pressure to address these inefficiencies, with seven out of ten in the United States indicating they are planning to adopt accounts receivables automation solutions by 2023.
There has been a new generation of companies focused on B2B automation. Billtrust has been a leader in this field since its formation in 2001.
What Sets Us Apart
Billtrust’s platform enables its customers to do what they do best, run their businesses, and it provides the following key benefits:
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Billtrust deploys great software. Billtrust’s cloud-based AR platform was purpose-built for enterprise and mid-market customers spanning more than 40 industry verticals. Billtrust’s powerful and proprietary technology platform combines cloud-based software and integrated payments capabilities to create end-to-end B2B commerce solutions for its customers. Billtrust’s solutions are mission-critical and trusted by tens of thousands of users. Billtrust’s software is highly configurable based on business needs, with capabilities covering credit, ordering, invoicing, payments, cash application and collections. Billtrust provides customers with a unified and mobile platform that seamlessly integrates with their ERP systems for real-time pricing, availability, processing and tracking.

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Extensive ecosystem integrations. The digital transformation of AR requires integration with various participants, including AP portals, banks, ERP systems and other independent software vendors. Billtrust’s platform seamlessly connects with these participants. Many of these participants have different standards and protocols, and it is a challenge for suppliers to satisfy and maintain their interoperability as standards and protocols change over time. Billtrust’s robust integrations and partner ecosystem enable businesses to send and receive invoices and payments the way they want. For example, Billtrust partners with over 160 leading AP portals to automatically deliver invoices, enabling AR professionals to avoid the labor and expense of manually keying invoice data.

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Integrated payments with frictionless money movement capabilities. The ultimate objective of AR is to receive and apply payments. Billtrust’s platform enables payment acceptance and remittance capture to be achieved across various touchpoints. Billtrust supports multiple payment modalities as well as a wide variety of currencies. Additionally, Billtrust helps its customers comply with various regulations including those related to privacy, anti-money laundering (“AML”) and Payment Card Industry Data Security Standard.

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Generate high customer return on investment with short payback period. Billtrust is focused on driving business outcomes. Billtrust’s solutions automate AR departments, accelerate cash flow, minimize man-hours, reduce processing and compliance costs and help its customers scale more efficiently. Billtrust achieves these results for its customers by optimizing across credit, order, invoicing, payments, cash application and collections functions. Billtrust has a dedicated customer success team that helps its customers deploy best practices and uses a data-driven campaign-based approach to rapidly drive its customers’ customers to adopt electronic solutions. Billtrust’s eSolutions programs drive significantly more usage of electronic invoice delivery and payments and provide greater cost savings for its customers than organizations trying to do it on their own.

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Business Payments Network (BPN). The BPN is a unique, digital payments highway that brings together suppliers and buyers in a highly efficient manner. According to a 2018 Mastercard report, more than 50% of B2B payments are still done by paper check and via manual processes. Billtrust’s proprietary “Digital Lockbox” combines payments and remittance data from multiple sources, enabling dramatically decreased manual cash application processes. As an open network, the BPN provides broad support for the payments industry and currently integrates with 160 AP providers and banks with its open network approach.
Growth Strategies
Billtrust takes a multi-pronged approach to growing its business. Some of the key elements include:
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Acquire new customers. Billtrust has an opportunity to further scale sales and marketing activities to acquire new logos in both the mid-market and enterprise space. By investing in demand generation and broadening its sales coverage teams, Billtrust can increase the quantity of new sales opportunities and resultant conversions to customers. Billtrust also has growing volume of referrals from existing partners and customers who provide it with an additional pipeline of prospects.

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Cross and up-sell to existing customers. The breadth of Billtrust’s platform enables a land and expand approach to increasing customer value. Customers generally contract for a subset of available modules and then expand as they progress on their digital transformation journey. In addition, newly acquired customers may begin with one operating division or subsidiary company creating a meaningful opportunity to increase the value delivered and resultant revenue to Billtrust by cross-selling to other business units within a corporate entity. Billtrust’s customer churn rate of less than 3% and net dollar retention rate of greater than 100% demonstrates the sticky nature of its customer relationships and evidences the opportunity for expanded growth within the existing customer base. See the section titled “The Business Combination—Certain Billtrust Projected Financial Information” for more information on the calculation of net dollar retention.

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Monetize payments. The B2B payments space is ripe for digital transformation, and Billtrust has a compelling opportunity to increase its volume of payments processed and further monetize a larger proportion of transactions as they shift to digital methods from paper check. For the 12 months ended August 31, 2020, the monetary volume associated with invoice data processed across Billtrust’s various modules was approximately $1.0 trillion. Billtrust directly processed in excess of $49 billion in electronic payments on behalf of its customers over the same time period. As more customers shift to accepting digital payments, Billtrust will monetize this increased activity though higher subscription and merchant processing revenue. This accelerating shift to digital payments across B2B fuels revenue growth opportunities with existing customers, new logos and within the BPN for Billtrust.

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Scale the BPN. Billtrust believes the BPN is well-positioned to be the leading and de-facto payments network in the B2B space. Billtrust’s partnership with Visa provides distribution into multiple bank channels, and when combined with the growing count of participating AP entities, the BPN is well-positioned to serve as “the rails” for B2B payments. As Billtrust’s customers and their end customers connect through the BPN, Billtrust’s member network organically expands and it is able to monetize different parts of the network and increase revenue from the BPN. Billtrust charges fees when AP providers send payments, when suppliers receive payments and when Billtrust processes payments through its payment facilitator merchant processing solution. Billtrust expects the favorable market conditions for the BPN and its approach to expanding the BPN’s use to provide significant revenue growth opportunities.

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Expand into new geographies. Billtrust’s platform is currently equipped with international capabilities, with overseas invoice delivery to recipients in 198 countries, acceptance of multiple currencies and compatibility with multiple languages. The market for global invoicing services is large, with over 280 billion annual invoices delivered globally. Looking ahead, Billtrust will seek to further extend and build upon its platform to engage with and target customers in other developed markets.

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Strategic M&A. In addition to growing its business organically, Billtrust will continue to opportunistically pursue strategic acquisitions to increase market share, enhance solutions and capabilities, and expand internationally. Billtrust has a proven track record of successfully sourcing, acquiring and integrating acquisitions, which has enhanced its growth and has helped build out its end to end platform. Billtrust’s dedicated team of corporate development professionals and deep experience in M&A favorably position it for success in this area.

Billtrust’s Platform and Solutions
Billtrust is a leader in the digital transformation of AR and B2B payments. Billtrust’s proprietary SaaS platform automates processes across the AR function and includes a comprehensive B2B payments solution. Modules include credit decisioning and monitoring, online ordering, invoicing, cash application and collections. Billtrust’s cloud-based AR platform delivers measurable business outcomes for its customers, including reducing DSO and bad debt, accelerating cash flow, automating flawed processes, minimizing manual labor and errors and reducing reliance on third party providers. Billtrust helps thousands of customers reach millions of buyers and achieve greater efficiency across their AR lifecycle.
Billtrust launched the BPN in partnership with Visa in November 2018. BPN is an open, two-sided network that leverages Billtrust’s AR platform and connects the financial services ecosystem across AP providers, payment card issuers and banks to bring together suppliers and buyers. The BPN automates the acceptance of electronic payments and remittance data, which is seamlessly delivered to supplier accounting and ERP platforms.

Reduce overdue receivables, bad debt, and write-offs
Accept and manage payments and remittances in nearly any format
Automated credit application, decisioning, and management
Streamlined and simplified invoice delivery and presentment
eCommerce marketplace with configurable web stores
Collections
Credit
Order
Invoicing
Cash App
Remittance
Payment method
Suppliers
Buyers
billtrust
Payments
Payment acceptance flexibility
Multiple payment modalities
Embedded remittance
Process optimization
Financial ecosystem integrator / connector

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Credit Application. Billtrust’s B2B credit application module provides a modern digital process that delivers credit-related information in real-time to streamline prospect evaluation and new customer onboarding during initial sales activity. The solution provides for complete digitization and eliminates frictional challenges resulting from manual application processing, slow data validation and inconsistent review criteria, resulting in accelerated credit decisions and approvals aligning to corporate risk tolerance. The solution provides a highly configurable workflow and branding capabilities.

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Credit Management. Billtrust’s credit management module provides ongoing risk assessment for its customers’ customers. Billtrust’s proprietary software aggregates industry trade-network inputs, bureau reports and other third-party data to create accurate and up-to-date credit profiles. Billtrust’s software also performs granular data analysis, delivering smart recommendations while its artificial intelligence (“AI”)-assisted data weighting and scoring increases accuracy. Profiles, data, and insights are made available to align day-to-day operations with corporate risk strategy.

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Order/E-commerce. Billtrust’s order/e-commerce module provides B2B wholesale distributors with robust e-commerce capabilities. Billtrust’s offering delivers an optimized and personalized configuration, ordering and payment experience. Configurable and seamlessly integrated with existing ERP systems and third-party product content providers, Billtrust’s solution enables its customers to serve their customers 24/7 with deep B2B functionality. The web experience is augmented by an AI-powered recommendation engine and a robust native mobile application.

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Invoicing. Billtrust’s invoicing module enables its customers to optimize invoice delivery across all distribution channels. Billtrust’s module ingests invoice data from myriad ERP systems and presents invoices in ways that reflect customer needs and preferences. The solution includes customer-branded

e-presentment portals, e-bills, email billing, automated entry into AP portals via direct integration and leveraging robotic process automation, and highly efficient print and physical delivery ensuring rapid and cost-efficient presentment and delivery. The solution also includes support from Billtrust’s customer success team that leverages data from Billtrust’s BPN supplier business directory to help Billtrust’s customers migrate their customers to highly efficient electronic delivery methods.
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Integrated B2B Payments. Billtrust’s deeply integrated payment capabilities enable its customers to facilitate payments at every possible touchpoint across its solution set. Various payment types, including ACH, credit card, wire, check and cash can be accepted and automatically captured across the platform. Billtrust’s configuration capabilities allow customers to drive payment acceptance on their terms with flexible criteria per individual buyer to manage costs. Examples include delinquency state, payment amount, surcharge/convenience fee inclusion, remittance quality, AP provider and more. Billtrust’s secure and compliant payment infrastructure shifts risk and compliance responsibilities away from its customers and enables them to leverage Billtrust’s ongoing security investment and expertise.

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Cash Application. Billtrust’s cash application module enables revenue reconciliation via line item reconciliation within accounting and ERP systems. Billtrust’s automated offering consumes payment and remittance data across inbound channels including lockboxes, mail, email, portal posting, hosted payment page intake and via direct and manual feeds. The solution leverages machine learning to constantly increase automation and minimize costly and manual exception handling. Billtrust’s integrations with banks, AP portals and ERPs enable rapid deployment and deliver industry-leading match rates and straight through processing. Exception handling is simplified via Billtrust’s intuitive user interface that is augmented by smart suggestions and an active learning process that actively eliminates exception types once handled.

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Collections. Billtrust’s collections module enables customers to shift from a reactive recovery-centric model to a strategic customer touchpoint-centric operation, preventing payment delays and driving positive customer experiences. The solution delivers process efficiency and increases financial recoveries by automating workflows and providing clear visibility across relevant data points and actions taken. Policies are deployed and monitored across a collections team driving consistent focus and behaviors. Billtrust’s embedded in-line payment acceptance and dispute-handling capabilities at each interaction point are often critical to recoveries.

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Business Payments Network (BPN). The BPN makes accepting electronic payments easy. The network connects suppliers and their underlying systems, AP portals, payment card issuers, banks, and payment processors in a comprehensive, supplier-driven way. Remittance and payments are automatically delivered to a supplier’s “Digital Lockbox” for processing and distribution to their accounting and ERP systems. Participating buyers and financial institutions can also facilitate payment automation with access to BPN’s supplier business directory, a transparent listing of supplier payment preferences. The BPN allows complex financial and payment data to come together in a single platform and at scale, while providing seamless payment processing, reconciliation and remittance management.

Billtrust’s Customers
Billtrust digitally transforms e-commerce, credit, AR and B2B payment processes for over 1,800 customers. Billtrust is trusted by its customers to manage complex order-to-cash processes that include diverse buyers with many end points, multiple ERP systems and AP portal interactions, and high volumes of invoices and payments. Billtrust’s solution is flexible enough to meet the needs of companies ranging from mid-market, or companies with $50 million or more in annual revenues, to enterprise companies, including many Fortune 500 companies. Billtrust currently serves companies in more than 40 industries and presents invoices in more than 190 countries. Billtrust has established significant market penetration among mid-market and enterprise companies in key verticals, including technology, healthcare, industrial, construction and consumer-packaged goods. Billtrust’s platform is highly configurable across industry verticals and interacts with more than 100 ERP systems.
Throughout Billtrust’s engagement with customers, it seeks to increasingly digitally transform their AR and payment processing functions. Most customers begin with one or two modules and adopt additional modules over time, leveraging the breadth of Billtrust’s platform. Billtrust has a dedicated eSolutions team whose overarching focus is helping customers achieve business outcomes. Combining their efforts with those of the rest of Billtrust’s organization, Billtrust has achieved a less than 3% customer churn rate, 100% plus net dollar retention rate for the twelve months ended June 30, 2020 and a consistent 50 plus NPS score. See the section titled “The Business Combination—Certain Billtrust Projected Financial Information” for more information on the calculation of net dollar retention.
Here are two recent examples of Billtrust’s collaborative work with its customers and its results:
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Global storage and information management solutions provider: When Billtrust began working with this customer, the customer had an internal goal to convert 24,000 customers from print to digital in one year. The customer exceeded that goal in approximately one year, with 33,000 customers converted, and the customer currently sends out more than 800,000 documents per month across North America utilizing Billtrust's solutions, reaching a rate for digital distribution of documents of 71% and continuing to grow.

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Global leader in performance-driven golf products: Billtrust’s cash application module helped this customer achieve ACH payment match rates averaging 99.5% and enabled the company to reduce the amount of time used to perform cash application processing by an estimated 20 hours per day. These improvements helped facilitate a 20% annual increase in electronic payments.

Billtrust’s Go-to-Market Strategy
Billtrust targets middle market and enterprise companies that serve a wide variety of customers and have high frequency sales with complicated AR processing requirements. Billtrust’s target market includes both mid-market and enterprise corporations across a variety of industry verticals. Billtrust is largely a direct sales organization and works in tandem with a variety of channel partners including banks, AP providers, industry associations, VARs and ERPs.
The breadth of Billtrust’s platform enables it to market modules for digital transformation across the entire AR spectrum and also allows it to focus on particular customer pain points. This includes functional areas of credit, order, invoicing, payments, cash application and collection. In most cases, Billtrust’s new customer acquisitions are initially for one to two modules, including integrated payments. This creates a significant land and expand opportunity, which is a key underlying objective and value driver in Billtrust’s business.
Billtrust calibrates its sales and marketing activities based upon the size of the customer and whether the customer is an existing customer or a new logo opportunity.
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New Customer Acquisition. Billtrust’s direct sales team consists of sales representatives that have designated portfolios of accounts. In the enterprise segment, Billtrust uses account-based selling and marketing. This includes persona identification such as individual influencers, gatekeepers and decision makers. In the mid-market segment, Billtrust takes a classic funnel approach to marketing against a large number of targets that drives activity to the top of Billtrust’s sales funnel. Billtrust’s account development team quickly manages this activity to qualify leads and transition opportunities to its sales executives.

•
Existing Customer Expansion. Billtrust follows a land and expand strategy and regularly seeks to grow its business by expanding within its existing customer base. This is achieved by selling new modules into that base, penetrating additional divisions or related parties, and activating incremental electronic payment processing activity. Billtrust’s teams identify the expansion opportunity within each account based on modules purchased and proclivity to purchase additional solutions based on industry and company dynamics. This enables disciplined account planning, targeting, execution and success measurement.

Research & Development
Billtrust is committed to helping finance leaders and their organizations provide a cost-effective and differentiated customer experiences for billing and payments. Through a combination of primary and secondary market research, Billtrust constantly seeks to identify new solutions to build as well as ways to improve current solutions in order to help these leaders serve their customers better. Specific actions include product roadmap planning, quality assurance and testing of new and existing product technology and maintenance and enhancement of Billtrust’s existing technology and infrastructure. Billtrust’s research and development organization is comprised of engineering, data science, product and User Experience (“UX”) design teams. Billtrust’s engineering teams are responsible for developing new proprietary technology, and also innovate by applying existing technologies within AR processes. Billtrust’s research and development staff are constantly seeking to provide new insights from data analysis and strengthen predictive models. Billtrust believes that user interactions with its software need to be productive and enjoyable, and consequently Billtrust is highly focused on investing in UX design. Billtrust is committed to delivering impactful, highly-connected, easy–to-deploy, enterprise-grade solutions for AR with integrated payments.
Competition
All mid-market and enterprise businesses require order-to-cash processes. However, most order-to-cash processes are often manual and dated, with limited automation or ERP customization. Such conventional processes remain Billtrust’s single largest competitor to date. Other competitors include smaller players that focus on disparate AR solutions with limited payments integration. Billtrust is unaware of any single integrated AR provider with revenues greater than $150 million with whom it directly competes.
The market for Billtrust’s cash cycle management products, including e-commerce order, credit application, invoice presentment, payment facilitation and automated cash applications, is fragmented, competitive, and constantly evolving. Billtrust’s competitors range from large entities to smaller suppliers of solutions that focus on billing, invoicing solutions and/or electronic bill presentment and payment. With the introduction of new technologies and market entrants, Billtrust expects that the competitive environment will remain intense going forward. Accounting software providers, as well as the financial institutions with which Billtrust partners, may internally develop products, acquire existing, third-party products or may enter into partnerships or other strategic relationships that would enable them to expand their product offerings to compete with Billtrust’s platform or provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than Billtrust. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships.
The category of AR automation is also emerging, following similar growth patterns as the ongoing digital transformation of AP solutions offered by companies like Coupa or SAP Ariba.
Successfully combining AR with integrated payments functionality within companies’ overall information technology footprint can help companies reduce their AR operating costs and increase speed of invoicing, cash receipt and cash application. Billtrust believes that the key competitive factors in its market include:
•	High customer satisfaction and return on investment;
•	Ability to automate and digitally transform AR processes;
•	Product quality, configurability, and functionality;
•	Scalability of cloud-based software solutions with common UX;
•	Ease of deployment and integration into both modern and legacy ERP systems;
•	Extensiveness of ecosystem integrations;
•	Advanced security and control;
•	Brand recognition and market share;
•	Regulatory compliance leadership and know-how in movement of money; and
•	Flexibility to accept transactions across multiple modalities and currencies.
On the basis of these factors, Billtrust believes it is well-positioned among its competitors to help mid-market and enterprise businesses transform their AR with integrated payments. Specifically, Billtrust believes it can enable greater operational efficiency and improve customer experiences for billing and payments. Billtrust expects industry transformation will be influenced by ongoing digitization of B2B e-commerce and AP processes, government tax reforms requiring electronic invoicing and increased demand for work-from-home solutions for AR and integrated payments.
Regulatory Environment
Billtrust operates in a rapidly evolving regulatory environment. It operates through clearance and settlement systems of regulated financial institutions. The accounts that are used to move money on behalf of Billtrust’s customers are at banks with which it maintains contractual relationships. Billtrust enters into direct contracts with its customers, and for certain of those who provide goods or services, Billtrust acts as agent of payment.
Billtrust has implemented an AML program designed to prevent its platform from being used to facilitate money laundering, terrorist financing and other financial crimes. Billtrust’s program is also designed to prevent its products from being used to facilitate business in certain countries, or with certain persons or entities, including those on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls and other foreign authorities. Billtrust’s AML and sanctions compliance programs include policies, procedures, reporting protocols and internal controls, including the designation of an AML compliance officer to oversee the programs, and is designed to address these legal and regulatory requirements and to assist in managing risk associated with money laundering and terrorist financing risks.
Billtrust collects and uses a wide variety of information for various purposes in its business, including to help ensure the integrity of its services and to provide features and functionality to its customers. This aspect of Billtrust’s business, including the collection, use, disclosure, and protection of the information it acquires in connection with its customers’ use of its services, is subject to numerous federal and state laws and regulations in the United States. Accordingly, Billtrust publishes its privacy policies and terms of service, which describes its practices concerning the use, transmission, and disclosure of information.
In addition, several foreign countries and governmental bodies, including the European Union, have laws and regulations dealing with the collection, use, disclosure, and protection of information which are more restrictive than those in the United States. Such laws and regulations may be modified or subject to new or different interpretations, new laws and regulations may be enacted, or Billtrust may modify its products or services in the future, which may subject it to such laws and regulations. For example, Europe’s top court (the Court of Justice of the European Union) recently ruled that the Privacy Shield, a mechanism used by thousands of companies to transfer data between the European Union and United States, was invalid and could no longer be used and also called into question the use of the standard contractual clauses.
Various regulatory agencies in the United States and in foreign jurisdictions continue to examine a wide variety of issues which are applicable to Billtrust and may impact its business. These issues include identity theft, account management guidelines, privacy, information sharing, disclosure rules, cybersecurity, and marketing. As Billtrust’s business continues to develop and expand, it continues to monitor the additional rules and regulations that may become relevant.
Any actual or perceived failure to comply with legal and regulatory requirements may result in, among other things, revocation of required certifications or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability and constraints on Billtrust’s ability to continue to operate. For an additional discussion on governmental regulation affecting Billtrust’s business, please see the risk factors related to regulation of Billtrust’s payments business and regulation in the areas of privacy and data use, under the section titled “Risk Factors—Risks Related to Billtrust’s Business and Industry.”
Intellectual Property
Certain of Billtrust’s products and services are based on proprietary software and related solutions. Billtrust relies on a combination of copyright, trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality, and other contractual arrangements to establish, maintain, and enforce its intellectual property rights in its technology, including with respect to its proprietary rights related to its products and services. In addition, Billtrust licenses technology from third parties that is integrated into some of its solutions.
Billtrust owns a number of registered service marks, including BILLTRUST and other pending applications. Billtrust also owns a number of domain names, including www.billtrust.com.
Employees
As of September 30, 2020, Billtrust had 556 employees, consisting of 193 employees in operations and support, 186 employees in research and development, 59 employees in general and administrative and 118 employees in sales and marketing.
Facilities
Billtrust’s headquarters is an approximately 88,759 square foot facility that Billtrust leases in Lawrenceville, New Jersey. Billtrust’s lease for this facility expires in December 2033. Billtrust believes its facilities are adequate and suitable for its current needs and that should it be needed, suitable additional or alternative space will be available to accommodate its operations.

Legal Proceedings
From time to time, Billtrust may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Billtrust is not currently a party to any legal proceedings, the outcome of which, if determined adversely to Billtrust, would individually or in the aggregate have a material adverse effect on its business, financial condition or results of operations.
Corporate Information
Billtrust was founded in 2001 and was incorporated as a Delaware corporation in 2001. Billtrust’s principal executive offices are located at 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648, and its telephone number is 609-235-1010. Billtrust’s website address is www.billtrust.com. Information contained on or accessible through Billtrust’s website is not a part of this proxy statement/consent solicitation statement/prospectus, and the inclusion of Billtrust’s website address in this proxy statement/consent solicitation statement/prospectus is an inactive textual reference only.

BILLTRUST’S EXECUTIVE AND DIRECTOR COMPENSATION
Unless the context otherwise requires, all references in this section to the “Company,” “Billtrust,” or “it,” refer to the business of Factor Systems, Inc. (d/b/a Billtrust) and its subsidiaries prior to the consummation of the Business Combination and to BTRS Holdings Inc. and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on Billtrust’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.
Executive Compensation
Billtrust’s named executive officers for the year ended December 31, 2019, consisting of its principal executive officer and its only other two executive officers who were serving in such capacity as of December 31, 2019, were:
•	Flint A. Lane, Billtrust’s Chief Executive Officer;
•	Steven Pinado, Billtrust’s President; and
•	Edward Jordan, Billtrust’s former Chief Financial Officer.
2019 Summary Compensation Table
The table below shows compensation of Billtrust’s named executive officers for the year ended December 31, 2019.
Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)	Total ($)
Flint A. Lane	2019	397,917	225,000	8,297(2)	631,214
Chief Executive Officer
Steven Pinado	2019	334,167	150,000	6,337(2)	490,504
President
Edward Jordan	2019	311,042	96,400	212,598(4)	620,040
Former Chief Financial Officer(3)
(1)
The amounts reported represent performance bonuses earned in 2019. Mr. Jordan’s bonus represents a prorated portion of his performance bonus in accordance with the terms of his separation agreement with Billtrust, see the subsection below entitled “—Employment, Severance, and Change in Control Agreements—Employment and Separation Agreements—Mr. Jordan.”

(2)	The amount reported consists of 401(k) matching contributions.
(3)	Mr. Jordan served as Billtrust’s Chief Financial Officer until December 15, 2019.
(4)
The amount reported consists of (i) $6,625 of 401(k) matching contributions, (ii) $162,500, representing six months of severance pay, and (iii) $43,473, representing the additional financial reporting cost attributable to Mr. Jordan’s outstanding stock options under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 as a result of Billtrust’s extension of each option’s post-termination exercise period pursuant to his separation agreement with Billtrust. See the subsection below entitled “—Employment, Severance, and Change in Control Agreements—Employment and Separation Agreements—Mr. Jordan.”

Non-Equity Incentive Plan Compensation
Billtrust seeks to motivate and reward its executives for achievements relative to its corporate goals and expectations for each fiscal year. In 2019, each of Billtrust’s named executive officers was eligible to receive an annual performance bonus based on the achievement of pre-established performance goals as determined by its board of directors or an authorized committee thereof. For 2019, 75% of the payout was based on achievement of corporate objectives, including goals related to revenues, bookings and gross margin, and 25% of the payout was based on individual performance. Each named executive officer was assigned a target bonus expressed as a percentage of his annual base salary. The target bonus amounts for Messrs. Lane, Pinado and Jordan for 2019 were set at $225,000, $150,000 and $120,000, respectively. In February 2020, Billtrust’s board of directors determined that the 2019 corporate objectives were achieved at 100% and, after taking into account each executive’s individual performance, approved annual performance bonuses for Messrs. Lane, Pinado and Jordan for 2019 in the amount of $225,000, $150,000 and $96,400 (Mr. Jordan’s 2019 bonus was prorated due to his termination of service as Billtrust’s Chief Financial Officer on December 15, 2019), respectively, as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Equity-Based Incentive Awards
Billtrust’s equity-based incentive awards are designed to align its interests and those of its stockholders with those of its employees and consultants, including its executive officers. Billtrust’s board of directors or an authorized committee thereof is responsible for approving equity grants.
Historically, Billtrust has generally used stock options as an incentive for long-term compensation to its executive officers because stock options allow its executive officers to realize value from this form of equity compensation only if its stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of Billtrust Common Stock on the date of grant. Billtrust’s executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment with Billtrust. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.
Prior to the Business Combination, Billtrust granted stock options to each of its named executive officers pursuant to its 2014 Incentive Compensation Plan (“ 2014 Plan”) and its 2003 Stock Incentive Plan (“2003 Plan”), the terms of which are described below under the subsections entitled “—Employee Benefit and Stock Plans—2014 Incentive Compensation Plan” and “—Employee Benefit and Stock Plans—2003 Stock Incentive Plan,” respectively. Following the Closing, Billtrust may grant additional equity awards to its named executive officers pursuant to its 2020 Equity Incentive Plan. See the section of this proxy statement/consent solicitation statement/prospectus entitled “Proposal No. 8—The Equity Incentive Plan Proposal.”
All stock options were granted with an exercise price per share that is no less than the fair market value of Billtrust Common Stock on the date of grant of such award. Billtrust’s stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events, as described in more detail under the subsections entitled “—Potential Payments Upon Termination or Change in Control” and “—Employee Benefit and Stock Plans.”
Outstanding Equity Awards at 2019 Fiscal Year-End
The figures in the table below show outstanding equity awards as of December 31, 2019. The number of shares subject to the awards, and the exercise prices for the options, reflect the actual shares and exercise prices as of December 31, 2019. As described in the section entitled “The Business Combination Agreement—General; Structure of the Mergers—Conversion of Securities” in the Business Combination Proposal above, the number of shares subject to Billtrust Options that are outstanding at the Effective Time, and the exercise price of such Billtrust Options, will be adjusted to reflect the Business Combination.
		Option Awards(1)
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Flint A. Lane	5/1/2013	25,000	—	3.49	4/30/2023
Chief Executive Officer	2/1/2015	8,667	—	9.11	1/31/2025
	1/31/2017	12,333	—	13.56	1/30/2027
	5/15/2017	31,250	18,750(2)	13.94	5/14/2027

Steven Pinado	3/28/2018	9,000	15,000(2)	15.50	3/27/2028
President	3/28/2018	82,875(2)	138,125(2)	15.50	3/27/2028

Edward Jordan	8/1/2013	85,000	15,000(2)	3.49	3/14/2021
Former Chief Financial Officer	2/1/2015	4,017	—	9.11	3/14/2021
	1/31/2017	1,239	—	13.56	3/14/2021
	5/15/2017	21,875	13,125	13.94	3/14/2021
(1)
All of the option awards granted in 2013 were granted under Billtrust’s 2003 Plan, the terms of which are described below under “—Employee Benefit and Stock Plans—2003 Stock Incentive Plan.” All of the option awards granted after 2013 were granted under Billtrust’s 2014 Plan, the terms of which are described below under “—Employee Benefit and Stock Plans—2014 Incentive Compensation Plan.”

(2)
The options are subject to a four-year vesting schedule, with 12.5% of the shares subject to each stock option vesting every six months following the date of grant, subject to continued employment through each vesting date.

Employment, Severance, and Change in Control Agreements
Employment and Separation Agreements
Below are descriptions of the employment and separation agreements with Billtrust’s named executive officers as well as descriptions of the employment agreements with Billtrust’s other executive officers, including Mark Shifke, who will serve as the Chief Financial Officer of New Billtrust, and Joe Eng, who will serve as the Chief Information Officer of New Billtrust. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with Billtrust’s executive officers, please see “—Potential Payments Upon Termination or Change in Control” below.
Mr. Lane. In August 2014, Billtrust entered into an employment agreement with Mr. Lane. This agreement, as amended in May 2017 and October 2020, governs the current terms of Mr. Lane’s employment with Billtrust. Pursuant to his employment agreement, Mr. Lane was initially entitled to an annual base salary of $315,000, which was most recently increased to $400,000 in February 2019, and was initially eligible to receive an annual target bonus of $150,000, which was increased to $225,000 in 2019, and most recently increased to $250,000 in October 2020, payable based on the achievement of performance goals as established by the compensation committee of Billtrust’s board of directors. Mr. Lane is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” Mr. Lane is also eligible for standard benefits such as paid time off, for reimbursement of business expenses, and to participate in employee benefit plans and programs. Mr. Lane’s employment is at will.
Mr. Pinado. In March 2018, Billtrust entered into an employment agreement with Mr. Pinado. This agreement, as amended in October 2020, governs the current terms of Mr. Pinado’s employment with Billtrust. Pursuant to his employment agreement, Mr. Pinado was initially entitled to an annual base salary of $325,000, which was increased to $350,000 in February 2019, and was eligible to receive an annual target bonus of $150,000 in 2019 and most recently increased to $175,000 in October 2020, payable based on the achievement of individual and corporate performance goals as established by the compensation committee of Billtrust’s board of directors. Mr. Pinado is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” Mr. Pinado is also eligible for standard benefits such as paid time off, for reimbursement of business expenses, and to participate in employee benefit plans and programs. Mr. Pinado’s employment is at will.
Mr. Jordan. In November 2019, Billtrust entered into a separation agreement with Mr. Jordan pursuant to which his service as Billtrust’s Chief Financial Officer terminated on December 15, 2019. In exchange for a release of claims in favor of Billtrust and subject to his compliance with his obligations under the separation agreement, including those relating to confidentiality, non-disparagement, and return of company property, Billtrust agreed to make severance payments equal to six months of Mr. Jordan’s then-current base salary, the prorated amount of his 2019 performance-based bonus and the cost of Consolidated Omnibus Budget Reconciliation Act (“COBRA”) continuation coverage for six months. Additionally, the stock options held by Mr. Jordan that otherwise would have vested during such six-month severance period continued to vest, and all vested options Mr. Jordan holds will remain exercisable in accordance with the terms of the applicable award agreement, except the post-termination exercise period for his options was extended to the earlier of 15 months following Mr. Jordan’s termination date and expiration of the options’ 10-year term.
Mr. Shifke. In March 2020, Billtrust entered into an employment agreement with Mr. Shifke. This agreement governs the current terms of Mr. Shifke’s employment with Billtrust. Pursuant to his employment agreement, Mr. Shifke is entitled to an annual base salary of $325,000, and is eligible to receive an annual target bonus of $150,000, payable based on the achievement of performance goals as established by the compensation committee of Billtrust’s board of directors. Mr. Shifke is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” Mr. Shifke is also eligible for standard benefits such as paid time off, for reimbursement of business expenses, and to participate in employee benefit plans and programs. Mr. Shifke’s employment is at will.
Mr. Eng. In February 2020, Billtrust entered into an employment agreement with Mr. Eng. This agreement governs the current terms of Mr. Eng’s employment with Billtrust. Pursuant to his employment agreement, Mr. Eng is entitled to an annual base salary of $300,000, and is eligible to receive an annual target bonus of $150,000, payable based on the achievement of performance goals as established by the compensation committee of Billtrust’s board of directors. Mr. Eng is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” Mr. Eng is also eligible for standard benefits such as paid time off, for reimbursement of business expenses, and to participate in employee benefit plans and programs. Mr. Eng’s employment is at will.
Potential Payments Upon Termination or Change in Control
Mr. Lane. Pursuant to Mr. Lane’s employment agreement, if Mr. Lane’s employment is terminated due to his death or “disability” (as defined in Mr. Lane’s employment agreement), Mr. Lane or his estate will be entitled to the cost of COBRA continuation coverage for all health plans and programs that Mr. Lane or his covered dependents participated in immediately prior to his termination for up to 12 months following his termination, and immediate vesting of all unvested options that otherwise would have vested during the 12-month period following Mr. Lane’s termination. In addition, in the event of termination due to death, Mr. Lane’s estate will be entitled to continued payment of his base salary for 12 months following his death. In the event that Mr. Lane’s employment is terminated, absent a “change in control,” by Billtrust without “cause” or by Mr. Lane for “good reason” (each, as defined in Mr. Lane’s employment agreement), and subject to his delivery to Billtrust of a general release of claims, he will be entitled to continued payment of his base salary for six months after his termination or resignation date, the cost of COBRA continuation coverage for all health plans and programs that Mr. Lane participated in immediately prior to his termination for up to six months following his termination or resignation date, and immediate vesting of all unvested options that otherwise would have vested during such six-month severance period following Mr. Lane’s termination or resignation (with any then-vested stock options remaining exercisable through the earlier of 12 months following his termination date and the expiration date set forth in the applicable award agreement). In the event that Mr. Lane’s employment is terminated by Billtrust without cause or by Mr. Lane for good reason, in either case, within three months prior to or 12 months following a change in control, and subject to his delivery to Billtrust of a general release of claims, Mr. Lane will be entitled to continued payment of his base salary for 12 months, the cost of COBRA continuation coverage for all health plans and programs that Mr. Lane participated in immediately prior to his termination for up to 12 months, and immediate vesting, on the later of (i) the date of such termination or (ii) the effective date of the change in control, of all outstanding options that otherwise would have vested during the 24-month period following his termination or resignation (with any then-vested options remaining exercisable through the earlier of 12 months following his termination date and the expiration date set forth in the applicable award agreement). In addition, in the event that Mr. Lane’s employment is terminated due to his death or disability, by Billtrust without cause or by Mr. Lane for good reason, and subject to his delivery to Billtrust of a general release of claims, he will be entitled to (i) any portion of his target annual bonus that is based on the achievement of individual interim or year-end objectives that have been met at the time of his termination, regardless of whether such termination occurs before the end of the applicable year and the actual calculation of such bonus for such year, (ii) any portion of his target annual bonus that is based on subjective performance will be paid in accordance with Billtrust’s applicable bonus policy, and (iii) a pro-rata portion of his target annual bonus that is based on achievement of corporate performance objectives, with such proration determined based on the number of days during the year of his termination that Mr. Lane worked and with the applicable corporate performance determined based on actual achievement for such year. Mr. Lane’s employment agreement, as amended, provides that if any payment or distribution thereunder would constitute “excess parachute payments” within the meaning of Section 280G of the Code, then such payments will be reduced if such reduction will provide Mr. Lane with a greater net after-tax benefit than would no reduction.
Mr. Pinado. Pursuant to Mr. Pinado’s employment agreement, if Mr. Pinado’s employment is terminated due to his death or “disability” (as defined in Mr. Pinado’s employment agreement), Mr. Pinado or his estate will be entitled to the cost of COBRA continuation coverage for all health plans and programs that Mr. Pinado or his covered dependents participated in immediately prior to his termination for up to 12 months following his termination, and immediate vesting of all unvested options that otherwise would have vested during the 12-month period following Mr. Pinado’s termination. In addition, in the event of termination due to death, Mr. Pinado’s estate will be entitled to continued payment of his base salary for 12 months following his death. In the event that Mr. Pinado’s employment is terminated, absent a “change in control,” by Billtrust without “cause” or by Mr. Pinado for “good reason” (each, as defined in Mr. Pinado’s employment agreement), and subject to his delivery to Billtrust of a general release of claims, he will be entitled to continued payment of his base salary for six months after his termination or resignation date, the cost of COBRA continuation coverage for all health plans and programs that Mr. Pinado participated in immediately prior to his termination for up to six months following his termination or resignation date, and immediate vesting of all unvested options that otherwise would have vested during such six-month severance period following Mr. Pinado’s termination or resignation (with any then-vested stock options remaining exercisable through the earlier of 12 months following his termination date and the expiration date set forth in the applicable award agreement). In the event that Mr. Pinado’s employment is terminated by Billtrust without cause or by Mr. Pinado for good reason, in either case, within three months prior to or 12 months following a change in control, and subject to his delivery to Billtrust of a general release of claims, Mr. Pinado will be entitled to continued payment of his base salary for 12 months, the cost of COBRA continuation coverage for all health plans and programs that Mr. Pinado participated in immediately prior to his termination for up to 12 months, and immediate vesting, on the later of (i) the date of such termination or (ii) the effective date of the change in control, of all outstanding options that otherwise would have vested during the 24-month period following his termination or resignation (with any then-vested options remaining exercisable through the earlier of 12 months following his termination date and the expiration date set forth in the applicable award agreement). In addition, in the event that Mr. Pinado’s employment is terminated due to his death or disability, by Billtrust without cause or by Mr. Pinado for good reason, and subject to his delivery to Billtrust of a general release of claims, he will be entitled to (i) any portion of his target annual bonus that is based on the achievement of individual interim or year-end objectives that have been met at the time of his termination, regardless of whether such termination occurs before the end of the applicable year and the actual calculation of such bonus for such year, (ii) any portion of his target annual bonus that is based on subjective performance will be paid in accordance with the Billtrust’s applicable bonus policy, and (iii) a pro-rata portion of his target annual bonus that is based on achievement of corporate performance objectives, with such proration determined based on the number of days during the year of his termination that Mr. Pinado worked and with the applicable corporate performance determined based on actual achievement for such year.
Mr. Shifke. Pursuant to Mr. Shifke’s employment agreement, if Mr. Shifke’s employment is terminated due to his death or “disability” (as defined in Mr. Shifke’s employment agreement), Mr. Shifke or his estate will be entitled to the cost of COBRA continuation coverage for all health plans and programs that Mr. Shifke or his covered dependents participated in immediately prior to his termination for up to 12 months following his termination and immediate vesting of all unvested options that otherwise would have vested during the 12-month period following Mr. Shifke’s termination. In addition, in the event of termination due to death, Mr. Shifke’s estate will be entitled to continued payment of his base salary for 12 months following his death. In the event that Mr. Shifke’s employment is terminated, absent a “change in control,” by Billtrust without “cause” or by Mr. Shifke for “good reason” (each, as defined in Mr. Shifke’s employment agreement), and subject to his delivery to Billtrust of a general release of claims, he will be entitled to continued payment of his base salary for six months after his termination or resignation date, the cost of COBRA continuation coverage for all health plans and programs that Mr. Shifke participated in immediately prior to his termination for up to six months following his termination or resignation date, and, (a) if such termination occurs within six months of the commencement date of Mr. Shifke’s employment, all unvested options that would have vested during the six month period following such termination shall immediately vest, (b) if such termination occurs between six and nine months following the commencement date of Mr. Shifke’s employment, all unvested options that would have vested during the nine months following such termination shall immediately vest, and (c) if such termination occurs after nine months of the commencement date of Mr. Shifke’s employment, all unvested options that would have vested during the 12 month period following such termination will immediately vest (in each case, with any then-vested stock options remaining exercisable through the earlier of 12 months following his termination date and the expiration date set forth in the applicable award agreement). In the event that Mr. Shifke’s employment is terminated by Billtrust without cause or by Mr. Shifke for good reason, in either case, within three months prior to or 12 months following a change in control, and subject to his delivery to Billtrust of a general release of claims, Mr. Shifke will be entitled to continued payment of his base salary for 12 months, the cost of COBRA continuation coverage for all health plans and programs that Mr. Shifke participated in immediately prior to his termination for up to 12 months, and immediate vesting, on the later of (i) the date of such termination or (ii) the effective date of the change in control, of all outstanding options (with any then-vested options remaining exercisable through the earlier of 12 months following his termination date and the expiration date set forth in the applicable award agreement). In addition, in the event that Mr. Shifke’s employment is terminated due to his death or disability, by Billtrust without cause or by Mr. Shifke for good reason, and subject to his delivery to Billtrust of a general release of claims, he will be entitled to (i) any portion of his target annual bonus that is based on the achievement of individual interim or year-end objectives that have been met at the time of his termination, regardless of whether such termination occurs before the end of the applicable year and the actual calculation of such bonus for such year, (ii) any portion of his target annual bonus that is based on subjective performance will be paid in accordance with the Billtrust’s applicable bonus policy, and (iii) a pro-rata portion of his target annual bonus that is based on achievement of corporate performance objectives, with such proration determined based on the number of days during the year of his termination that Mr. Shifke worked and with the applicable corporate performance determined based on actual achievement for such year.
Mr. Eng. Pursuant to Mr. Eng’s employment agreement, if Mr. Eng’s employment is terminated due to his death or “disability” (as defined in Mr. Eng’s employment agreement), Mr. Eng or his estate will be entitled to the cost of COBRA continuation coverage for all health plans and programs that Mr. Eng or his covered dependents participated in immediately prior to his termination for up to 12 months following his termination and immediate vesting of all unvested options that otherwise would have vested during the 12-month period following Mr. Eng’s termination. In addition, in the event of termination due to death, Mr. Eng’s estate will be entitled to continued payment of his base salary for 12 months following his death. In the event that Mr. Eng’s employment is terminated, absent a “change in control,” by Billtrust without “cause” or by Mr. Eng for “good reason” (each, as defined in Mr. Eng’s employment agreement), and subject to his delivery to Billtrust of a general release of claims, he will be entitled to continued payment of his base salary for six months after his termination or resignation date, the cost of COBRA continuation coverage for all health plans and programs that Mr. Eng participated in immediately prior to his termination for up to six months following his termination or resignation date, and immediate vesting of all unvested options that otherwise would have vested during such six-month severance period following Mr. Eng’s termination or resignation (with any then-vested stock options remaining exercisable through the earlier of 12 months following his termination date and the expiration date set forth in the applicable award agreement). In the event that Mr. Eng’s employment is terminated by Billtrust without cause or by Mr. Eng for good reason, in either case, within three months prior to or 12 months following a change in control, and subject to his delivery to Billtrust of a general release of claims, Mr. Eng will be entitled to continued payment of his base salary for 12 months, the cost of COBRA continuation coverage for all health plans and programs that Mr. Eng participated in immediately prior to his termination for up to 12 months, and immediate vesting, on the later of (i) the date of such termination or (ii) the effective date of the change in control, of all outstanding options that otherwise would have vested during the 24-month period following his termination or resignation (with any then-vested options remaining exercisable through the earlier of 12 months following his termination date and the expiration date set forth in the applicable award agreement). In addition, in the event that Mr. Eng’s employment is terminated due to his death or disability, by Billtrust without cause or by Mr. Eng for good reason, and subject to his delivery to Billtrust of a general release of claims, he will be entitled to (i) any portion of his target annual bonus that is based on the achievement of individual interim or year-end objectives that have been met at the time of his termination, regardless of whether such termination occurs before the end of the applicable year and the actual calculation of such bonus for such year, (ii) any portion of his target annual bonus that is based on subjective performance will be paid in accordance with Billtrust’s applicable bonus policy, and (iii) a pro-rata portion of his target annual bonus that is based on achievement of corporate performance objectives, with such proration determined based on the number of days during the year of his termination that Mr. Eng worked and with the applicable corporate performance determined based on actual achievement for such year.
Other Compensation and Benefits
All of Billtrust’s named executive officers (other than Mr. Jordan) are eligible to participate in Billtrust’s employee benefit plans, including medical, dental, vision, and life insurance plans, in each case on the same basis as all of Billtrust’s other employees. Billtrust pays the premiums for the life, disability, accidental death, and dismemberment insurance for all employees, including its named executive officers (other than Mr. Jordan). Billtrust generally does not provide perquisites or personal benefits.
Employee Benefit and Stock Plans
Billtrust believes that its ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of its employees, consultants and directors with the financial interests of its stockholders. In addition, Billtrust believes that its ability to grant options and other equity-based awards helps it to attract, retain and motivate employees, consultants, and directors, and encourages them to devote their best efforts to its business and financial success. The principal features of Billtrust’s existing equity incentive plans and its 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are attached as Exhibits 10.11 and 10.12 to the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part.

2014 Incentive Compensation Plan
Billtrust’s 2014 Plan was originally adopted by its board of directors and approved by its stockholders in July 2014, and was amended in May 2017. The 2014 Plan is divided into three separate equity incentive programs: (i) the Discretionary Grant Program under which Billtrust’s employees, directors and consultants may, at the discretion of the plan administrator, be granted options to purchase shares of Billtrust Common Stock or stock appreciation rights tied to the value of Billtrust Common Stock, (ii) the Stock Issuance Program under which Billtrust’s employees, directors and consultants may, at the discretion of the plan administrator, be issued shares of Billtrust Common Stock pursuant to restricted stock awards, restricted stock units or other stock based awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones, or such shares of Billtrust Common Stock may be issued through direct purchase or as a bonus for services rendered to Billtrust, and (iii) the Incentive Bonus Program under which Billtrust’s employees, directors and consultants may, at the discretion of the plan administrator, be provided with incentive bonus opportunities through performance unit awards and special cash incentive programs tied to the attainment of pre-established performance milestones. Immediately prior to the completion of the Business Combination, the 2014 Plan will be terminated, and no further grants will be made under the 2014 Plan. Any outstanding awards granted under the 2014 Plan will remain subject to the terms of the 2014 Plan and the applicable award agreement. Stock options granted under the Discretionary Grant Program are the only stock awards outstanding under the 2014 Plan.
Authorized Shares. The maximum number of shares of Billtrust Common Stock that may be issued under the 2014 Plan is 1,486,164 shares.
Plan Administration. Billtrust’s board of directors, or a duly authorized committee thereof, is granted the authority to administer the 2014 Plan. The 2014 Plan authorizes the plan administrator to determine which eligible persons are to receive awards, the time or times when awards are to be made, the number of shares to be covered by each award, the time or times when the award is to become exercisable, the vesting schedule (if any) applicable to an award, the maximum term for which each award is to remain outstanding and the status of a granted option as either an ISO or an NSO.
Discretionary Grant Program—Stock Options. ISOs and NSOs are granted pursuant to award agreements adopted by the plan administrator. ISOs may only be granted to Billtrust’s employees. Anyone eligible to participate in the 2014 Plan may receive an award of NSOs. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than 10 years (or five years in the case of ISOs granted to certain significant stockholders). Subject to certain exceptions for death and disability, an option granted under the 2014 Plan generally may only be exercised while an optionholder is employed by, or providing service to, Billtrust, unless provided otherwise in the optionholder’s award agreement. If an optionholder’s service relationship with Billtrust ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months thereafter, unless provided otherwise in the optionholder’s award agreement. An optionholder may exercise an option by delivering notice of exercise to Billtrust and paying the exercise price. Acceptable consideration for the purchase of stock issued upon the exercise of an option include (i) cash or check, (ii) shares of Billtrust Common Stock previously held by the optionholder for a requisite period, (iii) shares of Billtrust Common Stock otherwise issuable under the option, or (iv) through a broker-assisted cashless exercise program. In no event may an option be exercised beyond the expiration of its term. The plan administrator will have the authority to effect, at any time and from time to time, with the consent of the affected optionholders, the cancellation of any or all outstanding options under the 2014 Plan and to grant in substitution therefore new options covering the same or different number of shares with an exercise price per share based on the fair market value per share on the new option grant date.
Certain Transactions. The plan administrator has broad discretion to take action under the 2014 Plan, as well as to make adjustments to the terms and conditions of awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In the event of a change in control, as defined in the 2014 Plan, each outstanding award will automatically accelerate so that each such award will be exercisable immediately prior to the change in control. However, the plan administrator may determine, in its sole discretion, that such awards will not accelerate and instead will be assumed or continued by the successor corporation, replaced with a cash incentive program of the successor corporation, or be subject to other limitations as determined by the plan administrator at the time of grant. To the extent the plan administrator determines, in its sole discretion, that any option outstanding on the date of the change in control will not be assumed by the successor corporation or otherwise continued or replaced, the holder of any such option will be entitled to receive, upon consummation of the change in control, a lump sum cash payment equal to the spread, if any, existing on the shares subject to the option over the aggregate exercise price in effect for such option.
Transferability. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, options granted under the 2014 Plan are generally non-transferable and are exercisable only by the optionholder.
2003 Stock Incentive Plan
Billtrust’s board of directors adopted the 2003 Plan in 2003 and its stockholders approved the 2003 Plan in 2003. The 2003 Plan provides for the grant of ISOs to Billtrust’s employees and for the grant of NSOs, restricted stock awards and other forms of stock awards to its employees, directors and consultants. The 2003 Plan expired by its terms in 2013, and no further grants have been made under the 2003 Plan since its expiration. Any outstanding awards granted under the 2003 Plan remain subject to the terms of the 2003 Plan and the applicable award agreement. Stock options are the only stock awards outstanding under the 2003 Plan.
Authorized Shares. The number of shares of Billtrust Common Stock reserved for issuance under the 2003 Plan was 500,000 shares.
Plan Administration. Billtrust’s board of directors, or a duly authorized committee thereof, is granted the authority to administer the 2003 Plan. The 2003 Plan authorizes the plan administrator to determine the terms of stock awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of Billtrust Common Stock, the vesting schedule applicable to awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the 2003 Plan.
The plan administrator has the power to amend, modify or terminate outstanding awards under the 2003 Plan. Subject to the terms of the 2003 Plan, the plan administrator has the authority to substitute any outstanding award, change the date of exercise, and convert an ISO to an NSO, provided that the consent of an optionholder may be required to the extent the optionholder is materially and adversely affected by the action.
Stock Options. ISOs and NSOs were granted under stock option agreements adopted by the plan administrator. The plan administrator determined the number of shares covered by each option, the exercise price of each option and the conditions and limitations applicable to the exercise of each option. Acceptable consideration for the purchase of Billtrust Common Stock issued upon the exercise of a stock option is determined by the plan administrator and may include (i) cash or check, (ii) a broker-assisted cashless exercise, (iii) shares previously owned by the optionholder, (iv) delivery of a promissory note, (v) other lawful consideration approved by the plan administrator, or (vi) by any combination of the previously listed forms of payment.
Corporate Transactions. In the event there is a specified type of change in Billtrust’s capital structure, such as a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, or spin-off, necessary and appropriate adjustments will be made to (i) the number and class of shares of securities available under the 2003 Plan; (ii) the number and class of securities and exercise price per share subject to each outstanding option; and (iii) other necessary adjustments determined by the plan administrator. The 2003 Plan provides that in the event of a reorganization event, as defined in the 2003 Plan, all outstanding options will be assumed or substituted by the acquiring or succeeding corporation. If the acquiring or succeeding corporation does not agree to assume or substitute for such options, then the plan administrator will notify all optionholders that all options will become exercisable in full at a time prior to the reorganization event, and will terminate immediately prior to the reorganization event. However, if stockholders will receive cash payment for their shares upon consummation of the reorganization event, then the plan administrator may provide that each option will terminate upon the consummation of the reorganization event, and each optionholder will instead receive a cash payment equal to the per-share consideration that will be received by stockholders in the reorganization event multiplied by the number of shares subject to such option less the aggregate exercise price of such option.
Transferability. Unless the plan administrator determines otherwise, an optionholder may not transfer options granted under the 2003 Plan other than by will, or by the laws of descent and distribution.

401(k) Plan
Billtrust maintains a 401(k) plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. Billtrust has the ability to make matching and discretionary contributions to the 401(k) plan. In 2019, Billtrust made matching contributions to each participant’s account under the 401(k) plan in an amount equal to 50% of the participant’s contributions up to 6% of the participant’s eligible compensation. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by Billtrust when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.
Post-Business Combination Executive Compensation
Following the consummation of the Business Combination, Billtrust intends to develop an executive compensation program that is designed to align compensation with New Billtrust’s business objectives and the creation of stockholder value, while enabling New Billtrust to attract, retain, incentivize and reward individuals who contribute to the long-term success of New Billtrust. Decisions regarding the executive compensation program will be made by the New Billtrust compensation committee.
2019 Director Compensation Table
The following table sets forth in summary form information concerning the compensation that Billtrust paid or awarded during the year ended December 31, 2019 to each of its non-employee directors who served on its board of directors during 2019.
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)(1)(2)	All other compensation ($)	Total ($)
Kanwarpal Bindra	—	—	89,512	—	89,512
Robert Farrell	—	—	273,817	—	273,817
Kelly Ford-Buckley	—	—	89,917	—	89,917
Clare Hart	—	—	89,512	—	89,512
Lawrence Irving	—	—	237,417	—	237,417
Stephen Waldis	—	—	217,817	—	217,817
Matt Harris	—	—	—	—	—
(1)
The amounts reported represent the aggregate grant date fair value of stock options awarded in 2019, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value are set forth in Note 2 to Billtrust’s audited financial statements appearing elsewhere in this proxy statement/consent solicitation statement/prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee director.

(2)
As of December 31, 2019, the aggregate number of shares underlying outstanding options to purchase Billtrust Common Stock held by its non-employee directors were: Kanwarpal Bindra 9,861 shares of Billtrust Common Stock, Robert Farrell 38,611 shares of Billtrust Common Stock, Kelly Ford-Buckley 9,861 shares of Billtrust Common Stock, Clare Hart 9,861 share of Billtrust Common Stock, Lawrence Irving 38,611 shares of Billtrust Common Stock, Stephen Waldis 58,611 shares of Billtrust Common Stock and Matt Harris zero shares of Billtrust Common Stock. As of December 31, 2019, none of Billtrust’s non-employee directors held other unvested stock awards.

Billtrust currently has no formal arrangements under which its directors receive compensation for their service on Billtrust’s board of directors or its committees. Billtrust’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors.
Billtrust’s board of directors expects to review director compensation periodically to ensure that director compensation remains competitive such that it is able to recruit and retain qualified directors. Following the consummation of the Business Combination, Billtrust intends to develop a director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling it to attract, retain, incentivize and reward directors who contribute to the long-term success of New Billtrust.

BILLTRUST’S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information which Billtrust’s management believes is relevant to an assessment and understanding of Billtrust’s results of operations and financial condition. This discussion and analysis should be read together with the section of this proxy statement/consent solicitation statement/prospectus entitled “Selected Historical Financial Information of Billtrust” and the audited and unaudited condensed financial statements and related notes of Billtrust that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. This discussion and analysis should also be read together with the section of this proxy statement/consent solicitation statement/prospectus entitled “Information About Billtrust” and the unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2020 and for the year ended December 31, 2019 (in the section of this proxy statement/consent solicitation statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”). In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors—Risks Related to Billtrust’s Business and Industry” or elsewhere in this proxy statement/consent solicitation statement/prospectus.
Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Billtrust’s financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.
Business Overview
Billtrust is a leading provider of cloud-based software and integrated payment processing solutions that simplify and automate B2B commerce. Accounts receivable (“AR”) is broken and relies on conventional processes that are outdated, inefficient, manual and largely paper-based. Billtrust is at the forefront of the digital transformation of AR, providing mission-critical solutions that span credit decisioning and monitoring, online ordering, invoicing, cash application and collections. Billtrust’s solutions integrate with a number of ecosystem players, including financial institutions, enterprise resource planning (“ERP”) systems, and accounts payable (“AP”) software platforms, to help customers accelerate cash flow and generate sales more quickly and efficiently. Customers use Billtrust’s platform to transition from expensive paper invoicing and check acceptance to efficient electronic billing and payments, which generates cost savings and provides a better user experience.
Billtrust is mission-critical to its customers’ AR operations, helping them convert from expensive paper invoicing and check acceptance to efficient electronic billing and payments. Billtrust’s proprietary technology platform offers Billtrust’s customers multiple ways to send invoices (print, fax, email, online, and AP portal) and receive payments (paper check, ACH, email, phone, and credit card). Billtrust has an electronic solutions (eSolutions) team that works closely with Billtrust’s customers to transition their users from paper invoices and payments to electronic, which results in accelerated savings, faster realization of cash, and a better user experience. Customers use Billtrust’s integrated AR platform to automate credit decisioning, online ordering, invoice delivery, payment capture, cash application, and collections. In addition to driving cost savings for customers, Billtrust benefits from margin expansion and incremental revenue through the monetization of electronic payments.
Billtrust’s customers have a daunting task of capturing and applying payments from hundreds or thousands of their buyer customers, all via different channels and payment types. Larger buyers, or their outsourced AP providers, offer their portals as a means for suppliers to be paid. Suppliers, on the other hand, prefer a single source of payments with clean remittance, or payment instructions. To address this large and increasingly growing pain point for suppliers, Billtrust created a leading two-sided B2B payments network, the Business Payments Network (BPN) that connects buyers and suppliers. Billtrust built integrations with leading ERP and accounting systems, banks, and AP software providers to offer an online supplier business directory, programmatic payment preferences, payment flexibility, and streamlined reconciliation of remittance data.

Acquisitions
On April 19, 2018 Billtrust paid aggregate cash consideration of $16.3 million to purchase the assets and assume certain liabilities of a business known as Credit2B, which provides technology for use by businesses for credit decisioning, credit scoring, credit monitoring and automated credit applications.
On April 12, 2019, Billtrust entered into an asset purchase agreement with Second Phase, LLC to purchase 100% of the assets and assume certain liabilities of a business known as Second Phase, based in Colorado. Second Phase operates a cloud platform that delivers customer ecommerce and product information management solutions for businesses that enables them to create web based platforms and other tools for efficiently accepting customer orders and promoting their products, integrating with information in their existing ERP. The total purchase price was $8.5 million, consisting of (i) cash consideration of $6.3 million, net of cash acquired, (ii) $1.1 million of deferred purchase price in the form of an interest bearing note payable at a rate of 2.52% per annum to the sellers, and (iii) earnouts in each of the first three full years commencing May 1, 2019, based on meeting certain recurring revenue growth and profitability targets, which were recorded at their estimated fair value of $1.1 million. Refer to Note 3 to Billtrust’s audited financial statements appearing elsewhere in this proxy statement/consent solicitation statement/prospectus for further information on both acquisitions, which were not material to the results of operations.
Segments and Financial Summary
Billtrust has determined that it has two reportable segments - the Print segment and the Software and Payments segment. Billtrust's chief operating decision maker is Billtrust’s Chief Executive Officer (“CEO”) who reviews discrete financial and other information presented for print services and software and payment services for purposes of allocating resources and evaluating Billtrust’s financial performance. Billtrust’s accounting policies are described in Note 2 in its financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.
Billtrust has expanded its product reach and customer base over the past years and scaled its business operations in recent periods. Billtrust’s total revenues were $136.5 million, $120.5 million and $110.2 million for the years ended December 31, 2019, 2018 and 2017, respectively, and total revenues were $68.7 million and $65.2 million for the six months ended June 30, 2020 and 2019, respectively.
As a result of Billtrust’s continued expenditures for product development, sales and marketing, and expansion of its leased facilities, Billtrust has generated increasing net losses of $22.8 million, $18.2 million and $16.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. Billtrust also had a net loss of $10.0 million and $12.3 million for the for the six months ended June 30, 2020 and 2019. Billtrust’s net loss decrease for the six months ended June 30, 2020 was due, in part, to modified business practices adopted in March 2020 as a result of the COVID-19 pandemic. For more information on how Billtrust was affected by and responded to COVID-19, see the section entitled “—Impact of COVID-19 on Billtrust’s Business.”
Billtrust’s Business Model
Billtrust’s business model focuses on maximizing the lifetime value of a customer relationship by providing measurable efficiencies along the entire order to cash process, and Billtrust continues to make significant investments in order to grow its customer base. Billtrust generates revenue from a hybrid subscription and transaction model. This model includes subscription, transaction and services from:
•	subscription fees that are recognized ratably as Billtrust’s obligations are delivered over the subscription term,
•	transaction fees that are recognized when transactions are processed, and in some cases ratably as Billtrust’s obligations are delivered, for:
○	transaction processing based on electronic invoices delivered, stored, or printed through its software platform and print operations; and
○	payments based on a percentage of payment volume processed or per item processing fees at contracted rates
•
and services revenue from professional services associated with implementation services of new customers or products on its platform, as well as consulting services provided to customers on a time and materials basis, or for a fixed fee.

The profitability of any customer in a particular period depends upon the mix of revenue between the Software and Payments and Print segments, as well as, in part, upon the length of time they have been a customer. Billtrust believes that, over time, as its customer base grows and a relatively higher percentage of subscription, transaction and services revenue are attributable to a mature customer base versus new customers or upsells to existing customers, associated sales and marketing expenses and other allocated upfront costs as a percentage of revenues will decrease, subject to investments Billtrust plans to make in its business. Over the lifetime of the customer relationship, Billtrust also incurs sales and marketing costs to manage the account or upsell the customer to more products on its platform. These costs, however, are significantly less than the costs initially incurred to acquire the customer. Billtrust calculates the lifetime value of its customers and associated customer acquisition costs for a particular fiscal year by comparing (1) estimated gross profit from contracted revenues in the period multiplied by one divided by the estimated customer cancellation rate to (2) total sales and marketing expense for the same period. On this basis, Billtrust estimates that for the years ended December 31, 2019, 2018, and 2017, the calculated lifetime value of its customers exceeded six times the associated cost of acquiring them.
Recent Developments
Proposed Merger with South Mountain
On October 18, 2020, South Mountain, First Merger Sub and Second Merger Sub entered into the BCA with Billtrust. Both parties intend to enter into a business combination transaction by which: (a) First Merger Sub, a wholly owned subsidiary of South Mountain will merge with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (Billtrust, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”) and (b) as soon as practicable, but in any event within ten (10) days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub, a wholly owned subsidiary of South Mountain (the “Second Merger,” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”). After giving effect to the Mergers, South Mountain will own, directly, all of the issued and outstanding equity interests of Billtrust, and the pre-Business Combination stockholders of Billtrust will hold a portion of the South Mountain Class A Common Stock and all of the South Mountain Class C Common Stock.
Upon Closing, the combined operating company will be named BTRS Holdings Inc. and the New Billtrust Class 1 Common Stock and the Public Warrants will continue to be listed on the Nasdaq and trade under the ticker symbols “BTRS” and “BTRSW,” respectively.
Concurrently with the execution of the BCA, South Mountain entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, and South Mountain has agreed to sell to the PIPE Investors, an aggregate of 20,000,000 shares of South Mountain Class A Common Stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $200 million, in the PIPE Financing. The BCA also contains a minimum cash condition at Closing of $225 million for South Mountain, after giving effect to the PIPE Financing. New Billtrust's cash on hand after giving effect to these transactions will be used for general corporate purposes, including investments in sales and marketing efforts, advancement of New Billtrust’s research and development efforts, general and administrative matters, and capital expenditures. New Billtrust may also use the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement its business.
Impact of COVID-19 on Billtrust’s Business
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries. In March 2020, the United States declared a State of National Emergency due to the COVID-19 outbreak. In addition, many jurisdictions in the United States have limited, and are considering to further limit, social mobility and gathering. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public establishments.
Billtrust’s business continues to operate despite the disruption of many business operations in the United States and its decision to require employees to work from remote locations. The pandemic has served to increase the awareness and urgency around accelerating the digital transformation of AR through Billtrust’s products and platform. Although Billtrust has not experienced significant business disruptions thus far from the COVID-19 pandemic, Billtrust saw its transaction fees, including those in the print segment, decrease year over year for certain customers. This decrease was seen most acutely in the three months ended June 30, 2020. Billtrust is unable to predict the full impact that the COVID-19 pandemic will have on its future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic, the actions that may be taken by government authorities across the United States, the impact to its customers, employees and suppliers, and other factors described in the section titled “Risk Factors” in this proxy statement/consent solicitation statement/prospectus. These factors are beyond Billtrust’s knowledge and control and, as a result, at this time, Billtrust is unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on Billtrust’s business, operating results, cash flows and financial condition.
Some of Billtrust’s customers have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. The COVID-19 pandemic has caused Billtrust to modify its business practices (including employee travel and cancellation of physical participation in meetings, events and conferences), all of its employees are currently working remotely, and it may take further actions as may be required by government authorities or that Billtrust determines are in the best interests of its employees and customers. These modified business practices have led to expense reductions in personnel and marketing related costs. The extent of this business disruption on Billtrust’s operational and financial performance will depend on these developments and the duration and spread of the outbreak, all of which are uncertain and cannot be predicted.
Key Factors Affecting Our Performance
Billtrust believes that its performance and future growth depends on a number of factors that present significant opportunities but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” in the proxy statement/consent solicitation statement/prospectus. Billtrust believes that the most significant factors affecting its results of operations include:
Investment in Technology
Billtrust’s goal is to transform the way businesses send and capture payments in order to be the leader in the order-to-cash process. Billtrust continues to invest in technology and digitizing of its platform. Billtrust’s investment in technology is aimed at upgrading the conventional (largely paper based) AR and order-to-cash processes. Billtrust’s model is digitizing the order-to-cash process in areas such as credit, ordering, invoicing, payments, cash application and collections.
Billtrust continues to invest in improving each product and offering more digital capability to its customers. Further, Billtrust is continuing to invest in certain internal initiatives targeted to improve internal processes and enhance the efficiency, security and scalability of its platform. Billtrust’s investment in technology is expected to have a positive impact on its long-term profitability and operations. Billtrust also intends to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive product and market expansion. Billtrust’s future success is dependent on its ability to successfully develop, market and sell existing and new products to both new and existing customers.
Acquisition of New Customers
Billtrust efficiently reaches B2B customers through its proven go-to-market strategies. Billtrust acquires customers directly through digital marketing campaigns, its direct sales force and indirectly by partnering with financial institutions and other complementary companies. Billtrust’s growth largely depends on its ability to acquire new customers.
As of June 30, 2020, Billtrust had over 1,800 customers across a wide variety of industries and geographies, including distributors of building materials, electrical, plumbing and technology equipment, healthcare, construction and consumer products among others, primarily in the United States, but also in Canada. Billtrust continues to invest in its sales, marketing and go-to market strategy in order to acquire customers in its target market. Billtrust’s marketing efforts are campaign and content driven and targeted depending on the size and industry of the customer. Marketing initiatives are focused on demand generation and include promotional activity and emphasis on online digital marketing programs (e.g. webinars, virtual events). There is a long-term opportunity to expand into large, new markets with compatible trends.

Billtrust’s customers require professional implementation services to configure its products, which may take several months, or longer, for some products. As a result of the upfront investment, Billtrust believes its customer retention is strong, as evidenced by the 105% net dollar retention rate for the six months ended June 30, 2020. Please see the section entitled “—Key Performance Metrics” for more information on this metric. Billtrust intends to continue to invest in its efficient go-to market strategy as it further penetrates its addressable markets.
Billtrust’s ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of its products, offerings of Billtrust’s competitors, and the effectiveness of its marketing efforts. Billtrust’s financial performance will depend in large part on the overall demand for its platform, and acquisition of new customers is expected to have a positive impact on Billtrust’s long-term profitability and operations.
Expansion of Relationships with Existing Customers
Billtrust’s revenue growth depends on its customers’ usage of its range of products. Billtrust’s ability to monetize transactions and payments is an important part of its business model. As Billtrust solves customers’ problems and becomes more integrated into their daily businesses, it sees an increased opportunity to cross-sell to these existing customers. This strategy is achieved by driving adoption of an existing Billtrust solution across different divisions and / or subsidiaries of an existing customer and expanding the scope of service with additional solutions. Billtrust’s ability to influence customers to process more transactions and payments on its platform will have a direct impact on Billtrust’s revenue.
Billtrust’s revenue from existing customers is generally reliable due to both the pricing structure and the business-critical nature of functions Billtrust products support for customers. For the years ended December 31, 2019, 2018, and 2017, 95% or more of Billtrust’s subscription and transaction fees came from customers who were acquired prior to the start of the fiscal year. Billtrust expands within its existing customer base by selling additional products on its platform, adding divisions, increasing transactions per customer through proven e-solutions, as well as through pricing and packaging its services. Billtrust’s ability to increase sales to existing customers will depend on a number of factors, including its customers’ satisfaction with its solution, competition, pricing and overall changes in Billtrust’s customers’ spending levels with Billtrust. For a full definition of subscription and transaction fees, please see the section entitled “—Components of Results of Operations.”
Key Performance Metrics
Billtrust monitors the following key metrics to help it evaluate the health of its business, identify trends affecting its growth, formulate goals and objectives and make strategic decisions.
Total Payment Volume
Total Payment Volume (“TPV”) is the dollar value of customer payment transactions that Billtrust processes on its platform during a particular period. To grow payments revenue from customers, Billtrust must deliver a software platform that both simplifies the process of accepting electronic payments and streamlines the reconciliation of remittance data. Additionally, as Billtrust increases the digital delivery of invoices, it increases the probability that they will be paid electronically by Billtrust’s customers’ end customers. The more customers use the Billtrust software platform, the more payments transactions they are likely to process through Billtrust’s various products. This metric provides an important indication of the dollar value of transactions that customers are completing on the platform and is helpful to investors as an indicator of Billtrust’s ability to generate revenue from its customers.
	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
Total Payment Volume (in millions $)	$43,931	$31,402	$23,479	$24,335	$18,930
TPV for 2019 was $43,931 million compared to $31,402 million in 2018, which represents 40% growth year over year, while comparisons of years 2018 and 2017 represent a growth year over year of 34%. TPV for the six months ended June 30, 2020 compared to the same period in 2019 grew 29% year over year to $24,335 million, which was primarily due to the addition of new customers and an increase in existing customer transactions.
Net Dollar Retention
Net dollar retention is a measure of customer retention. Net dollar retention is an important indicator of customer satisfaction and usage of Billtrust’s platform, as well as an indicator of potential revenue for future periods. This metric is helpful for investors in evaluating Billtrust’s growth. Management uses this metric in evaluating performance of the Billtrust platform and for forecasting. Billtrust calculates net dollar retention at the end of each period by taking the average of the retention rates for the trailing four quarters. For each quarter, (i) a denominator consisting of revenues from subscription and transaction fees for all billing accounts that had subscription and transaction fees for all months in the corresponding quarter of the prior year, is divided into (ii) a numerator consisting of revenues from subscription and transaction fees for those same billing accounts in the given quarter. The calculation includes additional solutions purchased, pricing changes, transaction volume changes, and cancellations, but excludes new billing accounts added between those periods. For a full definition of subscription and transaction fees, please see the section entitled “—Components of Results of Operations.”
	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
Net Dollar Retention	106%	106%	103%	105%	104%
Billtrust’s net dollar retention rate remained consistent at 106% when comparing 2019 and 2018, while the comparison of 2018 and 2017 shows a 3% increase in net dollar retention year over year. Additionally, for the six months ended June 30, 2020 the net dollar retention increased by 1% over the prior period. The primary driver that can be attributed to changes in the net dollar retention rate is customer transaction volumes.
Number of electronic invoices presented
Electronic invoices presented tracks the number of invoices sent via email, fax, or loaded to a presentment or AP portal and includes volumes from acquired platforms, where volumes are normalized to best match equivalents on the Billtrust platform. It includes invoices that are charged on a per transaction basis for certain legacy customer agreements, as well as for the current pricing model which includes subscriptions with defined tiers of electronic transactions for a fixed price. Electronic invoices presented is a key indicator as it contributes to the growth of Billtrust’s Software and Payments segment subscription and transaction fees, and is a helpful indicator of the future opportunity for an electronic payment on those invoices.
	Years Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
Number of electronic invoices presented (in millions)	243	215	183	128	115
Billtrust’s number of electronic invoices presented for 2019 was 243 million compared to 215 million in 2018, an increase of 13% year over year, while the comparison of 2018 and 2017 represents a growth of 17% year over year. For the six months ended June 30, 2020 the number of electronic invoices presented represents a growth of 11% period over period. These growth rates are primarily driven by increased adoption for existing customers as well as the addition of new customers.
Non-GAAP Financial Measures
In addition to Billtrust’s results determined in accordance with GAAP, Billtrust believes the following non-GAAP financial measures are useful in evaluating its operating performance.
Billtrust presents these non-GAAP metrics to assist investors in understanding Billtrust’s financial performance from the perspective of Billtrust’s management. Billtrust believes that these measures provide an additional tool for investors to use in comparing Billtrust’s core financial performance over multiple periods with other companies in its industry. These measures should not be considered in isolation, or as an alternative to measures calculated in accordance with GAAP.
Net Revenue (non-GAAP)
Net Revenue (non-GAAP) is defined as total revenues less reimbursable costs revenue, which is equal to subscription, transaction and services revenue. Reimbursable costs revenue consists primarily of amounts charged to customers for postage (with an offsetting amount recorded as a cost of revenue) which Billtrust does not consider internally when monitoring operating performance. Billtrust believes this measure allows investors to evaluate comparability with its past financial performance and facilitate period-to-period comparisons of core operations. The most directly comparable GAAP measure to Net Revenue (non-GAAP) is total revenues.

Adjusted Gross Profit & Adjusted Gross Margin
Adjusted Gross Profit is defined as total revenues less total cost of revenues, excluding depreciation and amortization, plus stock based compensation expense included in total cost of revenues. Adjusted Gross Margin is defined as Billtrust’s Adjusted Gross Profit divided by its total revenues less reimbursable costs revenue or Net Revenue (non-GAAP). Billtrust expects Adjusted Gross Margin to continue to improve over time to the extent that Billtrust is able to increase our scale by successfully growing revenues, both from cross-selling existing customers and upselling current and future offerings. However, Billtrust’s ability to improve Adjusted Gross Margin over time is not guaranteed and will be impacted by the factors affecting our performance discussed above and the risks outlined in the section titled "Risk Factors." Billtrust believes Adjusted Gross Profit and Adjusted Gross Margin are useful to investors, as they eliminate the impact of certain non-cash expenses and allow a direct comparison of Billtrust’s cash operations and ongoing operating performance between periods.
The following table presents a reconciliation of Billtrust’s Net Revenue (non-GAAP), Adjusted Gross Profit and Adjusted Gross Margin to its most directly comparable GAAP financial measures.
	Years Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
	(in thousands)
Total revenues	$136,468	$120,515	$110,186	$68,736	$65,214
Less: Reimbursable costs revenue	40,008	40,944	41,384	18,566	20,148
Net Revenue (non-GAAP)	$96,460	$79,571	$68,802	$50,170	$45,066

Total revenues	$136,468	$120,515	$110,186	$68,736	$65,214
Less: Cost of revenue, excluding depreciation and amortization	72,023	67,511	66,501	34,089	35,749
Gross profit, excluding depreciation and amortization	64,445	53,004	43,685	34,647	29,465
Add: Stock based compensation expense	133	114	114	89	64
Adjusted Gross Profit	$64,578	$53,118	$43,799	$34,736	$29,529

Gross margin excluding depreciation and amortization	47%	44%	39%	50%	45%
Adjusted Gross Margin	67%	67%	64%	69%	66%
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by Billtrust’s management to evaluate the performance of the business. Billtrust monitors and presents Adjusted EBITDA because it is a key measure used by its management to understand and evaluate its operating performance, to establish budgets and to develop operational and strategic goals for managing its business. Billtrust believes Adjusted EBITDA helps identify underlying trends in its business that may otherwise be masked by the effect of the expenses that Billtrust excludes in the calculation of Adjusted EBITDA. Accordingly, Billtrust believes these measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as management. The most directly comparable GAAP measure to Adjusted EBITDA is Net loss and comprehensive loss. Adjusted EBITDA is not prepared in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP.
Adjusted EBITDA is defined as Net loss and comprehensive loss, plus (i) provision (benefit) for income taxes, (ii) interest and other expense (income), (iii) interest expense, (iv) depreciation and amortization, (v) stock based compensation expense, (vi) restructuring and severance costs, and (vii) acquisition and integration costs. Billtrust believes that excluding the impact of these expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of its core operating performance. Billtrust believes it is useful to exclude certain non-cash charges, such as share-based compensation expenses from its non-GAAP financial measures because the amount of such expenses in any specific period may not directly correlate to the underlying performance of Billtrust’s business operations. Other expense (income) includes interest income, loss on asset disposals and fair value adjustments related to warrants and contingent consideration. The restructuring and severance costs are associated with realigning Billtrust’s organization or lease footprint. Acquisition and integration expenses are related to the third party costs associated with acquiring companies and internal direct costs associated with integrating their customers onto Billtrust’s platforms. These costs are not expected to recur within two years for prior acquisitions and only reoccur if Billtrust has new acquisitions. Billtrust’s last acquisition was in April 2019.
The following table reconciles Adjusted EBITDA to Net loss and comprehensive loss, the most directly comparable financial measures calculated and presented in accordance with GAAP.
Reconciliation of Net Loss and Comprehensive Loss to Adjusted EBITDA:
	Years Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
	(in thousands)
Net loss and comprehensive loss	$(22,803)	$(18,231)	$(16,809)	$(9,999)	$(12,274)
Provision (benefit) for income taxes	160	69	(1,409)	117	97
Other expense (income)	20	286	(75)	(409)	(1)
Interest expense	1,507	814	812	2,285	569
Depreciation and amortization	5,881	6,040	5,439	2,821	2,726
Stock based compensation expense	2,114	1,796	1,505	1,161	887
Restructuring and severance	1,215	508	241	453	208
Acquisition and integration expenses	895	415	785	136	416
Adjusted EBITDA	$(11,011)	$(8,303)	$(9,511)	$(3,435)	$(7,372)
For the year ended December 31, 2019, Adjusted EBITDA was a loss of $11.0 million, an increase of $2.7 million compared to prior year due to continued investment in research and development and sales and marketing, as well as increased facilities expenses associated with a full year in our leased corporate headquarters which commenced in June 2018.
For the year ended December 31, 2018, Adjusted EBITDA was a loss of $8.3 million, a decrease of $1.2 million compared to prior year due to growth in gross profit, excluding depreciation and amortization, largely due to the Software and Payments segment revenue growth and resulting in a gross profit, excluding depreciation and amortization increase which exceeded growth in total company operating expenses.
For the year ended December 31, 2017, Adjusted EBITDA was a loss of $9.5 million, due to investments in research and development and sales and marketing.
For the six months ended June 30, 2020, Adjusted EBITDA was a loss of $3.4 million, a decrease of $3.9 million compared to six months ended June 30, 2019 driven by expense reduction initiatives related to COVID-19, which commenced in the second quarter of 2020 and continued through the middle of the third quarter 2020. For more information on how Billtrust was affected by and responded to COVID-19, see the section entitled “—Impact of COVID-19 on Billtrust’s Business.”
Free Cash Flow
Free cash flow is defined as net cash used in operating activities less purchases of property and equipment, and less capitalization of internal-use software costs. Billtrust believes free cash flow is an important liquidity measure of the cash (if any) that is available for operational expenses and investment in its business, after purchases of property and equipment and capitalization of internal-use software costs. Free cash flow is useful to investors as a liquidity measure because it measures the ability to generate or use cash. Once Billtrust’s business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth. The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable GAAP measure, for the periods presented:
	Years Ended December 31,			Six months ended June 30,
	2019	2018	2017	2019	2018
	(in thousands)
Net cash used in operating activities	$(7,275)	$(6,289)	$(6,117)	$(7,438)	$(5,378)
Purchases of property	(3,418)	(6,812)	(1,654)	(923)	(1,654)
Capitalization of internal-use software costs	(899)	(1,124)	(45)	(387)	(632)
Free cash flow	$(11,592)	$(14,225)	$(7,816)	$(8,748)	$(7,664)

Components of Results of Operations
Total Revenues
Billtrust generates revenue from three sources: (1) subscription and transaction fees, (2) services and other, and (3) reimbursable costs.
Subscription and transaction fees
Subscription and transaction fees revenues are primarily derived from a hosted software as a service (“SaaS”) platform that enables billings and payment processing on behalf of customers. Billtrust’s services are billed on a subscription basis monthly, quarterly or annually. These are hosted solutions provided without licensing perpetual rights to the software. The hosted solutions are integral to the overall service arrangement and are billed as a subscription fee as a part of the overall service agreement with the customer. Subscription fees from hosted solutions are recognized monthly over the customer agreement term beginning on the date Billtrust’s solution is made available to the customer. Transaction fees for certain services are billed monthly based on the volume of items processed each month at a contractual rate per item processed. Transaction revenue is recognized over time as the transactions are processed by Billtrust. Recurring transaction revenue is recognized monthly as these services are performed based on the volume of transactions processed and are recognized as revenue in the period when the usage amounts are determined and reported.
Services and other
Services and other revenues consists of fees associated with upfront services provided to Billtrust’s customers to implement its systems. Any revenues related to upfront implementation services for new customers or new products for existing customers are recognized ratably over the estimated period of the customer relationship which is estimated to be five years. In general, revenue is recognized when the earnings process is complete and collectability is reasonable assured. Professional service fees are also included which includes consulting services provided to customers on a time and material or fixed fee basis. During 2019, other revenue associated with a one-time perpetual license fee to a customer associated with a legacy platform Billtrust no longer supports is also included in services and other revenue.
Reimbursable costs
Reimbursable costs revenues consists primarily of amounts charged to customers for postage which is recorded on a gross basis, with an offsetting amount recorded as a cost of revenue, and consists of amounts charged to Billtrust’s customers associated with postage on printed and mailed invoices of its customers.
Cost of revenues
Cost of subscription, transaction and services
Cost of subscription, transaction and services consists primarily of personnel-related costs, including stock based compensation expenses, for Billtrust’s customer success, professional services, file and payment operations teams, print operations personnel and equipment costs, and certain costs that are directly attributed to processing customers’ transactions (such as the cost of printing and mailing invoices, excluding postage), expenses for processing payments (ACH and credit card), direct and amortized costs for implementing and integrating its cloud-based platform with customers’ systems, and costs for the infrastructure directly associated with production platforms. Cost of subscription, transaction and services excludes depreciation and amortization. Billtrust expects that cost of subscription, transaction and services will increase in absolute dollars, but may fluctuate as a percentage of total revenues from period to period, as Billtrust continues to invest in growing its business.
Cost of reimbursable costs
Cost of reimbursable costs consists of costs associated with postage, primarily paid to the United States Postal Service or third parties who we use primarily for foreign destinations, associated with printed and mailed invoices for Billtrust customers.
Operating expenses
Research and development
Research and development expenses consist primarily of personnel-related expenses, including stock based compensation expenses, incurred in developing and engineering new products or enhancing existing products.

Additionally, personnel-related costs associated with quality assurance and testing of new and existing product technology, maintenance and enhancement of Billtrust’s existing technology and infrastructure. Billtrust capitalizes certain software development costs that are attributable to developing new products and adding incremental functionality to its platform and amortizes such costs over the estimated life of the new product or incremental functionality, which is generally four years.
Billtrust expenses a substantial portion of research and development expenses as incurred. Billtrust believes that delivering new functionality is critical to attract new customers and expand its relationship with existing customers. Billtrust expects to continue to make investments in and expand its offerings to enhance its customers’ experience and satisfaction, and to attract new customers. Billtrust expects its research and development expenses to increase in absolute dollars, but they may fluctuate as a percentage of total revenues from period to period as it expands the research and development team to develop new products and product enhancements as well as to support its growing infrastructure.
Sales and marketing
Sales and marketing expenses consist primarily of personnel-related expenses, including stock based compensation expenses, sales commissions, marketing program expenses, travel-related expenses and costs to market and promote Billtrust’s platform through advertisements, marketing events, partnership arrangements, direct customer acquisition and allocated overhead costs. Sales commissions that are incremental to obtaining customer contracts are deferred and amortized ratably over the estimated period of Billtrust’s relationship with the customers, which is generally five years.
Billtrust’s sales and marketing efforts are focused in increasing revenue from the acquisition of new customers, the expansion of subscription revenue from existing customers and from facilitating increased electronic adoption and resulting digital processing activity between Billtrust’s customers and their customers. Sales and marketing spend may fluctuate from period to period based on a variety of factors including changes in the broader economic environment and Billtrust’s return on this spend.
General and administrative
General and administrative expenses consist of personnel-related expenses, including allocated benefits, associated with Billtrust’s executive team, talent (human resources), finance, procurement, legal and compliance, facilities (including rent and utilities expense for its leased real estate offices excluding those used in Billtrust’s print operations) and other administrative functions. Billtrust expects to incur additional general and administrative expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for director and officer insurance, investor relations, and professional services. Billtrust also expects to increase the size of its general and administrative functions to support the growth in its business. As a result, Billtrust expects that its general and administrative expenses will increase in absolute dollars but may fluctuate as a percentage of total revenues from period to period.
Depreciation and amortization
Depreciation and amortization expense includes the costs associated with depreciating Billtrust’s owned furniture and fixtures, computer equipment for its employees, software and technology assets, as well as amortization of leasehold improvements, capitalized software and amortizable intangible assets, primarily customer relationship intangibles.
Interest income
Interest income consists primarily of interest income earned on Billtrust’s investments in marketable securities and cash and cash equivalents.
Interest expense
Interest expense consists of interest costs Billtrust has incurred in connection with its debt agreements and amortization of associated debt issuance costs.

Other income (expense), net
Other income (expense), net consists primarily of gains and losses related to foreign exchange and disposal of assets and change in the fair value of warrants and contingent consideration.
(Provision) benefit for income taxes
(Provision) benefit for income taxes consists primarily of income taxes related to state jurisdictions in which Billtrust conducts business. Benefit from income taxes is primarily related to the release of valuation allowances for deferred tax assets, partially offset by income taxes related to state jurisdictions. Billtrust maintains a full valuation allowance on net deferred tax assets for its U.S. federal taxes and certain state taxes as it has concluded that it is not more likely than not that the deferred assets will be utilized.
Results of Operations
The following tables set forth Billtrust’s results of operations for the periods shown:
	Years Ended December 31,			% change
	2019	2018	2017	2019	2018
	(in thousands)
Revenues:
Subscription, transaction and services	$96,460	$79,571	$68,802	21%	16%
Reimbursable costs	40,008	40,944	41,384	(2)%	(1)%
Total revenues	136,468	120,515	110,186	13%	9%
Cost of revenues:
Cost of subscription, transaction and services	32,015	26,567	25,117	21%	6%
Cost of reimbursable costs	40,008	40,944	41,384	(2)%	(1)%
Total cost of revenues, excluding depreciation and amortization	72,023	67,511	66,501	(2)%	(1)%
Operating expenses:
Research and development	34,285	23,606	19,564	45%	21%
Sales and marketing	22,098	21,677	20,637	2%	5%
General and administrative	23,297	18,743	15,526	24%	21%
Depreciation and amortization	5,881	6,040	5,439	(3)%	11%
Total operating expenses	85,561	70,066	61,166	22%	15%
Loss from operations	(21,116)	(17,062)	(17,481)	24%	(2)%
Other income (expense):
Interest income	1	136	196	(99)%	(31)%
Interest expense	(1,507)	(814)	(812)	85%	—%
Other income (expense), net	(21)	(422)	(121)	(95)%	249%
Total other income (expense)	(1,527)	(1,100)	(737)	39%	49%
Loss before income taxes	(22,643)	(18,162)	(18,218)	25%	—%
(Provision) benefit for income taxes	(160)	(69)	1,409	132%	(105)%
Net loss and comprehensive loss	$(22,803)	$(18,231)	$(16,809)	25%	8%

Comparison of the Years Ended December 31, 2019 and 2018
Total Revenues
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
Subscription and transaction fees	$89,476	$74,725	$14,751	20%
Services and other	6,984	4,846	2,138	44%
Subscription, transaction and services	96,460	79,571	16,889	21%
Reimbursable costs	40,008	40,944	(936)	(2)%
Total revenues	$136,468	$120,515	$15,953	13%
Total revenues were $136.5 million for the year ended December 31, 2019, compared to $120.5 million for the year ended December 31, 2018, an increase of $16.0 million or 13%.
•
Subscription, transaction and services revenue was $96.5 million for the year ended December 31, 2019, compared to $79.6 million for the year ended December 31, 2018, an increase of $16.9 million or 21%.

•	Reimbursable costs revenue was $40.0 million for the year ended December 31, 2019, compared to $40.9 million for the year ended December 31, 2018 a decrease of $0.9 million or 2%.
The increase in total revenues was attributable to the following factors listed below:
•
Subscription and transaction fees related to the Software and Payments segment increased $15.3 million or 28% due to the acquisition of new customers, including the acquisition of Second Phase and corresponding customer growth from that business, and existing customers both adopting additional products and increasing transactions. Software and Payments segment revenue was $68.9 million, or 77% of subscription and transaction fees, for the year ended December 31, 2019, compared to $53.6 million, or 72% of subscription and transaction fees for the year ended December 31, 2018.

•
Print segment revenue was $60.6 million for the year ended December 31, 2019, compared to $62.1 million for the year ended December 31, 2018, a decrease of $1.4 million or 2%. Subscription and transaction fees related to the Print segment revenue decreased $0.5 million or 2% due primarily to the increased adoption of Software and Payments products by existing customers. Subscription and transaction fees related to the Print segment was $20.6 million, or 23% of subscription and transaction fees, for the year ended December 31, 2019, compared to $21.1 million, or 28% of subscription and transaction fees, for the year ended December 31, 2018. Reimbursable costs decreased $0.9 million or 2%, due to increased efficiency in postage processing and increased adoption of Software and Payments products.

•
Services and other revenue increased $2.1 million or 44% due primarily to new customer implementation revenue. The increase was also due to other one-time revenue, an amount of $1.2 million, in 2019 related to a one-time legacy software platform perpetual license fee. Services and other revenue was $7.0 million for the year ended December 31, 2019, compared to $4.8 million for the year ended December 31, 2018.

Cost of Revenues
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
Cost of subscription, transaction and services	$32,015	$26,567	$5,448	21%
Cost of reimbursable costs	40,008	40,944	(936)	(2)%
Total cost of revenues, excluding depreciation and amortization	$72,023	$67,511	$4,512	7%

Total cost of revenues, excluding depreciation and amortization were $72.0 million or 53% of total revenues for the year ended December 31, 2019, compared to $67.5 million or 56% of total revenues for the year ended December 31, 2018, an increase of $4.5 million or 7%.
•
Cost of subscription, transaction and services was $32.0 million or 23% of total revenues for the year ended December 31, 2019 compared to $26.6 million or 22% of total revenues for the year ended December 31, 2018, an increase of $5.4 million or 21%.

•
Cost of reimbursable costs was $40.0 million or 29% of total revenues for the year ended December 31, 2019 compared to $40.9 million or 34% of total revenues for the year ended December 31, 2018 a decrease of $0.9 million or 2%.

The increase in total cost of revenues, excluding depreciation and amortization was attributable to the following factors listed below:
•
Cost of subscription, transaction and services related to the Software and Payments segment increased $3.6 million or 44% due primarily to a $1.8 million increase in personnel-related costs, including non-cash stock based compensation expense, and a $1.8 million increase in Software and Payments direct costs due to the acquisition of new customers and existing customers both adopting additional products and increasing transactions. Cost of subscription, transaction and services related to the Software and Payments segment were $11.9 million resulting in a segment gross margin of $57.0 million or 83% for the year ended December 31, 2019, compared to $8.3 million resulting in a segment gross margin of $45.3 million or 85% for the year ended December 31, 2018.

•
Cost of the Print segment revenue (which consists of certain expenses in the cost of subscription, transaction and services related to the Print segment and the cost of reimbursable costs) was $49.7 million for the year ended December 31, 2019, compared to $51.5 million for the year ended December 31, 2018, a decrease of $1.8 million or 4%. Cost of subscription, transaction and services related to Print decreased $0.9 million or 8% due primarily to a $0.8 million decrease in Print direct costs and a $0.1 million decrease in personnel-related costs. Cost of subscription, transaction and services related to Print were $9.6 million resulting in a segment gross margin of $11.0 million or 53% for the year ended December 31, 2019 compared to $10.5 million resulting in a segment gross margin of $10.6 million or 50% for the year ended December 31, 2018. Cost of reimbursable costs decreased $0.9 million or 2% due to increased efficiency in postage processing and increased adoption of Software and Payments products.

•
Cost of services and other was $10.5 million for the year ended December 31, 2019, compared to $7.8 million for the year ended December 31, 2018, an increase of $2.7 million or 35%. The increase was due to a $2.7 million increase in personnel-related costs, including non-cash stock based compensation expense and amortization of deferred service costs for personnel who were directly engaged in providing implementation and consulting services to Billtrust’s customers.

Research and development
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
Research and development	$34,285	$23,606	$10,679	45%
Percentage of total revenues	25%	20%
Research and development expenses were $34.3 million for the year ended December 31, 2019 compared to $23.6 million for the year ended December 31, 2018, an increase of $10.7 million or 45%. The increase was due primarily to a $10.9 million increase in personnel-related costs resulting from hiring personnel who were directly engaged in maintaining products, upgrading product features, managing products and building or expanding new solutions related to the Software and Payments segment which included newly acquired products as a result of acquisitions, as well as a $0.1 million increase in professional and consulting fees. The increase was offset by a $0.3 million decrease in hardware, support and other costs.

Sales and marketing
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
Sales and marketing	$22,098	$21,677	$421	2%
Percentage of total revenues	16%	18%
Sales and marketing expenses were $22.1 million for the year ended December 31, 2019 compared to $21.7 million for the year ended December 31, 2018, an increase of $0.4 million or 2%. The increase was due primarily to a $1.0 million increase in marketing and other costs. The increase was offset by a $0.6 million decrease in personnel-related cost, including non-cash stock based compensation.
General and administrative
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
General and administrative	$23,297	$18,743	$4,554	24%
Percentage of total revenues	17%	16%
General and administrative expenses were $23.3 million for the year ended December 31, 2019 compared to $18.7 million for the year ended December 31, 2018, an increase of $4.6 million or 24%. The increase was due primarily to a $2.9 million increase in personnel-related costs, including non-cash stock based compensation, resulting from the hiring of additional administrative personnel who were primarily engaged in the support of the Software and Payments segment. The increase was also due to a $1.1 million increase in facilities and other costs, a $0.5 million increase in administrative costs resulting from acquisition, integration and restructuring activities, as well as a $0.2 million increase in professional and consulting fees.
Depreciation and amortization
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
Depreciation and amortization	$5,881	$6,040	$(159)	(3)%
Percentage of total revenues	4%	5%
Depreciation and amortization expense was $5.9 million for the year ended December 31, 2019 compared to $6.0 million for the year ended December 31, 2018, a decrease of $0.2 million or 3%. The decrease was due primarily to a decline in depreciation expense associated with fully depreciated assets in Billtrust’s Print segment. The weighted average useful life of identified intangible assets have increased, which results in recognition of less amortization expense for such assets as compared to 2018.
Total other income (expense)
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
Total other income (expense)	$(1,527)	$(1,100)	$(427)	39%
Percentage of total revenues	(1)%	(1)%
Total other income (expense) was $(1.5) million for the year ended December 31, 2019 compared to $(1.1) million for the year ended December 31, 2018, a decrease of $0.4 million or 39%. The decrease was due primarily to borrowing on the Revolver under its Financing Agreement (each as defined below) to assist funding operations due to an acquisition in April 2019.

(Provision) benefit for income taxes
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
(Provision) benefit for income taxes	$(160)	$(69)	$(91)	132%
Percentage of total revenues	(0.1)%	(0.1)%
(Provision) benefit for income taxes was $(0.2) million for the year ended December 31, 2019 compared to $(0.1) million for the year ended December 31, 2018, an increase of 132%. The increase in 2019 was due to changes in certain deferred tax items associated with indefinite lived intangible assets and state income taxes. Billtrust’s effective tax rate is low due to its net operating loss position and Billtrust has a valuation allowance on its deferred taxes.
Comparison of the Years Ended December 31, 2018 and 2017
Total Revenues
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
Subscription and transaction fees	$74,725	$65,012	$9,713	15%
Services and other	4,846	3,790	1,056	28%
Subscription, transaction and services	79,571	68,802	10,769	16%
Reimbursable costs	40,944	41,384	(440)	(1)%
Total revenues	$120,515	$110,186	$10,329	9%
Total revenues were $120.5 million for the year ended December 31, 2018 compared to $110.2 million for the year ended December 31, 2017, an increase of $10.3 million or 9%.
•
Subscription, transaction and services revenue was $79.6 million for the year ended December 31, 2018, compared to $68.8 million for the year ended December 31, 2017, an increase of $10.8 million or 16%.

•	Reimbursable costs revenue was $40.9 million for the year ended December 31, 2018, compared to $41.4 million for the year ended December 31, 2017 a decrease $0.4 million or 1%.
The increase in total revenues was attributable to the following factors listed below:
•
Subscription and transaction fees related to the Software and Payments segment increased $9.9 million or 23%, due to the acquisition of new customers, including the acquisition of Credit2B and corresponding customer growth from that business, and existing customers both adopting additional products and increasing transactions. Software and Payments revenue was $53.6 million, or 72% of subscription and transaction fees, for the year ended December 31, 2018, compared to $43.7 million, or 67% of subscription and transaction fees, for the year ended December 31, 2017.

•
Print segment revenue was $62.1 million for the year ended December 31, 2018, compared to $62.7 million for the year ended December 31, 2017, a decrease of $0.6 million or 1%. Subscription and transaction fees related to the Print segment decreased $0.1 million or 1% due primarily to the increased adoption of Software and Payments products by existing customers. Subscription and transaction fees related to the Print segment was $21.1 million, or 28% of subscription and transaction fees, for the year ended December 31, 2018, compared to $21.3 million, or 33% of subscription and transaction fees, for the year ended December 31, 2017. Reimbursable costs decreased $0.4 million or 1%, due to increased efficiency in postage processing and increased adoption of Software and Payments products.

•
Services and other increased $1.1 million or 28% due primarily to new customer implementation revenue. Revenue from services and other was $4.8 million for the year ended December 31, 2018, compared to $3.8 million for the year ended December 31, 2017.

Cost of Revenues
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
Cost of subscription, transaction and services	$26,567	$25,117	$1,450	6%
Cost of reimbursable costs	40,944	41,384	(440)	(1)%
Total cost of revenues, excluding depreciation and amortization	$67,511	$66,501	$1,010	2%
Total cost of revenues, excluding depreciation and amortization were $67.5 million or 56% of total revenues for the year ended December 31, 2018 compared to $66.5 million or 60% of total revenues for the year ended December 31, 2017, an increase of $1.0 million or 2%.
•
Cost of subscription, transaction and services was $26.6 million or 22% of total revenues for the year ended December 31, 2018 compared to $25.1 million or 23% of total revenues for the year ended December 31, 2017 an increase of $1.5 million or 6%.

•	Cost of reimbursable costs was $40.9 million or 34% of total revenues for the year ended December 31, 2018 compared to $41.4 million or 38% of total revenues for the year ended December 31, 2017.
The increase in total cost of revenues, excluding depreciation and amortization was attributable to the following factors listed below:
•
Cost of subscription, transaction and services related to the Software and Payments segment increased $1.6 million or 23% due primarily to a $1.2 million increase in Software and Payments direct costs due to the acquisition of new customers and existing customers both adopting additional products and increasing transactions, as well as a $0.4 million increase in personnel-related costs, including non-cash stock based compensation expense. Cost of subscription, transaction and services related to the Software and Payments segment were $8.3 million resulting in a segment gross margin of $10.6 million or 85% for the year ended December 31, 2018 compared to $6.7 million resulting in a segment gross margin of $10.1 million or 85% for the year ended December 31, 2017.

•
Cost of the Print segment revenue was $51.5 million for the year ended December 31, 2018, compared to $52.6 million for the year ended December 31, 2017, a decrease of $1.1 million or 2%. Cost of subscription, transaction and services related to the Print segment decreased $0.7 million or 6% due primarily to a $0.5 million decrease in Print direct costs and a $0.2 million decrease in personnel-related costs, including non-cash stock based compensation expense. Cost of subscription, transaction and services related to the Print segment were $10.5 million resulting in a segment gross margin of $10.6 million or 50% for the year ended December 31, 2018 compared to $11.2 million resulting in a segment gross margin of $10.1 million or 47% for the year ended December 31, 2017. Cost of reimbursable costs decreased $0.4 million or 1% due to increased efficiency in postage processing and increased adoption of Software and Payments products.

•
Cost of services and other was $7.8 million for the year ended December 31, 2018, compared to $7.2 million for the year ended December 31, 2017, an increase of $0.5 million or 7%. The increase was due to a $0.5 million increase in personnel-related costs, including non-cash stock based compensation expense and amortization of deferred service costs for personnel who were directly engaged in providing implementation and consulting services to Billtrust’s customers.

Research and development
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
Research and development	$23,606	$19,564	$4,042	21%
Percentage of total revenues	20%	18%
Research and development expenses were $23.6 million for the year ended December 31, 2018 compared to $19.6 million for the year ended December 31, 2017, an increase of $4.0 million or 21%. The increase was due primarily to a $3.6 million increase in personnel-related costs resulting from hiring personnel who were directly engaged in maintaining products, upgrading product features, managing products and building or expanding new solutions related to the Software and Payments segment which included newly acquired products as a result of acquisitions, as well as a $0.5 million increase in hardware, support and other costs.
Sales and marketing
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
Sales and marketing	$21,677	$20,637	$1,040	5%
Percentage of total revenues	18%	19%
Sales and marketing expenses were $21.7 million for the year ended December 31, 2018 compared to $20.6 million for the year ended December 31, 2017, an increase of $1.0 million or 5%. The increase was due to a $1.0 million increase in personnel-related cost, including non-cash stock based compensation, due to the hiring of additional personnel who were primarily engaged in the sale of Software and Payments products.
General and administrative
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
General and administrative	$18,743	$15,526	$3,217	21%
Percentage of total revenues	16%	14%
General and administrative expenses were $18.7 million for the year ended December 31, 2018 compared to $15.5 million for the year ended December 31, 2017, an increase of $3.2 million or 21%. The increase was due primarily to a $2.0 million increase in personnel-related costs, including non-cash stock based compensation, resulting from the hiring of additional administrative personnel who were primarily engaged in the support of the Software and Payments segment. The increase was also due to a $1.6 million increase in facilities costs primarily related to Billtrust moving into a new leased headquarters facility in New Jersey. The increase was offset by a $0.4 million decrease in administrative costs related to acquisition, integration and restructuring activities.
Depreciation and amortization
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
Depreciation and amortization	$6,040	$5,439	$601	11%
Percentage of total revenues	5%	5%
Depreciation and amortization expense was $6.0 million for the year ended December 31, 2018 compared to $5.4 million for the year ended December 31, 2017, an increase of $0.6 million or 11%. The increase was primarily due to additional depreciation expense associated with Billtrust’s new headquarters facility and related furniture, equipment and leasehold improvements which were placed in service in June 2018. The weighted average useful life of identified intangible assets have been revised, which results in recognition of an additional amount of amortization expense for such assets as compared to 2017.
Total other income (expense)
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
Total other income (expense)	$(1,100)	$(737)	$(363)	(49)%
Percentage of total revenues	(1)%	(1)%

Total other income (expense) was $(1.1) million for the year ended December 31, 2018 compared to $(0.7) million for the year ended December 31, 2017, a decrease of $0.4 million or 49%. The decrease was due to a loss on disposal of assets in Billtrust’s Print segment, as well as higher interest expense associated with greater borrowings under an increased loan agreement with Pacific Western Bank effective in October 2017.
(Provision) benefit for income taxes
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
(Provision) benefit for income taxes	$(69)	$1,409	$(1,478)	(105)%
Percentage of total revenues	(0.1)%	1.3%
(Provision) benefit for income taxes was $(0.1) million for the year ended December 31, 2018 compared to an expense of $1.4 million for the year ended December 31, 2017, a decrease in expense of $(1.5) million or (105)%. The decrease was due to a change in the effective tax rate in 2017 associated with the Tax Cuts and Jobs Act, which reduced the corporate federal income tax rate from 35% to 21% effective January 1, 2018, which required Billtrust to revalue its deferred tax assets and liabilities as of December 31, 2017 to the lower tax rate, resulting in a reduction of the expected future benefit from its deferred tax liabilities including the impact of state taxes. Billtrust’s effective tax rate in 2018 is low because it was in a net operating loss position and had a valuation allowance on its deferred taxes.
Comparison of the Six Months Ended June 30, 2020 and 2019
The following tables set forth Billtrust’s results of operations for the periods shown:
	Six Months Ended June 30,		% change
	2020	2019	2020
	(in thousands)
Revenues:
Subscription, transaction and services	$50,170	$45,066	11%
Reimbursable costs	18,566	20,148	(8)%
Total revenues	68,736	65,214	5%
Cost of revenues:
Cost of subscription, transaction and services	15,523	15,601	—%
Cost of reimbursable costs	18,566	20,148	(8)%
Total cost of revenues, excluding depreciation and amortization	34,089	35,749	(2)%
Operating expenses:
Research and development	18,162	16,126	13%
Sales and marketing	11,551	11,390	1%
General and administrative	10,119	10,832	(7)%
Depreciation and amortization	2,821	2,726	3%
Total operating expenses	42,653	41,074	4%
Loss from operations	(8,006)	(11,609)	(31)%
Other income (expense):
Interest income	17	1	1600%
Interest expense	(2,285)	(569)	302%
Other income (expense), net	392	0	—%
Total other income (expense)	(1,876)	(568)	230%
Loss before income taxes	(9,882)	(12,177)	(19)%
(Provision) benefit for income taxes	(117)	(97)	21%
Net loss and comprehensive loss	$(9,999)	$(12,274)	(19)%

Total Revenues
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
Subscription and transaction fees	$46,935	$42,435	$4,500	11%
Services and other	3,235	2,631	604	23%
Subscription, transaction and services	50,170	45,066	5,104	11%
Reimbursable costs	18,566	20,148	(1,582)	(8)%
Total revenues	$68,736	$65,214	$3,522	5%
Total revenues were $68.7 million for the six months ended June 30, 2020, compared to $65.2 million for the six months ended June 30, 2019, an increase of $3.5 million or 5%.
•
Subscription, transaction and services revenue was $50.2 million for the six months ended June 30, 2020, compared to $45.1 million for the six months ended June 30, 2019, an increase of $5.1 million or 11%.

•	Reimbursable costs revenue was $18.6 million for the six months ended June 30, 2020, compared to $20.1 million for the six months ended June 30, 2019 a decrease of $1.6 million or 8%.
The increase in total revenues was attributable to the following factors listed below:
•
Subscription and transaction fees related to the Software and Payments segment increased $5.8 million or 18% due to the acquisition of new customers and existing customers both adopting additional products and increasing transactions. Software and Payments revenue was $37.7 million, or 80% of subscription and transaction fees, for the six months ended June 30, 2020, compared to $31.9 million, or 75% of subscription and transaction fees, for the six months ended June 30, 2019.

•
Print segment revenue was $27.8 million for the six months ended June 30, 2020, compared to $30.7 million for the six months ended June 30, 2019, a decrease of $2.9 million or 9%. Subscription and transaction fees related to the Print segment revenue decreased $1.3 million or 12% due primarily to the impact of COVID-19 on customer transaction volumes. Subscription and transaction fees related to the Print segment was $9.2 million, or 20% of subscription and transaction fees, for the six months ended June 30, 2020, compared to $10.5 million, or 25% of subscription and transaction fees, for the six months ended June 30, 2019. Reimbursable costs decreased $1.6 million or 8%, due to the impact of COVID-19 on customer transaction volumes. For more information on how Billtrust was affected by and responded to COVID-19, see the section entitled “—Impact of COVID-19 on Billtrust’s Business.”

•
Services and other revenue increased $0.6 million or 23% due primarily to existing customer professional services fees. Services and other revenue was $3.2 million for the six months ended June 30, 2020, compared to $2.6 million for the six months ended June 30, 2019.

Costs of Revenues
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
Cost of subscription, transaction and services	$15,523	$15,601	$(78)	—%
Cost of reimbursable costs	18,566	20,148	(1,582)	(8)%
Total cost of revenues, excluding depreciation and amortization	$34,089	$35,749	$(1,660)	(5)%
Total cost of revenues, excluding depreciation and amortization were $34.1 million or 50% of total revenues for the six months ended June 30, 2020, compared to $35.7 million or 55% of total revenues for the six months ended June 30, 2019, a decrease of $1.7 million or 5%.
•
Cost of subscription, transaction and services was $15.5 million or 23% of total revenues for the six months ended June 30, 2020 compared to $15.6 million or 24% of total revenues for the six months ended June 30, 2019, a decrease of $0.1 million.

•
Cost of reimbursable costs was $18.6 million or 27% of total revenues for the six months ended June 30, 2020 compared to $20.1 million or 31% of total revenues for the six months ended June 30, 2019, a decrease of $1.6 million or 8% due primarily to the impact of COVID-19 on customer transaction volumes. For more information on how Billtrust was affected by and responded to COVID-19, see the section entitled “—Impact of COVID-19 on Billtrust’s Business.”

The decrease in total cost of revenues, excluding depreciation and amortization was attributable to the following factors listed below:
•
Cost of subscription, transaction and services related to the Software and Payments segment increased $0.4 million or 8% due primarily to a $0.3 million increase in personnel-related costs, including non-cash stock based compensation expense, and a $0.2 million increase in Software and Payments direct costs due to the acquisition of new customers and existing customers both adopting additional products and increasing transactions. Cost of subscription, transaction and services related to the Software and Payments segment were $6.0 million resulting in a segment gross margin of $31.7 million or 84% for the six months ended June 30, 2020, compared to $5.6 million resulting in a segment gross margin of $26.3 million of 82% for the six months ended June 30, 2019.

•
Cost of the Print segment revenue was $23.1 million for the six months ended June 30, 2020, compared to $25.0 million for the six months ended June 30, 2019, a decrease of $1.9 million or 8%. Cost of subscription, transaction and services related to the Print segment decreased $0.3 million or 7% due primarily to a $0.3 million decrease in Print direct costs resulting from the impact of COVID-19 on customer transaction volumes. Cost of subscription, transaction and services related to the Print segment were $4.5 million resulting in a segment gross margin of $4.7 million or 51% for the six months ended June 30, 2020 compared to $4.8 million resulting in a segment gross margin of $5.7 million or 54% for the six months ended June 30, 2019. Cost of reimbursable costs decreased $1.6 million or 8% due to the impact of COVID-19 on customer transaction volumes. For more information on how Billtrust was affected by and responded to COVID-19, see the section entitled “—Impact of COVID-19 on Billtrust’s Business.”

•
Cost of services and other was $5.0 million for the six months ended June 30, 2020, compared to $5.2 million for the six months ended June 30, 2020, a decrease of $0.2 million or 3%. The decrease was due to a $0.2 million decrease in personnel-related costs, resulting from Billtrust’s modified business practices in response to the COVID-19 pandemic. For more information on how Billtrust was affected by and responded to COVID-19, see the section entitled “—Impact of COVID-19 on Billtrust’s Business.”

Research and development
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
Research and development	$18,162	$16,126	$2,036	13%
Percentage of total revenues	26%	25%
Research and development expenses were $18.2 million for the six months ended June 30, 2020, compared to $16.1 million for the six months ended June 30, 2019, an increase of $2.0 million or 13%. The increase was due primarily to a $1.9 million increase in personnel-related costs resulting from hiring personnel who were directly engaged in maintaining products and IT infrastructure, upgrading product features, managing products and building or expanding new solutions related to the Software and Payments segment which included newly acquired products as a result of acquisitions, as well as a $0.2 million increase in hardware, support and other costs.
Sales and marketing
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
Sales and marketing	$11,551	$11,390	$161	1%
Percentage of total revenues	17%	17%
Sales and marketing expenses were $11.6 million for the for the six months ended June 30, 2020, compared to $11.4 million for the six months ended June 30, 2019, an increase of $0.2 million or 1%. The increase was due primarily to a $0.5 million increase in personnel-related cost, including non-cash stock based compensation, due to the hiring of additional personnel who were primarily engaged in the sale of Software and Payments products. The increase was offset by a $0.3 million decrease in marketing related costs resulting from Billtrust’s modified business practices in response to the COVID-19 pandemic, which includes the cancellation of in-person meetings, events and conferences. For more information on how Billtrust was affected by and responded to COVID-19, see the section entitled “—Impact of COVID-19 on Billtrust’s Business.”
General and administrative
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
General and administrative	$10,119	$10,832	$(713)	(7)%
Percentage of total revenues	15%	17%
General and administrative expenses were $10.1 million for the six months ended June 30, 2020 compared to $10.8 million for the six months ended June 30, 2019, a decrease of $0.7 million or 7%. The decrease was due primarily to a $0.7 million decrease in personnel-related costs, including non-cash stock based compensation, resulting from Billtrust’s modified business practices in response to the COVID-19 pandemic. For more information on how Billtrust was affected by and responded to COVID-19 see the section entitled “—Impact of COVID-19 on Billtrust’s Business.” The decrease was also due to a $0.3 million decrease in administrative costs related to acquisition, integration and restructuring activities and was offset by a $0.2 million increase in facilities and other costs.
Depreciation and amortization
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
Depreciation and amortization	$2,821	$2,726	$95	3%
Percentage of total revenues	4%	4%
Depreciation and amortization expense was $2.8 million for the six months ended June 30, 2020 compared to $2.7 million for the six months ended June 30, 2019, an increase of $0.1 million or 3%. The increase was due to a change in the amount of amortization of identified intangible assets with definite useful lives associated with the Second Phase acquisition in 2019. The weighted average useful life of identified intangible assets have been revised, which results in recognition of an additional amount of amortization expense for such assets as compared to 2019.
Total other income (expense)
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
Total other income (expense)	$(1,876)	$(568)	$(1,308)	(230)%
Percentage of total revenues	(3)%	(1)%
Total other income (expense) was $(1.9) million for the six months ended June 30, 2020 compared to $(0.6) million for the six months ended June 30, 2019, a decrease of $1.3 million or 230%. $1.7 million of the decrease was due to higher interest expense as a result of a new Financing Agreement (see “—Liquidity and Capital Resources” section below) effective in January 2020 which increased available liquidity and outstanding debt at a higher interest rate than Billtrust’s prior revolving credit facility and term loan. The decrease was offset by a $0.4 million of income related to the change in the fair value of contingent consideration associated with the Second Phase acquisition.

(Provision) benefit for income taxes
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
(Provision) benefit for income taxes	$(117)	$(97)	$(20)	21%
Percentage of total revenues	(0.1)%	(0.1)%
(Provision) benefit for income taxes was $(0.1) million for the six months ended June 30, 2020 compared to $(0.1) million for the six months ended June 30, 2019, a change of 21%. The decrease was due to a decrease in the effective tax rate primarily related to state income taxes. Billtrust’s effective tax rate is low due to its net operating loss position and Billtrust has a valuation allowance on its deferred taxes.
Liquidity and Capital Resources
Billtrust’s principal sources of liquidity are cash, cash equivalents, cash flows from operations, as well as debt borrowings and availability pursuant to its Financing Agreement (described below). As of June 30, 2020, Billtrust had cash and cash equivalents of $7.2 million. Billtrust’s primary uses of liquidity are operating expenses, capital expenditures and acquiring businesses. Billtrust had an outstanding aggregate principal amount on the Financing Agreement Initial Term Loan of $44.9 million as of June 30, 2020.
Billtrust’s cash equivalents are comprised of highly liquid investments with original maturities of three months or less which consist primarily of money market funds. Billtrust believes that its cash, cash equivalents, and the availability under the Financing Agreement, will be sufficient to meet its working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/consent solicitation statement/prospectus. Cash from operations could be affected by various risks and uncertainties, including, but not limited to, the effects of the COVID-19 pandemic. Billtrust’s liquidity is influenced by a variety of factors, including its revenue growth rate, timing of payments and collections, development of new products, the cash paid for businesses, capital expenditures and the issuance of debt and preferred stock. Billtrust’s future capital requirements will depend on many factors, including its pace of growth, subscription activity, retention of existing customers, the timing and extent of spend to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, and the continuing market acceptance of its services. To the extent that its existing cash and cash equivalents are insufficient to fund future activities or requirements to continue operating its business, Billtrust may need to raise additional funds. In the event that additional financing is required from outside sources, Billtrust may not be able to raise it on terms acceptable to it, or at all. If Billtrust is unable to raise additional capital when desired, its business, operating results and financial condition would be adversely affected.
Cash Flows
The following table shows a summary of Billtrust’s cash flows data:
	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
Net cash provided by (used in) operating activities	$(7,275)	$(6,289)	$(6,117)	$(7,438)	$(5,378)
Net cash used in investing activities	(10,652)	(24,214)	(1,699)	(1,310)	(8,621)
Net cash provided by (used in) financing activities	19,268	(1,143)	37,651	14,452	12,710
Net increase (decrease) in cash, cash equivalents and restricted cash	$1,341	$(31,646)	$29,835	$5,704	$(1,289)
Net cash used in operating activities
Cash flows from operations have been historically negative as Billtrust continues to invest in its product features and platform, develop new products, and increase its sales and marketing efforts to sign contracts with new customers and expand the product breadth of existing customers. Billtrust does not expect this trend to change on an annual basis, although Billtrust does see quarterly shifts where cash flows from operations may be positive, primarily associated with invoicing and collecting advance subscription fees from customers.

For the year ended December 31, 2019 net cash used in operating activities was $7.3 million. Operating cash flow was driven primarily by adjustments for depreciation and amortization and stock based compensation expense, as well as changes in working capital that relate primarily to the timing of payments of accrued expenses and the collection of deferred revenue.
For the year ended December 31, 2018 net cash used in operating activities was $6.3 million. Operating cash flow was driven primarily by adjustments for depreciation expense and stock based compensation expense, as well as changes in working capital that relate primarily to the timing of collection of accounts receivable and the collection of deferred revenue.
For the year ended December 31, 2017 net cash used in operating activities was $6.1 million. Operating cash flow was driven primarily by adjustments for depreciation expense, amortization and impairments, and stock based compensation expense, as well as changes in working capital that relate primarily to the timing payments of prepaid expenses and the collection of deferred revenue.
Cash used in operating activities increased by $1.0 million for 2019 compared to 2018, primarily due to an increase in accounts receivable and prepaid expenses year over year, offset by an increase in accounts payable.
Cash used in operating activities increased by $0.2 million for 2018 compared to 2017, primarily due to an increase in the timing of payment of prepaid expenses year over year offset by an increase in collection of deferred revenue.
For the six months ended June 30, 2020, net cash used in operating activities was $7.4 million. Operating cash flow was driven primarily by adjustments for depreciation and amortization and stock based compensation expense, as well as changes in working capital that relate primarily to the timing of prepaid expenses and accounts payable.
For the six months ended June 30, 2019, net cash used in operating activities was $5.4 million. Operating cash flow was driven primarily by adjustments for depreciation and amortization and stock based compensation expense, as well as changes in working capital that relate primarily to the timing of collection of accounts receivable.
Cash used in operating activities increased by $2.0 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to the timing of prepaid expenses and accounts payable.
Net cash used in investing activities
For the year ended December 31, 2019 net cash used in investing activities was $10.7 million. Investing cash flow was driven primarily by an acquisition of a business in the Software and Payments segment of $6.3 million coupled with capitalized expenditures.
For the year ended December 31, 2018 net cash used in investing activities was $24.2 million. Investing cash flow was driven primarily by an acquisition of a business in the Software and Payments segment of $16.3 million coupled with capitalized expenditures. The increase in capitalized expenditures in 2018 was related to furniture, fixtures, equipment and leasehold improvements associated with Billtrust’s leased headquarters facility in New Jersey.
For the year ended December 31, 2017, net cash used in investing activities was $1.7 million. Investing cash flow was driven primarily by capitalized expenditures.
Cash used by investing activities decreased by $13.6 million for 2019 compared to 2018, primarily due to the acquisition of the assets associated with the Second Phase business, which was a smaller acquisition compared to Credit2b.
Cash used by investing activities increased by $22.5 million for 2018 compared to 2017, primarily due to the acquisition in 2018 of the assets of the Credit2b business.
For the six months ended June 30, 2020, net cash used in investing activities was $1.3 million. Investing cash flow was driven primarily by capitalized expenditures.
For the six months ended June 30, 2019, net cash used in investing activities was $8.6 million. Investing cash flow was driven primarily by an acquisition of a business in the Software and Payments segment of $6.3 million coupled with capitalized expenditures.

Cash used by investing activities decreased by $7.2 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily because no acquisitions were made in the six months ended June 30, 2020 and capitalized expenditures decreased year over year.
Net cash provided by financing activities
For the year ended December 31, 2019 net cash provided by financing activities was $19.3 million. Net cash provided by financing activities during 2019 consisted of borrowings under a line of credit and partially offset by repayments of loans payable and the line of credit.
For the year ended December 31, 2018 net cash used in financing activities was $1.1 million. Net cash used by financing activities during 2018 consisted mainly of repayments of capital lease obligations, loans payments, and settlement of contingent consideration liabilities, offset by borrowings from Billtrust’s line of credit.
For the year ended December 31, 2017 net cash provided by financing activities was $37.7 million. Net cash provided by financing activities during 2017 consisted mainly of the issuance of Series E preferred stock and long-term debt partially offset by repayments of long-term debt and the repurchase of preferred and common stock.
Cash provided by financing activities increased by $20.4 million for 2019 compared to 2018, primarily due to an increase in borrowings under a line of credit.
Cash provided by financing activities decreased by $38.8 million for 2018 compared to 2017, primarily due to no issuance of preferred stock or long-term debt that occurred in 2017.
For the six months ended June 30, 2020, net cash provided by financing activities was $14.5 million. Net cash provided by financing activities during this period consisted of borrowings under a debt facility and partially offset by repayments of loans payable and the line of credit.
For the six months ended June 30, 2019, net cash provided by financing activities was $12.7 million. Net cash provided by financing activities during this period consisted of borrowings under a line of credit and partially offset by repayments of loans payable and the line of credit.
Cash provided by financing activities decreased by $1.7 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to repayments of loans payable and the line of credit.
Debt
Billtrust’s debt consists of the following facilities as of June 30, 2020 pursuant to its Financing Agreement, which was effective January 17, 2020:
Description	Maximum funding	Maturity
Initial Term Loan	$45,000,000	January 17, 2025
Delayed Draw Term Loan	$20,000,000	January 17, 2025
Revolving Commitment Facility	$7,500,000	January 17, 2025
The Initial Term Loan was drawn upon closing of the Financing Agreement, and Billtrust has not yet drawn any funds on the Delayed Draw Term Loan, but has borrowed and repaid funds from the Revolving Commitment Facility. The Delayed Draw Term Loan is available to be drawn upon through July 2021, after which time any undrawn amounts are not available to Billtrust. Once amounts are repaid under the Initial Term Loan or Delayed Draw Term Loan, they cannot be reborrowed.
Financing Agreement
On January 17, 2020, Billtrust entered into a Financing Agreement with TPG Specialty Lending, Inc. (“TSL”) as administrative agent and lender and Wells Fargo Bank, N.A. (“Wells”, and with TSL, the “2020 Lenders”) for a $72.5 million facility, secured by substantially all the assets of Billtrust (the “Financing Agreement”). In connection with entering into the Financing Agreement, the prior term loan and revolver under the PacWest Bank Credit Agreement of $28.3 million was paid in full along with related interest and all liens released. Existing letters of credit of $3.2 million issued by PacWest Bank remained outstanding and were collateralized by cash of $3.3 million which is restricted cash until the underlying letters of credit are released.

The Financing Agreement consisted of the following facilities, all of which mature on January 17, 2025 (“Maturity Date”):
(i) an Initial Term Loan of $45.0 million, which was drawn at closing. Principal payments on the Initial Term Loan are due in equal installments of 0.25% of the initial principal amount commencing June 30, 2020 and on the last business day of each quarter thereafter, with the remaining amount due on the Maturity Date.
(ii) a Delayed Draw Term Loan (“DDTL”) of up to $20.0 million, which is available to draw in minimum increments through July 17, 2021. Principal payments on the DDTL are due in equal payments of 0.25% of the principal amount as of July 17, 2021 commencing on September 30, 2021 and on the last business day of each quarter thereafter, with the remaining amount due on the Maturity Date.
The amount available to borrow under the DDTL is limited to (a) 0.75 times the most recent quarter's annualized recurring revenue (“ARR” which includes all transaction or subscription revenues during a quarter under contracts for which the customer has not provided formal notice of cancellation, multiplied by four), less (b) the amount of the existing Initial Term Loan and DDTL currently outstanding.
(iii) a Revolving Commitment Facility (“Revolver”) of $7.5 million, including a sub-limit of up to $4.0 million for issuing additional letters of credit. The Revolver may be repaid and re-borrowed until the Maturity Date.
The Initial Term Loan and DDTL may be prepaid from time to time by Billtrust. Once an amount is prepaid, it may not be reborrowed except for the Revolver. Prepayments are subject to a premium on the principal amount repaid of 3.0% in the first 24 months (2.25% in months 13 through 24 if a change in control occurs, as defined); 1.0% in months 25 to 36, and 0% thereafter.
On a quarterly basis, a commitment fee of 0.50% per annum is payable on the Financing Agreement on the unfunded amount of the Revolver and DDTL. Interest is payable on the Financing Agreement based on Billtrust's periodic election of either:
(i) LIBOR (or equivalent) rate, for a 1 month, 2 month or 3 month period, at an interest rate per annum of the relevant LIBOR rate for the selected period, with a floor of 1.50%, plus the applicable margin of 7.00% per annum. The minimum rate for LIBOR loans is 8.50%.
(ii) Base Rate - the greater of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 1/2 of 1%, (c) the Adjusted LIBOR Rate, or (d) 4.00%, plus the applicable margin of 6.00% per annum. The minimum rate for Base Rate loans is 10.00%.
The Financing Agreement contains certain restrictive covenants. As of June 30, 2020, Billtrust was in compliance with these covenants. Available funds under Billtrust’s Financing Agreement, after deducting its Initial Term Loan, were $27.5 million as of June 30, 2020. In connection with the consummation of the Business Combination, Billtrust intends to repay the indebtedness under the Financing Agreement.
Contractual Obligations
As of December 31, 2019 Billtrust’s contractual cash obligations were as follows:
	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
	(in thousands)
Long term debt	$28,583	$616	$900	$900	$26,167
Capital leases	529	282	247	—	—
Operating leases	57,535	4,686	9,368	8,467	35,014
Purchase obligations(1)	503	503	—	—	—
Contingent consideration and other(2)	2,316	1,156	1,160	—	—
Total contractual cash obligations	$89,466	$7,243	$11,675	$9,367	$61,181
(1)	Purchase obligations includes purchase commitments with certain vendors to secure pricing for paper, envelopes and similar products necessary for its operations.
(2)
Contingent consideration and other is related to potential earnout amounts and a deferred payment due to the seller related to the acquisition of the assets and certain liabilities of Second Phase, LLC in April 2019. The recurring revenue earnouts are payable in each of the first three full years commencing May 1, 2019, based on meeting certain recurring revenue growth and profitability targets. These annual earnouts are subject to a minimum profitability threshold based on EBITDA. Additionally, the sellers were entitled to a new customer earnout for 2019 based on the cumulative monthly subscription value for new customer contracts signed during 2019. The earnouts were recorded at their fair value of $1.1 million, using a Monte-Carlo simulation methodology as of the acquisition date on the revenues and profitability metric, using risk adjusted growth rates and volatility of 9.6% for revenue and 33% for the profitability metric. Contingent consideration estimates may change based on actual results and may differ from management’s current expectations. The deferred purchase price is in the form of an interest bearing note payable at a rate of 2.52% per annum to the sellers, payable in principal of $750 and $500 on the one year and two year anniversary of the acquisition date, respectively, as a source for the satisfaction of indemnification obligations owed to Billtrust.
As noted above in the Financing Agreement, after December 31, 2019, Billtrust refinanced its long term debt, increasing the aggregate amount outstanding to $45.0 million in the six month ended June 30, 2020. The amounts disclosed in the Contractual Obligations above represent the estimated future amount under the new Financing Agreement, except for (i) the amount under 1 year includes $0.3 million related to the prior loan agreement, and the amount under the Financing Agreement is $0.3 million and (ii) the amount over 5 years is the remaining balance due under the prior loan agreement, and the amount over 5 years under the Financing Agreement is $42.9 million. Other than the long-term debt, there were no material changes in Billtrust’s contractual cash obligations for the six months ended June 30, 2020.
Off-Balance Sheet Arrangements
As of June 30, 2020, Billtrust had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its consolidated financial condition, results of operations, liquidity, capital expenditures, or capital
Critical Accounting Policies and Significant Judgments and Estimates
Billtrust’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of its financial statements and related disclosures requires Billtrust to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in its financial statements. Billtrust bases its estimates on historical experience, known trends and events, and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Billtrust evaluates its estimates and assumptions on an ongoing basis. Billtrust’s actual results may differ from these estimates under different assumptions or conditions. Billtrust believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
While Billtrust’s significant accounting policies are described in more detail in Note 2 to its audited financial statements and notes thereto included elsewhere in this proxy statement/consent solicitation statement/prospectus, Billtrust believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its financial statements.
Revenue Recognition
Billtrust’s revenues are primarily subscription and transaction fees which are recurring in nature, services and other, and reimbursable costs. To determine revenue recognition for arrangements that Billtrust determines are within the scope of the revenue standard, Billtrust performs the following five steps:
1.	Identify the contract, or contracts, with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when, or as, Billtrust satisfies a performance obligation
Subscription and transaction fees revenue
Subscription and transaction fees are derived primarily from a hosted software as a service (SaaS) platform that enables billings and payment processing on behalf of customers. Billtrust’s transaction fees for certain services are billed monthly based on the volume of items processed each month at a contractual rate per item processed.
Hosted solutions are provided without licensing perpetual rights to the software. These solutions are integral to the overall service arrangement and are billed as a subscription fee as part of the overall service agreement with the customer. Subscription fees from hosted solutions are recognized monthly over the customer agreement term beginning on the date Billtrust’s solution is made available to the customer.

Transaction revenue is recognized concurrent with processing of the related transactions, which is when revenue is earned. The customer simultaneously receives and consumes the benefits as Billtrust performs. Transaction fees include per-item processing fees charged at contracted rates based on the number of envelopes, invoices delivered or payments processed.
Services and other
Revenues related to upfront implementation services for new customers or new products for existing customers are recognized ratably over the estimated period of the customer relationship, which is estimated to be five years other than for customer relationships from acquisitions which range from two to four years.
In addition to implementation fees, professional services fees also include consulting services provided to customers on a time and materials basis. Revenues from consulting services are recognized as the services are completed based on their standalone value.
Significant Judgements
Billtrust determines standalone selling price for all material performance obligations using observable inputs, such as the price of subsequent years of the contract, standalone sales and historical contract pricing. Some customers have the option to purchase additional subscription or transaction services at a stated price. These options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced within a range of prices provided to other customers for the same products and, as such, would not result in a separate performance obligation.
When the timing of revenue recognition differs from the timing of invoicing, i.e. implementation services, Billtrust uses judgment to determine whether the contract includes a significant financing component requiring adjustment to the transaction price. Various factors are considered in this determination including the duration of the contract, payment terms, and other circumstances. Generally, Billtrust determined that contracts related to upfront implementation services do not include a significant financing component. Billtrust applies the practical expedient for instances where, at contract inception, the expected timing difference between when promised goods or services are transferred and associated payment will be one year or less.
Reimbursable costs
Billtrust records reimbursable costs, such as postage, on a gross basis as revenue as well as corresponding expense on an accrual basis as it allocates the costs based on specific types of postage and related savings to customers, but cannot specifically identify each postage invoice to specific customers. In cases where customer specific expenses are directly identifiable, they are shown on a net basis. Because the cost of such revenue is equal to the revenue, it does not impact loss from operations or net loss.
Deferred Revenue
Deferred revenue relates primarily to implementation fees for new customers or new services, which are being recognized ratably over the estimated term of the customer relationship, which is generally five years for Billtrust's core billing and payments and cash application services, and two to four years for other services related to acquisitions in 2018 and 2019.
Deferred Commissions
Prior to the adoption of ASC 606 and the related ASC 340-40, commissions were generally expensed over the first year of services commencing with the date a customer's contracted revenue was invoiced. Upon adoption of ASC 606, commission costs are deferred and then amortized over a period of benefit of four to five years. Billtrust determined the period of benefit by taking into consideration its past experience with customers and the average customer life of acquired customers (four years, compared to five years for all remaining customers), future cash flows expected from customers, industry peers and other available information.
Business Combinations and Intangible Assets
Business combinations are accounted for in accordance with the acquisition method. Billtrust recognizes separately from goodwill the assets acquired and the liabilities assumed at its acquisition date fair values. In connection with acquisitions the identifiable intangible assets purchased typically consist of customer relationships, technology, trade names and non-compete agreements. While Billtrust uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, Billtrust records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill.
Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships, covenants not to compete and acquired developed technologies, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value amount of these assets might not be fully recoverable. Billtrust has determined that such businesses constitute a single reporting unit. Besides goodwill, Billtrust has no other intangible assets with indefinite lives.
Billtrust performs its annual impairment test as of October 1. During Billtrust’s annual impairment test of goodwill in 2019, 2018 and 2017, management did not identify any indications of impairment, and no adverse events have occurred since the measurement date. Although Billtrust has made its best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in Billtrust’s financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, Billtrust may be subject to future impairment losses related to long-lived assets as well as changes to valuations.
Stock Based Compensation
Billtrust recognizes expense for the estimated fair value of stock based compensation awards on a straight-line basis over the award’s vesting period. Billtrust determines the fair value of stock options using the Black-Scholes model, which requires Billtrust to estimate key assumptions such as stock price volatility, expected terms, risk-free interest rates and dividend yield. Calculating the fair value of the stock based options requires the input of subjective assumptions. These assumptions include:
a.
Expected term - Billtrust estimates the expected life of stock options granted based on its historical experience, which Billtrust believes is representative of the actual characteristics of the awards.

b.	Expected volatility - Billtrust estimates the volatility of the Billtrust Common Stock on the date of grant based on the historic volatility of comparable companies in its industry.
c.
Risk-free interest rate - Billtrust selected the risk-free interest rate based on yields from United States Treasury zero-coupon issues with a term consistent with the expected life of the awards in effect at the time of grant.

d.	Expected dividend yield - Billtrust has never declared nor paid any cash dividends on Billtrust Common Stock and has no plan to do so. Consequently, it used an expected dividend yield of zero.
Contingencies
During the normal course of business, Billtrust is occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated, including for indemnifications with customers or other parties as a result of contractual agreements.
For the year ended December 31, 2019, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. Based upon Billtrust’s experience, current information and applicable law, it does not believe it is reasonably possible that any proceedings or possible related claims will have a material effect on its financial statements.

Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact Billtrust’s financial position and results of operations is disclosed in Note 2 of Billtrust’s financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.
Emerging Growth Company Status
As an emerging growth company, the Jumpstart Our Business Startups Act (“JOBS Act”) allows Billtrust to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. Subject to certain conditions, as an emerging growth company, Billtrust intends to rely on certain exemptions, including without limitation, not having to (1) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act or (2) comply with any requirement that may be adopted by PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.
Quantitative and Qualitative Disclosures About Market Risk
Billtrust has operations primarily within the United States, but utilizes partners in Canada and Europe primarily for its Print segment, and Billtrust is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate and foreign exchange.
Foreign Currency Exchange Risk
Billtrust’s results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian dollar. Due to the relative immaterial size of its international operations to date, Billtrust’s foreign currency exposure has been limited and thus it has not instituted a hedging program. Billtrust does not believe that a 10% change in the relative value of the U.S. dollar to other foreign currencies would have a material effect on its cash flows and operating results. Most of Billtrust’s agreements have been, and Billtrust expects will continue to be, denominated in U.S. dollars.
Interest Rate and Credit Risk
Billtrust’s overall investment portfolio is comprised of money market funds and tri party repurchase agreements, as well as cash and restricted cash in interest bearing accounts, and is generally short-term in nature and highly liquid, with excess funds used to reduce outstanding revolver borrowings. Billtrust does not believe that a hypothetical 10% change in interest rates would have a material effect on its cash flows and operating results.
Billtrust is also exposed to interest-rate risk relating to existing and future borrowings under its Financing Agreement. As of June 30, 2020, Billtrust’s available funds under its Financing Agreement provides for the DDTL of up to $20.0 million and the Revolver of up to $7.5 million. The costs to borrow under these facilities as well as Billtrust’s existing borrowing of $44.9 million under the Initial Term Loan will increase if market interest rates rise as all rates are variable based upon LIBOR or other market rates. Billtrust’s debt is subject to an interest rate floor and as a result Billtrust does not believe that a hypothetical 10% change in interest rates would have a material effect on its cash flows and operating results.
Billtrust is also exposed to credit risk related to collecting customer funds for charges related to its services and reimbursable costs. Billtrust mitigates this credit exposure by leveraging its credit decisioning products to make credit underwriting decisions about whether to require more timely payments or suspend services, extending hold periods on funds, managing exposure limits, requiring deposits and various other controls in Billtrust’s products and platforms.

CERTAIN BILLTRUST RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related Party Commercial Relationship
In June 2015, Billtrust entered into an ongoing commercial relationship with one of its customers, GlobalTranz Enterprises Inc. (“GlobalTranz”), where GlobalTranz purchases certain of Billtrust’s software solutions on an ongoing basis.
Robert Farrell, one of Billtrust’s directors, serves as Chairman and CEO of GlobalTranz. Billtrust’s commercial relationship with GlobalTranz generated revenues of approximately $248,000 and $188,000 for the years ended December 31, 2019 and December 31, 2018, respectively.
Related Party Referral/Reseller Agreements
In May 2016, Billtrust entered into a reseller agreement (the “Reseller Agreement”) with AvidXchange, Inc. (“AvidXchange”). AvidXchange is a portfolio company of Bain Capital Investments, one of Billtrust’s 5% or greater shareholders. Under the terms of the Reseller Agreement, Billtrust would resell AvidXchange’s automated payments services to its customers, paying AvidXchange a fixed amount of the fees generated from such sales and retaining the rest.
Billtrust paid expenses relating to the Reseller Agreement to AvidXchange of approximately $57,000 and $59,800 for the years ended December 31, 2019 and December 31, 2018, respectively.

INFORMATION ABOUT SOUTH MOUNTAIN
General
We are a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, which we refer to throughout this proxy statement/consent solicitation statement/prospectus as our initial business combination. We have reviewed a number of opportunities to enter into a business combination. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.
Our executive offices are located at 767 Fifth Avenue, 9th Floor, New York, NY 10153 and our telephone number is (646) 446-2700. Our corporate website address is smmergercorp.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/consent solicitation statement/prospectus. You should not rely on any such information in deciding how to vote on with respect to the proposals.
Company History
In April 2019, our Sponsor purchased an aggregate of 5,750,000 shares of South Mountain Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. South Mountain Class B Common Stock will automatically convert into shares of South Mountain Class A Common Stock, on a one-for-one basis, upon the completion of a business combination. On June 19, 2019, we effected a 1.125-for-1 stock split of South Mountain Class B Common Stock, resulting in our Sponsor holding an aggregate of 6,468,750 South Mountain Class B Common Stock. The underwriter’s election to exercise the remaining portion of its over-allotment option expired on August 5, 2019 and, as a result, 218,750 South Mountain Class B Common Stock were forfeited, resulting in 6,250,000 South Mountain Class B Common Stock outstanding as of December 31, 2019. The foregoing issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. The number of South Mountain Class B Common Stock issued was determined based on the expectation that the South Mountain Class B Common Stock would represent 20% of the outstanding shares of South Mountain Common Stock upon completion of the IPO.
On June 24, 2019, we consummated the IPO of 25,000,000 South Mountain Units, which includes a partial exercise by the underwriter of the over-allotment option to purchase an additional 2,500,000 South Mountain Units. The South Mountain Units sold in the IPO were sold at an offering price of $10.00 per South Mountain Unit, generating total gross proceeds of $250,000,000. Each South Mountain Unit consists of one of our shares of South Mountain Class A Common Stock and one-half of one Public Warrant. Each whole Public Warrant entitles the holder thereof to purchase one share of South Mountain Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.
Simultaneous with the consummation of the IPO, we consummated the Private Placement of an aggregate of 6,954,500 Private Placement Warrants, each exercisable to purchase one share of the South Mountain Class A Common Stock for $11.50 per share, to the Sponsor at a price of $1.00 per Private Placement Warrant, generating total proceeds of $6,954,500. Of the gross proceeds received from the IPO and the Private Placement Warrants, $250,000,000 was placed in the Trust Account. Each Private Placement Warrant entitles the holder thereof to purchase one share of South Mountain Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.
On July 24, 2019, we announced that, commencing July 29, 2019, holders of the 25,000,000 South Mountain Units sold in the IPO may elect to separately trade the shares of South Mountain Class A Common Stock and the Public Warrants included in the South Mountain Units. Those South Mountain Units not separated continued to trade on the Nasdaq under the symbol “SMMCU” and the shares of South Mountain Class A Common Stock and the Public Warrants that were separated trade under the symbols “SMMC” and “SMMCW,” respectively.
We intend to effectuate the Business Combination using cash from the proceeds of the IPO, the sale of the Private Placement Warrants and funds from the PIPE Financing and through the issuance of shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock.

Permitted Purchases of Our Securities
Our Sponsor, directors, officers, advisors or any of their respective affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. There is no limit on the number of shares or warrants such persons may purchase. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. In the event our Sponsor, directors, officers, advisors or any of their respective affiliates determine to make any such purchases at the time of a stockholder vote relating to the Business Combination, such purchases could have the effect of influencing the vote necessary to approve such transaction. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. If they engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. We have adopted an insider trading policy which requires insiders to (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information and (2) to clear all trades with our legal counsel prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a written plan to purchase South Mountain’s securities pursuant to Rule 10b5-1 of the Exchange Act (“Rule 10b5-1 plan”), as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.
In the event that our Sponsor, directors, officers, advisors or any of their respective affiliates purchase Public Shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the Business Combination, such selling stockholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against our initial business combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.
The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a closing condition in the BCA that requires us to have a minimum net worth or a certain amount of cash at the closing of the Business Combination, where it appears that such requirement would otherwise not be met. This may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our South Mountain Class A Common Stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Our Sponsor, officers, directors, advisors and/or any of their respective affiliates anticipate that they may identify the stockholders with whom our Sponsor, officers, directors, advisors or any of their respective affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our Sponsor, officers, directors, advisors or any of their respective affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination. Such persons would select the stockholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than the amount per share a Public Stockholder would receive if it elected to redeem its shares in connection with the Business Combination. Our Sponsor, officers, directors, advisors or any of their respective affiliates will purchase shares only if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.
Any purchases by our Sponsor, officers, directors and/or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and

Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our Sponsor, officers, directors and/or any of their respective affiliates will be restricted from making purchases of South Mountain Class A Common Stock if such purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.
Redemption Rights for Public Stockholders Upon Completion of the Business Combination
Pursuant to the Existing Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less Permitted Withdrawals, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/consent solicitation statement/prospectus relating to the stockholder vote on the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO as of two business days prior to the consummation of the Business Combination, net of amounts withdrawn to fund South Mountain’s regulatory compliance costs and any taxes payable, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the Trust Account of approximately $252.3 million on September 30, 2020, the estimated per share redemption price would have been approximately $10.09. Our initial stockholders, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any shares of South Mountain Common Stock and held by them in connection with the completion of the Business Combination (the “letter agreement”).
Limitation on Redemption Upon Completion of the Business Combination
Notwithstanding the foregoing, our Existing Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the IPO, without our prior consent, which we refer to as the “Excess Shares.” We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against the Business Combination as a means to force us or our Sponsor or its affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Stockholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our Sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the shares sold in the IPO, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete the Business Combination, particularly since a closing condition of the Business Combination is that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination.
Redemption of Public Shares and Liquidation if No Initial Business Combination
Our Existing Charter provides that we will have until June 24, 2021, the date that is 24 months from the closing of the IPO, to complete our initial business combination (the period from the closing of the IPO until June 24, 2021, the “completion window”). If we are unable to complete our initial business combination within such period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of Permitted Withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the South Mountain Warrants, which will expire worthless if we fail to complete our initial business combination within the completion window.

Our initial stockholders, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any shares of South Mountain Class B Common Stock held by them if we fail to complete our initial business combination within the completion window. However, if our Sponsor or any of our officers and directors acquires Public Shares after the IPO, it will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the completion window.
Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window, unless we provide our Public Stockholders with the opportunity to redeem their shares of South Mountain Class A Common Stock upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of Permitted Withdrawals), divided by the number of then outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $1,500,000 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of the IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account and any tax payments or expenses for the dissolution of the trust, the per share redemption amount received by stockholders upon our dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Stockholders. We cannot assure you that the actual per share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business, including Billtrust, with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of Permitted Withdrawals, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses, including Billtrust.
In the event that the proceeds in the Trust Account are reduced below: (1) $10.00 per Public Share; or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of Permitted Withdrawals, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in certain instances. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per share.
We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. We have access to up to $1,500,000 from the proceeds of the IPO and the sale of the Private Placement Warrants with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by June 24, 2021 may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.
Furthermore, if the pro rata portion of the Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by June 24, 2021, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination by June 24, 2021, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of Permitted Withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following June 24, 2021 and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.
Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in the underwriting agreement entered into in the IPO, we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account.
As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote.
Further, our Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below: (1) $10.00 per Public Share; or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of Permitted Withdrawals and will not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.
If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our Public Stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Our Public Stockholders will be entitled to receive funds from the Trust Account only in the event of the redemption of our Public Shares if we do not complete our initial business combination by June 24, 2021 or if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with our initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above.

Facilities
We currently maintain our executive offices at 767 Fifth Avenue, 9th Floor, New York, NY 10153. The cost for this space is included in the $25,000 per month fee that we pay an affiliate of our Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations.
Employees
We currently have two officers and do not intend to have any other full-time employees prior to the completion of our initial business combination. Although they expect to devote substantially all of their business time to our business combination process, members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any such person will devote in any time period to our company will vary based on the current stage of the business combination process.
Periodic Reporting and Financial Information
South Mountain Units, South Mountain Class A Common Stock and Public Warrants are registered under the Exchange Act and we have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports contain financial statements audited and reported on by our independent registered public accounting firm.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/consent solicitation statement/prospectus.
Directors and Executive Officers
The following table sets forth the name, age and position of each of our current directors and executive officers as of September 30, 2020.
Name	Age	Title
Charles B. Bernicker	55	Chief Executive Officer, President and Director
Nicholas Dermatas	36	Chief Financial Officer and Secretary
Robert L. Metzger	53	Director
Scott O’Callaghan	57	Director
Douglas J. Pauls	62	Director
Charles B. Bernicker has been our Chief Executive Officer and a member of our board of directors since February 2019. Mr. Bernicker is also the Chief Executive Officer and a director of North Mountain Merger Corp. Mr. Bernicker most recently has acted as a consultant to Repay Holdings Corp (NASDAQ: RPAY) management team on their merger with Thunder Bridge Acquisition, Ltd. in July 2019 and the International Money Express, Inc. (NASDAQ: IMXI) management team in connection with their merger with FinTech Acquisition Corp. II in July 2018. From 2012 until it was acquired by First Data Corp. (NYSE: FDC) in July 2017, Mr. Bernicker was the Chief Financial Officer of CardConnect, which merged with FinTech Acquisition Corp., a former special purpose acquisition company (“SPAC”), in July 2016. From 2010 until 2012, Mr. Bernicker was an Executive Director of Heartland Payment Systems, a merchant acquirer and payment processor. From 2008 until 2010, Mr. Bernicker was a Senior Vice President of Fraud Strategy for Bank of America and, prior to that, Mr. Bernicker held several leadership positions with Commerce Bancorp, prior to its acquisition by TD Bank NA in March 2008. Prior to joining Commerce Bancorp, from 2000 until 2004, Mr. Bernicker was the Chief Financial Officer of C/Base Inc, dba eCount, a stored-value card issuer. Mr. Bernicker was also a member of the Card Operations Risk Executive Council for Visa/USA. Prior to that, Mr. Bernicker was a member of the audit group in the Philadelphia office of Ernst & Young, LLP. Mr. Bernicker holds a bachelor’s degree in accounting from the University of Delaware. Mr. Bernicker was selected to serve on our board of directors due to his significant experience leading and growing companies as an executive in financial services, financial technology and retail banking.

Nicholas Dermatas is our Chief Financial Officer and Secretary. Mr. Dermatas is also the Chief Financial Officer and Secretary of North Mountain Merger Corp. since September 2020. Mr. Dermatas most recently served as a Vice President of Finance at First Data Corp. (NYSE: FDC). From 2012 until it was acquired by First Data Corp. (NYSE: FDC) in July 2017, Mr. Dermatas was the Senior Vice President of Finance of CardConnect, which merged with FinTech Acquisition Corp., a former SPAC, in July 2016. From 2009 until 2011, Mr. Dermatas was an Associate of Carousel Capital Partners, a private equity investment firm that invests in companies headquartered in the Southeastern United States. From 2007 until 2009, Mr. Dermatas was an Analyst at Edgeview Partners, now Piper Jaffray (NYSE: PJC), a middle-market advisory firm specializing in mergers and acquisitions. Mr. Dermatas holds a bachelor’s degree in Electrical Engineering from the Georgia Institute of Technology.
Robert L. Metzger has been a member of our board of directors since the IPO. Since 2016, Mr. Metzger has served as a senior advisor at MissionOG, a venture capital firm. Mr. Metzger is also a director of North Mountain Merger Corp. since September 2020. Mr. Metzger is a Clinical Assistant Professor at the University of Illinois at Urbana-Champaign Gies College of Business and has served as the Director of the Investment Banking Academy since August 2015 and is also the Faculty Director of Gies Business Honors Programs. Since May 2019 he has served as a director of Payroc, LLC, a privately held payments processing company; and since June 2020 has served as a National Director of CareerSpring, a not-for-profit organization focused on helping first generation college graduates gain meaningful employment. Previously, he served as a member of the Audit Committee and the Board of Directors of WageWorks, Inc. (NYSE: WAGE) from February 2016 until their acquisition by HealthEquity (NASDAQ: HQY) in August 2019; as a member of the Audit Committee and Board of Directors of USA Technologies, Inc. (NASDAQ: USAT) from December 2016 to April 2020; as a member of the Audit Committee and Board of Directors of Millennium Trust, a privately held provider of specialized custody solutions, from February 2016 until April 2019; and as a member of the Audit Committee and Board of Directors of JetPay Corporation since November 2017, prior to their acquisition by NCR (NYSE: NCR) in December 2018. Mr. Metzger is also a member of the Board of Directors of North Mountain Merger Corp. Mr. Metzger was a Partner at William Blair & Company, L.L.C. from January 2005 to December 2015 after joining the firm in 1999, and since January 2016, he has been employed as a Senior Director at the firm. He served as the head of the Technology group between January 2011 and January 2015 and of the Financial Services Investment Banking Group between April 2007 and December 2015. He also acted as Chairman of the firm’s Audit Committee from January 2013 to December 2015. Prior to joining William Blair & Company, L.L.C., he worked in the Investment Banking Division of ABN AMRO Incorporated from 1997 to 1999, in the Financial Institutions Group at A.T. Kearney, Inc. from 1995 to 1997, and in Audit and Audit Advisory Services at Price Waterhouse from 1990 to 1994. Mr. Metzger graduated with a Master’s in Business Administration with concentrations in Finance and Strategy in 1995 from Northwestern University’s Kellogg School of Management and a Bachelor of Science degree in Accountancy in 1989 from the University of Illinois at Urbana-Champaign. Mr. Metzger was selected to serve on our board of directors due to his significant financial and leadership experience.
Scott O’Callaghan has been a member of our board of directors since June 2020. Mr. O'Callaghan is currently a Managing Director of Onex Credit and focuses on Onex Credit’s fundraising efforts. Mr. O'Callaghan has 34 years of experience in the leveraged credit markets, including business development roles for alternative credit investment firms. Before joining Onex Credit in 2019, Mr. O'Callaghan was a partner and managed business development for Rotation Capital Management and MidOcean Credit Partners. Previously he was global head of leverage finance sales at Bank of America, and held various positions at Deutsche Bank, Bankers Trust, Drexel Burnham Lambert and Manufacturers Hanover Trust. Mr. O’Callaghan is also a member of the Board of Directors of North Mountain Merger Corp. since September 2020. Mr. O’Callaghan earned a B.A. from Brown University in 1986. Mr. O’Callaghan was selected to serve on our board of directors due to his extensive experience in the financial services industry and his leadership experience.
Douglas J. Pauls has been a member of our board of directors since the IPO. Mr. Pauls has over 30 years of experience in the areas of finance, accounting, internal controls, and financial reporting for public companies, including most recently senior roles with financial institutions. Mr. Pauls served as Chief Financial Officer of BankUnited, Inc., a bank holding company, from 2009 until his retirement in 2013. From 2008 until 2009, Mr. Pauls served as Executive Vice President of finance for TD Bank, NA following TD Bank’s acquisition of Commerce Bancorp, Inc. in March 2008. Prior to that, Mr. Pauls held several positions with Commerce, including serving as its Chief Financial Officer from 2002 until its acquisition by TD Bank and its Chief Accounting Officer from 1995 to 2002. Earlier in his career, Mr. Pauls was a senior manager in the audit department of Ernst & Young in Philadelphia and Pittsburgh, Pennsylvania. He is currently a director of BankUnited, Inc. (NYSE: BKU), where he serves as the Chairman of the Risk Committee, Essent Group Ltd. (NYSE:ESNT), where he serves as Chairman of the Audit Committee, and Global Atlantic Financial Group Limited, where he also serves as Chairman of the Audit Committee.

Mr. Pauls is also a member of the Board of Directors of North Mountain Merger Corp. since September 2020. Mr. Pauls holds a BA in Economics from Dickinson College and serves on Dickinson’s Board of Trustees. Mr. Pauls was selected to serve on our board of directors due to his extensive experience in the financial services industry and his leadership roles at various public companies.
Number and Terms of Office of Officers and Directors
Our board of directors consists of four members. Holders of our South Mountain Class B Common Stock will have the right to elect all of our directors prior to consummation of our initial business combination and Public Stockholders will not have the right to vote on the election of directors during such time. These provisions of our Existing Charter may only be amended if approved by a majority of at least 90% of South Mountain Common Stock voting at a stockholder meeting. Approval of our initial business combination will require the affirmative vote of a majority of our board of directors.
Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Mr. Bernicker, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Metzger, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. O’Callaghan and Mr. Pauls, will expire at the third annual meeting of stockholders.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws will provide that our officers may consist of a Chief Executive Officer, a President, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer, Assistant Treasurers and such other offices as may be determined by the board of directors.
Director Independence
The rules of the Nasdaq require that a majority of our board of directors be independent within one year of our IPO. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Our board has determined that each of Mr. Metzger, Mr. O’Callaghan and Mr. Pauls is an independent director under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Executive Officer and Director Compensation
None of our officers or directors have received any compensation for services rendered to us. Our Sponsor, officers, directors and their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers, directors or our or any of their respective affiliates.
After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders in connection with a proposed business combination, including in this proxy statement/consent solicitation statement/prospectus. Any compensation to be paid to our officers after the completion of the Business Combination will be determined by a compensation committee constituted solely by independent directors.
We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.
For a discussion of our executive compensation arrangements after the Closing, please see the section entitled “Management After the Business Combination.”

Committees of the Board of Directors
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Both our audit committee and our compensation committee are composed solely of independent directors. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by our board and has the composition and responsibilities described below. The charter of each committee is available on our website.
Audit Committee
The members of our audit committee are Robert L. Metzger, Scott O’Callaghan and Douglas J. Pauls. Each member of the audit committee is financially literate and our board of directors has determined that each of Robert L. Metzger and Douglas J. Pauls qualify as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
•
pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
•	setting clear hiring policies for employees or former employees of the independent auditors;
•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
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obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “South Mountain Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
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reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities.

The audit committee is governed by a charter that complies with the rules of the Nasdaq.

Compensation Committee
The members of our Compensation Committee are Robert L. Metzger and Douglas J. Pauls.
We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•
reviewing and making recommendations to our board of directors with respect to (or approving, if such authority is so delegated by our board of directors) the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. The charter complies with the rules of the Nasdaq.
However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Robert L. Metzger and Douglas J. Pauls.
We adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:
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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;
•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and
•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.
The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms. The charter complies with the rules of the Nasdaq.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to our board of directors.
Advisory Committee
We have established an advisory committee formed for the purpose of assisting the board of directors and management with sourcing and evaluating business opportunities and devising plans and strategies to optimize any business that we acquire. Our advisory committee is comprised of former senior executives from leading global companies with experience in a wide range of sub-sectors and functional areas, who are not members of the board of directors and who provide us with access to their expertise and extensive industry networks from which we intend to source and evaluate targets.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more officers serving on our board of directors.
Code of Ethics
We have adopted a code of ethics applicable to our directors, officers and employees (the “Code of Ethics”).
You are able to review these documents on our website at www.smmergercorp.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

SOUTH MOUNTAIN MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
All statements other than statements of historical fact included in this proxy statement/consent solicitation statement/prospectus including, without limitation, statements under “South Mountain Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding South Mountain’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this proxy statement/consent solicitation statement/prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, South Mountain’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC. As used in this section, unless the context suggests otherwise, “we,” “us,” “our,” “the Company” or “South Mountain” refer to South Mountain Merger Corp.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/consent solicitation statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.
Overview
We are a blank check company formed under the laws of the State of Delaware on February 28, 2019 for the purpose of effecting a capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate the Business Combination using cash from the proceeds of the IPO, the sale of the Private Placement Warrants and funds from the PIPE Financing and through the issuance of shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock.
Recent Developments
Proposed Business Combination
On October 18, 2020, we entered into the BCA with First Merger Sub, Second Merger Sub and Billtrust, pursuant to which, upon consummation of the Business Combination, Billtrust will become our wholly-owned subsidiary through the Mergers. See “The Business Combination” elsewhere in this proxy statement/consent solicitation statement/prospectus.
Billtrust is a leading provider of cloud-based software and integrated payment processing solutions that simplify and automate B2B commerce. AR is broken and relies on conventional processes that are outdated, inefficient, manual and largely paper-based. Billtrust is at the forefront of the digital transformation of AR, providing mission-critical solutions that span credit decisioning and monitoring, online ordering, invoicing, cash application and collections. Billtrust’s solutions integrate with a number of ecosystem players, including financial institutions, enterprise resource planning systems, and accounts payable software platforms, to help customers accelerate cash flow and generate sales more quickly and efficiently. Customers use Billtrust’s platform to transition from expensive paper invoicing and check acceptance to efficient electronic billing and payments, which accelerates revenue capture, generates cost savings, and provides a better user experience.
The Closing is subject to certain conditions, including but not limited to the approval of our stockholders and Billtrust’s stockholders of the BCA. The BCA may also be terminated by either party under certain circumstances, including upon notice after March 15, 2021. The parties have agreed to customary exclusivity obligations by either party for any reason. The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or waiver of all of the closing conditions contained in the BCA. For additional details about the BCA, refer to the section entitled “The Business Combination Agreement.”
The Business Combination also calls for additional agreements, including, among others, the Billtrust Stockholder Support Agreements, the South Mountain Stockholder Support Agreement, the Non-Redemption Agreement, the Subscription Agreements, the Share and Warrant Cancellation Agreement, the Stockholders Agreement, the Registration Rights Agreement, and the Confidentiality and Lock-Up Agreements, as described in the section entitled “Certain Agreements Related to the Business Combination.”

We have entered into engagement letters or agreements with various consultants, advisors, professionals and others in connection with the Business Combination. The services under these engagement letters and agreements are material in amount and in some instances include contingent or success fees. We estimate that our total transaction costs for the Business Combination and the PIPE Financing will be equal to approximately $27 million (including the deferred underwriting commissions from our IPO). In most instances, these engagement letters and agreements specifically provide that such counterparties waive their rights to seek repayment from the funds in the Trust Account.
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, South Mountain will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Billtrust will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Billtrust (i.e., a capital transaction involving the issuance of stock by South Mountain for the stock of Billtrust). Accordingly, the consolidated assets, liabilities and results of operations of Billtrust will become the historical financial statements of New Billtrust, and South Mountain’s assets, liabilities and results of operations will be consolidated with Billtrust beginning on the acquisition date.
At June 30, 2020, we had approximately $1,401,047 in cash outside of the Trust Account. We expect to incur significant costs in the pursuit of an initial Business Combination and we cannot assure you that our plans to complete an initial Business Combination will be successful.
COVID-19
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic.” COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. The business of Billtrust could be materially and adversely affected. Furthermore, we may be unable to complete the Business Combination if continued concerns relating to COVID-19 restrict travel or limit the ability to have meetings with potential investors, or vendors and services providers are unavailable to assist us in negotiating and consummating a transaction in a timely manner. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our ability to consummate the Business Combination, or the operations of Billtrust, may be materially adversely affected.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception through June 30, 2020 were organizational activities and those necessary to prepare for the IPO, described below, and, after our IPO, identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of the Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the six months ended June 30, 2020, we had net income of $310,973, which consisted of interest income on marketable securities held in the Trust Account of $883,329, offset by operating costs of $489,692 and a provision for income taxes of $82,664.
For the period from February 28, 2019 (inception) through December 31, 2019, we had net income of $1,403,487, which consisted of interest income on marketable securities held in the Trust Account of $2,338,057, offset by operating costs of $561,491 and a provision for income taxes of $373,079.
Liquidity and Capital Resources
On June 24, 2019, we consummated the IPO of 25,000,000 South Mountain Units, which includes a partial exercise by the underwriter of the over-allotment option to purchase an additional 2,500,000 South Mountain Units, at $10.00 per South Mountain Unit, generating gross proceeds of $250,000,000. Simultaneously with the closing of the IPO, we consummated the sale of 6,954,500 Private Placement Warrants, at $1.00 per Private Placement Warrant, to our Sponsor, generating gross proceeds of $6,954,500.

As of June 30, 2020, we had marketable securities held in the Trust Account of $252,360,923 (including approximately $2,361,000 of interest income) consisting of U.S. Treasury Bills with a maturity of 180 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through June 30, 2020, we withdrew $860,463 of interest earned on the Trust Account, of which $388,347 was withdrawn during the six months ended June 30, 2020.
For the six months ended June 30, 2020, cash used in operating activities was $593,561. Net income of $310,973 was offset by interest earned on marketable securities held in the Trust Account of $883,329. Changes in operating assets and liabilities used $21,205 of cash from operating activities.
For the period from February 28, 2019 (inception) through December 31, 2019, cash used in operating activities was $712,642. Net income of $1,403,487 was offset by interest earned on marketable securities held in the Trust Account of $2,338,057. Changes in operating assets and liabilities provided $221,928 of cash from operating activities.
If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) South Mountain stockholders who properly exercise their redemption rights and (ii) expenses incurred by Billtrust and South Mountain in connection with the Business Combination, to the extent not otherwise paid prior to the Closing. Any additional funds available for release from the Trust Account will be used for general corporate purposes of New Billtrust following the Business Combination.
As of June 30, 2020, we had cash of $1,401,047 held outside the Trust Account. We intend to use the funds held outside the Trust Account to pay for our accrued expenses, working capital costs and negotiate and complete a Business Combination.
In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, our initial stockholders, officers and directors or their affiliates may, but are not obligated to, loan us funds from time to time or at any time, as may be required. If we complete the Business Combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into private warrants at a price of $1.00 per private warrant at the option of the lender. The private warrants would be identical to the Private Placement Warrants.
Off-Balance Sheet Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $25,000 for office space, administrative and support services, provided to South Mountain. We began incurring these fees on June 19, 2019 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.
The underwriter in the IPO is entitled to a deferred fee of 3.5% of the gross proceeds from the South Mountain Units sold in the IPO, or $7,970,375. The deferred fee will be forfeited by the underwriter solely in the event that we fail to complete a Business Combination by June 24, 2021, subject to the terms of the underwriting agreement entered into in connection with the IPO. The underwriter did not receive any underwriting discount or commissions on South Mountain Units purchased by a fund managed by an affiliate of our Sponsor in the IPO.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
South Mountain Common Stock Subject to Possible Redemption
We account for South Mountain Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification Topic 480 “Distinguishing Liabilities from Equity.” South Mountain Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable South Mountain Common Stock (including South Mountain Common Stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, South Mountain Common Stock is classified as stockholders’ equity. Our South Mountain Class A Common Stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, South Mountain Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our balance sheet.
Net Loss Per Share of South Mountain Common Stock
We apply the two-class method in calculating earnings per share. Shares of South Mountain Common Stock subject to possible redemption which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. Our net income is adjusted for the portion of income that is attributable to South Mountain Common Stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not our income or losses.
Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our condensed financial statements.

CERTAIN SOUTH MOUNTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
South Mountain Class B Common Stock
In April 2019, our Sponsor purchased 5,750,000 shares of South Mountain Class B Common Stock for an aggregate price of $25,000. On June 19, 2019, South Mountain effected a 1.125-for-1 stock split of South Mountain Class B Common Stock. As a result, the Sponsor held 6,468,750 South Mountain Class B Common Stock, of which up to 218,750 shares were subject to forfeiture following the underwriter’s election to partially exercise its over-allotment option in the IPO, so that the Sponsor would own, on an as-converted basis, 20% of South Mountain’s issued and outstanding shares after the IPO (assuming the Sponsor did not purchase any Public Shares in the IPO). The underwriter’s election to exercise their remaining over-allotment option expired unexercised on August 5, 2019 and, as a result, 218,750 shares of South Mountain Class B Common Stock were forfeited, resulting in 6,250,000 shares of South Mountain Class B Common Stock outstanding as of August 5, 2019. The South Mountain Class B Common Stock will automatically convert into South Mountain Class A Common Stock upon the consummation of the Business Combination on a one-for-one basis, subject to adjustments.
The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its South Mountain Class B Common Stock until the earlier to occur of: (i) one year after the completion of a business combination or (ii) the date on which South Mountain completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of South Mountain’s stockholders having the right to exchange their shares of South Mountain Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the South Mountain Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a business combination, the South Mountain Class B Common Stock will be released from the lock-up.
Promissory Note
On April 19, 2019, South Mountain issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Sponsor agreed to loan South Mountain an aggregate of up to $300,000 to cover expenses related to the IPO. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the IPO. The borrowings outstanding under the Promissory Note of $175,000 were repaid upon the consummation of the IPO on June 24, 2019.
Administrative Support Agreement
South Mountain entered into an agreement whereby, commencing on June 19, 2019, South Mountain began paying an affiliate of the Sponsor a total of $25,000 per month for office space, administrative and support services. Upon completion of the Business Combination or South Mountain’s liquidation, South Mountain will cease paying these monthly fees. For the three and six months ended June 30, 2020, South Mountain incurred $75,000 and $150,000 in fees for these services, of which $300,000 and $150,000 are considered accrued expenses.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or South Mountain’s officers and directors may, but none of them are obligated to, loan South Mountain funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, South Mountain may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
Related Party Policy
Prior to the consummation of the IPO, South Mountain adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the South Mountain Board (or the appropriate committee of the South Mountain Board) or as disclosed in public filings with the SEC. Under South Mountain’s Code of Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving South Mountain.

In addition, South Mountain Board’s audit committee, pursuant to a written charter, is responsible for reviewing and approving related party transactions to the extent that South Mountain enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. South Mountain Board’s audit committee reviews on a quarterly basis all payments that were made by South Mountain to its Sponsor, officers or directors, or South Mountain’s or any of their affiliates.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
To further minimize conflicts of interest, South Mountain has agreed not to consummate an initial business combination with an entity that is affiliated with any of its Sponsor, officers or directors unless it, or a committee of independent and disinterested directors, has obtained an opinion from an independent investment banking firm which is a member of the Financial Industry Regulatory Authority, Inc. or an independent accounting firm that South Mountain’s initial business combination is fair to South Mountain from a financial point of view. There will be no finder’s fees, reimbursement, consulting fee, monies in respect of any payment of a loan or other compensation paid by South Mountain to its Sponsor, officers or directors or South Mountain’s or any of their respective affiliates, for services rendered to South Mountain prior to or in connection with the completion of the initial business combination (regardless of the type of transaction that it is). However, the following payments may be made to South Mountain’s Sponsor, officers, or directors, or South Mountain’s or their affiliates, and, if made prior to an initial business combination will be made from (i) funds held outside the Trust Account or (ii) permitted withdrawals from interest earned on the Trust Account:
•	repayment of an aggregate of up to $300,000 in loans made to South Mountain by its Sponsor to cover IPO-related and organizational expenses;
•	payment to an affiliate of South Mountain’s Sponsor of a total of $25,000 per month, for up to 24 months, for office space, administrative and support services;
•	reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and
•
repayment of loans which may be made by Sponsor, an affiliate of Sponsor or South Mountain’s officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender.

These payments may be funded using the net proceeds of the IPO and the sale of the Private Placement Warrants not held in the Trust Account, Permitted Withdrawals or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the Trust Account released to South Mountain in connection therewith.

MANAGEMENT AFTER THE BUSINESS COMBINATION
Executive Officers and Directors After the Business Combination
Upon the consummation of the Business Combination, the business and affairs of New Billtrust will be managed by or under the direction of the New Billtrust Board. The following table sets forth the name, age and position of each of the expected directors and executive officers of New Billtrust upon consummation of the Business Combination as of September 30, 2020:
Name	Age	Position
Executive Officers
Flint A. Lane	54	Chief Executive Officer and Chairman of the New Billtrust Board
Steven Pinado	52	President
Mark Shifke	61	Chief Financial Officer
Joe Eng	53	Chief Information Officer

Non-Employee Directors
Charles Bernicker	55	Director
Clare Hart	60	Director
Robert Farrell	56	Director
Lawrence Irving	63	Director
Matt Harris	47	Director
(1)	Member of the New Billtrust audit committee, effective upon the consummation of the Business Combination.
(2)	Member of the New Billtrust compensation committee, effective upon the consummation of the Business Combination.
(3)	Member of the New Billtrust nominating and corporate governance committee, effective upon the consummation of the Business Combination.
Executive Officers
Flint A. Lane. Upon consummation of the Business Combination, Mr. Lane will serve as New Billtrust’s Chief Executive Officer and as the chairman of the New Billtrust Board. Mr. Lane has served as the CEO of Billtrust since founding the company in 2001. Mr. Lane previously served on the boards of Livegenic, Inc., a private insurance software company, from December 2014 to October 2020 and iContracts, Inc., a provider of contract, policy and revenue management solutions, from September 2008 to February 2013. Prior to founding Billtrust, Mr. Lane was the founder, president and chairman of Paytrust, Inc., a leading electronic bill presentation and payment company. Mr. Lane also previously held executive positions at Platinum Technology from, Logic Works and BrownStone Solutions. Mr. Lane holds a B.S. in Computer Science from Rensellaer Polytechnic Institute. Mr. Lane is qualified to serve on the New Billtrust Board based on his substantial business, leadership and management experience as the CEO of Billtrust and previously as a founder of, and executive and director at, other financial services companies.
Steven Pinado. Upon consummation of the Business Combination, Mr. Pinado will serve as the President of New Billtrust. Mr. Pinado has served as the President of Billtrust since March 2018. Mr. Pinado also serves as a member of the board of directors of Orchestra Software, a private business management software company, since April 2020. Prior to joining Billtrust, Mr. Pinado served as Group CEO at Jonas Software, a provider of enterprise management software solutions to broad range of industries, from September 2013 to March 2018. As Group CEO at Jonas Software, Mr. Pinado oversaw all North American business units and acquisition activity in the payments, fitness, recreation, camp, membership management, association management and IP licensing technology categories. Mr. Pinado holds a B.A. in Finance from Morehouse College and an MBA from the Tuck School of Business at Dartmouth.
Mark Shifke. Upon consummation of the Business Combination, Mr. Shifke will serve as the Chief Financial Officer of New Billtrust. Mr. Shifke has served as the CFO of Billtrust since February 2020. Prior to joining Billtrust, Mr. Shifke held various executive leadership positions at Green Dot Corporation from June 2011 to December 2019, most recently serving as Green Dot Corporation’s CFO from May 2015 to December 2019 and SVP Corporate Strategy, M&A from June 2011 to December 2019. Previously, Mr. Shifke was a Managing Director at J.P. Morgan Chase from 2007 to 2011. Mr. Shifke holds a B.A. in Political Science and Government from Tulane University, a J.D. from Tulane University Law School and an LL.M. in Taxation from New York University School of Law.

Joe Eng. Upon consummation of the Business Combination, Mr. Eng will serve as the Chief Information Officer of New Billtrust. Mr. Eng has served as the Chief Information Officer of Billtrust since February 2020. Mr. Eng also serves as Senior Advisor at Sixth Street Partners, a global investment firm. Prior to joining Billtrust, Mr. Eng served as Chief Information Officer at TravelClick, Inc. from July 2013 to June 2019 and as EVP – Chief Information Officer at JetBlue Airways from March 2008 to September 2011. Mr. Eng holds a B.A. in Computer Science from Rutgers University and a M.S. in Computer Science from New York University.
Non-Employee Directors
Charles B. Bernicker. Upon consummation of the Business Combination, Mr. Bernicker will serve as a member of the New Billtrust Board. Mr. Bernicker has served as the Chief Executive Officer of South Mountain and as a member of the South Mountain Board since February 2019. Mr. Bernicker is also the Chief Executive Officer and a director of North Mountain Merger Corp. Mr. Bernicker most recently acted as a consultant to Repay Holdings Corp (NASDAQ: RPAY) management team on their merger with Thunder Bridge Acquisition Ltd. in July 2019 and the International Money Express Inc. (NASDAQ: IMXI) management team in connection with their merger with FinTech Acquisition Corp. II in July 2018. From 2012 until it was acquired by First Data Corp. (NYSE: FDC) in July 2017, Mr. Bernicker was the Chief Financial Officer of CardConnect, which merged with FinTech Acquisition Corp., a former special purposes acquisition company (“SPAC”), in July 2016. From 2010 until 2012, Mr. Bernicker was an Executive Director of Heartland Payment Systems, a merchant acquirer and payment processor. From 2008 until 2010, Mr. Bernicker was a Senior Vice President of Fraud Strategy for Bank of America and, prior to that, Mr. Bernicker held several leadership positions with Commerce Bancorp, prior to its acquisition by TD Bank NA in March 2008. Prior to joining Commerce Bancorp, from 2000 until 2004, Mr. Bernicker was the Chief Financial Officer of C/Base Inc, dba eCount, a stored-value card issuer. Mr. Bernicker was also a member of the Card Operations Risk Executive Council for Visa/USA. Prior to that, Mr. Bernicker was a member of the audit group in the Philadelphia office of Ernst & Young, LLP. Mr. Bernicker holds a bachelor’s degree in accounting from the University of Delaware. Mr. Bernicker is qualified to serve on the New Billtrust Board based on his significant experience leading and growing companies as an executive in financial services, financial technology and retail banking.
Clare Hart. Upon consummation of the Business Combination, Ms. Hart will serve as a member of the New Billtrust Board. Ms. Hart has served as a member of the board of directors of Billtrust since October 2018, as Chief Executive Officer of Williams Lea since April 2019 and as a member of the board of directors of Cast & Crew, a payroll and human resources solutions company for the entertainment industry, since March 2019. Previously, Ms. Hart served as Chief Executive Officer, President and as a member of the board of directors of Sterling Talent Solutions, a leading provider of background and identity services, from May 2013 to May 2018. From 2012 to 2016, Ms. Hart served as a member of the board of directors of Regulatory Data Corporation, including as Lead Director and Chair of the Compensation Committee, and from 2010 to 2012, Ms. Hart served as Chief Executive Officer, President, and as a member of the board of directors of Infogroup, Inc., a data analytics and marketing services provider. Ms. Hart holders a B.S. in Finance & Computer Systems Management from Drexel University and an MBA from Rider University. Ms. Hart is qualified to serve on the New Billtrust Board based on her significant experience leading global expansion and growth strategies in software and information services companies and her expertise in compensation, strategy and governance.
Robert Farrell. Upon consummation of the Business Combination, Mr. Farrell will serve as a member of the New Billtrust Board. Mr. Farrell has served as a member of the board of directors of Billtrust since July 2015. Since March 2016, Mr. Farrell has also served as Chairman of the board of directors of GlobalTranz Enterprises LLC, including as Executive Chairman from January 2019 to September 2020, and as Chief Executive Officer since September 2020. Since October 2018 and July 2019, respectively, Mr. Farrell has been a member of the board of directors of Recycle Track Systems, Inc. and GAN Integrity Inc. Mr. Farrell has also served as Senior Advisor at Providence Equity Partners, a private equity firm specializing in growth-oriented investments in media, communications, software and services, since January 2016. Mr. Farrell previously served as Chief Executive Officer of Kewill Inc. from October 2012 to December 2015. Prior to joining Kewill Inc., Mr. Farrell served as the President and Chief Executive Officer of EDGAR Online, Inc. from March 2011 until it was acquired by RR Donnelley & Sons (NASDAQ: RRD) in August 2012. Prior to joining EDGAR Online, Mr. Farrell served as Chairman of the board and CEO of Metastorm, Inc., a leading provider of business process management enterprise software and solutions, from

August 2002 until it was acquired by Open Text (NASDAQ: OTEX) in February 2011. Mr. Farrell is qualified to serve on the New Billtrust Board based on his significant board experience and his extensive leadership, financial, sales, operations management and corporate governance experience in high-growth software and technology driven companies.
Lawrence Irving. Upon consummation of the Business Combination, Mr. Irving will serve as a member of the New Billtrust Board. Mr. Irving has served as a member of the board of directors of Billtrust since March 2015 and as Chairman of the Audit Committee since April 2015. Mr. Irving has also served as a member of the board of directors of IntelePeer, a leading provider of on-demand cloud based communications, since January 2011, and has subsequently served as the Chairman of the board of directors and Chairman of the Audit Committee. From July 2001 to April 2014, and again from April 2017 to August 2018, Mr. Irving served as Chief Financial Officer and Treasurer of Synchronoss Technologies, Inc. (NASDAQ: SNCR). Prior to joining Synchronoss, Mr. Irving served as Chief Financial Officer at CommTech Corporation and Holmes Protection (formerly NASDAQ: HLMS) from 1998 to 2001 and 1996 to 1998, respectively. Mr. Irving is a certified public accountant and holds a B.A. in Business Administration from Pace University. Mr. Irving is qualified to serve on the New Billtrust Board based on his significant leadership and board experience in the telecommunications industry, as well as his financial expertise.
Matt Harris. Upon consummation of the Business Combination, Mr. Harris will serve as a member of the New Billtrust Board. Mr. Harris has served as a member of the board of directors of Billtrust since November 2012. Mr. Harris has also been a Partner at Bain Capital Ventures since September 2012. Prior to joining in Bain, Mr. Harris founded Village Ventures, Inc., an early stage venture capital firm focused on the media and financial services sectors, and served as Managing Director from January 2000 to September 2012. Mr. Harris holds a B.A. in Political Economy from Williams College. Mr. Harris is qualified to serve on the New Billtrust Board based on his extensive experience investing in and guiding companies in the financial services industry.
Board Composition
New Billtrust’s business and affairs will be organized under the direction of the New Billtrust Board. We anticipate that the New Billtrust Board will consist of seven members upon the consummation of the Business Combination. Flint A. Lane will serve as Chairman of the New Billtrust Board. The primary responsibilities of the New Billtrust Board will be to provide oversight, strategic guidance, counseling and direction to New Billtrust’s management. The New Billtrust Board will meet on a regular basis and additionally as required.
In accordance with the terms of the Proposed Charter, which will be effective upon the consummation of the Business Combination, the New Billtrust Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the election of directors at the special meeting pursuant to Proposal No. 7—The Election of Directors Proposal, in which the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.
The New Billtrust Board will be divided into the following classes:
•
Class I, which Billtrust and South Mountain anticipate will consist of    ,     and    , whose terms will expire at New Billtrust’s first annual meeting of stockholders to be held after the completion of the Business Combination;

•
Class II, which Billtrust and South Mountain anticipate will consist of    ,     and    , whose terms will expire at New Billtrust’s second annual meeting of stockholders to be held after the completion of the Business Combination; and

•
Class III, which Billtrust and South Mountain anticipate will consist of    ,     and    , whose terms will expire at New Billtrust’s third annual meeting of stockholders to be held after the completion of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the

New Billtrust Board may have the effect of delaying or preventing changes in New Billtrust’s control or management. New Billtrust’s directors may be removed for cause by the affirmative vote of the holders of at least 66 2∕3% of New Billtrust’s voting stock.
Director Independence
Upon the consummation of the Business Combination, the New Billtrust Board is expected to determine that each of the directors on the New Billtrust Board other than Flint A. Lane will qualify as independent directors, as defined under the listing rules of The Nasdaq Stock Market LLC (the “Nasdaq listing rules”), and the New Billtrust Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, New Billtrust will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.
Role of the New Billtrust Board in Risk Oversight/Risk Committee
Upon the consummation of Business Combination, one of the key functions of the New Billtrust Board will be informed oversight of New Billtrust’s risk management process. The New Billtrust Board anticipates having a standing risk management committee and anticipates administering this oversight function directly through the risk management committee, as well as through various standing committees of the New Billtrust Board that address risks inherent in their respective areas of oversight. In particular, the New Billtrust Board and the risk management committee will be responsible for monitoring and assessing strategic risk exposure and New Billtrust’s audit committee will have the responsibility to consider and discuss New Billtrust’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Billtrust’s compensation committee will also assess and monitor whether New Billtrust’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Board Committees
Effective upon the consummation of the Business Combination, the New Billtrust Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The New Billtrust Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. New Billtrust intends to comply with future requirements to the extent they will be applicable to New Billtrust. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New Billtrust’s website.
Audit Committee
New Billtrust’s audit committee will consist of    ,     and    . The New Billtrust Board has determined that each of the members of the audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the New Billtrust Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
    will serve as the chair of the audit committee. The New Billtrust Board determined that     qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, the New Billtrust Board considered    ’s formal education and previous experience in financial roles. Both New Billtrust’s independent registered public accounting firm and management periodically will meet privately with New Billtrust’s audit committee.
The functions of this committee will include, among other things:
•
evaluating the performance, independence and qualifications of New Billtrust’s independent auditors and determining whether to retain New Billtrust’s existing independent auditors or engage new independent auditors;

•	helping ensure the independence and performance of New Billtrust’s independent auditors;

•	helping to maintain and foster an open avenue of communication between management and New Billtrust’s independent auditors;
•	discussing the scope and results of the audit with New Billtrust’s independent auditors, and reviewing, with management, New Billtrust’s interim and year-end operating results;
•	developing procedures for employees to submit concerns anonymously about questionable account or audit matters;
•	reviewing New Billtrust’s policies on risk assessment and risk management;
•	reviewing related party transactions;
•
obtaining and reviewing a report by New Billtrust’s independent auditors at least annually, that describes New Billtrust’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by New Billtrust’s independent auditors.
The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Billtrust will to comply with future requirements to the extent they become applicable to New Billtrust.
Compensation Committee
New Billtrust’s compensation committee will consist of    ,     and    .     will serve as the chair of the compensation committee. The New Billtrust Board has determined that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of Nasdaq.
The functions of the committee will include, among other things:
•	approving the retention of compensation consultants and outside service providers and advisors;
•
reviewing and approving, or recommending that the New Billtrust Board approve, the compensation, individual and corporate performance goals and objectives and other terms of employments of New Billtrust’s executive officers, including evaluating the performance of New Billtrust’s chief executive officer, and, with his assistance, that of New Billtrust’s other executive officers;

•	reviewing and recommending to the New Billtrust Board the compensation of New Billtrust’s directors;
•	administering New Billtrust’s equity and non-equity incentive plans;
•	reviewing New Billtrust’s practices and policies of employee compensation as they relate to risk management and risk-taking incentives;
•	reviewing and evaluating succession plans for the executive officers;
•	reviewing and approving, or recommending that the New Billtrust Board approve, incentive compensation and equity plans;
•	helping the New Billtrust Board oversee New Billtrust’s human capital management policies, plans and strategies; and
•	reviewing and establishing general policies relating to compensation and benefits of New Billtrust’s employees and reviewing New Billtrust’s overall compensation philosophy.
The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Billtrust will comply with future requirements to the extent they become applicable to New Billtrust.
Nominating and Corporate Governance Committee
New Billtrust’s nominating and corporate governance committee will consist of    ,    and    .     will serve as the chair of the nominating and corporate governance committee. The New Billtrust Board has determined that each of the members of New Billtrust’s nominating and corporate governance committee will satisfy the independence requirements of Nasdaq.
The functions of this committee include, among other things:
•	identifying, evaluating, and selecting, or recommending that the New Billtrust Board approve, nominees for election to the New Billtrust Board and its committees;
•	approving the retention of director search firms;
•	evaluating the performance of the New Billtrust Board and of individual directors;
•	considering and making recommendations to the New Billtrust Board regarding the composition of the New Billtrust Board and its committees;
•	evaluating the adequacy of New Billtrust’s corporate governance practices and reporting; and
•	overseeing an annual evaluation of the New Billtrust Board’s performance.
The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Billtrust will comply with future requirements to the extent they become applicable to New Billtrust.
Compensation Committee Interlocks and Insider Participation
None of the intended members of New Billtrust’s compensation committee has ever been an executive officer or employee of New Billtrust. None of New Billtrust’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Billtrust Board or compensation committee.
Limitation on Liability and Indemnification of Directors and Officers
The Proposed Charter, which will be effective upon consummation of the Business Combination, eliminates New Billtrust’s directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
•	for any transaction from which the director derives an improper personal benefit;
•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	for any unlawful payment of dividends or redemption of shares; or
•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.
If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Billtrust’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
The Proposed Charter requires New Billtrust to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. New Billtrust plans to maintain a directors’ and officers’ insurance policy pursuant to which New Billtrust’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Proposed Charter prohibits any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.
In addition, New Billtrust will enter into separate indemnification agreements with New Billtrust’s directors and officers. These agreements, among other things, require New Billtrust to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Billtrust’s directors or officers or any other company or enterprise to which the person provides services at New Billtrust’s request.
We believe these provisions in the Proposed Charter are necessary to attract and retain qualified persons as directors and officers for New Billtrust following the completion of the Business Combination.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors
The New Billtrust Board will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of New Billtrust’s employees, executive officers and directors. The Code of Conduct will be available on New Billtrust’s website at www.billtrust.com. Information contained on or accessible through New Billtrust’s website is not a part of this proxy statement/consent solicitation statement/prospectus, and the inclusion of New Billtrust’s website address in this proxy statement/consent solicitation statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the New Billtrust Board will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. New Billtrust expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.
Non-Employee Director Compensation
The New Billtrust Board expects to review director compensation periodically to ensure that director compensation remains competitive such that New Billtrust is able to recruit and retain qualified directors. Following the consummation of the Business Combination, Billtrust intends to develop a board of directors’ compensation program that is designed to align compensation with New Billtrust’s business objectives and the creation of stockholder value, while enabling New Billtrust to attract, retain, incentivize and reward directors who contribute to the long-term success of New Billtrust.

DESCRIPTION OF SOUTH MOUNTAIN’S SECURITIES
The following summary of the material terms of South Mountain’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Proposed Charter. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of South Mountain’s securities following the Business Combination. The Proposed Charter is described in “Proposal Nos. 3-6—The Post-Mergers Charter Proposals” and the full text of the Proposed Charter is attached as Annex C to this proxy statement/consent solicitation statement/prospectus.
Authorized and Outstanding Stock
The Proposed Charter authorizes the issuance of 575,000,000 shares of New Billtrust capital stock, consisting of 538,000,000 shares of New Billtrust Class 1 Common Stock, 27,000,000 shares of New Billtrust Class 2 Common Stock and 10,000,000 shares of undesignated preferred stock, each having a par value of $0.0001. The outstanding shares of South Mountain Class A Common Stock are, and the shares of South Mountain Class A Common Stock issued in the Business Combination will be, duly authorized, validly issued, fully paid and non-assessable. Following the consummation of the Business Combination, all outstanding shares of South Mountain Class A Common Stock will be reclassified as shares of New Billtrust Class 1 Common Stock on a one-to-one basis and all outstanding shares of South Mountain Class C Common Stock will be reclassified as shares of New Billtrust Class 2 Common Stock on a one-to-one basis. There will be no outstanding shares of South Mountain Class B Common Stock following the Business Combination as the outstanding South Mountain Class B Common Stock will be converted into shares of South Mountain Class A Common Stock in connection with the Business Combination. As of the South Mountain Record Date, there were     shares of South Mountain Class A Common Stock,     shares of South Mountain Class B Common Stock and no shares of preferred stock of South Mountain outstanding.
New Billtrust Common Stock Following the Business Combination
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Billtrust Class 1 Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of New Billtrust Class 1 Common Stock are entitled to one vote per share on matters to be voted on by stockholders. Holders of New Billtrust Class 2 Common Stock will not be entitled to vote on any matters to be voted on by stockholders (except for a limited number of corporate actions on which such nonvoting shares are entitled to vote under the DGCL).
Dividends
Holders of New Billtrust Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the New Billtust Board in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on New Billtrust Common Stock unless the shares of New Billtrust Common Stock at the time outstanding are treated equally and identically.
Liquidation, Dissolution and Winding Up
In the event of New Billtrust’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of New Billtrust Common Stock will be entitled to receive an equal amount per share of all of New Billtrust’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.
Preemptive or Other Rights
New Billtrust stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to New Billtrust Common Stock.
Election of Directors
The New Billtrust Board will remain divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the election of directors at the special meeting pursuant to Proposal No. 7—The Election of Directors Proposal, in which the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). There will be no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.
South Mountain Class A Common Stock Prior to the Business Combination
South Mountain is providing the holders of South Mountain Class A Common Stock with the opportunity to redeem their shares of South Mountain Class A Common Stock upon the consummation of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest but net of Permitted Withdrawals, divided by the number of then outstanding Public Shares, subject to the limitations described herein. South Mountain’s Sponsor has agreed to waive its redemption rights with respect to the South Mountain Class B Common Stock and has agreed to waive its redemption rights with respect to any Public Shares that it may have acquired during or after the IPO in connection with the completion of the Business Combination.
South Mountain will consummate the Business Combination only if a majority of the outstanding shares of South Mountain Class A Common Stock voted at the special meeting in person online or by proxy is voted in favor of the Business Combination Proposal and the other conditions under the BCA to the parties’ obligations to close, as described above under “Proposal No. 2—the Business Combination Proposal” and “The Business Combination Agreement—Conditions to Closing; Termination—Conditions to Closing,” are satisfied or, where permitted, waived. However, the participation of South Mountain’s Sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement/consent solicitation statement/prospectus), if any, could result in the approval of the Business Combination even if holders who currently own a majority of the outstanding Public Shares indicate their intention to vote, against the Business Combination.
South Mountain’s Sponsor has agreed to vote any shares of South Mountain Common Stock owned by them in favor of the Business Combination. Public Stockholders may elect to redeem their Public Shares without voting on the Business Combination Proposal and irrespective of whether they vote for or against the Business Combination.
Pursuant to South Mountain’s Existing Charter, if South Mountain is unable to complete an initial Business Combination by June 24, 2021 or obtain the approval of its stockholders to further extend the deadline for it to consummate an initial Business Combination, South Mountain will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per share price which is payable in cash and equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of Permitted Withdrawals and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of South Mountain’s remaining stockholders and the South Mountain Board, dissolve and liquidate, subject in each case to South Mountain’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. South Mountain’s Sponsor has entered into a letter agreement with it, pursuant to which they have agreed to (1) waive their redemption rights with respect to any South Mountain Common Stock held by them in connection with the completion of an initial Business Combination or any amendment to the provisions of the Existing Charter relating to South Mountain’s pre-initial Business Combination activity and related stockholders’ rights and (2) waive their rights to liquidating distributions from the Trust Account with respect to their shares of South Mountain Common Stock if South Mountain fails to complete its initial Business Combination within the prescribed timeframe.
There are no sinking fund provisions applicable to South Mountain Common Stock, except that South Mountain will provide holders of Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of Permitted Withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, subject to the limitations described herein.

In the event of a liquidation, dissolution or winding up of South Mountain after the initial Business Combination, our holders of South Mountain Class A Common Stock (on an as converted basis with respect to the South Mountain Class B Common Stock) are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Shares of South Mountain Class A Common Stock provide for no preemptive or other subscription rights.
South Mountain Class B Common Stock Prior to the Business Combination
The shares of South Mountain Class B Common Stock are identical to the shares of South Mountain Class A Common Stock included in the South Mountain Units, except that: (1) only holders of the South Mountain Class B Common Stock have the right to vote on the election of directors prior to an initial business combination; (2) the shares of South Mountain Class B Common Stock are subject to certain transfer restrictions, as described in more detail below; (3) South Mountain’s initial stockholders, officers and directors have entered into a letter agreement with South Mountain, pursuant to which they have agreed to: (a) waive their redemption rights with respect to any South Mountain Class B Common Stock and any Public Shares held by them in connection with the completion of an initial business combination, (b) waive their redemption rights with respect to any South Mountain Class B Common Stock and Public Shares held by them in connection with a stockholder vote to approve an amendment to the Existing Charter to modify the substance or timing of our obligation to provide for the redemption of South Mountain’s Public Shares in connection with an initial business combination or to redeem 100% of South Mountain’s Public Shares if South Mountain has not consummated its initial business combination within the completion window; and (c) waive their rights to liquidating distributions from the Trust Account with respect to any shares of South Mountain Class B Common Stock held by them if South Mountain fails to complete its initial business combination by June 24, 2021 (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if South Mountain fails to complete an initial business combination within the completion window); (4) the South Mountain Class B Common Stock are automatically convertible into shares of South Mountain Class A Common Stock at the time of an initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein; and (5) the holders of South Mountain Class B Common Stock are entitled to registration rights. If South Mountain submits an initial business combination to its Public Stockholders for a vote, its initial stockholders, officers and directors have agreed (and their permitted transferees, as applicable, will agree) to vote any shares of South Mountain Class B Common Stock and any Public Shares held by them in favor of such initial business combination.
The shares of South Mountain Class B Common Stock will automatically convert into shares of South Mountain Class A Common Stock at the time of an initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of South Mountain Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of an initial business combination, the ratio at which shares of South Mountain Class B Common Stock shall convert into shares of South Mountain Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding shares of South Mountain Class B Common Stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of South Mountain Class A Common Stock issuable upon conversion of all shares of South Mountain Class B Common Stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of South Mountain Common Stock outstanding upon completion of the IPO plus all shares of South Mountain Class A Common Stock and equity-linked securities issued or deemed issued in connection with an initial business combination (net of the number of shares of South Mountain Class A Common Stock redeemed in connection with an initial business combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination and any private warrants issued upon the conversion of Working Capital Loans made to South Mountain.
With certain limited exceptions, the shares of South Mountain Class B Common Stock are not transferable, assignable or salable (except to South Mountain’s officers and directors and other persons or entities affiliated with its Sponsor and other permitted transferees, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of an initial business combination, (B) subsequent to an initial business combination, if the closing price of our South Mountain Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, and (C) following the completion of an initial business combination, such future date on which South Mountain completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of South Mountain’s public stockholders having the right to exchange their shares of common stock for cash, securities or other property.
South Mountain Class C Common Stock
South Mountain Class A Common Stock and South Mountain Class C Common Stock will be identical except that holders of South Mountain Class A Common Stock are entitled to one vote per share on matters to be voted on by stockholders and holders of South Mountain Class C Common Stock will not be entitled to vote on any matters to be voted on by stockholders (except for a limited number of corporate actions on which such nonvoting shares are entitled to vote under the DGCL). Except as expressly provided in the prior sentence with respect to voting, the Class C Common Stock and the Class A Common Stock will be identical in all respects and will be pari passu with one another, and share ratably on a per share basis in respect of, the payment of dividends and the distribution of assets on the liquidation, dissolution or winding up of South Mountain.
Preferred Stock
The Existing Charter provides, and the Proposed Charter will provide, that shares of preferred stock may be issued from time to time in one or more series. The South Mountain Board or the New Billtrust Board, as applicable, is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The South Mountain Board or the New Billtrust Board, as applicable, is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of South Mountain Common Stock or New Billtrust Common Stock, as applicable, and could have anti-takeover effects. The ability of the South Mountain Board or the New Billtrust Board, as applicable, to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of South Mountain or New Billtrust, as applicable, or the removal of existing management.
South Mountain has no preferred stock outstanding at the date hereof, and will have no preferred stock outstanding immediately after the Closing.
Redeemable Warrants
Public Stockholders’ Warrants
Each whole Public Warrant entitles the registered holder to purchase one share of South Mountain Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO and 30 days after the completion of an initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its Public Warrants only for a whole number of shares of South Mountain Class A Common Stock. This means only a whole Public Warrant may be exercised at a given time by a warrant holder. No fractional Public Warrants were issued upon separation of the South Mountain Units and only whole Public Warrants trade. Accordingly, unless an investor purchases at least two units, such investor is not able to receive or trade a whole Public Warrant. The Public Warrants will expire five years after the completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
South Mountain will not be obligated to deliver any shares of South Mountain Class A Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of South Mountain Class A Common Stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of South Mountain Class A Common Stock is available, subject to South Mountain satisfying its obligations described below with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and South Mountain will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a Unit containing such Public Warrant will have paid the full purchase price for the Unit solely for the share of South Mountain Class A Common Stock underlying such Unit.
South Mountain has agreed that as soon as practicable, but in no event later than 15 business days after the closing of its initial business combination, South Mountain will use its reasonable best efforts to file with the SEC, and within 60 business days following its initial business combination to have declared effective, a registration statement covering the issuance of the shares of South Mountain Class A Common Stock issuable upon exercise of the Public Warrants and to maintain a current prospectus relating to those shares of South Mountain Class A Common Stock until the Public Warrants expire or are redeemed. Notwithstanding the above, if South Mountain Class A Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, South Mountain may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event it so elects, it will not be required to file or maintain in effect a registration statement, but will use its reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants for Cash. Once the Public Warrants become exercisable, South Mountain may call the Public Warrants for redemption:
•	in whole and not in part;
•	at a price of $0.01 per Public Warrant;
•	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and
•
if, and only if, the closing price of South Mountain Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which South Mountain send the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by South Mountain, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
South Mountain has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and South Mountain issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the South Mountain Class A Common Stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.
Redemption Procedures and Cashless Exercise. If South Mountain calls the Public Warrants for redemption as described above, its management will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” its management will consider, among other factors, its cash position, the number of Public Warrants that are outstanding and the dilutive effect on South Mountain stockholders of issuing the maximum number of shares of South Mountain Class A Common Stock issuable upon the exercise of Public Warrants. In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of South Mountain Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of South Mountain Class A Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” shall mean the average closing price of the South Mountain Class A Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If South Mountain management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of South Mountain Class A Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. South Mountain believes this feature is an attractive option to it if it does not need the cash from the exercise of the Public Warrants after an initial business combination. If South Mountain calls its Public Warrants for redemption and its management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of South Mountain Class A Common Stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments. If the number of outstanding shares of South Mountain Class A Common Stock is increased by a stock dividend payable in shares of South Mountain Class A Common Stock, or by a split-up of shares of South Mountain Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of South Mountain Class A Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of South Mountain Class A Common Stock. A rights offering to holders of South Mountain Class A Common Stock entitling holders to purchase shares of South Mountain Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of South Mountain Class A Common Stock equal to the product of (1) the number of shares of South Mountain Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (2) one minus the quotient of (x) the price per share of South Mountain Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for South Mountain Class A Common Stock, in determining the price payable for South Mountain Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of South Mountain Class A Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of South Mountain Class A Common Stock on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if South Mountain, at any time while the Public Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of South Mountain Class A Common Stock on account of such shares of South Mountain Class A Common Stock (or other shares of South Mountain’s capital stock into which the Public Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of South Mountain Class A Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of South Mountain Class A Common Stock in connection with a stockholder vote to (i) amend the Existing Charter (i) to modify the substance or timing of South Mountain’s obligation to provide for the redemption of its Public Shares in connection with an initial business combination or to redeem 100% of South Mountain Class A Common Stock if it does not complete an initial business combination within the completion window, or (ii) with respect to any provisions relating to the rights of holders of South Mountain Class A Common Stock or (e) in connection with the redemption of its Public Shares upon a failure to complete its initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of South Mountain Class A Common Stock in respect of such event.
If the number of outstanding shares of South Mountain Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of South Mountain Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of South Mountain Class A Common Stock issuable upon exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of South Mountain Class A Common Stock.
Whenever the number of shares of South Mountain Class A Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of South Mountain Class A Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of South Mountain Class A Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of South Mountain Class A Common Stock (other than those described above or that solely affects the par value of such shares of South Mountain Class A Common Stock), or in the case of any merger or consolidation of South Mountain with or into another corporation (other than a consolidation or merger in which it is the continuing corporation and that does not result in any reclassification or reorganization of its outstanding shares of South Mountain Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of South Mountain as an entirety or substantially as an entirety in connection with which South Mountain is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of South Mountain Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by South Mountain in connection with redemption rights held by stockholders of South Mountain as provided for in the Existing Charter or as a result of the redemption of shares of South Mountain Class A Common Stock by South Mountain if a proposed initial business combination is presented to the stockholders of South Mountain for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of South Mountain Class A Common Stock, the holder of a Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the South Mountain Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of South Mountain Class A Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants in order to determine and realize the option value component of the Public Warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the Public Warrant due to the requirement that the warrant holder exercise the Public Warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
In addition, if we issue additional shares of South Mountain Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of South Mountain Class A Common Stock (with such issue price or effective issue price to be determined in good faith by the South Mountain Board, and in the case of any such issuance to our initial stockholders or their respective affiliates, without taking into account any founder shares held by them, as applicable, prior to such issuance), the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price. This will not be applicable in the Business Combination.
Other than as described in the preceding six paragraphs, South Mountain will not be required to adjust the exercise price of the Public Warrants.
Other. The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to South Mountain, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of South Mountain Class A Common Stock and any voting rights until they exercise their Public Warrants and receive shares of South Mountain Class A Common. After the issuance of shares of South Mountain Class A Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
The Public Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and South Mountain. You should review a copy of the warrant agreement, which is filed as an exhibit to South Mountain’s annual report on Form 10-K, filed with the SEC on March 20, 2020, for a description of the terms and conditions applicable to the Public Warrants. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.
Private Placement Warrants
The Private Placement Warrants (including the South Mountain Class A Common Stock issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of an initial business combination (except, among other limited exceptions as described in South Mountain’s Annual Report on Form 10-K, to its officers and directors and other persons or entities affiliated with its Sponsor) and they will not be redeemable by South Mountain so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis and will be entitled to certain registration rights. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the South Mountain Units in the IPO. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by South Mountain and exercisable by the holders on the same basis as the Public Warrants included in the South Mountain Units.
If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of South Mountain Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of South Mountain Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Private Placement Warrants by (y) the fair market value. The “fair market value” shall mean the average closing price of the South Mountain Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Private Placement Warrants. The reason that South Mountain has agreed that these Private Placement Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with South Mountain following a business combination. If they remain affiliated with South Mountain, their ability to sell its securities in the open market will be significantly limited. South Mountain expects to have policies in place that prohibit insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell its securities, an insider cannot trade in South Mountain securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of South Mountain Class A Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such Private Placement Warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor, an affiliate of the Sponsor or South Mountain’s officers and directors may, but none of them is obligated to, loan South Mountain funds as may be required. If South Mountain completes an initial business combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to it. In the event that an initial business combination does not close, South Mountain may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor.
Certain Anti-Takeover Provisions of Delaware Law
Special Meetings of Stockholders
Our Existing Charter, our current bylaws, the Proposed Charter and the Proposed Bylaws provide that special meetings of our stockholders, or New Billtrust’s stockholders, as applicable, may be called only by a majority vote of the South Mountain Board or the New Billtrust Board, as applicable, by the Chairman of the South Mountain Board or the New Billtrust Board, as applicable, or by the South Mountain or New Billtrust chief executive officer, as applicable.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our current bylaws and the Proposed Bylaws provide that stockholders seeking to bring business before our or New Billtrust’s annual meeting of stockholders, or to nominate candidates for election as directors at our or New Billtrust’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely under our current bylaws and the Proposed Bylaws, a stockholder’s notice will need to be received by the company secretary at our principal executive offices or those of New Billtrust not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our or New Billtrust’s annual proxy statement must comply with the notice periods contained therein. Our current bylaws and the Proposed Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our or New Billtrust’s annual meeting of stockholders or from making nominations for directors at our or New Billtrust’s annual meeting of stockholders.
Authorized but Unissued Shares
Our authorized but unissued South Mountain preferred stock is available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved South Mountain Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum Selection
Our Existing Charter and the Proposed Charter provide that unless we or New Billtrust consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by applicable law, will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of South Mountain or New Billtrust, as applicable, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of South Mountain or New Billtrust to South Mountain or South Mountain’s stockholders or New Billtrust or New Billtrust’s stockholders, as applicable and (c) any action asserting a claim against South Mountain or New Billtrust, as applicable, their respective directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or our bylaws or the Proposed Charter or Proposed Bylaws, as applicable, and the Proposed Charter also includes (d) any action asserting a claim against South Mountain or New Billtrust, as applicable, their respective directors, officers or employees governed by the internal affairs doctrine, (e) any action to interpret, apply, enforce or determine the validity of New Billtrust’s charter or bylaws and (f) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of

Delaware. The Proposed Charter also requires the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although the South Mountain stockholders and the New Billtrust stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Section 203 of the Delaware General Corporation Law
New Billtrust will not opt out of the provisions of Section 203 of the DGCL regulating corporate takeovers under the Proposed Charter. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
•	an affiliate of an interested stockholder; or
•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.
A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:
•	the New Billtrust Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of New Billtrust’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•	on or subsequent to the date of the transaction, such transaction is approved by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Billtrust for a three-year period. This provision may encourage companies interested in acquiring New Billtrust to negotiate in advance with the New Billtrust Board because the stockholder approval requirement would be avoided if the New Billtrust Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New Billtrust Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Limitation on Liability and Indemnification of Directors and Officers
Our Existing Charter eliminates each director’s liability for monetary damages for breaches of fiduciary duty as a director, except to the extent prohibited by law, unless a director violated his or her duty of loyalty to South Mountain or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. The Proposed Charter eliminates directors’ liability for monetary damages to the fullest extent permitted by applicable law. Our Existing Charter and the Proposed Charter require South Mountain and New Billtrust, as applicable, to indemnify and advance expenses to, to the fullest extent permitted by applicable law, their respective directors, officers and agents and prohibit any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification. We believe these provisions in our Existing Charter and the Proposed Charter are necessary to attract and retain qualified persons as directors and officers. However, these provisions may discourage stockholders from bringing a lawsuit against our directors or New Billtrust’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit South Mountain and New Billtrust, as applicable, and their respective stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent South Mountain or New Billtrust, as applicable, pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

SHARES ELIGIBLE FOR FUTURE SALE
Business Combination Shares
South Mountain will issue up to 109,919,235 shares of South Mountain Class A Common Stock and 9,031,217 shares of South Mountain Class C Common Stock to Billtrust equity holders in connection with the Business Combination. All of the shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by New Billtrust’s “affiliates” without restriction or further registration under the Securities Act, subject to any lock-up restrictions. Sales of substantial amounts of the South Mountain Class A Common Stock and South Mountain Class C Common Stock (which, in connection with the Business Combination, will be converted into New Billtrust Class 1 Common Stock and New Billtrust Class 2 Common Stock, respectively) in the public market could adversely affect prevailing market prices of New Billtrust Common Stock.
Lock-up Provisions
Our Sponsor and certain existing Billtrust stockholders, including all Billtrust executive officers, directors, and certain stockholders of Billtrust Capital Stock prior to the Closing, and their affiliates that hold Billtrust securities, will be broadly prohibited from selling, pledging, transferring or otherwise disposing of their ownership interest in New Billtrust Common Stock or the Public Warrants for 180 days after the Closing, subject to certain customary exceptions. Additional details of these transfer restrictions can be found under the sections entitled “Certain Agreements Related to the Business Combination—Amended and Restated Registration Rights Agreement” and “Certain Agreements Related to the Business Combination—Confidentiality and Lock-Up Agreement.”
Registration Rights
South Mountain has agreed to give holders of certain restricted securities, including shares of South Mountain Class B Common Stock and the PIPE Shares, registration rights to facilitate the resale of such restricted securities. Additional details of these rights can be found under the sections entitled “Certain Agreements Related to the Business Combination—Amended and Restated Registration Rights Agreement” and “Certain Agreements Related to the Business Combination—PIPE Subscription Agreements.”
Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted shares of South Mountain Class A Common Stock (which, in connection with the Business Combination, will be converted into New Billtrust Class 1 Common Stock), restricted shares of South Mountain Class C Common Stock (which, in connection with the Business Combination, will be converted into New Billtrust Class 2 Common Stock) or restricted Public Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of New Billtrust’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale..
Persons who have beneficially owned restricted shares of South Mountain Class A Common Stock (which, in connection with the Business Combination, will be converted into New Billtrust Class 1 Common Stock), restricted shares of South Mountain Class C Common Stock (which, in connection with the Business Combination, will be converted into New Billtrust Class 2 Common Stock) or restricted Public Warrants for at least six months but who are New Billtrust’s affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•	1% of the total shares of New Billtrust Common Stock then outstanding; or
•	the average weekly reported trading volume of New Billtrust Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of New Billtrust under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about New Billtrust.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/consent solicitation statement/prospectus, there are 31,250,000 shares of South Mountain Common Stock outstanding. Of these shares, the 25,000,000 shares sold in the IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of South Mountain’s affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 6,250,000 shares owned by our Sponsor are restricted securities under Rule 144, in that they were issued in a private transaction not involving a public offering.
As of the date of this proxy statement/consent solicitation statement/prospectus, there are a total of 19,454,500 South Mountain Warrants outstanding, consisting of 12,500,000 Public Warrants and 6,954,500 Private Placement Warrants. Each whole warrant is exercisable for one share of South Mountain Class A Common Stock (or one share of New Billtrust Common Stock post-Business Combination), in accordance with the terms of the South Mountain Warrant Agreement. The Public Warrants and are freely tradable, except for any Public Warrants purchased by one of South Mountain’s affiliates within the meaning of Rule 144 under the Securities Act. In connection with and effective immediately prior to the consummation of the Business Combination, (i) the Sponsor will forfeit 4,166,667 outstanding Private Placement Warrants and an additional 2,787,833 outstanding Private Placement Warrants, in exchange for 500,000 newly issued shares of South Mountain Class A Common Stock, (ii) the Sponsor will forfeit 1,250,000 outstanding shares of South Mountain Class B Common Stock to South Mountain for no consideration, and up to 1,000,000 additional shares of South Mountain Class B Common Stock if certain thresholds related to the number of South Mountain shareholders exercising redemption rights are met, and (iii) at the Closing the shares of South Mountain Class B Common Stock held by the Sponsor (or shares of South Mountain Class A Common Stock issued or issuable upon conversion thereof) not otherwise forfeited, and all shares of South Mountain Class A Common Stock issued in exchange for the cancellation of the Sponsor’s outstanding Private Placement Warrants will become unvested and subject to certain vesting and forfeiture conditions related to the achievement of certain share price thresholds within five years of the Closing Date of the Business Combination.
In addition, New Billtrust will be obligated to file no later than 15 business days after the Closing a registration statement under the Securities Act covering the 12,500,000 shares of New Billtrust Class 1 Common Stock that may be issued upon the exercise of remaining Public Warrants post-Business Combination and use reasonable best efforts to cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the Public Warrants.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of Billtrust’s employees, consultants or advisors who purchases equity shares from Billtrust in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

COMPARISON OF STOCKHOLDERS’ RIGHTS
If the Post-Mergers Charter Proposals are approved, the Proposed Charter will amend and replace the Existing Charter, as amended by the Existing Charter Amendment, which, in the judgment of the South Mountain Board, is necessary to adequately address the needs of New Billtrust.
The following table sets forth a summary of the principal proposed changes and the differences between South Mountain’s stockholders’ rights under the Existing Charter (without giving effect to the Existing Charter Amendment) and under the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex C. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of the securities of New Billtrust.
For more information on the Post-Mergers Charter Proposals, see the section entitled “Proposal Nos. 3-6—The Post-Mergers Charter Proposals.”
	Existing Charter	Proposed Charter
Number of Authorized Shares
The Existing Charter authorized 221,000,000 shares, consisting of (a) 220,000,000 shares of common stock, including (i) 200,000,000 shares of South Mountain Class A Common Stock, and (ii) 20,000,000 shares of South Mountain Class B Common Stock, and (b) 1,000,000 shares of preferred stock.

The Proposed Charter increases the total number of authorized shares of all classes of capital stock to 575,000,000 shares, consisting of 538,000,000 shares of New Billtrust Class 1 Common Stock, 27,000,000 shares of New Billtrust Class 2 Common Stock and 10,000,000 shares of undesignated preferred stock, each having a par value of $0.0001. New Billtrust Class 1 Common Stock and New Billtrust Class 2 Common Stock are identical except that holders of New Billtrust Class 1 Common Stock will be entitled to one vote per share on matters to be voted on by stockholders and holders of New Billtrust Class 2 Common Stock will not be entitled to vote on any matters to be voted on by stockholders (except for a limited number of corporate actions on which such nonvoting shares are entitled to vote under the DGCL).

	See Article IV of the Existing Charter.	See Article IV of the Proposed Charter.

Class A Common Stock	The Existing Charter authorizes 200,000,000 shares of South Mountain Class A Common Stock.
Upon the Proposed Charter becoming effective, each issued and outstanding share of South Mountain Class A Common Stock will automatically be reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of New Billtrust Class 1 Common Stock.

Under the Existing Charter, holders of South Mountain Class A Common Stock have no conversion, preemptive or other subscription rights and there are no sinking fund provisions, except that public stockholders have the right to have their shares of South Mountain Class A Common Stock redeemed in connection with an initial Business Combination.

Holders of New Billtrust Common Stock will have no conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the New Billtrust Common Stock.

	Existing Charter	Proposed Charter
	See Article IV and Article IX of the Existing Charter.	See Article IV of the Proposed Charter.
Class B Common Stock
The Existing Charter authorizes 20,000,000 shares of South Mountain Class B Common Stock. Under the Existing Charter, shares of South Mountain Class B Common Stock will automatically convert into shares of South Mountain Class A Common Stock on a one-to-one basis upon consummation of the Business Combination.
None.

See Article IV of the Existing Charter.

Class C Common Stock	The Existing Charter, as amended by the Pre-Mergers Charter Proposal, authorizes the issuance of 27,000,000 shares of South Mountain Class C Common Stock.
Upon the Proposed Charter becoming effective, each issued and outstanding share of South Mountain Class C Common Stock will automatically be reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of New Billtrust Class 2 Common Stock.

Preferred Stock
The Existing Charter provides that shares of preferred stock may be issued from time to time in one or more series. The South Mountain Board is authorized to fix the voting rights, if any, designations, powers, preferences, and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The South Mountain Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of South Mountain Class A Common Stock and South Mountain Class B Common Stock and could have anti-takeover effects. The ability of the South Mountain Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although the South Mountain Board does not currently intend to issue any shares of preferred stock, we cannot assure you that the South Mountain Board will not do so in the future.

The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. The New Billtrust Board will be authorized to fix the voting rights, if any, designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, applicable to the shares of each series. The New Billtrust Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the New Billtrust Common Stock and could have anti-takeover effects. The ability of the New Billtrust Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New Billtrust or the removal of New Billtrust’s management. New Billtrust will have no preferred stock outstanding at the date the Proposed Charter becomes effective. We cannot assure you that the New Billtrust Board will not issue any shares of preferred stock in the future.

	Existing Charter	Proposed Charter
Voting Power
Except as otherwise required by law, the Existing Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of South Mountain Class A Common Stock and South Mountain Class B Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of South Mountain Class A Common Stock and South Mountain Class B Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Except as otherwise required by law, the Proposed Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Billtrust Class 1 Common Stock will possess all voting power for the election of New Billtrust directors and all other matters requiring stockholder action. Holders of New Billtrust Class 1 Common Stock will be entitled to one vote per share on matters to be voted on by stockholders. Holders of New Billtrust Class 2 Common Stock will not be entitled to vote on any matters to be voted on by stockholders (except for a limited number of corporate actions on which such nonvoting shares are entitled to vote under the DGCL).

Director Elections
Currently, the South Mountain Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected at each annual meeting. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Under the Proposed Charter, the New Billtrust Board will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

	See Article V of the Existing Charter	See Article V of the Proposed Charter.

Dividends
Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock, the holders of shares of South Mountain Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of South Mountain) when, as and if declared thereon by the South Mountain Board from time to time out of any assets or funds of South Mountain legally available therefor and shall share equally on a per share basis in such dividends and distributions. South Mountain has not paid any dividends on its South Mountain Class A Common Stock or South Mountain Class B Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The South Mountain Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

We anticipate that the bylaws of New Billtrust will provide that, subject to the provisions of the Proposed Charter and applicable law, if any, dividends (payable in cash, property or capital stock) upon the capital stock of New Billtrust may be declared by the New Billtrust Board pursuant to law at any regular or special meeting.

	Existing Charter	Proposed Charter
Supermajority Voting Provisions
The Existing Charter requires an affirmative vote of the holders of a majority of the voting power of South Mountain outstanding voting stock for amendment to the Existing Charter, subject to certain exceptions. Amendment of Article IX of the Existing Charter requires the affirmative vote of the holders of at least 65% of all then outstanding shares of South Mountain Common Stock.

The Proposed Charter will require the affirmative vote of the holders of at least 66 2∕3% of the voting power of all then-outstanding New Billtrust Common Stock entitled to vote generally in the election of directors, voting together as a single class, to (a) adopt, amend or repeal the bylaws of New Billtrust, or (b) alter, amend or appeal Articles V, VI, VII, VIII and IX of the Proposed Charter.

Exclusive Forum
Under the Existing Charter, unless South Mountain consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of South Mountain, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of South Mountain to South Mountain or the South Mountain’s stockholders, (iii) any action asserting a claim against South Mountain, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or the bylaws, or (iv) any action asserting a claim against South Mountain, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except for, as to each of (i) through (iv) above, any action as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Under the Proposed Charter, unless New Billtrust consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of New Billtrust; (B) any action or asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or other employee of New Billtrust to New Billtrust or New Billtrust’s stockholders; (C) any action or proceeding pursuant to any provision of the DGCL, the Proposed Charter or the bylaws of New Billtrust (as each may be amended from time to time); (D) any action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Charter or the bylaws of New Billtrust (including any right, obligation or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (F) any action or proceeding asserting a claim, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as

	Existing Charter	Proposed Charter

defendants. The above shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Liquidation, Dissolution and Winding Up
Subject to applicable law and the rights, if any, of holders of outstanding preferred stock, in the event of South Mountain’s voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of South Mountain, the holders of shares of South Mountain Common Stock shall be entitled to receive all the remaining assets of South Mountain available for distribution to its stockholders, ratably in proportion to the number of shares of South Mountain Class A Common Stock (on an as converted basis with respect to the South Mountain Class B Common Stock) held by them.
None.

TICKER SYMBOL, MARKET PRICE AND DIVIDEND POLICY
Ticker Symbol and Market Price
South Mountain Units, South Mountain Class A Common Stock and the Public Warrants are currently listed on the Nasdaq Capital Market under the symbols “SMMCU,” “SMMC,” and “SMMCW,” respectively. The closing price of the South Mountain Units, South Mountain Class A Common Stock and the Public Warrants on October 16, 2020, the last trading day before announcement of the execution of the BCA, was $11.25, $10.35 and $1.755, respectively. As of    , 2020, the South Mountain Record Date, the closing price for the South Mountain Units, South Mountain Class A Common Stock and the Public Warrants was $    , $    , and $    , respectively.
There is no public market for Billtrust Common Stock or Billtrust Preferred Stock.
Dividend Policy
We have not paid any cash dividends on our shares of South Mountain Common Stock to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Billtrust’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination. The payment of any dividends subsequent to Business Combination will be within the discretion of the New Billtrust Board. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding (i) the actual beneficial ownership of South Mountain Common Stock as of September 30, 2020 (the “Ownership Date”), which is prior to the consummation of the Business Combination (pre-Business Combination) and (ii) expected beneficial ownership of New Billtrust Common Stock immediately following the Closing (post-Business Combination), assuming that no Public Shares are redeemed, and alternatively that the maximum number of Public Shares are redeemed, by:
•	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of South Mountain Common Stock or of New Billtrust Common Stock;
•	each of our current executive officers and directors;
•	each person who will (or is expected to) become an executive officer or director of New Billtrust following the Closing; and
•	all executive officers and directors of South Mountain as a group pre-Business Combination and all executive officers and directors of New Billtrust post-Business Combination.
At any time prior to the special meeting of stockholders, during a period when they are not then aware of any material nonpublic information regarding South Mountain or its securities, the Sponsor, South Mountain’s directors and officers and/or their affiliates may enter into a Rule 10b5-1 plan and may engage in other public market purchases, as well as private purchases, of securities. See the sections of this proxy statement/consent solicitation statement/prospectus entitled “Risk Factors—Risks Related to South Mountain and the Business Combination—Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from Public Stockholders, which may influence the vote on the Business Combination and reduce the public “float” of South Mountain Class A Common Stock.”
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of shares of South Mountain Common Stock pre-Business Combination is based on 31,250,000 outstanding shares of South Mountain Common Stock (including 25,000,000 Public Shares and 6,250,000 shares of South Mountain Class B Common Stock) issued and outstanding as of the Ownership Date. The ownership percentages listed below do not include any such shares of South Mountain Class A Common Stock that may be purchased after the Ownership Date.
The expected beneficial ownership percentages set forth in the table below post-Business Combination do not give effect to any performance vesting provisions applicable to any shares of South Mountain Common Stock and assumes:
(i)
no exercise of the 12,500,000 Public Warrants that will remain outstanding post-Business Combination, which will become exercisable at the holder’s option 30 days after Closing at an exercise price of $11.50 per share, provided that New Billtrust has an effective registration statement under the Securities Act covering the shares of New Billtrust Common Stock issuable upon exercise of the Public Warrants or Private Placement Warrants and a current prospectus relating to them is available, which are not expected to occur within 60 days of the date of this proxy statement/consent solicitation statement/prospectus;

(ii)	no issuance of any Earnout Securities, which are not expected to occur within 60 days of the date of this proxy statement/consent solicitation statement/prospectus;
(iii)	no holder has made a Cash Election;
(iv)	20,000,000 shares of South Mountain Class A Common Stock are issued in connection with the PIPE Financing immediately prior to the Closing;
(v)
that the Closing Date will be December 30, 2020 for purposes of determining the amount of accruing dividends payable to certain Billtrust stockholders in the form of additional shares of Billtrust Common Stock in connection with the conversion into Billtrust Common Stock of Billtrust Preferred Stock; and

(vi)	the issuance of all shares reserved for issuance under Billtrust’s existing equity incentive plans, including pursuant to outstanding options.

The expected beneficial ownership of shares of New Billtrust Common Stock post-Business Combination Assuming No Redemption in the table below has been determined based upon 149,275,452 shares of New Billtrust Common Stock outstanding.
The expected beneficial ownership of shares of New Billtrust Common Stock post-Business Combination Assuming Maximum Redemptions in the table below has been determined based upon 138,025,452 shares of New Billtrust Common Stock outstanding, based on the assumption that the Public Stockholders holding approximately 90% of the Public Shares exercise redemption rights with respect to their Public Shares and that the Public Stockholders listed in the table below exercise the redemption rights with respect to their shares. This scenario assumes that 22,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $227.1 million including a pro rata portion of interest accrued on the Trust Account of $2.1 million. This maximum redemption scenario is based on a minimum cash condition of $225 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other South Mountain cash and cash equivalents of South Mountain less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.
					After the Business Combination
	Before the Business Combination				Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of shares of South Mountain Class A Common Stock	%	Number of shares of South Mountain Class B Common Stock	%	Number of shares of New Billtrust Common Stock	%	Number of shares of New Billtrust Common Stock	%
Directors and Executive Officers of South Mountain:
Charles B. Bernicker(2)	—	—	—	—	—	—	—	—
Nicholas Dermatas(2)	—	—	—	—	—	—	—	—
Robert L. Metzger(2)	—	—	—	—	—	—	—	—
Scott O’Callaghan(2)	—	—	—	—	—	—	—	—
Douglas J. Pauls(2)	—	—	—	—	—	—	—	—
All Directors and Executive Officers of South Mountain as a Group (5 Individuals)	—	—	—	—	—	—	—

Five Percent Holders of South Mountain:
South Mountain LLC (our Sponsor)(2)	—	—	6,250,000	100%	—	—	—	—
Magnetar Financial LLC(3)	2,227,500	8.9%	—	—	—	—		—
UBS O’Connor LLC(4)	2,047,798	8.2%	—	—	—	—		—
BlueCrest Capital Management(5)	2,227,500	8.9%	—	—	—	—		—
					—	—
Directors and Executive Officers of New Billtrust After Consummation of the Business Combination:					—	—
Flint A. Lane(6)	—	—	—	—	25,078,303	16.8	25,078,303	18.2
Steven Pinado(7)	—	—	—	—	1,111,597	*	1,111,597	*
Mark Shifke(8)	—	—	—	—	183,079	*	183,079	*
Joe Eng(9)	—	—	—	—	311,109	*	311,109	*
Charles Bernicker	—	—	—	—	—	—	—	—
Clare Hart	—	—	—	—	—	—	—	—
Robert Farrell	—	—	—	—	—	—	—	—
Lawrence R. Irving	—	—	—	—	—	—	—	—
Matt Harris	—	—	—	—	—	—	—	—
All Directors and Executive Officers of New Billtrust as a Group (10 Individuals)

Five Percent Holders of New Billtrust After Consummation of the Business Combination:
Bain Capital(10)	—	—	—	—	28,412,460	19.0	20.6
Riverwood Capital(11)	—	—	—	—	15,072,631	10.1	10.9
W Capital Partners(12)	—	—	—	—	12,218,619	8.2	8.6

*	Less than one percent.
(1)
Unless otherwise noted, the business address of our Sponsor and each of the directors and executive officers of South Mountain is 767 Fifth Avenue, 9th Floor, New York, NY 10153. Unless otherwise noted, the business address of each of the executive officers and directors of New Billtrust is c/o Billtrust, 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648.

(2)
Represents South Mountain Class B Common Stock held by our Sponsor. Harbour Reach Holdings, LLC (“Harbour Reach”) is the managing member of our sponsor and Mr. Michael Platt is the indirect controlling member of Harbour Reach. Messrs. Bernicker, Dermatas, Metzger, O’Callaghan and Pauls are non-managing members of our Sponsor. Accordingly, all of the shares held by our Sponsor may be deemed to be beneficially held by Harbour Reach and Mr. Platt.

(3)
According to Schedule 13G, filed on February 13, 2020 by Magnetar Financial LLC (“Magnetar Financial”), Magnetar Capital Partners LP (“Magnetar Capital”), Supernova Management LLC (“Supernova”) and Alec N. Litowitz (“Mr. Litowitz”), the business address of such parties is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. The referenced shares of South Mountain Class A Common Stock are held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Constellation Fund II, Ltd (“Constellation Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Magnetar Capital Master Fund Ltd, (“Master Fund”) and Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), all Cayman Islands exempted companies except for Structured Credit Fund which is a Delaware limited partnership, collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the shares of South Mountain Class A Common Stock held for the Magnetar Funds’ accounts. Magnetar Capital serves as the sole member and parent holding company of Magnetar Financial. Supernova is the general partner of Magnetar Capital. The manager of Supernova is Mr. Litowitz.

(4)
According to Schedule 13G, filed on February 13, 2020 by UBS O’Connor LLC, the business address of such party is One North Wacker Drive, 32nd Floor, Chicago, Illinois 60606. According to Schedule 13G, UBS O’Connor LLC is the investment manager to (i) Nineteen77 Global Multi-Strategy Alpha Master Limited (“GLEA”) and (ii) Nineteen77 Global Merger Arbitrage Master Limited (“OGMA”). In such capacity, UBS O’Connor LLC exercises voting and investment power over the shares of South Mountain Class A Common Stock held for the account of GLEA and OGMA.

(5)
A fund managed by BlueCrest Capital Management, an affiliate of our Sponsor, purchased 2,227,500 South Mountain Units in the IPO. Mr. Michael Platt is the indirect controlling person of BlueCrest Capital Management.

(6)
Consists of (i) 18,011,353 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by Mr. Lane at the Closing and (ii) 7,066,950 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by Flint Lane Grantor Retained Annuity Trust at the Closing.

(7)	Consists of shares of New Billtrust Common Stock issuable to Mr. Pinado pursuant to the exercise of options that are exercisable by November 29, 2020.
(8)	Consists of shares of New Billtrust Common Stock issuable to Mr. Shifke pursuant to the exercise of options that are exercisable by November 29, 2020.
(9)
Consists of (i) 144,544 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock at the Closing and (ii) 166,565 shares of New Billtrust Common Stock issuable to Mr. Eng pursuant to the exercise of options that are exercisable by November 29, 2020.

(10)
Consists of (i) 25,748,060 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by Bain Capital Venture Fund 2012, L.P. at the Closing, (ii) 2,514,653 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by BCIP Venture Associates at the Closing and (iii) 149,747 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by BCIP Venture Associates-b (together with Bain Capital Venture Fund 2012, L.P. BCIP Venture Associates and BCIP Venture Associates-b, “Bain Capital”) at the Closing. The business address of Bain Capital is John Hancock Tower, 200 Clarendon Street, Boston MA 02166.

(11)
Consists of (i) 3,126,000 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by Riverwood Capital Partners II (Parallel-B) L.P.at the Closing and (ii) 11,946,631 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by Riverwood Capital Partners II L.P. (together with Riverwood Capital Partners II (Parallel-B) L.P., “Riverwood Capital”) at the Closing. The business address of Riverwood Capital is 70 Willow Road, Suite 100 Menlo Park CA 94025-3652.

(12)
Consists of (i) 17,143 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by W Capital Greenwich LLC at the Closing, (ii) 3,461,167 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by W Capital Partners III, L.P. at the Closing and (iii) 8,740,309 shares of New Billtrust Common Stock to be issued in exchange for outstanding Billtrust Common Stock held by WCP Holdings IV, L.P. (together with W Capital Greenwich LLC and W Capital Partners III, L.P., “W Capital Partners”) at the Closing. The business address of W Capital Partners is One East 52nd Street, 5th Floor New York NY 10022.

ADDITIONAL INFORMATION
Submission of Stockholder Proposals
The South Mountain Board is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.
Future Stockholder Proposals
We anticipate that the 2021 annual meeting of stockholders will be held no later than   , 2021. For any proposal to be considered for inclusion in New Billtrust’s proxy statement and form of proxy for submission to the stockholders at its 2021 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Proposed Bylaws. Assuming the meeting is held on or about   , 2021, such proposals must be received by New Billtrust at its offices at 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648, within a reasonable time before New Billtrust begins to print and send its proxy materials for the meeting.
In addition, the Proposed Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Billtrust not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date such meeting is first made. Thus, for New Billtrust’s 2021 annual meeting of stockholders, notice of a proposal must be delivered to its Secretary no later than   , 2021 and no earlier than   , 2021. The Chairman of the New Billtrust Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.
Further, the Proposed Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Billtrust (a) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting was first made. Thus, for New Billtrust’s 2021 annual meeting of stockholders, notice of a nomination must be delivered to its Secretary no later than   , 2021 and no earlier than   , 2021. The Chairman of the New Billtrust Board may refuse to acknowledge the introduction of any stockholder nomination not made in compliance with the foregoing procedures.
Stockholder Communications
Stockholders and interested parties may communicate with the South Mountain Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of 767 Fifth Avenue, 9th Floor, New York, NY 10153. Following the Business Combination, such communications should be sent to 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Legal Matters
The validity of the shares of South Mountain Class A Common Stock and South Mountain Class C Common Stock, as applicable, to be issued in connection with the Business Combination will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP.
Experts
The financial statements of Factor Systems, Inc. (d/b/a Billtrust) as of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019 included in this proxy statement/consent solicitation statement/prospectus, have been audited by BDO USA, LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.
The financial statements as of December 31, 2019 and for the period from February 28, 2019 (inception) through December 31, 2019 of South Mountain appearing in this proxy statement/consent solicitation statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/consent solicitation statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
Delivery of Documents to Stockholders
Pursuant to the rules of the SEC, South Mountain and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/consent solicitation statement/prospectus. Upon written or oral request, South Mountain will deliver a separate copy of this proxy statement/consent solicitation statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/consent solicitation statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/consent solicitation statement/prospectus may likewise request delivery of single copies of this proxy statement/consent solicitation statement/prospectus. Stockholders may notify South Mountain of their requests by calling or writing South Mountain at its principal executive offices at (646) 446-2700 and 767 Fifth Avenue, 9th Floor, New York, NY 10153. South Mountain’s Annual Report on Form 10-K, filed with the SEC on March 20, 2020, is available on the SEC’s website at http://www.sec.gov.
Transfer Agent; Warrant Agent and Registrar
The registrar and transfer agent for the shares of South Mountain Common Stock and the warrant agent for South Mountain Warrants is Continental Stock Transfer & Trust Company. South Mountain has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

WHERE YOU CAN FIND MORE INFORMATION
South Mountain files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read South Mountain’s SEC filings, including this proxy statement/consent solicitation statement/prospectus as well as South Mountain’s Annual Report on Form 10-K for the year ended December 31, 2019, over the Internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/consent solicitation statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:
South Mountain
767 Fifth Avenue, 9th Floor
New York, New York 10153
Attention: Nicholas Dermatas, Chief Financial Officer and Secretary
E-mail: ndermatas@smmergercorp.com
You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (877) 750-5836
Banks and Brokers may call collect: (212) 750-5833
If you are a stockholder of South Mountain and would like to request documents, please do so by    , 2020 to receive them before the South Mountain special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.
All information contained in this proxy statement/consent solicitation statement/prospectus relating to South Mountain has been supplied by South Mountain, and all such information relating to Billtrust has been supplied by Billtrust. Information provided by either South Mountain or Billtrust does not constitute any representation, estimate or projection of any other party.
Neither South Mountain nor Billtrust has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/consent solicitation statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/consent solicitation statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/consent solicitation statement/prospectus does not extend to you. The information contained in this proxy statement/consent solicitation statement/prospectus speaks only as of the date of this proxy statement/consent solicitation statement/prospectus unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm
Stockholders and Board of Directors
Factor Systems, Inc. (dba Billtrust)
Lawrenceville, New Jersey
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Factor Systems, Inc. (dba Billtrust) (the “Company”), as of December 31, 2019 and 2018, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Factor Systems, Inc. (dba Billtrust) as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
On January 1, 2019, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606). The effects of adoption are described in Note 2 to the financial statements.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2015.
/s/ BDO USA, LLP
October 26, 2020
Woodbridge, NJ

Factor Systems, Inc. (dba Billtrust)
Balance Sheets
(Amounts in thousands, except per share and share data)
	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$4,736	$3,395
Customer funds	21,126	17,621
Accounts receivable, net of allowance for doubtful accounts of $409 and $313, respectively	19,658	14,757
Prepaid expenses	3,368	2,041
Deferred implementation, commission and other costs, current	4,751	5,656
Other current assets	851	822
Total current assets	54,490	44,292
Property and equipment, net	18,285	16,475
Goodwill	36,956	32,079
Intangible assets, net	11,760	10,915
Deferred implementation and commission costs, non-current	7,887	3,609
Other assets	1,318	1,011
Total assets	$130,696	$108,381
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Customer funds payable	$21,126	$17,621
Current portion of debt and capital lease obligations, net of deferred financing costs	876	4,472
Accounts payable	3,303	1,538
Accrued expenses and other	14,378	7,491
Deferred revenue	11,868	10,358
Other current liabilities	1,148	420
Total current liabilities	52,699	41,900
Long-term debt and capital lease obligations, net of current portion and deferred financing costs	28,142	6,103
Customer postage deposits	10,455	9,865
Deferred revenue, net of current portion	13,200	7,905
Deferred taxes	572	378
Other long-term liabilities	9,162	8,110
Total liabilities	$114,230	$74,261
Commitments and contingencies (Note 12)
Redeemable convertible preferred stock:
Redeemable Preferred stock, Series A, $0.001 par value, 2,160,452 shares authorized; 2,160,452 shares issued and outstanding at December 31, 2019 and 2018	7,241	6,994
Redeemable Preferred stock, Series B, $0.001 par value, 2,875,755 shares authorized; 2,875,755 shares issued and outstanding at December 31, 2019 and 2018	29,240	27,615
Redeemable Preferred stock, Series C, $0.001 par value, 522,960 shares authorized; 508,433 shares issued and outstanding at December 31, 2019 and 2018	8,187	7,729
Redeemable Preferred stock, Series D, $0.001 par value, 1,259,965 shares authorized; 1,259,965 shares issued and outstanding at December 31, 2019 and 2018	32,647	31,008
Redeemable Preferred stock, Series E, $0.001 par value, 2,655,879 shares authorized; 2,655,877 shares issued and outstanding at December 31, 2019 and 2018	73,043	68,330
Total redeemable convertible preferred stock	150,358	141,676
Stockholders' deficit:
Common stock, $0.001 par value, 15,894,857 shares authorized; 4,321,176 shares issued and outstanding at December 31, 2019 and 2018	5	5
Additional paid-in capital	11,933	8,692
Accumulated deficit	(145,830)	(116,253)
Total stockholders’ deficit	(133,892)	(107,556)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$130,696	$108,381
See accompanying notes to financial statements.

Factor Systems, Inc. (dba Billtrust)
Statements of Operations and Comprehensive Loss
(Amounts in thousands)
For the Years Ended December 31,	2019	2018	2017
Revenues:
Subscription, transaction and services	$96,460	$79,571	$68,802
Reimbursable costs	40,008	40,944	41,384
Total revenues	136,468	120,515	110,186
Cost of revenues:
Cost of subscription, transaction and services	32,015	26,567	25,117
Cost of reimbursable costs	40,008	40,944	41,384
Total cost of revenues, excluding depreciation and amortization	72,023	67,511	66,501
Operating expenses:
Research and development	34,285	23,606	19,564
Sales and marketing	22,098	21,677	20,637
General and administrative	23,297	18,743	15,526
Depreciation and amortization	5,881	6,040	5,439
Total operating expenses	85,561	70,066	61,166
Loss from operations	(21,116)	(17,062)	(17,481)
Other income (expense):
Interest income	1	136	196
Interest expense	(1,507)	(814)	(812)
Other income (expense), net	(21)	(422)	(121)
Total other income (expense)	(1,527)	(1,100)	(737)
Loss before income taxes	(22,643)	(18,162)	(18,218)
(Provision) benefit for income taxes	(160)	(69)	1,409
Net loss and comprehensive loss	$(22,803)	$(18,231)	$(16,809)
See accompanying notes to financial statements.

Factor Systems, Inc. (dba Billtrust)
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(Amounts in thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2017	6,804,605	$73,585	4,594,679	$5	$4,547	$(52,542)	$(47,990)
Issuance of Series E preferred stock for cash	2,294,103	55,000	—	—	—	—	—
Transactions fees for Series E preferred stock	—	(2,873)	—	—	—	—	—
Issuance of Series E preferred stock in exchange for $8,673 of accrued preferred dividends	361,774	8,673	—	—	—	—	—
Cancellation of accrued preferred dividends on Series B and Series C preferred stock	—	(8,673)	—	—	—	—	—
Cumulative preferred stock dividends	—	6,069	—	—	—	(6,069)	(6,069)
Accretion of preferred stock to redemption value	—	597	—	—	—	(597)	(597)
Repurchases of common stock	—	—	(706,768)	—	—	(12,707)	(12,707)
Stock based compensation from options and Restricted Stock Unit grants	—	—	—	—	1,505	—	1,505
Issuance of 34,173 stock options to settle current liabilities	—	—	—	—	236	—	236
Exercise of stock options	—	—	173,945	—	482	—	482
Vesting of restricted stock units	—	—	10,000	—	—	—	—
Net Loss	—	—	—	—	—	(16,809)	(16,809)
Balance, December 31, 2017	9,460,482	$132,378	4,071,856	$5	$6,770	$(88,724)	$(81,949)
Cumulative preferred stock dividends	—	8,704	—	—	—	(8,704)	(8,704)
Accretion of preferred stock to redemption value	—	594	—	—	—	(594)	(594)
Stock based compensation from option and restricted stock unit grants	—	—	—	—	1,796	—	1,796
Exercise of stock options	—	—	41,307	—	126	—	126
Vesting of restricted stock units	—	—	5,000	—	—	—	—
Net loss	—	—	—	—	—	(18,231)	(18,231)
Balance, December 31, 2018	9,460,482	$141,676	4,118,163	$5	$8,692	$(116,253)	$(107,556)
Adjustment from adoption of ASC 606 (see Note 2)	—	—	—	—	—	1,908	1,908
Balance January 1, 2019	9,460,482	$141,676	4,118,163	$5	$8,692	$(114,345)	$(105,648)
Cumulative preferred stock dividends	—	8,091	—	—	—	(8,091)	(8,091)
Accretion of preferred stock to redemption value	—	591	—	—	—	(591)	(591)
Stock based compensation from option of grants	—	—	—	—	2,114	—	2,114
Exercise of stock options	—	—	203,013	—	1,127	—	1,127
Exercise of Restricted Stock Units	—	—	—	—	—	—	—
Net Loss	—	—	—	—		(22,803)	(22,803)
Balance, December 31, 2019	9,460,482	$150,358	4,321,176	$5	$11,933	$(145,830)	$(133,892)
See accompanying notes to financial statements.

Factor Systems, Inc. (dba Billtrust)
Statements of Cash Flows
(Amounts in thousands, except share amounts)
For the Years Ended December 31,	2019	2018	2017
Operating activities:
Net loss	$(22,803)	$(18,231)	$(16,809)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,881	6,040	5,439
Provision for bad debts	114	61	(25)
Amortization of debt discount	94	92	18
Stock based compensation expense	2,114	1,796	1,505
Change in fair value of contingent consideration liability	—	—	88
Change in fair value of warrants liability	12	54	(18)
Deferred income taxes	192	52	(1,416)
Changes in operating assets and liabilities:
Accounts receivable	(4,783)	(2,623)	(368)
Prepaid expenses	(1,321)	(336)	(1,021)
Other assets (current and non-current)	(333)	(27)	973
Accounts payable	1,765	632	(320)
Accrued expenses	6,868	741	2,142
Deferred revenue	6,005	4,399	3,180
Deferred implementation, commissions and other costs	(1,464)	(872)	(422)
Other liabilities (current and non-current)	384	1,933	937
Net cash used in operating activities	(7,275)	(6,289)	(6,117)
Investing activities:
Purchase of businesses	(6,335)	(16,278)	—
Capitalized Software Development	(899)	(1,124)	(45)
Purchases of property and equipment	(3,418)	(6,812)	(1,654)
Net cash used in investing activities	(10,652)	(24,214)	(1,699)
Financing activities:
Issuance of long-term debt	—	(25)	10,000
Financing costs paid upon issuance of long-term debt	—	—	(245)
Proceeds from line of credit	24,750	1,000	4,500
Repayments of line of credit	(3,000)	—	(4,500)
Payments on long-term debt	(3,333)	(833)	(10,000)
Payments on capital lease obligations	(276)	(536)	(656)
Proceeds from exercise of stock options	1,127	126	482
Proceeds from preferred stock issuance	—	—	55,000
Transaction costs paid upon issuance of Series E preferred stock	—	—	(2,873)
Repurchase of preferred and common stock	—	—	(12,707)
Payments of deferred purchase consideration	—	(650)	(650)
Settlement of contingent consideration liabilities	—	(225)	(700)
Net cash provided by (used in) financing activities	19,268	(1,143)	37,651
Net increase (decrease) in cash and cash equivalents	1,341	(31,646)	29,835
Cash and cash equivalents, beginning of year	3,395	35,041	5,206
Cash and cash equivalents, end of year	$4,736	$3,395	$35,041
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$1,266	$646	$767
Cash paid for income taxes	$3	$9	$10
Noncash Investing & Financing Activities:
Fixed assets purchased under capital lease obligation	$210	$130	$272
Leasehold improvement incentive recorded as property and equipment and other long-term liability	$—	$5,792	$—
Contingent consideration for purchase of business	$1,066	$—	$—
Deferred purchase consideration	$1,131	$—	$—
Issuance of 34,173 stock options to settle current liabilities	$—	$—	$236
Cumulative preferred stock dividends	$8,091	$8,704	$6,069
Accretion of preferred stock to redemption value	$591	$594	$597
See accompanying notes to financial statements.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
1.	Organization and Nature of Business
Factor Systems, Inc., utilizing the trade name Billtrust (the “Company” or “Billtrust”), was incorporated on September 4, 2001 in the State of Delaware and maintains its headquarters in Lawrenceville, New Jersey, with additional offices or print facilities in Colorado, Illinois and California.
The Company provides a comprehensive suite of order to cash software as a service (“SaaS”) solutions with integrated payments, including credit and collections, invoice presentment and cash application services to its customers primarily based in North America, but with global operations. In addition, Billtrust founded the business payments network (“BPN”) in partnership with VISA which combines remittance data with B2B payments and facilitates straight-through processing. Billtrust serves businesses across both business-to-business and business-to-consumer segments. The Company offers the following platforms and solutions to its customers, in addition to professional services related to each:
(i)	Credit Management modules include credit scoring and management as well as automated credit applications.
(ii)
Order/E-commerce module provides B2B wholesale distributors with robust e-commerce capabilities. Billtrust’s offering delivers an optimized and personalized configuration, ordering and payment experience.

(iii)
Invoicing presentment module enables its customers to optimize invoice delivery across all distribution channels. Billtrust’s module ingests invoice data from myriad ERP systems and presents invoices in ways that reflect customer needs and preferences. The solution includes customer-branded electronic invoice presentment portals, electronic invoices, email billing, automated entry into AP portals via direct integration and leveraging robotic process automation (“RPA”), and highly efficient print and physical delivery ensuring rapid and cost efficient presentment and delivery.

(iv)
Payments capabilities enable customers to facilitate payments at every possible touchpoint across its solution set. Various payment types, including ACH, credit card, wire, check and cash can be accepted and automatically captured and enriched with relevant remittance data across the platform and via our BPN.

(v)
Cash Application - enables application of cash from invoices via line item reconciliation within accounting and ERP systems. Billtrust’s automated offering consumes payment and remittance data across inbound channels including lockboxes, mail, email, portal posting, hosted payment page intake and via direct and manual feeds.

(vi)
Collections - integrated accounts receivable collections workflow management system for customers and employees that enables customers to shift to a strategic customer touchpoint-centric operation, preventing payment delays and driving positive customer experiences. It supports management of disputes and deductions when discrepancies in services invoiced and services delivered occur between businesses. The solution delivers process efficiency and increases financial recoveries by automating workflows and providing clear visibility across relevant data points and actions taken.

2.	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies used in the preparation of the accompanying financial statements.
Emerging Growth Company
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use the extended transition period under the JOBS Act until such time the Company is not considered to be an EGC. The adoption dates are discussed below to reflect this election.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
Liquidity
For the year ended December 31, 2019, the Company incurred a net loss of $(22,803) and used cash in operations of $(7,275). As of December 31, 2019, the Company had cash of $4,736 and an accumulated deficit of $(145,830). During 2019, the Company increased the size of its Credit Agreement, and in January 2020, the Company refinanced its existing Credit Agreement with third party lenders in a new Financing Agreement consisting of a $45 million term loan and the ability to borrow an additional $27.5 million with a maturity date in January 2025. Based on the Company’s business plan, existing cash resources, existing and future capacity on its lending facility (Notes 8 and 14), and revenues generated from operations, the Company expects to satisfy its working capital requirements for at least the next 12 months after the date that these financial statements are issued.
However, if performance expectations fall short or expenses exceed expectations, the Company may need to secure additional financing or reduce expenses to continue operations. Failure to do so would have a material adverse impact on its financial condition. There can be no assurance that any contemplated additional financing will be available on terms acceptable, if at all. If required, the Company believes it would be able to reduce expenses to a sufficient level to continue as a going concern. See Note 16 for a detailed discussion of COVID-19.
Basis of Presentation
The preparation of the financial statements have been prepared using accounting principles generally accepted in the United States (“US GAAP”).
Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates include, but are not limited to, revenue recognition, allowances for doubtful accounts, recoverability of deferred tax assets, determining the fair value associated with acquired assets and liabilities including deferred revenue, intangible asset and goodwill impairment, contingent consideration liabilities, stock based compensation and certain other of the Company’s accrued liabilities. The Company bases its estimates on historical experience, known trends, and other market specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions. See Note 16 for a detailed discussion of COVID-19.
Due to the COVID-19 global pandemic, the global economy and financial markets have been disrupted and there is a significant amount of uncertainty about the length and severity of the consequences caused by the pandemic. The Company has considered information available to it as of the date of issuance of these financial statements and has not experienced any significant impact to its estimates and assumptions as a result of the COVID-19 pandemic. On an ongoing basis, the Company will continue to closely monitor the COVID-19 impact on its estimates and assumptions.
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (FASB ASC Topic 606 or “ASC 606”), which supersedes the existing revenue recognition requirements under US GAAP and requires entities to recognize revenue when performance obligations have been satisfied by transferring control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. It also requires increased disclosures. In addition, ASU 2014-09 also includes subtopic ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers, (“ASC 340-40”), which provides guidance on accounting for certain revenue related costs including costs associated with obtaining and fulfilling a contract, discussed further below.
On January 1, 2019, the Company adopted ASC 606 and ASC 340-40, applying the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1,

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
2019 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Upon adoption, the Company selected the cumulative effect transition method, which had no impact on revenues, but did impact commissions expenses as further described below in the Deferred Commissions section. The Company recorded a net increase to opening retained earnings of approximately $1,908 as of January 1, 2019 due to the cumulative impact of adopting ASC 340-40 and a corresponding increase to the amount of prepaid commissions on the balance sheet. There was not a material impact to revenues for the year ended December 31, 2019 as a result of adopting ASC 606.
The following tables summarize the impact of adopting ASC 606 on the Company’s financial statements as of and for the year ended December 31, 2019:
	As of and for the year ended December 31, 2019
	As Reported	Adjustments	As if Presented under ASC 605
Balance Sheet:
Assets
Deferred implementation, commission and other costs, current	$4,751	$1,995	$6,746
Deferred implementation and commission costs, non-current	7,887	(4,594)	3,293
Equity
Accumulated deficit	$(145,830)	$(1,915)	$(147,745)

Statement of Operations:
Sales and marketing expense	$22,098	$684	$22,782
There was no impact upon adoption of ASC 606 to net cash provided by (used in) operating, investing or financing activities.
The Company determines revenue recognition through the following five-step framework:
1.	Identification of the contract, or contracts, with a customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of revenue when, or as, the Company satisfies a performance obligation
The following is a description of principal activities from which the Company generates revenue, as well as a further breakdown of the components of subscription, transaction and services revenues for each year ended December 31:
	2019	2018	2017
Subscription and transaction fees	$89,476	$74,725	$65,012
Services and other	6,984	4,846	3,790
Subscription, transaction and services	$96,460	$79,571	$68,802
Subscription and Transaction Fee Revenue
Subscription and Transaction Fee revenue is derived primarily from a hosted software as a service (SaaS) platform that enables billings and payment processing on behalf of customers. The Company’s services are billed on a subscription basis monthly, quarterly or annually. Transaction fees for certain services are billed monthly based on the volume of items processed each month at a contractual rate per item processed.
Hosted solutions are provided without licensing perpetual rights to the software. The hosted solutions are integral to the overall service arrangement and are billed as a subscription fee as part of the overall service agreement with the

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
customer. Subscription fees from hosted solutions are recognized monthly over the customer agreement term beginning on the date the Company’s solution is made available to the customer.
Transaction revenue is recognized concurrent with processing of the related transactions by the Company, which is when revenue is earned. The customer simultaneously receives and consumes the benefits as the Company performs. Transaction fees include per-item processing fees charged at contracted rates based on the number of invoices delivered or payments processed.
Services
Fees associated with upfront services represent a material right under ASC 606 as customers do not incur such fees in subsequent contract terms, and therefore they are considered to be at a discount compared to the initial contract period. Any revenues related to upfront implementation services for new customers or new products for existing customers are recognized ratably over the estimated period of the customer relationship, which is estimated to be five years other than for customer relationships from acquisitions which range from two to four years. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on when the services are fulfilled.
In addition to implementation fees, professional services fees also include consulting services provided to customers on a time and materials basis. Revenues from consulting services are recognized as the services are completed based on their standalone value, and costs associated with short term services contracts are deferred and recognized with the corresponding revenue when services are completed. During 2019, the Company recognized other revenue of $1,200 related to a perpetual license granted to a customer for a one-time legacy software platform.
Significant Judgements
The Company determines standalone selling price (“SSP”) for all material performance obligations using observable inputs, such as the price of subsequent years of the contract, standalone sales and historical contract pricing. Some customers have the option to purchase additional subscription or transaction services at a stated price. These options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced within a range of prices provided to other customers for the same products and, as such, would not result in a separate performance obligation.
When the timing of revenue recognition differs from the timing of invoicing, i.e. Implementation services, the Company uses judgment to determine whether the contract includes a significant financing component requiring adjustment to the transaction price. Various factors are considered in this determination including the duration of the contract, payment terms, and other circumstances. Generally, the Company determined that contracts related to upfront Implement services do not include a significant financing component. The Company applies the practical expedient for instances where, at contract inception, the expected timing difference between when promised goods or services are transferred and associated payment will be one year or less.
Reimbursable costs
The Company records reimbursable costs, consisting of postage on a gross basis, since the goods or services giving rise to the reimbursable costs do not transfer a good or service to the customer. Rather, the goods or services are used or consumed by the Company in fulfilling its performance obligation to the customer. Corresponding expenses are recorded on an accrual basis and the costs are allocated based on specific types of postage to customers, but cannot specifically identify each postage invoice to specific customers. Because the cost of such revenue is equal to the revenue, it does not impact loss from operations or net loss.
Sales tax and other
The Company accounts for sales and other related taxes, as well as expenses associated with interchange on credit card transactions from third party card issuers or financial institutions which are a pass through cost, on a net basis, excluding such amounts from revenue. For expenses associated with interchange transactions, the Company has

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
determined that it is acting as an agent with respect to these payment authorization services, based on the following factors: (1) the Company has no discretion over which card issuing bank will be used to process a transaction and is unable to direct the activity of the merchant to another card issuing bank, and (2) interchange and card network rates are pre-established by the card issuers or financial institutions, and the Company has no latitude in determining these fees. Therefore, revenue allocated to the payment authorization performance obligation is presented net of interchange and card network fees paid to the card issuing banks and financial institutions, respectively, for all periods presented.
Deferred Revenue
Amounts billed to clients in excess of revenue earned are recorded as deferred revenue liability. Deferred revenue as of December 31, 2019, 2018 and 2017 relates primarily to implementation fees for new customers or new services, which are being recognized ratably over the estimated term of the customer relationship, which is generally five years for the Company's core billing and payments and cash application services, and two to four years for other services related to acquisitions in 2018 and 2019; as well as fees received to store billing data and annual maintenance service agreements, which are both being recognized ratably over the term of the service period.
Deferred Commissions
Commissions are recorded when earned and are included as a component of sales and marketing expense. Commission costs can be associated specifically with subscription and professional services arrangements. Commissions earned by the Company’s sales personnel are considered incremental and recoverable costs of obtaining a contract with a customer. Prior to the adoption of ASC 606 and the related ASC 340-40, commissions were generally expensed over the first year of services commencing with the date a customer's recurring revenues were invoiced. Upon adoption of ASC 606, commission costs are deferred and then amortized over a period of benefit of four to five years. The Company determined the period of benefit by taking into consideration its past experience with customers and the average customer life of acquired customers (four years, compared to five years for all remaining customers), future cash flows expected from customers, industry peers and other available information.
Commissions are earned by sales personnel upon the execution of the sales contract by the customer Substantially all sales commissions are generally paid at one of three points: (i) upon execution of a customer contract, (ii) when a customer completes implementation and training processes or commences usage based volume, or (iii) after a period of time from three to twelve months thereafter. Commissions associated with subscription-based arrangements are typically earned when a customer order is received and when the customer is billed for the underlying contractual period. Commissions associated with professional services are typically earned in the month that services are rendered.
The Company capitalized commission costs of $3,246 and amortized $1,700 to sales and marketing expense in the accompanying statements of operations during the year ended December 31, 2019, in addition to commissions which were expensed as incurred related to the achievement of quotas or other performance obligations. The increase in capitalized commission costs during the year was primarily due to the adoption of the new revenue standard. As of December 31, 2019, the Company had approximately $1,912 of current deferred commissions for amounts expected to be recognized in the next 12 months, and $4,594 of noncurrent deferred commissions for amounts expected to be recognized thereafter.
Fair Value of Financial Instruments
The Company utilizes fair value measurements when required. The carrying amounts of cash and cash equivalents, accounts receivable, net, other current assets, other assets, accounts payable, accrued expenses, other long term liabilities and other, and outstanding balances on the Company’s credit facility and related accrued interest expense approximate fair value as of December 31, 2019 and 2018 due to the short-term nature of those instruments. The fair value for the outstanding balances under the credit facility utilizes the interest rates the Company believes it could obtain for borrowings with similar terms. See Note 5 for a discussion of the determination of fair value for the reported amounts of the Company’s short-term investments and contingent consideration on acquisition.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
Warrants
The Company accounts for warrants to acquire Series C preferred stock, as derivative instruments in accordance with FASB ASC 815-40, Derivative and Hedging – Contracts in Entity’s Own Equity. These warrants are issued to a former lender related to a prior credit agreement, at an exercise price of $13.7678 per share. As such, our derivative liabilities are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. The Company determined the value of warrants using a Black Scholes pricing model. The fair value of the derivative liability amounted to $246 and $234 as of December 31, 2019 and 2018 respectively (see Note 8). The Company records the change in estimated fair value as non-cash adjustments within Other income (expense), net, in the Company’s accompanying Statements of Operations (see Note 5).
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of these instruments approximates their fair value. At December 31, 2019 and 2018, the Company’s cash equivalents consisted primarily of money market funds.
Customer Funds
In connection with providing electronic invoice presentment and payment facilitation services for its customers, the Company may receive client funds received Automated Clearing House (“ACH”) payment to the Company’s cash accounts at its contracted financial institution. The contractual agreements with the Company’s customers stipulate a holding period of up to 3 days for processing ACH returns and obligate the customer to reimburse the Company for returned payments. Timing differences in customer deposits into and disbursements from the Company’s separate cash account results in a balance of funds to be remitted to customers, which is reflected as customer funds payable in the accompanying Balance Sheets.
Customer Postage Deposits
The Company requires its customers to maintain a minimum level of postage deposits on account. Customer postage deposits are presented as a liability in the accompanying Balance Sheets and generally do not change unless customer postage usage significantly changes, new customers are added, or existing customers cancel services.
Concentrations of Credit Risk
The Company maintains its deposits of cash and cash equivalent balances and customer funds with high-credit quality financial institutions. The Company’s cash and cash equivalent balances and customer funds may exceed federally insured limits.
The Company’s accounts receivable are reported in the accompanying Balance Sheets net of allowances for uncollectible accounts. The Company believes that the concentration of credit risk with respect to accounts receivable is limited due to the large number of companies and diverse industries comprising the customer base. On-going credit evaluations are performed, generally with a focus on new customers or customers with whom the Company has no prior collections history, and collateral is generally not required. The Company maintains reserves for potential losses based on customer specific situations as well as on historic experience and such losses, in the aggregate, have not exceeded management’s expectations. For the years ended December 31, 2019, 2018 and 2017, there were no customers that individually accounted for 10% or greater of revenues or accounts receivable.
Accounts Receivable, net
The Company extends credit to its customers in the normal course of business. Trade accounts receivables are recorded at the invoice price. The Company carries its accounts receivable at net realizable value. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Bad debt is provided under the allowance method based on historical experience and management’s periodic evaluation of

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
outstanding accounts receivable for each individual customer. The evaluation is based on a past history of collections, current credit conditions, the length of time the account is past due and a past history of write-downs. Actual results could differ from these estimates. Receivables are charged against their respective allowance accounts when deemed to be uncollectible.
Deferred Implementation and Other Costs
For those arrangements in which implementation revenue is deferred and the Company determines that the direct costs of services are recoverable, such costs are deferred and subsequently expensed over the period the related implementation revenue is recognized, generally five years. For those arrangements for short term professional services statements of work (SOW’s) that are accounted for under contract accounting, the Company defers all direct costs allocable to the arrangement until the work is completed at which time the revenue and related expenses are recognized. Any losses would be recognized at the time such loss is known. All such amounts are included in as a component of the Cost of subscription, transaction and services revenue in the accompanying Statements of Operations and Comprehensive Loss.
Inventory
Inventory is comprised primarily of paper and envelope stocks. Inventories are stated at the lower of cost or net realizable value. Cost for substantially all of the Company’s inventories is determined on a specific identification or first-in, first-out basis. The Company periodically assesses the need for obsolescence provisions and determined that no obsolescence provision was necessary at December 31, 2019 and 2018. The inventory balance is included in other current assets in the accompanying Balance Sheets and amounted to $763 and $668 at December 31, 2019 and 2018, respectively.
Property and Equipment, net
Property and equipment are stated at cost, net of accumulated amortization and depreciation. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the related lease. Amortization of equipment held under capital leases is included in depreciation expense. The cost of additions and expenditures that extend the useful lives of existing assets are capitalized, while repairs and maintenance costs are charged to expense as incurred. Amortization and depreciation are recorded on a straight-line basis over the estimated useful lives or depreciation periods of the assets as follows:
Assets held under capital leases – computer, print and mail equipment	3-5 years
Computer, print and mail equipment	3-5 years
Furniture and fixtures	3-15 years
Software	3 years
Vehicles	5 years
Leasehold improvements	Lesser of estimated useful life or the term of the related lease
Impairment of Long-Lived Assets
Long-lived assets, such as property, equipment and definite lived intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives. There were no indicators of impairment of long-lived assets, including definite-lived intangible assets, for the years ended December 31, 2019, 2018 and 2017.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
Goodwill and Other Intangible Assets, net
Goodwill represents the amount by which the purchase price exceeds the fair value of identifiable tangible and intangible assets and liabilities acquired in a purchase business combination. The Company accounts for its goodwill and other intangible assets under FASB ASC Topic 350 Intangibles - Goodwill and Other. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually as of October 1st of each year or whenever events or changes in circumstances indicate that the carrying value amount of these assets might not be fully recoverable. For goodwill, impairment is assessed at the reporting unit level. A reporting unit is defined as an operating segment or a component of an operating segment to the extent discrete financial information is available that is reviewed by segment management. The Company has evaluated its acquired businesses and related operations in accordance with FASB ASC Topic 350, and has determined that such businesses constitute two reporting units.
For the annual goodwill impairment, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to a reporting unit such as change in management or key personnel. If the Company elects to perform the qualitative assessment and concludes that it is more likely than not that the fair value of the reporting unit is more than its carrying amount, then goodwill is not considered impaired and the quantitative impairment test is not necessary. If the Company’s qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company will perform the quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. However, if the fair value of the reporting unit is lower than the carrying amount of the net assets assigned to the reporting unit, an impairment charge is recognized equal to the excess of the carrying amount over the fair value. Besides goodwill, the Company has no other intangible assets with indefinite lives.
During the Company’s annual impairment test of goodwill in 2019 and 2018, management performed a Step 0 qualitative assessment to determine whether it is more likely than not that the fair value of the reporting units are less than their carrying value. Based on this assessment the Company did not identify any indications of impairment, and no adverse events have occurred since the measurement date.
Capitalized Software Development Costs
The Company capitalizes certain development costs incurred in connection with software development for new products and services. Costs incurred in the preliminary stages of development are expensed as incurred. Once the software has reached the development stage, internal and external costs, if direct and incurred for adding incremental functionality to the Company’s platform, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. These software development costs are recorded as part of property and equipment.
Capitalized software development costs are amortized on a straight-line basis to cost of revenues-subscription services over the technology’s estimated useful life, which is generally four years. During the years ended December 31, 2019 and 2018, the Company capitalized $899, and $1,124, respectively, in software development costs. The Company began amortizing a portion of software development costs associated with completion and use of a new product in 2019 and included approximately $128 in depreciation and amortization for the year ended December 31, 2019.
Costs incurred in the maintenance and minor upgrade and enhancement of the Company’s software platform without adding additional functionality are expensed as incurred.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
Accrued Expenses and Other
Accrued expenses includes items such as items for which vendor invoices have not been received as well as other payroll, bonus and related items of approximately $4,168 which are expected to be paid in the subsequent twelve months.
Business Combinations
The Company applies the provisions of FASB ASC Topic 805, Business Combinations, in the accounting for its acquisitions. It requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s Statements of Operations and Comprehensive Loss. The direct transaction costs associated with the business combinations are expensed as incurred.
In 2019, the Company adopted the provisions of FASB Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period with a corresponding adjustment to goodwill in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts will be recorded in the same period’s financial statements, calculated as if the accounting had been completed at the acquisition date. No such adjustments occurred during 2019 or 2018.
Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships, covenants not to compete and acquired developed technologies, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed, as more fully discussed in Note 3.
Leases
The Company occupies all of its operating facilities and offices under various leases, which are accounted for as operating leases in accordance with FASB ASC Topic 840, Leases. The leases include scheduled base rent increases over the term of the leases. The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals when such renewals are reasonably assured. From time to time, the Company may receive construction allowances from its lessors. In accordance with the requirements of FASB ASC Topic 840, these amounts are recorded as deferred liabilities and amortized over the remaining lease term as an adjustment to rent expense. At December 31, 2019 and 2018, the deferred rent liability totaled $2,361 and $2,096, respectively, in the accompanying Balance Sheets. This deferred rent liability consists of an accrual of $179 and $248 in accrued expenses and other at December 31, 2019 and 2018, respectively, and $2,182 and $1,848 of other long-term liabilities at December 31, 2019 and 2018, respectively. As further discussed in Note 12, the Company also has an other long-term liability of $5,181 and $5,567 as of December 31, 2019 and 2018 associated with landlord incentives for leasehold improvements for a leased facility.
The Company leases certain equipment under capital lease agreements. The assets held under capital leases and the related obligations are recorded at the lesser of the present value of aggregate future minimum lease payments,

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
including estimated bargain purchase options, or the fair value of the assets held under capital lease. The related assets are depreciated over the shorter of the terms of the leases, or the estimated useful lives of the assets.
Stock Based Compensation
The Company recognizes expense for the estimated fair value of stock based compensation awards on a straight-line basis over the award’s vesting period. The fair value of equity-based payment awards are estimated on the date of grant using an option-pricing model. The Company determines the fair value of stock options using the Black-Scholes model, which requires the Company to estimate key assumptions such as stock price volatility, expected terms, risk-free interest rates and dividend yield. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s Statements of Operations and Comprehensive Loss.
The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.
The Company estimates the fair value of the underlying securities for stock based awards issued in 2019, 2018 and 2017 on a quarterly basis considering the value indications provided by both the income approach - the discounted cash flow analysis, as well as the market approach - a guideline public company analysis and a guideline transaction analysis. Calculating the fair value of the stock based options requires the input of subjective assumptions, including the expected term of the stock based awards and stock price volatility. The Company estimates the expected life of stock options granted based on its historical experience, which the Company believes is representative of the actual characteristics of the awards. The Company estimates the volatility of the common stock on the date of grant based on the historic volatility of comparable companies in its industry. The Company selected the risk-free interest rate based on yields from United States Treasury zero-coupon issues with a term consistent with the expected life of the awards in effect at the time of grant. The Company has never declared nor paid any cash dividends on common stock and has no plan to do so. Consequently, it used an expected dividend yield of zero.
Advertising
The Company expenses the cost of advertising and promotions as incurred. Advertising costs amounted to $24, $37 and $16 in 2019, 2018 and 2017, respectively, and are recorded as a component of Sales and marketing expense in the accompanying statements of operations.
Research and Development
Research and development expense primarily consist of salaries, incentive compensation, stock based compensation and other personnel-related costs for development, network operations and engineering personnel. Additional expenses include costs related to development, quality assurance and testing of new technology, maintenance and enhancement of the Company’s existing technology and infrastructure, as well as consulting, travel and other related overhead. The Company expenses these costs in the same period that the costs are incurred.
Debt Issuance Costs
The Company incurred certain third party costs in the current and prior years, including the issuance of warrants, in connection with its loan and security agreement. These costs are amortized to interest expense over the term of the loan using the effective interest rate method. The unamortized debt issuance costs as of December 31, 2019 and 2018 are recorded as a reduction of the associated debt in the accompanying Balance Sheets.
Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires deferred tax assets and liabilities to be recognized for the estimated future tax consequences of temporary differences between the financial statement carrying amounts and their respective tax bases, as well as for operating loss and tax credit carryforwards.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.
The Company reduces the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that the Company will not realize some or all of the deferred tax asset. As a result of the Company’s historical operating performance and the cumulative net losses incurred to date, the Company does not have sufficient objective evidence to support the recovery of the net deferred tax assets. Accordingly, the Company has established a valuation allowance against net deferred tax assets for financial reporting purposes because the Company believes it is not more likely than not that these deferred tax assets will be realized.
The Company records uncertain tax positions on the basis of a two-step process whereby (1) it determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and (2) for tax positions that meets the more-likely-than-not recognition threshold, the Company recognizes the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the relevant tax authority. Significant judgment is required in evaluating the Company’s tax position. Settlement of filing positions that may be challenged by tax authorities could impact the income tax position in the year of resolution. The Company had no material uncertain tax positions at December 31, 2019 and 2018.
The Company classifies interest and penalties related to unrecognized income tax benefits in income tax expense. The Company has not accrued any interest or penalties as of December 31, 2019 and 2018.
Recent Accounting Pronouncements
Accounting pronouncements issued and adopted
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (FASB ASC Topic 606 or “ASC 606”), which supersedes the existing revenue recognition requirements under US GAAP and requires entities to recognize revenue when performance obligations have been satisfied by transferring control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. It also requires increased disclosures. In addition, ASC 606 also includes subtopic ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers, (“ASC 340-40”), which provides guidance on accounting for certain revenue related costs including costs associated with obtaining and fulfilling a contract. The Company adopted ASC 606 and ASC 340-40, applying the modified retrospective method to all contracts that were not completed as of January 1, 2019.
In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to clarify and provide specific guidance on eight cash flow classification issues that are not addressed by current GAAP and thereby reduce the current diversity in practice. The standard is effective for fiscal years beginning after December 15, 2018. The adoption of this standard in 2019 did not have a material impact on the financial statements.
In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2018. The adoption of this standard in 2019 did not have a material impact on the financial statements.
Accounting pronouncements issued but not yet adopted
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“Topic 842”) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
right-of-use assets for all leases with lease terms greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05, issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for 1 year, thus the Company will be adopting this guidance for the annual reporting period beginning January 1, 2022, and interim reporting periods within annual reporting period beginning January 1, 2023, and will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company is in the process of evaluating the impact that the pronouncement will have on the financial statements.
In June 2016, FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. As per the latest ASU 2020-02, FASB deferred the timelines for certain small public and private entities, thus the new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the Company’s consolidated financial statements and disclosures.
ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The new standard requires cash and cash equivalents balances on the statement of cash flows to include restricted cash and cash equivalent balances. ASU 2016-18 requires a company to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with US GAAP. Additionally, changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents are not to be presented as cash flow activities in the statement of cash flows. The adoption of ASU 2016-18 is not expected to have a material impact on the Company’s financial position, results of operations, cash flows, or disclosures.
In January 2017, the FASB issued ASU No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” which simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test and requires an entity to write down the carrying value of goodwill up to the amount by which the carrying amount of a reporting unit exceeds its fair value. The standard is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of this standard on its financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The new guidance will be effective for the Company for annual reporting period beginning January 1, 2020 and interim periods beginning January 1, 2021.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)”, which modifies, removes and adds certain disclosure requirements on fair value measurements. The new guidance will be required for the Company for the annual reporting period beginning January 1, 2020 and interim periods within that fiscal year. The Company will adopt this guidance starting from January 1, 2020. The Company does not anticipate the impact resulting from the adoption of this pronouncement to be material.
In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract,” which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This new guidance will be effective for the Company for annual reporting period beginning January 1, 2021 and interim periods beginning January 1, 2022. The Company is currently evaluating the impact that the pronouncement will have on the consolidated financial statements.
In November 2019, the FASB Issued ASU 2019-08, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which requires share-based payment awards granted to a customer to be measured and classified in accordance with Topic 718. Accordingly, the amount that will be recorded as a reduction in the transaction price should be based on the grant-date fair value of the share-based payment award. As an emerging growth company, ASU 2019-08 may be adopted by the Company effective in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020; however, early adoption is permitted. This new guidance will be effective for the Company for annual reporting period beginning January 1, 2021 and interim periods beginning January 1, 2022. The Company is currently evaluating the impact that the pronouncement will have on the consolidated financial statements
In December 2019, the FASB issued Accounting Standards Update (“ASU”) 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” The ASU is intended to simplify various aspects related to accounting for income taxes. The Company is expecting to adopt the guidance from annual periods beginning after December 15, 2021 and interim period beginning December 15, 2022. The Company is currently evaluating the impact that the pronouncement will have on the consolidated financial statements.
3.	Acquisitions
Second Phase
On April 12, 2019, the Company entered into an Asset Purchase Agreement with Second Phase, LLC (“Second Phase APA”) and paid cash consideration of $6,335, net of cash acquired, to purchase 100% of the assets and assume certain liabilities of a business known as Second Phase, a business based in Colorado. Second Phase operates a SaaS platform that delivers customer eCommerce and Product Information Management (PIM) solutions for businesses that enables them to create web based platforms and other tools for efficiently accepting customer orders and promoting their products, integrating with information in their existing ERP. The Company accounted for the acquisition of Second Phase using the acquisition method of accounting in accordance with ASC 805. The process for estimating the fair values of identifiable intangible assets and certain intangible assets requires the use of management judgment, significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs and timing consistent with those assumptions used by a market participant. The aggregate purchase price of $8,532 consisted of:
(i)	cash paid at closing in April 2019, net of amounts acquired, of $6,335.
(ii)
$1,131 of deferred purchase price in the form of an interest bearing note payable at a rate of 2.52% per annum to the sellers, payable in principal of $750 and $500 on the one year and two year anniversary of the acquisition date, respectively, as a source for the satisfaction of indemnification obligations owed to the Company. The year one holdback amount was subsequently reduced for the first payout by amount of the post-closing working capital adjustments of $225, and the net amount of $524 was paid in cash in April 2020.

(iii)	earnouts in each of the first three full years commencing May 1, 2019, based on meeting certain recurring

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
revenue growth and profitability targets. These annual earnouts are subject to a minimum profitability threshold, as defined in the Second Phase APA, and pay out a percentage of the growth in recurring subscription revenue from the prior annual period, less the defined minimum profitability threshold. Additionally, the sellers were entitled to a new customer earnout for 2019 based on the cumulative monthly subscription value for new customer contracts signed during 2019. The earnouts were recorded at their fair value of $1,066, using a Monte-Carlo simulation methodology as of the acquisition date on the revenues and profitability metric, using risk adjusted growth rates and volatility of 9.6% for revenue and 33% for the profitability metric.
In the final allocation of the purchase price, which is set forth below, the Company recognized $4,877 of goodwill which arose primarily from the synergies in its business and the assembled workforce. The goodwill is deductible for U.S. income tax purposes. Second Phase’s operating results have been included in the Company’s operating results from and after the date of the acquisition. In connection with the Second Phase acquisition, the Company incurred $265 of acquisition related costs, which are included in general and administrative expenses in the 2019 Statement of Operations.
The allocation of the Second Phase acquisition purchase price as of April 2019 was as follows:
Other current assets	$499
Property and equipment	30
Customer relationships	2,360
Technology	740
Non-compete agreements	720
Tradename	160
Goodwill	4,877
Other current liabilities	(54)
Deferred revenue liability	(800)

Total purchase price	$8,532
The revenues and earnings of the acquired business have been included in the Company’s results since the acquisition date and are not material to the Company’s financial results. Pro forma results of operations for this acquisition have not been presented as the financial impact on the Company’s financial statements would not be material.
Credit2B
On April 19, 2018, the Company paid aggregate cash consideration of $16,500 to purchase the assets and assume certain liabilities of a business known as Credit2B, which provides technology for use by businesses for credit decisioning, credit scoring, credit monitoring and automated credit applications. The Company accounted for the acquisition of Credit2B using the acquisition method of accounting in accordance with ASC 805. The process for estimating the fair values of identifiable intangible assets and certain intangible assets requires the use of management judgment, significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs and timing consistent with those assumptions used by a market participant. The aggregate purchase price of $16,278 was paid in cash at closing in April 2018 (of which $825 was held in escrow for 12 months from the date of the acquisition as a source for the satisfaction of indemnification obligations owed to the Company, which was released in full to the seller in April 2019), net of working capital adjustments of $222 which were paid in November 2018.
There were no earnouts or other contingent consideration involved in the transaction. In connection with the Credit2B acquisition, the Company incurred $116 of acquisition related costs, which are included in general and administrative expenses in the 2018 Statement of Operations.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
In the final allocation of the purchase price, which is set forth below, the Company recognized $13,714 of goodwill which arose primarily from the synergies in its business and the assembled workforce. The goodwill is deductible for U.S. income tax purposes. Credit2B’s operating results have been included in the Company’s operating results from and after the date of the acquisition.
The allocation of the Credit2B acquisition purchase price as of April 2018 was as follows:
Other current assets	$615
Property and equipment	56
Customer relationships	2,100
Technology	800
Non-compete agreements	710
Tradename	10
Goodwill	13,714
Other current liabilities	(403)
Deferred revenue liability	(1,324)
Total purchase price	$16,278
Contingent Consideration
The Company records contingent consideration in the accompanying Balance Sheets related to acquisitions that have future payments due after the Closing Date.
The contingent consideration from the 2016 C-TABS business combination was in the form of multiple earn-out and growth bonus payments (“C-TABS Contingent Consideration”) payable in the first quarter of 2017 and first quarter of 2018. In May 2017, the fair value increased by $88 to the amount of an agreed-upon settlement for the contingent consideration.
The following table presents the changes in the Company’s contingent consideration liabilities for the years ended December 31, 2019 and 2018:
Ending balance, December 31, 2017 (current and long-term liabilities)	$225
Payment of C-TABS Contingent Consideration in cash	(225)
Ending balance, December 31, 2018 (current and long-term liabilities)	$—
Contingent Consideration attributable to the Second Phase acquisition	1,066
Fair value adjustments to contingent consideration	—
Ending balance, December 31, 2019 (current and long-term liabilities)	$1,066
4.	Revenue from Contracts with Customers
Contract Balances
The timing of revenue recognition, billings and collections may result in billed account receivables and customer advances and deposits (contract liabilities). The Company’s payment terms and conditions vary by contract type, although terms generally include a requirement of payment of 25% to 100% of total contract consideration upon signing and receipt of an invoice or within 30 days, depending upon the solution and negotiated terms. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component.
The amount of revenue recognized during the year ended December 31, 2019 that was included in the deferred revenue balance at the beginning of the period was $10.4 million.
Remaining Performance Obligations
On December 31, 2019, the Company had approximately $24.6 million of remaining performance obligations that are unsatisfied (or partially unsatisfied), primarily from multi-year contracts for the Company’s services, which

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
includes both the deferred revenue balance and amounts that will be invoiced and recognized as revenue in future periods. The Company expects to recognize approximately 75% of its remaining performance obligations as revenue within the next three years, and the remainder thereafter.
The Company applies the practical expedient and excludes a) information about remaining performance obligations that have an original expected duration of one year or less and b) transaction price allocated to unsatisfied performance obligations for which variable consideration is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with the series guidance.
5.	Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. The three-tiers are defined as follows:
•	Level 1: Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3: Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made. The following table summarizes the conclusions reached as of December 31, 2019 and 2018:
	December 31, 2019
	Balance	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents(1)	$4,736	$4,736	$—	$—
	$4,736	$4,736	$—	$—
Liabilities:
Contingent consideration(2)	$1,066	$—	$—	$1,066
Warrants to purchase Series C Preferred stock(3)	246	—	—	246
	$1,312	$—	$—	$1,312

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
	December 31, 2018
	Balance	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents(1)	$3,395	$3,395	$—	$—
	$3,395	$3,395	$—	$—
Liabilities:
Warrants to purchase Series C Preferred stock(4)	234	—	—	234
	$234	$—	$—	$234
(1)	As of December 31, 2019 and 2018, cash and cash equivalents included money market obligations measured at fair value using Level 1 inputs.
(2)
The Company’s business acquisition of Second Phase (discussed in Note 3) is included in contingent consideration. The Company’s valuation of the fair value of contingent consideration related to Second Phase at December 31, 2019 was based on management’s expectations of the achievement of targets related to the contingent consideration.

(3)
As of December 31, 2019, the Company had outstanding warrants to purchase Series C Preferred stock, as described in Note 9. The determination of the fair value of the warrants was estimated using a Black-Scholes option pricing model with the following assumptions: Stock price for Series C Preferred stock of $27.53; term of 4.53 years; risk-free rate of 1.67%; volatility of 46.50%; and a dividend yield of 0.0%.

(4)
As of December 31, 2018, the fair value of the warrants to purchase Series C Preferred stock was estimated using a Black-Scholes option pricing model with the following assumptions: Stock price for Series C Preferred stock of $26.26; term of 5.52 years; risk-free rate of 2.53%; volatility of 40.50%; and a dividend yield of 0.0%.

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)
The following tables presents the changes in the Company’s Level 3 instruments measured at fair value on a recurring basis for the years ended December 31, 2019 and 2018:
Warrants Liability:
Ending balance, December 31, 2017	$180
Change in fair value(1)	54
Ending balance, December 31, 2018	$234
Change in fair value(1)	12
Ending balance, December 31, 2019	$246
Contingent Consideration:
Ending balance, December 31, 2017 (current and long-term liabilities)	$225
Payment of contingent consideration in cash for CTABS	(225)
Fair value adjustments to contingent consideration(1)	—
Ending balance, December 31, 2018 (current and long-term liabilities)	$—
Contingent Consideration attributable to the Second Phase acquisition	1,066
Payment of contingent consideration in cash	—
Ending balance, December 31, 2019 (current and long-term liabilities)	$1,066
(1)	Amount is included in other expense in the accompanying Statements of Operations and Comprehensive Loss.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
6.	Goodwill and Intangible Assets, net
The following table represents the changes in goodwill:
Ending balance, December 31, 2017	$18,365
Additions from acquisition	13,714
Ending balance, December 31, 2018	$32,079
Additions from acquisition	4,877
Ending balance, December 31, 2019	$36,956
The increase in the carrying amount of goodwill of $4,877 in 2019 was attributable to the acquisition of Second Phase. The increase of $13,714 in 2018 was attributable to the acquisition of Credit2B. All of our goodwill is attributable to our Software and Payments segment as of December 31, 2019 and 2018.
The weighted average useful life, gross carrying value, accumulated amortization, and net carrying value of intangible assets as of December 31, 2019 and 2018 are as follows:
	December 31, 2019
	Weighted Average Useful Life	Gross Carrying Value	Accumulated amortization	Net
Customer relationships	11.4 years	$21,340	$(12,037)	$9,303
Non-compete agreements	5.4 years	1,860	(768)	1,092
Trademarks and trade names	6.6 years	350	(210)	140
Technology	6.0 years	4,724	(3,499)	1,225
Total		$28,274	$(16,514)	$11,760
	December 31, 2018
	Weighted Average Useful Life	Gross Carrying Value	Accumulated amortization	Net
Customer relationships	10.6 years	$23,140	$(13,872)	$9,268
Non-compete agreements	5.6 years	1,518	(836)	682
Trademarks and trade names	7.0 years	600	(571)	29
Technology	4.4 years	4,078	(3,142)	936
Total		$29,336	$(18,421)	$10,915
Aggregate amortization expense for identified intangible assets with definite useful lives for the year ended December 31, 2019, 2018 and 2017 amounted to $3,214, $3,919 and $3,660, respectively, and are included in Depreciation and Amortization in the accompanying Statements of Operations and Comprehensive Loss. During 2019, amounts that were fully amortized were removed from the Company’s records resulting in no net impact to the Company’s financial statements.
Estimated amortization expense for the next five years and thereafter as of December 31, 2019 is as follows:
2020	$2,226
2021	1,825
2022	1,269
2023	1,174
2024	930
Thereafter	4,336
Total	$11,760

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
7.	Property and Equipment, net
Property and equipment, net consists of the following:
	2019	2018
Assets held under capital leases – computer, print and mail equipment and software	$3,746	$3,536
Computer, print and mail equipment	7,043	5,787
Furniture and fixtures	4,040	3,465
Leasehold improvements	12,071	10,771
Software	1,349	870
Vehicles	115	109
Internal software development	2,067	1,168
Construction in progress	24	358
	30,455	26,064
Less: accumulated depreciation and amortization	(12,170)	(9,589)
Total	$18,285	$16,475
Depreciation and amortization expense of property and equipment was $2,667, $2,122 and $1,779 in 2019, 2018 and 2017, respectively, and includes $234, $125 and $124 relating to software and $182, $249 and $350 relating to print equipment in 2019, 2018 and 2017 respectively, for property and equipment used in the Company’s print facilities. Included in accumulated depreciation and amortization as of December 31, 2019, 2018 and 2017, respectively, is $3,183, $2,854 and $2,393 related to assets held under capital leases, including amounts for equipment that was subsequently purchased at the end of the lease term. During 2019, the Company had write-offs of $165 of fully depreciated assets that are no longer in service. The Company had no write-offs or material disposals of fixed assets during 2018 and 2017.
8.	Current and Long-Term Debt and Capital Lease Obligations
Current and long-term debt and capital lease obligations consist of the following:
December 31,	2019	2018
Term Loan	$5,833	$9,167
Unamortized debt issuance costs	(67)	(160)
Revolving Facility Line of Credit	22,750	1,000
Capital lease obligations	502	568
Subtotal	29,018	10,575
Less: current portion, net of unamortized debt issuance costs	(876)	(4,472)
	$28,142	$6,103
Loan Agreement
In prior years, the Company entered into a loan and security agreement (“the Loan Agreement”) with Square 1 Bank, which was a subsidiary of and subsequently renamed to Pacific Western Bank (“Square 1 Bank” or “PacWest Bank”) in 2019. From time to time the Loan Agreement was amended mainly to provide for additional borrowing capacity in the form of term loans and increased borrowing limits.
In July 2014, the Loan Agreement was amended to provide the Company with an aggregate borrowing limit of $15,000, including a Revolving Line or a monthly recurring revenue (“MRR”) Line, and to provide the Company with a term loan for $10,000 (“Term Loan”). In connection with the Amended Loan Agreement, in July 2014, the Company issued to PacWest Bank a warrant to purchase 14,527 shares of the Company’s Series C Preferred stock with an exercise price $13.7678 per share and an expiration date of July 10, 2024. The warrant is exercisable in whole or in part at any time, and automatically converts to Series C Preferred stock in a cashless conversion if not exercised prior to the expiration date. The warrants issued to PacWest Bank for the purchase of Preferred stock have been

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
included in other noncurrent liabilities due to the contingently redeemable terms of the underlying Preferred stock, and are being remeasured at each reporting period with changes to fair value reflected in other income (expense) in the Statements of Operations and Comprehensive Loss, which totaled expense of $(12), $(54) and $18 in 2019, 2018 and 2017, respectively.
The Loan Agreement was further amended in July and August 2017 to (i) increase the amount of cash that could be held at other banks (ii) formalize financial covenants for 2017 and (iii) increase the sublimit for letters of credit to $3.5 million.
The amendment also extended the due date for outstanding principal and all accrued interest to be payable in 36 equal monthly installments beginning one month after the Interest Only End Date of May 27, 2017 and ending on the Term Loan Maturity Date (May 27, 2020), at which time all amounts are immediately due and payable.
On October 19, 2017, the prior Loan Agreement was modified and a new Senior Syndicated Credit Agreement (“Credit Agreement”) was entered into with PacWest Bank as Agent, and another bank as loan party (collectively, the “Lenders”). The initial aggregate borrowing limit was $40,000, with the option to increase to $50,000 upon certain conditions and approvals from the Banks. The Credit Agreement contained a Revolving Facility of up to $40,000 that matures in October 2020, and is based on an Advance Rate, as defined, that is a multiple of monthly recurring revenue. Additionally, there is an initial $10,000 term loan maturing on October 18, 2021. The Company incurred certain fees to the Lenders including a 0.25% Commitment fee, and along with other fees which were recorded as deferred financing costs and amortized to interest expense over the term of the Term Loan. The Revolving Facility interest rates were tiered based on Liquidity (defined as cash on hand plus Availability under the Revolving Facility), and if Liquidity was greater than $25 million, the rate per annum was Prime plus 0.75%, otherwise Prime plus 1.00%. Term Loan Rates were defined based on whether Liquidity exceeded $25 million, for which they were the Prime Rate plus 1.00%; otherwise they are the Prime Rate plus 1.25%.
Principal payments under the Term Loan commence in October 2018 equally over a 36 month period. The interest rate on the Term Loan was 6.00%, 6.50% and 5.375% as of December 31, 2019, 2018 and 2017, and the interest rate on the Revolving Facility was 5.75%, 6.25% and 5.25% as of December 31, 2019, 2018 and 2017, respectively.
The terms of the Credit Agreement, as amended, allow for a limit of $5,000 for Ancillary Services, of which the Company had issued on its behalf Letters of Credit in the aggregate amount of $3,185 and $2,879 as of December 31, 2019 and December 31, 2018, respectively in lieu of security deposits related primarily to the Company’s leases. The issued letters of credit reduced the available borrowings under the Revolving Facility.
In accordance with FASB ASC Topic 470-50, Modifications and Extinguishments, in 2017, the portion of the Term Loan related to PacWest Bank was treated as a modification and the portion related to the other lender was treated as a new debt instrument. The Company incurred closing fees to obtain the Credit Agreement of approximately $245, which are being amortized as additional interest expense under the effective interest method over the term of the Term Loan.
The Credit Agreement was amended from time to time during 2018 and 2019 to (i) formalize financial covenants for each calendar year, (ii) to approve certain acquisitions, (iii) extend the Advance Rate to 5.0 times for additional 6 month periods, and (iv) formally exercise the accordion provision to increase the total facility, including the Revolving Facility, up to $50,000, subject to the limitations of the Advance Rate and monthly recurring revenue. The Company incurred fees of $25 for each amendment. These amendments were treated as modifications.
The Loan Agreement is collateralized by all of the assets of the Company, except assets under capital leases, customer funds and all intellectual property now or ever owned by the Company. The Company is required to maintain certain financial and operating performance metrics targets, including Net Revenues and Adjusted EBITDA (as defined in the Loan Agreement), of which certain metrics are reset annually. At December 31, 2019 and 2018, the Company met its required debt covenants.
In January 2020, the Company extinguished the Credit Agreement as part of a refinancing (Note 16) and repaid all amounts outstanding.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
Since the Company paid off the Loan Agreement in full in January 2020 and replaced it with long term debt that exceeded the amount outstanding, all amounts were classified as long-term debt in the accompanying Balance Sheet as of December 31, 2019, except for the amounts that would be due in 2020 under the new 2020 Financing Agreement (Note 16). Future minimum principal payments due for amounts outstanding under the Credit Facility at December 31, 2019, were as follows, assuming the new maturity dates in the 2020 Financing Agreement.
2020	$616
2021	450
2022	450
2023	450
2024	450
Thereafter	26,167
Total	$28,583
The Company determines that Loan Agreement is classified as Level 2 and the relevant fair value approximates its carrying amount since it bears interest at rates that approximate current market rates.
Capital Leases
The Company entered into several equipment leases to finance equipment purchases, under which $502 remained outstanding as of December 31, 2019. These have been accounted for as capital leases.
9.	Redeemable Convertible Preferred Stock and Stockholders’ Equity
In October 2006, the Company issued 1,991,733 shares of Series A Preferred stock to Edison Fund V SBIC, LP (“Edison Fund”) at $2.0083 per share, for aggregate gross proceeds of $4,000 to fund working capital requirements.
Concurrent with the October 2006 sale of Series A Preferred stock to Edison Fund, the Company converted $964 carrying value of promissory notes into 227,832 shares of Series A-1 Preferred stock, 409,473 shares of Series A-2 Preferred stock, and 507,812 shares of common stock. The promissory notes were converted pursuant to their original conversion terms at ratios ranging from 0.60 to 1.25, resulting in original issuance prices of $1.47 per share for Series A-1 Preferred stock and $0.71 per share for Series A-2 Preferred stock. In addition to this conversion in October 2006, 80,712 of shares of common stock were issued for $1.71 per share for gross proceeds of $138.
On May 10, 2018, Edison Fund transferred their entire ownership of the Series A stock in a private transaction to another investor group.
In November 2012, the Company issued 2,875,755 shares of Series B Preferred stock to Bain Capital Venture Fund 2012, L.P. and certain of its affiliates (“Bain Investors”) at $8.6934 per share, for gross proceeds of $25,000 to fund working capital requirements. Direct costs incurred in connection with this transaction approximated $1,451, and were accounted for as a reduction in the proceeds of the Series B Preferred stock as a discount. The stock issuance costs are amortized as part of the accretion of the carrying amount of the Series B Preferred stock to its full redemption amount over a 5-year period pursuant to FASB ASC Topic 480-10.
Concurrent with the November 2012 sale of Series B Preferred stock to Bain Investors, the Company approved the repurchase of certain outstanding shares of common stock and Series A, A-1 and A-2 Preferred stock for an aggregate purchase price of up to $12,500.
•
Series A, A-1 and A-2 Preferred stock were repurchased for $8.6934 per share, plus 90% of the applicable accrued and unpaid dividends. The remaining 10% of applicable accrued and unpaid dividends were forfeited by the shareholders. The aggregate Series A, A-1 and A-2 Preferred stock repurchased was 465,520 shares for a total purchase price of $4,337. Of this amount, $4,075 was paid in cash and accrued dividends on Series A Preferred stock amounting to $262 were not paid during the 2012 repurchase

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
transaction. Instead, one of the Series A Preferred shareholders agreed to defer payment of these dividends to a future liquidation event, without any further accruals of dividends or interest on the balance of dividends owed. This balance is reflected as a noncurrent liability in the accompanying Balance Sheets.
•
Shares of common stock were repurchased at $7.82406 per share, an amount equal to 90% of the Series B Preferred stock purchase price. The Company repurchased 1,017,638 shares of common stock for cash totaling $7,962.

All shares of common stock, as well as all the shares of common and preferred stock repurchased were retired. A charge to accumulated deficit of $9,950 was recorded in 2012 for the purchase price in excess of paid in capital for the common shares repurchased, as well as for the excess of the purchase price over the liquidation value of the preferred shares repurchased. The Company’s amended articles of incorporation consider all shares repurchased as automatically retired.
In addition to the November 2012 stock repurchase transaction described above, in January 2013, the Company repurchased 25,000 shares of common stock for an aggregate net purchase price of $87. All shares repurchased were retired.
In July 2014, the Company issued 508,433 shares of Series C Preferred stock to the Bain Investors at $13.7678 per share for gross proceeds of $7,000 to fund working capital requirements.
In April 2015, the Company issued 1,259,965 shares of Series D Preferred stock to certain investors at $19.8418 per share for gross proceeds of $25,000 to fund working capital requirements. The Series D Preferred stock has substantially the same terms as the Series C Preferred stock. Direct costs incurred in connection with this transaction approximated $73, and were accounted for as a reduction in the proceeds of the Series D Preferred stock as a discount. The stock issuance costs are amortized as part of the accretion of the carrying amount of the Series D Preferred stock to its full redemption amount over a 5-year period pursuant to FASB ASC Topic 480-10.
In May 2015, the Company repurchased 10,200 shares of Series A-2 Preferred stock and 127,958 shares of Common Stock for $19.8418 and $17.8577 per share, respectively. Of the common stock repurchased, 90,078 shares were repurchased from employees. Consequently, stock based compensation expense in 2015 includes a charge of $462 representing the amount by which the repurchase price of $17.8577 per share of common stock held by employees exceeded the fair value of common stock estimated to be $12.73 per share at the time the shares were repurchased. All shares repurchased were retired.
The preferred stock equity investments were recorded based on the proceeds received from the sales, which the Company considers to approximate its fair value at the date of each transaction, as agreed between the parties to the transaction.
In June 2016, the Company granted 20,000 restricted stock units (“RSU’s”) to a third party consultant that shall vest in a series of four successive equal bi-annual installments upon the completion of each six months of service over a two-year period from the award date. One share of common stock for each restricted stock unit in which the participant vests in accordance with the vesting schedule, shall be issued.
In March 2016, 7,134 shares of Series A Preferred were issued in connection with the exercise of a warrant issued to an investor in 2009. During 2018, the 7,134 shares of Series A Preferred were transferred from Edison Fund to the same investor group who purchased the Series A shares from Edison Fund.
Series E Preferred Stock Investment
On May 22, 2017, the Company received gross proceeds of $50 million in connection with the issuance of 2,085,549 shares of Series E Preferred Stock, with a 6.5% dividend rate and terms substantially similar to the other Series B, C and D preferred stock, to new third party investors at a price per preferred share of $23.9745, the proceeds of which were partially used to repurchase 706,768 shares of outstanding common stock from employees and third parties at a price per share of $17.98, for cash of $12,707, as approved by the Board of Directors and the Series E

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
holders. Additionally, in connection with the Series E issuance, the Series B and Series C holders agreed to convert their accrued but unpaid dividends into shares of Series E Preferred Stock at a price per share of $23.9745, resulting in the issuance of an additional 361,774 shares of Series E Preferred Stock and the extinguishment of accrued dividends totaling $8,673.
In July, 2017, the Company issued 104,277 shares of Series E Preferred Stock in exchange for $2.5 million (a price of $23.9745 per share) to KeyCorp (“KeyBank”). In August, 2017, the Company issued an additional 104,277 shares of Series E Preferred Stock in exchange for $2.5 million (a price of $23.9745 per share) to Visa (“Visa”).
As of December 31, 2019, a warrant for 14,527 shares of Series C Preferred stock is outstanding related to the issuance of debt to a lender as more fully discussed in Note 8.
Redemption Rights
All outstanding shares of preferred stock shall be redeemed by the Company at a price equal to the applicable original issue price per share plus all cumulative accrued and unpaid dividends thereon (“the Redemption Price”), in eight equal quarterly installments commencing 60 days after receipt of notice of the election at any time on or after the date that is five (5) years from the original issue date of the Series E Preferred Stock, from at least 75% of the aggregate preferred stockholders. On the date of each such installment (“Redemption Date”), the Company shall redeem such preferred stock, on a pro rata basis in accordance with the number of shares of preferred stock owned by each holder. If the Company does not have sufficient funds legally available to redeem on any Redemption Date all shares of preferred stock to be redeemed on such Redemption Date, the Company shall redeem a pro rata portion of each holder’s redeemable shares of such capital stock out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares.
The Company shall redeem the remaining shares as soon as practicable after the Company has funds legally available. If the Company fails for any reason to redeem any shares of preferred stock by the date that is six (6) months following the date that such shares were required to be redeemed (“Subject Shares”), then the dividend rate applicable to such Subject Shares shall thereafter automatically increase to eight percent (8%) per annum.
Additionally, upon certain events related to a deemed liquidation event (e.g. merger, the sale of all of the Company’s assets, change of control, etc.), of which a change of control is considered outside the control of the Company, each holder of preferred stock is effectively entitled to receive an amount equal to the greater of: (1) the applicable original issue price for each share of Series of preferred stock, plus any unpaid accrued dividends or (2) the amounts the holders would have received if all shares of the various Series of preferred stock had been converted into common stock immediately prior to such change of control event.
Dividend Rights
All outstanding shares of preferred stock are entitled to receive dividends at the rate of 6.5% per annum accruing monthly, whether or not declared, and shall be cumulative but not compounding. Additionally, all preferred stock are entitled to participate in dividends paid on the common stock equal to the amount that would have been payable had such share been converted into common stock. As of December 31, 2019, 2018 and 2017, no dividends have been declared on preferred or common stock by the Board of Directors. As of December 31, 2019 and 2018, the accumulated balance of preferred stock dividends undeclared was as follows:
	2019		2018
	Cumulative Dividends	Dividend Rate	Cumulative Dividends	Dividend Rate
Series A	$2,832	1.74	$2,620	1.61
Series A-1	264	1.26	244	1.17
Series A-2	202	0.62	187	0.58

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
	2019		2018
	Cumulative Dividends	Dividend Rate	Cumulative Dividends	Dividend Rate
Series B	4,240	1.47	2,615	0.91
Series C	1,187	2.33	732	1.44
Series D	7,651	6.07	6,026	4.78
Series E	10,743	4.04	6,604	2.49
Total	$27,119		$19,028
Conversion Rights
All outstanding shares of preferred stock are convertible at any time at the option of the holder into common stock at a current ratio of 1:1, subject to certain anti-dilution protections which require adjustments in the conversion ratio if there is a future issuance of common stock without consideration or for a consideration per share less than the applicable conversion price immediately prior to the issuance. Effective upon the issuance of the Series E shares in May 2017, accrued but unpaid preferred dividends are only payable in cash upon conversion to common stock to the holders of the preferred Series A, A-1, A-2 and Series D shares (“Accruing Dividend Preferred Series”), but such accrued preferred dividends are not payable to the holders of the Series B, Series C and Series E Preferred Stock if and when converted to common stock. Additionally, all shares of preferred stock and any accrued but unpaid dividends payable in cash to the Accruing Dividend Preferred Series shareholders are subject to mandatory conversion upon either (a) the closing of the sale of shares of common stock in a public offering resulting in at least $70,000 of gross proceeds at a price per share of common stock of at least $41.3034 per share, or (b) a vote by at least 75% of the shareholders of the preferred stock outstanding.
Liquidation Rights
The holders of all outstanding shares of preferred stock are entitled to liquidation preferences equal to the original purchase price, plus all accrued but unpaid dividends. All series of preferred stock are equal in rank on liquidation preferences and senior to the common stock.
In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment of all preferential amounts to the preferred stock shareholders, the remaining assets of the Company available for distribution shall be distributed among all the holders of the outstanding shares of preferred stock on a pro rata basis based on the number of shares held by each holder, subject to certain additional participation rights of the Series B Preferred shareholders. With respect to the shares of Series B Preferred stock, the holders of Series B Preferred stock shall receive as total preferential payments the greater of (a) $26.0802 per share, subject to anti-dilution provisions, and (b) the amounts the holders would have received if all shares of the Series B Preferred stock had been converted into Common Stock immediately prior to such liquidation event, including any cumulative accrued and unpaid dividends.
Preferred Stock Accounting Treatment
The preferred stock include redemption provisions at the option of the holders of the stock and upon a change of control, which are outside the Company’s control. Therefore, the preferred stock are presented as temporary equity in the mezzanine section of the consolidated balance sheet. The preferred stock have been recorded at their original issue price, net of issuance costs. The preferred stock are subject to accretion from their carrying value at the issuance date to their redemption price, which is based on the redemption right of the holders that may be exercised any time on or after the date that is five (5) years from the original issue date of the Series E Preferred Stock, using the effective interest method over five (5) years. Such accretion includes: (1) the accrual of dividends not currently declared or paid, but that may be payable upon redemption and (2) the amortization of any unamortized stock issuance costs related to the preferred stock.
The Company did not adjust the carrying values of the preferred stock to the liquidation values associated with a Liquidation Event as a Liquidation was not considered probable at either of the reporting dates. Subsequent

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a Liquidation Event will occur.
The carrying value and liquidation preference (including cumulative unpaid dividends) of each series of preferred stock is as follows as of December 31 of each year:
	2019
	Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	1,626,343	1,626,343	$6,237	$6,237
Series A-1	208,846	208,846	571	571
Series A-2	325,263	325,263	433	433
Series B	2,875,755	2,875,755	29,240	29,240
Series C	522,960	508,433	8,187	8,187
Series D	1,259,965	1,259,965	32,647	32,651
Series E	2,655,879	2,655,877	73,043	74,416
Total	9,475,011	9,460,482	$150,358	$151,735
	2018
	Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	1,626,343	1,626,343	$6,025	$6,025
Series A-1	208,846	208,846	551	551
Series A-2	325,263	325,263	418	418
Series B	2,875,755	2,875,755	27,615	27,615
Series C	522,960	508,433	7,729	7,732
Series D	1,259,965	1,259,965	31,008	31,026
Series E	2,655,879	2,655,877	68,330	70,277
Total	9,475,011	9,460,482	$141,676	$143,644
10.	Incentive Compensation Plans
Incentive Compensation Plans
The Company adopted the 2003 Stock Incentive Plan, as amended and reapproved (together, the “2003 Plan”). The 2003 Plan provides for the granting of stock based awards, including options and restricted stock to its employees, directors, advisers and consultants. The Board of Directors of the Company administers the 2003 Plan, awards grants and determines the terms of such grants at its discretion.
In 2014, the 2003 Plan expired and the Company adopted the 2014 Incentive Compensation Plan (the “2014 Plan”). The Board of Directors of the Company shall administer the 2014 Plan until such time as an underwriting agreement is executed and priced in connection with an initial public offering of the common stock of the Company (Underwriting Date). Effective on the Underwriting Date, a committee of independent directors shall have the exclusive authority to administer the 2014 Plan, and the number and/or value of the awards granted and/or exercisable become subject to certain limitations. Additionally, upon a change of control, vesting and exercisability of the awards may be accelerated, subject to certain restrictions.
The 2014 Plan specifies three separate equity incentive programs:
1.	Discretionary Grant Program under which eligible persons may be granted options to purchase shares of Common Stock or stock appreciation rights tied to the value of such Common Stock.
a.
Incentive options may only be granted to employees. The aggregate fair market value of the shares of common stock (determined as of the grant date) that may for the first time become exercisable during

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
any one calendar year shall not exceed $100,000. If any Employee to whom an Incentive Option is granted is a 10% Stockholder, then the exercise price per share shall not be less than 110% of the Fair Market Value per share of Common Stock on the option grant date, and the option term shall not exceed 5 years measured from the option grant date. The Company granted incentive stock options under the 2014 Plan during 2018 and 2019.
b.	Two types of stock appreciation rights are authorized for issuance; however, there were no stock appreciation rights granted during 2018 and 2019.
i.
Tandem stock appreciation rights (“Tandem Rights”), which allow the holders to elect between the exercise of the underlying option for shares of Common Stock or the surrender of that option in exchange for a distribution from the Company in an amount equal to the excess of (i) the Fair Market Value (on the option surrender date) of the number of shares in which the holder is at the time vested under the surrendered option (or surrendered portion thereof) over (ii) the aggregate exercise price payable for such vested shares, and

ii.
Stand-alone stock appreciation rights (“Stand-alone Rights”), which relate to a specified number of shares of Common Stock and are exercisable upon such terms and conditions as the Plan Administrator may establish. Upon exercise of the Stand-alone Right, the holder shall be entitled to receive a distribution from the Company in an amount equal to the excess of (i) the aggregate Fair Market Value (on the exercise date) of the shares of Common Stock underlying the exercised right over (ii) the aggregate base price in effect for those shares.

2.
Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock pursuant to restricted stock awards, restricted stock units or other stock based awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones, or such shares of Common Stock may be issued through direct purchase or as a bonus for services rendered to the Company (or any Parent or Subsidiary). There were no shares of Common Stock issued in 2018 or 2019 pursuant to the Stock Issuance Program, only the 20,000 RSU’s granted in 2016 have been issued pursuant to this program.

3.
Incentive Bonus Program under which eligible persons may, at the discretion of the Plan Administrator, be provided with incentive bonus opportunities through performance unit awards and special cash incentive programs tied to the attainment of pre-established performance milestones. There were no awards granted in 2018 or 2019 pursuant to the Incentive Bonus Program.

The stock issuable under the 2014 Plan shall be shares of authorized but unissued or reacquired Common Stock, including treasury shares and shares repurchased by the Company on the open market. The number of shares of Common Stock reserved for issuance over the term of the Plan was initially limited to 366,164 shares, but was subsequently increased by 275,000 shares in July 2015 to a limit of 641,164 shares, and further increase by 130,000 shares in October 2016 to an aggregate total of 771,164 shares. In May 2017, Board of Directors and shareholders approved an increase in the number of shares of Common Stock available for issuance under the 2014 Plan by an additional 165,000 shares, for an aggregate total of 936,164 shares and on August 1, 2017, approved an additional increase of 350,000 shares reserved for issuance to an aggregate total of 1,286,164 shares During 2019, the Board of Directors of the Company increased the authorized shares to be issued pursuant to the 2014 Plan by an additional 200,000 shares, to a total of 1,486,164 shares which were subsequently approved by shareholders.
The number of shares of Common Stock available for issuance under the 2014 Plan shall automatically increase in connection with any public offering of new shares of Common Stock following the Underwriting Date by an amount equal to four percent (4%) of the total number of shares of Common Stock issued in connection with such offering. The maximum number of shares of Common Stock that may be issued pursuant to Incentive Options granted under the 2014 Plan shall not exceed the maximum approved shares. Such share limitation shall automatically be increased on the first trading day in January each calendar year by the number of shares of Common Stock added to the share reserve on that day.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
Shares of Common Stock subject to outstanding awards made under the 2014 Plan shall be available for subsequent issuance under the 2014 Plan to the extent those awards are forfeited or cancelled for any reason prior to the issuance of the shares of Common Stock subject to those awards. Such shares shall be added back to the number of shares of Common Stock reserved for award and issuance under the Plan.
Stock Options
In accordance with FASB ASC Topic 718, the Company uses the Black-Scholes option pricing model to determine the fair market value of the stock options on the grant dates for all share awards. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions to determine the fair market value of stock based awards, including the deemed fair market value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants. The value of the award is recognized as expense over the requisite service periods on a straight-line basis in the Company’s Statements of Operations and Comprehensive Loss, and reduced for estimated forfeitures as applicable. FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock option awards typically vest over two to four years and have a maximum term of ten years.
A summary of the stock option activity during 2019 and related options outstanding and exercisable from both the 2003 Plan and 2014 Plan are as follows:
	Shares	Weighted- Average Exercise Price	Remaining Contractual Life (Years)
Options, outstanding, December 31, 2017	1,518,905	$8.72	6.8
Granted	590,530	16.56
Exercised	(41,307)	3.05
Expired	(326,110)	13.37
Options, outstanding, December 31, 2018	1,742,018	$10.64	6.4
Granted	244,912	24.03
Exercised	(203,013)	5.55
Expired	(171,717)	17.05
Options outstanding, December 31, 2019	1,612,200	$12.63	6.0
Options vested and expected to vest, December 31, 2019	1,515,165	12.28	5.8
Options exercisable, December 31, 2019	1,104,668	10.26	4.9
In June 2016, the Company granted 20,000 restricted stock units (“RSU’s”) to a third party consultant that shall vest in a series of four successive equal bi-annual installments upon the completion of each six months of service over a two-year period from the award date. One share of common stock for each restricted stock unit in which the participant vests in accordance with the vesting schedule, shall be issued. The fair value of the RSU’s of $10.67 per RSU, or $213, is being recognized as operating expense over the two year vesting period. As of December 31, 2018, the RSU is fully vested.
The determination of the fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:
	2019	2018	2017
Risk-free interest rate	1.7% - 2.6%	2.7% - 3.1%	2.0% - 2.3%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company’s common stock	37.8% - 40.0%	33.8% - 41.9%	40.5% - 46.4%
Expected life of option	6.85 years	7.07 years	7.06 years

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
The weighted average grant-date fair value of the options granted in 2019 and 2018 and 2017 was $10.51, $7.67 and $6.77 per share, respectively. The total intrinsic values of options exercised during the years ended December 31, 2019, 2018 and 2017 was $3,427, $611 and $1,970, respectively. Cash received from options exercised for the years ended December 31, 2019, 2018 and 2017 was $1,127, $126 and $482 respectively.
As of December 31, 2019, there was approximately $2,960 of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 2.44 years. At December 31, 2019, an aggregate of 181,355 shares were authorized for future grants under the Company’s 2014 stock option plan.
The Company included stock compensation expense related to all of the Company’s stock option awards in various expense categories for the years ended December 31, 2019, 2018 and 2017 as follows:
	2019	2018	2017
Cost of subscription, transaction and services revenue	$133	$114	$114
Research and development	384	239	190
Sales and marketing	296	347	438
General and administrative	1,301	1,096	763
	$2,114	$1,796	$1,505
11.	Income Taxes
The (provision) benefit for income taxes consists of the following:
	2019	2018	2017
Current:
Federal	$44	$—	$—
State	(12)	(17)	(7)
	32	(17)	(7)
Deferred:
Federal	(138)	(72)	1,436
State	(54)	20	(20)
	(192)	(52)	1,416
(Provision) benefit for income taxes	$(160)	$(69)	$1,409
The difference between the (provision) benefit for income taxes and the amount computed by applying the statutory federal income tax rate of 21%, 21% and 35% in 2019, 2018 and 2017, respectively, to loss before income taxes is as follows:
	2019	2018	2017
Statutory rate applied to pre-tax loss	$4,755	$3,814	$6,194
Permanent items	(115)	(79)	(86)
Stock compensation related expenses	(274)	(103)	(244)
TCJA - Corporate tax rate adjustment	(2)	—	(4,628)
State taxes	290	1,226	1,305
Valuation allowance	(4,816)	(4,930)	(1,133)
Other	2	3	1
(Provision) benefit for income taxes	$(160)	$(69)	$1,409

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
The significant components of the Company’s deferred tax assets and liabilities are as follows:
	2019	2018
Deferred tax assets:
Compensation and bonuses	$986	$517
Intangible assets	2,355	2,173
Stock based compensation	375	375
Accrued expenses and other	184	240
Net operating loss carryforwards	18,937	13,691
Unearned revenue	2,575	1,973
Other carryforwards	23	64
Interest expense limitation (163j)	534	153
Deferred rent	578	522
Valuation allowance	(19,717)	(14,900)
Deferred tax assets, net of valuation allowance	$6,830	$4,808
Deferred tax liabilities:
Deferred implementation costs	$(2,624)	$(1,619)
Fixed assets	(2,953)	(2,257)
Goodwill	(1,825)	(1,310)
Deferred tax liabilities	$(7,402)	$(5,186)
Total deferred taxes	$(572)	$(378)
The Company has evaluated the need for a valuation allowance on a jurisdiction by jurisdiction basis. The Company has considered all available evidence, both positive and negative, and based upon the weight of the available evidence, a valuation allowance has been recorded against the net deferred tax assets since the Company cannot be assured that, more likely than not, such amounts will be realized. In addition, utilization of these net operating loss and tax credit carryforwards is dependent upon achieving profitable results. The change in valuation allowance for deferred taxes was an increase of approximately $4,817, $4,930 and $1,133 during the years ended December 31, 2019, 2018 and 2017, respectively, primarily due to the increase in net operating loss carryforwards.
At December 31, 2019, the Company has Federal net operating loss carryforwards of approximately $72,862. Of the total net operating loss carryforwards, $40,163 do not expire, and the remaining carryforwards begin to expire in 2034 if not used prior to that time.
The Company is subject to taxation in the United States and various states. As of December 31, 2019, the Company’s tax returns for 2016, 2017, and 2018 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2019, the Company is no longer subject to examinations by income tax authorities from U.S. federal, state, or other jurisdictions for years before 2016.
Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset federal taxable income and federal tax liabilities when a corporation has undergone significant changes in its ownership. If the Company experiences an ownership change as a result of future events, the use of tax attributes may be limited.
12.	Commitments and Contingencies
Lease Commitments
The Company rents its facilities and some equipment under operating and capital lease agreements. The capital leases have stated or implied interest rates between 5.0% and 10.6% and maturity dates through April 2026. The equipment financed under the capital leases serves as collateral, and certain leases contain casualty loss values if the equipment is not returned in working order at the end of the lease term.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
In August 2017, the Company entered into a 15 year, 6 month lease agreement, as amended, with a landlord for a new Company headquarters that consists of 88,759 square feet of office space, located in Lawrenceville, New Jersey. The Company determined that the lease qualifies for treatment as an operating lease pursuant to ASC 840. In addition, pursuant to ASC 840, the Company determined that it did not meet any of the requirements of build-to-suit lease accounting and the Company was not considered to be the owner of an asset during the construction period as the Company did not have substantially all of the construction period risks and the respective leasehold improvements were determined to be normal tenant improvements. The Company has incurred and capitalized approximately $5.7 million related to leasehold improvements, furniture and fixtures, and computer equipment as of December 31, 2018, associated with this new leased headquarters facility. Furthermore, as part of the lease, the landlord paid for approximately $5.8 million of costs and related improvements in 2018 to modify the existing space to meet the Company’s requirements in the existing 88,759 square feet of space subject to the lease agreement, as amended. This landlord lease incentive of $5.8 million was recorded as an asset and other long term liability as of the date the lease commenced and is being amortized over the estimated life of 15 years, and the long term liability is being recognized a lease incentive and reducing rent expense over the same period of time.
The lease contains an option to lease up to 61,000 additional square feet, starting six years and six months after lease commencement. In connection with entering into the lease, the Company issued a letter of credit under its Credit Agreement in favor of the landlord in the amount of $2,725 as an additional security deposit.
The term of this lease is 15 years and 6 months subject to early termination if (i) there is not sufficient space for expansion beyond the initial space, starting 6 years and 6 months after lease commencement, which will require an early termination payment that declines from $7.5 million at such date by $650 per year after such date, or (ii) upon advance notice by the Company, at 12 years and 6 months after lease commencement, which will require an early termination payment of $3.6 million. Additionally, the lease contains two extension periods of 5 years each. The lease commenced in June 2018, with a monthly lease rate (excluding taxes and operating expenses) in the initial year of $226, effective after an initial free rent period of six months. The base rent increases each year thereafter up to $281 per month in months 181 through 186 of the lease. The Company is expensing this rent on a straight-line basis over the initial term of the lease, including the free rent period.
Future minimum lease payments under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2019 and expire through 2033 are as follows:
Year ending December 31,	Operating Leases	Capital Leases
2020	$4,686	$282
2021	4,773	209
2022	4,595	38
2023	4,378	—
2024	4,089	—
Thereafter	35,014	—
Total minimum lease payments	$57,535	$529
Less amounts representing interest		(28)
Present value of lease payments		501
Less current portion		(260)
Long-term portion of minimum lease payments		$241
Total rent expense for the years ended December 31, 2019, 2018 and 2017 amounted to $5,105, $4,226, and $2,754 respectively.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
Purchase Commitments
The Company enters into purchase commitments with certain vendors to secure pricing for paper, envelopes and similar products necessary for its operations. As of December 31, 2019, the balance remaining under such purchase orders approximated $503.
Legal Contingencies, Claims and Assessments
During the normal course of business, the Company is occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated, including for indemnifications with customers or other parties as a result of contractual agreements.
At December 31, 2019, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. Based upon the Company’s experience, current information and applicable law, it does not believe it is reasonably possible that any proceedings or possible related claims will have a material effect on its financial statements.
13.	Defined Contribution Benefit Plan
The Company sponsors a 401(k) defined contribution benefit plan. Participation in the plan is available to substantially all employees. Company contributions to the plan are discretionary. Starting in 2007, the Company made matching contributions of one-third of the first 6% of employee contributions, which totaled $1,250, $998, and $853 for the years ended December 31, 2019, 2018 and 2017, respectively, and are subject to vesting requirements over four years related to continuing employment.
14.	Segment Information
The Company has determined that it has two reportable segments - Print and Software/Payments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”) who reviews discrete financial and other information presented for print services and software and payment services for purposes of allocating resources and evaluating the Company’s financial performance. The Company evaluates the operating performance of its segments based on financial measures such as revenue, cost of revenue, and gross profit.
Print – The Print segment is primarily responsible for printing customer invoices and optimizing the amount of time and costs associated with billing customers via mail.
Software and Payments – The Software and Payments segment primarily operates using software and cloud based services, optimizes the electronic invoice presentment, electronic payments, credit decisioning, collections automation, cash application and deduction management, and eCommerce of B2B customers.
Given the nature of the Company’s business, the amount of assets does not provide meaningful insight into the operating performance of the Company. As a result, the amount of the Company’s assets is not subject to segment allocation and total assets are not included within the disclosure of the Company’s segment financial information.
All of the revenues shown below in the reportable segments is revenue from external customers, there is no revenue from transactions with other operating segments.
The following tables include a reconciliation of revenue, cost of revenue, and segment gross profit to loss before income taxes. “All other” represents implementation, services and other business activities which are not reviewed by CODM on regular basis.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
The Company’s segment information is as follows:
	December 31, 2019
	Print	Software and Payments	All other	Total
Revenues:
Subscription and transaction	$20,612	$68,864	$—	$89,476
Services and other	—	—	6,984	6,984
Subscription, transaction and services	20,612	68,864	6,984	96,460
Reimbursable costs	40,008	—	—	40,008
Total revenues	60,620	68,864	6,984	136,468

Cost of Revenues:
Cost of subscription, transaction and services revenue	9,642	11,900	10,473	32,015
Cost of reimbursable costs	40,008	—	—	40,008
Total cost of revenues, excluding depreciation and amortization	49,650	11,900	10,473	72,023

Segment gross profit - subscription, transaction and services	10,970	56,964	(3,489)	64,445
Segment gross profit - reimbursable costs	—	—	—	—
Total segment gross profit, excluding depreciation and amortization	$10,970	$56,964	$(3,489)	$64,445

Total segment gross margin, excluding depreciation and amortization	18.1%	82.7%	(50.0)%	47.2%
Segment gross margin - subscription, transaction and services	53.2%	82.7%	(50.0)%	66.8%

Unallocated amounts:
Sales and marketing				$22,098
Research and development				34,285
General and administrative				23,297
Depreciation and amortization				5,881
Interest income				(1)
Interest expense				1,507
Other (income)/expense, net				21
Loss before income taxes				(22,643)
	December 31, 2018
	Print	Software and Payments	All other	Total
Revenues:
Subscription and transaction	$21,120	$53,605	$—	$74,725
Services and other	—	—	4,846	4,846
Subscription, transaction and services	21,120	53,605	4,846	79,571
Reimbursable costs	40,944	—	—	40,944
Total revenues	62,064	53,605	4,846	120,515

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
	December 31, 2018
	Print	Software and Payments	All other	Total
Cost of Revenues:
Cost of subscription, transaction and services revenue	10,517	8,271	7,779	26,567
Cost of reimbursable costs	40,944	—	—	40,944
Total cost of revenues, excluding depreciation and amortization	51,461	8,271	7,779	67,511

Segment gross profit - subscription, transaction and services	10,603	45,334	(2,933)	53,004
Segment gross profit - reimbursable costs	—	—	—	—
Total segment gross profit, excluding depreciation and amortization	$10,603	$45,334	$(2,933)	$53,004

Total segment gross margin, excluding depreciation and amortization	17.1%	84.6%	(60.5)%	44.0%
Segment gross margin - subscription, transaction and services	50.2%	84.6%	(60.5)%	67.0%

Unallocated amounts:
Sales and marketing				$21,677
Research and development				23,606
General and administrative				18,743
Depreciation and amortization				6,040
Interest income				(136)
Interest expense				814
Other (income)/expense, net				422
Loss before income taxes				$(18,162)
	December 31, 2017
	Print	Software and Payments	All other	Total
Revenues:
Subscription and transaction	$21,266	$43,746	$—	$65,012
Services and other	—	—	3,790	3,790
Subscription, transaction and services	21,266	43,746	3,790	68,802
Reimbursable costs	41,384	—	—	41,384
Total revenues	62,650	43,746	3,790	110,186

Cost of Revenues:
Cost of subscription, transaction and services revenue	11,170	6,710	7,237	25,117
Cost of reimbursable costs	41,384	—	—	41,384
Total cost of revenues, excluding depreciation and amortization	52,554	6,710	7,237	66,501

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
	December 31, 2017
	Print	Software and Payments	All other	Total
Segment gross profit - subscription, transaction and services	10,096	37,036	(3,447)	43,685
Segment gross profit - reimbursable costs	—	—	—	—
Total segment gross profit, excluding depreciation and amortization	$10,096	$37,036	$(3,447)	$43,685

Total segment gross margin, excluding depreciation and amortization	16.1%	84.7%	(90.9)%	39.6%
Segment gross margin - subscription, transaction and services	47.5%	84.7%	(90.9)%	67.0%

Unallocated amounts:
Sales and marketing				$20,637
Research and development				19,564
General and administrative				15,526
Depreciation and amortization				5,439
Interest income				(196)
Interest expense				812
Other (income)/expense, net				121
Loss before income taxes				$(18,218)
15.	Related Party Transactions
The Company has an ongoing commercial relationship with a customer, who has an executive who is also on the Company’s board of directors, which purchases certain of the Company’s services. This related party customer generated total revenues of approximately $248, $188 and $156 for the years ended December 31, 2019, 2018 and 2017, respectively.
The Company has several agreements with a portfolio company of one of the Company’s preferred shareholders who also has a representative on the Company’s board of directors (“Portfolio Company”). The Company incurred expenses to the Portfolio Company of approximately $57, $60 and $30 related to these agreements for the years ended December 31, 2019, 2018 and 2017, respectively.
16.	Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued to provide additional evidence relative to certain estimates or identify matters that require additional disclosures. The Company has evaluated subsequent events through October 26, 2020 , which is the date the financial statements were available to be issued. The company is not aware of any subsequent events which would require recognition or disclosure in the financial statements except as discussed above.
On January 17, 2020, the Company entered into a Financing Agreement with TPG Specialty Lending, Inc. (“TSL”) as administrative agent and lender and Wells Fargo Bank, N.A. (“Wells”, and with TSL, the “2020 Lenders”) for a $72.5 million facility, secured by substantially all the assets of the Company. In connection therewith, the outstanding Term Loan and Revolver under the PacWest Bank Credit Agreement of $28.3 million was paid in full along with related interest and all liens released. Existing Letters of Credit of $3,154 issued by PacWest Bank remained outstanding and were collateralized by cash of $3,274 which will be treated as restricted cash until the underlying Letters of Credit are released.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
The Financing Agreement consisted of the following facilities, all of which mature on January 17, 2025 (“Maturity Date”):
(i)
an Initial Term Loan of $45.0 million, which was drawn at closing and used to pay off the PacWest Bank Credit agreement. Principal payments on the Initial Term Loan are due in equal installments of 0.25% of the initial principal amount commencing June 30, 2020 and on the last business day of each quarter thereafter, with the remaining amount due on the Maturity Date

(ii)
a Delayed Draw Term Loan (“DDTL”) of up to $20.0 million, which is available to draw in minimum increments through July 17, 2021, which after drawn, cannot be repaid without permanently reducing the amount available. Principal payments on the DDTL are due in equal payments of 0.25% of the principal amount as of July 17, 2021 commencing on September 30, 2021 and on the last business day of each quarter thereafter, with the remaining amount due on the Maturity Date. The amount available to borrow under the DDTL is limited to (a) 0.75 times the most recent quarter’s annualized recurring revenue (“ARR” which includes all transaction or subscription revenues during a quarter under contracts for which the customer has not provided formal notice of cancellation, multiplied by four), less (b) the amount of the existing Initial Term Loan and DDTL currently outstanding.

(iii)
a Revolving Commitment facility (“Revolver”) of $7.5 million, including a sub-limit of up to $4.0 million for issuing additional letters of credit. The Revolver may be repaid and re-borrowed until the Maturity Date.

The Initial Term Loan and DDTL may be prepaid from time to time by the Company. Once an amount is prepaid, it may not be reborrowed except for the Revolver. Prepayments are subject to a premium on the principal amount repaid of 3.0% in the first 24 months (2.25% in months 13 through 24 if a change in control occurs, as defined); 1.0% in months 25 to 36, and 0% thereafter. Mandatory prepayments are required upon the occurrence of certain events, including asset sales, receipt of certain insurance proceeds, issuance of debt, or 50% of the Excess Cash Flow, as defined, related to any calendar year, payable the following year.
The Company incurred certain fees to the Lenders in connection with the 2020 Financing Agreement, including an upfront facility fee of 1.50% of the principal amount of the Initial Term Loan and Revolver, and 0.75% of the DDTL (with another 0.75% due upon funding the DDTL), and legal and due diligence costs of the 2020 Lenders and the Company. On a quarterly basis, a commitment fee of 0.50% per annum is payable to the 2020 Lenders on the unfunded amount of the Revolver and DDTL, computed on a daily basis. Interest is incurred on the 2020 Financing Agreement based on the Company’s periodic election of either:
(i)
LIBOR (or equivalent) rate, for a 1 month, 2 month or 3 month period, at an interest rate per annum of the relevant LIBOR rate for the selected period, with a floor of 1.50%, plus the Applicable Margin of 7.00% per annum. The minimum rate for LIBOR loans is 8.50%.

(ii)
Base Rate - defined as the greater of (a) the Prime rate, (b) the Federal Funds Effective Rate plus ½ of 1%, (c) the Adjusted LIBOR Rate, or (d) 4.00%, plus the Applicable Margin of 6.00% per annum. The minimum rate for Base Rate loans is 10.00%.

The Financing Agreement contains typical reporting and related covenants, as well as financial covenants. The financial covenants based on the most recent quarter’s annualized recurring revenue, which increases from $78.0 million as of March 31, 2020 to $125.0 million as of December 31, 2023 through the Maturity Date. Additionally, there is a Minimum Liquidity covenant based on the unrestricted cash balance plus availability under the Revolver, which must exceed the greater of (i) $5.0 million or (ii) the Cash Burn, as defined, for the prior six month period as of the last quarterly reporting date. The Minimum Liquidity covenant contains a provision whereby any potential default can be cured within ten days by including in the amount of Minimum Liquidity (i) a cash equity contribution or (ii) borrowing on the DDTL facility up to $4.0 million in aggregate up to two times in a year.

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
On February 5, 2020, the Board of Directors of the Company increased the authorized shares to be issued pursuant to the 2014 Plan by an additional 500,000 shares, for a total of 1,986,164 shares. An increase of an additional 200,000 shares were authorized to be issues on May 12, 2020, for a total of 2,186,164 shares in connection with an additional grant to substantially all employees.
In March 2020, the United States (US) declared a State of National Emergency due to the COVID-19 outbreak. In addition, many jurisdictions in the US have limited, and are considering to further limit, social mobility and gathering. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public establishments. The Company’s business continues to operate despite the disruption of many business operations in the US and its decision to require employees to work from remote locations. Although Billtrust has not experienced significant business disruptions thus far from the COVID-19 pandemic, Billtrust saw its transaction fees, including those in the print segment, decrease year over year for certain customers most acutely in the April and May 2020. Billtrust is unable to predict the full impact that the COVID-19 pandemic will have on its future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic, the actions that may be taken by government authorities across the US, the impact to its customers, employees and suppliers, and other factors.
Some of Billtrust’s customers have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. The COVID-19 pandemic has caused Billtrust to modify its business practices (including employee travel and cancellation of physical participation in meetings, events and conferences), all of its employees are currently working remotely, and it may take further actions as may be required by government authorities or that Billtrust determines are in the best interests of its employees and customers. These modified business practices have led to expense reductions in personnel and marketing related costs. The extent of this business disruption on Billtrust’s operational and financial performance will depend on these developments and the duration and spread of the outbreak, all of which are uncertain and cannot be predicted.
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, technical corrections to tax depreciation methods for qualified improvement property, and appropriate of funds for the SBA Paycheck Protection Program. The Company, through its outsourced payroll provider, has elected to defer employer side social security payments effective as of April 2020, and expects to pay such amounts when due in 2021. We continue to assess the impact that COVID-19 may have on our business. Currently, we are unable to determine the impact that the CARES Act, and/or COVID-19 will have on our financial condition, results of operations, or liquidity.
Business Combination Agreement
On October 18, 2020, South Mountain Merger Corp., a Delaware corporation (“South Mountain”), BT Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of South Mountain (“First Merger Sub”), BT Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of South Mountain (“Second Merger Sub”) and the Company (“Billtrust”), entered into a Business Combination Agreement (the “BCA”), pursuant to which (i) First Merger Sub will be merged with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (the “Surviving Corporation”) and (ii) as soon as reasonably practical after consummation of the First Merger, but no later than ten (10) days following consummation of the First Merger, the Surviving Corporation will be merged with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of South Mountain (such Mergers, collectively with the other transactions described in the BCA, the “Business Combination”).
In connection with the execution of the BCA, on October 18, 2020, South Mountain entered into separate subscription agreements (the “Subscription Agreements”) with a number of investors (the “PIPE Investors”),

Factor Systems, Inc. (dba Billtrust)

Notes to Financial Statements
(Amounts in thousands, except per share and share data)
pursuant to which the PIPE Investors have agreed to purchase, and South Mountain has agreed to sell to the PIPE Investors, an aggregate of 20,000,000 shares of South Mountain Class A Common Stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $200 million, in a private placement (the “PIPE Financing”).
The Business Combination and PIPE Financing are expected to close by the first quarter of 2021. The Business Combination will be accounted for as a reverse recapitalization in accordance with US GAAP. Under this method of accounting, South Mountain will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Billtrust will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Billtrust (i.e., a capital transaction involving the issuance of stock by South Mountain for the stock of Billtrust). Accordingly, the assets, liabilities and results of operations of Billtrust will become the historical financial statements of New Billtrust, and South Mountain’s assets, liabilities and results of operations will be consolidated with Billtrust beginning on the acquisition date.

Factor Systems, Inc. (dba Billtrust)
Condensed Balance Sheets (Unaudited)
(Amounts in thousands, except per share and share data)
	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$7,164	$4,736
Restricted cash	3,276	—
Customer funds	20,726	21,126
Accounts receivable, net of allowance for doubtful accounts of $238 and $409, respectively	19,690	19,658
Prepaid expenses	4,564	3,368
Deferred implementation, commission and other costs, current	4,894	4,751
Other current assets	1,001	851
Total current assets	61,315	54,490
Property and equipment, net	17,886	18,285
Goodwill	36,956	36,956
Intangible assets, net	10,647	11,760
Deferred implementation and commission costs, non-current	8,124	7,887
Other assets	983	1,318
Total assets	$135,911	$130,696
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Customer funds payable	$20,726	$21,126
Current portion of debt and capital lease obligations, net of deferred financing costs	453	876
Accounts payable	2,143	3,303
Accrued expenses and other	14,251	14,378
Deferred revenue	10,622	11,868
Other current liabilities	991	1,148
Total current liabilities	49,186	52,699
Long-term debt and capital lease obligations, net of current portion and deferred financing costs	43,451	28,142
Customer postage deposits	10,569	10,455
Deferred revenue, net of current portion	15,750	13,200
Deferred taxes	681	572
Other long-term liabilities	8,394	9,162
Total liabilities	$128,031	$114,230
Commitments and contingencies (Note 12)
Redeemable convertible preferred stock:
Redeemable Preferred stock, Series A, $0.001 par value, 2,160,452 shares authorized; 2,160,452 shares issued and outstanding at June 30, 2020 and December 31, 2019	7,365	7,241
Redeemable Preferred stock, Series B, $0.001 par value, 2,875,755 shares authorized; 2,875,755 shares issued and outstanding at June 30, 2020 and December 31, 2019	30,052	29,240
Redeemable Preferred stock, Series C, $0.001 par value, 522,960 shares authorized; 508,433 shares issued and outstanding at June 30, 2020 and December 31, 2019	8,415	8,187
Redeemable Preferred stock, Series D, $0.001 par value, 1,259,965 shares authorized; 1,259,965 shares issued and outstanding at June 30, 2020 and December 31, 2019	33,463	32,647
Redeemable Preferred stock, Series E, $0.001 par value, 2,655,879 shares authorized; 2,655,877 shares issued and outstanding at June 30, 2020 and December 31, 2019	75,401	73,043
Total redeemable convertible preferred stock	154,696	150,358
Stockholders' deficit:
Common stock, $0.001 par value, 16,594,857 and 15,894,857 shares authorized; 4,364,378 and 4,321,176 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	5	5
Additional paid-in capital	13,346	11,933
Accumulated deficit	(160,167)	(145,830)
Total stockholders’ deficit	(146,816)	(133,892)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$135,911	$130,696
See accompanying notes to condensed financial statements.

Factor Systems, Inc. (dba Billtrust)
Condensed Statements of Operations and Comprehensive Loss (Unaudited)
(Amounts in thousands)
Six Months Ended June 30,	2020	2019
Revenues:
Subscription, transaction and services	$50,170	$45,066
Reimbursable costs	18,566	20,148
Total revenues	68,736	65,214
Cost of revenues:
Cost of subscription, transaction and services	15,523	15,601
Cost of reimbursable costs	18,566	20,148
Total costs of revenues, excluding depreciation and amortization	34,089	35,749
Operating expenses:
Research and development	18,162	16,126
Sales and marketing	11,551	11,390
General and administrative	10,119	10,832
Depreciation and amortization	2,821	2,726
Total operating expenses	42,653	41,074
Loss from operations	(8,006)	(11,609)
Other income (expense):
Interest income	17	1
Interest expense	(2,285)	(569)
Other income (expense), net	392	—
Total other income (expense)	(1,876)	(568)
Loss before income taxes	(9,882)	(12,177)
(Provision) Benefit for income taxes	(117)	(97)
Net loss and comprehensive loss	$(9,999)	$(12,274)
See accompanying notes to condensed financial statements.

Factor Systems, Inc. (dba Billtrust)
Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (Unaudited)
(in thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2019	9,460,482	$150,358	4,321,176	$5	$11,933	$(145,830)	$(133,892)
Cumulative preferred stock dividends	—	4,046	—	—	—	(4,046)	(4,046)
Accretion of preferred stock to redemption value	—	292	—	—	—	(292)	(292)
Stock based compensation from option grants	—	—	—	—	1,161	—	1,161
Exercise of stock options	—	—	43,202	—	252	—	252
Net loss	—	—	—	—	—	(9,999)	(9,999)
Balance, June 30, 2020	9,460,482	$154,696	4,364,378	$5	$13,346	$(160,167)	$(146,816)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2018	9,460,482	$141,676	4,118,163	$5	$8,692	$(116,253)	$(107,556)
Adjustment from the adoption of ASC 606	—	—	—	—		1,908	1,908
Balance, January 1, 2019	9,460,482	141,676	4,118,163	5	8,692	(114,345)	(105,648)
Cumulative preferred stock dividends	—	4,046	—	—	—	(4,046)	(4,046)
Accretion of preferred stock to redemption value	—	297	—	—	—	(297)	(297)
Stock based compensation from option grants	—	—	—	—	887	—	887
Exercise of stock options	—	—	138,611	—	559	—	559
Net loss	—	—	—	—		(12,274)	(12,274)
Balance, June 30, 2019	9,460,482	$146,019	4,256,774	$5	$10,138	$(130,962)	$(120,819)
See accompanying notes to condensed financial statements.

Factor Systems, Inc. (dba Billtrust)
Condensed Statements of Cash Flows (Unaudited)
(Amounts in thousands)
For the Six Months Ended June 30,	2020	2019
Operating activities:
Net loss	$(9,999)	$(12,274)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,821	2,726
Provision for bad debts	20	35
Amortization of Debt Discount	161	52
Stock based compensation expense	1,161	887
Change in fair value of contingent consideration liability	(406)	—
Deferred income taxes	109	95
Changes in operating assets and liabilities:
Accounts receivable	(53)	(915)
Prepaid expenses	(1,196)	(364)
Other assets (current and non-current)	184	(343)
Accounts payable	(1,160)	1,263
Accrued expenses	(127)	2,090
Deferred revenue	1,305	1,786
Deferred implementation, commissions and other costs	(380)	(543)
Other liabilities (current and non-current)	122	127
Net cash used in operating activities	(7,438)	(5,378)
Investing activities:
Purchase of business	—	(6,335)
Capitalized software development	(387)	(632)
Purchases of property and equipment	(923)	(1,654)
Net cash used in investing activities	(1,310)	(8,621)
Financing activities:
Issuance of long-term debt	45,000	—
Financing costs paid upon issuance of long-term debt	(1,446)	—
Proceeds from line of credit	3,000	14,950
Repayments of line of credit	(3,000)	(1,000)
Payments on long-term debt	(28,696)	(1,667)
Payments on capital lease obligations	(134)	(132)
Proceeds from exercise of stock options	252	559
Payments of deferred purchase consideration	(524)	—
Net cash provided by financing activities	14,452	12,710
Net increase (decrease) in cash, cash equivalents and restricted cash	5,704	(1,289)
Cash, cash equivalents, and restricted cash at beginning of year	4,736	3,395
Cash, cash equivalents, and restricted cash at end of year	$10,440	$2,106
Reconciliation of cash, cash equivalents, and restricted cash to the condensed consolidated balance sheets
Cash and cash equivalents	$7,164	$2,106
Restricted cash	3,276	—
Total cash, cash equivalents, and restricted cash	$10,440	$2,106
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$2,078	$476
Cash paid for income taxes	$8	$2
Noncash Investing & Financing Activities:
Fixed assets purchased under capital lease obligation	$—	$106
Cumulative preferred stock dividends	$4,046	$4,046
Accretion of preferred stock to redemption value	$292	$297

See accompanying notes to condensed financial statements.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
1.	Organization and Significant Accounting Policies
Factor Systems, Inc., utilizing the trade name Billtrust (the “Company” or “Billtrust”), was incorporated on September 4, 2001 in the State of Delaware and maintains its headquarters in Lawrenceville, New Jersey, with additional offices or print facilities in Colorado, Illinois and California.
The Company provides a comprehensive suite of outsourced order to cash solutions, including credit and collections, billing and cash application services to its customers. Billtrust is a provider of automated invoice-to-cash solutions for North American businesses across both business-to-business and business-to-consumer markets. Billtrust integrates the key areas of the order-to-cash process: credit decisioning, e-commerce solutions, bill presentment, bill payment, and cash application, helping its clients connect with their customers and cash.
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared using accounting principles generally accepted in the United States (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding interim financial reporting. Accordingly, certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the audited financial statements and related notes included elsewhere in this Registration Statement.
The condensed balance sheet as of December 31, 2019, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures including certain notes required by US GAAP on an annual reporting basis. In the opinion of management, the accompanying unaudited condensed financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, comprehensive loss and cash flows for the interim periods, but are not necessarily indicative of the results to be expected for the full fiscal year or any other period.
Emerging Growth Company
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The company has elected to use the extended transition period under the JOBS Act until such time the company is not considered to be an EGC. The adoption dates are discussed below to reflect this election.
Liquidity
For the six months ended June 30, 2020, the Company incurred a net loss of $(9,999) and used cash in operations of $(7,438). As of June 30, 2020, the Company had cash of $7,164 and an accumulated deficit of $(160,167). During the six months ended June 30, 2020, the Company increased the size of its Credit Agreement, and in January 2020, the Company refinanced its existing Credit Agreement with third party lenders in a new Financing Agreement consisting of a $45 million term loan and the ability to borrow an additional $27.5 million with a maturity date in January 2025. Based on the Company’s business plan, existing cash resources, existing and future capacity pursuant to its Financing Agreement (Note 8), and revenues generated from operations, the Company expects to satisfy its working capital requirements for at least the next 12 months after the date that these financial statements are issued.
However, if performance expectations fall short or expenses exceed expectations, the Company may need to secure additional financing or reduce expenses to continue operations. Failure to do so would have a material adverse impact on its financial condition. There can be no assurance that any contemplated additional financing will be available on terms acceptable, if at all. If required, the Company believes it would be able to reduce expenses to a sufficient level to continue as a going concern.
Concentrations of Credit Risk
The Company maintains its deposits of cash and cash equivalent balances, restricted cash and customer funds with high-credit quality financial institutions. The Company’s cash and cash equivalent balances, restricted cash and customer funds may exceed federally insured limits.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
The Company’s accounts receivable are reported in the accompanying Balance Sheets net of allowances for uncollectible accounts. The Company believes that the concentration of credit risk with respect to accounts receivable is limited due to the large number of companies and diverse industries comprising the customer base. On-going credit evaluations are performed, generally with a focus on new customers or customers with whom the Company has no prior collections history, and collateral is generally not required. The Company maintains reserves for potential losses based on customer specific situations as well as on historic experience and such losses, in the aggregate, have not exceeded management’s expectations. As of June 30, 2020 and December 31, 2019, and for the six months ended June 30, 2020 and 2019, there were no customers that individually accounted for 10% or greater of accounts receivable or total revenues, respectively.
2.	Summary of Significant Accounting Policies
Significant Accounting Policies
Billtrust’s significant accounting policies are discussed in the audited financial statements included elsewhere in this Registration Statement. Certain amounts disclosed in these notes to the financial statements have been subject to immaterial rounding adjustments for consistency of presentation and, as a result, may not match the corresponding amounts in our financial statements.
COVID-19
In March 2020, the United States (U.S.) declared a State of National Emergency due to the COVID-19 outbreak. In addition, many jurisdictions in the U.S. have limited, and are considering to further limit, social mobility and gathering. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public establishments. Some of our customers have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. The COVID-19 pandemic has caused us to modify our business practices (including employee travel and cancellation of physical participation in meetings, events and conferences), all of our employees are currently working remotely, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, partners, and customers. The extent of this business disruption on our operational and financial performance will depend on these developments and the duration and spread of the outbreak, all of which are uncertain and cannot be predicted. The Company has implemented certain cost savings measures including lowering our fixed compensation costs, restricted travel spend, reduced discretionary events and purchases and will continue to monitor and adjust accordingly.
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, technical corrections to tax depreciation methods for qualified improvement property, and appropriate of funds for the SBA Paycheck Protection Program. The Company, through its outsourced payroll provider, has elected to defer employer side social security payments effective as of April 2020, and expects to pay such amounts when due in 2021. We continue to assess the impact that COVID-19 may have on our business. Currently, we are unable to determine the impact that the CARES Act, and/or COVID-19 will have on our financial condition, results of operations, or liquidity.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates include, but are not limited to, revenue recognition, allowances for doubtful accounts, recoverability of deferred tax assets, determining the fair value associated with acquired assets and liabilities including deferred revenue, intangible asset and goodwill impairment, contingent consideration liabilities, stock based compensation and certain other of the Company’s accrued liabilities. The Company bases its estimates on historical experience,

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
known trends, and other market specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.
Due to the COVID-19 global pandemic, the global economy and financial markets have been disrupted and there is a significant amount of uncertainty about the length and severity of the consequences caused by the pandemic. The Company has considered information available to it as of the date of issuance of these financial statements and has not experienced any significant impact to its estimates and assumptions as a result of the COVID-19 pandemic. On an ongoing basis, the Company will continue to closely monitor the COVID-19 impact on its estimates and assumptions.
Revenue Recognition
The Company determines revenue recognition through the following five-step framework:
1.	Identification of the contract, or contracts, with a customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of revenue when, or as, the Company satisfies a performance obligation
The following is a description of principal activities from which the Company generates revenue, as well as a further breakdown of the components of subscription, transaction and services revenues for each six months ended June 30,:
	2020	2019
Subscription and transaction fees	$46,935	$42,435
Services	3,235	2,631
Subscription, transaction and services	$50,170	$45,066
Subscription and Transaction Fee Revenue
Subscription and Transaction Fee revenue is derived primarily from a hosted software as a service (SaaS) platform that enables billings and payment processing on behalf of customers. The Company’s services are billed on a subscription basis monthly, quarterly or annually. Transaction fees for certain services are billed monthly based on the volume of items processed each month at a contractual rate per item processed.
Hosted solutions are provided without licensing perpetual rights to the software. The hosted solutions are integral to the overall service arrangement, and are billed as a subscription fee as part of the overall service agreement with the customer. Subscription fees from hosted solutions are recognized monthly over the customer agreement term beginning on the date the Company’s solution is made available to the customer.
Transaction revenue is recognized concurrent with processing of the related transactions by the Company, which is when revenue is earned. The customer simultaneously receives and consumes the benefits as the Company performs. Transaction fees include per-item processing fees charged at contracted rates based on the number of invoices delivered or payments processed.
Services
Fees associated with upfront services represent a material right under ASC 606 as customers do not incur such fees in subsequent contract terms, and therefore they are considered to be at a discount compared to the initial contract period. Any revenues related to upfront implementation services for new customers or new products for existing customers are recognized ratably over the estimated period of the customer relationship, which is estimated to be five

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
years other than for customer relationships from acquisitions which range from two to four years. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.
In addition to implementation fees, professional services fees also include consulting services provided to customers on a time and materials basis. Revenues from consulting services are recognized as the services are completed based on their standalone value, and costs associated with short term services contracts are deferred and recognized with the corresponding revenue when services are completed.
Significant Judgements
The Company determines standalone selling price (“SSP”) for all material performance obligations using observable inputs, such as the price of subsequent years of the contract, standalone sales and historical contract pricing. Some customers have the option to purchase additional subscription or transaction services at a stated price. These options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced within a range of prices provided to other customers for the same products and, as such, would not result in a separate performance obligation.
When the timing of revenue recognition differs from the timing of invoicing, i.e. Implementation services, the Company uses judgment to determine whether the contract includes a significant financing component requiring adjustment to the transaction price. Various factors are considered in this determination including the duration of the contract, payment terms, and other circumstances. Generally, the Company determined that contracts related to upfront Implement services do not include a significant financing component. The Company applies the practical expedient for instances where, at contract inception, the expected timing difference between when promised goods or services are transferred and associated payment will be one year or less.
Reimbursable costs
The Company records reimbursements for out-of-pocket expenses, consisting of postage, on a gross basis, since the goods or services giving rise to the out-of-pocket costs do not transfer a good or service to the customer. Rather, the goods or services are used or consumed by the Company in fulfilling its performance obligation to the customer. Corresponding expenses are recorded on an accrual basis and the costs are allocated based on specific types of postage to customers, but cannot specifically identify each postage invoice to specific customers. Because the cost of such revenue is equal to the revenue, it does not impact loss from operations or net loss. The Company accounts for sales and other related taxes, as well as expenses associated with interchange on credit card transactions from third party card issuers or financial institutions which are a pass through cost, on a net basis, excluding such amounts from revenue.
Deferred Revenue
Amounts billed to clients in excess of revenue earned are recorded as deferred revenue liability. Deferred revenue as of June 30, 2020 and December 31, 2019 relates primarily to implementation fees for new customers or new services, which are being recognized ratably over the estimated term of the customer relationship, which is generally five years for the Company's core billing and payments and cash application services, and two to four years for other services related to acquisitions in 2018 and 2019; as well as fees received to store billing data and annual maintenance service agreements, which are both being recognized ratably over the term of the service period.
Deferred Commissions
Commissions are recorded when earned and are included as a component of sales and marketing expense. Commission costs can be associated specifically with subscription and professional services arrangements. Commissions earned by the Company’s sales personnel are considered incremental and recoverable costs of obtaining a contract with a customer. Prior to the adoption of ASC 606 and the related ASC 340-40, commissions were generally expensed over the first year of services commencing with the date a customer's recurring revenues were invoiced. Upon adoption of ASC 606, commission costs are deferred and then amortized over a period of benefit of

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
four to five years. The Company determined the period of benefit by taking into consideration its past experience with customers and the average customer life of acquired customers (four years, compared to five years for all remaining customers), future cash flows expected from customers, industry peers and other available information.
Commissions are earned by sales personnel upon the execution of the sales contract by the customer Substantially all sales commissions are generally paid at one of three points: (i) upon execution of a customer contract, (ii) when a customer completes implementation and training processes or commences usage based volume, or (iii) after a period of time from three to twelve months thereafter. Commissions associated with subscription-based arrangements are typically earned when a customer order is received and when the customer is billed for the underlying contractual period. Commissions associated with professional services are typically earned in the month that services are rendered.
Customer Funds
In connection with providing electronic invoice presentment and payment facilitation services for its customers, the Company may receive client funds via Automated Clearing House (“ACH”) payment to the Company’s cash accounts at its contracted financial institution. The contractual agreements with the Company’s customers stipulate a period of up to 3 days for processing ACH returns, and obligate the customer to reimburse the Company for returned payments. Timing differences in customer deposits into and disbursements from the Company’s separate cash account results in a balance of funds to be remitted to customers, which is reflected as customer funds payable in the accompanying condensed Balance Sheets.
Customer Postage Deposits
The Company requires its customers to maintain a minimum level of postage deposits on account. Customer postage deposits are presented as a liability in the accompanying Condensed Balance Sheets and generally do not change unless customer postage usage significantly changes, new customers are added, or existing customers cancel services.
Leases
The Company occupies all of its operating facilities and offices under various leases, which are accounted for as operating leases in accordance with FASB ASC Topic 840, Leases. The leases include scheduled base rent increases over the term of the leases. The Company recognizes rent expense from operating leases with periods of free rent or scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals when such renewals are reasonably assured. From time to time, the Company may receive construction allowances from its lessors. In accordance with the requirements of FASB ASC Topic 840, these amounts are recorded as deferred liabilities and amortized over the remaining lease term as an adjustment to rent expense.
The Company leases certain equipment under capital lease agreements. The assets held under capital leases and the related obligations are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets held under capital lease. The related assets are depreciated over the shorter of the terms of the leases, or the estimated useful lives of the assets.
Warrants
The Company accounts for warrants to acquire Series C preferred stock, as derivative instruments in accordance with FASB ASC 815-40, Derivative and Hedging – Contracts in Entity’s Own Equity. These warrants are issued to a former lender related to a prior credit agreement, at an exercise price of $13.7678 per share. As such, our derivative liabilities are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. See Note 5 for further details.
Recent Accounting Pronouncements
Accounting pronouncements issued and adopted
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (FASB ASC Topic 606 or “ASC 606”), which supersedes the existing revenue recognition requirements under U.S. GAAP and requires entities to recognize revenue when

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
performance obligations have been satisfied by transferring control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. It also requires increased disclosures. In addition, ASC 606 also includes subtopic ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers, (“ASC 340-40”), which provides guidance on accounting for certain revenue related costs including costs associated with obtaining and fulfilling a contract. The Company adopted ASC 606 and ASC 340-40, applying the modified retrospective method to all contracts that were not completed as of January 1, 2019.
In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to clarify and provide specific guidance on eight cash flow classification issues that are not addressed by current GAAP and thereby reduce the current diversity in practice. The standard is effective for fiscal years beginning after December 15, 2018. The adoption of this standard in 2019 did not have a material impact on the financial statements.
On January 1, 2020, the Company adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The new standard requires cash and cash equivalents balances on the statement of cash flows to include restricted cash and cash equivalent balances. ASU 2016-18 requires a company to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with GAAP. Additionally, changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents are not to be presented as cash flow activities in the statement of cash flows. The adoption of ASU 2016-18 did not have a material impact on the Company’s financial position, results of operations, cash flows, or disclosures. However, subsequent to the adoption of ASU 2016-18, in connection with our Financing Agreement (Note 8), a cash amount of $3,276 was pledged as security for outstanding letters of credit and classified as restricted cash in the accompanying June 30, 2020 condensed balance sheet and included in the ending cash, cash equivalents and restricted cash in the condensed statement of cash flows for the six months ended June 30, 2020.
In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2018. The adoption of this standard in 2019 did not have a material impact on the financial statements.
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)”, which modifies, removes and adds certain disclosure requirements on fair value measurements. The new guidance will be required for the Company for the annual reporting period beginning January 1, 2020 and interim periods within that fiscal year. The Company adopted this guidance starting from January 1, 2020. The adoption of this standard in 2020 did not have a material impact on the financial statements.
Accounting pronouncements issued but not yet adopted
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“Topic 842”) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets for all leases with lease terms greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05, issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for 1 year, thus the Company will be adopting this guidance for the annual reporting period beginning January 1, 2022, and interim reporting periods within annual reporting period beginning January 1, 2023, and will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company is in the process of evaluating the impact that the pronouncement will have on the financial statements.
In June 2016, FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. As per the latest ASU 2020-02, FASB deferred the timelines for certain small public and private entities, thus the new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the Company's consolidated financial statements and disclosures.
In January 2017, the FASB issued ASU No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” which simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test and requires an entity to write down the carrying value of goodwill up to the amount by which the carrying amount of a reporting unit exceeds its fair value. The standard is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of this standard on its financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The new guidance will be effective for the Company for annual reporting period beginning January 1, 2020 and interim periods beginning January 1, 2021.
In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract,” which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This new guidance will be effective for the Company for annual reporting period beginning January 1, 2021 and interim periods beginning January 1, 2022. The Company is currently evaluating the impact that the pronouncement will have on the consolidated financial statements.
In November 2019, the FASB Issued ASU 2019-08, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which requires share-based payment awards granted to a customer to be measured and classified in accordance with Topic 718. Accordingly, the amount that will be recorded as a reduction in the transaction price should be based on the grant-date fair value of the share-based payment award. As an emerging growth company, ASU 2019-08 may be adopted by the Company effective in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020; however, early adoption is permitted. This new guidance will be effective for the Company for annual reporting period beginning January 1, 2021 and interim periods beginning January 1, 2022. The Company is currently evaluating the impact that the pronouncement will have on the consolidated financial statements
In December 2019, the FASB issued Accounting Standards Update (“ASU”) 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” The ASU is intended to simplify various aspects related to accounting for income taxes. The Company is expecting to adopt the guidance from annual periods beginning after December 15, 2021 and interim period beginning December 15, 2022. The Company is currently evaluating the impact that the pronouncement will have on the financial statements.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
3.	Acquisitions
Second Phase
On April 12, 2019, the Company entered into an Asset Purchase Agreement with Second Phase, LLC (“Second Phase APA”) and paid cash consideration of $6,335, net of cash acquired, to purchase 100% of the assets and assume certain liabilities of a business known as Second Phase, a business based in Colorado. Second Phase operates a SaaS platform that delivers customer eCommerce and Product Information Management (PIM) solutions for businesses that enables them to create web based platforms and other tools for efficiently accepting customer orders and promoting their products, integrating with information in their existing ERP. The Company accounted for the acquisition of Second Phase using the acquisition method of accounting in accordance with ASC 805. The process for estimating the fair values of identifiable intangible assets and certain intangible assets requires the use of management judgment, significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs and timing consistent with those assumptions used by a market participant. The aggregate purchase price of $8,532 consisted of:
(i)	cash paid at closing in April 2019, net of amounts acquired, of $6,335.
(ii)
$1,131 of deferred purchase price in the form of an interest bearing note payable at a rate of 2.52% per annum to the sellers, payable in principal of $750 and $500 on the one year and two year anniversary of the acquisition date, respectively, as a source for the satisfaction of indemnification obligations owed to the Company. The year one holdback amount was subsequently reduced for the first payout by amount of the post-closing working capital adjustments of $225, and the net amount of $524 was paid in cash in April 2020.

(iii)
earnouts in each of the first three full years commencing May 1, 2019, based on meeting certain recurring revenue growth and profitability targets. These annual earnouts are subject to a minimum profitability threshold, as defined in the Second Phase APA, and pay out a percentage of the growth in recurring subscription revenue from the prior annual period, less the defined minimum profitability threshold. Additionally, the sellers were entitled to a new customer earnout for 2019 based on the cumulative monthly subscription value for new customer contracts signed during 2019. The earnouts were recorded at their fair value of $1,066, using a Monte-Carlo simulation methodology as of the acquisition date on the revenues and profitability metric, using risk adjusted growth rates and volatility of 9.6% for revenue and 33% for the profitability metric.

In the final allocation of the purchase price, which is set forth below, the Company recognized $4,877 of goodwill which arose primarily from the synergies in its business and the assembled workforce. The goodwill is deductible for US income tax purposes. Second Phase's operating results have been included in the Company’s operating results from and after the date of the acquisition.
The allocation of the Second Phase acquisition purchase price as of April 2019 was as follows:
Other current assets	$499
Property and equipment	30
Customer relationships	2,360
Technology	740
Non-compete agreements	720
Tradename	160
Goodwill	4,877
Other current liabilities	(54)
Deferred revenue liability	(800)

Total purchase price	$8,532

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
The revenues and earnings of the acquired business have been included in the Company’s results since the acquisition date and are not material to the Company’s financial results. Pro forma results of operations for this acquisition have not been presented as the financial impact on the Company’s consolidated financial statements would be immaterial.
Contingent Consideration
The Company records contingent consideration in the accompanying Balance Sheets related to several of its acquisitions.
The following table presents the changes in the Company’s contingent consideration liabilities for the period ended June 30, 2020:
Ending balance, December 31, 2019 (current and long-term liabilities)	$1,066
Fair value adjustments to contingent consideration	(406)
Ending balance, June 30, 2020 (current and long-term liabilities)	$660
4.	Revenue from Contracts with Customers
Contract Balances
The timing of revenue recognition, billings and collections may result in billed account receivables and customer advances and deposits (contract liabilities). The Company’s payment terms and conditions vary by contract type, although terms generally include a requirement of payment of 25% to 100% of total contract consideration upon signing and receipt of an invoice or within 30 days, depending upon the solution and negotiated terms. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component.
The amount of revenue recognized for the six months ended June 30, 2020, that was included in the deferred revenue balance at the beginning of the period, was $5.4 million.
Remaining Performance Obligations
On June 30, 2020, the Company had approximately $21.4 million of remaining performance obligations that are unsatisfied (or partially unsatisfied), primarily from multi-year contracts for the Company's services, which includes both the deferred revenue balance and amounts that will be invoiced and recognized as revenue in future periods. The Company expects to recognize approximately 84% of its remaining performance obligations as revenue during the next three years, and the remaining amount thereafter.
The Company applies the practical expedient and excludes a) information about remaining performance obligations that have an original expected duration of one year or less and b) transaction price allocated to unsatisfied performance obligations for which variable consideration is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with the series guidance.
5.	Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. The three-tiers are defined as follows:
•	Level 1: Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3: Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made. The following table summarizes the conclusions reached as of June 30, 2020 and December 31, 2019:
	June 30, 2020
	Balance	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents(1)	$7,164	$7,164	$—	$—
Restricted cash	3,276	3,276	—	—
	$10,440	$10,440	$—	$—
Liabilities:
Contingent consideration(2)	$660	$—	$—	$660
Warrants to purchase Series C Preferred stock(3)	246	—	—	246
	$906	$—	$—	$906
	December 31, 2019
	Balance	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents(1)	$4,736	$4,736	$—	$—
	$4,736	$4,736	$—	$—
Liabilities:
Contingent consideration(2)	$1,066	$—	$—	$1,066
Warrants to purchase Series C Preferred stock(3)	246	—	—	246
	$1,312	$—	$—	$1,312
(1)	Cash and cash equivalents included money market obligations measured at fair value using Level 1 inputs.
(2)
The Company’s business acquisition of Second Phase (discussed in Note 3) is included in contingent consideration. The Company’s valuation of the fair value of contingent consideration related to Second Phase at June 30, 2020 was based on management’s expectations of the achievement of targets related to the contingent consideration.

(3)
As of June 30, 2020, the Company had outstanding warrants to purchase Series C Preferred stock. The determination of the fair value of the warrants was estimated using a Black-Scholes option pricing model with no material changes in the assumptions from December 31, 2019 to June 30, 2020.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)
The following tables presents the changes in the Company’s Level 3 instruments measured at fair value on a recurring basis for the years ended December 31, 2020 and 2019:
Warrants Liability:
Ending balance, December 31, 2019	$246
Change in fair value	—
Ending balance, June 30, 2020	$246
Contingent Consideration:
Ending balance, December 31, 2019	$1,066
Fair value adjustments to contingent consideration(1)	(406)
Ending balance, June 30, 2020 (current and long-term liabilities)	$660
(1)	Amount is included in other expense in the accompanying Statements of Operations and Comprehensive Loss.
6.	Goodwill and Intangible Assets, net
The weighted average useful life, gross carrying value, accumulated amortization, and net carrying value of intangible assets as of June 30, 2020 and December 31, 2019 are as follows:
	June 30, 2020
	Weighted Average Useful Life	Gross Carrying Value	Accumulated amortization	Net
Customer relationships	11.4 years	$16,350	$(7,873)	$8,477
Non-compete agreements	5.4 years	1,460	(514)	946
Trademarks and trade names	6.6 years	160	(33)	127
Technology	6.0 years	1,540	(443)	1,097
Total		$19,510	$(8,863)	$10,647
	December 31, 2019
	Weighted Average Useful Life	Gross Carrying Value	Accumulated amortization	Net
Customer relationships	11.4 years	$21,340	$(12,037)	$9,303
Non-compete agreements	5.4 years	1,860	(768)	1,092
Trademarks and trade names	6.6 years	350	(210)	140
Technology	6.0 years	4,724	(3,499)	1,225
Total		$28,274	$(16,514)	$11,760
Aggregate amortization expense for identified intangible assets with definite useful lives for the for the six months ended June 30, 2020 and 2019 amounted to $1,113 and $1,503, respectively, and are included in depreciation and amortization in the accompanying Condensed Statements of Operations and Comprehensive Loss. The Company wrote off fully amortized intangible assets in the amount of $8,764 during the six months ended June 30, 2020 and $5,144 for the year ended December 31, 2019.
There were no changes in the balance of goodwill from December 31, 2019 to June 30, 2020.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
Estimated amortization expense for the next five years and thereafter as of June 30, 2020 is as follows:
2020 (remaining 6 months)	$1,113
2021	1,825
2022	1,269
2023	1,174
2024	930
Thereafter	4,336
Total	$10,647
7.	Property and Equipment, net
Property and equipment, net consists of the following:
	June 30, 2020	December 31, 2019
Assets held under capital leases – computer, print and mail equipment and software	$3,746	$3,746
Computer, print and mail equipment	7,773	7,043
Furniture and fixtures	4,067	4,040
Leasehold improvements	12,120	12,071
Software	1,437	1,349
Vehicles	115	115
Internal software development	2,453	2,067
Construction in progress	52	24
	31,763	30,455
Less: accumulated depreciation and amortization	(13,877)	(12,170)
Total	$17,886	$18,285
Depreciation and amortization expense of property and equipment was $1,708 and $1,223 for the six months ended June 30, 2020 and 2019, respectively. Included in accumulated depreciation and amortization as of June 30, 2020 and December 31, 2019 is $3,352 and $3,183, respectively, related to assets held under capital leases.
8.	Current and Long-Term Debt and Capital Lease Obligations
Current and long-term debt and capital lease obligations consist of the following:
	June 30, 2020	December 31, 2019
Term Loan	$44,888	$5,833
Unamortized debt issuance costs	(1,352)	(67)
Revolving Facility Line of Credit	—	22,750
Capital lease obligations	368	502
Subtotal	43,904	29,018
Less: current portion, net of unamortized debt issuance costs	(453)	(876)
	$43,451	$28,142
Loan Agreement
Since October 19, 2017, the Company's debt was issued pursuant to a Senior Syndicated Credit Agreement (“Credit Agreement”) with Pacific Western Bank as Agent, and another bank as loan party (collectively, the “Lenders”).
On January 17, 2020, the Company entered into a Financing Agreement with TPG Specialty Lending, Inc. (“TSL”) as administrative agent and lender and Wells Fargo Bank, N.A. (“Wells”, and with TSL, the “2020 Lenders”) for

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
a $72.5 million facility, secured by substantially all the assets of the Company. In connection therewith, the outstanding Term Loan and Revolver under the PacWest Bank Credit Agreement of $28.3 million was paid in full along with related interest and all liens released. Existing letters of credit of $3,154 issued by PacWest Bank as deposits for certain leased facilities remained outstanding. As of January 17, 2020, these letters of credit are collateralized pursuant to a Pledge and Security Agreement to PacWest by cash of $3,276, which is shown as restricted cash on the accompany condensed balance sheets as of June 30, 2020, and will remain so as long as the underlying Letters of Credit are outstanding.
In accordance with FASB ASC Topic 470-50, Modifications and Extinguishments, the payment in full on the Credit Agreement in January 2020 was treated as an extinguishment of debt. The Company expensed $66 related to the old Credit Agreement in interest expense in the condensed statement of operations and comprehensive loss for the six months ended June 30, 2020. The closing fees incurred to obtain the Financing Agreement of approximately $1,446, were recorded as a debt issuance costs, reducing the principal amount of the outstanding debt balance and amortized as additional interest expense under the effective interest method over the term of the Financing Agreement.
The Financing Agreement consisted of the following facilities, all of which mature on January 17, 2025 (“Maturity Date”):
(i)
an Initial Term Loan of $45.0 million, which was drawn at closing and used to pay off the PacWest Bank Credit agreement. Principal payments on the Initial Term Loan are due in equal installments of 0.25% of the initial principal amount commencing June 30, 2020 and on the last business day of each quarter thereafter, with the remaining amount due on the Maturity Date

(ii)
a Delayed Draw Term Loan (“DDTL”) of up to $20.0 million, which is available to draw in minimum increments through July 17, 2021, which after drawn, cannot be repaid without permanently reducing the amount available. Principal payments on the DDTL are due in equal payments of 0.25% of the principal amount as of July 17, 2021 commencing on September 30, 2021 and on the last business day of each quarter thereafter, with the remaining amount due on the Maturity Date. The amount available to borrow under the DDTL is limited to (a) 0.75 times the most recent quarter's annualized recurring revenue (“ARR” which includes all transaction or subscription revenues during a quarter under contracts for which the customer has not provided formal notice of cancellation, multiplied by four), less (b) the amount of the existing Initial Term Loan and DDTL currently outstanding.

(iii)
a Revolving Commitment facility (“Revolver”) of $7.5 million, including a sub-limit of up to $4.0 million for issuing additional letters of credit. The Revolver may be repaid and re-borrowed until the Maturity Date.

The Initial Term Loan and DDTL may be prepaid from time to time by the Company. Once an amount is prepaid, it may not be reborrowed except for the Revolver. Prepayments are subject to a premium on the principal amount repaid of 3.0% in the first 24 months (2.25% in months 13 through 24 if a change in control occurs, as defined); 1.0% in months 25 to 36, and 0% thereafter. Mandatory prepayments are required upon the occurrence of certain events, including asset sales, receipt of certain insurance proceeds, issuance of debt, or 50% of the Excess Cash Flow, as defined, related to any calendar year, payable the following year.
The Company incurred certain fees to the Lenders in connection with the 2020 Financing Agreement, including an upfront facility fee of 1.50% of the principal amount of the Initial Term Loan and Revolver, and 0.75% of the DDTL (with another 0.75% due upon funding the DDTL), and legal and due diligence costs of the 2020 Lenders and the Company. On a quarterly basis, a commitment fee of 0.50% per annum is payable to the 2020 Lenders on the unfunded amount of the Revolver and DDTL, computed on a daily basis. Interest is incurred on the 2020 Financing Agreement based on the Company's periodic election of either:
(i)
LIBOR (or equivalent) rate, for a 1 month, 2 month or 3 month period, at an interest rate per annum of the relevant LIBOR rate for the selected period, with a floor of 1.50%, plus the Applicable Margin of 7.00% per annum. The minimum rate for LIBOR loans is 8.50%.

(ii)
Base Rate - defined as the greater of (a) the Prime rate, (b) the Federal Funds Effective Rate plus 1/2 of 1%, (c) the Adjusted LIBOR Rate, or (d) 4.00%, plus the Applicable Margin of 6.00% per annum. The minimum rate for Base Rate loans is 10.00%.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
The Financing Agreement contains typical reporting and related covenants, as well as financial covenants. The financial covenants based on the most recent quarter's annualized recurring revenue, which increases from $78.0 million as of March 31, 2020 to $125.0 million as of December 31, 2023 through the Maturity Date. Additionally, there is a Minimum Liquidity covenant based on the unrestricted cash balance plus availability under the Revolver, which must exceed the greater of (i) $5.0 million or (ii) the Cash Burn, as defined, for the prior six month period as of the last quarterly reporting date. The Minimum Liquidity covenant contains a provision whereby any potential default can be cured within ten days by including in the amount of Minimum Liquidity (i) a cash equity contribution or (ii) borrowing on the DDTL facility up to $4.0 million in aggregate up to two times in a year.
Available funds under the Financing Agreement as of June 30, 2020, which includes borrowing capacity on the Revolver plus borrowing capacity under the Delayed Draw Term Loans, were $27,500.
The company determined that the Loan Agreement and Financing Agreements are classified as Level 2 and the relevant fair value approximates its carrying amount since it bears interest at interest rates associated with the borrowings approximate current market rates.
Future minimum principal payments due for amounts outstanding under the Financing Agreement at June 30, 2020, were as follows.
2020 (remaining 6 months)	$225
2021	550
2022	650
2023	650
2024	650
Thereafter	42,163
Total	$44,888
9.	Redeemable Convertible Preferred Stock and Stockholders’ Equity
Preferred Stock Accounting Treatment
The preferred stock include redemption provisions at the option of the holders of the stock and upon a change of control, which are outside the Company’s control. Therefore, the preferred stock are presented as temporary equity in the mezzanine section of the consolidated balance sheet. The preferred stock have been recorded at their original issue price, net of issuance costs. The preferred stock are subject to accretion from their carrying value at the issuance date to their redemption price, which is based on the redemption right of the holders that may be exercised any time on or after the date that is five (5) years from the original issue date of the Series E Preferred Stock, using the effective interest method over five (5) years. Such accretion includes: (1) the accrual of dividends not currently declared or paid, but that may be payable upon redemption and (2) the amortization of any unamortized stock issuance costs related to the preferred stock.
The Company did not adjust the carrying values of the preferred stock to the liquidation values associated with a Liquidation Event as a Liquidation was not considered probable at either of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a Liquidation Event will occur.
Dividend Rights
All outstanding shares of preferred stock are entitled to receive dividends at the rate of 6.5% per annum accruing monthly, whether or not declared, and shall be cumulative but not compounding. Additionally, all preferred stock are entitled to participate in dividends paid on the common stock equal to the amount that would have been payable had such share been converted into common stock. For the for the six months ended June 30, 2020, no dividends have been declared on preferred or common stock by the Board of Directors.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
Liquidation Rights
The holders of all outstanding shares of preferred stock are entitled to liquidation preferences equal to the original purchase price, plus all accrued but unpaid dividends. All series of preferred stock are equal in rank on liquidation preferences and senior to the common stock.
The carrying value and liquidation preference (including cumulative unpaid dividends) of each series of preferred stock is as follows as of June 30, 2020:
	June 30, 2020
	Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	1,626,343	1,626,343	$6,343	$6,343
Series A-1	208,846	208,846	581	581
Series A-2	325,263	325,263	441	441
Series B	2,875,755	2,875,755	30,052	30,052
Series C	522,960	508,433	8,415	8,415
Series D	1,259,965	1,259,965	33,464	33,464
Series E	2,655,879	2,655,877	75,400	76,485
Total	9,475,011	9,460,482	$154,696	$155,781
10.	Incentive Compensation Plans
Incentive Compensation Plans
On February 5, 2020, the Board of Directors of the Company increased the authorized shares to be issued pursuant to the 2014 Plan by an additional 500,000 shares, for a total of 1,986,164 shares. An increase of an additional 200,000 shares were authorized to be issued on May 12, 2020, for a total of 2,186,164 shares.
During the six months ended June 30, 2020, the Company granted an aggregate of 880,185 stock options, with weighted average exercise prices of $18.19 per share. The determination of the fair value of the options granted during the six months ended June 30, 2020, was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:
2020
Risk-free interest rate	0.47% - 1.57%
Dividend yield	0%
Volatility factor of the expected market price of the Company’s common stock	39.93% - 44.4%
Expected life of option	6.9 years
At June 30, 2020, an aggregate of 102,510 shares were authorized for future grants under the Company’s 2014 stock option plan, and the total unamortized stock based compensation expense related to the unvested stock options was $6,818, which the Company expects to recognize over a weighted average period of 2.86 years.
The Company included stock compensation expense related to all of the Company’s stock option awards in various operating expense categories for the six months ended June 30, 2020 and 2019 as follows:
	2020	2019
Cost of recurring, implementation and other revenue	$89	$64
Research and development	237	176
Sales and marketing	190	160
General and administrative	645	487
	$1,161	$887

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
401(k) Plan
The Company sponsors a 401(k) defined contribution benefit plan. Participation in the plan is available to substantially all employees. Company contributions to the plan are discretionary, and effective April 2020, the Company discontinued the 401(k) match for the remainder of 2020. Billtrust has made discretionary matching contributions of one-third of the first 6% of employee contributions, which totaled $408 and $631 for the six months ended June 30, 2020 and 2019, respectively.
11.	Income Taxes
The provision for income taxes for the six months ended June 30, 2020 and 2019 pertains primarily to tax amortization of indefinite-lived asset and state income taxes.
12.	Commitments and Contingencies
Lease Commitments
Future minimum lease payments under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year at June 30, 2020 and expire through 2033 are as follows:
	Operating Leases	Capital Leases
2020 (remaining 6 months)	$2,343	$136
2021	4,773	209
2022	4,595	39
2023	4,378	—
2024	4,089	—
Thereafter	35,014	—
Total minimum lease payments	$55,192	$384
Less amounts representing interest		(16)
Present value of lease payments		368
Less current portion		(248)
Long-term portion of minimum lease payments		$120
Total rent expense for the six months ended June 30, 2020 and 2019 amounted to $2,641 and $2,446 respectively.
Purchase Commitments
The Company enters into purchase commitments with certain vendors to secure pricing for paper, envelopes and similar products necessary for its operations. As of June 30, 2020, the balance remaining under such purchase orders approximated $299.
Legal Contingencies, Claims and Assessments
During the normal course of business, the Company is occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated, including for indemnifications with customers or other parties as a result of contractual agreements.
At June 30, 2020, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. Based upon the Company’s experience, current information and applicable law, it does not believe it is reasonably possible that any proceedings or possible related claims will have a material effect on its financial statements.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
13.	Segment Information
The Company has determined that it has two reportable segments - Print and Software/Payments. The Company's chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”) who reviews discrete financial and other information presented for print services and software and payment services for purposes of allocating resources and evaluating the Company's financial performance. The Company evaluates the operating performance of its segments based on financial measures such as revenue, cost of revenue, and gross profit.
Print – The Print segment is primarily responsible for printing customer invoices and optimizing the amount of time and costs associated with billing customers via mail.
Software and Payments – The Software and Payments segment primarily operates using software and cloud based services, optimizes the electronic invoice presentment, electronic payments, credit decisioning, collections automation, cash application and deduction management, and eCommerce of B2B customers.
Given the nature of the Company’s business, the amount of assets does not provide meaningful insight into the operating performance of the Company. As a result, the amount of the Company’s assets is not subject to segment allocation and total assets are not included within the disclosure of the Company’s segment financial information.
All of the revenues shown below in the reportable segments is revenue from external customers, there is no revenue from transactions with other operating segments.
The following tables include a reconciliation of revenue, cost of revenue, and segment gross profit to loss before income taxes. “All other” represents implementation, services and other business activities which are not reviewed by CODM on regular basis.

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
The Company’s segment information is as follows for the six months ended June 30, 2020 and 2019:
	June 30, 2020
	Print	Software and Payments	All other	Total
Revenues:
Subscription and transaction	$9,234	$37,701	$—	$46,935
Services	—	—	3,235	3,235
Subscription, transaction and services	9,234	37,701	3,235	50,170
Reimbursable costs	18,566	—	—	18,566
Total revenues	27,800	37,701	3,235	68,736

Cost of revenues:
Cost of subscription, transaction and services revenue	4,491	6,020	5,012	15,523
Cost of reimbursable costs	18,566	—	—	18,566
Total cost of revenues, excluding depreciation and amortization	23,057	6,020	5,012	34,089

Segment gross profit - subscription, transaction and services	4,743	31,681	(1,777)	34,647
Segment gross profit - reimbursable costs	—	—	—	—
Total segment gross profit, excluding depreciation and amortization	$4,743	$31,681	$(1,777)	$34,647
Total segment gross margin, excluding depreciation and amortization	17.1%	84.0%	(54.9)%	50.4%
Segment gross margin - subscription, transaction and services	51.4%	84.0%	(54.9)%	69.1%

Unallocated amounts:
Sales and marketing				$11,551
Research and development				18,162
General and administrative				10,119
Depreciation and amortization				2,821
Interest income				(17)
Interest expense				2,285
Other (income)/expense, net				(392)
Loss before income taxes				$(9,882)

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
	June 30, 2019
	Print	Software and Payments	All other	Total
Revenues:
Subscription and transaction	$10,534	$31,901	$—	$42,435
Services	—	—	2,631	2,631
Subscription, transaction and services	10,534	31,901	2,631	45,066
Reimbursable costs	20,148	—	—	20,148
Total revenues	30,682	31,901	2,631	65,214

Cost of revenues:
Cost of subscription, transaction and services revenue	4,839	5,590	5,172	15,601
Cost of reimbursable costs	20,148	—	—	20,148
Total cost of revenues, excluding depreciation and amortization	24,987	5,590	5,172	35,749

Segment gross profit - subscription, transaction and services	5,695	26,311	(2,541)	29,465
Segment gross profit - reimbursable costs	—	—	—	—
Total segment gross profit, excluding depreciation and amortization	$5,695	$26,311	$(2,541)	$29,465
Total segment gross margin, excluding depreciation and amortization	18.6%	82.5%	(96.6)%	45.2%
Segment gross margin - subscription, transaction and services	54.1%	82.5%	(96.6)%	65.4%

Unallocated amounts:
Sales and marketing				$11,390
Research and development				16,126
General and administrative				10,832
Depreciation and amortization				2,726
Interest income				(1)
Interest expense				569
Other (income)/expense, net				—
Loss before income taxes				$(12,177)
14.	Related Party Transactions
The Company has an ongoing commercial relationship with a customer, who has an executive who is also on the Company's board of directors, which purchases certain of the Company’s services. This related party customer generated total revenues of approximately $150 and $99 for the six months ended June 30, 2020 and 2019, respectively.
The Company has commercial agreements with a portfolio company of one of the Company’s preferred shareholders who also has a representative on the Company's board of directors. The Company incurred expenses of approximately $53 and $37 related to those agreements for the six months ended June 30, 2020 and 2019, respectively.
15.	Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued to provide additional evidence relative to certain estimates or identify matters that require

Factor Systems, Inc. (dba Billtrust)
Notes to Condensed Financial Statements (Unaudited)
(Amounts in thousands, except per share and share data)
additional disclosures. The Company has evaluated subsequent events through October 26, 2020, which is the date the financial statements were available to be issued. The company is not aware of any subsequent events which would require recognition or disclosure in the financial statements except as discussed above.
Business Combination Agreement
On October 18, 2020, South Mountain Merger Corp., a Delaware corporation (“South Mountain”), BT Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of South Mountain (“First Merger Sub”), BT Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of South Mountain (“Second Merger Sub”) and the Company (“Billtrust”), entered into a Business Combination Agreement (the “BCA”), pursuant to which (i) First Merger Sub will be merged with and into Billtrust (the “First Merger”), with Billtrust surviving the First Merger as a wholly owned subsidiary of South Mountain (the “Surviving Corporation”) and (ii) as soon as reasonably practical after consummation of the First Merger, but no later than ten (10) days following consummation of the First Merger, the Surviving Corporation will be merged with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of South Mountain (such Mergers, collectively with the other transactions described in the BCA, the “Business Combination”).
In connection with the execution of the BCA, on October 18, 2020, South Mountain entered into separate subscription agreements (the “Subscription Agreements”) with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, and South Mountain has agreed to sell to the PIPE Investors, an aggregate of 20,000,000 shares of South Mountain Class A Common Stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $200 million, in a private placement (the “PIPE Financing”).
The Business Combination and PIPE Financing are expected to close by the first quarter of 2021. The Business Combination will be accounted for as a reverse recapitalization in accordance with US GAAP. Under this method of accounting, South Mountain will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Billtrust will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Billtrust (i.e., a capital transaction involving the issuance of stock by South Mountain for the stock of Billtrust). Accordingly, the assets, liabilities and results of operations of Billtrust will become the historical financial statements of New Billtrust, and South Mountain’s assets, liabilities and results of operations will be consolidated with Billtrust beginning on the acquisition date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
South Mountain Merger Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of South Mountain Merger Corp. (the “Company”) as of December 31, 2019, the related statements of operations, changes in stockholders’ equity and cash flows for the period from February 28, 2019 (inception) through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from February 28, 2019 (inception) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company's auditor since 2019.
New York, NY
March 20, 2020

SOUTH MOUNTAIN MERGER CORP.
BALANCE SHEETS
DECEMBER 31, 2019
ASSETS
Current assets
Cash	$1,606,261
Prepaid income taxes	41,921
Prepaid expenses	102,712
Total Current Assets	1,750,894

Marketable securities held in Trust Account	251,865,941
TOTAL ASSETS	$253,616,835

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities – Accrued expenses	$366,561
Deferred underwriting fee payable	7,970,375
Total Liabilities	8,336,936

Commitments (see Note 6)

Common stock subject to possible redemption, 23,861,949 shares at redemption value	240,279,893

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 authorized; none issued and outstanding	—
Class A Common stock, $0.0001 par value; 200,000,000 shares authorized; 1,138,051 shares issued and outstanding (excluding 23,861,949 shares subject to possible redemption)	114
Class B Common stock, $0.0001 par value; 20,000,000 shares authorized; 6,250,000 shares issued and outstanding	625
Additional paid-in capital	3,595,780
Retained earnings	1,403,487
Total Stockholders’ Equity	5,000,006
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$253,616,835
The accompanying notes are an integral part of the financial statements.

SOUTH MOUNTAIN MERGER CORP.
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM FEBRUARY 28, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019
Operating and formation costs	$561,491
Loss from operations	(561,491)

Other income:
Interest income on marketable securities held in Trust Account	2,338,057

Income before provision for income taxes	1,776,566
Provision for income taxes	(373,079)
Net income	$1,403,487

Weighted average shares outstanding, basic and diluted(1)	6,908,855

Basic and diluted net loss per common share(2)	$(0.05)
(1)	Excludes an aggregate of 23,861,949 shares subject to possible redemption at
(2)
Net loss per common share – basic and diluted excludes interest income of $1,714,959 attributable to common stock subject to possible redemption for the period from February 28, 2019 (inception) through December 31, 2019.

The accompanying notes are an integral part of the financial statements.

SOUTH MOUNTAIN MERGER CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM FEBRUARY 28, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – February 28, 2019 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Founder Shares to Sponsor	—	—	6,468,750	647	24,353	—	25,000
Sale of 25,000,000 Units, net of underwriting discount and offering expenses	25,000,000	2,500	—	—	236,894,412	—	236,896,912
Forfeiture of Founder Shares			(218,750)	(22)	22		—
Sale of 6,954,500 Private Placement Warrants	—	—	—	—	6,954,500	—	6,954,500
Common stock subject to possible redemption	(23,861,949)	(2,386)	—	—	(240,277,507)	—	(240,279,893)
Net income	—	—	—	—	—	1,403,487	1,403,487
Balance – December 31, 2019	1,138,051	$114	6,250,000	$625	$3,595,780	$1,403,487	$5,000,006
The accompanying notes are an integral part of the financial statements.

SOUTH MOUNTAIN MERGER CORP.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 28, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019
Cash Flows from Operating Activities:
Net income	$1,403,487
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,338,057)
Changes in operating assets and liabilities:
Prepaid expenses	(102,712)
Prepaid income taxes	(41,921)
Accrued expenses	366,561
Net cash used in operating activities	(712,642)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(250,000,000)
Cash withdrawn from Trust Account to pay taxes	472,116
Net cash used in investing activities	(249,527,884)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	245,445,500
Proceeds from sale of Private Placement Warrants	6,954,500
Proceeds from promissory notes – related party	175,000
Repayment of promissory notes – related party	(175,000)
Payment of offering costs	(578,213)
Net cash provided by financing activities	251,846,787

Net Change in Cash	1,606,261
Cash – Beginning	—
Cash – Ending	$1,606,261

Supplemental cash flow information:
Cash paid for income taxes	$415,000

Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$238,875,410
Change in value of common stock subject to possible redemption	$1,404,483
Deferred underwriting fee payable	$7,970,375
The accompanying notes are an integral part of the financial statements.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Note 1—Description of Organization and Business Operations
South Mountain Merger Corp. (the “Company”) was incorporated in Delaware as a blank check company on February 28, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the financial technology segment of the broader financial services industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2019, the Company had not yet commenced any operations. All activity for the period from February 28, 2019 (inception) through December 31, 2019 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and identifying a target company for a Business Combination.
The registration statement for the Company’s Initial Public Offering was declared effective on June 19, 2019. On June 24, 2019, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes a partial exercise by the underwriter of the over-allotment option to purchase an additional 2,500,000 Units, at $10.00 per Unit, generating gross proceeds of $250,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,954,500 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to our sponsor, South Mountain LLC (the “Sponsor”), generating gross proceeds of $6,954,500, which is described in Note 4.
Transaction costs amounted to $13,103,088, consisting of $4,554,500 of underwriting fees, $7,970,375 of deferred underwriting fees and $578,213 of other offering costs. In addition, as of December 31, 2019, cash of $1,606,261 was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Following the closing of the Initial Public Offering on June 24, 2019, an amount of $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) which was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to fund its regulatory compliance costs and to pay its tax obligations (“permitted withdrawals”).
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (excluding the deferred underwriting fees and taxes payable on interest earned) at the time of the signing an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest, net of amounts withdrawn to fund permitted withdrawals). The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.
The Sponsor and the Company’s officers and directors have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (a) that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until June 24, 2021 to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s officers, directors or any of their affiliates acquires Public Shares in or after the Initial Public Offering, they will be

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the permitted withdrawals. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Note 2—Summary of Significant Accounting Policies
Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging growth company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Use of estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019.
Marketable securities held in Trust Account
At December 31, 2019, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills.
Common stock subject to possible redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
Income taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Net loss per common share
Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at December 31, 2019, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase 19,454,500 shares of Class A common stock in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the periods presented.
Reconciliation of net loss per common share
The Company’s net income is adjusted for the portion of income that is attributable to common stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:
For the Period from February 28, 2019 (inception) through December 31, 2019
Net income	$1,403,487
Less: Income attributable to common stock subject to possible redemption	(1,714,959)
Adjusted net loss	$(311,472)
Weighted average shares outstanding, basic and diluted	6,908,855
Basic and diluted net loss per share	$(0.05)
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2019, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Recent accounting pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3—Initial Public Offering
Pursuant to the Initial Public Offering, the Company sold 25,000,000 Units at a purchase price of $10.00 per Unit, which includes a partial exercise by the underwriter of its option to purchase an additional 2,500,000 Units at $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Note 4—Private Placement
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,954,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $6,954,500. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and all underlying securities will expire worthless.
Note 5—Related Party Transactions
Founder Shares
In April 2019, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. On June 19, 2019, the Company effected a 1.125-for-1 stock split of its Class B common stock. As a result, the Sponsor held 6,468,750 Founder Shares, of which up to 218,750 shares were subject to forfeiture following the underwriter’s election to partially exercise its over-allotment option, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering). The underwriters’ election to exercise their remaining over-allotment option expired unexercised on August 5, 2019 and, as a result, 218,750 Founder Shares were forfeited, resulting in 6,250,000 Founder Shares outstanding as of August 5, 2019. The Founder Shares will automatically convert into Class A common stock upon the consummation of a Business Combination on a one-for-one basis, subject to adjustments as described in Note 7.
The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (i) one year after the completion of a Business Combination or (ii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, the Founder Shares will be released from the lock-up.
Promissory Note—Related Party
On April 19, 2019, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. The borrowings outstanding under the Promissory Note of $175,000 were repaid upon the consummation of the Initial Public Offering on June 24, 2019.
Administrative Support Agreement
The Company entered into an agreement whereby, commencing on June 19, 2019, the Company will pay an affiliate of the Sponsor a total of $25,000 per month for office space, administrative and support services. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the period from February 28, 2019 (inception) through December 31, 2019, the Company incurred $150,000 in fees for these services, of which such fees are included in accrued expenses in the accompanying balance sheet as of December 31, 2019.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but none of them are obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
Note 6—Commitments
Registration Rights
Pursuant to a registration rights agreement entered into on June 19, 2019, the holders of the Founder Shares, Private Placement Warrants and warrants issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion into shares of Class A common stock). These holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Sale of Units to Related Party
A fund managed by an affiliate of the Sponsor purchased 2,227,500 Units in the Initial Public Offering at the Initial Public Offering price. The underwriter did not receive any underwriting discount or commissions on the Units purchased by such fund.
Underwriting Agreement
The Company granted the underwriter a 45-day option to purchase up to 3,375,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price, less the underwriting discounts and commissions. As of June 24, 2019, the underwriter partially exercised its over-allotment option to purchase an additional 2,500,000 Units at $10.00 per Unit, leaving 875,000 Units available for purchase at $10.00 per Unit. The underwriters’ election to exercise their remaining over-allotment option expired unexercised on August 5, 2019.
The underwriter was paid a cash underwriting discount of 2.0% of the gross proceeds from the Units sold in the Initial Public Offering, after deducting the proceeds received from the fund managed by an affiliate of the Sponsor, or $4,554,500 in the aggregate. In addition, the underwriter is entitled to a deferred fee of 3.5% of the gross proceeds from the Units sold in the Initial Public Offering, or $7,970,375. The deferred fee will be forfeited by the underwriter solely in the event that the Company fails to complete a Business Combination, subject to the terms of the underwriting agreement. The underwriter did not receive any underwriting discount or commissions on Units purchased by a fund managed by an affiliate of our sponsor.
Note 7—Stockholder’s Equity
Preferred Stock —The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2019, there were no shares of preferred stock issued or outstanding.
Class A Common Stock —The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2019, there were 1,138,051 shares of Class A common stock issued and outstanding, excluding 23,861,949 shares of Class A common stock subject to possible redemption.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Class B Common Stock —The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2019, there were 6,250,000 shares of Class B common stock issued and outstanding.
Holders of Class B common stock will have the right to elect all of the Company’s directors prior to the consummation of a Business Combination. On any other matter submitted to a vote of the Company’s stockholders, holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law. These provisions of the Company’s Amended and Restated Certificate of Incorporation may only be amended if approved by a majority of at least 90% of the Company’s common stock voting at a stockholder meeting.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Private Placement Warrants) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent securities issued, or to be issued, to any seller in a Business Combination, any private placement equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company).
Warrants —Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the Public Warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
Redemptions of Warrants for Cash — Once the warrants become exercisable, the Company may redeem the Public Warrants:
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days’ prior written notice of redemption; and
•
if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Note 8—Income Tax
The Company does not have any deferred tax assets or liabilities at December 31, 2019.
The income tax provision for the period from February 28, 2019 (inception) through December 31, 2019 consists of the following:
Federal
Current	$373,079
Deferred	—

State
Current	$—
Deferred	—
Change in valuation allowance	—
Income tax provision	$373,079
As of December 31, 2019, the Company did not have any U.S. federal and state net operating loss carryovers (“NOLs”) available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2019 is as follows:
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Income tax provision	21.0%
The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open and subject to examination.
Note 9—Fair Value Measurements
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2019
Assets:
Marketable securities held in Trust Account	1	$251,865,941
Note 10—Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

PART I - FINANCIAL INFORMATION
SOUTH MOUNTAIN MERGER CORP.
CONDENSED BALANCE SHEETS
	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets
Cash	$1,401,047	$1,606,261
Prepaid income taxes	105,257	41,921
Prepaid expenses	145,783	102,712
Total Current Assets	1,652,087	1,750,894

Marketable securities held in Trust Account	252,360,923	251,865,941
TOTAL ASSETS	$254,013,010	$253,616,835

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liability - Accrued expenses	$451,763	$366,561
Deferred underwriting fee payable	7,970,375	7,970,375
Total Liabilities	8,422,138	8,336,936

Commitments (see Note 6)

Common stock subject to possible redemption, 23,827,156 and 23,861,949 shares at redemption value at June 30, 2020 and December 31, 2019, respectively	240,590,864	240,279,893

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 authorized; none issued and outstanding	—	—
Class A Common stock, $0.0001 par value; 200,000,000 shares authorized; 1,172,844 and 1,138,051 shares issued and outstanding (excluding 23,827,156 and 23,861,949 shares subject to possible redemption) at June 30, 2020 and December 31, 2019, respectively.	117	114
Class B Common stock, $0.0001 par value; 20,000,000 shares authorized; 6,250,000 shares issued and outstanding at June 30, 2020 and December 31, 2019	625	625
Additional paid-in capital	3,284,806	3,595,780
Retained earnings	1,714,460	1,403,487
Total Stockholders’ Equity	5,000,008	5,000,006
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$254,013,010	$253,616,835
The accompanying notes are an integral part of these condensed financial statements.

SOUTH MOUNTAIN MERGER CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30, 2020	For the Period from February 28, 2019 (inception) through June 30, 2019
	2020	2019
Operating and formation costs	$243,841	$65,808	$489,692	$66,808
Loss from operations	(243,841)	(65,808)	(489,692)	(66,808)

Other income:
Interest income on marketable securities held in Trust Account	96,195	86,506	883,329	86,506

(Loss) income before provision for income taxes	(147,646)	20,698	393,637	19,698
Benefit (provision) for income taxes	31,005	(4,137)	(82,664)	(4,137)
Net (loss) income	$(116,641)	$16,561	$310,973	$15,561

Weighted average shares outstanding, basic and diluted(1)	7,398,328	5,767,805	7,393,190	5,767,805

Basic and diluted net loss per common share(2)	$(0.03)	$(0.00)	$(0.05)	$(0.00)
(1)	Excludes an aggregate of 23,827,156 and 23,886,104 shares subject to possible redemption at June 30, 2020 and 2019, respectively.
(2)
Net loss per common share – basic and diluted excludes interest income of $73,579 and $667,804 attributable to common stock subject to possible redemption for the three and six months ended June 30, 2020, respectively, and $30,925 attributable to common stock subject to possible redemption for the three months ended June 30, 2019 and for the period from February 28, 2019 (inception) through June 30, 2019.

The accompanying notes are an integral part of these condensed financial statements.

SOUTH MOUNTAIN MERGER CORP.
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(Unaudited)
THREE AND SIX MONTHS ENDED JUNE 30, 2020
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2020	1,138,051	$114	6,250,000	$625	$3,595,780	$1,403,487	$5,000,006
Change in value of common stock subject to possible redemption	10,277	1	—	—	(427,612)	—	(427,611)
Net income	—	—	—	—	—	427,614	427,614
Balance – March 31, 2020	1,148,328	115	6,250,000	625	3,168,168	1,831,101	5,000,009
Change in value of common stock subject to possible redemption	24,516	2	—	—	116,638	—	116,640
Net loss	—	—	—	—	—	(116,641)	(116,641)
Balance – June 30, 2020	1,172,844	$117	6,250,000	$625	$3,284,806	$1,714,460	$5,000,008
THREE MONTHS ENDED JUNE 30, 2019 AND
FOR THE PERIOD FROM FEBRUARY 28, 2019 (INCEPTION) THROUGH JUNE 30, 2019
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholders’ (Deficit)/ Equity
	Shares	Amount	Shares	Amount
Balance – February 28, 2019 (inception)	—	$—	—	$—	$—	$—	$—
Net loss			—	—	—	(1,000)	(1,000)
Balance – March 31, 2019	—	—	—	—	—	(1,000)	(1,000)
Issuance of Class B common stock to Sponsor	—	—	6,468,750	647	24,353	—	25,000
Sale of 25,000,000 Units, net of underwriting discount and offering expenses	25,000,000	25,000	—	—	236,894,412	—	236,896,912
Sale of 6,954,500 Private Placement Warrants	—	—	—	—	6,954,500	—	6,954,500
Common stock subject to possible redemption	(23,886,104)	(2,389)	—	—	(238,889,578)	—	(238,891,967)
Net income			—	—	—	16,561	16,561
Balance – June 30, 2019	1,113,896	$111	6,468,750	$647	$4,983,687	$15,561	$5,000,006
The accompanying notes are an integral part of these condensed financial statements.

SOUTH MOUNTAIN MERGER CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	Six Months Ended June 30, 2020	For the Period from February 28, 2019 (Inception) Through June 30, 2019
Cash Flows from Operating Activities:
Net income	$310,973	$15,561
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(883,329)	(86,506)
Changes in operating assets and liabilities:
Prepaid expenses	(43,071)	(27,538)
Prepaid income taxes	(63,336)	—
Accrued expenses	85,202	60,833
Income taxes payable	—	4,137
Net cash used in operating activities	(593,561)	(33,513)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay taxes and regulatory compliance costs	388,347	—
Investment of cash in Trust Account	—	(250,000,000)
Net cash provided by (used in) investing activities	388,347	(250,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	245,445,500
Proceeds from sale of Private Placement Warrants	—	6,954,500
Proceeds from promissory notes – related party	—	175,000
Repayment of promissory notes – related party	—	(175,000)
Payment of offering costs	—	(224,279)
Net cash provided by financing activities	—	252,200,721

Net Change in Cash	(205,214)	2,167,208
Cash – Beginning	1,606,261	—
Cash – Ending	$1,401,047	$2,167,208

Supplemental cash flow information:
Cash paid for income taxes	$146,000	$—

Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$—	$238,875,410
Change in value of common stock subject to possible redemption	$310,971	$16,557
Deferred underwriting fee payable	$—	$7,970,375
Offering costs included in accrued offering costs	$—	$353,934
The accompanying notes are an integral part of these condensed financial statements.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
Note 1—Description of Organization and Business Operations
South Mountain Merger Corp. (the “Company”) was incorporated in Delaware as a blank check company on February 28, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the financial technology segment of the broader financial services industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of June 30, 2020, the Company had not yet commenced any operations. All activity through June 30, 2020 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and identifying a target company for a Business Combination.
The registration statement for the Company’s Initial Public Offering was declared effective on June 19, 2019. On June 24, 2019, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes a partial exercise by the underwriter of the over-allotment option to purchase an additional 2,500,000 Units, at $10.00 per Unit, generating gross proceeds of $250,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,954,500 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to our sponsor, South Mountain LLC (the “Sponsor”), generating gross proceeds of $6,954,500, which is described in Note 4.
Transaction costs amounted to $13,103,088, consisting of $4,554,500 of underwriting fees, $7,970,375 of deferred underwriting fees and $578,213 of other offering costs. In addition, as of June 30, 2020, cash of $1,401,047 was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Following the closing of the Initial Public Offering on June 24, 2019, an amount of $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) which was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to fund its regulatory compliance costs and to pay its tax obligations (“permitted withdrawals”).
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding the deferred underwriting fees and taxes payable on interest earned) at the time of the signing an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per Public Share, plus any pro rata interest, net of amounts withdrawn to fund permitted withdrawals). The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.
The Sponsor and the Company’s officers and directors have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (a) that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until June 24, 2021 to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
officers, directors or any of their affiliates acquires Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the permitted withdrawals. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Note 2—Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 20, 2020, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2019 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The interim results for the three and six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future interim periods.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2020 and December 31, 2019.
Marketable Securities Held in Trust Account
At June 30, 2020, substantially all of the assets held in the Trust Account were held in money market funds, which primarily invest in U.S. Securities. At December 31, 2019, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills. Through June 30, 2020, the Company withdrew $860,463 of interest earned on the Trust Account, of which $388,347 was withdrawn during the six months ended June 30, 2020.
Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Loss Per Common Share
Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at June 30, 2020 and 2019, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase 19,454,500 shares of Class A common stock in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the periods presented.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
Reconciliation of Net Loss Per Common Share
The Company’s net (loss) income is adjusted for the portion of income that is attributable to common stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:
	Three Months Ended June 30,		Six Months Ended June 30, 2020	For the Period from February 28, 2019 (inception) Through June 30, 2019
	2020	2019
Net (loss) income	$(116,641)	$16,561	$310,973	$15,561
Less: Income attributable to common stock subject to possible redemption	(73,579)	(30,925)	(667,804)	(30,925)
Adjusted net loss	$(190,220)	$(14,364)	$(356,831)	$(15,364)
Weighted average shares outstanding, basic and diluted	7,398,328	5,767,805	7,393,190	5,767,805
Basic and diluted net loss per common share	$(0.03)	$(0.00)	$(0.05)	$(0.00)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.
Note 3—Initial Public Offering
Pursuant to the Initial Public Offering, the Company sold 25,000,000 Units at a purchase price of $10.00 per Unit, which includes a partial exercise by the underwriter of its option to purchase an additional 2,500,000 Units at $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
Note 4—Private Placement
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,954,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $6,954,500. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and all underlying securities will expire worthless.
Note 5—Related Party Transactions
Founder Shares
In April 2019, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. On June 19, 2019, the Company effected a 1.125-for-1 stock split of its Class B common stock. As a result, the Sponsor held 6,468,750 Founder Shares, of which up to 218,750 shares were subject to forfeiture following the underwriter’s election to partially exercise its over-allotment option, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering). The underwriters’ election to exercise their remaining over-allotment option expired unexercised on August 5, 2019 and, as a result, 218,750 Founder Shares were forfeited, resulting in 6,250,000 Founder Shares outstanding as of August 5, 2019. The Founder Shares will automatically convert into Class A common stock upon the consummation of a Business Combination on a one-for-one basis, subject to adjustments as described in Note 7.
The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (i) one year after the completion of a Business Combination or (ii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, the Founder Shares will be released from the lock-up.
Promissory Note—Related Party
On April 19, 2019, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. The borrowings outstanding under the Promissory Note of $175,000 were repaid upon the consummation of the Initial Public Offering on June 24, 2019.
Administrative Support Agreement
The Company entered into an agreement whereby, commencing on June 19, 2019, the Company will pay an affiliate of the Sponsor a total of $25,000 per month for office space, administrative and support services. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and six months ended June 30, 2020, the Company incurred $75,000 and $150,000 in fees for these services, of which $300,000 and $150,000 are included in accrued expenses in the accompanying condensed balance sheets as of June 30, 2020 and December 31, 2019, respectively.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but none of them are obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
Note 6—Commitments
Registration Rights
Pursuant to a registration rights agreement entered into on June 19, 2019, the holders of the Founder Shares, Private Placement Warrants and warrants issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion into shares of Class A common stock). These holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Sale of Units to Related Party
A fund managed by an affiliate of the Sponsor purchased 2,227,500 Units in the Initial Public Offering at the Initial Public Offering price. The underwriter did not receive any underwriting discount or commissions on the Units purchased by such fund.
Underwriting Agreement
The underwriter was paid a cash underwriting discount of 2.0% of the gross proceeds from the Units sold in the Initial Public Offering, after deducting the proceeds received from the fund managed by an affiliate of the Sponsor, or $4,554,500 in the aggregate. In addition, the underwriter is entitled to a deferred fee of 3.5% of the gross proceeds from the Units sold in the Initial Public Offering, or $7,970,375. The deferred fee will be forfeited by the underwriter solely in the event that the Company fails to complete a Business Combination, subject to the terms of the underwriting agreement. The underwriter did not receive any underwriting discount or commissions on Units purchased by a fund managed by an affiliate of the Sponsor.
Note 7—Stockholders’ Equity
Preferred Stock —The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.
Class A Common Stock —The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At June 30, 2020 and December 31, 2019, there were 1,172,844 and 1,138,051 shares of Class A common stock issued and outstanding, excluding 23,827,156 and 23,861,949 shares of Class A common stock subject to possible redemption, respectively.
Class B Common Stock —The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At June 30, 2020 and December 31, 2019, there were 6,250,000 shares of Class B common stock issued and outstanding.
Holders of Class B common stock will have the right to elect all of the Company’s directors prior to the consummation of a Business Combination. On any other matter submitted to a vote of the Company’s stockholders, holders of Class A common stock and Class B common stock will vote together as a single class on all other matters

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
submitted to a vote of stockholders, except as required by law. These provisions of the Company’s Amended and Restated Certificate of Incorporation may only be amended if approved by a majority of at least 90% of the Company’s common stock voting at a stockholder meeting.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Private Placement Warrants) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent securities issued, or to be issued, to any seller in a Business Combination, any private placement equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company).
Warrants —Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the Public Warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
Redemptions of Warrants for Cash — Once the warrants become exercisable, the Company may redeem the Public Warrants:
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days’ prior written notice of redemption; and
•
if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

SOUTH MOUNTAIN MERGER CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2020
(Unaudited)
Note 8—Fair Value Measurements
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	June 30, 2020	December 31, 2019
Assets:
Marketable securities held in Trust Account	1	$252,360,923	$251,865,941
Note 9—Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

ANNEX A — BUSINESS COMBINATION AGREEMENT

BY AND AMONG

SOUTH MOUNTAIN MERGER CORP.,

BT MERGER SUB I, INC.,

BT MERGER SUB II, LLC,

AND

FACTOR SYSTEMS, INC. (D/B/A BILLTRUST)

DATED AS OF OCTOBER 18, 2020

(continued)

(continued)

INDEX OF ANNEX AND EXHIBITS
Annex I	Earnout Merger Consideration

Exhibit A	Form of Stockholder Support Agreement

Exhibit B	Form of SMMC Stockholder Support Agreement

Exhibit C	Form of Registration Rights Agreement

Exhibit D	Form of Lock-Up Agreement

Exhibit E	Form of Subscription Agreements

Exhibit F	Form of Stockholders Agreement

Exhibit G	Form of Non-Redemption Agreement

Exhibit H	Form of SMMC 2020 Equity Incentive Plan

Exhibit I	Form of SMMC Employee Stock Purchase Plan

Exhibit J	Form of SMMC Charter Amendment

Exhibit K	Form of SMMC A&R Bylaws

Exhibit L	Form of SMMC A&R Charter

Exhibit M	Form of Post-Signing Company Charter Amendment

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT, dated as of October 18, 2020 (this “Agreement”), is made by and among South Mountain Merger Corp., a Delaware corporation (“SMMC”), BT Merger Sub I, Inc., a Delaware corporation (“First Merger Sub”), BT Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”) and Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (the “Company”).
RECITALS
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), SMMC and the Company will enter into a business combination transaction pursuant to which (a) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of SMMC (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”) and (b) as soon as practicable, but in any event within 10 days following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”);
WHEREAS, the respective boards of directors or similar governing bodies of each of SMMC, First Merger Sub, Second Merger Sub and the Company have each approved, declared advisable and resolved to recommend to their respective stockholders or sole member, as applicable, the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the DLLCA, as applicable;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SMMC and the Requisite Stockholders are entering into Stockholder Support Agreements, dated as of the date hereof (the “Stockholder Support Agreements”), substantially in the form attached hereto as Exhibit A, providing that, among other things, the Requisite Stockholders will vote their Company Shares in favor of this Agreement, the First Merger and the other Transactions;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company and certain stockholders of SMMC are entering into Stockholder Support Agreements, dated as of the date hereof (the “SMMC Stockholder Support Agreements”), substantially in the form attached hereto as Exhibit B, providing that, among other things, the SMMC stockholders party to the SMMC Stockholder Support Agreements will vote their shares of SMMC Class A Common Stock in favor of this Agreement and the Transactions;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SMMC, certain stockholders of the Company and certain stockholders of SMMC, shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) to be effective upon the Closing, substantially in the form attached hereto as Exhibit C;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SMMC and certain stockholders of the Company who will receive SMMC Class A Common Stock have entered into Lock-Up Agreements (the “Lock-Up Agreements”) to be effective upon the Closing, substantially in the form attached hereto as Exhibit D;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SMMC and each of the parties subscribing for shares of SMMC Class A Common Stock thereunder have entered into subscription agreements (the “Subscription Agreements”), each substantially in the form attached hereto as Exhibit E, pursuant to which such parties, upon the terms and subject to the conditions set forth therein, shall purchase shares of SMMC Class A Common Stock at $10.00 per share in a private placement or placements (the “Private Placements”), to be consummated concurrently with the Closing;
WHEREAS, shares of SMMC Class B Common Stock shall automatically convert into shares of SMMC Class A Common Stock at the Effective Time in accordance with the SMMC Certificate of Incorporation;
WHEREAS, pursuant to the SMMC Certificate of Incorporation, SMMC shall provide an opportunity to its stockholders to have their shares of SMMC Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the SMMC Certificate of Incorporation, the

Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the SMMC Stockholders for the Business Combination (the “Offer”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company, SMMC and South Mountain LLC, a Delaware limited liability company (the “Sponsor”) are entering into a Share and Warrant Cancellation Agreement (the “Cancellation Agreement”), whereby, among other things (i) the Sponsor has agreed that immediately prior to the Closing, subject to the terms and conditions set forth therein the Sponsor shall transfer to SMMC for cancellation, the Sponsor Cancelled Shares and the Sponsor Cancelled Warrants and (ii) the Sponsor has agreed to vote its SMMC Class B Common Stock in favor of the Transactions and the SMMC Proposals;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SMMC and Sponsor have entered into that certain Stockholders Agreement (the “Stockholders Agreement”) to be effective upon the Closing, substantially in the form attached hereto as Exhibit F;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SMMC and the Non-Redemption Stockholders have entered into Non-Redemption Agreements (the “Non-Redemption Agreement”), substantially in the form attached hereto as Exhibit G.
WHEREAS, prior to the consummation of the Transactions, SMMC shall, subject to obtaining the SMMC Stockholder Approval, adopt an omnibus incentive plan (the “SMMC 2020 Equity Incentive Plan”) and an employee stock purchase plan (the “SMMC Employee Stock Purchase Plan”), substantially in the forms attached hereto as Exhibit H and Exhibit I, respectively;
WHEREAS, prior to the consummation of the Transactions, SMMC shall, subject to obtaining the SMMC Stockholder Approval, amend the SMMC Certificate of Incorporation (the “SMMC Charter Amendment”) in the form attached hereto as Exhibit J, to provide for, among other things, an increase to the number of SMMC’s authorized shares of SMMC Class A Common Stock in connection with the Transactions;
WHEREAS, at the Effective Time, the bylaws of SMMC shall be amended and restated in the form attached hereto as Exhibit K (the “SMMC A&R Bylaws”);
WHEREAS, immediately following the consummation of the Transactions, SMMC shall, subject to obtaining the SMMC Stockholder Approval, adopt the amended and restated certificate of incorporation (the “SMMC A&R Charter”) in the form attached hereto as Exhibit L; and
WHEREAS, for United States federal and applicable state income Tax purposes, it is intended that the First Merger and the Second Merger, taken together, shall be viewed as a single integrated transaction that shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and that this Agreement constitutes a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I

DEFINITIONS
SECTION 1.01 Certain Definitions. For purposes of this Agreement
“Action” means any litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority.
“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
“Ancillary Agreements” means the Stockholder Support Agreements, the SMMC Stockholder Support Agreements, the Registration Rights Agreement, the Lock-Up Agreements, the Non-Redemption Agreements, the Cancellation Agreement, the Stockholders Agreement and all other agreements, certificates and instruments executed and delivered by SMMC, First Merger Sub, Second Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.
“Anti-Corruption Laws” means, as applicable, (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company from time to time.
“Applicable Redemption Amount” means (a) in the event the Redemption Amount is equal to or less than $50,000,000, 100% of the Redemption Amount; (b) in the event the Redemption Amount is greater than $50,000,000 but less than $100,000,000, $50,000,000; or (c) in the event the Redemption Amount equals or exceeds $100,000,000, the sum of (i) $50,000,000 plus (ii) fifty percent (50%) of the amount by which the Redemption Amount exceeds $100,000,000.
“Business Data” means all confidential business information and data that is accessed, collected, used, stored, shared, distributed, transferred, destroyed, or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company.
“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.
“Business Systems” means all Software, firmware, middleware, equipment, workstations, routers, hubs, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service,” that the Company owns or uses in the conduct of the business of the Company.
“Cap Adjustment Amount” means: (i) if Closing Available Cash is equal to or in excess of two hundred twenty-five million dollars ($225,000,000) then an amount equal to $0; and (ii) if Closing Available Cash is less than two hundred twenty-five million dollars ($225,000,000) then an amount equal to such shortfall.
“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.
“Cash Consideration Cap” means an amount equal to (a) the amount that is one hundred seventy eight million dollars ($178,000,000) minus (b) the Cap Adjustment Amount minus (c) the Applicable Redemption Amount.
“Closing Available Cash” means, without duplication, an amount equal to (a) Closing SMMC Cash minus (b) the lesser of: (i) one hundred seventy eight million dollars ($178,000,000) and (ii) the Aggregate Cash Election Amount.
“Closing SMMC Cash” means, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of SMMC; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of SMMC Common Stock pursuant to the Offer (to the extent not already paid) (the “Redemption Amount”); plus (d) the aggregate amount of cash committed to purchase shares of SMMC Class A Common Stock pursuant to the Subscription Agreements (and that has been funded to the escrow account in accordance with the Subscription Agreements solely to the extent such Subscription Agreement expressly contemplates the funding of such committed cash into an escrow account prior to the Closing). For the avoidance of doubt, the Closing SMMC Cash shall not be reduced by, and shall include, amounts necessary to pay any and all of the aggregate Per Share Cash Consideration, any Tax payments and the Funded Indebtedness.
“Company Charter” means the Company’s Fifth Amended and Restated Certificate of Incorporation as in effect as of the date of this Agreement and as amended by the Post-Signing Company Charter Amendment.
“Company Common Stock” means the Company’s Common Stock, with a par value of $0.001 per share.

“Company Expense Reimbursement Amount” means an amount equal to the actual fees and expenses incurred by SMMC or the Sponsor in connection with this Agreement, the Mergers and the other Transactions, but excluding any underwriting fees and discounts, in an amount not to exceed five million dollars ($5,000,000).
“Company IP” means, collectively, all Company Owned IP and Company Licensed IP.
“Company Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or that the Company otherwise has a right to use.
“Company Material Adverse Effect” means any event, circumstance, change or effect (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets or results of operations of the Company or (ii) prevents, materially impairs, materially delays or materially impedes the performance by the Company of its obligations under this Agreement or the consummation of the Mergers or any of the other Transactions on a timely basis and in any event before the Outside Date; provided, however, that with respect to clause (i) only, no Effect relating to or resulting or arising from any of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which the Company operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including the COVID-19 pandemic) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions taken or not taken by the Company as required by this Agreement or any Ancillary Agreement; (f) any event, circumstance, change or effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions (provided that clause (e) and this clause (f) shall not apply to any representations or warranty set forth in Section 4.04 or Section 4.05 but subject to any disclosures set forth in Section 4.04 or Section 4.05 of the Company Disclosure Schedule or the closing condition relating thereto); or (g) any actions taken, or failures to take action, or such other changes or events, in each case, which SMMC has requested or to which it has consented, in each case, after the date of this Agreement, except in the cases of clauses (a) through (d), in each case, to the extent that the Company is disproportionately and adversely affected thereby as compared with other participants in the industries in which the Company operates.
“Company Option Plans” means the Company’s 2003 Stock Incentive Plan and the Company’s 2014 Incentive Compensation Plan.
“Company Options” means all outstanding options to purchase Company Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under the Company Option Plans or otherwise.
“Company Outstanding Shares” means the total number of shares of Company Common Stock and the Company Preferred Stock (on an “as-converted” to Company Common Stock basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of Company Common Stock issuable upon the Company Preferred Stock Conversion, the number of shares of Company Common Stock issued or issuable upon the exercise of all Company Options and the shares of Company Common Stock underlying the Company Warrant or any other Equity Equivalents.
“Company Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company.
“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series D Preferred Stock and the Company Series E Preferred Stock.
“Company Securities” means the Company Common Stock, the Company Preferred Stock, the Company Options, and the Company Warrant.
“Company Securityholder” means a holder of Company Shares and/or a holder of Company Options.

“Company Series A Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.001 per share, designated as Series A Preferred Stock in the Company Charter.
“Company Series A-1 Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.001 per share, designated as Series A-1 Preferred Stock in the Company Charter.
“Company Series A-2 Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.001 per share, designated as Series A-2 Preferred Stock in the Company Charter.
“Company Series B Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.001 per share, designated as Series B Preferred Stock in the Company Charter.
“Company Series C Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.001 per share, designated as Series C Preferred Stock in the Company Charter.
“Company Series D Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.001 per share, designated as Series D Preferred Stock in the Company Charter.
“Company Series E Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.001 per share, designated as Series E Preferred Stock in the Company Charter.
“Company Shares” means the shares of Company Common Stock and the Company Preferred Stock.
“Company Stockholder” means a holder of a share of Company Common Stock and/or a share of Company Preferred Stock.
“Company Warrant” means that certain warrant exercisable into 14,527 shares of Series C Preferred Stock issued to Square 1 Bank on July 10, 2014.
“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, or any Suppliers or customers of the Company or SMMC or its subsidiaries (as applicable) that is not already generally available to the public and subject to a written obligation of confidentiality, including any Intellectual Property rights.
“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Stockholder Approval.
“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Employee Benefit Plans).
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.
“Disabling Devices” means Software, viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, spyware, malware, worms, other computer instructions, intentional devices, techniques, other technology, disabling codes, instructions, or other similar code or software routines or components that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, delete, maliciously encumber, hack into, incapacitate, perform unauthorized modifications, infiltrate or slow or shut down a computer system or data, software, system, network, other device, or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP, or Business Systems from misuse.
“Earnout Pro Rata Portion” means, with respect to:
(a) each holder of outstanding shares of Company Common Stock as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of SMMC Elected Common Stock into which such holder’s shares of Company Common Stock are converted into in accordance with Section 3.01(b) divided by (ii) the sum of (x) the total number of shares of SMMC’s Elected Common Stock into which all outstanding shares of Company Common Stock are converted into in accordance with Section 3.01(b), plus (y) the total number of shares of SMMC’s Class A Common Stock issued or issuable upon the exercise of the Converted Options; and

(b) each holder of outstanding Company Options as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of SMMC’s Class A Common Stock issued or issuable upon the exercise of such holders Converted Options, divided by (ii) the sum of (x) the total number of shares of SMMC’s Elected Common Stock into which all outstanding shares of Company Common Stock are converted into in accordance with Section 3.01(b), plus (y) the total number of shares of SMMC’s Class A Common Stock issued or issuable upon the exercise of the Converted Options.
For the avoidance of doubt, the amounts set forth in clauses (a)(i) and (a)(ii) of this definition shall include the shares of SMMC’s Elected Common Stock contemplated by Section 3.01(b)(i) and shall take into account each share of Company Common Stock delivered in satisfaction of the Company Warrant in accordance with Section 7.18. In no event shall the aggregate Earnout Pro Rata Portion exceed 100%.
“Earnout RSUs” means the restricted stock units of SMMC denominated in a number of shares of SMMC Class A Common Stock that may be issued pursuant to Section 3.07 and Annex I.
“Earnout Securities” means the Earnout RSUs and the Earnout Shares.
“Earnout Shares” means the shares of SMMC Class A Common Stock that may be issued pursuant to Section 3.07 and Annex I.
“Employee Benefit Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), any nonqualified deferred compensation plan subject to Section 409A of the Code, and each other retirement, health, welfare, cafeteria, bonus, commission, stock option, stock purchase, restricted stock, other equity or equity-based compensation, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, and similar plan, program, policy, practice, agreement, or arrangement, whether written or unwritten.
“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (i) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety.
“Equity Equivalents” means options, warrants, preemptive rights, calls, convertible securities, conversion rights or other equity securities or rights relating to the issued or unissued share capital of the Company.
“Equity Value” means $1,189,504,520.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.
“Exchange Act” means the Exchange Act of 1934.
“First Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of First Merger Sub.
“Formation Date” means September 4, 2001.
“Hazardous Substance(s)” means (i) any substances, wastes, or materials defined, identified or regulated as hazardous or toxic or as a pollutant or a contaminant under any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon; and (v) any other substance, material or waste regulated by, or for which standards of care may be imposed under any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means, with respect to the Company, any liabilities in respect of: (a) borrowed money, whether current, short-term, secured or unsecured or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) indebtedness evidenced by bonds, notes, debentures, mortgages or similar instruments; (c) lease obligations that are required to be capitalized in accordance with GAAP; (d) deferred payments, the deferred purchase price of assets, services or securities (including all seller notes and “earn outs” but excluding ordinary trade accounts payable); (e) conditional sale or other title retention agreements; (f) reimbursement obligations, whether contingent or matured, with respect to letters of credit, including standby letters of credit, bankers’ acceptances (to the extent drawn), surety bonds (to the extent drawn), other financial guarantees and interest rate protection agreements (to the extent drawn, and without duplication of other indebtedness supported or guaranteed thereby); (g) currency or interest rate swaps, collars, caps, hedges, derivatives or similar arrangements; (h) bank overdrafts and deferred liabilities; (i) all Indebtedness of the type referred to in clauses (a) through (h) guaranteed by the Company or secured by any Lien upon any property or asset owned by the Company or guarantees in respect of the purchase or lease of real property; and (j) accrued and unpaid interest, premiums, penalties, breakage costs, redemption fees or pre-payment costs and other amounts owing in respect of the items described in the foregoing clauses (a) through (i). For the avoidance of doubt, Indebtedness shall not include Taxes.
“Intellectual Property” means (i) patents, patent applications (including provisional and non-provisional applications) and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how and confidential and proprietary information, (v) rights in Internet domain names and social media accounts, (vi) all other intellectual property or proprietary rights of any kind or description, (vii) copies and tangible embodiments of any of the foregoing, in whatever form or medium, including all Software, and (viii) all legal rights arising from items (i) through (vi), including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.
“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Section 1.01(F) of the Company Disclosure Schedule after reasonable inquiry (and for all purposes of Section 4.13 hereof, “reasonable inquiry” shall not require Company to have conducted patent clearance or similar freedom to operate searches, or other Intellectual Property searches), and in the case of SMMC, the actual knowledge of Charles Bernicker and Nicholas Dermatas after reasonable inquiry.
“Leased Real Property” means the real property leased, subleased, licensed or occupied by the Company as tenant, subtenant, licensee or occupant, together with, to the extent leased, subleased, licensed or occupied by the Company, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.
“Lien” means any charge, lien, security interest, mortgage, deed of trust, defect of title, easement, right of way, pledge, adverse claim or other encumbrance of any kind (other than those created under applicable securities Laws).
“Milestone” means each of the $12.50 Share Price Milestone and the $15.00 Share Price Milestone.
“Nasdaq” means The Nasdaq Stock Market LLC.
“Non-Redemption Stockholders” means the stockholders of SMMC party to the Non-Redemption Agreements and each, a “Non-Redemption Stockholder.”
“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation, (iii) the Server Side Public License, or (iv) any Reciprocal License.
“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Company’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith and for which appropriate reserves have been made, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities that are not violated in any material respect by the Company’s current use of the assets that are subject thereto, (v) revocable, non-exclusive licenses (or sublicenses) of Company Owned IP granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens identified in the Annual Financial Statements, and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.
“Per Share Stock Consideration” means a number of shares of SMMC Elected Common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) 10.
“Per Share Merger Consideration Value” means (a) the Equity Value divided by (b) the Company Outstanding Shares.
“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
“Personal Information” means “personal information,” “personal data,” “personally identifiable information” or equivalent terms as defined by applicable Privacy/Data Security Laws.
“Post-Signing Company Charter Amendment” means the amendment to the Company Charter in the form attached hereto as Exhibit M.
“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information.
“Products” means any products or services under development, developed, manufactured, performed, out-licensed, sold, distributed, or other otherwise made available by or on behalf of the Company, from which the Company has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.
“Proxy Statement” means the proxy statement filed by SMMC as part of the Registration Statement with respect to the SMMC Stockholders’ Meeting for the purpose of soliciting proxies from SMMC Stockholders to approve the SMMC Proposals (which shall also provide the SMMC Stockholders with the opportunity to redeem their shares of SMMC Common Stock in connection with a stockholder vote on the Business Combination).
“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of licensed Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of licensed Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the licensed Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of licensed Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of licensed Software).
“Redemption Rights” means the redemption rights provided for in Article IX of the SMMC Certificate of Incorporation.
“Registered Intellectual Property” means all Intellectual Property that is the subject of an issued patent or registration (or a patent application or an application for registration), including domain names.
“Requisite Approval” means the written consent or affirmative vote of (i) the holders of at least seventy-eight percent (78%) of the Company Preferred Stock (voting together as a separate class on an “as-converted” to Company

Common Stock basis), given in writing or by vote at a meeting, (ii) the holders of a majority of the outstanding Company Series E Preferred Stock (voting together as a single class), given in writing or vote at a meeting and (iii) the holders of a majority of Company Common Stock and Company Preferred Stock outstanding voting together on an “as-converted” to Company Common Stock basis.
“Requisite Stockholders” means the persons or entities listed on Section 1.01(E) of the Company Disclosure Schedule.
“Sanctioned Person” means at any time any person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or otherwise controlled by any of the foregoing.
“Sanctions” means those applicable, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Treasury Department’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company from time to time.
“Second Merger Sub Organizational Documents” means the certificate of formation and operating agreement of Second Merger Sub.
“Securities Act” means the Securities Act of 1933.
“SMMC Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SMMC, filed with the Secretary of State of the State of Delaware on June 19, 2019.
“SMMC Elected Common Stock” means SMMC Class A Common Stock; provided, that “SMMC Elected Common Stock” means SMMC Class C Common Stock with respect to each Requisite Stockholder that has elected to be issued SMMC Class C Common Stock as set forth in such Requisite Stockholder’s Stockholder Support Agreement.
“SMMC Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets or results of operations of SMMC or (ii) prevents, materially impairs, materially delays or materially impedes the performance by SMMC, First Merger Sub, Second Merger Sub of their respective obligations under this Agreement or the consummation of the Mergers or any of the other Transactions on a timely basis and in any event before the Outside Date; provided, however, that with respect to clause (i) only, no Effect relating to or resulting or arising from any of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SMMC Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which SMMC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including the COVID-19 pandemic) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions taken or not taken by SMMC as required by this Agreement or any Ancillary Agreement, (f) any event, circumstance change or effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions (provided that clause (e) and this clause (f) shall not apply to any representations or warranty set forth in Section 5.04 or Section 5.05 but subject to any disclosures set forth in Section 5.04 or Section 5.05 of the SMMC Disclosure Schedule or the closing condition relating thereto); or (g) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented, in each case, after the date of this Agreement, except in the cases of clauses (a) through (d), in each case, to the extent that SMMC is disproportionately and adversely affected thereby as compared with other participants in the industry in which SMMC operate.

“SMMC Organizational Documents” means the SMMC Certificate of Incorporation and bylaws, in each case as amended, modified or supplemented in accordance with the terms of this Agreement.
“SMMC Stockholder” means a holder of SMMC Common Stock.
“SMMC Stockholders’ Meeting” means a meeting of the holders of SMMC Common Stock to be held for the purpose of approving the SMMC Proposals.
“SMMC Units” means the units issued in the IPO or the overallotment consisting of one (1) share of SMMC Class A Common Stock and one-half (1/2) of one (1) SMMC Warrant.
“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.
“Sponsor Cancelled Shares” means the number of Sponsor Shares to be forfeited to SMMC by the Sponsor in accordance with the Cancellation Agreement, such number being 1,250,000 which such number may be increased pursuant to Section 3(a) of the Cancellation Agreement.
“Sponsor Cancelled Warrants” means the number of Sponsor Warrants to be forfeited to SMMC by the Sponsor in accordance with the Cancellation Agreement, such number being 4,166,667.
“Sponsor Shares” means the shares of the SMMC Class B Common Stock held by the Sponsor as of immediately prior to the Closing.
“Sponsor Warrants” means the private placement warrants exercisable for SMMC Class A Common Stock held by the Sponsor as of immediately prior to the Closing.
“Stock Consideration” means a number of shares of SMMC Elected Common Stock equal to the quotient of (i) the Equity Value minus the aggregate amount of cash payable by SMMC pursuant to Section 3.01(b) divided by (ii) 10.
“stockholder” means a holder of stock or shares, as appropriate.
“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, SMMC or any other person means an Affiliate controlled by such person, directly or indirectly, through one or more intermediaries.
“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company.
“Tax” or “Taxes” means any and all taxes (including any charges, duties, levies or other similar governmental assessments in the nature of taxes), including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, withholding, occupancy, license, lease, service use, severance, capital, production, premium, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, recording, ad valorem, excise, commercial rent, escheat, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, in each case imposed by any Governmental Authority, whether disputed or not, together with all and any interest, fines, penalties, assessments or additions to tax imposed with respect thereto.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case filed or required to be filed with a Tax authority.
“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by SMMC, First Merger Sub, Second Merger Sub or the Company in connection with the Transaction and specifically contemplated by this Agreement.
“Transactions” means the transactions contemplated by this Agreement.
“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Virtual Data Room” means the virtual data room established by the Company or its Representatives, hosted by ShareFile, with access made available to SMMC and its Representatives.
“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.
SECTION 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:
Term	Section
$12.50 Earnout Shares	10.11
$12.50 Share Price Milestone	10.11
$15.00 Earnout Shares	10.11
$15.00 Share Price Milestone	10.11
A&R Charter Proposal	7.01(b)
Acceleration Event	10.11
Additional Proposal	7.01(b)
Aggregate Cash Election Amount	3.01(b)(i)
Agreement	Preamble
Annual Financial Statements	4.07(a)
Antitrust Laws	7.12(a)
Blue Sky Laws	4.05(b)
Business Combination	6.03
Cancellation Agreement	Recitals
Cancelled Shares	3.01(c)
Cash Electing Share	3.01(b)(i)
Cash Election	3.01(b)(i)
Cash Fraction	3.01(b)(i)
Certificates	3.03(b)
Change of Control	10.11
Charter Amendment Proposal	7.01(b)
Closing	2.02(b)
Closing Date	2.02(b)
Code	3.03(g)
Company	Preamble
Company Acquisition Proposal	7.05(a)(i)
Company Affiliate Agreement	4.19
Company Board	3.01(e)
Company Board Recommendation	7.03(a)
Company Disclosure Schedule	IV
Company Intervening Event	7.03(c)
Company Modification in Recommendation	7.03(a)
Company Modification in Recommendation Notice Period	7.03(a)
Company Officer’s Certificate	8.02(c)
Company Software	4.13(i)
Company Permits	4.06(a)
Company Preferred Stock Conversion	3.01(a)
Company Share Awards	4.03(a)
Company Software	4.13(i)
Company Stockholder Approval	4.18

Term	Section
Company Superior Proposal	7.03(b)(i)
Converted Option	3.01(e)
Data Security Requirements	4.13(k)
DGCL	Recitals
Dissenting Shares	3.06(a)
DLLCA	Recitals
Earnout Pro Rata Portion	3.03(j)
Earnout Shares	10.11
Effect	1.01
Effective Time	2.02(a)
Election Date	3.02(c)
Environmental Permits	4.15
Equity Plan Proposals	7.01(b)
ERISA Affiliate	4.10(c)
ESPP Proposal	7.01(b)
Exchange Agent	3.02(b)
Exchange Fund	3.03(a)
First Certificate of Merger	2.02(a)
First Merger	Recitals
First Merger Sub	Preamble
First Merger Sub Common Stock	5.03(b)
Form of Election	3.02(b)
GAAP	4.07(a)
Governmental Authority	4.05(b)
Group	10.11
Health Plan	4.10(k)
Intended Tax Treatment	Recitals
Interim Financial Statements	4.07(b)
Interim Financial Statements Date	4.07(b)
Investment Company Act	5.13
IPO	6.03
IRS	4.10(b)
Law	4.05(a)
Lease	4.12(b)
Lease Documents	4.12(b)
Letter of Transmittal	3.03(b)
Lock-Up Agreements	Recitals
Material Contracts	4.16(a)
Maximum Annual Premium	7.06(b)
Merger Payment Schedule	3.03(j)
Mergers	Recitals
Nasdaq Proposal	7.01(b)
Non-Disclosure Agreement	7.04(b)
Nonparty Affiliate	10.11
Non-Redemption Agreement	Recitals
Offer	Recitals
Ordinary Commercial Agreement	4.14(b)
Outside Date	9.01(b)
Outstanding Company Transaction Expenses	3.05(a)
Outstanding SMMC Transaction Expenses	3.05(b)

Term	Section
PCAOB Audited Financials	7.13
Per Share Cash Consideration	3.01(b)(i)
Plans	4.10(a)
PPACA	4.10(k)
Private Placements	Recitals
Prospectus	6.03
Public Stockholders	6.03
Registration Rights Agreement	Recitals
Registration Statement	7.01(a)
Released Claims	6.03
Remedies Exceptions	4.04
Representatives	7.04(a)
Sarbanes-Oxley Act	5.07(a)
SEC	5.07(a)
Second Certificate of Merger	2.02(a)
Second Effective Time	2.02(a)
Second Merger	Recitals
Second Merger Sub	Preamble
SMMC	Preamble
SMMC 2020 Equity Incentive Plan	Recitals
SMMC A&R Bylaws	Recitals
SMMC A&R Charter	Recitals
SMMC Acquisition Proposal	7.05(b)(i)
SMMC Board	2.05(b)
SMMC Board Recommendation	7.02(a)
SMMC Charter Amendment	Recitals
SMMC Class A Common Stock	5.03(a)
SMMC Class B Common Stock	5.03(a)
SMMC Common Stock	5.03(a)
SMMC Disclosure Schedule	Article V
SMMC Equity Incentive Plan Proposal	7.01(b)
SMMC Intervening Event	7.02(b)(ii)
SMMC Modification in Recommendation	7.02(a)
SMMC Modification in Recommendation Notice Period	7.02(a)
SMMC Preferred Stock	5.03(a)
SMMC Proposals	7.01(b)
SMMC Public Warrants	5.16
SMMC SEC Reports	5.07(a)
SMMC Stockholder Approval	5.04(b)
SMMC Stockholder Support Agreements	Recitals
SMMC Superior Proposal	7.02(b)(i)
SMMC Warrants	5.03(a)
Stock Election	3.01(b)(ii)
Stockholder Support Agreements	Recitals
Stockholders Agreement	Recitals
Subscription Agreements	Recitals
Surviving Corporation	Recitals
Surviving Entity	Recitals
Terminating Company Breach	9.01(f)
Terminating SMMC Breach	9.01(g)

Term	Section
Transaction Proposal	7.01(b)
Trust Account	5.13
Trust Agreement	5.13
Trust Fund	5.13
Trustee	5.13
Unaudited Interim Financial Statements	7.13
Written Consent	7.03(a)
SECTION 1.03 Construction.
(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto except with respect to the Company Disclosure Schedule, the SMMC Disclosure Schedule and any amendments to agreements or other documents following the date of this Agreement and (ix) references to any Law shall include all rules and regulations promulgated thereunder and shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.
(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(d) Any reference in this Agreement to “made available” or similar term means a document or other item of information that was provided or made available to SMMC, First Merger Sub or Second Merger Sub by the Company or its Representatives or uploaded to the Virtual Data Room, in each case, at least two (2) days prior to the date of this Agreement.
(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
ARTICLE II

AGREEMENT AND PLAN OF MERGER
SECTION 2.01 The Mergers.
(a) Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, First Merger Sub shall be merged with and into the Company. As a result of the First Merger, the separate corporate existence of First Merger Sub shall cease and the Company shall continue as the Surviving Corporation (provided that references to the Company for periods after the Effective Time until the Second Effective Time shall include the Surviving Corporation).
(b) Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DLLCA, at the Second Effective Time, the Surviving Corporation shall be merged with and into the Second Merger Sub. As a result of the Second Merger Sub, the separate corporate existence of the Surviving Corporation shall cease and the Second Merger Sub shall continue as the surviving entity of the Second Merger (provided that references to the Company or the Surviving Corporation for periods after the Second Effective Time shall include the Surviving Entity).

SECTION 2.02 Effective Times; Closing.
(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the First Merger to be consummated by filing a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such First Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such First Certificate of Merger) being the “Effective Time”). As soon as practicable following the Effective Time, but in any event within 10 days of the Effective Time, the parties hereto shall cause the Second Merger to be consummated by filing a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the DLLCA and mutually agreed by the parties (the date and time of the filing of such Second Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Second Certificate of Merger) being the “Second Effective Time”).
(b) Immediately prior to such filing of the First Certificate of Merger in accordance with Section 2.02(a), a closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”
SECTION 2.03 Effect of the Mergers.
(a) At the Effective Time, the effect of the First Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and First Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and First Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Surviving Corporation and Second Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Second Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.
SECTION 2.04 Governing Documents.
(a) At the Effective Time, the Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety in the form of the certificate of incorporation of First Merger Sub, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter supplemented or amended as provided by the DGCL (subject to Section 7.06).
(b) At the Second Effective Time, the certificate of formation of Second Merger Sub, as in effect immediately prior to the Second Effective Time, shall be amended to change the name of the Surviving Entity to such name as is determined by the Company no later than five (5) Business Days prior to the Closing Date, but otherwise shall continue to be the certificate of formation of the Surviving Entity until thereafter amended in accordance with their terms and as provided by DLLCA (subject to Section 7.07).
(c) At the Effective Time, the bylaws of SMMC shall be amended and restated to be the SMMC A&R Bylaws.
(d) Subject to the receipt of the SMMC Stockholder Approval, SMMC shall file (i) the SMMC Charter Amendment with the Secretary of State of the State of Delaware prior the Closing to be effective once filed and (ii) the SMMC A&R Charter with the Secretary of State of the State of Delaware promptly following the Effective Time to be effective once filed.

SECTION 2.05 Directors and Officers.
(a) The parties will take all requisite actions such that the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation immediately after the Effective Time shall be the individuals indicated on Section 2.05(a) of the Company Disclosure Schedule, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are, in the case of the initial directors, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed. The parties will take all requisite actions such that the initial managers of the Surviving Entity and the initial officers of the Surviving Entity immediately after the Second Effective Time shall be the individuals indicated on Section 2.05(a) of the Company Disclosure Schedule, each to hold office in accordance with the provisions of the DLLCA and the certificate of formation and operating agreement of the Surviving Entity and until their respective successors are, in the case of the initial managers, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed.
(b) The parties shall cause the Board of Directors of SMMC (the “SMMC Board”) and the officers of SMMC as of immediately following the Effective Time to be comprised of the individuals set forth on Section 2.05(b) of the Company Disclosure Schedule, each to hold office in accordance with the DGCL and the SMMC A&R Charter, the SMMC A&R Bylaws and the Stockholders Agreement and until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.
ARTICLE III

CONVERSION OF SECURITIES; EXCHANGE OF COMPANY SECURITIES
SECTION 3.01 Conversion of Securities.
(a) The Company shall take all actions necessary to cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into (i) a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the Company Charter in accordance with the terms of the Company Charter and (ii) a number of shares of Company Common Stock issuable with respect to any accrued dividends in accordance with the terms of the Company Charter ((i) and (ii) collectively, the “Company Preferred Stock Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall be canceled, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of shares of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.
(b) At the Effective Time (and, for the avoidance of doubt, following the Company Preferred Stock Conversion), by virtue of the First Merger and without any action on the part of SMMC, First Merger Sub, the Company or the Company Stockholders, each share of Company Common Stock (including Company Common Stock resulting from the Company Preferred Stock Conversion) that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares) shall be converted into the right to receive (A) subject to the provisions of Annex I, the contingent right to receive a number of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 3.07 and Annex I and (B) the following:
(i) if the holder of such share of Company Common Stock makes a proper and timely election in accordance with Section 3.02 to receive cash (a “Cash Election”) with respect to such share of Company Common Stock, which election has not been revoked pursuant to Section 3.02 (each such share, a “Cash Electing Share”), an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Merger Consideration Value (the “Per Share Cash Consideration”), except that if (x) the sum of the aggregate number of Dissenting Shares and the aggregate number of Cash Electing Shares, multiplied by (y) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”) exceeds the Cash Consideration Cap, then each Cash Electing Share shall be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Cash Consideration Cap and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (B) a number of validly issued, fully paid and nonassessable shares of SMMC Elected Common Stock equal to the product of (1) the Per Share Stock Consideration and (2) one minus the Cash Fraction; and
(ii) if the holder of such share makes a proper election to receive shares of SMMC Elected Common Stock (a “Stock Election”) with respect to such share of Company Common Stock, which election has not been revoked pursuant to Section 3.02, or the holder of such share fails to make a Cash Election or Stock Election with respect to such share in accordance with the procedures set forth in Section 3.02, the Per Share Stock Consideration.
All of the shares of Company Common Stock converted into the right to receive consideration as described in this Section 3.01(b) shall no longer be outstanding and shall cease to exist, and each holder of shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.01(b) into which such share of Company Common Stock shall have been converted.
(c) At the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each Company Share held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto (such Company Shares, the “Cancelled Shares”).
(d) At the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of First Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.
(e) At the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each Company Option that is outstanding immediately prior to the Effective Time shall be assumed by SMMC and converted into (A) an option to purchase shares of SMMC Class A Common Stock (each, a “Converted Option”), provided that the assumption and conversion of any such Company Options that are incentive stock options under Section 422 of the Code will be effected in a manner that is intended to be consistent with the applicable requirements of Section 424 of the Code and the applicable regulations promulgated thereunder, and (B) the contingent right to receive a number of Earnout Securities following the Closing in accordance with Section 3.07 and Annex I. Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately before the Effective Time, except that (x) each Converted Option will be exercisable for that number of shares of SMMC Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Common Stock subject to the Company Option immediately before the Effective Time and (2) the Per Share Stock Consideration; and (y) the per share exercise price for each share of SMMC Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Option immediately before the Effective Time by (2) the Per Share Stock Consideration; provided, however, that the exercise price and the number of shares of SMMC Class A Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder. In connection with the assumption of the Converted Options pursuant to this Section 3.01(e), the Company and SMMC shall cause SMMC to assume the Company Option Plan as of the Effective Time. Prior to the Effective Time and subject to the prior reasonable review and approval of SMMC (which approval shall not be unreasonably withheld, delayed, or conditioned), the Company shall take all actions reasonably necessary to effect the transactions anticipated by this Section 3.01(e) under the Company Option Plan and any Contract applicable to any Company Option (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to SMMC that all necessary determinations by the Board of Directors of the Company (the “Company Board”) or applicable committee of the Company Board to assume and convert Company Options in accordance with this Section 3.01(e) have been made.

(f) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of SMMC, Surviving Corporation, Second Merger Sub, or the holders of any securities of SMMC or the Surviving Corporation or the Second Merger Sub: (i) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and shall cease to exist without any conversion thereof or payment therefor; and (ii) each membership interest in Second Merger Sub issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and non-assessable membership interest in the Surviving Entity, which shall constitute the only outstanding equity of the Surviving Entity.
SECTION 3.02 Consideration Election Procedure.
(a) On or prior to the Election Date, each Company Stockholder (i) entitled to receive consideration pursuant to Section 3.01(b) and (ii) who was a Company Stockholder on the date of the delivery of the Consent Solicitation Statement, shall be entitled to specify the number of such holder’s Company Shares with respect to which such holder makes a Cash Election or a Stock Election by complying with the procedures set forth in this Section 3.02. For the avoidance of doubt and notwithstanding anything else to the contrary set forth herein, each Cash Election or Stock Election made pursuant to this Section 3.02 shall be deemed to be made with respect to each applicable Company Stockholder on an “as-converted” to Company Common Stock basis.
(b) SMMC shall prepare and file as an exhibit to the Registration Statement, a form of election (the “Form of Election”) in form and substance reasonably acceptable to the Company. Not less than twenty (20) days prior to the Election Date, the Company shall mail or otherwise deliver the Form of Election to each holder of record (as of such mailing) of Company Common Stock and Company Preferred Stock. Each Company Stockholder entitled to receive consideration pursuant to Section 3.01(b) shall use the Form of Election to make a Cash Election or a Stock Election. In the event that any such Company Stockholder fails to make a Cash Election or a Stock Election with respect to any or all Company Shares held or beneficially owned by such holder, then such holder shall be automatically deemed to have made a Stock Election with respect to those shares.
(c) Any applicable Company Stockholder’s election pursuant to the Form of Election will be deemed properly made only if the Company has received at its designated office, by 5:00 p.m. (New York time) on the business day that is five (5) Business Days prior to the Closing Date or such other date as SMMC and the Company will, prior to the Closing, mutually agree (the “Election Date”), a Form of Election duly, completely and validly executed and accompanied by (A) Certificates to which such Form of Election relates or (B) in the case such shares are uncertificated, any additional documents required by the procedures set forth in the Form of Election, and in each case, together with any additional documents required by the procedures set forth in the Form of Election. SMMC and the Company shall publicly announce the anticipated Election Date at least ten (10) Business Days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Date shall be similarly delayed to a subsequent date, and SMMC and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Date; provided, that such subsequent announcement may be made five (5) Business Days prior to the Closing Date and the Election Date may be four (4) Business Days prior to the Closing Date.
(d) Any election made pursuant to this Section 3.02 will have been properly made only if the Company will have actually received a properly completed Form of Election prior to the Election Date. Any Form of Election may be revoked or changed by the person submitting it, by written notice received by the Company prior to the Election Date. In the event an Form of Election is validly revoked prior to the Election Date, the holders of the shares of Company Common Stock and Company Preferred Stock represented by such Form of Election then such holder shall be deemed to have made a Stock Election with respect to those shares, except to the extent a subsequent election is properly made prior to the Election Date. Any Cash Election or Stock Election as of the Election Date is final and irrevocable, unless (i) otherwise consented to in writing by the Company (which such consent may, in the Company’s sole discretion, be provided or denied), or (ii) this Agreement is validly terminated in accordance with Article IX, in which case all Cash Elections and Stock Elections shall automatically be revoked concurrently with the termination of this Agreement. Without limiting the application of any other transfer restrictions that may otherwise exist, after a Cash Election or a Stock Election is validly made or deemed to be made with respect to any shares of Company Common Stock (or

Company Preferred Stock on an “as-converted” to Company Common Stock basis), no further registration of transfers of such shares shall be made on the stock transfer books of the Company until the Closing, unless and until such Cash Election or Stock Election is validly revoked in accordance with this Section 3.02.
(e) The determination of the Company shall be final, conclusive and binding in the event of ambiguity or uncertainty as to whether or not a Cash Election or a Stock Election has been properly made or revoked pursuant to this Section 3.02. None of SMMC, First Merger Sub, Second Merger Sub, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election.
SECTION 3.03 Exchange of Company Securities.
(a) Exchange Agent. On the Closing Date, SMMC shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by SMMC and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article III, an amount in cash payable by SMMC pursuant to Section 3.01(b) and Section 3.03(i) (in any event, not to exceed the Cash Consideration Cap) and the number of shares of SMMC Elected Common Stock sufficient to deliver the Stock Consideration payable by SMMC pursuant to this Agreement, in each case, as set forth in the Merger Payment Schedule (such amount of cash and such shares of SMMC Elected Common Stock being hereinafter referred to as the “Exchange Fund”). Upon the completion of such deposit, SMMC shall have no liability with respect to the amount in cash payable by SMMC pursuant to Section 3.01(b) and Section 3.03(i) or the Stock Consideration. SMMC shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the amount in cash payable by SMMC pursuant to Section 3.01(b) and Section 3.03(i) or the Per Share Stock Consideration, as applicable, out of the Exchange Fund in accordance with the Merger Payment Schedule and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by SMMC; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent such fund increases for any reason above the level required to make prompt payment of any outstanding Per Share Cash Consideration to be paid in pursuant to Section 3.01(b)(i), SMMC shall, following such prompt payment, be the sole owner of any amounts left over in such Exchange Fund.
(b) Exchange Procedures. Concurrently with the mailing of the Consent Solicitation Statement, SMMC shall direct the Exchange Agent to mail to each holder of Company Common Stock or Company Preferred Stock evidenced by certificates (the “Certificates”) entitled to receive the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, pursuant to Section 3.01: a letter of transmittal, which shall be in a form reasonably acceptable to SMMC and the Company (the “Letter of Transmittal”) and which shall (A) have customary representations and warranties as to title, authorization, execution and delivery, (B) have a customary release of all claims against SMMC and the Company arising out of or related to such holder’s ownership of shares of Company Common Stock or Company Preferred Stock, (C) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and (D) include instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (to the extent such shares of Company Common Stock or Company Preferred Stock are or were certificated), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and SMMC shall direct the Exchange Agent to deliver the Per Share Stock Consideration or the Per Share Cash Consideration, as applicable, in accordance with the provisions of Section 3.01 and Section 3.02, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.03, each Certificate entitled to receive the Per Share Stock Consideration or the Per Share Cash Consideration, as applicable, in accordance with Section 3.01 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Stock Consideration or the Per Share Cash Consideration, as applicable, that such holder is entitled to receive in accordance with the provisions of Section 3.01.
(c) No Further Rights in Company Common Stock or Company Preferred Stock. The Per Share Stock Consideration and the Per Share Cash Consideration, as applicable, payable upon conversion of the Company Shares (including Company Shares resulting from the conversion of the Company Preferred Stock and the Company Warrant) in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Shares.
(d) Adjustments to Per Share Consideration. The Per Share Stock Consideration and the Per Share Cash Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SMMC Elected Common Stock occurring on or after the date hereof and prior to the Effective Time.
(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for one-year after the Effective Time shall be delivered to SMMC, upon demand, and any holders of Company Shares who have not theretofore complied with this Section 3.03 shall thereafter look only to SMMC for the Per Share Stock Consideration or the Per Share Cash Consideration, as applicable. Any portion of the Exchange Fund remaining unclaimed by holders of Company Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of SMMC free and clear of any claims or interest of any person previously entitled thereto.
(f) No Liability. None of the Exchange Agent, SMMC, the Surviving Corporation or the Surviving Entity shall be liable to any holder of Company Shares (including shares of Company Common Stock resulting from the conversion of the Company Preferred Stock and the Company Warrant) for any such Company Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.03.
(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Surviving Corporation, the Surviving Entity, SMMC, First Merger Sub, Second Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement to any holder of Company Options or Company Shares (including shares of Company Common Stock resulting from the conversion of the Company Preferred Stock and the Company Warrant) such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the United States Internal Revenue Code of 1986 (the “Code”) or any provision of state, local or non U.S. Tax Law. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority in accordance with applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the holder of the Company Securities (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made.
(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01 and Section 3.02(b).
(i) Fractional Shares. No certificates or scrip or shares representing fractional shares of SMMC Elected Common Stock shall be issued upon the exchange of Company Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of SMMC or a holder of shares of SMMC Elected Common Stock. Each holder of Company Shares who would otherwise have been entitled to receive a fraction of a share of SMMC Common Stock (after taking into account all Certificates surrendered by such holder and after aggregating all fractional shares that would otherwise be received by such holders into whole shares) shall receive, in lieu thereof, an amount equal to such fractional amount multiplied by the average weighted price per share of SMMC Class A Common Stock on the Nasdaq (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by SMMC and the Company) on each of the five (5) consecutive trading days ending with the last complete trading day prior to the Closing Date.
(j) Merger Payment Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to SMMC and the Exchange Agent a schedule (the “Merger Payment Schedule”) that is true, correct and consistent with the Forms of Election received by the Company pursuant to Section 3.02 showing (i) the percentage allocation of the Stock Consideration to each of the holders of Company Securities at the Closing as well as the corresponding number (and class) of shares of SMMC Elected Common Stock to be issued to such holders of Company Common Stock in accordance with Section 3.01 and the Company Charter, (ii) the Per Share Cash Consideration to be paid to each of the holders of Company Common Stock in accordance with Section 3.01 and the Company Charter and (iii) with respect to each holder of Company Securities, the Earnout Pro Rata Portion in respect of such holder’s Company Common Stock and the Earnout Pro Rata Portion in respect of such holder’s Company Options. The Merger Payment Schedule shall also include (A) the name of each Company Securityholder and any other holder of Equity Equivalents and (B) the number and type of Company Shares, Company Options and other Equity Equivalents held by each holder thereof. For the avoidance of doubt, SMMC and the Company agree that (1) if no Company Stockholder makes a Cash Election or receives cash pursuant to Section 3.03(i), the aggregate number of shares of SMMC Elected Common Stock to be issued in respect of Company Shares and issuable in respect of converted Company Options pursuant to the terms of this Agreement shall be 118,950,452 and the Merger Payment Schedule shall reflect the same, (2) if Company Stockholders make a number of Cash Elections that result in the Aggregate Cash Election Amount equaling or exceeding the Cash Consideration Cap (assuming a Cap Adjustment Amount and Applicable Redemption Amount equal to zero (0)), the number of shares of SMMC Elected Common Stock to be issued as Per Share Stock Consideration shall be 101,150,452 and (3) in no event shall the cash payable by SMMC or any other person in respect of Company Shares and the Company Warrant pursuant to the terms of this Agreement exceed the Cash Consideration Cap and the Merger Payment Schedule shall reflect the same.
SECTION 3.04 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock or Company Preferred Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or SMMC for any reason shall be converted into the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, in accordance with the provisions of Section 3.01.
SECTION 3.05 Payment of Expenses.
(a) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, the Company shall provide to SMMC a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date, following the Closing, SMMC shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company Stockholders.
(b) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, SMMC shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of SMMC, First Merger Sub, Second Merger Sub or Sponsor for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of SMMC, First Merger Sub, Second Merger Sub or Sponsor in connection with the Transactions or otherwise in connection with

SMMC’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding SMMC Transaction Expenses”). On the Closing Date, SMMC shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding SMMC Transaction Expenses.
(c) Except as set forth in this Section 3.05 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Mergers or any other Transaction are consummated, except that SMMC and the Company shall each pay fifty percent (50%) of all filing fees relating to all SEC and other regulatory filing fees (including those incurred in connection with the Registration Statement and the filing fee for the Notification and Report Forms filed under the HSR Act).
SECTION 3.06 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Company Shares that are outstanding immediately prior to the Effective Time and that are held by Company Stockholders who shall have neither voted in favor of the First Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Shares in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such Company Shares, the “Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of his, her or its Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, without any interest thereon, upon surrender, if applicable, in the manner provided in Section 3.03(b), of the Certificate or Certificates that formerly evidenced such Company Shares.
(b) Prior to the Closing, the Company shall give SMMC (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of SMMC (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
SECTION 3.07 Earnout Securities. In accordance with Annex I hereto, SMMC will issue (a) within five (5) Business Days following the occurrence of the $12.50 Share Price Milestone and/or the $15.00 Share Price Milestone, as applicable, to each holder of Company Common Stock that had an Earnout Pro Rata Portion exceeding zero (0) and each holder of a Company Option that was assumed and has vested pursuant to, and without duplication with, Section 3.01(e), the $12.50 Earnout Shares and/or the $15.00 Earnout Shares, as applicable, and (b) as soon as practicable following the later of (1) the occurrence of the $12.50 Share Price Milestone and/or the $15.00 Share Price Milestone, as applicable, and (2) SMMC’s filing of a Form S-8 Registration Statement, to each holder of a 12.50 Unvested Converted Option or a 15.00 Unvested Converted Option, as applicable, the $12.50 Earnout RSUs and/or the $15.00 Earnout RSUs, as applicable, which Earnout Securities shall be fully paid and free and clear of all Liens other than applicable securities Law restrictions, as applicable; provided, however, that in the case of Section 3.07(a), shares of Class 2 Common Stock (as defined in the SMMC A&R Charter) may be issued with respect to each Requisite Stockholder that has agreed to receive shares of Class 2 Common Stock as set forth in such Requisite Stockholder’s Support Agreement in lieu of $12.50 Earnout Shares and/or the $15.00 Earnout Shares as further set forth in Annex I. Notwithstanding the foregoing, the issuance of the Earnout Securities shall be subject to withholding pursuant to Section 3.03(g).
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Company’s disclosure letter delivered by the Company to SMMC, First Merger Sub and Second Merger Sub in connection with this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to SMMC, First Merger Sub and Second Merger Sub as follows:
SECTION 4.01 Organization and Qualification; Subsidiaries.
(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect.
(b) The Company has no subsidiaries. The Company does not directly or indirectly own, and has never owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.
SECTION 4.02 Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available to SMMC in the Virtual Data Room a complete and correct copy of the certificate of incorporation and the bylaws of the Company. Such certificates of incorporation and bylaws are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The Company is not in violation of any stockholders agreement, voting agreement or similar organizational document to which it is a party and, to the Company’s knowledge, no other party to any such agreement is in violation thereof.
SECTION 4.03 Capitalization.
(a) The authorized capital stock of the Company consists of15,894,857 shares of Company Common Stock, of which 4,384,752 shares are issued and outstanding and of which 9,652,074 are reserved for issuance upon the Company Preferred Stock Conversion, 1,626,343 shares of Series A Preferred Stock, of which 1,626,343 shares are issued and outstanding, 208,846 shares of Series A-1 Preferred Stock, of which 208,846 shares are issued and outstanding, 325,263 shares of Series A-2 Preferred Stock, of which 325,263 shares are issued and outstanding, 2,875,755 shares of Series B Preferred Stock, of which 2,875,755 shares are issued and outstanding, 522,960 shares of Series C Preferred Stock, of which 508,433 shares are issued and outstanding and of which 14,527 shares are reserved for issuance pursuant to the Company Warrant, 1,259,965 shares of Series D Preferred Stock, of which 1,259,965 shares are issued and outstanding and 2,447,323 shares of Series E Preferred Stock, of which 2,447,323 shares are issued and outstanding. The rights, preferences, privileges and restrictions of the Company Preferred Stock are as stated in the Company Charter. No Company Shares are held in the treasury of the Company and 2,265,228 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options and other purchase rights (the “Company Share Awards”) granted pursuant to the Company Option Plans or otherwise.
(b) Other than the Company Options and the Company Warrant, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or obligating the Company to issue or sell any shares of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares or other equity or other voting interests in, the Company. Except as set forth on Section 4.03(b) of the Company Disclosure Schedule, the Company is not a party to, or otherwise bound by, and the Company has not granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares, or other securities or ownership interests in, the Company. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company is a party, or to the Company’s knowledge, among any holder of Company Shares or any other equity interests or other securities of the Company to which the Company is not a party, with respect to the voting or transfer of the Company Shares or any of the equity interests or other securities of the Company.

(c) Section 4.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Share Award outstanding, if applicable: (i) the name of the Company Share Award recipient; (ii) whether the Company Share Award was granted pursuant to the Company Option Plans; (iii) the number and type of shares of the Company outstanding with respect to such Company Share Award; (iv) the exercise or purchase price of such Company Share Award; (v) the date on which such Company Share Award was granted; and (vi) the date on which such Company Share Award expires. The Company has made available to SMMC in the Virtual Data Room an accurate and complete copy of the Company Option Plan and all forms of award agreements evidencing all outstanding Company Share Awards. No Company Option was granted with an exercise price per share less than the fair market value of the underlying shares of Company Common Stock as of the date such Company Option was granted. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.
(d) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.
(e) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Share Award or Company Option as a result of the proposed transactions herein, and (ii) all outstanding Company Shares, all outstanding Company Share Awards and Company Options, have been issued and granted in compliance with (A) all applicable securities Laws and other applicable Laws and (B) all preemptive rights and other requirements set forth in applicable Contracts to which the Company is a party and the organizational documents of the Company.
(f) Except for the Company Shares held by the stockholders of the Company, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.
(g) All outstanding Company Shares have been issued and granted in compliance with (i) applicable securities Laws and other applicable Laws and (ii) any preemptive rights and other similar requirements set forth in applicable Contracts to which the Company is a party.
SECTION 4.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Mergers, the Company Stockholder Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SMMC, First Merger Sub and Second Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). No state takeover Law or similar restrictions are applicable to the Mergers or the other Transactions.
SECTION 4.05 No Conflict; Required Filings and Consents.
(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and DLLCA and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions set forth on Section 4.05(b) of the Company Disclosure Schedule, including the Written Consent, being made, obtained or given, the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company, (ii) conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company pursuant to, any Contract to which the Company is a party or by which its assets are bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.
(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, the pre-merger notification requirements of the HSR Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.
SECTION 4.06 Permits; Compliance.
(a) The Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. Each Company Permit is in full force and effect in accordance with its terms and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. To the knowledge of the Company, none of such Company Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions. There are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Company Permit. Each of the Company and its Subsidiaries is in material compliance with all Company Permits applicable to the Company.
(b) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected be material to the Company, the Company is, and since December 31, 2017 has been, in compliance with all applicable Laws. The Company has not received any written notice from any Governmental Authority of any violation of any applicable Law by the Company or its Subsidiaries at any time since December 31, 2017, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company.
(c) The Company is not in conflict with, or in default, breach or violation of, and to the Company’s knowledge, there is no an event which, with notice or lapse of time or both, would become a default of, any Material Contract, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not, individually or in the aggregate, reasonably be expected to be material to the Company.
SECTION 4.07 Financial Statements; Internal Controls.
(a) The Company has made available to SMMC in the Virtual Data Room true and complete copies of the audited balance sheet of the Company as of December 31, 2018 and the unaudited balance sheet of the Company as of December 31, 2019, and the related statements of operations and cash flows of the Company for each of the years then ended (collectively, the “Annual Financial Statements”), and which contain an unqualified report of the Company’s auditors. Each of the Annual Financial Statements (including the notes thereto) (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as of and at the date thereof and for the period indicated therein, except as otherwise noted therein.
(b) The Company has made available to SMMC in the Virtual Data Room true and complete copies of the unaudited balance sheet of the Company as of June 30, 2020 (the “Interim Financial Statements Date”), and the related unaudited statements of operations and cash flows of the Company for the six-month period then ended (collectively, the “Interim Financial Statements”), which are attached as Section 4.07(b) of the Company Disclosure Schedule. The Interim Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except for the omission of footnotes and subject to year-end adjustments) and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of and at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments.
(c) Except as and to the extent set forth on the Annual Financial Statements or the Interim Financial Statements, the Company does not have any liability, debt or obligation of a nature (whether accrued, absolute, contingent or otherwise), required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied and in accordance with past practice, except for: (i) liabilities that were incurred in the ordinary course of business since the Interim Financial Statements Date, (ii) liabilities or obligations disclosed in the Company Disclosure Schedule or (iii) such other liabilities and obligations which would not, individually or in the aggregate, reasonably expected to be material to the Company. The Company is not a party to, and does not have any commitment to become a party to, any contract or arrangement that would constitute an “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company on the Annual Financial Statements or the Interim Financial Statements.
(d) Since the Formation Date, (i) neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.
(e) To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).
(f) All accounts receivable of the Company reflected on the Interim Financial Statements or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with GAAP and are collectible, subject to bad debts reserved in the Interim Financial Statements. To the knowledge of the Company, such accounts receivables are not subject to valid defenses, setoffs or counterclaims, other than routine credits granted for errors in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business and other similar matters. The Company’s reserve for contractual allowances and doubtful accounts is adequate in all material respects and has been calculated in a manner consistent with past practices. Since December 31, 2019, the Company has not modified or changed in any material respect its sales practices or methods including, without limitation, such practices or methods in accordance with which the Company sells goods, fills orders or record sales.
(g) All accounts payable of the Company reflected on the Interim Financial Statements or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since December 31, 2019, the Company has not altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.
(h) The Company maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that the Company maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of the Company’s management and the Company Board; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. The Company has made available to SMMC a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of the Company to the Company’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of the Company to record, process, summarize and report financial data. The Company has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of the Company. Since December 31, 2019, there have been no material changes in the Company’s internal control over financial reporting.
(i) Neither the Company (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
SECTION 4.08 Absence of Certain Changes or Events.
(a) Since December 31, 2019 and prior to the date of this Agreement, except as otherwise reflected in the Annual Financial Statements or the Interim Financial Statements, or as expressly contemplated by this Agreement, (a) the Company has conducted its businesses in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, (b) the Company has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title or interest in or to any of their respective material assets (including Company Owned IP) other than revocable non-exclusive licenses (or sublicenses of Company Owned IP granted in the ordinary course of business), and (c) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01.
(b) Since December 31, 2019, there has not been a Company Material Adverse Effect.
SECTION 4.09 Absence of Litigation. There is no material Action pending or, to the knowledge of the Company, threatened against the Company, or any property or asset of the Company. Neither the Company nor any property or asset of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
SECTION 4.10 Employee Benefit Plans.
(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company for the benefit of any current or former employee, officer, director or consultant, or under which the Company has or could incur any liability (contingent or otherwise) (collectively, whether or not material, the “Plans”).
(b) With respect to each Plan, the Company has made available to SMMC in the Virtual Data Room, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the 2019 filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules (or, if not yet filed, the most recent draft thereof), (iv) copies of the most recently received IRS determination, opinion or advisory letter, and (v) any material, non-routine correspondence from any Governmental Authority with respect to any Plan since the Formation Date. The Company does not have any express commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c) None of the Plans is or was since the Formation Date, nor does the Company or any ERISA Affiliate have or reasonably expect to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c) or (m) of the Code.
(d) The Company is not, nor will be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person directly as a result of any Transaction, nor will any such Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company being classified as an “excess parachute payment” under Section 280G of the Code.
(e) None of the Plans provides, nor does the Company have or reasonably expect to have any obligation to provide, medical or other welfare benefits to any current or former employee, officer, director or consultant of the Company after termination of employment or service except as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder.
(f) Each Plan is and has been since the Formation Date in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. The Company and its ERISA Affiliates have performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.
(g) Each Plan that is intended to be qualified under Section 401(a) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income Tax under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion or advisory letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.
(h) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan that could reasonably be expected to result in material liability to the Company. There have been no acts or omissions by the Company or any ERISA Affiliate that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable.
(i) All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company, except as would not result in material liability to the Company.
(j) The Company and each ERISA Affiliate has complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.
(k) The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance, in all material respects, with the Patient Protection and

Affordable Care Act of 2010 (“PPACA”), and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise Taxes under Code Section 4980D or 4980H or any other provision of the PPACA.
(l) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan.
SECTION 4.11 Labor and Employment Matters.
(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following, on a no name basis: (i) title or position (including whether full or part time); (ii) hire date and service date (if different); (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; and (iv) commission, bonus or other incentive based compensation. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements).
(b) (i) There are no material Actions pending or, to the knowledge of the Company, threatened against the Company by any of their respective current or former employees; (ii) the Company is not, nor has the Company been since the Formation Date, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board; and (iv) there has never been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company.
(c) The Company is and has been since the Formation Date in material compliance in all respects with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Laws), immigration, employee classification, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, payment of wages, hours of work, and collective bargaining as required by the appropriate Governmental Authority and are not liable for any material arrears of wages, penalties or other sums for failure to comply with any of the foregoing.
(d) (i) All individuals who perform or have performed services for the Company have been properly classified under applicable Law (A) as employees or individual independent contractors and (B) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), (ii) no such individual has been improperly included or excluded from any Plan, and (iii) the Company does not have notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.
SECTION 4.12 Real Property; Title to Assets.
(a) The Company does not own any real property.
(b) Section 4.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, license or occupancy agreement pursuant to which the Company leases, subleases, licenses or occupies any real property (each, a “Lease”), with the name of the lessor or any other party thereto, and the date of the Lease in connection therewith and each material amendment, extension, renewal or guaranty to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to SMMC in the Virtual Data Room. Except as otherwise set forth in Section 4.12(b) of the Company Disclosure Schedule, (i) there are no leases, licenses, subleases, sublicenses, concessions or other Contracts granting to any person other than the Company the right to use or occupy any Leased Real Property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company. The Company, has not subleased, sublicensed or otherwise granted to any person any right to use, occupy or possess any portion of the Leased Real Property.
(c) Other than any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, there are no contractual or legal restrictions that preclude or restrict the ability of the Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not, individual or in the aggregate, be material to the Company.
(d) The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company.
SECTION 4.13 Intellectual Property.
(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following that are (as applicable) owned or purported to be owned, used or held for use by the Company: (1) Registered Intellectual Property constituting Company Owned IP (showing in each, as applicable, the filing date, date of issuance, and registration or application number, and registrar), and (2) all Contracts or agreements to use any material Company Licensed IP (other than Contracts for (x) commercially available, “off-the-shelf” Software and Open Source Software, and (y) commercially available Business Systems). The Company IP constitutes all Intellectual Property rights necessary for, or to the knowledge of the Company, otherwise used in, the operation of the business of the Company as currently conducted and is sufficient for the conduct of such business as currently conducted as of the date hereof; for clarity, the Company’s only representations of non-infringement are as set out in Section 4.13(d) hereof.
(b) Other than as set forth in Section 4.13(b) of the Company Disclosure Schedule, the Company owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company Owned IP and has the right to use pursuant to a valid and enforceable written contract or license, all material Company Licensed IP. All material Company Owned IP is subsisting, and to the knowledge of the Company, valid and enforceable, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filing related thereto, in each case due prior to the date hereof, have been duly made. No loss or expiration of any of the Company Owned IP is threatened in writing, or, to the Company’s knowledge, pending.
(c) The Company has taken and takes commercially reasonable actions to maintain, protect and enforce the secrecy, confidentiality and value of its trade secrets and other material Confidential Information. The Company has not disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information.
(d) Other than as set forth in Section 4.13(d) of the Company Disclosure Schedule, (i) there have been no claims filed and served or material claims threatened in writing, against the Company, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company IP, or (B) alleging any infringement or misappropriation of, or other violation of, any Intellectual Property rights of other persons (including any unsolicited written demands or written offers to license any Intellectual Property rights from any other person); (ii) the operation of the business of the Company (including the Products) has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other persons; provided, that, with respect to patents and trademarks, such representation is made only to the Company’s knowledge; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company Owned IP; and (iv) the Company has not received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.
(e) Other than as set forth in Section 4.13(e) of the Company Disclosure Schedule, all persons who have contributed, developed or conceived any Company Owned IP have executed valid and enforceable written agreements with the Company, substantially in the form made available to First Merger Sub, Second Merger Sub or SMMC in the Virtual Data Room, pursuant to which each person (i) conveys to the Company any and all right, title and interest in and to all Intellectual Property developed by such person specifically for the Company and (ii) obligates such person to keep any confidential information, including trade secrets, of the Company confidential both during and after the term of employment or engagement.
(f) Section 4.13(f) of the Company Disclosure Schedule sets forth a list of all Open Source Software that has been used in, incorporated into, integrated or bundled with any Products by the Company, and for each such item of Open Source Software, the name and version number of the applicable license.
(g) The Company does not use and have not used any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any other person any rights to or immunities under any of the Company Owned IP, or (ii) under any Reciprocal License.
(h) The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient in all material respects for the current needs of the business of the Company as currently conducted by the Company. The Company maintains commercially reasonable data backup, data storage, system redundancy, disaster recovery, business continuity and risk assessment plans, procedures and facilities. The Business Systems controlled by the Company (i) are in operating condition and in a good state of maintenance and repair (ordinary wear and tear excepted) and perform the functions necessary to carry on the conduct of the business of the Company, (ii) conform in all material respects with all specifications, representations and warranties established by the Company or to its customers pursuant to its contractual obligations to its customers, and (iii) have been maintained by the Company in accordance with its contractual obligations to its customers. To the Company’s knowledge since the Formation Date, there has not been any material failure, breakdown, or other adverse event with respect to any of the Business Systems that are material to the conduct of the Company’s business that has not been remedied or replaced in all material respects.
(i) The Company has possession of or access to the source code for each material version of Software owned or purported to be owned by the Company (“Company Software”), as well as all documentation related thereto, sufficient to enable a software developer of reasonable skill to understand, debug, repair, revise, modify, enhance, compile, support and otherwise utilize such Software. Except as set forth on Schedule 4.13(i) of the Company Disclosure Schedule, to the knowledge of the Company, no person other than the Company and its contractors engaged to provide services relating to the Company Software has possession of or access to or rights in the source code of any Company Software. With respect to all material Company Software, the Company is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Company Software. The Company has not disclosed source code for Company Software to a third party outside of the scope of a written agreement that reasonably protects the Company’s rights in such source code. Other than pursuant to agreements entered into in the ordinary course of business, no person other than the Company has any rights to use any Company Software.
(j) The server hardware and supporting equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) used in the Company’s networks provide sufficient redundancy and speed to meet industry standards relating to availability.
(k) Except as would not reasonably be expected to result in liability material to the Company, the Company currently and since the Formation Date has complied with (i) all Privacy/Data Security Laws applicable to the Company, (ii) any applicable written privacy or other policies of the Company, respectively, published on a Company website or otherwise made publicly available by the Company concerning the collection, dissemination, storage or use of Personal Information in the Company’s possession, custody or control, (iii) industry standards to which the Company is contractually bound to adhere with respect to Personal

Information in the Company’s possession, custody or control, and (iv) all contractual commitments that the Company has entered into or is otherwise bound with respect to privacy or data security (collectively, the “Data Security Requirements”). The Company has implemented commercially reasonable data security safeguards to protect the security and integrity of the Business Systems constituting Company Owned IP and any Personal Information in the Company’s possession, custody or control. The Company’s employees and contractors receive commercially reasonable training on information security issues. To the Company’s knowledge there is no Disabling Device in any of the Business Systems constituting Company Owned IP or Product components. Since the Formation Date, except as would not reasonably be expected to result in liability material to the Company, the Company has not (i) to the Company’s knowledge, experienced any data security breaches, unauthorized access or use of any of the Business Systems constituting Company Owned IP, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information in the Company’s possession, custody or control; or (ii) to the Company’s knowledge, been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material claims or complaints regarding the collection, dissemination, storage or use of Personal Information in the Company’s possession, custody or control, or the violation of any applicable Data Security Requirements.
(l) The Company (i) owns the Business Data constituting Company Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws, or (ii) has the right, as applicable, to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of the other Business Data, in whole or in part, in the manner in which the Company receives and uses such Business Data prior to the Closing Date.
(m) The Company is not, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company to grant or offer to any other person any license or right to any Company Owned IP.
SECTION 4.14 Taxes.
(a) The Company: (i) has duly and timely filed all material Tax Returns it is required to have filed as of the date hereof (taking into account any extension of time within which to file) or has adequately reserved in its Annual Financial Statements and all such filed Tax Returns are complete and accurate in all material respects and were prepared in substantial compliance with all applicable Laws; (ii) has paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that it is required to have paid as of the date hereof to avoid penalties or charges for late payment or has adequately reserved in its Annual Financial Statements; (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open. The probable and estimable unpaid Taxes of the Company as of the date of the Interim Financial Statements did not exceed the reserves for Taxes of the Company set forth in the Interim Financial Statements.
(b) The Company is not a party to, is not bound by and does not have an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, and does not have any liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes (an “Ordinary Commercial Agreement”).
(c) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under

Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; (v) prepaid amount received prior to the Closing outside the ordinary course of business; or (vi) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.
(d) The Company has withheld and paid to the appropriate Tax authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party.
(e) The Company has never been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.
(f) The Company does not have any liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, or, except pursuant to an Ordinary Commercial Agreement, by contract or otherwise pursuant to applicable Law.
(g) The Company does not have any request for a closing agreement, private letter ruling, or similar ruling in respect of Taxes pending between the Company, on the one hand, and any Tax authority, on the other hand.
(h) The Company has made available to SMMC in the Virtual Data Room true, correct and complete copies of the U.S. federal income Tax Return filed by the Company for its 2018 tax year.
(i) The Company has not, in any year for which the applicable statute of limitations remains, open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(j) The Company has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(k) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against the Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that has not been paid or otherwise resolved in full.
(l) There are no Tax Liens upon any assets of the Company except for Permitted Liens.
(m) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has not received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n) The Company has not received written notice of any claim from a Tax authority in a jurisdiction in which the Company does not file Tax Returns stating that the Company is or may be subject to Tax in such jurisdiction.
(o) For U.S. federal income tax purposes, the Company is, and has been since its formation, classified as a corporation.
(p) The Company, after consultation with its tax advisors, is not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.
SECTION 4.15 Environmental Matters. (a) The Company is in compliance with, and since the Formation Date has not materially violated, applicable Environmental Laws; (b) none of the properties currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company (including, without limitation, soils and surface and ground waters) are contaminated with, and the Company has not used, handled, stored, released, transported or disposed of, any Hazardous Substance in a quantity or manner requiring reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental Laws; (c) the Company is not, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) the Company has all permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”), and the

Company is and has been in compliance in all material respects with such Environmental Permits; and (e) the Company is not the subject of any pending or, or to the Company’s knowledge, threatened Action, nor has the Company received any written notice, alleging any material violation of or, or material liability under, Environmental Laws or relating to Hazardous Substances.
SECTION 4.16 Material Contracts.
(a) Section 4.16(a) of the Company Disclosure Schedule lists the following types of Contracts and agreements to which the Company is a party, excluding for this purpose, any purchase orders submitted by customers (such contracts and agreements as are required to be set forth in Section 4.16(a) of the Company Disclosure Schedule, along with any Plan listed on Section 4.10(a) of the Company Disclosure Schedule, being the “Material Contracts”):
(i) all Contracts and agreements with consideration payable to or by the Company, exclusive of postage or interchange and based on the prior 12-months of revenue, of more than $500,000, in the aggregate, over any 12-month period;
(ii) all Contracts and agreements with suppliers to the Company, including those relating to the design, development, manufacture or sale of Products of the Company, for expenditures paid or payable by the Company of more than $500,000, in the aggregate, over the 12-month period prior to the date hereof, other than purchase orders on the form of such purchase order made available in the Virtual Data Room;
(iii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts and agreements to which the Company is a party that are material to the business of the Company;
(iv) all management Contracts (excluding Contracts for employment) to the extent material to the business of the Company;
(v) all Contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any Product of the Company to which the Company is a party;
(vi) all Contracts and agreements evidencing Indebtedness in an amount greater than $250,000, and any pledge agreements, security agreements or other collateral agreements in which the Company granted to any person a security interest in or Lien on any of the property or assets of the Company, and all agreements or instruments guaranteeing the debts or other obligations of any person;
(vii) all Contracts establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company;
(viii) all Contracts and agreements with any Governmental Authority to which the Company is a party, other than any Company Permits;
(ix) all Contracts and agreements that limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;
(x) all Contracts or arrangements that result in any person or entity holding a power of attorney from the Company that materially relates to the Company, or materially impacts its business;
(xi) all Leases, and all leases or master leases of personal property, reasonably likely to result in annual payments of $500,000 or more in a 12-month period;
(xii) all Contracts required to be listed in Section 4.13(a) of the Company Disclosure Schedule;
(xiii) all Contracts which involve the license or grant of rights to Company Owned IP by the Company that are material to the business of the Company, other than revocable, non-exclusive licenses (or sublicenses) granted in the ordinary course of business;
(xiv) all Contracts or agreements under which the Company has agreed to purchase goods or services from a vendor, supplier or other person on a preferred supplier or “most favored supplier” basis;

(xv) all Contracts or agreements for the development of Company Owned IP for the benefit of the Company that are material to the Company, other than employment and consulting agreements entered into on the form of such agreement made available in the Virtual Data Room, without material modification;
(xvi) all Contracts or agreements under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of the Company;
(xvii) any Company Affiliate Agreement that will not be terminated at or prior to the Closing;
(xviii) any Contract that contains an existing obligation (contingent or otherwise) to pay any amounts in respect of indemnification obligations, purchase price adjustment, earn-outs, backend payment, deferred payments or similar obligation;
(xix) any Contract that grants to any person any option, right of first offer or right of first refusal or similar right to purchase, lease, sublease, license, use, possess or occupy any securities, assets or other interest of the Company; and
(xx) any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company since December 31, 2017 involving consideration in excess of $1,000,000 of any person or other business organization, division or business of any person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such person or by any other manner).
(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company (i) each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, and the Company is not in material breach or violation of, or material default, or would be in material breach or violation of, or material default, with the giving of notice or lapse of time or both, under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in material breach or violation of, or material default, or would be in material breach or violation of, or material default, with the giving of notice or lapse of time or both, under, any Material Contract; and (iii) the Company has not received any written, or to the knowledge of the Company, oral claim of any material default under any such Material Contract. The Company has furnished or made available to SMMC in the Virtual Data Room true and complete copies, in all respects, of all Material Contracts, including amendments thereto that are material in nature.
SECTION 4.17 Insurance.
(a) Section 4.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.
(b) With respect to each such insurance policy, except as would not be expected to result in a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.
SECTION 4.18 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Mergers are fair to and in the best interests of the Company, (b) approved this Agreement and the Mergers and declared their advisability, and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Mergers and directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the Company’s stockholders. The Requisite Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered by the Company Stockholders that have executed Stockholder Support Agreements, would satisfy the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.
SECTION 4.19 Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no stockholder, director, employee, officer or other affiliate of the Company or any of their respective Affiliates or immediate family members, to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; (d) beneficial ownership interest (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or (e) any contractual or other arrangement with the Company, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.19 (each of the foregoing, a “Company Affiliate Agreement”). The Company has not, since the Formation Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.
SECTION 4.20 Exchange Act. The Company is not currently (nor has either previously been) subject to the requirements of Section 12 of the Exchange Act.
SECTION 4.21 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.
SECTION 4.22 Certain Business Practices.
(a) In the last five (5) years, none of the Company, any of its directors, officers, or employees or, to the Company’s knowledge, agents, while acting on behalf of the Company, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any applicable Anti-Corruption Law.
(b) In the last five (5) years, none of the Company, any of its directors, officers, or employees or, to the Company’s knowledge, agents (i) is or has been a Sanctioned Person; or (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions, while acting on behalf of the Company. In the last five (5) years, the Company and its directors, officers, and employees, and, to the Company’s knowledge, agents, while acting on behalf of the Company, have been in compliance in all material respects with applicable Ex-Im Laws.
(c) In the last five (5) years, there are no, and since the Formation Date, there have not been any material internal investigations, external investigations to which the Company has knowledge of, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company or any of its respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.
SECTION 4.23 Registration Statement. The Company represents that the information supplied by the Company for inclusion in the Registration Statement shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of SMMC, (iii) the time of the SMMC Stockholders’ Meeting, and (iv) the Effective Time;

provided, however, notwithstanding the foregoing provisions of this Section 4.23, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.
SECTION 4.24 Exclusivity of Representations and Warranties; Company’s Investigation and Reliance. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule) or any other Ancillary Agreement, the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SMMC, its Affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or any other Ancillary Agreement or in the Company Officer’s Certificate, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SMMC, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SMMC, its Affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed. The Company and its Representatives have been provided with full and complete access to the Representatives, properties, offices and other facilities, books and records of SMMC and other information that they have requested in connection with their investigation of SMMC and the Transactions. The Company is not relying on any statement, representation or warranty, oral or written, express or implied, made by SMMC, First Merger Sub, Second Merger Sub or any of their respective Representatives, except as expressly set forth in this Agreement (as modified by the SMMC Disclosure Schedule) or the other Transaction Documents. None of SMMC, First Merger Sub, Second Merger Sub nor any of its respective shareholders, Affiliates or Representatives shall have any liability to the Company or any of their respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials provided to the Company in any form in expectation of the Transactions.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SMMC, FIRST MERGER SUB
AND SECOND MERGER SUB
Except as set forth in SMMC’s disclosure letter delivered by SMMC to the Company in connection with this Agreement (the “SMMC Disclosure Schedule”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced) and in SMMC SEC Reports (excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements), SMMC hereby represents and warrants to the Company as follows:
SECTION 5.01 Corporate Organization.
(a) Each of SMMC, First Merger Sub and Second Merger Sub is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or limited liability power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not result in a SMMC Material Adverse Effect.
(b) First Merger Sub and Second Merger Sub are the only subsidiaries of SMMC. Except for First Merger Sub and Second Merger Sub, SMMC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other person.

SECTION 5.02 Governing Documents. Each of SMMC, First Merger Sub and Second Merger Sub has heretofore furnished to the Company complete and correct copies of the SMMC Organizational Documents, First Merger Sub Organizational Documents and the Second Merger Sub Organizational Documents. The SMMC Organizational Documents, First Merger Sub Organizational Documents and Second Merger Sub Organizational Documents are in full force and effect. Neither SMMC, First Merger Sub, nor Second Merger Sub is in violation of any of the provisions of the SMMC Organizational Documents, the First Merger Sub Organizational Documents or the Second Merger Sub Organizational Documents.
SECTION 5.03 Capitalization.
(a) The authorized capital stock of SMMC consists of (i) 220,000,000 shares of common stock, par value $0.0001 per share (“SMMC Common Stock”) or, upon the effectiveness of the SMMC Charter Amendment, will consist of 540,000,000 shares of SMMC Common Stock, consisting of (A) 200,000,000 shares of Class A Common Stock (“SMMC Class A Common Stock”) or, upon the effectiveness of the SMMC Charter Amendment, 493,000,000 shares of Class A Common Stock, (B) 20,000,000 shares of Class B Common Stock (“SMMC Class B Common Stock”), and, upon the effectiveness of the SMMC Charter Amendment, (C) 27,000,000 shares of Class C Common Stock (“SMMC Class C Common Stock”) and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“SMMC Preferred Stock”). As of the date of this Agreement (i) 25,000,000 shares of SMMC Class A Common Stock and 6,250,000 shares of SMMC Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no shares of SMMC Common Stock are held in the treasury of SMMC, (iii) 6,954,500 private placement warrants (as described in the Prospectus) are issued and outstanding and 6,954,500 shares of SMMC Class A Common Stock are issuable in respect of such private placement warrants, and (iv) 12,500,000 SMMC Public Warrants are issued and outstanding and 12,500,000 shares of SMMC Class A Common Stock are issuable in respect of the SMMC Public Warrants (the warrants described in clauses (iii) and (iv), the “SMMC Warrants”). As of the date of this Agreement, there are no shares of SMMC Preferred Stock issued and outstanding. Each SMMC Warrant is exercisable for one share of SMMC Class A Common Stock at an exercise price of $11.50.
(b) As of the date of this Agreement, the authorized capital stock of First Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share (the “First Merger Sub Common Stock”). As of the date hereof, 100 shares of First Merger Sub Common Stock are issued and outstanding. All outstanding shares of First Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by SMMC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the First Merger Sub Organizational Documents. All membership interests of Second Merger Sub have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by SMMC free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the Second Merger Sub Organizational Documents.
(c) All outstanding shares of SMMC Common Stock and SMMC Warrants have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the SMMC Organizational Documents.
(d) The Per Share Stock Consideration being delivered by SMMC hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the SMMC Organizational Documents and any other Ancillary Agreement. The Per Share Stock Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.
(e) Except for securities issued pursuant to the Subscription Agreements, securities issued by SMMC as permitted by this Agreement and the Sponsor Warrants, SMMC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of SMMC or obligating SMMC to issue or sell any shares of capital stock of, or other equity interests in, SMMC. All shares of SMMC Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither SMMC nor any subsidiary of SMMC is a party to, or otherwise bound by, and neither SMMC nor any subsidiary of SMMC has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Transaction Documents, SMMC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SMMC Common Stock or any of the equity interests or other securities of SMMC or any of its subsidiaries. Except with respect to the Redemption Rights and the SMMC Warrants, there are no outstanding contractual obligations of SMMC to repurchase, redeem or otherwise acquire any shares of SMMC Common Stock. There are no outstanding contractual obligations of SMMC to make any investment (in the form of a loan, capital contribution or otherwise) in any person.
SECTION 5.04 Authority Relative to This Agreement; Vote Required.
(a) Each of SMMC, First Merger Sub and Second Merger Sub have all necessary corporate power and authority or limited liability company power and authority, as applicable, to execute and deliver this Agreement and the Transaction Documents to which it is a party and, upon receipt of the SMMC Stockholder Approval and the sole stockholder approval of First Merger Sub and the effectiveness of the SMMC Charter Amendment, to perform its respective obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of SMMC, First Merger Sub and Second Merger Sub and the consummation by each of SMMC, First Merger Sub and Second Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate or limited liability company action, and, except for the SMMC Stockholder Approval and the sole stockholder approval of First Merger Sub and the effectiveness of the SMMC Amendment, no other corporate proceedings on the part of SMMC, First Merger Sub or Second Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filing and effectiveness of appropriate merger documents as required by the DGCL and DLLCA,). This Agreement has been duly and validly executed and delivered by SMMC, First Merger Sub and Second Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of SMMC, First Merger Sub or Second Merger Sub, enforceable against SMMC, First Merger Sub or Second Merger Sub in accordance with its terms subject to the Remedies Exceptions.
(b) The affirmative vote of (i) holders of a majority of the outstanding shares of SMMC Class A Common Stock and SMMC Class B Common Stock, voting together as a single class, cast at the SMMC Stockholders’ Meeting shall be required to approve the Transaction Proposal, (ii) holders of a majority of the outstanding shares of SMMC Class A Common Stock and SMMC Class B Common Stock, voting together as a single class, cast at the SMMC Stockholders’ Meeting shall be required to approve the Nasdaq Proposal, (iii) holders of a majority of the outstanding shares of SMMC Class A Common Stock and SMMC Class B Common Stock, voting together as a single class, shall be required to approve the Charter Amendment Proposal, (iv) (A) holders of a majority of the outstanding shares of SMMC Class A Common Stock and SMMC Class B Common Stock, voting together as a single class, and (B) holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a single class, shall be required to approve the A&R Charter Proposal, and (v) holders of a majority of the outstanding shares of SMMC Class A Common Stock and SMMC Class B Common Stock, voting together as a single class, cast at the SMMC Stockholders’ Meeting shall be required to approve the Equity Plan Proposals, in each case, assuming a quorum is present, to approve. The SMMC Proposals are the only votes of any of SMMC’s capital stock necessary in connection with the entry into this Agreement by SMMC, and the consummation of the transactions contemplated hereby, including the Closing (the approval by SMMC Stockholders of all of the foregoing, collectively, the “SMMC Stockholder Approval”).
SECTION 5.05 No Conflict; Required Filings and Consents.
(a) The execution and delivery of this Agreement by each of SMMC, First Merger Sub and Second Merger Sub do not, and (in the case of SMMC), upon the receipt of the SMMC Stockholder Approval and the sole stockholder approval of First Merger Sub and the effectiveness of the SMMC Charter Amendment, the performance of this Agreement by each of SMMC, First Merger Sub and Second Merger Sub will not, (i) conflict with or violate the SMMC Organizational Documents, the First Merger Sub Organizational Documents or the Second Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of SMMC, First Merger Sub or Second Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of SMMC, First Merger Sub or Second Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of SMMC, First Merger Sub or Second Merger Sub is a party or by which each of SMMC, First Merger Sub or Second Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a SMMC Material Adverse Effect.
(b) The execution and delivery of this Agreement by each of SMMC, First Merger Sub and Second Merger Sub do not, and the performance of this Agreement by each of SMMC, First Merger Sub and Second Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL and DLLCA, (ii) the filing and effectiveness of appropriate merger documents as required by the DGCL and DLLCA, (iii) the filing and effectiveness of the SMMC Charter Amendment and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SMMC, First Merger Sub or Second Merger Sub from performing its material obligations under this Agreement.
SECTION 5.06 Compliance. Neither SMMC, First Merger Sub nor Second Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to SMMC, First Merger Sub or Second Merger Sub or by which any property or asset of SMMC, First Merger Sub or Second Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SMMC, First Merger Sub or Second Merger Sub is a party or by which SMMC, First Merger Sub or Second Merger Sub or any property or asset of SMMC, First Merger Sub or Second Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a SMMC Material Adverse Effect. Each of SMMC, First Merger Sub and Second Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SMMC, First Merger Sub or Second Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.
SECTION 5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.
(a) SMMC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since June 19, 2019, together with any amendments, restatements or supplements thereto (collectively, the “SMMC SEC Reports”). SMMC has heretofore furnished to the Company true and correct copies of all material amendments and modifications that have not been filed by SMMC with the SEC to all agreements, documents and other instruments that previously had been filed by SMMC with the SEC and are currently in effect. As of their respective dates, the SMMC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of SMMC has filed with the SEC on a timely basis all documents required with respect to SMMC by Section 16(a) of the Exchange Act.
(b) Each of the financial statements (including, in each case, any notes thereto) contained in the SMMC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of SMMC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). SMMC has no off-balance sheet arrangements that are not disclosed in the SMMC SEC Reports. No financial statements other than those of SMMC are required by GAAP to be included in the consolidated financial statements of SMMC.
(c) Except as and to the extent set forth in the SMMC SEC Reports, neither SMMC, First Merger Sub nor Second Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) liabilities that were incurred in the ordinary course of SMMC’s, First Merger Sub’s or Second Merger Sub’s business, (ii) liabilities or obligations disclosed in the SMMC Disclosure Schedule or (iii) such other liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to be material to SMMC.
(d) SMMC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.
(e) SMMC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SMMC and other material information required to be disclosed by SMMC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SMMC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting SMMC’s principal executive officer and principal financial officer to material information required to be included in SMMC’s periodic reports required under the Exchange Act.
(f) SMMC maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that SMMC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. SMMC has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of SMMC to SMMC’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of SMMC to record, process, summarize and report financial data. SMMC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SMMC. Since March 31, 2020, there have been no material changes in SMMC internal control over financial reporting.
(g) There are no outstanding loans or other extensions of credit made by SMMC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SMMC and SMMC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(h) Neither SMMC (including any employee thereof) nor SMMC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SMMC, (ii) any fraud, whether or not material, that involves SMMC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SMMC or (iii) any claim or allegation regarding any of the foregoing.
(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SMMC SEC Reports. To the knowledge of SMMC, none of the SMMC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

SECTION 5.08 Absence of Certain Changes or Events. Since December 31, 2019, except as expressly contemplated by this Agreement, (a) SMMC has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority and (b) there has not been any SMMC Material Adverse Effect.
SECTION 5.09 Absence of Litigation. There is no material Action pending or, to the knowledge of SMMC, threatened against SMMC, or any property or asset of SMMC, before any Governmental Authority. Neither SMMC nor any material property or asset of SMMC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SMMC, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
SECTION 5.10 Board Approval.
(a) The SMMC Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of SMMC and its stockholders, (ii) determined that the fair market value of the Company is equal to at least 80% of the net assets held in the Trust Account (net of amounts withdrawn to fund regulatory compliance costs and to pay Taxes and excluding the amount of any deferred underwriting discount), (iii) approved the transactions contemplated by this Agreement as a Business Combination, (iv) approved this Agreement and the Transactions and declared their advisability, and (v) resolved to recommend that the stockholders of SMMC approve each of the matters requiring SMMC Stockholder Approval and directed that this Agreement and the Mergers, be submitted for consideration by the stockholders of SMMC at the SMMC Stockholders’ Meeting.
(b) The board of directors of First Merger Sub has approved and declared advisable, this Agreement and the Transactions, and SMMC, in its capacity as the sole stockholder of First Merger Sub shall approve and adopt this Agreement by written consent immediately following its execution. The board of managers of Second Merger Sub has approved and declared advisable, this Agreement and the Transactions, and SMMC, in its capacity as the sole member of Second Merger Sub has approved and adopted this Agreement by written consent.
SECTION 5.11 No Prior Operations of First Merger Sub and Second Merger Sub. Each of First Merger Sub and Second Merger Sub was formed solely for the purpose of effecting the Mergers and have not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement or the Transaction Documents.
SECTION 5.12 Brokers. Except as set forth on Section 5.12 of the SMMC Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SMMC, First Merger Sub or Second Merger Sub.
SECTION 5.13 SMMC Trust Fund. As of the date of this Agreement, SMMC has no less than two hundred fifty million dollars ($250,000,000) in the trust fund established by SMMC for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), having a maturity of 185 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company, a New York Corporation (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of June 19, 2019, between SMMC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is a valid and binding obligation of SMMC and is in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SMMC has complied in all material respects with the terms of the Trust Agreement and is not in material breach thereof or material default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a material breach or material default by SMMC or the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between SMMC and the Trustee that would cause the description of the Trust Agreement in the SMMC SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of SMMC, that would entitle any person (other than stockholders of SMMC who shall have elected to redeem their shares of SMMC Class A Common Stock pursuant to the Offer) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account or fund regulatory compliance costs; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SMMC Organizational Documents. As of the date hereof, there are no Actions pending or, to the knowledge of SMMC, threatened in writing with respect to the Trust Account. Upon consummation of the First Merger and notice thereof to the Trustee pursuant to the Trust Agreement, SMMC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to SMMC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of SMMC due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to stockholders of SMMC who shall have exercised their Redemption Rights and (b) to the Trustee for fees and costs incurred in accordance with the Trust Agreement. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, SMMC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SMMC at the Effective Time (other than any funds to be distributed to stockholders of SMMC who have elected to redeem their shares of SMMC Class A Common Stock pursuant to the Offer).
SECTION 5.14 Employees. Other than any officers as described in the SMMC SEC Reports and consultants and advisors in the ordinary course of business or in connection with SMMC’s or Sponsor’s identification, evaluation, negotiation or consummation of a Business Combination, SMMC, First Merger Sub and Second Merger Sub have never employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by SMMC’s officers and directors in connection with activities on SMMC’s behalf in an aggregate amount not in excess of the amount of cash held by SMMC outside of the Trust Account, SMMC has no unsatisfied material liability with respect to any officer or director. SMMC, First Merger Sub and Second Merger Sub have never and do not currently maintain, sponsor, or contribute to or have any direct or material liability under any Employee Benefit Plan.
SECTION 5.15 Taxes.
(a) SMMC, First Merger Sub and Second Merger Sub (i) have duly and timely filed all material Tax Returns they are required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects and were prepared in substantial compliance with all applicable Laws; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are required to have paid as of the date hereof to avoid penalties or charges for late payment; (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) have provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of SMMC, for any Taxes of SMMC as of the date of such financial statements that have not been paid.
(b) Neither SMMC, First Merger Sub nor Second Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement or has a liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case other than an Ordinary Commercial Agreement.
(c) None of SMMC, First Merger Sub nor Second Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; (v) prepaid amount received prior to the Closing outside the ordinary course of business; or (vi) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.
(d) Each of SMMC, First Merger Sub and Second Merger Sub has withheld and paid to the appropriate Tax authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party.
(e) Neither SMMC, First Merger Sub nor Second Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.
(f) Neither SMMC, First Merger Sub nor Second Merger Sub has any liability for the Taxes of any person (other than SMMC, First Merger Sub and Second Merger Sub) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, or, except pursuant to an Ordinary Commercial Agreement, by contract or otherwise pursuant to applicable Law.
(g) Neither SMMC, First Merger Sub nor Second Merger Sub has any request for a closing agreement, private letter ruling, or similar ruling in respect of Taxes pending between SMMC, First Merger Sub or Second Merger Sub, on the one hand, and any Tax authority, on the other hand.
(h) Neither SMMC, First Merger Sub nor Second Merger Sub has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(i) Neither SMMC, First Merger Sub nor Second Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(j) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against SMMC, First Merger Sub or Second Merger Sub any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that has not been paid or otherwise resolved in full.
(k) There are no Tax Liens upon any assets of SMMC, First Merger Sub or Second Merger Sub except for Permitted Liens.
(l) Neither SMMC, First Merger Sub nor Second Merger Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither SMMC, First Merger Sub nor Second Merger Sub has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(m) Neither SMMC, First Merger Sub nor Second Merger Sub has received written notice of any claim from a Tax authority in a jurisdiction in which SMMC, First Merger Sub or Second Merger Sub does not file Tax Returns stating that SMMC, First Merger Sub or Second Merger Sub is or may be subject to Tax in such jurisdiction.
(n) For U.S. federal income tax purposes, each of SMMC and First Merger Sub is, and has been since its formation, classified as a corporation, and Second Merger Sub is, and has been since its formation, classified as an entity disregarded as separate from SMMC.
(o) SMMC, First Merger Sub and Second Merger Sub, after consultation with their tax advisors, are not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.
SECTION 5.16 Registration and Listing. The issued and outstanding SMMC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “SMMCU.” The issued and outstanding shares of SMMC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “SMMC.” The issued and outstanding SMMC Warrants that were included as part of the SMMC Units (the “SMMC Public Warrants”) are registered pursuant to

Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “SMMCW.” As of the date of this Agreement, there is no Action pending or, to the knowledge of SMMC, threatened in writing against SMMC by the Nasdaq or the SEC with respect to any intention by such entity to deregister the SMMC Units, the shares of SMMC Class A Common Stock, or SMMC Warrants or terminate the listing of SMMC on the Nasdaq Capital Market. None of SMMC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SMMC Units, the shares of SMMC Class A Common Stock, or the SMMC Warrants under the Exchange Act.
SECTION 5.17 Registration Statement. SMMC represents that the information supplied by SMMC for inclusion in the Registration Statement shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of SMMC, (iii) the time of the SMMC Stockholders’ Meeting, and (iv) the Effective Time; provided, however, that SMMC makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to SMMC by or on behalf of the Company specifically for inclusion in the Registration Statement.
SECTION 5.18 SMMC’s, First Merger Sub’s and Second Merger Sub’s Investigation and Reliance. Each of SMMC, First Merger Sub and Second Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by SMMC, First Merger Sub and Second Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. Neither SMMC, First Merger Sub nor Second Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of their respective Representatives, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or the other Transaction Documents. Neither the Company nor any of its respective shareholders, Affiliates or Representatives shall have any liability to SMMC, First Merger Sub or Second Merger Sub or any of their respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to SMMC, First Merger Sub and Second Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions except as set forth in this Agreement and the other Transaction Documents. Neither the Company nor any of its stockholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and the other Transaction Documents.
ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGERS
SECTION 6.01 Conduct of Business by the Company Pending the Mergers.
(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly required by any other provision of this Agreement or any other Ancillary Agreement, (2) expressly set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by applicable Law, unless SMMC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):
(i) the Company shall conduct its business in the ordinary course of business and in a manner consistent with past practice; and
(ii) the Company shall use its reasonable best efforts to (A) preserve substantially intact the business organization of the Company, to keep available the services of the current officers, key employees and consultants of the Company and to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations and (B) maintain all insurance policies of the Company or substitutes therefor.
(b) By way of amplification and not limitation, except as (1) expressly required by any other provision of this Agreement or any Ancillary Agreement, (2) as expressly set forth in Section 6.01 of the Company

Disclosure Schedule, and (3) as required by applicable Law, the Company shall not, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SMMC (which consent shall not be unreasonably conditioned, withheld or delayed):
(i) amend or otherwise change its certificate of incorporation or bylaws other than with respect to the Post-Signing Company Charter Amendment;
(ii) issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including, without limitation, any phantom interest), of the Company; provided that the exercise or settlement of any Company Options in the ordinary course of business shall not require the consent of SMMC; provided, further, that the Company may grant equity compensation pursuant to the Company Option Plans in respect of an amount of shares of Company Common Stock not to exceed eighty thousand (80,000) shares of Company Common Stock in the aggregate; or (B) any material assets of the Company;
(iii) acquire any equity interest or other interest in any other entity or enter into a joint venture or business association with any other person;
(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;
(v) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;
(vi) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof; or (B) incur any Indebtedness for borrowed money or otherwise or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets except, with respect to this clause (B), the incurrence of Indebtedness for borrowed money pursuant to the instruments listed on Section 6.01(b)(vi) of the Company Disclosure Schedule in an amount not to exceed ten million dollars ($10,000,000) in the aggregate;
(vii) (A) grant any material increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant Company; provided, that, other than any equity compensation granted pursuant to the second proviso of Section 6.01(b)(ii), any such increase shall only take the form of cash and shall not include any Equity Equivalents or any increase that would be required to be disclosed in a filing with the SEC if the Company were subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Exchange Act, (B) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, (E) hire any new employee whose individual annual compensation shall exceed $250,000, except that the Company may (1) provide increases in salary, wages, bonuses or benefits to employees as required or permitted under any Plan or other employment or consulting agreement in effect on the date of this Agreement, (2) change the title of its employees in the ordinary course of business, (3) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing on the date of this Agreement, and (4) enter into the retention agreements with executive officers, key employees or directors set forth on Section 6.01(b)(vii) of the Company Disclosure Schedule;

(viii) other than as required by Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule or that the Company is not prohibited from entering into after the date hereof, grant any severance or termination pay to, any employee or director or officer of the Company other than in the ordinary course of business;
(ix) adopt, amend or terminate any material Plan or any Employee Benefit Plan that would be a Plan if in effect as of the date hereof except as may be required by applicable Law, is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;
(x) make any material tax election, amend a material Tax Return, or settle or compromise any material United States federal, state, local or non-United States income Tax liability;
(xi) materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case in a manner that is adverse to the Company;
(xii) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company IP;
(xiii) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $500,000 individually or $1,000,000 in the aggregate;
(xiv) enter into, amend, modify or terminate or waive, assign or transfer any rights under any Lease;
(xv) acquire or dispose of any interest in real property or fail to exercise any rights of renewal under any Lease that by its terms would otherwise expire;
(xvi) enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement;
(xvii) enter into, renew or amend in any material respect any Company Affiliate Agreement;
(xviii) fail to maintain its existence or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the transactions contemplated by this Agreement); or
(xix) enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.
Nothing herein shall require the Company to obtain consent from SMMC to do any of the foregoing if obtaining such consent would reasonably be expected to violate applicable Law, and nothing contained in this Section 6.01 shall give to SMMC, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company prior to the Closing Date. Prior to the Closing Date, each of SMMC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
SECTION 6.02 Conduct of Business by SMMC, First Merger Sub and Second Merger Sub Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements), and except as set forth on Section 6.02 of SMMC’s Disclosure Schedule and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), SMMC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of SMMC, First Merger Sub and Second Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements or the transactions contemplated by the Cancellation Agreement), or in connection with the terms and conditions of, any Subscription Agreement, as set forth on

Section 6.02 of the SMMC Disclosure Schedule or as required by applicable Law (including as may be requested or compelled by any Governmental Authority), neither SMMC, First Merger Sub nor Second Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:
(a) amend or otherwise change the SMMC Organizational Documents, First Merger Sub Organizational Documents or Second Merger Sub Organizational Documents or form any subsidiary of SMMC other than First Merger Sub and Second Merger Sub, other than to effectuate the SMMC Charter Amendment, SMMC A&R Charter and the SMMC A&R Bylaws;
(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the SMMC Organizational Documents;
(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SMMC Common Stock or SMMC Warrants except for redemptions from the Trust Fund that are required pursuant to the SMMC Organizational Documents;
(d) issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of SMMC, First Merger Sub or Second Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including, without limitation, any phantom interest), of SMMC, First Merger Sub or Second Merger Sub, except (i) in connection with conversion of the SMMC Class B Common Stock pursuant to the SMMC Organizational Documents or (ii) in connection with the Transactions (including the transactions contemplated by the Subscription Agreements);
(e) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;
(f) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for any such indebtedness of another person or persons, make any loans or advances, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SMMC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business;
(g) make any material tax election, amend a material Tax Return, or settle or compromise any material United States federal, state, local or non-United States income Tax liability;
(h) liquidate, dissolve, reorganize or otherwise wind up the business and operations of SMMC, First Merger Sub or Second Merger Sub;
(i) amend the Trust Agreement; or
(j) other than as set forth in the SMMC A&R Charter, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.
Nothing in this Section 6.02 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of SMMC prior to the Closing Date. Prior to the Closing Date, each of SMMC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
SECTION 6.03 Claims Against Trust Account. Reference is made to the final prospectus of SMMC, dated as of June 20, 2019 and filed with the SEC (Registration No. 333-231881) on June 20, 2019 (the “Prospectus”). The Company hereby represents and warrants that it has read the Prospectus and understands that SMMC has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SMMC’s public stockholders (including overallotment shares acquired by SMMC’s underwriters the “Public Stockholders”), and that, except as otherwise described in the Prospectus, SMMC may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their SMMC Class A Common Stock pursuant to the Offer in connection with the consummation of SMMC’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if SMMC fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any Taxes, or (d) to SMMC after or concurrently with the consummation of a Business Combination. For and in consideration of SMMC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the Transaction Documents or any proposed or actual business relationship between SMMC or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations or Contracts with SMMC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SMMC or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SMMC and its Affiliates to induce SMMC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law. To the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SMMC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SMMC or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or its Affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SMMC or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders of SMMC, whether in the form of money damages or injunctive relief, SMMC and its Representatives, as applicable, shall be entitled to recover from the Company and its Affiliates the associated legal fees and costs in connection with any such action, in the event SMMC or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Agreement.
ARTICLE VII
ADDITIONAL AGREEMENTS
SECTION 7.01 Registration Statement; Proxy Statement; Consent Solicitation Statement.
(a) After the execution of this Agreement, SMMC (with the assistance and cooperation of the Company as reasonably requested by SMMC) shall use reasonable best efforts to prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) within five (5) Business Days after SMMC’s receipt of the PCAOB Audited Financials and the Unaudited Interim Financial Statements from the Company, and if not within such five (5) Business Day period, as promptly as practicable thereafter, in connection with the registration under the Securities Act of the SMMC Class A Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the

Consent Solicitation Statement. The Registration Statement shall include for registration all shares of SMMC Class A Common Stock issued under this Agreement, including the Earnout Shares.
(b) SMMC agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) the approval of the Business Combination (as defined in the SMMC Certificate of Incorporation) and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) the approval of the SMMC Charter Amendment (the “Charter Amendment Proposal”), (iii) the approval of the SMMC A&R Charter (the “A&R Charter Proposal”) and each change to the SMMC A&R Charter that is required to be separately approved, (iv) to the extent required by the Nasdaq listing rules, the approval of the issuance of the aggregate Per Share Stock Consideration and the Earnout Shares together with the SMMC Class A Common Stock pursuant to the Subscription Agreements (the “Nasdaq Proposal”), (v) the approval of the election of each of the directors nominated to comprise the board of directors of the Surviving Entity (the “Election of Directors Proposal”), (vi) the approval and adoption of the SMMC 2020 Equity Incentive Plan (the “SMMC Equity Incentive Plan Proposal”), (vii) the approval and adoption of the SMMC Employee Stock Purchase Plan (the “ESPP Proposal,” and together with the SMMC Equity Incentive Plan Proposal, the “Equity Plan Proposals”), (viii) adjournment of the SMMC Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (ix) the approval of any other proposals reasonably agreed by SMMC and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the Charter Amendment Proposal, the A&R Charter Proposal, the Nasdaq Proposal, the Election of Directors Proposal and the Equity Plan Proposals, the “SMMC Proposals”). The SMMC Equity Incentive Plan Proposal shall provide that an aggregate number of shares of SMMC Class A Common Stock equal to the percentage set forth on Schedule 7.01(b) of the Company Disclosure Schedule of the outstanding shares of SMMC Class A Common Stock as of Closing shall be reserved for issuance pursuant to the SMMC 2020 Equity Incentive Plan, subject to annual increases as provided therein, and the ESPP Proposal shall provide that an aggregate number of shares of SMMC Class A Common Stock equal to the percentage set forth on Schedule 7.01(b) of the Company Disclosure Schedule of the outstanding shares of SMMC Class A Common Stock as of Closing shall be reserved for issuance pursuant to the SMMC Employee Stock Purchase Plan, subject to annual increases as provided therein. Without the prior written consent of the Company, the SMMC Proposals shall be the only matters (other than procedural matters) which SMMC shall propose to be acted on by SMMC’s stockholders at the SMMC Stockholders’ Meeting.
(c) SMMC and the Company each shall use their reasonable best efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after the Registration Statement becomes effective, SMMC shall cause the Proxy Statement to be mailed to SMMC Stockholders and the Company shall mail or otherwise deliver the Consent Solicitation Statement to the Company Stockholders. Each of SMMC and the Company shall promptly furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement.
(d) Except as required by applicable Law, no filing of, or amendment or supplement to the Registration Statement will be made by SMMC or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). SMMC and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the SMMC Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of SMMC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.
(e) If, at any time prior to the Effective Time, any event or circumstance relating to SMMC, First Merger Sub or Second Merger Sub, or their respective officers or directors, should be discovered by SMMC which should be set forth in an amendment or a supplement to the Registration Statement, SMMC shall promptly inform the Company. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement, the Company shall promptly inform SMMC. Each of SMMC and the Company shall use its reasonable best efforts to cause all documents that SMMC and the Company are responsible for filing with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
SECTION 7.02 SMMC Stockholders’ Meeting.
(a) SMMC shall use its reasonable best efforts to call and hold the SMMC Stockholders’ Meeting as promptly as practicable after the Registration Statement becomes effective (but in any event shall hold the SMMC Stockholders’ Meeting no later than the later of thirty (30) days after the date on which the Proxy Statement is mailed to stockholders of SMMC and such other date as agreed by SMMC and the Company) for the purpose of voting solely upon the SMMC Proposals; provided that SMMC may postpone or adjourn the SMMC Stockholders’ Meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination by the SMMC Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the SMMC Proposals or otherwise take actions consistent with SMMC’s obligations pursuant to Section 7.08. Subject to SMMC’s ability to effect a SMMC Modification in Recommendation, SMMC (i) shall use its reasonable best efforts to obtain the approval of the SMMC Proposals at the SMMC Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the SMMC Proposals, and (ii) shall use its reasonable best efforts take all other action necessary or advisable to secure the required vote or consent of its stockholders. The SMMC Board shall recommend to its stockholders that they approve the SMMC Proposals (the “SMMC Board Recommendation”) and shall include the SMMC Board Recommendation in the Proxy Statement, in each case, subject to the provisions of this Section 7.03. Neither the SMMC Board nor any committee thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to the Company the SMMC Board Recommendation (any such event, a “SMMC Modification in Recommendation”), provided, that if, at any time prior to obtaining the SMMC Stockholder Approval, the SMMC Board determines in good faith, in response to a SMMC Superior Proposal or a SMMC Intervening Event, as applicable, after consultation with its outside legal counsel, that the failure to make a SMMC Modification in Recommendation would be a breach of its fiduciary duties under applicable Law, SMMC or the SMMC Board may, prior to obtaining the SMMC Stockholder Approval, make a SMMC Modification in Recommendation; provided, further, that SMMC will not be entitled to make, or agree or resolve to make, a SMMC Modification in Recommendation unless (i) SMMC delivers to the Company a written notice (a “SMMC Modification in Recommendation Notice”) advising the Company that the SMMC Board proposes to take such action and containing (A) with respect to a SMMC Superior Proposal, the material terms and conditions of the SMMC Superior Proposal that is the basis of the proposed action of the SMMC Board or (B) with respect to a SMMC Intervening Event, the material facts underlying the SMMC Board’s determination that a SMMC Intervening Event has occurred (in each case, it being acknowledged that such SMMC Modification in Recommendation Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which SMMC delivered the SMMC Modification in Recommendation Notice (such period from the time the SMMC Modification in Recommendation Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which SMMC delivered the SMMC Modification in Recommendation Notice (it being understood that (x) any material revision, amendment, update or supplement to the terms and conditions of a SMMC Superior Proposal shall be deemed to constitute a new SMMC Superior Proposal and (y) any material development with respect to a SMMC Intervening Event, in each case, shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the “SMMC Modification in Recommendation Notice Period”)), the SMMC Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a SMMC Modification in Recommendation would be a breach of its fiduciary duties under applicable Law. If requested by the Company, SMMC will and will use its reasonable best efforts to cause its Representatives to, during the SMMC Modification in Recommendation Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an SMMC Modification in Recommendation. SMMC’s obligations under this Section 7.02 to call and hold the SMMC Stockholders’ Meeting with respect to all SMMC Proposals shall not be affected by any SMMC Modification in Recommendation.
(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:
(i) “SMMC Superior Proposal” means a bona fide and written SMMC Acquisition Proposal made after the date hereof (and not withdrawn), that did not result from a breach of Section 7.05(b), to acquire 100% of (A) the shares of capital stock or other equity securities of SMMC or (B) the total voting power of the equity securities of SMMC, that the SMMC Board in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of SMMC (solely in their capacity as such) than the transactions contemplated by this Agreement after taking into account all such factors and matters deemed relevant in good faith by the SMMC Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the transactions contemplated by this Agreement (including any offer by the Company to amend the terms of this Agreement, termination or break-up fee and conditions to consummation).
(ii) “SMMC Intervening Event” means any material event, fact, development, circumstance or occurrence (but specifically excluding any SMMC Acquisition Proposal, any changes in capital markets, any declines or improvements in financial markets or the timing of any approval or clearance of any Governmental Authority required for the consummation of the Mergers) that was not known and was not reasonably foreseeable to SMMC or the SMMC Board as of the date hereof (or the consequences of which were not reasonably foreseeable to the SMMC Board as of the date hereof), and that becomes known to SMMC or the SMMC Board after the date of this Agreement but prior to obtaining the SMMC Stockholder Approval.
(c) SMMC may only adjourn the SMMC Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the SMMC Stockholder Approval, for the absence of a quorum and (ii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SMMC has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SMMC Stockholders prior to the SMMC Stockholders’ Meeting.
SECTION 7.03 Requisite Approval.
(a) Upon the terms set forth in this Agreement, the Company shall (i) seek the written consent, in form and substance reasonably acceptable to SMMC, of holders of the Requisite Approval in favor of the approval and adoption of this Agreement and the Mergers and all other transactions contemplated by this Agreement (the “Company Stockholder Approval”) via written consent (the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within three (3) Business Days after the Registration Statement becomes effective and (ii) in the event the Company determines it is not able to obtain the Written Consent, the Company shall call and hold a meeting of holders of Company Shares for the purpose of voting solely upon the Company Stockholder Approval (the “Company Stockholders Meeting”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within twenty-five (25) days after the Registration Statement becomes effective. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (A) establish the record date (which record date shall be mutually agreed with SMMC) for determining the Company Stockholders entitled to provide such written consent, (B) cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (C) unless a Company Modification in Recommendation has been made, solicit written consents from the Company Stockholders to give the Company Stockholder Approval. The Company Board shall recommend to the Company Stockholders that they approve and adopt this Agreement and approve the Mergers and all other Transactions (the “Company Board Recommendation”), subject to the provisions of this Section 7.03. Neither the Company Board nor any committee thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to SMMC the Company Board Recommendation (any such event, a “Company Modification in Recommendation”); provided, that if, at any time prior to obtaining the Requisite Approval, the Company Board determines in good faith, in response to a Company Superior Proposal or a Company Intervening Event, after consultation with its outside legal counsel, that the failure to make a Company Modification in Recommendation would be a breach of its fiduciary duties under applicable Law, the Company or the Company Board may, prior to obtaining the Company Stockholder Approval, make a Company Modification in Recommendation; provided further, the Company will not be entitled to make, or agree or resolve to make, a Company Modification in Recommendation unless (x) the Company delivers to SMMC a written notice (a “Company Modification in Recommendation Notice”) advising SMMC that the Company Board proposes to take such action and containing (I) with respect to a Company Superior Proposal, the material terms and conditions of the Company Superior Proposal that is the basis of the proposed action of the Company Board or (II) with respect to a Company Intervening Event, the material facts underlying the Company Board’s determination that a Company Intervening Event has occurred (in each case, it being acknowledged that such Company Modification in Recommendation Notice shall not itself constitute a breach of this Agreement), and (y) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Company Modification in Recommendation Notice (such period from the time the Company Modification in Recommendation Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which the Company delivered the Company Modification in Recommendation Notice (it being understood that (1) any material revision, amendment, update or supplement to the terms and conditions of a Company Superior Proposal shall be deemed to constitute a new Company Superior Proposal and (2) any material development with respect to a Company Intervening Event, in each case, shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the “Company Modification in Recommendation Notice Period”), the Company Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Company Modification in Recommendation would be a breach of its fiduciary duties under applicable Law. If requested by SMMC, the Company will and will use its reasonable best efforts to cause its Representatives to, during the Company Modification in Recommendation Notice Period, engage in good faith negotiations with SMMC and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Company Modification in Recommendation. The Company obligations under this Section 7.03 to seek the Written Consent or call and hold the Company Stockholders Meeting shall not be affected by any Company Modification in Recommendation.
(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:
(i) “Company Superior Proposal” means a bona fide and written Company Acquisition Proposal made after the date hereof (and not withdrawn), that did not result from a breach of Section 7.05(a), to acquire 100% of (A) the net revenues, net income or consolidated assets (based on the fair market value thereof, as determined in good faith by the Company Board) of the Company, (B) the shares of capital stock or other equity securities of the Company or (C) the total voting power of the equity securities of the Company, and that the Company Board in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (solely in their capacity as such) than the transactions contemplated by this Agreement after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the transactions contemplated by this Agreement (including any offer by SMMC to amend the terms of this Agreement, termination or break-up fee and conditions to consummation).
(c) “Company Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Company Acquisition Proposal, Company Superior Proposal, any changes in capital markets, any declines or improvements in financial markets, the timing of any approval or clearance of any Governmental Authority required for the consummation of the Mergers, or the fact that, in and of itself, the Company exceeds internal or published projections or SMMC does not achieve internal or published projections) that was not known and was not reasonably foreseeable to the Company or the Company Board as of the date hereof (or the consequences of which were not reasonably foreseeable to the Company Board as of the date hereof), and that becomes known to the Company or the Company Board after the date of this Agreement but prior to obtaining the Company Stockholder Approval.

SECTION 7.04 Access to Information; Confidentiality.
(a) From the date of this Agreement until the Effective Time, the Company and SMMC shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request, including in connection with any Tax disclosure in any statement, filing, notice or application relating to the Intended Tax Treatment or any Tax opinion requested or required to be filed pursuant to Section 7.10(c). Notwithstanding the foregoing, neither the Company nor SMMC shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).
(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the non-disclosure agreement, dated as of August 3, 2020 (the “Non-Disclosure Agreement”), between SMMC and the Company.
(c) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as reasonably necessary, the intended Tax treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Non-Disclosure Agreement.
SECTION 7.05 Exclusivity.
(a) Exclusivity Obligations of the Company.
(i) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, the Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any person concerning a possible Company Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could lead to, a Company Acquisition Proposal. For purposes hereof, “Company Acquisition Proposal” shall mean any inquiry, proposal or offer from any person (other than SMMC or any of its Affiliates), that did not result from a breach of Section 7.05(a), concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of all or substantially all of the Company properties or assets.
(ii) Notwithstanding anything to the contrary in Section 7.05(a)(i), this Agreement shall not prevent the Company or the Company Board from, prior to obtaining the Requisite Approval, contacting and engaging in negotiations or discussions with any person or group and their respective Representatives who has made (and not withdrawn) a bona fide written Company Acquisition Proposal after the date hereof that did not result from a breach of Section 7.05(a)(i), if the Company Board (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Company Acquisition Proposal constitutes or would reasonably be expected to constitute, result in or lead to a Company Superior Proposal and, (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be a breach of its fiduciary duties under applicable Law.
(iii) In addition to the other obligations under this Section 7.05(a), the Company shall promptly (and in any event within 24 hours after receipt thereof by the Company or its representatives) advise SMMC orally and in writing of any Company Acquisition Proposal, any request for information with respect to any Company Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in a Company Acquisition Proposal, the material terms and conditions of such request, Company Acquisition Proposal or inquiry, and the identity of the person making the same.
(iv) The Company agrees that the rights and remedies for noncompliance with this Section 7.05(a) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to SMMC and that money damages would not provide an adequate remedy to SMMC.
(b) Exclusivity Obligations of SMMC.
(i) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, SMMC shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a SMMC Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any person concerning a possible SMMC Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a SMMC Acquisition Proposal. SMMC shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could lead to, a SMMC Acquisition Proposal. For purposes hereof, “SMMC Acquisition Proposal” shall mean any inquiry, proposal or offer from any person (other than the Company or any of its Affiliates), that did not result from a breach of Section 7.05(b), concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving SMMC (other than the Transactions); (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of SMMC (other than the Transactions); or (iii) the sale, lease, exchange or other disposition of all or substantially all of SMMC’s properties or assets.
(ii) Notwithstanding anything to the contrary in Section 7.05(b)(i), this Agreement shall not prevent SMMC or the SMMC Board from, prior to obtaining the SMMC Stockholder Approval, contacting and engaging in negotiations or discussions with any person or their respective Representatives who has made (and not withdrawn) a bona fide written SMMC Acquisition Proposal after the date hereof that did not result from a breach of Section 7.05(b)(i), if the SMMC Board (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such SMMC Acquisition Proposal constitutes or would reasonably be expected to constitute, result in or lead to a SMMC Superior Proposal and (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be a breach of its fiduciary duties under applicable Law.
(iii) In addition to the other obligations under this Section 7.05(b), SMMC shall promptly (and in any event within 24 hours after receipt thereof by SMMC or its representatives) advise the Company orally and in writing of any SMMC Acquisition Proposal, any request for information with respect to any SMMC Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an SMMC Acquisition Proposal, the material terms and conditions of such request, SMMC Acquisition Proposal or inquiry, and the identity of the person making the same.
(iv) SMMC agrees that the rights and remedies for noncompliance with this Section 7.05(b) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.
SECTION 7.06 Directors’ and Officers’ Indemnification.
(a) The certificate of incorporation and bylaws of the Surviving Corporation and the operating agreement of the Surviving Entity shall each contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the Company Charter, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law. From and after the Effective Time, SMMC agrees that it shall indemnify and hold harmless each present and former director and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, any indemnification agreements between the Company and such officers and directors, the Company Charter in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).
(b) From the date hereof, and for a period of six years from the Effective Time, SMMC shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to SMMC or its agents or Representatives in the Virtual Data Room) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall SMMC be required to pay an aggregate annual premium for such insurance in excess of 300% of the annual premium payable by the Company for such insurance policy for the year ended December 31, 2019 (the “Maximum Annual Premium”); provided, however, that (i) SMMC may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy at prevailing market rates (and in no event at a cost greater than the Maximum Annual Premium) containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.06(b) shall be continued in respect of such claim until the final disposition thereof.
(c) On the Closing Date, to the extent not already entered into, SMMC shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SMMC with the post-Closing directors and officers of SMMC, which indemnification agreements shall continue to be effective following the Closing.
SECTION 7.07 Notification of Certain Matters. The Company shall give prompt notice to SMMC, and SMMC shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail; provided, however, that no such notice shall be deemed to cure such breach.
SECTION 7.08 Further Action; Reasonable Best Efforts.
(a) Except where a different efforts standard is expressly set forth herein, upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to Contracts with the Company as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Mergers. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.
(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, video or telephone conference, or other communications with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults (to the extent legally permissible) with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, conference or other communications. Subject to the terms of the Non-Disclosure Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Non-Disclosure Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.
(c) Notwithstanding the generality of the foregoing, SMMC shall use its reasonable best efforts to consummate the Private Placements in accordance with the Subscription Agreements, and the Company shall cooperate with SMMC in such efforts. SMMC shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to any Subscription Agreement that would reasonably be expected to cause the condition set forth in Section 8.03(g) to fail.
SECTION 7.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of SMMC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of Nasdaq, each of SMMC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Mergers or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.09 shall prevent SMMC or the Company or its respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.09.
SECTION 7.10 Tax Matters.
(a) None of SMMC, First Merger Sub, Second Merger Sub or the Company shall (and each shall cause its Affiliates not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.
(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of SMMC, First Merger Sub, Second Merger Sub and the Company shall report the Mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Mergers.
(c) Each party shall promptly notify the other party in writing if, before the Closing Date, such party knows or has reason to believe that the Mergers may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Mergers qualifying for the Intended Tax Treatment). In the event the SEC requests or requires a tax opinion with respect to the Intended Tax Treatment, each party shall use reasonable efforts to execute and deliver customary tax representation letters to the applicable tax advisor (or advisors) in form and substance reasonably satisfactory to the advisor (or advisors) delivering such opinion and the party delivering such tax representation letter; provided, however, that in the event that the SEC requests or requires such a tax opinion, then SMMC will use its reasonable best efforts to cause Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver such tax opinion to SMMC, and the Company shall use its reasonable best efforts to cause Cooley LLP to deliver such tax opinion to the Company.
SECTION 7.11 Stock Exchange Listing. SMMC will use its reasonable best efforts to cause the SMMC Class A Common Stock issued in connection with the Transactions to be approved for listing on the Nasdaq at the Closing and will keep the Company informed as to its progress. During the period from the date hereof until the Closing, SMMC shall use its reasonable best efforts to keep the SMMC Units, the SMMC Class A Common Stock and SMMC Warrants listed for trading on the Nasdaq.

SECTION 7.12 Antitrust.
(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company and SMMC each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may reasonably be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.
(b) SMMC and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications; (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 7.12(b) may be limited to outside counsel and may be redacted (x) to remove references to the valuation of the Company, and (y) as necessary to comply with contractual arrangements.
(c) No party hereto shall take any action that would reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period of any required filings or applications under Antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person.
SECTION 7.13 PCAOB Audited Financials. The Company shall use reasonable best efforts to deliver true and complete copies of (i) the audited consolidated balance sheet of the Company as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of income, changes in shareholder equity, and cash flows of the Company and the for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Audited Financials”) within fifteen (15) days from the date hereof (but in any event no later than thirty (30) days from the date hereof) and (ii) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in shareholder equity, and cash flows, of the Company as at and for the six-months ended June 30, 2020 and June 30, 2019, in each case, prepared in accordance with GAAP and Regulation S-X (the “Unaudited Interim Financial Statements”).
SECTION 7.14 Trust Account. As of the Effective Time, the obligations of SMMC to dissolve or liquidate within a specified time period as contained in SMMC’s Certificate of Incorporation will be terminated and, following the disbursement of funds in the Trust Account described in this Section 7.14, SMMC shall have no obligation whatsoever to dissolve and liquidate the assets of SMMC by reason of the consummation of the Mergers or otherwise, and no stockholder of SMMC shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Effective Time, SMMC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to or at the Effective Time to, and the Trustee shall thereupon be obligated to, cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of SMMC Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Transaction Expenses and Outstanding SMMC Transaction Expenses pursuant to Section 3.05(a) and Section 3.05(b) and the payment of the cash in lieu of the issuance of any fractional shares pursuant to Section 3.03(i); and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to SMMC. Following such disbursement, SMMC shall cause the Trust Account and the Trust Agreement to terminate.
SECTION 7.15 Directors. Subject to any limitation imposed under applicable Laws or Nasdaq listing requirements, SMMC and the Company shall take all necessary action so that immediately after the Effective Time, the board of directors of SMMC is comprised of the individuals designated on Section 2.05(b) of the Company Disclosure Schedule.
SECTION 7.16 Certain Agreements.
(a) Prior to the Closing, the Company shall use its reasonable best efforts to cause any Company Securityholder holding, as of immediately prior to the Effective Time, Company Securities constituting or convertible into at least 50,000 shares of Company Common Stock, who has not entered into Lock-Up Agreements as of the date hereof, to deliver, or cause to be delivered, to SMMC copies of the Lock-Up Agreements duly executed by such holders of Company Securities.
(b) Prior to the Closing, upon the Company’s reasonable request, SMMC shall cooperate with the Company to obtain an executed joinder to the Registration Rights Agreement from each Company Securityholder who will receive SMMC Class A Common Stock in connection with the Transaction and who has not executed the Registration Rights Agreement prior to the time of the execution and delivery of this Agreement.
(c) The Company shall cause the Post-Signing Company Charter Amendment to become effective as soon as practicable following the date of this Agreement and not later than immediately prior to the time the Registration Statement becomes effective.
SECTION 7.17 Termination of Certain Agreements.
(a) Prior to the Closing, the Company shall take all actions necessary to cause the Contracts listed on Section 7.17(a) of the Company Disclosure Schedule to be terminated without any further force and effect and without any cost or other liability or obligation to the Company effective as of immediately prior to the Closing, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.
(b) Prior to the Closing, SMMC shall take all actions necessary to cause the Contract listed on Section 7.17(b) of the SMMC Disclosure Schedule to be terminated without any further force and effect and without any cost or other liability or obligation to SMMC effective as of immediately prior to the Closing, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.
SECTION 7.18 Company Warrant. Prior to the Closing, unless the Company Warrant exercises automatically prior to the Effective Time in accordance with the terms of the Company Warrant, the Company shall cause the holder of the Company Warrant to exercise the Company Warrant no later than immediately prior to the Effective Time in exchange for shares of Company Common Stock in accordance with the terms of the Company Warrant.
SECTION 7.19 Payment of Funded Indebtedness. No fewer than three (3) days prior to the Closing Date, the Company shall cause to be prepared and delivered to SMMC: (i) a certificate executed by an executive officer of the Company setting forth the Company’s good faith estimate of the amount of Indebtedness as of immediately prior to the Closing pursuant to the instruments listed on Section 7.19 of the Company Disclosure Schedule and any other Indebtedness approved in writing by SMMC that the Company and SMMC agree will be paid at the Closing (the “Funded Indebtedness”), including the names of each person to which such Funded Indebtedness is owed (each, a “Pay-Off Lender”) and the amounts owed to each Pay-Off Lender; and (ii) pay-off letters in form and substance reasonably satisfactory to SMMC to be executed at or prior to the Closing by all Pay-Off Lenders (each, a “Pay-Off Letter”). The parties shall cooperate in arranging for the repayment of all Funded Indebtedness at the Closing. The Company shall use reasonable best efforts to facilitate such repayment and the release, in connection with such repayment, of any Liens securing such Funded Indebtedness. At the Closing, the Company shall deliver or cause to be delivered to SMMC, duly executed Pay-Off Letters.

SECTION 7.20 Amendments to Ancillary Agreements. Prior to the Closing, neither SMMC nor the Company shall, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), permit or consent to any amendment, supplement or modification to any of the Ancillary Agreements.
ARTICLE VIII
CONDITIONS TO THE MERGERS
SECTION 8.01 Conditions to the Obligations of Each Party. The obligations of the Company, SMMC, First Merger Sub and Second Merger Sub to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:
(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b) SMMC Stockholder Approval. The SMMC Stockholder Approval shall have been obtained.
(c) No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award after the date hereof which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting consummation of the Transactions, including the Mergers.
(d) Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.
(e) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.
(f) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.
(g) Stock Exchange Listing. The SMMC Class A Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.
(h) SMMC Net Tangible Assets. SMMC shall have at least five million one dollars ($5,000,001) of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Offer.
(i) SMMC Charter Amendment. The SMMC Certificate of Incorporation shall have been amended by the SMMC Charter Amendment.
SECTION 8.02 Conditions to the Obligations of SMMC, First Merger Sub and Second Merger Sub. The obligations of SMMC, First Merger Sub and Second Merger Sub to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:
(a) Representations and Warranties. The representations and warranties of the Company contained in (i) Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.03 (Capitalization) (other than clauses (a) and (g) thereof, which are subject to clause (iii) below), Section 4.04 (Authority Relative to This Agreement), Section 4.18 (Board Approval; Vote Required), Section 4.19 (Interested Party Transactions) and Section 4.21 (Brokers) shall each be true and correct in all material respects (unless such representations and warranties are qualified or limited as to Company Material Adverse Effect or other materiality qualification, in which case those such representations and warranties shall be true and correct) as of the date hereof and as of the Closing Date as if made anew at and as of that time, except to the extent of any changes that reflect actions expressly permitted in accordance with Section 6.01 and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 4.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) the first three sentences of Section 4.02 (Certificate of Incorporation and Bylaws), Section 4.03(a) (Capitalization) and Section 4.03(g) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent of any changes that reflect actions expressly permitted in accordance with Section 6.01 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, SMMC, First Merger Sub, Second Merger Sub or their Affiliates (other than, with respect to Section 4.03(a), as a result of conversion of currently outstanding Company Preferred Stock or exercise of currently outstanding Company Options or Company Warrants, in each case, in accordance with the terms of the Company Charter, Company Option Plans or Company Warrant, as applicable, in effect as of the date hereof) and (iv) all other representations and warranties of the Company set forth in Article IV shall be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), as if made anew at and as of that time, except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.
(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
(c) Officer’s Certificate. The Company shall have delivered to SMMC a certificate (the “Company Officer’s Certificate”), dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d).
(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.
(e) PCAOB Audited Financials. The Company shall have delivered to SMMC the PCAOB Audited Financials.
(f) FIRPTA Certificate. At least two (2) days prior to the Closing, the Company shall deliver to SMMC, in a form reasonably acceptable to SMMC, a properly executed certification that Company Shares are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by SMMC with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.
(g) Termination of Certain Agreements. The Company shall have terminated the Contracts listed on Section 7.17 of the Company Disclosure Schedule.
SECTION 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:
(a) Representations and Warranties. The representations and warranties of SMMC, First Merger Sub and Second Merger Sub contained in (i) Section 5.01 (Corporate Organization), Section 5.03 (Capitalization.) (other than clauses (a) and (e) thereof, which are subject to clause (iii) below), Section 5.04 (Authority Relative to This Agreement), Section 5.10 (Board Approval) and Section 5.12 (Brokers) shall each be true and correct in all material respects (unless such representations and warranties are qualified or limited as to Material Adverse Effect or other materiality qualification, in which case those such representations and warranties shall be true and correct) as of the date hereof and as of the Closing Date as if made anew at and as of that time, except to the extent that any changes that reflect actions expressly permitted in accordance with Section 6.02 and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 5.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 5.02 (Governing Documents) and Section 5.03(a) and the second sentence of Section 5.03(e) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent of any changes that reflect actions expressly permitted in accordance with Section 6.02 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, SMMC, First Merger Sub, Second Merger Sub or their Affiliates and (iv) all other representations and warranties of SMMC, First Merger Sub and Second Merger Sub contained in this Agreement shall be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date), as if made anew at and as of that time, except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a SMMC Material Adverse Effect.
(b) Agreements and Covenants. SMMC, First Merger Sub and Second Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
(c) Officer’s Certificate. SMMC shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of SMMC, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) and Section 8.03(d).
(d) Material Adverse Effect. No SMMC Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.
(e) Resignation. Other than those persons identified as continuing directors on Section 2.05(b) of the Company Disclosure Schedule, all members of the SMMC Board and all officers of SMMC shall have executed written resignations effective as of the Effective Time.
(f) Cancellation Agreement. The Cancellation Agreement shall remain in full force and effect, and the parties thereto shall be in compliance with the terms and conditions thereof in all material respects.
(g) PIPE Conditions. The conditions contained in the Subscription Agreements to the obligations of the parties thereto to consummate the Private Placement shall have been satisfied or waived in accordance with the Subscription Agreements (other than those conditions that by their nature are to be satisfied at, or contemporaneously with, the Closing or the Effective Time). The condition set forth in Section 3(b)(i) of the Subscription Agreements shall have been satisfied or waived in accordance with the Subscription Agreements, assuming that the Subscription Closing (as defined therein) occurred at the Closing and the satisfaction or waiver of the closing condition set forth in Section 8.02(a).
(h) Minimum Cash. The Closing SMMC Cash shall equal or exceed two hundred twenty-five million dollars ($225,000,000).
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
SECTION 9.01 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or SMMC, as follows:
(a) by mutual written consent of SMMC and the Company;
(b) by written notice from either SMMC or the Company to the other if the Effective Time shall not have occurred prior to March 15, 2021 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its Affiliates is in material breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such material breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;
(c) by written notice from either SMMC or the Company to the other if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Mergers;
(d) by written notice from either SMMC or the Company to the other (i) if SMMC shall have failed to obtain the SMMC Stockholder Approval at the SMMC Stockholders’ Meeting (subject to any adjournment or recess of the meeting) or (ii) if (A) a Company Modification in Recommendation has occurred and (B) the Company shall have held the Company Stockholders Meeting and failed to obtain the Company Stockholder Approval at the Company Stockholders Meeting within twenty-five (25) days after the Registration Statement becomes effective;
(e) by written notice from SMMC to the Company if (i) (A) a Company Modification in Recommendation has not occurred and (B) the Company shall have failed to obtain the Company Stockholder Approval within three (3) Business Days after the Registration Statement becomes effective or (ii) the Post-Signing Company Charter Amendment is not effective as of the time the Registration Statement may become effective in accordance with applicable Law;
(f) by written notice from SMMC to the Company upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) and Section 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that SMMC has not waived in writing such Terminating Company Breach and SMMC, First Merger Sub and Second Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further that, if such Terminating Company Breach is curable by the Company, SMMC may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by SMMC to the Company;
(g) by written notice from the Company to SMMC upon a breach of any representation, warranty, covenant or agreement on the part of SMMC, First Merger Sub and Second Merger Sub set forth in this Agreement, or if any representation or warranty of SMMC, First Merger Sub and Second Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SMMC Breach”); provided that the Company has not waived such Terminating SMMC Breach and the Company are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SMMC Breach is curable by SMMC, First Merger Sub and Second Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as SMMC, First Merger Sub and Second Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to SMMC;
(h) by written notice from the Company to SMMC, in the event of a SMMC Modification in Recommendation; or
(i) by written notice from SMMC to the Company, in the event of a Company Modification in Recommendation.
SECTION 9.02 Effect of Termination.
(a) Except as otherwise set forth in this Section 9.02, in the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in Section 9.02, Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a Willful Breach of this Agreement by such party prior to such termination subject to Section 6.03.
(b) In the event that this Agreement is (i) validly terminated by either party pursuant to Section 9.01(d)(ii) or (ii) validly terminated by SMMC pursuant to Section 9.01(e) or Section 9.01(i), then the Company shall pay the Company Expense Reimbursement Amount to SMMC (or one or more of its designees) as promptly as reasonably practicable (and, in any event, within two Business Days following notice of such termination), payable by wire transfer of immediately available funds.

SECTION 9.03 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
SECTION 9.04 Waiver. At any time prior to the Effective Time, (i) SMMC may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of SMMC, First Merger Sub or Second Merger Sub, (b) waive any inaccuracy in the representations and warranties of SMMC, First Merger Sub or Second Merger Sub contained herein or in any document delivered by SMMC, First Merger Sub or Second Merger Sub pursuant hereto and (c) waive compliance with any agreement of SMMC, First Merger Sub or Second Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.
ARTICLE X
GENERAL PROVISIONS
SECTION 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):
if to SMMC, First Merger Sub or Second Merger Sub:
South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, New York 10153
Attention: Nick Dermatas
Email: ndermatas@smmergercorp.com
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10023
Attention: Jeffrey D. Marell, Michael Vogel
Email: jmarell@paulweiss.com and mvogel@paulweiss.com
if to the Company:
Factor Systems, Inc. (d/b/a Billtrust)
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648
Attention: Flint A. Lane, Mark Shifke
Email: flane@billtrust.com and mshifke@billtrust.com
with a copy to:
Cooley LLP
500 Boylston Street
14th Floor
Boston, MA 02116
Attention: Nicole Brookshire, Miguel J. Vega
Email: nbrookshire@cooley.com and mvega@cooley.com
SECTION 10.02 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.
SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
SECTION 10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Non-Disclosure Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 10.04 shall be null and void, ab initio.
SECTION 10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).
SECTION 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
SECTION 10.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

SECTION 10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
SECTION 10.09 Counterparts; Electronic Delivery. This Agreement and each other Transaction Document may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.
SECTION 10.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
SECTION 10.11 No Recourse. Except in the case of fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Mergers to be consummated, may be made only against (and, without prejudice to the rights of any express third-party beneficiary to whom rights under this Agreement inure pursuant to Section 10.11), are those solely of the persons that are expressly identified as parties to this Agreement and not against any Nonparty Affiliate (as defined below). Except in the case of fraud, no other person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, optionholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to (each of the foregoing, a “Nonparty Affiliate”) any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each party, on behalf of itself and its Affiliates, hereby irrevocably releases and forever discharges each of the Nonparty Affiliate from any such liability or obligation.
[Signature Page Follows]

IN WITNESS WHEREOF, SMMC, First Merger Sub, Second Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
South Mountain Merger Corp.

By:	/s/ Charles B. Bernicker
Name:	Charles B. Bernicker
Title:	Chief Executive Officer
[Signature Page to Business Combination Agreement]

BT Merger Sub I, Inc.

By:	/s/ Charles B. Bernicker
Name:	Charles B. Bernicker
Title:	Chief Executive Officer
[Signature Page to Business Combination Agreement]

BT Merger Sub II, LLC

By:	/s/ Charles B. Bernicker
Name:	Charles B. Bernicker
Title:	Secretary
[Signature Page to Business Combination Agreement]

Factor Systems, Inc. (d/b/a Billtrust)

By:	/s/ Flint Lane
Name:	Flint Lane
Title:	Chief Executive Officer
[Signature Page to Business Combination Agreement]

Annex I
Earnout Merger Consideration
This Annex I sets forth the terms for the calculation of the number (if any) of $12.50 Earnout Shares and $15.00 Earnout Shares, as applicable. Terms used but not defined in this Annex I shall have the meanings ascribed to such terms in the other parts of this Agreement to which this Annex I is a part.
1. 12.50 Share Price Milestone.
a. If the closing share price of SMMC Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the five (5)-year anniversary of the Closing Date (the first occurrence of the foregoing is referred to herein as the “$12.50 Share Price Milestone”, and such date is referred to as the “$12.50 Share Price Milestone Date”), then, except as provided in Section 1(b), SMMC shall issue, as promptly as practicable, to each holder of Company Common Stock and/or Company Options that had an Earnout Pro Rata Portion exceeding zero (0), a number of shares of SMMC Class A Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (such number of shares being referred to as the “$12.50 Earnout Shares”).
b. Notwithstanding anything in Section 1(a) to the contrary, to the extent that any portion of the $12.50 Earnout Shares that would otherwise be issued to a holder of Company Securities hereunder relates to a Converted Option that remains unvested as of the $12.50 Share Price Milestone Date (each such option, a “$12.50 Unvested Converted Option”), then in lieu of issuing such $12.50 Earnout Shares, SMMC shall instead issue, as soon as practicable following the later of (1) the occurrence of the $12.50 Share Price Milestone and (2) SMMC’s filing of a Form S-8 Registration Statement, to each holder of a $12.50 Unvested Converted Option, an award of restricted stock units of SMMC for a number of shares of SMMC Class A Common Stock equal to such portion of the $12.50 Earnout Shares issuable with respect to the $12.50 Unvested Converted Option (such number of shares being referred to as the “$12.50 Earnout RSUs”). A holder of a $12.50 Unvested Converted Option shall only be granted $12.50 Earnout RSUs if such holder remains in continuous service to the Company or its successor as of the $12.50 Share Price Milestone Date and the applicable grant date. Such $12.50 Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting events of the applicable $12.50 Unvested Converted Option and shall be subject to the same vesting conditions as applied to the applicable $12.50 Unvested Converted Option. In the event that a Company Securityholder had more than one grant of Converted Options as of immediately prior to the Effective Time, the issuance of the Earnout Securities shall be apportioned among each of such grants of Converted Options as if each grant were held by a different person.
2. 15.00 Share Price Milestone.
a. If the closing share price of SMMC Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the five (5)-year anniversary of the Closing Date (the first occurrence of the foregoing is referred to herein as the “$15.00 Share Price Milestone”, and such date is referred to as the “$15.00 Share Price Milestone Date”), then, except as provided in Section 2(b), SMMC shall issue, as promptly as practicable, to each holder of Company Common Stock and/or Company Options that had an Earnout Pro Rata Portion exceeding zero (0), a number of shares of SMMC Class A Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (such number of shares being referred to as the “$15.00 Earnout Shares” and, together with the $12.50 Earnout Shares, the “Earnout Shares”).
b. Notwithstanding anything in Section 2(a) to the contrary, to the extent that any portion of the $15.00 Earnout Shares that would otherwise be issued to a holder of Company Securities hereunder relates to a Converted Option that remains unvested as of the $15.00 Share Price Milestone Date (each such option, a “$15.00 Unvested Converted Option”), then in lieu of issuing such $15.00 Earnout Shares, SMMC shall instead issue, as soon as practicable following the later of (1) the occurrence of the $15.00 Share Price Milestone and (2) SMMC’s filing of a Form S-8 Registration Statement, to each holder of a $15.00 Unvested Converted Option, an award of restricted stock units of SMMC for a number of shares of SMMC Class A Common Stock equal to such portion of the $15.00 Earnout Shares issuable with respect to the $15.00 Unvested Converted Option (such number of shares being referred to as the “$15.00 Earnout RSUs” and together with the $12.50 Earnout RSUs, the “Earnout RSUs”). A holder of a $15.00 Unvested Converted Option shall only be granted $15.00 Earnout RSUs if such holder remains in continuous service to the Company or its successor as of the

$15.00 Share Price Milestone Date and the applicable grant date. Such $15.00 Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting events of the applicable $15.00 Unvested Converted Option and shall be subject to the same vesting conditions as applied to the applicable $15.00 Unvested Converted Option. In the event that a Company Securityholder had more than one grant of Converted Options as of immediately prior to the Effective Time, the issuance of the Earnout Securities shall be apportioned among each of such grants of Converted Options as if each grant were held by a different person.
3. For the avoidance of doubt, if the condition for more than one Milestone is achieved, the Earnout Securities to be earned in connection with such Milestone shall be cumulative with any Earnout Securities earned prior to such time in connection with the achievement of any other Milestone; provided that, for avoidance of doubt, Earnout Securities in respect of each Milestone will be issued and earned only once and the aggregate Earnout Securities issued shall in no event exceed 12,000,000 shares of SMMC Class A Common Stock.
4. If, at or following the five (5)-year anniversary of the Closing Date, the $12.50 Share Price Milestone and/or the $15.00 Share Price Milestone have not occurred, none of the Earnout Securities shall be issued.
5. In the event that after the Closing and prior the five (5)-year anniversary of the Closing Date, (i) there is a Change of Control (or a definitive agreement providing for a Change of Control has been entered into prior to the five (5)-year anniversary of the Closing Date and such Change of Control is ultimately consummated, even if such consummation occurs after the five (5)-year anniversary of the Closing Date), (ii) any liquidation, dissolution or winding up of SMMC (whether voluntary of involuntary) is initiated, (iii) any bankruptcy, reorganization, debt arrangement or similar proceeding under any bankruptcy, insolvency or similar law, or any dissolution or liquidation proceeding, is instituted by or against SMMC, or a receiver is appointed for SMMC or a substantial part of its assets or properties or (iv) SMMC makes an assignment for the benefit of creditors, or petitions or applies to any Governmental Authority for, or consents or acquiesces to, the appointment of a custodian, receiver or trustee for all or substantially all of its assets or properties (each of clauses (i) through (iv), an “Acceleration Event”), then any Earnout Securities that have not been previously issued by SMMC (whether or not previously earned) shall be deemed earned and issued by SMMC to the holders of Company Securities as of immediately prior to the Effective Time (but in the case of Company Options, only such Company Options that are vested as of such date (after giving effect to any acceleration of vesting of such Company Options)) upon such Acceleration Event pursuant to Section 3.01 and Section 3.07 unless, in the case of an Acceleration Event that is a Change of Control, the value of the consideration to be received by the holders of the SMMC Class A Common Stock in such Change of Control transaction is less than the stock price threshold applicable to the $12.50 Share Price Milestone and/or the $15.00 Share Price Milestone, as applicable; provided, that the determinations of such consideration and value shall be determined in good faith by the disinterested members of the SMMC Board; and provided, further that such Earnout Securities that are not deemed earned as of such Change in Control transaction shall be cancelled to the extent that such Change in Control transaction consists of a sale of SMMC by merger, business combination or otherwise in which the stockholders of SMMC receive only cash consideration for their shares.
6. For purposes hereof, a “Change of Control” means the occurrence in a single transaction or as a result of a series of related transactions, of one or more of the following events:
a. any person or any group of persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (a “Group”) (excluding a corporation or other entity owned, directly or indirectly, by the stockholders of SMMC in substantially the same proportions as their ownership of stock of SMMC) (x) is or becomes the beneficial owner, directly or indirectly, of securities of SMMC representing more than fifty percent (50%) of the combined voting power of SMMC’s then outstanding voting securities or (y) has or acquires control of the SMMC Board;
b. a merger, consolidation, reorganization or similar business combination transaction involving SMMC, and, immediately after the consummation of such transaction or series of transactions, either (x) the SMMC Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of SMMC immediately prior to such merger or consolidation do not continue to represent or are not converted into more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the person resulting from such transaction or series of transactions or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

c. the sale, lease or other disposition, directly or indirectly, by SMMC of all or substantially all of the assets of SMMC and its Subsidiaries, taken as a whole, other than such sale or other disposition by SMMC of all or substantially all of the assets of SMMC and its Subsidiaries, taken as a whole, to an entity at least a majority of the combined voting power of the voting securities of which are owned by stockholders of SMMC.
7. If SMMC shall, at any time or from time to time, after the date hereof effect a subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction affecting the outstanding shares of SMMC Class A Common Stock, the number of Earnout Securities issuable pursuant to, and the stock price targets set forth in, paragraphs 1, 2 and 3 of this Annex I, shall be equitably adjusted for such subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective (which shall be the “ex” date, if any, with respect to any such event). For the avoidance of doubt and without duplication, to the extent that SMMC Class A Common Stock has been exchanged for Series 1 Common Stock, this Annex 1 shall be read such that each reference to SMMC Class A Common Stock shall refer instead to Series 1 Common Stock.
8. All Earnout RSUs to be issued hereunder shall be issued under and pursuant to the terms and conditions of the SMMC 2020 Equity Incentive Plan and the Earnout RSU Share Reserve (as defined in the SMMC 2020 Equity Incentive Plan) thereunder, and for purposes of clarity shall not reduce the Share Reserve (as defined in the SMMC 2020 Equity Incentive Plan) under such Plan.
9. Notwithstanding anything contained in the Agreement or this Annex I to the contrary, to the extent that any portion of the $12.50 Earnout Shares or $15.00 Earnout Shares that would otherwise be issued to a holder of Company Securities hereunder relates to a share of Company Common Stock that was converted into SMMC Class C Common Stock in accordance with the Agreement (the “Nonvoting Request Shares”) then in lieu of issuing such $12.50 Earnout Shares or $15.00 Earnout Shares, as applicable, SMMC shall instead issue, as soon as practicable following the applicable Milestone, a number of shares of Class 2 Common Stock (as defined in the SMMC A&R Charter) equal to such portion of the applicable Earnout Shares issuable with respect to the Nonvoting Request Shares.

ANNEX B — CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SOUTH MOUNTAIN MERGER CORP.
South Mountain Merger Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”), hereby certifies as follows:
1. That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting forth the proposed amendment are as follows:
RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4.1 and inserting the following in lieu thereof:
Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 541,000,000 shares, consisting of (a) 540,000,000 shares of common stock (the “Common Stock”), including (i) 493,000,000 shares of Class A common stock (the “Class A Common Stock”), (ii) 20,000,000 shares of Class B common stock (the “Class B Common Stock”) and (iii) 27,000,000 shares of Class C common stock (the “Class C Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).
RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4.3(a)(i) and inserting the following in lieu thereof:
(i) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation and Section 9.9), the holders of shares of Common Stock shall exclusively possess all voting power with respect to the Corporation. Notwithstanding the foregoing, except as required by law or as otherwise set forth herein, the holders of shares of Class C Common Stock shall have no voting rights or power and shall not be entitled to vote on any matter that is submitted to a vote of the stockholders of the Corporation. Except as expressly provided in the prior sentence with respect to voting, the Class C Common Stock and the Class A Common Stock shall be identical in all respects and shall be pari passu with one another, and share ratably on a per share basis in respect of, the payment of dividends and the distribution of assets on the liquidation, dissolution or winding up of the Corporation made in respect of the Common Stock.
2. That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the number of necessary shares as required by statute were voted in favor of the amendment.
3. That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL and shall become effective at the time this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.
[Signature Page Follows]
B-1

IN WITNESS WHEREOF, South Mountain Merger Corp. has caused this Certificate of Amendment to be executed by a duly authorized officer on this   th day of [•], 2020.
SOUTH MOUNTAIN MERGER CORP.

By:
Name:
Title:
[Signature Page to Certificate of Amendment of Charter]
B-2

ANNEX C — SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SOUTH MOUNTAIN MERGER CORP.
South Mountain Merger Corp., a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY AS FOLLOWS:
1. The name of the Corporation is “South Mountain Merger Corp.” (the “Corporation”). The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 28, 2019, and was most recently amended and restated on June 19, 2019 (the “Existing Certificate”).
2. This Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”), which both restates and amends the provisions of the Existing Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).
3. This Restated Certificate shall become effective upon its filing with the Secretary of State of the State of Delaware.
4. The text of the Existing Certificate is hereby restated and amended in its entirety to read as follows:
I.
The name of this corporation is BTRS Holdings Inc.
II.
The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Zip Code 19808, and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.
III.
The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.
IV.
A The Corporation is authorized to issue three classes of stock to be designated, respectively, “Class 1 Common Stock,” “Class 2 Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 575,000,000 shares. 538,000,000 shares shall be Class 1 Common Stock, par value $0.0001 per share (the “Class 1 Common Stock”), 27,000,000 shares shall be Class 2 Common Stock, par value $0.0001 per share (the “Class 2 Common Stock” and together with the Class 1 Common Stock, the “Common Stock”), and 10,000,000 shares shall be Preferred Stock, par value $0.0001 (the “Preferred Stock”).
B. Effective immediately upon the effectiveness of the filing of this Restated Certificate with the Secretary of State of the State of Delaware (the “Effective Time”), each one share of the Corporation’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), that was issued and outstanding immediately prior to the Effective Time shall automatically be reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of Class 1 Common Stock without any further action by the Corporation or any stockholder thereof. Effective immediately upon the Effective Time, each one share of the Corporation’s Class C Common Stock, par value $0.0001 per share (the “Class C Common Stock”) held by Special Situations Investing Group II, LLC or its affiliates (collectively, “GS”) that was issued and outstanding immediately prior to the Effective Time shall instead automatically be reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of Class 2 Common Stock without any further action by the Corporation or any stockholder thereof. Each certificate that immediately prior to the Effective Time represented shares of Class A Common Stock or Class C Common Stock (each, a “Prior Certificate”) shall, until surrendered to the Corporation in exchange for a certificate representing the same number and class of shares of Common Stock, automatically represent that number of shares of Common Stock into which the shares of Class A Common Stock or Class C Common Stock, as applicable, represented by the Prior Certificate shall have been reclassified and redesignated.

C. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to the rights of the holders of any series of Preferred Stock then outstanding.
D. Except as otherwise provided herein, the holders of Class 1 Common Stock shall be entitled to one vote for each share of Class 1 Common Stock held on all matters submitted to a vote of stockholders of the Corporation on which holders of Common Stock are entitled to vote. Except as required by law or as otherwise set forth herein, the holders of shares of Class 2 Common Stock shall have no voting rights or power and shall not be entitled to vote on any matter that is submitted to a vote of the stockholders of the Corporation. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Restated Certificate (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to law or this Restated Certificate (including any certificate of designation filed with respect to any series of Preferred Stock). There shall be no cumulative voting and no shares of Common Stock shall be entitled to preemptive or subscription rights. The number of authorized shares of Class 1 Common Stock and/or Class 2 Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
E. Subject to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, the holders of Common Stock shall be entitled to the payment of dividends when and as declared by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with applicable law and to receive other distributions from the Corporation. Any dividends declared by the Board of Directors to the holders of the then outstanding Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock held by each such holder as of the record date of such dividend; provided, that stock dividends may be declared, at the same rate per share, in shares of Class 1 Common Stock on the Class 1 Common Stock and in shares of Class 2 Common Stock on the Class 2 Common Stock.
F. Each share of Class 2 Common Stock shall be automatically converted without the payment of any additional consideration into one (subject to equitable adjustment in the event of any stock split, recapitalization, dividend or the like disproportionately affecting the Class 1 Common Stock and Class 2 Common Stock) fully paid share of Class 1 Common Stock following, and only following, the transfer thereof in a Widely Dispersed Offering by GS (or such other party to whom GS had transferred shares of Class 2 Common Stock and the transferees of such party) (in each case, other than a transferee acquiring such shares of Class 2 Common Stock in a Widely Dispersed Offering) (the “GS Transferees”). For the purposes of this Section F of Article IV, a “Widely Dispersed Offering” means (i) a widespread public distribution, including pursuant to Securities and Exchange Commission Rule 144, (ii) a transfer (including a private placement or a sale pursuant to Securities and Exchange Commission Rule 144) in which no one party acquires the right to purchase 2% or more of any class of voting securities (as such term is used for the purposes of the Bank Holding Company Act of 1956, as amended), (iii) an assignment to a single party (for example, a broker or investment banker) for the purposes of conducting a widespread public distribution on behalf of GS or the GS Transferees, or (iv) to a party who would control more than 50% of the voting securities of the Corporation without giving effect to the shares of Class 2 Common Stock transferred by the holder or the GS Transferees. Other than in the event of a Widely Dispersed Offering, shares of Class 2 Common Stock shall not be convertible into any other security of the Corporation.
G. Each certificate that immediately prior to an automatic conversion pursuant to Section F of Article IV represented shares of Class 2 Common Stock shall, until surrendered to the Corporation (or, if the registered holder thereof alleges that such certificate has been lost, stolen or destroyed, until the Corporation has been provided a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) in exchange for a certificate representing the same number of shares of Class 1 Common Stock, automatically represent that number of shares of Class 1 Common Stock into which the shares of Class 2 Common Stock represented by the prior certificate shall have been converted. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The Corporation shall, as soon as practicable after the receipt of such surrendered certificate

(or receipt of the lost certificate affidavit and agreement in lieu thereof), issue and deliver to such registered holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class 1 Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Class 2 Common Stock represented by the surrendered certificate (or lost certificate affidavit and agreement in lieu thereof) that were not converted into Class 1 Common Stock.
H. The Corporation shall at all times when the Class 2 Common Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Class 2 Common Stock, such number of its duly authorized shares of Class 1 Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Class 2 Common Stock; and if at any time the number of authorized but unissued shares of Class 1 Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class 2 Common Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class 1 Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.
I. Except as expressly provided in Section D of this Article IV above with respect to (i) voting powers and (ii) the Share Distributions (as hereinafter defined), the Class 1 Common Stock and the Class 2 Common Stock shall be identical in all respects and shall be pari passu with one another, and share ratably on a per share basis in respect of, the payment of dividends and the distribution of assets on the liquidation, dissolution or winding up of the Corporation made in respect of the Common Stock. The Board of Directors may, at its discretion, declare a dividend of any securities of the Corporation or of any other corporation, limited liability company, partnership, joint venture, trust or other legal entity (a “Share Distribution”) to the holders of shares of Class 1 Common Stock and Class 2 Common Stock (i) on the basis of a ratable distribution of identical securities to holders of shares of Class 1 Common Stock and Class 2 Common Stock or (ii) on the basis of a ratable distribution of one class or series of securities to holders of shares of Class 1 Common Stock and another class or series of securities to holders of Class 2 Common Stock; provided that the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable) do not differ in any respect other than (x) differences in their rights (other than voting rights and powers) consistent in all material respects with differences between Class 1 Common Stock and Class 2 Common Stock and (y) differences in their relative voting rights and powers, with holders of shares of Class 2 Common Stock receiving a class or series of such securities having no voting rights or powers and holders of shares of Class 1 Common Stock receiving a class or series of such securities having voting rights or powers (without regard to whether such voting rights or powers are greater or lesser than the voting rights or powers of the Class 1 Common Stock provided in this Restated Charter). In furtherance of the foregoing, the Corporation shall not, whether by merger, consolidation, amendment to this Certificate, operation of law or otherwise, effect any stock split, recapitalization or similar adjustment to either class of its Common Stock unless simultaneously in connection therewith the Corporation effects an identical stock split, recapitalization or similar adjustment to the other classes of its Common Stock.
J. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issue of all or any of the remaining shares of the Preferred Stock, in one or more series, and to fix the number of shares of such series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors and filed in accordance with the DGCL. The number of authorized shares of Preferred Stock, or any series thereof, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.
V.
For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and stockholders, or any class thereof, as the case may be, it is further provided that:

A. MANAGEMENT OF THE BUSINESS.
The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. Subject to any rights of the holders of shares of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.
B. BOARD OF DIRECTORS
Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class will consist, as nearly as possible, of a number of directors equal to one-third of the number of members of the Board of Directors authorized as provided in Section A of this Article V. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes. At the first annual meeting of stockholders held after the Effective Time, the initial term of office of the Class I directors shall expire and Class I directors shall be elected for a full term expiring at the third annual meeting of stockholders held thereafter. At the second annual meeting of stockholders held after the Effective Time, the initial term of office of the Class II directors shall expire and Class II directors shall be elected for a full term expiring at the third annual meeting of stockholders held thereafter. At the third annual meeting of stockholders held after the Effective Time, the initial term of office of the Class III directors shall expire and Class III directors shall be elected for a full term expiring at the third annual meeting of stockholders held thereafter. At each succeeding annual meeting of stockholders, directors shall be elected, for a term expiring at the third succeeding annual meeting of stockholders thereafter, to succeed the directors of the class whose terms expire at such annual meeting.
Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.
C. REMOVAL OF DIRECTORS
1. Subject to the rights of any series of Preferred Stock to remove directors elected by such series of Preferred Stock, neither the entire Board of Directors nor any individual director may be removed from office without cause.
2. Subject to any limitations imposed by applicable law and the rights of any series of Preferred Stock to remove directors elected by such series of Preferred Stock, any individual director or the entire Board of Directors may be removed from office with cause only by the affirmative vote of the holders of at least 66 2∕3% of the voting power of all the then-outstanding shares of the capital stock of the Corporation entitled to vote generally at an election of directors.
D. VACANCIES.
Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock to elect additional directors or fill vacancies in respect of such directors, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors or by the sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified or such director’s earlier death, resignation or removal.
E. BYLAW AMENDMENTS.
The Board of Directors is expressly authorized and empowered to adopt, amend or repeal any provisions of the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Restated Certificate, such action by stockholders shall require the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
F. STOCKHOLDER ACTIONS.
1. The directors of the Corporation need not be elected by written ballot unless the Bylaws of the Corporation so provide.
2. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws of the Corporation and no action shall be taken by the stockholders by written consent.
3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.
VI.
A. The liability of the directors for monetary damages shall be eliminated to the fullest extent permitted under applicable law. In furtherance thereof, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any repeal or modification of the foregoing two sentences shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.
B. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise.
C. Any repeal or modification of this Article VI shall only be prospective and shall not adversely affect the rights or protections or increase the liability of any officer or director under this Article VI as in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.
VII.
A. To the fullest extent permitted by Section 122(17) of the DGCL, the Corporation, on behalf of itself and its direct and indirect subsidiaries (collectively, “Subsidiaries”), hereby renounces any interest or expectancy of the Corporation or any such Subsidiary in, or in being offered an opportunity to participate in, any Excluded Opportunity.
B. As used herein, “Excluded Opportunity” means any business opportunity, transaction or other matter (a “Corporate Opportunity”), whether or not the Corporation or any Subsidiary might reasonably be expected to have pursued or had the ability or desire to pursue such Corporate Opportunity if granted or otherwise provided the opportunity to do so, that is presented to, acquired, created or developed by or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any Subsidiary or (ii) any stockholder of the Corporation, affiliate of such stockholder (other than the Corporation or any of its Subsidiaries) or any partner, member, manager, director, officer, employee or agent of any such stockholder or affiliate, in each case of this clause (ii) who is not an employee of the Corporation or any Subsidiary (any of the foregoing clauses (i) and (ii), a “Specified Party”); provided, however, that the definition of “Excluded Opportunity” does not include, and the Corporation and its Subsidiaries do not hereby renounce any interest or expectancy in, or in being offered an opportunity to participate in, a Corporate Opportunity with respect to a Specified Party who is a director of the Corporation and who is first offered the applicable Corporate Opportunity solely in his or her capacity as a director, officer or employee of the Corporation or any Subsidiary.

C. Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Restated Certificate or the Bylaws of the Corporation, nor, to the fullest extent permitted by Delaware law, any modification of law, shall adversely affect any right or protection of any Specified Party granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification. This Article VII shall not limit any protections or defenses available to, or indemnification rights of, any director or officer of the Corporation under this Restated Certificate, the Bylaws or applicable law.
VIII.
A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, any federal court located in the State of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action: (A) any derivative claim or cause of action brought on behalf of the Corporation; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee, or stockholder of the Corporation to the Corporation or the Corporation’s stockholders; (C) any claim or cause of action arising out of or pursuant to any provision of the DGCL, this Restated Certificate or the Bylaws of the Corporation (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Restated Certificate or the Bylaws of the Corporation (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article VIII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.
B. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act.
IX.
A. Any person or entity holding, owning, or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Restated Certificate.
B. Subject to Sections A and C of Article VI and to the rights of any holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, the Corporation reserves the right to amend, alter, change or repeal, at any time and from time to time, any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, except as provided in Section C of this Article IX, and all rights, preferences and privileges of whatsoever nature conferred upon the stockholders, directors or any other persons whomsoever by and pursuant to this Restated Certificate in its present form or as hereafter amended herein are granted subject to this reservation.
C. Notwithstanding any other provisions of this Restated Certificate or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by law or by this Restated Certificate or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal (whether by merger, consolidation or otherwise) Articles V, VI, VII, VIII and IX.

ANNEX D — AMENDED AND RESTATED BYLAWS
AMENDED AND RESTATED BYLAWS

OF

SOUTH MOUNTAIN MERGER CORP.

(A DELAWARE CORPORATION)
ARTICLE I

OFFICES
Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be as set forth in the Amended and Restated Certificate of Incorporation of the corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”).
Section 2. Other Offices. The corporation may also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors of the corporation (the “Board of Directors”), and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.
ARTICLE II

CORPORATE SEAL
Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. If adopted, the corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.
ARTICLE III

STOCKHOLDERS’ MEETINGS
Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, if any, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law of the State of Delaware (“DGCL”) and Section 14 below.
Section 5. Annual Meetings.
(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and proposals of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors or a duly authorized committee thereof; or (iii) by any stockholder of the corporation who was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed or such nomination or nominations are made, only if such beneficial owner was the beneficial owner of shares of the corporation) at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law, the Certificate of Incorporation and these Bylaws, and as shall have been properly brought before the meeting in accordance with the procedures below.
(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class or series and number of shares of each class or series of capital stock of the corporation that are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, and (5) all other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved and whether or not proxies are being or will be solicited), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the corporation’s proxy statement and associated proxy card as a nominee of the stockholder and to serving as a director if elected); and (B) all of the information required by Section 5(b)(iv) and shall be accompanied by a completed and signed written questionnaire (in the form provided by the Secretary upon written request) with respect to the background and qualification of such nominee and the background of any other person or entity on whose behalf the nomination is being made. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation (as such term is used in any applicable stock exchange listing requirements or applicable law) or on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.
(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14a-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv).
(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the immediately preceding year’s annual meeting of stockholders; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that (A) the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later than the 90th day prior to such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by the corporation or (B) the corporation did not have an annual meeting in the preceding year, notice by the stockholder to be timely must be so received not later than the tenth day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
(iv) The written notice required by Sections 5(b)(i) or 5(b)(ii) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, including, if applicable, such name and address as they appear on the corporation’s books and records; (B) the class, series and number of shares of each class or series of the capital stock of the corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the 1934 Act) by each Proponent (provided, that for purposes of this Section 5(b)(iv), such Proponent shall in all events be deemed to beneficially own all shares of any class or series of capital stock of the corporation as to which such Proponent has a right to acquire beneficial ownership at any time in the future); (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal (and/or the voting of shares of any class or series of capital stock of the corporation) between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation at the time of giving notice, will be entitled to vote at the meeting, and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii)); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i)) or to carry such proposal (with respect to a notice under Section 5(b)(ii)); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous 12 month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.
(c) A stockholder providing the written notice required by Section 5(b)(i) or (ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the determination of stockholders entitled to notice of the meeting and (ii) the date that is five Business Days (as defined below) prior to the meeting and, in the event of any adjournment or postponement thereof, five Business Days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five Business Days after the public announcement of the record date for the determination of stockholders entitled to notice of the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two Business Days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two Business Days prior to such adjourned or postponed meeting.
(d) Notwithstanding anything in Section 5(b)(iii) to the contrary, in the event that the number of directors in an Expiring Class (as defined below) to be elected to the Board of Directors at the next annual meeting is increased and there is no public announcement by the corporation naming all of the nominees for the Expiring Class or specifying the size of the increased Expiring Class at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 and that complies with the requirements in Section 5(b)(i), other than the timing requirements in Section 5(b)(iii), shall also be considered timely, but only with respect to nominees for any new positions in such Expiring Class created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the corporation. For purposes of this section, an “Expiring Class” shall mean a class of directors whose term shall expire at the next annual meeting of stockholders.

(e) A person shall not be eligible for election or re-election as a director at an annual meeting, unless the person is nominated in accordance with either clause (ii) or (iii) of Section 5(a) and in accordance with the procedures set forth in Section 5(b), Section 5(c), and Section 5(d), as applicable. Only such business shall be conducted at any annual meeting of the stockholders of the corporation as shall have been brought before the meeting in accordance with clauses (i), (ii), or (iii) of Section 5(a) and in accordance with the procedures set forth in Section 5(b) and Section 5(c), as applicable. Except as otherwise required by applicable law, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, or that such business shall not be transacted, notwithstanding that proxies in respect of such nomination or such business may have been solicited or received.
(f) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii). Nothing in these Bylaws shall be deemed to affect any rights of holders of any class or series of preferred stock to nominate and elect directors pursuant to and to the extent provided in any applicable provision of the Certificate of Incorporation.
(g) For purposes of Sections 5 and 6,
(i) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”);
(ii) “Business Day” means any day other than Saturday, Sunday or a day on which banks are closed in New York City, New York;
(iii) “close of business” means 6:00 p.m. local time at the principal executive offices of the corporation on any calendar day, whether or not the day is a Business Day;
(iv) “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:
(A) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation;
(B) that otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation;
(C) the effect or intent of which is to mitigate loss, manage risk or benefit from changes in value or price with respect to any securities of the corporation; or
(D) that provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, directly or indirectly, with respect to any securities of the corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation or similar right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member; and

(v) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act or by such other means reasonably designed to inform the public or security holders in general of such information, including, without limitation, posting on the corporation’s investor relations website.
Section 6. Special Meetings.
(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by the Board of Directors.
(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.
(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or a duly authorized committee thereof or (ii) by any stockholder of the corporation who is a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination or nominations are made, only if such beneficial owner was the beneficial owner of shares of the corporation) at the time of giving notice provided for in this paragraph, who is entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Sections 5(b)(i) and 5(b)(iv). In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Sections 5(b)(i) and 5(b)(iv) shall be received by the Secretary at the principal executive offices of the corporation not earlier than 120 days prior to such special meeting and not later than the close of business on the later of the 90th day prior to such meeting or the tenth day following the day on which the corporation first makes a public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
A person shall not be eligible for election or re-election as a director at the special meeting unless the person is nominated either in accordance with clause (i) or clause (ii) of this Section 6(c). Except as otherwise required by applicable law, the chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or if the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nomination may have been solicited or received.
(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c).
Section 7. Notice of Meetings. Except as otherwise provided by applicable law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Such notice shall specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, the record date for determining stockholders entitled to vote at the meeting, if such record date is different from the record date for determining stockholders entitled to notice of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If sent via electronic transmission, notice is given when directed to such stockholder’s electronic mail address unless (a) the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or (b) electronic transmission of such notice is prohibited by applicable law. Notice of the time, place, if any, and purpose of any meeting of stockholders (to the extent required) may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.
Section 8. Quorum and Vote Required. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat and entitled to vote thereon, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.
Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on such matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws or any applicable stock exchange rules, a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws or any applicable stock exchange rules, the affirmative vote of the holders of a majority (plurality, in the case of the election of directors) of the voting power of the shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstention and broker non-votes) on such matter shall be the act of such class or classes or series.
Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote thereon. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed present in person and may vote at such meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders or adjournment thereof, except as otherwise provided by applicable law, only persons in whose names shares of such class or classes or series having voting power stand on the stock records of the corporation on the record date shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.
Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.
Section 12. List of Stockholders. The corporation shall prepare, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number and class of shares registered in the name of each stockholder; provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the meeting date, the list shall reflect all of the stockholders entitled to vote as of the tenth day before the meeting date. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by applicable law.
Section 13. Action without Meeting.
No action shall be taken by the stockholders of the corporation except at an annual or special meeting of stockholders duly called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent.
Section 14. Remote Communication. For the purposes of these Bylaws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:
(a) participate in a meeting of stockholders; and
(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

Section 15. Organization.
(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed, is absent or refuses to act, the Chief Executive Officer, or if no Chief Executive Officer is then serving or the Chief Executive Officer is absent or refuses to act, the President, or, if the President is absent or refuses to act, a chairperson of the meeting designated by the Board of Directors, or, if the Board of Directors does not designate such chairperson, a chairperson of the meeting chosen by a majority of the voting power of the stockholders entitled to vote, present in person or by proxy duly authorized, shall act as chairperson of the meeting of stockholders. The Chairperson of the Board of Directors may appoint the Chief Executive Officer as chairperson of the meeting. The Secretary, or, in his or her absence, an Assistant Secretary or other officer or other person directed to do so by the chairperson of the meeting, shall act as secretary of the meeting.
(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.
ARTICLE IV

DIRECTORS
Section 16. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation.
Section 17. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by the Certificate of Incorporation or the DGCL.
Section 18. Classes of Directors. The directors shall be divided into classes as and to the extent provided in the Certificate of Incorporation, except as otherwise required by applicable law.
Section 19. Vacancies. Vacancies on the Board of Directors shall be filled as provided in the Certificate of Incorporation, except as otherwise required by applicable law.
Section 20. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Board of Directors or the Secretary. Such resignation shall take effect at the time of delivery of the notice or at any later time specified therein. Acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.
Section 21. Removal.
(a) Subject to any rights of any series of preferred stock to remove directors elected by such series of preferred stock, neither the Board of Directors nor any individual director may be removed from office without cause.

(b) Subject to any limitation imposed by applicable law and any rights of any series of preferred stock to remove directors elected by such series of preferred stock, any individual director or the entire Board of Directors may be removed from office with cause by the affirmative vote of the holders of 66 2∕3% of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.
Section 22. Meetings.
(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.
(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware as designated and called by the Chairperson of the Board of Directors, the Chief Executive Officer or the Board of Directors.
(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.
(d) Notice of Special Meetings. Notice of the time and place, if any, of all special meetings of the Board of Directors shall be transmitted orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, postage prepaid, at least three days before the date of the meeting.
(e) Waiver of Notice. Notice of any meeting of the Board of Directors may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.
Section 23. Quorum and Voting.
(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 46 for which a quorum shall be one-third of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation, a quorum of the Board of Directors shall consist of a majority of the total number of directors then serving on the Board of Directors or, if greater, one-third of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation. At any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.
(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by applicable law, the Certificate of Incorporation or these Bylaws.
Section 24. Action without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission. Such consent or consents shall be filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
Section 25. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, or a committee thereof to which the Board of Directors has delegated such responsibility and authority, including, if so approved, by resolution of the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility and authority, a fixed sum and reimbursement of expenses incurred, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors, as well as reimbursement for other reasonable expenses incurred with respect to duties as a member of the Board of Directors or any committee thereof. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.
Section 26. Committees.
(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by applicable law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.
(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by applicable law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.
(c) Term. The Board of Directors, subject to any requirements of any outstanding series of preferred stock and the provisions of subsections (a) or (b) of this Section 26, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.
(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 26 shall be held at such times and places, if any, as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at such place, if any, that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place, if any, of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place, if any, of special meetings of the Board of Directors. Notice of any meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.
Section 27. Duties of Chairperson of the Board of Directors and Lead Independent Director.
(a) The Chairperson of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairperson of the Board of Directors shall perform such other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.
(b) The Chairperson of the Board of Directors, or if the Chairperson is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director to serve until replaced by the Board of Directors (“Lead Independent Director”). The Lead Independent Director will preside over meetings of the independent directors and perform such other duties as may be established or delegated by the Board of Directors.
Section 28. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Lead Independent Director, or if a Lead Independent Director has not been appointed or is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary or other officer, director or other person directed to do so by the person presiding over the meeting, shall act as secretary of the meeting.
ARTICLE V

OFFICERS
Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem appropriate or necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by applicable law, the Certificate of Incorporation or these Bylaws. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors or by a committee thereof to which the Board of Directors has delegated such responsibility.
Section 30. Tenure and Duties of Officers.
(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors or by a committee thereof to which the Board of Directors has delegated such responsibility or, if so authorized by the Board of Directors, by the Chief Executive Officer or another officer of the corporation.
(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and, if a director, at all meetings of the Board of Directors, unless a Chairperson of the Board of Directors or Lead Independent Director has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the corporation and, subject to the supervision, direction and control of the Board of Directors, shall have the general powers and duties of supervision, direction, management and control of the business and officers of the corporation as are customarily associated with the position of Chief Executive Officer. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.
(c) Duties of President. The President shall preside at all meetings of the stockholders and, if a director, at all meetings of the Board of Directors, unless a Chairperson of the Board of Directors , Lead Independent

Director, or Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and, subject to the supervision, direction and control of the Board of Directors, shall have the general powers and duties of supervision, direction, management and control of the business and officers of the corporation as are customarily associated with the position of President. The President shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors (or the Chief Executive Officer, if the Chief Executive Officer and President are not the same person and the Board of Directors has delegated the designation of the President’s duties to the Chief Executive Officer) shall designate from time to time.
(d) Duties of Vice Presidents. A Vice President may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant (unless the duties of the President are being filled by the Chief Executive Officer). A Vice President shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.
(e) Duties of Secretary and Assistant Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts, votes and proceedings thereof in the minute books of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.
(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer, or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer.
(g) Duties of Treasurer and Assistant Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation, shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer or the President. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Treasurer or other officer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Assistant Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.
Section 31. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.
Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.
Section 33. Removal. Any officer may be removed from office at any time, either with or without cause, by the Board of Directors, or by any committee thereof or any superior officer upon whom such power of removal may have been conferred by the Board of Directors.
ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF
SECURITIES OWNED BY THE CORPORATION
Section 34. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute, sign or endorse on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by applicable law or these Bylaws, and such execution or signature shall be binding upon the corporation.
All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall from time to time authorize so to do.
Unless otherwise specifically determined by the Board of Directors or otherwise required by applicable law, the execution, signing or endorsement of any corporate instrument or document may be effected manually, by facsimile or (to the extent permitted by applicable law and subject to such policies and procedures as the corporation may have in effect from time to time) by electronic signature.
Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.
Section 35. Voting of Securities Owned by the Corporation. All stock and other securities of or interests in other corporations or entities owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.
ARTICLE VII

SHARES OF STOCK
Section 36. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificates shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, certifying the number, and the class or series, of shares owned by such holder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.
Section 37. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.
Section 38. Transfers.
(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.
(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.
Section 39. Fixing Record Dates.
(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting, unless the Board of Directors determines, at the time it fixes the record date for determining the stockholders entitled to notice of such meeting, that a later date on or before the date of the meeting shall be the record date for determining the stockholders entitled to vote at such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting in accordance with the provisions of this Section 39(a).
(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.
Section 41. Additional Powers of the Board. In addition to, and without limiting, the powers set forth in these Bylaws, the Board of Directors shall have power and authority to make all such rules and regulations as it shall deem expedient concerning the issue, transfer, and registration of certificates for shares of stock of the corporation, including the use of uncertificated shares of stock, subject to the provisions of the DGCL, other applicable law, the Certificate of Incorporation and these Bylaws. The Board of Directors may appoint and remove transfer agents and registrars of transfers, and may require all stock certificates to bear the signature of any such transfer agent and/or any such registrar of transfers.
ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION
Section 42. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 36), may be signed by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.
ARTICLE IX

DIVIDENDS
Section 43. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.
Section 44. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, determines proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose or purposes as the Board of Directors shall determine to be conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.
ARTICLE X

FISCAL YEAR
Section 45. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.
ARTICLE XI

INDEMNIFICATION
Section 46. Indemnification of Directors, Executive Officers, Employees and Other Agents.
(a) Directors and Executive Officers. The corporation shall indemnify to the full extent permitted under and in any manner permitted under the DGCL or any other applicable law, any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter, a

“Proceeding”), by reason of the fact that such person is or was a director or executive officer (for the purposes of this Article XI, “executive officers” shall be those persons designated by the corporation as (a) executive officers for purposes of the disclosures required in the corporation’s proxy and periodic reports or (b) officers for purposes of Section 16 of the 1934 Act) of the corporation, or while serving as a director or executive officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (collectively, “Another Enterprise”), against expenses (including attorneys’ fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such Proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d) of this Section 46.
(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify (including the power to advance expenses in a manner consistent with subsection (c) of this Section 46) its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person (except executive officers) to such officers or other persons as the Board of Directors shall determine.
(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding, by reason of the fact that such person is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of Another Enterprise, prior to the final disposition of the Proceeding, promptly following request therefor, all expenses (including attorneys’ fees) incurred by any director or executive officer in connection with such Proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 46 or otherwise.
Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (d) of this Section 46, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation in which event this paragraph shall not apply) in any Proceeding, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the Proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.
(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section 46 shall be deemed to be contractual rights, shall vest when the person becomes a director or executive officer of the corporation, shall continue as vested contract rights even if such person ceases to be a director or executive officer of the corporation, and shall be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section 46 to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the fullest extent permitted by applicable law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any Proceeding, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 46 or otherwise shall be on the corporation.
(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section 46 shall not be exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.
(f) Survival of Rights. The rights conferred on any person by this Section 46 shall continue as to a person who has ceased to be a director, executive officer, other officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase and maintain insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 46.
(h) Amendments. Any repeal or modification of this Section 46 shall only be prospective and shall not affect the rights under this Section 46 as in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any Proceeding against any agent of the corporation.
(i) Saving Clause. If this Article XI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Article XI that shall not have been invalidated, or by any other applicable law. If this Article XI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under any other applicable law.
(j) Certain Definitions and Construction of Terms. For the purposes of Article XI of these Bylaws, the following definitions and rules of construction shall apply:
(i) The term “Proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any Proceeding.
(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 46 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.
(iv) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.
(v) References to “Another Enterprise” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 46.
ARTICLE XII

NOTICES
Section 47. Notices.
(a) Notice to Stockholders. Notice to stockholders of stockholder meetings shall be given as provided in Section 7. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by applicable law, written notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by electronic mail or other electronic means.
(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), as otherwise provided in these Bylaws (including by any of the means specified in Section 22(d)), or by overnight delivery service. Any notice sent by overnight delivery service or U.S. mail shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.
(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.
(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.
(e) Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under applicable law or any provision of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.
(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.
ARTICLE XIII

AMENDMENTS
Section 48. Amendments. Subject to the limitations set forth in Section 46(h) or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by applicable law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.
ARTICLE XIV

LOANS TO OFFICERS
Section 49. Loans to Officers. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ANNEX E — BTRS HOLDINGS INC. 2020 EQUITY INCENTIVE PLAN
BTRS HOLDINGS INC.
2020 EQUITY INCENTIVE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: [DATE]
APPROVED BY THE STOCKHOLDERS: [DATE]

E-i

1.	GENERAL.
(a) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.
(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.
(c) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.
2.	SHARES SUBJECT TO THE PLAN.
(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [   ] shares of Common Stock (equal to ten percent (10%) of the total number of issued and outstanding shares of Common Stock immediately after the consummation of the transactions contemplated by the Business Combination Agreement). In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to four percent (4%) of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.
(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [   ] shares (equal to three hundred percent (300%) of the total number of shares of Common Stock initially reserved for issuance under Section 2(a)).
(c) Share Reserve Operation.
(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.
(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.
(iii) Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

(d) Earnout RSU Share Reserve. An additional 1,100,000 shares of Common Stock, subject to any adjustments as necessary to implement any Capitalization Adjustments, shall be reserved under this Plan to be used exclusively for the grant of Earnout RSUs (as defined in the Business Combination Agreement) pursuant to the terms and conditions of the Business Combination Agreement and may be used solely for such purpose (the “Earnout RSU Share Reserve”). The shares of Common Stock issuable under any Earnout RSUs that may be awarded under this Section 2(d) shall be in addition to and shall not reduce the Share Reserve, provided that Earnout RSUs shall constitute Awards under this Plan for all other relevant purposes. The shares of Common Stock underlying any Earnout RSUs that are forfeited, canceled, held back upon exercise of an Earnout RSU or settlement of an Earnout RSU to cover the exercise price or tax withholding, reacquired or repurchased by the Company, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise) shall be added back to the shares available for grant under this Section 2(d), but shall not be added back to the Share Reserve.
3.	ELIGIBILITY AND LIMITATIONS.
(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.
(b) Specific Award Limitations.
(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).
(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).
(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.
(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.
(c) Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).
(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such Annual Period, $1,000,000 in total value, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the first calendar year that begins following the Effective Date.
4.	OPTIONS AND STOCK APPRECIATION RIGHTS.
Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.
(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.
(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:
(i) by cash or check, bank draft or money order payable to the Company;
(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;
(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;
(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or
(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.
(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:
(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.
(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.
(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.
(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.
(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):
(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);
(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;
(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or
(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).
Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.
(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).
(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.
(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.
5.	AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.
(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(i) Form of Award.
(1) RSAs: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.
(2) RSUs: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company's unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).
(ii) Consideration.
(1) RSA: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.
(2) RSU: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the

Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.
(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.
(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.
(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement).
(vi) Settlement of RSU Awards. A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.
(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.
(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.
6.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.
(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan, including the Earnout RSU Share Reserve, and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(a); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.
(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.
(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.
(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.
(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement or unless otherwise provided by the Board, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction. With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction.
(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.
(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.
(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.
(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
7.	ADMINISTRATION.
(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.
(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i) To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.
(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.
(iii) To settle all controversies regarding the Plan and Awards granted under it.
(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.
(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.
(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(viii) To submit any amendment to the Plan for stockholder approval.
(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.
(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).
(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.
(c) Delegation to Committee.
(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.
(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.
(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
(e) Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs

(and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.
8.	TAX WITHHOLDING.
(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agree to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.
(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.
(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.
(d) Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.
9.	MISCELLANEOUS.
(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.
(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.
(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.
(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.
(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.
(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.
(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.
(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.
(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.
(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company's or any Affiliate's employee benefit plans.
(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals by will be made in accordance with the requirements of Section 409A.
(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.
(o) Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.
10.	COVENANTS OF THE COMPANY.
(a) Compliance with Law. The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.
11.	ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.
(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.
(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.
(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.
(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.
(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).
(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.
(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:
(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.
(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.
(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.
(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.
(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.
(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.
(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.
(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the

Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.
(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:
(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.
(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).
(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.
(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.
12.	SEVERABILITY.
If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.
13.	TERMINATION OF THE PLAN.
The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.
14.	DEFINITIONS.
As used in the Plan, the following definitions apply to the capitalized terms indicated below:
(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.
(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.
(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means shall mean any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).
(e) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).
(f) “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.
(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.
(h) “Business Combination Agreement” means that certain Business Combination Agreement, dated as of October 18, 2020, by and among South Mountain Merger Corp., a Delaware corporation, BT Merger Sub I, Inc., a Delaware corporation, BT Merger Sub II, a Delaware limited liability company, and Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation.
(i) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(j) “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (ii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iii) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (iv) such Participant’s gross or willful misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.
(k) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; provided, however, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, also constitutes a Section 409A Change in Control:
(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;
(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or
(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.
Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.
(l) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(m) “Committee” means the Compensation Committee and any other committee of Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.
(n) “Common Stock” means the Class 1 common stock of the Company.
(o) “Company” means BTRS Holdings Inc., a Delaware corporation.
(p) “Compensation Committee” means the Compensation Committee of the Board.
(q) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
(r) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the

Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).
(s) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;
(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;
(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(t) “Director” means a member of the Board.
(u) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.
(v) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.
(w) “Effective Date” means [   ].
(x) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(y) “Employer” means the Company or the Affiliate of the Company that employs the Participant.
(z) “Entity” means a corporation, partnership, limited liability company or other entity.
(aa) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(bb) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the

Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.
(cc) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:
(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.
(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.
(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.
(dd) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).
(ee) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.
(ff) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.
(gg) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant's rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.
(hh) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(ii) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, (ii) the terms of any Non-Exempt Severance Agreement.
(jj) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.
(kk) “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.
(ll) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.
(mm) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.
(nn) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.
(oo) “Option Agreement” means a written agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.
(pp) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.
(qq) “Other Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 5(c).
(rr) “Other Award Agreement” means a written agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.
(ss) “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
(tt) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.
(uu) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.
(vv) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any measure of performance selected by the Board.
(ww) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a

Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.
(xx) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.
(yy) “Plan” means this BTRS Holdings Inc. 2020 Equity Incentive Plan, as amended from time to time.
(zz) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.
(aaa) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).
(bbb) “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.
(ccc) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(ddd) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.
(eee) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(fff) “RSU Award Agreement” means a written agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(ggg) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.
(hhh) “Rule 405” means Rule 405 promulgated under the Securities Act.
(iii) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.
(jjj) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).
(kkk) “Securities Act” means the Securities Act of 1933, as amended.
(lll) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).
(mmm) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.
(nnn) “SAR Agreement” means a written agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.
(ooo) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.
(ppp) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.
(qqq) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain "window" periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.
(rrr) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.
(sss) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

ANNEX F — BTRS HOLDINGS INC. 2020 EMPLOYEE STOCK PURCHASE PLAN
BTRS Holdings Inc.
2020 Employee Stock Purchase Plan
Adopted by the Board of Directors: [DATE]
Approved by the Stockholders: [DATE]
1.	General; Purpose.
(a) The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.
(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.
2.	Administration.
(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).
(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).
(ii) To designate from time to time which Related Corporations of the Company will be eligible to participate in the Plan.
(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.
(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.
(v) To suspend or terminate the Plan at any time as provided in Section 12.
(vi) To amend the Plan at any time as provided in Section 12.
(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.
(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside the United States.
(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references to the Board in this Plan and in any applicable Offering Document will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.
(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
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3.
Shares of Common Stock Subject to the Plan.
(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [    ] shares of Common Stock (equal to one percent (1%) of the total number of issued and outstanding shares of Common Stock immediately after the consummation of the transactions contemplated by the Business Combination Agreement) (the “Initial Share Reserve”), plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to the lesser of (i) one percent (1.0%) of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (ii) [    ] shares of Common Stock (equal to two hundred percent (200%) of the Initial Share Reserve). Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.
(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.
(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.
4.	Grant of Purchase Rights; Offering.
(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.
(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.
(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.
5.	Eligibility.
(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.
(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person
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becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:
(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;
(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and
(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.
(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.
(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.
(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.
6.	Purchase Rights; Purchase Price.
(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.
(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.
(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.
(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:
(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or
(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.
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7.	Participation; Withdrawal; Termination.
(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first practicable payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash or check prior to a Purchase Date.
(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.
(c) Unless otherwise required by applicable law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual as soon as practicable all of his or her accumulated but unused Contributions.
(d) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.
(e) Unless otherwise specified in the Offering or required by applicable law, the Company will have no obligation to pay interest on Contributions.
8.	Exercise of Purchase Rights.
(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.
(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by applicable law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest.
(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such
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compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 6 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all applicable laws, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.
9.	Covenants of the Company.
The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.
10.	Designation of Beneficiary.
(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.
(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions without interest (unless the payment of interest is otherwise required by applicable law) to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
11.	Adjustments upon Changes in Common Stock; Corporate Transactions.
(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.
(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock within ten business days prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.
12.	Amendment, Termination or Suspension of the Plan.
(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements.
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(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.
(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.
Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.
13.	Effective Date of Plan.
The Plan will become effective on [    ]. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.
14.	Miscellaneous Provisions.
(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.
(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).
(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.
(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflict of laws rules.
15.	Definitions.
As used in the Plan, the following definitions will apply to the capitalized terms indicated below:
(a) “Board” means the Board of Directors of the Company.
(b) “Business Combination Agreement” means that certain Business Combination Agreement, dated as of October 18, 2020, by and among South Mountain Merger Corp., a Delaware corporation, BT Merger Sub I, Inc., a Delaware corporation, BT Merger Sub II, a Delaware limited liability company, and Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation.
(c) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.
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(d) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(e) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(f) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).
(g) “Common Stock” means the Class 1 common stock of the Company.
(h) “Company” means BTRS Holdings Inc., a Delaware corporation.
(i) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.
(j) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;
(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;
(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(k) “Director” means a member of the Board.
(l) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.
(m) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(n) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.
(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.
(p) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:
(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the
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greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.
(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws and in a manner that complies with Sections 409A of the Code.
(q) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.
(r) “Offering Date” means a date selected by the Board for an Offering to commence.
(s) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.
(t) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.
(u) “Plan” means this BTRS Holdings Inc. 2020 Employee Stock Purchase Plan, as amended from time to time.
(v) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.
(w) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.
(x) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.
(y) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.
(z) “Securities Act” means the Securities Act of 1933, as amended.
(aa) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.
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ANNEX G — FORM OF BILLTRUST STOCKHOLDER SUPPORT AGREEMENT
STOCKHOLDER SUPPORT AGREEMENT
This Stockholder Support Agreement (this “Agreement”), dated as of October [•], 2020, is entered into by and among South Mountain Merger Corp., a Delaware corporation (“SMMC”), BT Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of SMMC (“First Merger Sub”) and BT Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of SMMC (“Second Merger Sub”) and [•], a [•] (the “Stockholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, concurrently herewith, SMMC, Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (the “Company”), First Merger Sub and Second Merger Sub are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (i) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary (the “Initial Surviving Corporation”) of SMMC, (ii) following consummation of the First Merger, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (the “Surviving Entity”) and (iii) by virtue of the Mergers, former stockholders of the Company will receive newly issued shares of SMMC Class A Common Stock and/or cash;
WHEREAS, as of the date hereof, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote [[•] shares of Company Common Stock] [and] [[•] shares of Company Series [•] Preferred Stock] (the “Owned Shares”; the Owned Shares and any additional shares of Company Stock (as defined below) (or any securities convertible into or exercisable or exchangeable for Company Stock) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);
WHEREAS, as a condition and inducement to the willingness of SMMC, First Merger Sub and Second Merger Sub to enter into the Business Combination Agreement, the Company and the Stockholder are entering into this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SMMC, First Merger Sub, Second Merger Sub and the Stockholder hereby agree as follows:
1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 3 and to the last paragraph of this Section 1, the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to, validly execute and deliver to the Company, on (or effective as of) the third (3rd) Business Day following the date that the Consent Solicitation Statement included in the Registration Statement is disseminated by the Company to the Company’s stockholders (following the date that the Registration Statement becomes effective), the written consent in the form attached hereto as Exhibit A in respect of all of the Stockholder’s Covered Shares. In addition, subject to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:
(a) if and when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the Mergers and the adoption of the Business Combination Agreement and any other matters necessary or reasonably requested by the Company for consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement, including any actions necessary to effectuate the Company Preferred Stock Conversion; and
(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares against any Company Acquisition Proposal and any other action that (i) would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Mergers or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement that (ii) would result in the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03 of the Business Combination Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement or (iii) would reasonably be expected to result in a breach of Section 7.12 of the Business Combination Agreement.
The obligations of the Stockholder specified in this Section 1 shall apply whether or not the Mergers or any action described above is recommended by the Company Board or the Company Board has effected a Company Modification in Recommendation; provided, however, that in the event the Company Board effects a Company Modification in Recommendation in compliance with Section 7.03 of the Business Combination Agreement: the obligations of the Stockholder under Section 1 shall be limited to the number of shares of Company Shares held by such Stockholder, rounded down to the nearest whole share, equal to the product of (a) such Stockholder’s Pro Rata Share (as defined below) multiplied by (b) the Subject Company Capital Stock (as defined below) (such amount, the “Subject Shares”); provided that all other obligations and restrictions contained in this Agreement, shall continue to apply to all of the Covered Shares. For the avoidance of doubt, if a Company Modification in Recommendation occurs then, notwithstanding any other obligations hereunder, the Stockholder shall be expressly permitted to vote its Covered Shares that are not Subject Shares and to grant or appoint any Person as its proxy and attorney-in fact with respect to its Covered Shares that are not Subject Shares, in each case, in its sole discretion with respect to the matters set forth in Section 1. For purposes of this Agreement, (i) the “Subject Company Capital Stock” shall mean the total number of shares of Company Shares outstanding as of the record date of the applicable stockholder meeting multiplied by 0.35 and (ii) the Stockholder’s “Pro Rata Share” shall mean the quotient of (A) the number of Covered Shares held by the Stockholder, divided by (B) the sum of (1) the number of Covered Shares held by the Stockholder, plus (2) the number of Company Shares or any securities convertible into or exercisable held by all of the other holders of Company Shares that are subject to the Stockholder Support Agreements, in the aggregate. “Person” shall mean individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
2. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.
3. Termination. This Agreement shall automatically terminate, without any notice or other action by any party, be void ab initio and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) the Effective Time, (ii) the termination of the Business Combination Agreement in accordance with its terms, (iii) the time this Agreement is terminated upon the mutual written agreement of SMMC, First Merger Sub, Second Merger Sub and the Stockholder, or (iv) the election of the Stockholder in its sole discretion to terminate this Agreement following any material modification or amendment to, or the waiver of any provision of, the Business Combination Agreement, as in effect on the date hereof, that reduces the amount or changes the form of consideration payable to the Stockholder, (in each case, without the Stockholder’s prior written consent); provided, however, that a Cash Election or a Stock Election made by the Stockholder in accordance with the Business Combination

Agreement shall not constitute such a reduction or change (the earliest such date under clause (i), (ii), (iii) and (iv) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 10 to 23 shall survive the termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Breach of this Agreement prior to such termination.
4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to SMMC, First Merger Sub and Second Merger Sub as to itself as follows:
(a) The Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Owned Shares, free and clear of Liens other than as created by this Agreement and Permitted Liens. As of the date hereof, other than the Owned Shares and any other shares of capital stock of the Company that become Covered Shares that the Stockholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 6.01(b)(ii) of the Business Combination Agreement, the Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company).
(b) The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement other than that certain Fourth Amended and Restated Voting, Right of First Refusal and Co-Sale Agreement, dated as of May 22, 2017, as amended, by and among the Company and the other parties thereto (the “Voting Agreement”) and that certain the Fourth Amended and Restated Investors’ Rights Agreement, dated as of May 22, 2017, by and among the Company and other parties thereto (the “IRA”) (provided, however that the Stockholder hereby agrees to consent to the termination of each of the Voting Agreement and IRA at or prior to the Closing), (iii) has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.
(c) The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by the Stockholder of this Agreement, the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).
(e) The execution, delivery and performance of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on the Covered Shares (other than Permitted Liens) pursuant to any contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, loss, acceleration, Lien or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).
(f) As of the date of this Agreement, there is no action, proceeding or, to the Stockholder’s knowledge, investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement.
(g) The Stockholder understands and acknowledges that SMMC, First Merger Sub and Second Merger Sub are entering into the Business Combination Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.
(h) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which SMMC, First Merger Sub, Second Merger Sub or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of the Stockholder, on behalf of the Stockholder, other than, for the avoidance of doubt, the Company’s engagement of any investment banker, broker, finder or other intermediary as set forth in the Company Disclosure Schedule.
5. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:
(a) The Stockholder hereby agrees not to, directly or indirectly, prior to the Termination Date authorize or encourage any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Company Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. The Stockholder shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, a Company Acquisition Proposal.
(b) The Stockholder hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the Mergers, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any contract or option with respect to the Transfer of any of the Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to SMMC, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 5(b) shall not relieve the Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 5(b) with respect to the Stockholder’s Covered Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Stockholder.
(c) The Stockholder agrees to execute and deliver such documentation as may be reasonably necessary or reasonably requested to terminate, effective upon and contingent upon the Closing, any Company Affiliate Agreement to which the Stockholder is a party that is contemplated to be terminated in connection with the transactions contemplated by the Business Combination Agreement.

(d) The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.
6. Further Assurances. From time to time, at SMMC’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. The Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any action or claim, derivative or otherwise, against SMMC, First Merger Sub or Second Merger Sub or their respective Affiliates, the Sponsor, the Company or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Business Combination Agreement (including the Per Share Stock Consideration and the Per Share Cash Consideration) or the consummation of the transactions contemplated hereby and thereby.
7. Disclosure. The Stockholder hereby authorizes the Company and SMMC to publish and disclose in any announcement or disclosure to the extent required by law, rule or regulation by the SEC the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and SMMC have provided the Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and SMMC will consider in good faith.
8. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by SMMC, First Merger Sub, Second Merger Sub and the Stockholder.
10. Waiver. Any party to this Agreement may, at any time prior to the Termination Date, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 9 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.
11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):
if to the Stockholder, to it at:
[•]
[•]
[•]
Attn:	[•]
E-mail:	[•]

with a copy (which shall not constitute notice) to:
[•]
[•]
[•]
Attn:	[•]
[•]
E-mail:
[•]
[•]
if to SMMC, to it at:
South Mountain Merger Corp.
767 Fifth Avenue,
9th Floor New York, NY 10153
Attn: [•]
E-mail: [•]
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10023
Attn:	Jeffrey D. Marell
Michael Vogel
E-mail:	jmarell@pauweiss.com
mvogel@paulweiss.com
12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in SMMC any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and SMMC shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.
13. Entire Agreement. This Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).
14. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of SMMC, First Merger Sub and Second Merger Sub in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, that the Company shall be an express third party beneficiary with respect to Section 4, Section 5(b), Section 5(c) and Section 7 hereof.

15. Governing Law and Venue; Service of Process; Waiver of Jury Trial.
(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
(b) All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties irrevocably submits to the exclusive jurisdiction of each of the aforementioned courts in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 15.
(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
16. Assignment; Successors. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 16 shall be null and void, ab initio.
17. Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, the Stockholder acknowledges that it has read the Investment Management Trust Agreement, dated June 19, 2019, by and between the SMMC and Continental Stock Transfer & Trust Company, and understands that the SMMC has established the trust account described therein (the “Trust Account”) for the benefit of the SMMC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Holder further acknowledges and agrees that SMMC’s sole assets consist of the cash proceeds of SMMC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. Accordingly, Stockholder on behalf of itself and its affiliates hereby irrevocably waives any claim that arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SMMC or its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, “Representatives”), on the one hand, and Stockholder or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability that Stockholder or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SMMC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SMMC or its affiliates). Stockholder agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SMMC and its affiliates to induce SMMC to enter in this Agreement, and Stockholder further intends and understands such waiver to be valid, binding and enforceable against Stockholder and its affiliates under applicable law. To the extent Stockholder or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SMMC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SMMC or its Representatives, Stockholder hereby acknowledges and agrees that Stockholder’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Stockholder or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Stockholder or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SMMC or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the public stockholders of SMMC, whether in the form of money damages or injunctive relief, SMMC and its Representatives, as applicable, shall be entitled to recover from

Stockholder and its affiliates the associated legal fees and costs in connection with any such action, in the event SMMC or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Agreement.
18. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the SMMC, First Merger Sub, Second Merger Sub or the Stockholder under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
19. Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including the Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 19 shall not be required to provide any bond or other security in connection with any such injunction.
20. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
21. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.
22. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
23. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions or inactions of any affiliate, representative, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer, director or fiduciary of the Company or any of its Subsidiaries or any other Person.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.
SOUTH MOUNTAIN MERGER CORP.

By:
Name:
Title:
BT MERGER SUB I, INC.

By:
Name:
Title:
BT MERGER SUB II, LLC

By:
Name:
Title:
[Signature Page to Stockholder Support Agreement]

[•]
By:
Name:
Title:
[Signature Page to Stockholder Support Agreement]

Exhibit A
WRITTEN CONSENT
IN LIEU OF A
MEETING OF STOCKHOLDERS
OF
FACTOR SYSTEMS, INC. (D/B/A BILLTRUST)
OCTOBER [•], 2020
The undersigned (the “Stockholder”), being the holder of shares of [Company Common Stock] [and] [Series [•] preferred stock] of [•], Inc., a Delaware corporation, (the “Company”), acting pursuant to Section 228(a) and Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby irrevocably consent to the adoption of the following resolutions in lieu of a meeting with respect to [all of the shares of [Company Common Stock] [and] [Series [•] Preferred Stock] of the Company held by the Stockholder][only a number of shares of [Company Common Stock] [and] [Series [•] Preferred Stock] of the Company held by the Stockholder equal to [•]% of the issued and outstanding shares of Company Common Stock (treated as Company Common Stock on an “as converted basis”)], effective as of the date set forth opposite the Stockholder’s name on the signature page hereto:
BUSINESS COMBINATION AGREEMENT
WHEREAS, the Company has entered into a Business Combination Agreement, dated as of October [•], 2020 (the “Business Combination Agreement”), by and among the Company, South Mountain Merger Corp., a Delaware corporation (“SMMC”), BT Merger Sub I, Inc., a Delaware corporation (“First Merger Sub”), and BT Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), a copy of which has been provided to the undersigned Stockholder (capitalized terms used herein without definition shall have the respective meaning ascribed to them in the Business Combination Agreement);
WHEREAS, pursuant to the Business Combination Agreement, upon the terms and subject to the conditions set forth therein, (i) First Merger Sub will merge with and into Company (the “First Merger”), with Company surviving the First Merger as a wholly owned subsidiary (the “Initial Surviving Corporation”) of SMMC, (ii) following consummation of the First Merger, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (the “Surviving Entity”) and (iii) by virtue of the Mergers, former stockholders of Company will receive newly issued shares of SMMC Class A Common Stock and/or cash;
WHEREAS, the Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Business Combination Agreement and to consummate the transactions contemplated thereby, including the Mergers, (ii) approved the Business Combination Agreement and the execution, delivery and performance thereof and the consummation of the transactions contemplated thereby, including the Mergers, upon the terms and subject to the conditions set forth in the Business Combination Agreement and (iii) subject to Section 7.03 of the Business Combination Agreement, resolved to recommend the adoption of the Business Combination Agreement and the approval of the transactions contemplated thereby, including the Mergers, by the holders of the shares of the Company Common Stock and Company Preferred Stock, upon the terms and subject to the conditions set forth therein; and
WHEREAS, (i) the written consent or affirmative vote in favor of the approval and adoption of the Business Combination Agreement by (i) the holders of a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock (treated as Company Common Stock on an “as converted basis”), voting together as a single class, is required pursuant to Section 251 of the DGCL, (ii) the holders of at least seventy-eight percent (78%) of the outstanding shares of Company Preferred Stock, voting together as a single class, is required pursuant to Sections 3.3.6(a) and 5.1 of the Fifth Amended and Restated Certificate of Incorporation of the Company, dated as of May 22, 2017 (as amended to date, the “5th A&R Charter”) and (iii) the holders of a majority of the outstanding shares of Series E Preferred Stock, voting together as a single class, is required pursuant to Section 5.1 of the 5th A&R Charter, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement; now, therefore, be it

RESOLVED, that the Business Combination Agreement and the transactions contemplated thereby, including the Mergers and the Company Preferred Stock Conversion, are hereby adopted and approved in all respects, and the undersigned Stockholder hereby votes [all of the shares of [Company Common Stock] [and] [Series [•] Preferred Stock] of the Company held by the Stockholder][only a number of shares of [Company Common Stock] [and] [Series [•] Preferred Stock] of the Company held by the Stockholder equal to [•]% of the issued and outstanding shares of Company Common Stock (on an “as converted basis”)] in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby, including the Mergers and the Company Preferred Stock Conversion, in each case, in accordance with the 5th A&R Charter; and
FURTHER RESOLVED, that the undersigned Stockholder hereby waives any and all irregularities of notice, with respect to the time and place of meeting, and consents to the transaction of all business represented by this written consent.
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Signature page follows.]

ANNEX H — FORM OF SOUTH MOUNTAIN STOCKHOLDER SUPPORT AGREEMENT
STOCKHOLDER SUPPORT AGREEMENT
This Stockholder Support Agreement (this “Agreement”), dated as of October ___, 2020, is entered into by and among Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (the “Company”), and [ ] (the “Stockholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, concurrently herewith, South Mountain Merger Corp., a Delaware corporation (“SMMC”), the Company, BT Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of SMMC (“First Merger Sub”) and BT Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of SMMC (“Second Merger Sub”) are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (i) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary (the “Initial Surviving Corporation”) of SMMC, (ii) following consummation of the First Merger, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (the “Surviving Entity”) and (iii) by virtue of the Mergers, former stockholders of the Company will receive newly issued shares of SMMC Class A Common Stock and/or cash;
WHEREAS, as of the date hereof, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote [•] shares of SMMC Class A Common Stock (the “Owned Shares”; the Owned Shares and any additional shares of SMMC Class A Common Stock (as defined below) (or any securities convertible into or exercisable or exchangeable for SMMC Class A Common Stock) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”); and
WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Business Combination Agreement, the Company and the Stockholder are entering into this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and the Stockholder hereby agree as follows:
1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 3 and to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of SMMC, irrevocably and unconditionally agrees that, at the SMMC Stockholders’ Meeting or any other meeting of the stockholders of SMMC (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:
(a) if and when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;
(b) vote, or cause to be voted at such meeting, all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of each of the SMMC Proposals and any other matters necessary or reasonably requested by SMMC for consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement, including any actions necessary to effectuate the matters contemplated by the SMMC Proposals; and
(c) vote or cause to be voted at such meeting, all of the Stockholder’s Covered Shares against any SMMC Acquisition Proposal and any other action that (i) would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Mergers or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of SMMC under the Business Combination Agreement, (ii) would result in the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03 of the Business Combination Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement or (iii) would reasonably be expected to result in a breach of Section 7.12 of the Business Combination Agreement.
The obligations of the Stockholder specified in this Section 1 shall apply whether or not the Mergers or any action described above is recommended by the SMMC Board or the SMMC Board has effected a SMMC Modification in Recommendation.
2. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.
3. Termination. This Agreement shall automatically terminate, without any notice or other action by any party, be void ab initio and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) the Effective Time, (ii) the termination of the Business Combination Agreement in accordance with its terms, (iii) the time this Agreement is terminated upon the mutual written agreement of the Company and the Stockholder, or (iv) the election of the Stockholder in its sole discretion to terminate this Agreement following any material modification or amendment to, or the waiver of any provision of, the Business Combination Agreement, as in effect on the date hereof, that increases the amount or changes the form of consideration payable by SMMC to the Company Stockholders, (in each case, without the Stockholder’s prior written consent); provided, however, that a Cash Election or a Stock Election made by any of the Company Stockholders in accordance with the Business Combination Agreement shall not constitute such an increase or change (the earliest such date under clause (i), (ii), (iii) and (iv) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 10 to 22 shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Breach of this Agreement prior to such termination.
4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as to itself as follows:
(a) The Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than as created by this Agreement and Permitted Liens. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any shares of capital stock of SMMC (or any securities convertible into shares of capital stock of SMMC).
(b) The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.
(c) The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the

Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by the Stockholder of this Agreement, the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).
(e) The execution, delivery and performance of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on the Covered Shares (other than Permitted Liens) pursuant to any contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 0, under any applicable Law to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, loss, acceleration, Lien or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).
(f) As of the date of this Agreement, there is no action, proceeding or, to the Stockholder’s knowledge, investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement.
(g) The Stockholder understands and acknowledges that the Company is entering into the Business Combination Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.
(h) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which SMMC, First Merger Sub, Second Merger Sub or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of the Stockholder, on behalf of the Stockholder, other than, for the avoidance of doubt, SMMC’s engagement of any investment banker, broker, finder or other intermediary as set forth in the SMMC Disclosure Schedule.
5. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:
(a) The Stockholder hereby agrees not to, directly or indirectly, prior to the Termination Date authorize or knowingly permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a SMMC Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person (as defined below) concerning a possible SMMC Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a SMMC Acquisition Proposal. The Stockholder shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, a SMMC Acquisition Proposal. For purposes of this Agreement, “Person” shall mean individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
(b) The Stockholder hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the Mergers, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any contract or option with respect to the Transfer of any of the Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 5(b) shall not relieve the Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 5(b) with respect to the Stockholder’s Covered Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Stockholder.
(c) The Stockholder hereby authorizes SMMC to maintain a copy of this Agreement at either the executive office or the registered office of SMMC.
6. Further Assurances. From time to time, at the Company’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. The Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any action or claim, derivative or otherwise, against the Company, Sponsor, SMMC, First Merger Sub or Second Merger Sub, or their respective Affiliates or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Business Combination Agreement or the consummation of the transactions contemplated hereby and thereby.
7. Disclosure. The Stockholder hereby authorizes SMMC and the Company to publish and disclose in any disclosure required by the SEC the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that prior to any such disclosure SMMC and the Company have provided the Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments SMMC and the Company will consider in good faith.
8. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in SMMC’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Company and the Stockholder.
10. Waiver. Any party to this Agreement may, at any time prior to the Termination Date, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 9 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):
if to the Stockholder, to it at:

[ ]
Attn:	[ ]
E-mail:	[ ]

if to the Company, to it at:

Factor Systems, Inc. (d/b/a Billtrust)
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648
Attn:	Flint A. Lane
E-mail:	flane@billtrust.com

Cooley LLP
500 Boylston Street
14th Floor
Boston, MA 02116
Attn:	Nicole Brookshire, Miguel J. Vega
E-mail:	nbrookshire@cooley.com and mvega@cooley.com
12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and the Company shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of SMMC or exercise any power or authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.
13. Entire Agreement. This Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement).
14. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, that SMMC shall be an express third party beneficiary with respect to Section 4, Section 5(b), Section 5(c) and Section 7 hereof.

15. Governing Law and Venue; Service of Process; Waiver of Jury Trial.
(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
(b) All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties irrevocably submits to the exclusive jurisdiction of each of the aforementioned courts in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 15.
(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
16. Assignment; Successors. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 16 shall be null and void, ab initio.
17. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or the Stockholder under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
18. Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including the Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, without proof of damages, prior to the valid termination of this Agreement, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 18 shall not be required to provide any bond or other security in connection with any such injunction.

19. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
20. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.
21. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
22. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of SMMC, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions or inactions of any affiliate, representative, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer, director or fiduciary of SMMC or any other Person.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.
FACTOR SYSTEMS, INC. (D/B/A BILLTRUST)

By:
Name:
Title:

[STOCKHOLDER PARTY]

By:
Name:
Title:

ANNEX I – FORM OF NON-REDEMPTION AGREEMENT
This NON-REDEMPTION AGREEMENT (this “Non-Redemption Agreement”) is entered into this ____ day of October, 2020, by and between South Mountain Merger Corp., a Delaware corporation (“SMMC”), Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (the “Company”) and the undersigned (“Holder” or “you”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Business Combination Agreement (as defined below).
WHEREAS, as of the date hereof, Holder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and has the sole power to dispose of (or sole power to cause the disposition of) the number of shares of SMMC Class A Common Stock (the “Acquiror Shares”) set forth on Holder’s signature page hereto (such Acquiror Shares, together with any other Acquiror Shares acquired by Holder or with respect to which Holder otherwise becomes entitled to exercise dispositive power during the Restricted Period, the “Covered Shares”); and
WHEREAS, SMMC, BT Merger Sub I, Inc., a Delaware corporation (“First Merger Sub”), BT Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and the Company, will, immediately following the execution of this Non-Redemption Agreement, enter into that certain Business Combination Agreement, dated as of [•], 2020 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, inter alia, (i) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary (the “Initial Surviving Corporation”) of SMMC and (ii) following consummation of the First Merger, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub being the surviving entity of the Second Merger (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”); and
WHEREAS, pursuant to Article IX and Section 9.2 of the SMMC Certificate of Incorporation, SMMC shall provide all holders of SMMC Class A Common Stock with the opportunity to have their SMMC Class A Common Stock redeemed upon the consummation of the Transactions (the “Redemption Right”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, each of the parties hereto hereby agrees as follows:
1. No Redemption.
1.1 No Redemption. Holder hereby unconditionally and irrevocably agrees that Holder shall not, and shall cause its Affiliates not to, elect to redeem or tender or submit for redemption any of the Covered Shares pursuant to or in connection with Holder’s Redemption Right, a stockholder vote with respect to an amendment to the SMMC Certificate of Incorporation or otherwise (a “Redemption Election”).
2. Representations, Warranties and Agreements.
2.1 Holder’s Representations, Warranties and Agreements. Holder hereby represents and warrants to SMMC and acknowledges and agrees with SMMC as follows:
2.1.1 If Holder is not an individual, Holder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Non-Redemption Agreement. If Holder is an individual, Holder has the authority to enter into, deliver and perform its obligations under this Non-Redemption Agreement.
2.1.2 This Non-Redemption Agreement has been duly authorized (if Holder is not an individual), validly executed and delivered by Holder. If Holder is an individual, Holder has legal competence and capacity to execute the same. This Non-Redemption Agreement is enforceable against Holder in accordance with its terms, subject to the Remedies Exceptions.
2.1.3 The execution, delivery and performance by Holder of this Non-Redemption Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Holder or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Holder or any of its subsidiaries is a party or by which Holder or any of its subsidiaries is bound or to which any of the property or assets of Holder or any of its subsidiaries is subject, including any other agreement to which both SMMC and the Holder are a party, which would reasonably be expected to have a material adverse effect on the legal authority of Holder to enter into and timely perform its obligations under this Non-Redemption Agreement (a “Holder Material Adverse Effect”), (ii) if Holder is not an individual, result in any violation of the provisions of the organizational documents of Holder or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Holder or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Holder Material Adverse Effect.
2.1.4 Holder’s signature page hereto sets forth the number of Covered Shares over which Holder has beneficial ownership as of the date hereof. As of the date hereof, Holder is the lawful owner of the Covered Shares denoted as being owned by Holder on the signature page hereto and has the sole power to vote or dispose (or sole power to direct the voting or disposal of) such Covered Shares. Holder has good and valid title to the Covered Shares denoted as being owned by Holder on the signature page hereto, free and clear of any and all Liens other than those created or permitted by this Non-Redemption Agreement and those imposed by applicable law, including federal and state securities laws. Except for the Covered Shares denoted on the signature page hereto, as of the date of this Non-Redemption Agreement, Holder is not a beneficial owner or record holder of any (i) equity securities of SMMC, (ii) securities of SMMC having the right to vote on any matters on which the holders of equity securities of SMMC may vote or which are convertible into or exchangeable for, at any time, equity securities of SMMC or (iii) options or other rights to acquire from SMMC any equity securities or securities convertible into or exchangeable for equity securities of SMMC except as contemplated by the Business Combination Agreement.
2.1.5 Holder understands and acknowledges that SMMC is entering into the Business Combination Agreement in reliance upon the execution and delivery of this Non-Redemption Agreement by Holder.
2.1.6 Holder (i) has not entered into any voting agreement or voting trust with respect to Holder’s Covered Shares inconsistent with Holder’s obligations pursuant to this Non-Redemption Agreement, (ii) has not granted a proxy, a consent or power of attorney with respect to Holder’s Covered Shares and (iii) has not entered into any agreement or taken any action that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its obligations under this Non-Redemption Agreement.
2.1.7 There is no Action pending against Holder or, to the knowledge of Holder, threatened against Holder that challenges the beneficial or record ownership of Holder’s Covered Shares, the validity of this Non-Redemption Agreement or the performance by Holder of its obligations under this Non-Redemption Agreement.
2.2 SMMC’s Representations, Warranties and Agreements. SMMC hereby represents and warrants to Holder and acknowledges and agrees with Holder as follows:
2.2.1 SMMC has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Delaware General Corporation Law (“DGCL”), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Non-Redemption Agreement.
2.2.2 This Non-Redemption Agreement has been duly authorized, executed and delivered by SMMC and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.
2.2.3 The execution, delivery and performance of this Non-Redemption Agreement (including compliance by SMMC with all of the provisions hereof) will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SMMC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SMMC is a party or by which SMMC is bound or to which any of the property or assets of SMMC is subject, including the SMMC organizational documents, that certain Letter Agreement by and among SMMC, Sponsor, and the other parties thereto, or that certain Investment Management Trust Agreement, dated June 19, 2019, between SMMC and Continental Stock Transfer & Trust Company, which would reasonably be expected to have a material adverse effect on the legal authority of SMMC to enter into and perform its obligations under this Non-Redemption Agreement

(a “SMMC Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of SMMC or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SMMC or any of its properties that would reasonably be expected to have an SMMC Material Adverse Effect.
3. Additional Covenants.
3.1 Holder agrees that, during the period from the date hereof through the date on which this Non-Redemption Agreement terminates in accordance with Section 4 (such period, the “Restricted Period”), except as contemplated by the Business Combination Agreement and the Transactions, it shall not, and shall cause its Affiliates not to, without SMMC’s prior written consent (which consent may be given or withheld by SMMC in its sole discretion): (i) offer for sale, sell (including short sales), transfer, tender, pledge, convert, encumber, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Covered Shares; (ii) grant any proxies or powers of attorney with respect to any or all of the Covered Shares; or (iii) permit to exist any Lien with respect to any or all of the Covered Shares other than those created by this Non-Redemption Agreement; provided, that any Lien with respect to Covered Shares that would not prevent, impair or delay Holder’s ability to comply with the terms and conditions of this Non-Redemption Agreement shall be permitted and will not be deemed to violate the restrictions contained above. Notwithstanding the foregoing, this Section 3.1 shall also not prohibit a Transfer of Covered Shares by Holder to an Affiliate of Holder; provided, that such Transfer shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing, reasonably satisfactory in form and substance to SMMC, to assume all of the same obligations of Holder hereunder and to also be bound by the terms of this Non-Redemption Agreement. Any transfer in violation of this Section 3.1 shall be null and void ab initio.
3.2 In the event of a stock dividend or distribution, or any change in the Covered Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Covered Shares” shall be deemed to refer to and include the Covered Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Covered Shares may be changed or exchanged or which are received in such transaction. Holder agrees, while this Non-Redemption Agreement is in effect, to notify SMMC promptly in writing (including by e-mail) of the number of any additional Covered Shares acquired by Holder, if any, after the date hereof.
3.3 Holder agrees, while this Non-Redemption Agreement is in effect, not to take or agree or commit to take any action that would make any representation and warranty of Holder contained in this Non-Redemption Agreement inaccurate in any material respect or have the effect of preventing or disabling Holder from performing its obligations under this Non-Redemption Agreement
3.4 Holder agrees with, and covenants to, SMMC that Holder shall not request that SMMC register the transfer (book-entry or otherwise) of any certificate or book entry interest representing any Covered Shares during the term of this Non-Redemption Agreement without the prior written consent of SMMC, in its sole discretion, other than pursuant to a transfer permitted by Section 3.1.
4. Termination. This Non-Redemption Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereto shall terminate without any further liability on the part of any party hereto in respect thereof, upon the earlier to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) the First Effective Time, provided, that Holder has complied with its obligations pursuant to Section 1 hereto and (iii) upon the mutual written agreement of each of the parties hereto to terminate this Non-Redemption Agreement; provided, that nothing herein will relieve any party hereto from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.

5. Miscellaneous.
5.1 Additional Matters.
5.1.1 Each of the parties hereto acknowledges that SMMC and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Non-Redemption Agreement. Prior to the Closing, each of the parties hereto agrees to promptly notify the other party if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.
5.1.2 Each of the parties hereto is entitled to rely upon this Non-Redemption Agreement and is irrevocably authorized to produce this Non-Redemption Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
5.1.3 Each of the parties hereto shall pay all of their respective expenses in connection with this Non-Redemption Agreement and the transactions contemplated herein.
5.1.4 Each of the parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Non-Redemption Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.
5.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:
(i) if to Holder, to such address or addresses set forth on the signature page hereto;
(ii) if to SMMC, to:
South Mountain Merger Corp.
767 Fifth Avenue,
9th Floor New York, NY 10153
Attention: Nick Dermatas
Email: ndermatas@smmergercorp.com
with a copy to (which will not constitute notice):
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10023
Attention: Jeffrey D. Marell and Michael Vogel
Email: jmarell@paulweiss.com and mvogel@paulweiss.com
(iii) if to the Company, to:
Factor Systems, Inc. (d/b/a Billtrust)
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648
Attention:
Email:
with a copy (which will not constitute notice) to:
Cooley LLP
500 Boylston Street
14th Floor
Boston, MA 02116
Attention: Nicole Brookshire, Miguel J. Vega
Email: nbrookshire@cooley.com and mvega@cooley.com

5.3 Entire Agreement. This Non-Redemption Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.
5.4 Modifications and Amendments. This Non-Redemption Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of SMMC and the Company; provided that any provision of this Non-Redemption Agreement may be waived, in whole or in part, by a party on such party’s own behalf without the prior consent of any other party.
5.5 Assignment. Neither this Non-Redemption Agreement nor any rights, interests or obligations that may accrue to SMMC and Holder may be transferred or assigned without the prior written consent of the other party.
5.6 Benefit.
5.6.1 Except as otherwise provided herein, this Non-Redemption Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Non-Redemption Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.
5.6.2 Each of the parties hereto acknowledges and agrees that (i) this Non-Redemption Agreement is being entered into in order to induce SMMC to execute and deliver the Business Combination Agreement and without the representations, warranties, covenants and agreements of the parties hereto hereunder, SMMC would not enter into the Business Combination Agreement, (ii) each representation, warranty, covenant and agreement of the parties hereto hereunder is being made also for the benefit of SMMC, and (iii) SMMC may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the covenants and agreements of each of the parties hereto under this Non-Redemption Agreement.
5.7 Governing Law. This Non-Redemption Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Non-Redemption Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Non-Redemption Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.
5.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware “Chosen Courts”), in connection with any matter based upon or arising out of this Non-Redemption Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.2, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 0, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS NON-REDEMPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A

NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS NON-REDEMPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
5.9 Severability. If any provision of this Non-Redemption Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Non-Redemption Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
5.10 No Waiver of Rights, Powers and Remedies. No failure or delay by any party hereto in exercising any right, power or remedy under this Non-Redemption Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Non-Redemption Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Non-Redemption Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
5.11 Remedies.
5.11.1 Each of the parties hereto agree that SMMC would suffer irreparable damage if this Non-Redemption Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that SMMC shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Non-Redemption Agreement and to enforce specifically the terms and provisions of this Non-Redemption Agreement in an appropriate court of competent jurisdiction as set forth in Section 5.8, this being in addition to any other remedy to which SMMC is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of SMMC to cause Holder and the right of SMMC to cause SMMC to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Non-Redemption Agreement. Holder further agrees (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 5.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any Action for which SMMC is being granted an award of money damages, Holder agrees that such damages shall include damages related to the cash consideration that is or was to be paid to SMMC or its equityholders under the Business Combination Agreement and/or this Non-Redemption Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Business Combination Agreement and this Non-Redemption Agreement.
5.11.2 Each of the parties hereto acknowledge and agree that this Section 5.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Non-Redemption Agreement.
5.11.3 In any dispute arising out of or related to this Non-Redemption Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Non-Redemption Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Non-Redemption Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

5.12 Survival of Representations and Warranties. All representations and warranties made by Holder in this Non-Redemption Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereto hereunder shall survive the consummation of the Transactions and remain in full force and effect.
5.13 No Broker or Finder. Each of the parties hereto represents and warrants to the other party that no broker, finder or other financial consultant has acted on its behalf in connection with this Non-Redemption Agreement or the transactions contemplated hereby in such a way as to create any liability on any other party hereto. Each of the parties hereto agrees to indemnify and save the other party harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.
5.14 Headings and Captions. The headings and captions of the various subdivisions of this Non-Redemption Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.
5.15 Counterparts. This Non-Redemption Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
5.16 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Non-Redemption Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Non-Redemption Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached will not detract from or mitigate the fact that such party is in breach of the first representation, warranty, or covenant. All references in this Non-Redemption Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.
5.17 Mutual Drafting. This Non-Redemption Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties hereto and shall not be construed for or against any party hereto.
6. Disclosure. The Stockholder hereby authorizes SMMC and the Company to publish and disclose in any disclosure required by the SEC the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that prior to any such disclosure SMMC and the Company have provided the Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments SMMC and the Company will consider in good faith.
7. Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, Holder acknowledges that it has read the Investment Management Trust Agreement, dated June 19, 2019, by and between SMMC and Continental Stock Transfer & Trust Company, and understands that SMMC has established the trust account described therein (the “Trust Account”) for the benefit of SMMC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Holder further acknowledges and agrees that SMMC’s sole assets consist of the cash proceeds of SMMC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. Accordingly, Holder on behalf of itself and its affiliates hereby irrevocably waives any claim that arises as a result of, in connection with or relating in any way to, this Non-Redemption

Agreement or any proposed or actual business relationship between SMMC or its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, “Representatives”), on the one hand, and Holder or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”) that Holder or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SMMC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Non-Redemption Agreement or any other agreement with SMMC or its affiliates). Holder agrees and acknowledges that such irrevocable waiver is material to this Non-Redemption Agreement and specifically relied upon by SMMC and its affiliates to induce SMMC to enter in this Non-Redemption Agreement, and Holder further intends and understands such waiver to be valid, binding and enforceable against Holder and each of its affiliates under applicable law. To the extent Holder or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SMMC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SMMC or its Representatives, Holder hereby acknowledges and agrees that Holder’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Holder or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Holder or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SMMC or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the public stockholders of SMMC, whether in the form of money damages or injunctive relief, SMMC and its Representatives, as applicable, shall be entitled to recover from Holder and its affiliates the associated legal fees and costs in connection with any such action, in the event SMMC or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Non-Redemption Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Non-Redemption Agreement.
8. No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Business Combination Agreement, this Non-Redemption Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Non-Redemption Agreement, or the negotiation, execution or performance of this Non-Redemption Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Non-Redemption Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of SMMC or Holder for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party hereto against each of the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Non-Redemption Agreement against, make any claims for breach of this Non-Redemption Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. For the avoidance of doubt, the Company shall be considered a Non-Recourse Party under this Agreement in all cases except for its rights under Section 5.4 of this Agreement.
9. Non-Reliance. Holder acknowledges and represents that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including SMMC, any of its affiliates or any of its or their respective control persons, officers, directors or employees), other than the representations and warranties of SMMC expressly set forth in this Non-Redemption Agreement, in making its investment or decision to invest in SMMC.
[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed or caused this Non-Redemption Agreement to be executed by its duly authorized representative as of the date set forth below.
SMMC: SOUTH MOUNTAIN MERGER CORP.

By:
Name:
Title:

IN WITNESS WHEREOF, each of the parties hereto has executed or caused this Non-Redemption Agreement to be executed by its duly authorized representative as of the date set forth below.
COMPANY: FACTOR SYSTEMS, INC. (D/B/A BILLTRUST).

By:
Name:
Title:
(Solely with respect to Section 5.4)

Accepted and agreed this ___ day of October, 2020.

HOLDER:

Signature of Holder:

By:
Name:
Title:

Covered Shares: _______

Date: October ____, 2020

ANNEX J — FORM OF SUBSCRIPTION AGREEMENT
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”), dated October [•], 2020, is entered into by and between South Mountain Merger Corp., a Delaware corporation (the “Company”), and the undersigned subscriber. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Transaction Agreement (as defined below).
WHEREAS, in connection with the proposed business combination (the “Transaction”) between the Company and Factor Systems, Inc., a Delaware corporation d/b/a Billtrust (“Billtrust”), pursuant to that certain Business Combination Agreement, dated as of October [•], 2020 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Transaction Agreement”), the undersigned desires to subscribe for and purchase from the Company, and the Company desires to sell to the undersigned, that number of shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), set forth on the signature page hereof for a purchase price of $10.00 per share (the “Per Share Price,” and the aggregate of such Per Share Price for all Shares subscribed for by the undersigned being referred to herein as the “Purchase Price”), on the terms and subject to the conditions contained herein; and
WHEREAS, in connection with the Transaction, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) and certain other institutional “accredited investors” (as defined in Rule 501(a) under the Securities Act) have entered into separate subscription agreements with the Company (the “Other Subscription Agreements”), pursuant to which such other investors have, together with the undersigned, pursuant to this Subscription Agreement and the Other Subscription Agreements, agreed to purchase an aggregate of 20,000,000 shares of Class A Common Stock at the Per Share Price (such other investors, the “Other Subscribers”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1. Subscription. The undersigned hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to the undersigned upon payment of the Purchase Price, the number of shares of Class A Common Stock set forth on the signature page of this Subscription Agreement (the “Shares”) on the terms and subject to the conditions provided for herein (the “Subscription”).
2. Closing. The closing of the Subscription contemplated hereby (the “Subscription Closing”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Subscription Closing shall occur on the date of the Transaction Closing (the “Transaction Closing Date”) and substantially concurrently with the consummation of the Transaction Closing. Not less than five business days prior to the scheduled Transaction Closing Date, the Company shall provide written notice to the undersigned (the “Closing Notice”) (i) of such scheduled Transaction Closing Date, (ii) that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied or waived and (iii) containing wire instructions for the payment of the Purchase Price. The undersigned shall deliver to the Company, at least one business day prior to the Transaction Closing Date specified in the Closing Notice, the Purchase Price, to be held in escrow until the Subscription Closing, by wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Closing Notice. On the Transaction Closing Date, the Company shall confirm to the undersigned in writing (it being understood that an email confirmation is sufficient) that all conditions to the Transaction Closing have been satisfied or waived and deliver to the undersigned (i) the Shares in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or as set forth herein or in any other agreement between the Company and the undersigned), in the name of the undersigned (or its nominee in accordance with its delivery instructions) or to a custodian designated by the undersigned, as applicable, and (ii) a copy of the records of the Company’s transfer agent (the “Transfer Agent”) showing the undersigned (or such nominee or custodian) as the owner of the Shares on and as of the Transaction Closing Date. For purposes of this Subscription Agreement, “business day” shall mean any day other than Saturday, Sunday or such other days on which banks located in New York, New York are required or authorized by applicable law to be closed for business. Upon delivery in book-entry form of the Shares to the undersigned (or its nominee or custodian, if applicable), the Purchase Price may be released by the Company from escrow.

In the event the Transaction Closing does not occur within five (5) business days of the Transaction Closing Date specified in the Closing Notice, unless otherwise instructed by the undersigned, the Company shall promptly (but not later than two business days thereafter) return the Purchase Price (to the extent paid by the undersigned to the Company pursuant to this Section 2) by wire transfer of U.S. dollars in immediately available funds to the account specified by the undersigned. Notwithstanding such return, (i) a failure to close on the expected Transaction Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in Section 2 or Section 3 to be satisfied or waived on or prior to the Transaction Closing Date, and (ii) the undersigned shall remain obligated to redeliver the Purchase Price to the Company and consummate the Subscription Closing following the Company’s delivery to the undersigned of a new Closing Notice and upon satisfaction of the conditions set forth in Section 2 and Section 3. If the Transaction Closing does not occur on the same day as the Subscription Closing, the Company shall promptly (but not later than two business days thereafter) return the Purchase Price (to the extent paid by the undersigned to the Company pursuant to this Section 2) to the undersigned by wire transfer of U.S. dollars in immediately available funds to the account specified by the undersigned, and any book-entries (to the extent delivered by the Company to the undersigned pursuant to this Section 2) shall be deemed cancelled.
Each book-entry for the Shares shall contain a notation, and each certificate (if any) evidencing the Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.
3. Closing Conditions.
a. The obligations of the Company to consummate the transactions contemplated hereunder are subject to the satisfaction (or valid waiver by the Company in writing) of the conditions that, at the Subscription Closing, all representations and warranties of the undersigned contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing, and consummation of the Subscription Closing shall constitute a reaffirmation by the undersigned of each of the representations, warranties and agreements of such party contained in this Subscription Agreement as of the Subscription Closing.
b. The obligations of the undersigned to consummate the transactions contemplated hereunder are subject to the satisfaction (or valid waiver by the undersigned in writing) of the conditions that, at the Subscription Closing:
i all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing, and consummation of the Subscription Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of such party contained in this Subscription Agreement as of the Subscription Closing, but in each case without giving effect to consummation of the Transaction; provided that the undersigned hereby acknowledges and agrees that if the conditions to closing set forth in Section 8.02(a) of the Transaction Agreement have been satisfied or waived then the Company’s representations and warranties in Sections 5(e), (f) and (k) shall be deemed to be true and correct in all respects for all purposes of this Subscription Agreement as of the date hereof and as of the Subscription Closing; and
ii the terms of the Transaction Agreement shall not have been amended or modified in a manner that would materially and adversely affect the undersigned relative to the Other Subscribers without the undersigned’s prior written consent.

c. The obligations of each of the Company and the undersigned to consummate the transactions contemplated hereunder are subject to the satisfaction (or waiver by the Company and the undersigned in writing) of the conditions that, at the Subscription Closing:
i no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award after the date hereof which is then in effect and has the effect of making the Subscription illegal or otherwise prohibiting consummation of the Subscription; and
ii the Transaction shall have been or will be consummated concurrently with the Subscription Closing.
4. IRS Form W-9; Further Assurances. At or prior to the Subscription Closing, the undersigned shall provide the Company with a properly completed and duly executed IRS Form W-9 or applicable IRS Form W-8, as appropriate. At or prior to the Subscription Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties hereto mutually and reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.
5. Company Representations and Warranties. For purposes of this Section 5, the term “Company” shall refer to the Company as of the date hereof and, for purposes of only the representations contained in paragraphs (e), (f) and (k) of this Section 5 and to the extent such representations and warranties are made as of the Transaction Closing Date, the combined company after giving effect to the Transaction. The Company represents and warrants to the undersigned that:
a. The Company has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligation under this Subscription Agreement.
b. The Shares have been duly authorized and, when issued and delivered to the undersigned against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the SMMC Certificate of Incorporation (as amended immediately prior to the Subscription Closing) or under the laws of the State of Delaware.
c. This Subscription Agreement has been duly authorized, executed and delivered by the Company and is the valid and legally binding obligation of and enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.
d. The execution and delivery of this Subscription Agreement, the issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole (including the combined company after giving effect to the Transaction), or prevents, materially impairs, materially delays or materially impedes the performance of the Company of its obligation to issue the Shares in accordance with the terms of this Subscription Agreement (a “Material Adverse Effect”); (ii) the provisions of the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect.

e. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority or self-regulatory organization in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state securities laws, (iii) any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or similar antitrust laws, (iv) filings required by Nasdaq, including with respect to obtaining Company stockholder approval, (v) consents, waivers, authorizations or filings that have been obtained or made on or prior to the Subscription Closing, (vi) filings with the Commission, filings or registrations required by applicable state securities laws or Nasdaq and any consents, authorizations or other filings, in each case, required or advisable to be filed in connection with the Transaction and (vii) where the failure of which to obtain such consents, waivers, authorizations or orders, give such notices, or to make such filings or registrations would not be reasonably likely to have a Material Adverse Effect.
f. The Company is in compliance with all applicable laws, except where such non-compliance would not be reasonably likely to have a Material Adverse Effect.
g. The issued and outstanding shares of Class A Common Stock of the Company are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on Nasdaq under the symbol “SMMC” (it being understood that the trading symbol will be changed in connection with the Transaction Closing). Except as disclosed in the Company’s filings with the Commission and except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission, respectively, to prohibit or terminate the listing of the Company’s Class A Common Stock on Nasdaq or to deregister the Class A Common Stock under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Class A Common Stock under the Exchange Act.
h. A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Company with the Commission since its initial registration of the Class A Common Stock under the Exchange Act and prior to the date hereof (the “SEC Documents”) is available to the undersigned via the Commission’s EDGAR system. None of the SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Company makes no such representation or warranty with respect to the Registration Statement or any other information relating to Billtrust or any of its Affiliates included in any SEC Document or filed as an exhibit thereto. The Company has timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Class A Common Stock under the Exchange Act. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance (the “Staff”) of the Commission with respect to any of the SEC Documents.
i. The authorized capital stock of the Company consists of (i) 220,000,000 shares of common stock, par value $0.0001 per share (the “Company Common Stock”), or, upon the effectiveness of the SMMC Charter Amendment, will consist of 540,000,000 shares of Company Common Stock consisting of (A) 200,000,000 shares of Class A Common Stock or, upon the effectiveness of the SMMC Charter Amendment, 493,000,000 shares of Class A Common Stock, (B) 20,000,000 shares of Class B Common Stock (“Class B Common Stock”), and, upon the effectiveness of the SMMC Charter Amendment, (C) 27,000,000 shares of Class C Common Stock and (ii) 1,000,000 shares of preferred stock, par value

$0.0001 per share (“Preferred Stock”). As of the date of this Subscription Agreement (i) 25,000,000 shares of Class A Common Stock and 6,250,000 shares of Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no shares of Class A Common Stock or Class B Common Stock are held in the treasury of the Company, (iii) 6,954,500 private placement warrants (as described in the Company’s prospectus, dated as of June 20, 2019 and filed with the SEC (Registration No. 333-231881)) (the “Private Placement Warrants”) are issued and outstanding and 6,954,500 shares of Class A Common Stock are issuable in respect of the Private Placement Warrants, and (iv) 12,500,000 public warrants (the “Public Warrants”) are issued and outstanding and 12,500,000 shares of Class A Common Stock are issuable in respect of the Public Warrants (the Private Placement Warrants and the Public Warrants, the “Company Warrants”). As of the date of this Agreement, there are no shares of Preferred Stock issued and outstanding. Each Company Warrant is exercisable for one share of Class A Common Stock at an exercise price of $11.50. The Company has no subsidiaries (other than First Merger Sub and Second Merger Sub) and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
j. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no action, lawsuit, claim or other proceeding, in each case by or before any Governmental Authority pending, or, to the knowledge of the Company, threatened in writing against the Company. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect there is no unsatisfied judgment, consent decree, injunction, or continuing order of any Governmental Authority or arbitrator outstanding against the Company.
k. Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Shares.
l. Assuming the accuracy of the undersigned’s representations and warranties set forth in Section 6 and the undersigned’s compliance with its obligations set forth in this Agreement , no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the undersigned hereunder.
m. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Issuer Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable. “Issuer Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).
n. Company is not under any obligation to pay any broker’s fee or commission for the sale of the Shares hereunder other than to the Placement Agents (as defined herein).
o. The Other Subscription Agreements reflect the same Per Share Price and other material economic terms with respect to the purchase of the Shares that are no more favorable, in the aggregate, to such Other Subscriber thereunder in any material respect than the terms of this Subscription Agreement. Following the date of this Subscription Agreement, there shall have been no amendment to any of the Other Subscription Agreements that materially benefits any subscriber party thereto unless the undersigned has been offered substantially the same benefits.
6. Subscriber Representations and Warranties. The undersigned represents and warrants to the Company, as of the date of this Subscription Agreement and as of the Subscription Closing, that:
a. The undersigned is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the requirements set forth on Schedule A hereto, (ii) is acquiring the Shares only for its own account and not for the account of others or if the undersigned is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor and the undersigned has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A hereto following the signature page hereto). The undersigned is not an entity formed for the specific purpose of acquiring the Shares.
b. The undersigned (i) is an institutional account as defined in FINRA Rule 4512(c) and (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities including the undersigned’s participation in the Transaction. The undersigned has determined based on its own independent review and such professional advice as the undersigned deems appropriate that the purchase of the Shares and participation in the Transaction (i) are fully consistent with the undersigned’s financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to the undersigned and (iii) are a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Shares.
c. Alone, or together with any professional advisor(s), the undersigned represents and acknowledges that the undersigned has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the undersigned and that the undersigned is able at this time and in the foreseeable future to bear the economic risk of a total loss of the undersigned’s investment in the Company. The undersigned acknowledges specifically that a possibility of total loss exists.
d. The undersigned understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The undersigned understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the undersigned absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book-entry positions representing the Shares shall contain a legend to such effect. The undersigned acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The undersigned understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the undersigned may not be able to readily resell the Shares or pledge the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The undersigned understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.
e. The undersigned hereby acknowledges and agrees that (a) each of J.P. Morgan Securities LLC (“JPM”) and Citigroup Global Capital Markets Inc. (“Citi” and together with JPM, in their respective capacities as placement agents with respect to the issuance and sale of the Shares pursuant to this Subscription Agreement and the Other Subscription Agreements, the “Placement Agents”) is each acting solely as Placement Agent in connection with the Transaction and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the undersigned, the Company or any other person or entity in connection with the Transaction, (b) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transaction, (c) the Placement Agents will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transaction, and (d) the Placement Agents shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the undersigned, the Company or any other person or entity), whether in contract, tort or otherwise, to the undersigned, or to any person claiming through the undersigned, in respect of the Transaction.

f. The undersigned understands and agrees that the undersigned is purchasing the Shares directly from the Company. The undersigned further acknowledges that there have been no representations, warranties, covenants and agreements made to the undersigned by the Company, its officers or directors, or any other party to the Transaction or person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.
g. Either (i) the undersigned is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) the undersigned’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
h. The undersigned is not currently (and at all times through Subscription Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
i. The undersigned acknowledges and agrees that the undersigned has received and has had an adequate opportunity to review, such financial and other information as the undersigned deems necessary in order to make an investment decision with respect to the Shares and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the undersigned’s investment in the Shares. Without limiting the generality of the foregoing, the undersigned acknowledges that it has reviewed the documents provided to the undersigned by the Company. The undersigned represents and agrees that the undersigned and the undersigned’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers, and conducted and completed their own independent due diligence with respect to the Transaction and obtain such information as the undersigned and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. Based on such information as the undersigned has deemed appropriate and without reliance upon the Placement Agents, the undersigned has independently made its own analysis and decision to enter into the transactions contemplated by this Subscription Agreement. Except for the representations, warranties and agreements of the Company expressly set forth in the Subscription Agreement, the undersigned is relying exclusively on their own sources of information, investment analysis and due diligence (including professional advice the undersigned deems appropriate) with respect to the transactions contemplated by this Subscription Agreement, the Transaction, the Shares, and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.
j. The undersigned became aware of this offering of the Shares solely by means of direct contact between the undersigned and the Company or a representative of the Company or the Placement Agents on behalf of the Company, and the Shares were offered to the undersigned solely by direct contact between the undersigned and the Company or a representative of the Company. The undersigned did not become aware of this offering of the Shares, nor were the Shares offered to the undersigned, by any other means. The undersigned acknowledges that the Company represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
k. The undersigned acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. The undersigned is able to fend for himself, herself or itself in the transactions completed herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and has the ability to bear the economic risks of such investment in the Shares and can afford a complete loss of such investment. The undersigned has sought such accounting, legal and tax advice as the undersigned has considered necessary to make an informed investment decision. The undersigned understands and acknowledges that the purchase and sale of the Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

l. The undersigned understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.
m. The undersigned is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
n. The execution, delivery and performance by the undersigned of this Subscription Agreement are within the powers of the undersigned and have been duly authorized and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the undersigned pursuant to the terms of (i) any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency or any agreement or other undertaking or pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the undersigned is a party or by which the undersigned is bound or to which any of the property or assets of the undersigned is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the undersigned or the legal authority of the undersigned to comply in all material respects with the terms of this Subscription Agreement (a “Subscriber Material Adverse Effect”); (ii) the provisions of the organizational documents of the undersigned; or (iii) any statute or any judgment, order, rule or regulation of any Governmental Authority having jurisdiction over the undersigned or any of its properties that would have a Subscriber Material Adverse Effect. The undersigned’s signatory has legal competence and capacity to execute the same and has been duly authorized by the undersigned to execute the same on behalf of the undersigned, and this Subscription Agreement constitutes a legal, valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
o. The undersigned and its directors and officers are not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iii) or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The undersigned agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the undersigned is permitted to do so under applicable law. If the undersigned is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the undersigned maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the undersigned and used to purchase the Shares were legally derived.
p. No disclosure or offering document has been prepared by the Placement Agents or any of their respective Affiliates in connection with the offer and sale of the Shares.
q. The undersigned has or has enforceable commitments to have, and at least one business day prior to the Transaction Closing Date will have, sufficient funds to pay the Purchase Price and consummate the Subscription Closing, in each case, when required pursuant to this Subscription Agreement.
r. The undersigned acknowledges and agrees that the undersigned will not, nor will any person acting at the undersigned’s direction or pursuant to any understanding with the undersigned, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any

“short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act of the Shares, until the Transaction Closing Date (or such earlier termination of this Subscription Agreement in accordance with its terms); provided that nothing in this Section 6(r) shall prohibit (i) any other investment portfolios of the undersigned that have no knowledge of this Subscription Agreement or of the undersigned’s participation in this transaction from engaging in any such transactions, or (ii) if the undersigned is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the undersigned’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the undersigned’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares.
7. Registration Rights.
a. In the event that the Shares are not registered in connection with the consummation of the Transaction, the Company agrees that, within 30 calendar days after the Transaction Closing Date (the “Filing Deadline”), the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement (the “Registration Statement”) registering under the Securities Act the resale of all the Shares, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day (or 120th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the Transaction Closing Date and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Company’s obligations to include the Shares and any other shares of Class A Common Stock held by the undersigned in the Registration Statement are contingent upon the undersigned furnishing in writing to the Company such information regarding the undersigned, the securities of the Company held by the undersigned and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. In no event shall the undersigned be identified as a statutory underwriter in the Registration Statement unless requested by the Commission. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares of Class A Common Stock proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the shares of Class A Common Stock held by the undersigned or any Other Subscriber or otherwise, such Registration Statement shall register for resale such number of shares of Class A Common Stock which is equal to the maximum number of shares of Class A Common Stock as is permitted by the Commission. In such event, the number of shares of Class A Common Stock to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. In the event the Commission informs the Company that all of such shares of Class A Common Stock cannot, as a result of the application of Rule 415, be registered for resale on the Registration Statement, the Company agrees to promptly inform the undersigned thereof and use its commercially reasonable efforts to file amendments to the Registration Statement as required by the SEC, covering the maximum number of shares of Class A Common Stock permitted to be registered by the SEC, on Form S-1 or such other form available to register for resale such shares as a secondary offering. Until the earliest of (i) the date on which the Shares may be resold without any volume and manner of sale restrictions (including as may be applicable to affiliates) under Rule 144 in compliance with Rule 144(i)(2) and without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1), (ii) the date on which such Shares have actually been sold and (iii) the date which is two years after the Subscription Closing (such date, the “End Date”), except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of the Registration Statement, the Company shall use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until the End Date. For purposes of clarification, any failure by the Company to file the Registration Statement by the Filing Deadline or to have such Registration Statement declared effective by the Effectiveness Date shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement set forth in this Section 7.

b. Until the End Date, the Company shall, at its expense:
(i) advise the undersigned within two (2) business days: (A) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective; (B) of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (C) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (E) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the undersigned of such events, provide the undersigned with any material, nonpublic information regarding the Company other than to the extent that providing notice to the undersigned of the occurrence of the events listed in (A) through (E) above constitutes material, nonpublic information regarding the Company;
(ii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as promptly as reasonably practicable;
(iii) upon the occurrence of any event contemplated in Section 7(b)(i), except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as promptly as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(iv) use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the shares of Class A Common Stock issued by the Company have been listed; and
(v) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby.
c. With a view to making available to the undersigned the benefits of Rule 144 that may permit the undersigned to sell the Shares to the public without registration, the Company agrees for so long as the undersigned holds the Shares to:
i use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144;
ii use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and
iii use commercially reasonable efforts to furnish to the undersigned, promptly upon request, (x) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (y) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company (it being understood that the availability of such report on the SEC’s EDGAR system shall satisfy this requirement) and (z) such other information as may be necessary to permit the undersigned to sell such securities pursuant to Rule 144 without registration.

d. Notwithstanding anything to the contrary in this Subscription Agreement, the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require the undersigned not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the effectiveness or use of the Registration Statement on more than two occasions or for more than an aggregate of 60 calendar days in any one instance, or more than 90 total calendar days, in each case in any 12 month period. Upon receipt of any written notice from the Company of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the undersigned agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, the undersigned will deliver to the Company or, in the undersigned’s sole discretion destroy, all copies of the prospectus covering the Shares in the undersigned’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent the undersigned is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.
e. The undersigned may deliver written notice (an “Opt-Out Notice”) to the Company requesting that the undersigned not receive notices from the Company otherwise required by this Section 7; provided, however, that the undersigned may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the undersigned (unless subsequently revoked), (i) the Company shall not deliver any such notices to the undersigned and the undersigned shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the undersigned’s intended use of an effective Registration Statement, the undersigned will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 7(e)) and the related suspension period remains in effect, the Company will so notify the undersigned, within one (1) business day of the undersigned’s notification to the Company, by delivering to the undersigned a copy of such previous notice of Suspension Event, and thereafter will provide the undersigned with the related notice of the conclusion of such Suspension Event immediately upon its availability.
f. For purposes of this Section 7, “Shares” shall mean, as of any date of determination, the Shares purchased by the undersigned pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and shall include any person to whom the rights under this Section 7 shall have been duly assigned under Section 10(b).
g. The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless the undersigned (to the extent a seller under the Registration Statement), its officers, directors, partners, members, managers, stockholders, employees, advisers and agents, and each person who controls the undersigned (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all out-of-pocket losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the undersigned furnished in writing to the Company by the undersigned expressly for use therein or the undersigned has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by the undersigned, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Company in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (D) in connection with any offers or sales effected by or on behalf of the undersigned under the Registration Statement in violation of Section 7(d). The Company shall notify the undersigned promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the undersigned.
h. The undersigned shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding the undersigned furnished in writing to the Company by the undersigned expressly for use therein; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the undersigned (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of the undersigned be greater in amount than the dollar amount of the net proceeds received by the undersigned upon the sale of the Shares giving rise to such indemnification obligation. The undersigned shall notify the Company promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which the undersigned is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the undersigned.
i. If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient (other than in accordance with its terms) to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 7 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 7(i) shall be individual, not joint and several, and in no event shall the liability of the undersigned hereunder exceed the net proceeds received by the undersigned upon the sale of the Shares giving rise to such indemnification obligation.
8. Termination. Except for the provisions of Section 7(g), Section 7 (h), Section 7(i) and Sections 8 through 10, which shall survive any termination hereunder, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) the date and time that the Transaction Agreement is validly terminated in accordance with its terms and (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; provided that, subject to the limitations set forth in Section 9, nothing herein will relieve any party hereto from liability for any willful breach hereof prior to the time of termination, and each party hereto will be entitled to any remedies at law or in equity to recover out-of-pocket losses, liabilities or damages arising from such willful breach. The Company shall promptly notify the undersigned of the termination of the Transaction Agreement promptly after the termination of such Transaction Agreement. For the avoidance of doubt, if any termination hereof occurs after the delivery by the undersigned of the Purchase Price for the Shares pursuant to Section 2, the Company shall promptly (but not later than two business days thereafter) return the Purchase Price to the undersigned without any deduction for or on account of any tax, withholding, charges, or set-off.
9. Trust Account Waiver. Reference is made to the final prospectus of the Company, dated as of June 20, 2019 and filed with the Commission (the “Prospectus”). The undersigned hereby represents and warrants that it has read the Prospectus and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters the “Public Stockholders”), and that, except as otherwise described in the Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Class A Common Stock pursuant to the exercise of their redemption rights (as described in the Prospectus) in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, (c) as necessary to fund regulatory compliance costs and pay any Taxes, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither the undersigned nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement, the Transaction Agreement or agreements contemplated hereby or thereby or any proposed or actual business relationship between the

Company or its Representatives, on the one hand, and the undersigned or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The undersigned on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that the undersigned or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations or contracts with the Company or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Subscription Agreement or any other agreement with the Company or its Affiliates). The undersigned agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its Affiliates to induce the Company to enter in this Subscription Agreement, and the undersigned further intends and understands such waiver to be valid, binding and enforceable against the undersigned and each of its Affiliates under applicable law. To the extent the undersigned or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, the undersigned hereby acknowledges and agrees that the undersigned and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the undersigned or its Affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the undersigned or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders of the Company, whether in the form of money damages or injunctive relief, the Company and its Representatives, as applicable, shall be entitled to recover from the undersigned and its Affiliates the associated legal fees and costs in connection with any such action, in the event the Company or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Subscription Agreement.
10. Miscellaneous.
a. The Company shall, no later than 9:00 a.m., New York City time, on the fourth business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transaction and any other material, nonpublic information that the Company has provided to the undersigned at any time prior to the filing of the Disclosure Document. The undersigned hereby consents to (a) the publication and disclosure of the undersigned’s identity, the undersigned’s entry into this Subscription Agreement and the Purchase Price in the Registration Statement, Proxy Statement, any Form 8-K or related materials to be filed with the Commission by the Company with respect to the Transaction or as required by law or regulation or at the request of the Staff of the Commission or regulatory agency or under the regulations of Nasdaq and (b) the filing of this Subscription Agreement (or a form of this Subscription Agreement) with the Commission.
b. Neither this Subscription Agreement nor any rights that may accrue to the undersigned hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the Company’s prior written consent.
c. The Company may request from the undersigned such additional information as the Company may reasonably deem necessary to evaluate the eligibility of the undersigned to acquire the Shares, and the undersigned shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that the Company agrees to keep confidential any such information provided by the undersigned and identified as confidential, except as may be required under applicable law.
d. The undersigned acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Each party agrees that each purchase by the undersigned of Shares from the Company will constitute a reaffirmation of its own acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) as of the Subscription Closing. The Company and the undersigned further acknowledge and agree that the Placement Agents are third-party beneficiaries of the representations and warranties of the Company and the undersigned contained in Section 5 and Section 6, respectively, of this Subscription Agreement.
e. The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof when required by law, regulatory authority or Nasdaq to do so in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
f. All the agreements, representations and warranties made by the parties shall survive the Subscription Closing.
g. This Subscription Agreement may not be amended, modified or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification or waiver is sought and (ii) without the prior written consent of the Company.
h. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise expressly set forth in Section 7(g), Section 7(h), Section 7(i) and Section 10(d) hereof, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
i. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
j. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
k. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
l. The undersigned shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
m. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (c) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (d) two business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:
i if to the undersigned, to such address, facsimile number or email address set forth on the signature page hereto;
with a copy to:

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Attention: Equity Syndicate Desk
Email: nadine.yang@jpmorgan.com

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
Attention: General Counsel
Email: ryan.browne@citi.com

and

Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Anna T. Pinedo, Esq.
Email: apinedo@mayerbrown.com

ii if to the Company (prior to the Transaction Closing), to:
South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, New York
Attention: Nicholas Dermatas
Email: ndermatas@smmergercorp.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Jeffrey D. Marell; Raphael Russo; Michael Vogel
Email: jmarell@paulweiss.com; rrusso@paulweiss.com; mvogel@paulweiss.com

iii  if to the Company (following the Transaction Closing), to:
Factor Systems, Inc. (d/b/a Billtrust)
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648
Attention: Mark Shifke
Email: mshifke@billtrust.com

with a copy to:

Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
Attention: Nicole Brookshire
Email: nbrookshire@cooley.com
n. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

o. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Subscriber:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which shares are to be registered (if different):	Date: , 2020
Mailing Address-Street (if different):
Subscriber’s EIN:	City, State, Zip:
Business Address-Street:	Attn:
City, State, Zip:	Telephone No.:
Attn:	Facsimile No.:
Telephone No.:	Email Address:
Facsimile No.:	Price Per Share: $[•]
Email Address:
Number of Shares subscribed for:
Purchase Price: $
You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice.

IN WITNESS WHEREOF, South Mountain Merger Corp. has accepted this Subscription Agreement as of the date set forth below.
SOUTH MOUNTAIN MERGER CORP.
By:
Name:
Title:
Date:      , 2020

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE SUBSCRIBER
A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
**OR**
B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
1.	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), for one or more of the following reasons (Please check the applicable subparagraphs):
☐
We are a bank, as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.

☐	We are a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.
☐	We are an insurance company, as defined in Section 2(13) of the Securities Act.
☐	We are an investment company registered under the Investment Company Act of 1940 or a business development company, as defined in Section 2(a)(48) of that act.
☐	We are a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.
☐
We are a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.

☐
We are an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is being made by a plan fiduciary, as defined in Section 3(21) of such act, and the plan fiduciary is either a bank, an insurance company, or a registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million.

☐	We are a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.
☐
We are a corporation, Massachusetts or similar business trust, or partnership, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Shares, and that has total assets in excess of $5 million.

☐
We are a trust with total assets in excess of $5 million not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

☐	We are an entity in which all of the equity owners are accredited investors.
**AND**

C.	AFFILIATE STATUS
(Please check the applicable box)
THE SUBSCRIBER:
☐	is:
☐	is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
This page should be completed by the Subscriber and constitutes a part of the Subscription Agreement.

ANNEX K — SHARE AND WARRANT CANCELLATION AGREEMENT
SHARE AND WARRANT CANCELLATION AGREEMENT
This Share and Warrant Cancellation Agreement (this “Agreement”) is entered into as of October 18, 2020, by and between South Mountain Merger Corp., a Delaware corporation (“SMMC”), South Mountain LLC, a Delaware limited liability company (the “Sponsor”) and Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (the “Company”). The parties to this Agreement are referred to herein as the “Parties” or, each individually, as a “Party.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the BCA (as defined below).
RECITALS
WHEREAS, SMMC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, substantially concurrently with the closing of SMMC’s initial public offering of SMMC’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), SMMC issued to the Sponsor, 6,954,500 private placement warrants for $1.00 per warrant, each of which is exercisable to purchase one share of Common A Common Stock, at an exercise price of $11.50 per share (the “Sponsor Private Placement Warrants”), pursuant to that certain Private Placement Warrants Purchase Agreement, dated as of June 19, 2019, between the Sponsor and SMMC (the “Private Placement Warrant Agreement”);
WHEREAS, concurrently with the execution and delivery of this Agreement, SMMC shall enter into that certain Business Combination Agreement (the “BCA”), dated as of October 18, 2020, by and among SMMC, BT Merger Sub I, Inc., BT Merger Sub II, LLC, the Company that, among other things, provides for a business combination transaction (the “Business Combination”) pursuant to which the Company will, through a series of transactions, become a wholly owned Subsidiary of SMMC;
WHEREAS, in connection with the transactions contemplated by the BCA, the Parties wish to enter into this Agreement, pursuant to which immediately prior to, and contingent upon, the Closing (the “Cancellation Effective Time”), the Sponsor will forfeit 4,166,667 Sponsor Private Placement Warrants held by the Sponsor prior to the Cancellation Effective Time (the “Base Forfeited Warrants”) which shall be automatically cancelled by SMMC upon the Cancellation Effective Time;
WHEREAS, at the Cancellation Effective Time, 2,787,833 Sponsor Private Placement Warrants held by the Sponsor that are not Base Forfeited Warrants (the “Remaining Warrants”) shall be automatically transferred by the Sponsor to SMMC for cancellation in exchange for newly issued shares of SMMC’s Class A Common Stock, at an exchange ratio of one (1) Sponsor Private Placement Warrant for 0.1793508 of a share of Class A Common Stock (such total rounded to the nearest whole share), resulting in the transferral of all 2,787,833 Remaining Warrants by the Sponsor to SMMC for cancellation in exchange for 500,000 shares of Class A Common Stock (the “Warrant Shares”), on the terms and conditions set forth herein;
WHEREAS, SMMC issued to the Sponsor, 6,250,000 shares of SMMC’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”), pursuant to that certain Securities Subscription Agreement, dated as of April 19, 2019, between the Sponsor and SMMC (the “Subscription Agreement”);
WHEREAS, at the Cancellation Effective Time, the Sponsor will forfeit 1,250,000 shares of Class B Common Stock held by the Sponsor prior to the Cancellation Effective Time (the “Base Forfeited Shares”).
WHEREAS, the Sponsor has agreed that, in the event that 25% or more of the shares of SMMC’s Class A Common Stock held by public stockholders of SMMC (which, for the avoidance of doubt, excludes shares held by the Sponsor and shares acquired in the Private Placements) (the “Public Investor Shares”) are redeemed, at the Cancellation Effective Time, in addition to the Base Forfeited Shares, the Sponsor shall forfeit an additional 500,000 shares of Class B Common Stock held by the Sponsor prior to the Cancellation Effective Time (250,000 of which shall be from the shares subject to the $12.50 Share Price Milestone and 250,000 of which shall be from the shares subject to the $15.00 Share Price Milestone) (the “First Redemption Trigger Forfeited Shares”);
WHEREAS, the Sponsor has agreed that, in the event that 50% or more of the Public Investor Shares are redeemed, at the Cancellation Effective Time, in addition to the Base Forfeited Shares and the First Redemption Trigger Forfeited Shares, the Sponsor shall forfeit an additional 500,000 shares of Class B Common Stock held by the Sponsor prior to, and contingent upon, the Cancellation Effective Time (250,000 of which shall be from the shares subject to the $12.50 Share Price Milestone and 250,000 of which shall be from the shares subject to the $15.00 Share Price Milestone) (the “Second Redemption Trigger Forfeited Shares”); and
WHEREAS, the Sponsor has agreed that all shares of Class B Common Stock held by the Sponsor not otherwise forfeited at the Cancellation Effective Time shall immediately become unvested and subject to the vesting and forfeiture provisions set forth this Agreement.
NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:
AGREEMENT
1. Issuance and Cancellation.
a) At the Cancellation Effective Time, conditioned upon and simultaneous with the occurrence of the Warrant Share Issuance (defined below) and subject to the other conditions set forth in this Agreement, the Sponsor shall (i) surrender for cancellation to SMMC all of the Sponsor’s Base Forfeited Warrants, and (ii) transfer to SMMC for cancellation all of the Sponsor’s Remaining Warrants in exchange for the Warrant Shares, which Remaining Warrants shall be deemed automatically cancelled and retired in full, and the Private Placement Warrant Agreement shall be deemed automatically terminated and all rights, liabilities and obligations thereunder discharged in full (the “Warrant Cancellation Closing”).
b) At the Cancellation Effective Time, conditioned upon and simultaneous with the consummation of the Warrant Cancellation Closing, SMMC shall issue to the Sponsor the Warrant Shares and authorize and instruct SMMC’s transfer agent to record the issuance of the Warrant Shares, in uncertificated, book-entry form, on the stock transfer books of SMMC as of the Cancellation Effective Time (the “Warrant Share Issuance”).
c) Notwithstanding anything to the contrary in the Private Placement Warrant Agreement, upon the satisfaction of the Warrant Cancellation Closing and the Warrant Share Issuance, the Sponsor hereby (i) waives its right to exercise the Base Forfeited Warrants and (ii) agrees to transfer to SMMC each Remaining Warrant for cancellation and exchange pursuant to the terms and conditions of this Agreement.
2. Delivery of Warrant Shares.
a) SMMC shall register the Sponsor as the owner of the Warrant Shares with SMMC’s transfer agent by book entry on the date of the Warrant Cancellation Closing. The rights, privileges and preferences of the Warrant Shares shall be those ascribed to SMMC’s Class A Common Stock in SMMC’s certificate of incorporation, bylaws or any other charter document of SMMC, as shall be in effect from time to time.
b) The Warrant Shares shall contain a notation evidencing that the Warrant Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).
c) SMMC and the Sponsor are each party to that certain Registration Rights Agreement, dated as of June 19, 2019 by and among SMMC, the Sponsor and the other parties signatory thereto (the “Existing Registration Rights Agreement”). At or prior to the Closing, the Sponsor, SMMC and the other parties signatory thereto shall amend and restate the Existing Registration Rights Agreement, in the form attached to the BCA (the “A&R Registration Rights Agreement”). SMMC and the Sponsor agree that the Warrant Shares will be subject to the terms and conditions of the A&R Registration Rights Agreement and will constitute (i) “Registrable Securities” for purposes of the A&R Registration Rights Agreement, including the registration rights contained therein with respect to “Registrable Securities” and (ii) “Founder Shares” for the purposes of Section 7(a) of the Letter Agreement (defined below) including the restrictions on transfer set forth therein. In addition, SMMC and the Sponsor are each party to that certain Stockholders Agreement, dated as of October 18, 2020, by and among SMMC and the Sponsor (the “Stockholders Agreement”). SMMC and the Sponsor agree that such Stockholders Agreement sets forth certain understandings between such parties with respect to certain governance and other matters of the Company.

3. Forfeiture of the Cancelled Shares.
a) At the Cancellation Effective Time, the Sponsor shall forfeit to SMMC the Base Forfeited Shares, and, if the conditions described in the recitals to this Agreement are met, the First Redemption Trigger Forfeited Shares and the Second Redemption Trigger Forfeited Shares (such shares collectively, the “Forfeited Shares”, and such forfeiture, the “Share Forfeiture”).
b) To effect the Share Forfeiture, at the Cancellation Effective Time:
i) the Sponsor shall transfer the Forfeited Shares to SMMC for cancellation and in exchange for no consideration;
ii) SMMC shall immediately retire and cancel all of the Forfeited Shares (and shall direct SMMC’s transfer agent (or such other intermediaries as appropriate) to take any and all such actions incident thereto); and
iii) the Sponsor and SMMC each shall (A) take such actions as are necessary to cause the Forfeited Shares to be retired and cancelled, after which the Forfeited Shares shall no longer be issued or outstanding and (B) provide SMMC with evidence that such retirement and cancellation has occurred.
4. Vesting Shares.
a) The Sponsor hereby agrees that upon the Cancellation Effective Time, all shares of Class B Common Stock held by the Sponsor (or shares of Class A Common Stock issued or issuable upon conversion thereof) not otherwise forfeited pursuant to Section 3 of this Agreement, and all Warrant Shares issued under this Agreement, shall immediately become unvested and subject to the vesting and forfeiture provisions set forth in Section 4(b) (such shares, the “Vesting Shares”).
b) Vesting and Forfeiture Provisions of the Vesting Shares.
i) Vesting of Shares.
(1) 3,125,000 of the Vesting Shares shall vest immediately following the Cancellation Effective Time (and upon vesting, such shares shall no longer constitute Vesting Shares hereunder and shall not be eligible for forfeiture). 50% of the remaining Vesting Shares shall immediately vest upon the achievement of the $12.50 Share Price Milestone and shall not be eligible for forfeiture, and 50% of the remaining Vesting Shares shall immediately vest upon the achievement of the $15.00 Share Price Milestone and shall not be eligible for forfeiture. The Sponsor shall be entitled to vote such Vesting Shares and receive dividends and other distributions with respect to such Vesting Shares while they remain unvested; provided that any dividends or other distributions payable with respect to such unvested Vesting Shares shall be set aside by SMMC and shall be paid to the Sponsor upon the vesting of the applicable Vesting Shares (if at all).
ii) Forfeiture of Unvested Vesting Shares. All Vesting Shares that remain unvested on the first Business Day after the fifth (5th) anniversary of the Closing Date shall be forfeited and surrendered by the Sponsor to SMMC without any consideration at that time, to the extent that such Vesting Shares have not vested prior to that time.
iii) Acceleration of Vesting upon an Acceleration Event. In the event that after the Closing and prior to the fifth (5th) anniversary of the Closing Date, there is an Acceleration Event, then the Vesting Shares shall immediately vest in full upon the occurrence of such Acceleration Event unless, in the case of an Acceleration Event that is a Change of Control, (i) the value of the consideration to be received by the holders of the Class A Common Stock in such Change of Control transaction is less than the stock price threshold applicable to the $12.50 Share Price Milestone, in which case, any Vesting Shares (after giving effect to any equitable adjustment pursuant to paragraph (iv) below) that are not deemed earned and issued shall remain subject to vesting pursuant to the $12.50 Share Price Milestone and (ii) the value of the consideration to be received by the holders of the Class A Common Stock in such Change of Control transaction is less than the stock price threshold applicable to the $15.00 Share Price Milestone, in which case, any Vesting Shares (after giving effect to any equitable adjustment pursuant to paragraph (iv) below) that are not deemed earned and issued shall remain subject to vesting pursuant to the $15.00 Share Price Milestone; provided, in each case, that the determinations of such consideration and value in the Change of Control transaction shall be determined in good faith by the disinterested members of the SMMC Board, and provided further that such Vesting Shares that are not deemed earned as of such Change in Control transaction shall be cancelled to the extent that such Change in Control transaction consists of a sale of SMMC by merger, business combination or otherwise in which the stockholders of SMMC receive only cash consideration for their shares.
iv) Equitable Adjustment. If SMMC shall, at any time or from time to time after the date hereof, effect a subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction affecting the outstanding shares of Common Stock, the per share stock price target set forth in the $12.50 Share Price Milestone and the $15.00 Share Price Milestone, respectively, shall be equitably adjusted for such subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction. Any adjustment under this paragraph shall become effective at the close of business on the date any such subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction becomes effective (which shall be the “ex” date, if any, with respect to any such event).
5. Voting. The Sponsor irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Sponsor’s Covered Shares (as defined below) to:
a) vote or cause to be voted at the special meeting of stockholders relating to the Business Combination, any shares of Class B Common Stock owned by it as of the record date for such meeting (all such common stock, the “Covered Shares”) in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination;
b) when such meeting of stockholders is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;
c) vote, or cause to be voted as such meeting all of such Covered Shares owned as of the record date for such meeting against any proposal for a business combination other than with the Company, its shareholders and their respective affiliates and representatives and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the transactions relating to the Business Combination or any of the other transactions contemplated by the BCA or would result in the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03 of the BCA to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of SMMC under the BCA or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement, or would reasonably be expected to result in a breach of Section 7.12 of the BCA; and
d) not redeem any Covered Shares owned by it in connection with such stockholder approval.
6. Representations and Warranties of the Sponsor. The Sponsor represents and warrants to SMMC as follows as of the date hereof:
a) Organization and Requisite Authority. The Sponsor possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement.
b) Authorization; No Breach.
i) This Agreement constitutes a valid and binding obligation of the Sponsor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or law).
ii) The execution and delivery by the Sponsor of this Agreement and the fulfillment of and compliance with the terms hereof by the Sponsor does not and shall not as of the Warrant Cancellation Closing conflict with or result in a breach by the Sponsor of the terms, conditions or provisions of any agreement, instrument, order, judgment or decree to which the Sponsor is subject.

iii) The Sponsor is not in violation of, and has not to date violated, the restrictions on transfer of the Private Placement Warrants (or shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants) set forth in that certain Letter Agreement dated June 19, 2019, by and among SMMC, the Sponsor and the other parties thereto (the “Letter Agreement”).
c) Investment Representations.
i) The Sponsor is acquiring the Warrant Shares, for the Sponsor’s own account, for investment purposes only and not with a view towards, or for resale in connection with, any public sale or distribution thereof.
ii) The Sponsor is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act.
iii) The Sponsor understands that the Warrant Shares will be issued in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that SMMC is relying upon the truth and accuracy of, and the Sponsor’s compliance with, the representations and warranties of the Sponsor set forth herein in order to determine the availability of such exemptions and the eligibility of the Sponsor to acquire the Warrant Shares.
iv) The Sponsor did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act.
v) The Sponsor has been furnished with all materials relating to the business, finances and operations of SMMC and materials relating to the transactions contemplated by this Agreement which have been requested by the Sponsor. The Sponsor has been afforded the opportunity to ask questions of the executive officers and directors of SMMC.
vi) The Sponsor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Warrant Shares or the fairness or suitability of the investment in the Warrant Shares by the Sponsor nor have such authorities passed upon or endorsed the merits of the offering of the Warrant Shares.
vii) The Sponsor understands that: (A) the Warrant Shares have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (1) subsequently registered thereunder or (2) sold in reliance on an exemption therefrom; and (B) except as specifically set forth in the A&R Registration Rights Agreement, neither SMMC nor any other person is under any obligation to register the Warrant Shares under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. In this regard, the Sponsor understands that the SEC has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a business combination transaction, are deemed to be “underwriters” under the Securities Act when reselling the securities of a blank check company. Based on that position, Rule 144 adopted pursuant to the Securities Act would not be available for resale transactions of the Warrant Shares despite technical compliance with the requirements of such Rule, and the Warrant Shares can be resold only through a registered offering or in reliance upon another exemption from the registration requirements of the Securities Act.
viii) The Sponsor has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of an investment in the Warrant Shares. The Sponsor has adequate means of providing for its current financial needs and contingencies and will have no current or anticipated future needs for liquidity which would be jeopardized by the investment in the Warrant Shares. The Sponsor can afford a complete loss of its investment in the Warrant Shares.
7. Representations and Warranties of SMMC. SMMC represents and warrants to the Sponsor as follows as of the date hereof.
a) Organization and Corporate Power. SMMC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the financial condition, operating results or assets of SMMC. SMMC possesses all requisite corporate power and authority necessary to carry out the transactions contemplated by this Agreement.

b) Authorization; No Breach.
i) The execution, delivery and performance of this Agreement has been duly authorized by SMMC as of the Warrant Cancellation Closing. This Agreement constitutes the valid and binding obligation of SMMC, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or law).
ii) The execution and delivery by SMMC of this Agreement, the cancellation of the Forfeited Warrants and the Remaining Warrants, the issuance of the Warrant Shares and the fulfillment of, and compliance with, the respective terms hereof and thereof by SMMC, do not and will not as of the Warrant Cancellation Closing (A) conflict with or result in a breach of the terms, conditions or provisions of, (B) constitute a default under, (C) result in the creation of any lien, security interest, charge or encumbrance upon SMMC’s capital stock or assets under, (D) result in a violation of, or (E) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to the certificate of incorporation of SMMC or the bylaws of SMMC, or any material law, statute, rule or regulation to which SMMC is subject, or any agreement, order, judgment or decree to which SMMC is subject, except for any filings required after the date hereof under federal or state securities laws.
c) Title to Warrant Shares. Upon issuance in accordance with the terms hereof, the Warrant Shares will be duly and validly issued, fully paid and nonassessable. Upon issuance in accordance with the terms hereof, the Sponsor will have good title to the Warrant Shares, free and clear of all liens, claims and encumbrances of any kind, other than (i) transfer restrictions hereunder and under the other agreements contemplated hereby, (ii) transfer restrictions under federal and state securities laws, and (iii) liens, claims or encumbrances imposed due to the actions of the Sponsor.
d) Governmental Consents. No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by SMMC of this Agreement or the consummation by SMMC of any other transactions contemplated hereby.
8. Certain Covenants of the Sponsor. Except in accordance with the terms of this Agreement, the Sponsor, solely in its capacity as a stockholder of SMMC, hereby covenants and agrees as follows:
a) The Sponsor hereby agrees not to, directly or indirectly, during the term of this Agreement, authorize or knowingly permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a SMMC Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible SMMC Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a SMMC Acquisition Proposal. The Sponsor shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an SMMC Acquisition Proposal.
b) The Sponsor hereby agrees not to, directly or indirectly, during the term of this Agreement, except in connection with the consummation of the Mergers, take any action that would make any representation or warranty of the Sponsor herein untrue or incorrect or have the effect of preventing or disabling the Sponsor from performing its obligations under this Agreement.
c) The Sponsor hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.
d) From time to time, at SMMC’s request and without further consideration, the Sponsor shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.
e) The Sponsor hereby agrees not to, directly or indirectly, during the term of this Agreement, (i) enter into any voting agreement or voting trust with respect to any of the Sponsor’s Covered Shares that is inconsistent with the Sponsor’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Sponsor’s Covered Shares that is inconsistent with the Sponsor’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.
Notwithstanding anything in this Agreement to the contrary, nothing contained in this Section 8 or any other provision of this Agreement shall restrict SMMC, the members of the SMMC Board or SMMC’s Representatives from complying with its or their obligations under Section 7.02 of the BCA (or any other provisions of the BCA) or its or their ability to (i) participate in discussions or negotiations with a person regarding an SMMC Acquisition Proposal or a SMMC Superior Proposal or (ii) make a SMMC Modification in Recommendation, in each case, to the extent permitted under BCA.
9. Conditions of the Sponsor’s Obligations. The obligations of the Sponsor to SMMC under this Agreement are subject to the fulfillment, on or before the Warrant Cancellation Closing, of each of the following conditions:
a) Representations and Warranties. The representations and warranties of SMMC contained in Section 6 hereof shall be true and correct at and as of the Warrant Cancellation Closing as though then made.
b) Performance. SMMC shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Warrant Cancellation Closing.
c) No Injunction. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby, which prohibits the consummation of any of the transactions contemplated by this Agreement.
d) BCA. The BCA shall not have been terminated, and SMMC shall have satisfied or received a waiver of satisfaction of its respective conditions to the consummation of the Transactions as set forth in Article VIII of the BCA.
10. Conditions of SMMC’s Obligations. The obligations of SMMC to the Sponsor under this Agreement are subject to the fulfillment, on or before the Warrant Cancellation Closing, of each of the following conditions:
a) Representations and Warranties. The representations and warranties of the Sponsor contained in Section 5 hereof shall be true and correct at and as of the Warrant Cancellation Closing as though then made.
b) Performance. The Sponsor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Sponsor on or before the Warrant Cancellation Closing.
c) No Injunction. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby, which prohibits the consummation of any of the transactions contemplated by this Agreement.
d) BCA. The BCA shall not have been terminated, and SMMC shall have satisfied or received a waiver of satisfaction of its conditions to the consummation of the Transactions as set forth in Article VIII of the BCA.
11. Termination. This Agreement may be terminated only upon (a) by unanimous written consent of the Parties hereto or (b) automatically upon the termination of the BCA in accordance with its terms.
12. Miscellaneous.
a) Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of the respective successors of the Parties hereto whether so expressed or not. Notwithstanding the foregoing or anything to the contrary herein, the Parties may not assign this Agreement, other than assignments by the Sponsor to affiliates thereof.
b) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

c) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, none of which need contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement.
d) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than by limitation.
e) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.
f) Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all Parties.
g) No Recourse. Except in the case of fraud, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), or in the case of fraud, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of SMMC, the Sponsor or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has executed or caused this Agreement to be executed by its duly authorized representative as of the date first set forth above.
SOUTH MOUNTAIN MERGER CORP.

By:	/s/ Charles B. Bernicker
Name:	Charles B. Bernicker
Title:	Chief Executive Officer
SOUTH MOUNTAIN LLC
BY: HARBOUR REACH HOLDINGS, LLC, ITS MANAGING MEMBER
BY: NETHERTON INVESTMENTS LIMITED, ITS MANAGING MEMBER
By:	/s/ Mike Bell
Name:	Mike Bell
Title:	Director
[Signature Page to Share and Warrant Cancellation Agreement]

FACTOR SYSTEMS, INC. (D/B/A BILLTRUST)

By:	/s/ Flint Lane
Name:	Flint Lane
Title:	Chief Executive Officer
[Signature Page to Warrant Exchange Agreement]

ANNEX L — AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of October 18, 2020, is made and entered into by and among South Mountain Merger Corp., a Delaware corporation (the “South Mountain”), South Mountain LLC, a Delaware limited liability company (the “Sponsor”), Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (“Billtrust”) and the undersigned parties listed under Holder on the signature page hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, a “Holder” and collectively the “Holders”).
RECITALS
WHEREAS, South Mountain and Billtrust are party to that certain Business Combination Agreement, dated as of October 18, 2020 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “BCA”), by and among South Mountain, BT Merger Sub I, Inc., a Delaware corporation, BT Merger Sub II, LLC, a Delaware limited liability company, and Billtrust, pursuant to which, among other things, the separate existence of Billtrust will cease to exist and Billtrust shall become a subsidiary of South Mountain, which shall survive as the surviving corporation (the “Business Combination” and, South Mountain following the consummation of the Business Combination, the “Company”);
WHEREAS, as a condition to the consummation of the transactions contemplated by the BCA that the parties hereto enter into this Agreement, to be effective upon the consummation of the Business Combination;
WHEREAS, South Mountain, the Sponsor and certain of the Holders entered into that certain Registration Rights Agreement, dated as of June 19, 2019 (as it may be amended, supplemented, restated or otherwise modified from time to time until the consummation of the Business Combination, the “Existing Agreement”);
WHEREAS, upon the consummation of the Business Combination, the parties to the Existing Agreement desire to amend and restate the Existing Agreement in its entirety as set forth herein and South Mountain and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble.
“Board” shall mean the Board of Directors of the Company.
“Business Combination” shall have the meaning given in the Recitals hereto.
“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.

“Cancellation Effective Time” shall have the meaning given in the Share and Warrant Cancellation Agreement.
“Closing” shall have the meaning given in the BCA.
“Commission” shall mean the Securities and Exchange Commission.
“Common Stock” shall mean the Class A common stock of the Company, par value $0.0001 per share.
“Company” shall have the meaning given in the Recitals hereto.
“Demand Registration” shall have the meaning given in subsection 2.1.1.
“Demanding Holder” shall have the meaning given in subsection 2.1.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1” shall have the meaning given in subsection 2.1.1.
“Form S-3” shall have the meaning given in subsection 2.3.
“Founder Shares” shall mean the shares of South Mountain’s Class B common stock, par value $0.0001 per share, issued pursuant to that certain Subscription Agreement, not forfeited by the Sponsor at the Cancellation Effective Time as described in the Share and Warrant Cancellation Agreement, and shall be deemed to include the shares of Common Stock issuable upon conversion thereof.
“Founder Shares Lock-up Period” shall mean, with respect to the Founder Shares, the period ending on the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.
“Holders” shall have the meaning given in the Preamble.
“Insider Letter” shall mean that certain letter agreement, dated as of June 19, 2019, by and among South Mountain, the Sponsor and each of South Mountain’s officers and directors.
“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-up Period and pursuant to the Insider Letter and any other applicable agreement between such Holder and the Company, in each case for so long as such agreements remain in effect, and to any transferee thereafter.
“Piggyback Registration” shall have the meaning given in subsection 2.2.1.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Qualified Additional Holder” shall mean any stockholder of Billtrust that is a director or officer of Billtrust or any other stockholder of Billtrust that is approved to become a “Holder” under this Agreement by the Holders holding a majority of the Registrable Securities then outstanding (such approval not to be unreasonably withheld, conditioned or delayed).
“Registrable Security” shall mean (a) any outstanding shares of Common Stock, whether voting or non-voting, held by a Holder immediately following the Closing (including shares of Common Stock distributable pursuant to the BCA and the conversion of the Founder Shares), (b) the Warrant Shares, (c) any shares of Common Stock that may be acquired by Holders upon the exercise of a warrant or other right to acquire Common Stock held by a Holder immediately following the Closing, (d) any shares of Common Stock or any other equity security (including, without limitation, the shares of Common Stock issued or issuable upon the exercise of any other equity security and warrants) of the Company otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, (e) any other equity security of the Company issued or issuable with respect to any such securities referenced in clauses (a), (b), (c), or (d) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates or book entry provisions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated by the Commission) without limitation as to volume and manner of sale; or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;
(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C) printing, messenger, telephone and delivery expenses;
(D) reasonable fees and disbursements of counsel for the Company;
(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holder” shall have the meaning given in subsection 2.1.1.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Share and Warrant Cancellation Agreement” shall mean that certain Share and Warrant Cancellation Agreement, dated as of October 18, 2020, by and between South Mountain, the Sponsor, Billtrust, and each of the directors and officers of South Mountain.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Subscription Agreement” shall mean that certain Securities Subscription Agreement, dated as of April 19, 2019, between the Sponsor and South Mountain.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting.
“Warrant Shares” shall have the meaning given in the Share and Warrant Cancellation Agreement.
ARTICLE II
REGISTRATIONS
2.1 Demand Registration.
2.1.1 Request for Registration. Subject to the provisions of subsections 2.1.4, 2.1.6 and Section 2.4 hereof, at any time and from time to time, the Holders the then-outstanding number of Registrable Securities having an aggregate value of at least $40 million (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within five (5) Business Days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) Business Days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of two (2) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.
2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, then the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.
2.1.3 Underwritten Offering. Subject to the provisions of subsections 2.1.4, 2.1.6 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder and Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.
2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) holds prior to such Underwritten Registration) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof,; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.
2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.
2.1.6 Shelf Registration The Company shall file within 45 days of the Closing, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf” and together with the Form S-1 Shelf, each a “Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. Notwithstanding anything to the contrary herein, to the extent there is an active Shelf under this Section 2.1.6, covering a Holder’s or Holders’ Registrable Securities, and such Holder or Holders qualify as Demanding Holders pursuant to Section 2.1.1 and wish to request an Underwritten Offering from such Shelf, such Underwritten Offering shall follow the procedures of Section 2.1, (including Section 2.1.3 and Section 2.1.4) but such Underwritten Offering shall be made from the Shelf and shall count against the number of long form Demand Registrations that may be made pursuant to Section 2.1.1. The Company shall have the right to remove any persons no longer holding Registrable Securities from the Shelf or any other shelf registration statement by means of a post-effective amendment.
2.2 Piggyback Registration.
2.2.1 Piggyback Rights. If, at any time the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (v) for a dividend reinvestment plan, (vi) for a rights offering or (vii) for the exercise of any warrants, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) Business Days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) Business Days after receipt of such written notice (such Registration a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.
2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof (pro rata based on the respective number of Registrable Securities that such Holder has requested be included in such Registration), which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company (pro rata based on the respective number of Registrable Securities that each stockholder holds prior to such Underwritten Registration), which can be sold without exceeding the Maximum Number of Securities;
(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the number of Registrable Securities that each Holder has requested be included in such Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), and Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.
2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.
2.3 Registrations on Form S-3. The Holders of Registrable Securities may, at any time and from time to time to the extent that its Registrable Securities are not covered by an effective Shelf, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form S-3 or any similar short form registration statement that may be available at such time (“Form S-3”), or if the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act), on an automatic shelf registration statement. Within five (5) Business Days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form S-3, the Company shall promptly give written notice of the proposed Registration on Form S-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form S-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as practicable thereafter, but not more than fifteen (15) days after the Company’s initial receipt of such written request for a Registration on Form S-3, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if (i) a Form S-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $40,000,000.

Any request for an Underwritten Offering pursuant to a Form S-3 shall follow the procedures of Section 2.1 (including Section 2.1.4) but shall not count against the number of long form Demand Registrations that may be made pursuant to Section 2.1.1.
2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period. Notwithstanding anything to the contrary contained in this Agreement, no Registration by the Company shall be required, effected or permitted and no Registration Statement shall become effective, with respect to any Registrable Securities held by any Holder of Founder Shares, until after the expiration of the Founder Shares Lock-Up Period.
2.5 No Limitations. Notwithstanding anything in this Agreement, none of the provisions of this Agreement shall in any way limit Special Situations Investing Group II, LLC (“Goldman”) or any of its affiliates from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of their business. Notwithstanding anything to the contrary set forth in this Agreement, the restrictions contained in this Agreement shall not apply to Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock acquired by Goldman or any affiliate following the effective date of the first registration statement of the Company covering Common Stock (or other securities) to be sold on behalf of the Company in an underwritten public offering.
2.6 Deemed Underwriter. The Company agrees that, if Goldman or any of its affiliates (each a “Goldman Entity”) could reasonably be deemed to be an “underwriter,” as defined in Section 2(a)(11) of the Act, in connection with any registration of the Company’s securities of any Goldman Entity pursuant to this Agreement, and any amendment or supplement thereof (any such registration statement or amendment or supplement a “Goldman Underwriter Registration Statement”), then the Company will cooperate with such Goldman Entity in allowing such Goldman Entity to conduct customary “underwriter’s due diligence” with respect to the Company and satisfy its obligations in respect thereof. In addition, at the request of Goldman, the Company will furnish to Goldman, on the date of the effectiveness of any Goldman Underwriter Registration Statement and thereafter from time to time on such dates as Goldman may reasonably request (a) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to Goldman, and (b) an opinion, dated as of such date, of counsel representing the Company for purposes of such Goldman Underwriter Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, including, without limitation, a standard “10b-5” opinion for such offering, addressed to Goldman. The Company will also permit legal counsel to Goldman to review and comment upon any such Goldman Underwriter Registration Statement at least five (5) business days prior to its filing with the SEC and all amendments and supplements to any such Goldman Underwriter Registration Statement within a reasonable number of days prior to their filing with the SEC and not file any Goldman Underwriter Registration Statement or amendment or supplement thereto in a form to which legal counsel to Goldman reasonably objects.

ARTICLE III
COMPANY PROCEDURES
3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;
3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3 prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4 prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (other than by way of any document that is to be incorporated by reference into such Registration Statement or Prospectus), furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
3.1.10 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;
3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);
3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $40,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and
3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration, including, without limitation, making available senior executives of the Company to participate in any due diligence sessions that may be reasonably requested by the Underwriter in any Underwritten Offering.
3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) consecutive days or ninety (90) days in any rolling 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.
3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to (i) make and keep public information available, as those terms are understood and defined in Rule 144, and (ii) file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any reasonably requested legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder (i) a written certification of a duly authorized officer as to whether it has complied with such requirements, (ii) a copy of the most recent annual or quarterly reports of the Company and such other reports and documents so filed by the Company (it being understood that the availability of such report on the SEC’s EDGAR system shall satisfy this requirement) and (iii) such other information as may be necessary to permit the Holder to sell such securities pursuant to Rule 144 without registration.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1 Indemnification.
4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, or any free writing prospectus used in connection with any offering, including but not limited to, any free writing prospectus used by the Company, the underwriters or the Holders, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein, or (iii) any information provided by the Company or at the instruction of the Company to any Person participating in the offer at the point of sale containing any untrue statement or alleged untrue statement of any material fact or omitting or allegedly omitting any material fact required to be included in such information or necessary to make the statements therein not misleading. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS
5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 1009 Lenox Drive, Suite 101 Lawrenceville, New Jersey 08648, Attention: CEO, and, if to any Holder of Registrable Securities, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2 Assignment; No Third Party Beneficiaries.
5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2 A Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to a Permitted Transferee who agrees to become bound by the transfer restrictions set forth in this Agreement.
5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.
5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THE AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.
EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided, further, that the provisions of Sections 2.5, 2.6, and this proviso of 5.5 may not be amended, modified or terminated without the prior written consent of Goldman. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.6 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.7 Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
5.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.
5.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.
5.10 Additional Holders. In the event that after the date of this Agreement, South Mountain or Billtrust wishes to provide any Qualified Additional Holders registration rights as contemplated by this Agreement, then, Billtrust and South Mountain shall cause such Qualified Additional Holder to become a party to this Agreement by executing a joinder agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Holder and thereafter such Qualified Additional Holder shall be deemed a Holder for all purposes under this Agreement.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:

SOUTH MOUNTAIN MERGER CORP., a Delaware corporation

By:	/s/ Charles B. Bernicker
	Name:	Charles B. Bernicker
	Title:	Chief Executive Officer
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
FACTOR SYSTEMS, INC. (D/B/A BILLTRUST)

By:	/s/ Flint Lane
Name: Flint Lane
Title: Chief Executive Officer
SIGNATURE PAGE TO AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

HOLDERS:

SOUTH MOUNTAIN LLC

By:	Harbour Reach Holdings, LLC, its managing member
By:	Netherton Investments Limited, its managing member
By:	/s/ Mike Bell
Name: Mike Bell
Title: Director
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
STOCKHOLDER:

W CAPITAL PARTNERS III, L.P.
By:WCP GP III, L.P.,
its general partner
By:WCP GP III, LLC,
its general partner
By:	/s/ Blake Heston
Name:	Blake Heston
Title:	Managing Director
WCP HOLDINGS IV, L.P.
By:WCP GP IV, L.P.,
its general partner
By:WCP GP IV, LLC,
its general partner
By:	/s/ Blake Heston
Name: Blake Heston
Title: Member
W CAPITAL GREENWICH LLC

By:
Name: Stephen Wertheimer
Title: Managing Member
SIGNATURE PAGE TO AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
STOCKHOLDER:

W CAPITAL PARTNERS III, L.P.
By:WCP GP III, L.P.,
its general partner
By:WCP GP III, LLC,
its general partner
By:
Name: Blake Heston
Title: Managing Director
WCP HOLDINGS IV, L.P.
By:WCP GP IV, L.P.,
its general partner
By:WCP GP IV, LLC,
its general partner
By:
Name: Blake Heston
Title: Member
W CAPITAL GREENWICH LLC

By:	/s/ Stephen Wertheimer
Name: Stephen Wertheimer
Title: Managing Member
SIGNATURE PAGE TO AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
STOCKHOLDER:

Robert J Migliorino 2007 Trust

By:	/s/ Mary F. Migliorino
Name: Mary F Migliorino
Title: Trustee
SIGNATURE PAGE TO AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
STOCKHOLDER:

BAIN CAPITAL VENTURE FUND 2012, L.P.
By:Bain Capital Venture Partners 2012, L.P.,
its general partner
By:Bain Capital Venture Investors, LLC,
its general partner
By:	/s/ Matthew Harris
Name: Matthew Harris
Title: A Duly Authorized Representative
BCIP VENTURE ASSOCIATES
By: Bain Capital Investors, LLC,
its managing partner
By:Bain Capital Venture Investors, LLC,
its Attorney-in-fact
By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Authorized Person
BCIP VENTURE ASSOCIATES-B
By:Bain Capital Investors, LLC,
its managing partner
By:Bain Capital Venture Investors, LLC,
its Attorney-in-fact
By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Authorized Person
SIGNATURE PAGE TO AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
STOCKHOLDER:

RIVERWOOD CAPITAL PARTNERS II L.P.
By:Riverwood Capital II L.P.,
its general partner
By:Riverwood Capital II GP Ltd.,
its general partner
By:	/s/ Francisco Alvarez-Demalde
Name: Francisco Alvarez-Demalde
Title: Managing Partner
RIVERWOOD CAPITAL PARTNERS II (PARALLEL-B) L.P.
By:Riverwood Capital II L.P.,
its general partner
By:Riverwood Capital II GP Ltd.,
its general partner
By:	/s/ Francisco Alvarez-Demalde
Name: Francisco Alvarez-Demalde
Title: Managing Partner
SIGNATURE PAGE TO AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
STOCKHOLDER:

SPECIAL SITUATIONS INVESTING GROUP II, LLC

By: /s/ Antoine Munfa
Name: Antoine Munfa
Title: Managing Director
Date: 10/18/2020
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
/s/ Flint Lane
Flint Lane
FLINT LANE 2009 GRANTOR RETAINED ANNUITY TRUST
By:	/s/ Flint Lane
Name: Flint Lane
Title: Trustee
[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A
Form of Joinder
[Signature Page to Amended and Restated Registration Rights Agreement]

FORM OF JOINDER TO AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
[   ], 20
Reference is made to that certain Amended and Restated Registration Rights Agreement (as may be amended and/or restated from time to time, the “Registration Rights Agreement”), dated as of October 18, 2020, by and among South Mountain Merger Corp., a Delaware corporation (“South Mountain”), South Mountain LLC, a Delaware limited liability company (the “Sponsor”), Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (“Billtrust”) and the undersigned parties listed under Holder on the signature page thereto. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.
The undersigned hereby agrees to and does become party to the Registration Rights Agreement as a Holder thereunder. This Joinder shall serve as a counterpart signature page to the Registration Rights Agreement and by executing below the undersigned is deemed to have executed the Registration Rights Agreement with the same force and effect as if originally named a party thereto.
This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.
[Remainder of Page Intentionally Left Blank.]
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.
HOLDER
Printed Name of Holder:

By:

Name:
Title:

Common Stock:
Aggregate Purchase Price:

Address:

Date:
[Signature Page to Registration Rights Agreement]

ANNEX M — FORM OF STOCKHOLDERS AGREEMENT
STOCKHOLDERS AGREEMENT
DATED AS OF OCTOBER 18, 2020
BETWEEN
SOUTH MOUNTAIN MERGER CORP.,
AND
SOUTH MOUNTAIN LLC

STOCKHOLDERS AGREEMENT
This Stockholders Agreement (as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of October 18, 2020, is made and entered into by and between:
(1)	South Mountain Merger Corp., a Delaware corporation (“SMMC”); and
(2)	South Mountain LLC, a Delaware limited liability company (together with any successor thereto, “Sponsor”).
RECITALS
WHEREAS, SMMC and Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (“Legacy BT”) are party to that certain Business Combination Agreement, dated as of October 18, 2020 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), by and among SMMC, Legacy BT, BT Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of SMMC (“First Merger Sub”), and BT Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of SMMC (“Second Merger Sub”), pursuant to which, (i) First Merger Sub will merge with and into Legacy BT (the “First Merger”), with Legacy BT surviving the First Merger as a wholly owned subsidiary (the “Initial Surviving Corporation”) of SMMC, (ii) following consummation of the First Merger, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (the “Surviving Entity”) and (iii) by virtue of the Mergers, former stockholders of Legacy BT will receive newly issued shares of Class A Common Stock (as defined herein) and/or cash and (iv) following the consummation of the Mergers, SMMC will be renamed “BTRS Holdings Inc.” (SMMC, following the consummation of the Merger, the “Company”) (terms used but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement);
WHEREAS, following the closing of the Mergers, Sponsor will Beneficially Own (as defined herein) shares of Class A Common Stock, par value $0.0001 per share, of the Company (“Class A Common Stock”); and
WHEREAS, in anticipation of the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), the parties hereto are entering into this Agreement on the date hereof, to be effective upon the Closing, to set forth certain understandings between such parties with respect to certain governance and other matters of the Company.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I.

INTRODUCTORY MATTERS
Section 1.01 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:
“Action” means any litigation, claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.
“Adverse Disclosure” means disclosure of material non-public information, which disclosure, in the good faith judgment of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or prospectus to be filed by the Company with the Securities and Exchange Commission in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.
“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

“Agreement” has the meaning set forth in the Preamble hereto.
“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.
“Board” means the board of directors of the Company.
“Business Combination Agreement” has the meaning set forth in the Recitals hereto.
“Business Day” means a day other than a Saturday, Sunday, federal or New York State holiday or other day on which commercial banks in New York City are authorized or required by Law to close.
“Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Company, as amended, restated and/or amended and restated from time to time.
“Class A Common Stock” has the meaning set forth in the Recitals hereto.
“Closing” has the meaning set forth in the Recitals hereto.
“Company” has the meaning set forth in the Recitals hereto.
“control” (including its correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.
“designated representatives” means, with respect to a Stockholder Party, (a) its and its Affiliates’ directors, managers, officers, attorneys, accountants, consultants, insurers, financing sources and other advisors in connection with such Stockholder Party’s investment in the Company and (b) any of such Stockholder Party’s or their respective Affiliates’ partners, members, stockholders, directors, managers, officers, other fiduciaries, employees or agents in the ordinary course of business, so long as such Person has agreed to maintain the confidentiality of the information relating to the Company provided to it.
“Director” means any member of the Board.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“First Merger” has the meaning set forth in the Recitals hereto.
“First Merger Sub” has the meaning set forth in the Recitals hereto.
“Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including stock exchange authorities).
“Information” has the meaning set forth in Section 3.01.
“Information Parties” means, for so long as the Stockholder Parties Beneficially Own, in the aggregate, a number of Shares equal to or greater than twenty percent (20%) of the Initial Sponsor Shares (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like), the Stockholder Parties and their respective designated representatives (or other designees).
“Initial Sponsor Shares” shall mean the aggregate number of Shares Beneficially Owned by Sponsor immediately following the Closing (excluding any such shares that are subject to forfeiture pursuant to any contractual agreement to which Sponsor is party).
“Initial Surviving Corporation” has the meaning set forth in the Recitals hereto.
“Law” means any United States or non-United States statute, law, regulation, ordinance, rule, code, executive order, injunction, order, judgment, decree, governmental approval, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.
“Legacy BT” has the meaning set forth in the Recitals hereto.
“Mergers” has the meaning set forth in the Recitals hereto.
“NewCo” has the meaning set forth in Section 4.01.

“Non-Employee Directors” has the meaning set forth in Section 2.02.
“Non-Recourse Party” has the meaning set forth in Section 5.14.
“Permitted Transferee” has the meaning set forth in Section 5.05.
“Person” means an individual, a partnership, a corporation, a limited partnership, a limited liability company, a syndicate, an association, a joint stock company, a trust, an entity, a joint venture, an unincorporated organization, or other form of business organization, whether or not regarded as a legal entity under applicable Law, a person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act) or any Governmental Authority or any department, agency or political subdivision thereof.
“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date hereof, by and among the Company and the other parties thereto.
“Second Merger” has the meaning set forth in the Recitals hereto.
“Second Merger Sub” has the meaning set forth in the Recitals hereto.
“Shares” means shares of Class A Common Stock, or any securities of the Company into which such shares of Class A Common Stock are converted or reclassified or for which such shares of Class A Common Stock are exchanged.
“SMMC” has the meaning set forth in the Preamble hereto.
“Sponsor” has the meaning set forth in the Preamble hereto.
“Sponsor Designee” has the meaning set forth in Section 2.01(a).
“Stockholder Parties” means Sponsor and its Permitted Transferees.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which: (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors (or similar fiduciaries) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of limited liability company interests, partnership interests, stock or equivalent ownership interest of the limited liability company, partnership, association or other business entity is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of the limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member, managing director or other governing body or general partner of such limited liability company, partnership, association or other business entity.
“Surviving Entity” has the meaning set forth in the Recitals hereto.
“Total Number of Directors” means the total number of Directors comprising the Board from time to time.
“Transfer” (including its correlative meanings, “Transferor”, “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including by conversion into securities or other consideration), either voluntarily or involuntarily, any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.
Section 1.02 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to sections of this Agreement unless otherwise specified.

ARTICLE II.

CORPORATE GOVERNANCE MATTERS
Section 2.01 Election of Directors.
(a) So long as the Stockholder Parties Beneficially Own, in the aggregate, a number of Shares equal to or greater than twenty percent (20%) of the total number of Initial Sponsor Shares (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like), the Stockholder Parties shall be entitled to designate one (1) individual (such individual, as may be so designated from time to time, the “Sponsor Designee”) to the Board as a Director, such individual to initially be Charles Bernicker. If at any time the Stockholder Parties no longer Beneficially Own, in the aggregate, a number of Shares equal to or greater than twenty percent (20%) of the total number of Initial Sponsor Shares (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like), then upon receipt of a written request from the Company to the Stockholder Parties, the Stockholder Parties shall cause the Sponsor Designee to promptly, any in any event, within two (2) Business Days, tender his or her resignation as a Director.
(b) Directors are subject to removal pursuant to the applicable provisions of the Certificate of Incorporation; provided, however, that for as long as this Agreement remains in effect and the Stockholder Parties are entitled to designate the Sponsor Designee in accordance with Section 2.01(a), the Sponsor Designee may only be removed with the consent of the Stockholder Parties.
(c) The Company agrees, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), to include in the slate of nominees recommended by the Board or any committee thereof for election at any meeting of stockholders called for the purpose of electing Directors the Sponsor Designee and to nominate and recommend the Sponsor Designee to be elected as a Director as provided herein, and to solicit proxies or consents in favor thereof and to cause the applicable proxies to vote in accordance with the foregoing. The Company shall, and shall use its reasonable best efforts to cause the Directors to, take all necessary corporate action, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), to (x) enable the Stockholder Parties to nominate and effect the election or appointment of the Sponsor Designee, whether by increasing the size of the Board or otherwise, or (y) designate any other individual specified by Sponsor to fill any newly created vacancy (as described in Section 2.05), as warranted (and such individual shall constitute a “Sponsor Designee”). The Company shall, and shall use its reasonable best efforts to cause the Directors to, to the fullest extent permitted by applicable law, take all actions necessary at any time and from time to time so that the Sponsor Designee will not be removed from the Board without the approval of Sponsor, and to use the same efforts to cause the election of such nominees as it uses to cause other nominees recommended by the Board to be elected, including soliciting proxies or consents in favor thereof.
Section 2.02 Compensation. Except to the extent the Stockholder Parties may otherwise notify the Company, the Sponsor Designee shall be entitled to compensation consistent with the compensation received by other members of the Board of Directors who are not employees of the Company (including the Sponsor Designee, the “Non-Employee Directors”), including any fees and equity awards, provided that, at the election of a Sponsor Designee, any Director compensation (whether cash, equity awards and/or cash in lieu of equity as may be designated by such Sponsor Designee) shall be paid to one or more of the Stockholder Parties or an Affiliate thereof specified by such Sponsor Designee rather than to such Sponsor Designee.
Section 2.03 Other Rights of Sponsor Designee. Except as provided in Section 2.02, the Sponsor Designee serving on the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Company shall indemnify, exculpate, and reimburse fees and expenses of the Sponsor Designee and provide the Sponsor Designee with director and officer insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Certificate of Incorporation, bylaws or other organizational document of the Company, applicable Law or otherwise.
Section 2.04 Compliance of Sponsor Designee. The individual designated by the Stockholder Parties to be the Sponsor Designee shall, to the knowledge of the Stockholder Parties, meet any generally-applicable qualification requirements for Directors set forth in the Certificate of Incorporation, bylaws or other organizational document of the Company. The Stockholder Parties shall instruct the Sponsor Designee to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Directors, including the Company’s code of business conduct and ethics, any related person transactions approval policy, any securities trading policies, any Directors’ confidentiality policy and any corporate governance guidelines, and to preserve the confidentiality of the Company’s business information, including the discussions of matters considered in meetings of the Board or any committee thereof, at all times that such Sponsor Designee serves as a Director.
Section 2.05 Vacancy. (a). In the event that a vacancy is created at any time by the death, retirement, disability, removal or resignation of any Sponsor Designee (other than a resignation of such Sponsor Designee pursuant to Section 2.01(a)), the Company shall, and shall use its reasonable best efforts to cause the remaining Directors to, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), cause the vacancy created thereby to be filled by a new designee of Sponsor as soon as reasonably practicable, and the Company hereby agrees to take, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), at any time and from time to time, all actions necessary to accomplish the same. In the event that any Sponsor Designee fails to be elected to the Board at any meeting of stockholders called for the purpose of electing directors (or consent in lieu of meeting), the Company shall use its reasonable best efforts to cause such Sponsor Designee (or a new designee of Sponsor) to be elected to the Board, as soon as reasonably practicable, and the Company shall take or cause to be taken, to the fullest extent permitted by applicable Law, at any time and from time to time, all actions necessary to accomplish the same, including, without limitation, actions to effect an increase in the Total Number of Directors. For the avoidance of doubt, this Section 2.05 shall only apply for as long as Sponsor is entitled to designate a Sponsor Designee pursuant to Section 2.01(a).
ARTICLE III.

INFORMATION
Section 3.01 Books and Records; Access. The Company shall, and shall cause its Subsidiaries to, keep proper books, records and accounts, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company and each of its Subsidiaries in accordance with generally accepted accounting principles. The Company shall, and shall cause its Subsidiaries to, (a) permit the Information Parties at reasonable times and upon reasonable prior notice to the Company, to review the books and records of the Company or any of such Subsidiaries and to discuss the affairs, finances and condition of the Company or any of such Subsidiaries with the officers of the Company or any such Subsidiary and (b) provide the Information Parties, in addition to other information that might be reasonably requested by such Information Parties from time to time, (i) direct access to the Company’s auditors and officers, (ii) quarter-end reports to be provided within sixty (60) days after the end of each quarter (provided that the Company’s timely filing of a quarterly report on Form 10-Q with respect to such quarter with the U.S. Securities & Exchange Commission shall satisfy this quarter-end report obligation), (iii) the right to visit and inspect any of the offices and properties of the Company and its Subsidiaries, (iv) copies of all materials provided to the Board (or committee of the Board) at the same time as provided to Directors (or members of the applicable committee), and (v) to the extent otherwise prepared by the Company, operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Company and its Subsidiaries (all such non-public information so furnished pursuant to this Section 3.01, the “Information”). The Information Parties (and any party receiving Information from such Information Parties) who shall receive Information shall maintain the confidentiality of such Information pursuant to a confidentiality agreement reasonably acceptable to the Company, except to the extent necessary to enforce their respective rights under this Agreement or to comply with applicable Law. Notwithstanding the foregoing, the Company shall not be required pursuant to this Section 3.01 to disclose to any Person any Information that counsel to the Company or the Board determines in good faith is (x) subject to an attorney-client or other privilege that would potentially be lost or waived through the disclosure of such Information to such person; provided that the Company (1) has used its reasonable best efforts to enter into arrangements pursuant to which it may provide such information to the Information Parties without the loss of any such privilege and (2) provides all Information other than the portions thereof which are required to be withheld to protect such privilege or (y) an Adverse Disclosure; provided, that the Company shall provide Sponsor with advance written notice of any action taken with respect to an Adverse Disclosure and that the Company shall disclose to Sponsor any Information constituting an Adverse Disclosure if Sponsor agrees to acknowledge that Sponsor may be receiving material non-public information as part of any such disclosure and that Sponsor is aware of its responsibilities under federal securities laws relating to restrictions on trading in securities on the basis of material, non-public information.

ARTICLE IV.

ADDITIONAL COVENANTS
Section 4.01 Spin-Offs or Split-Offs. In the event that the Company effects the separation of any portion of its business or assets into one or more entities (each, a “NewCo”), whether existing or newly formed, including without limitation by way of spin-off, split-off, carve-out, demerger, recapitalization, reorganization or similar transaction, and any Stockholder Party will receive equity interests in any such NewCo as part of such separation, the Company shall cause any such NewCo to immediately enter into a stockholders agreement with the Stockholder Parties that provides the Stockholder Parties with rights vis-à -vis such NewCo that are substantially identical to those set forth in this Agreement, and each of the Stockholder Parties shall enter into such agreement.
ARTICLE V.

GENERAL PROVISIONS
Section 5.01 Effectiveness; Termination. This Agreement shall not be effective until the Closing. Following the Closing and subject to the early termination of any provision as a result of an amendment to this Agreement agreed to by the Company and the Stockholder Parties as provided under Section 5.03, this Agreement (other than Article V hereof), shall terminate with respect to the Stockholder Parties at such time as the Stockholder Parties no longer Beneficially Own, in the aggregate, a number of Shares equal to or greater than twenty percent (20%) of the total number of Initial Sponsor Shares (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like). In the event the Business Combination Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect.
Section 5.02 Notices. Any notice, designation, request, request for consent or consent provided for in this Agreement shall be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648, Attention: Flint A. Lane and Mark Shifke, Email: flane@billtrust.com and mshifke@billtrust.com, and, if to any Stockholder Party, at such Stockholder Party’s address as indicated on the Company’s records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.02.
Section 5.03 Amendment; Waiver.
(a) The terms and provisions of this Agreement may be modified or amended only with the written approval of the Company and Stockholder Parties holding a majority of the Shares then held by the Stockholder Parties in the aggregate as to which this Agreement has not been terminated pursuant to Section 5.01; provided, however, that any modification or amendment to Article II, Section 5.01 or this Section 5.03(a), in each case solely with respect to amendments affecting the Stockholder Parties or the Sponsor Designee, shall, in each case, also require the approval of the Stockholder Parties for so long as the Stockholder Parties Beneficially Own, in the aggregate, a number of Shares equal to or greater than twenty percent (20%) of the total number of Initial Sponsor Shares (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like).
(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.
(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(d) Each Stockholder Party, in such Stockholder Party’s sole discretion, may withdraw from this Agreement at any time by written notice to the Company. Thereafter, such Stockholder Party shall cease to be a party to this Agreement, shall have no further rights or obligations hereunder and none of the terms or provisions hereof shall have any continuing force and effect with respect to such Stockholder Party.
(e) Any party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to the Company.
Section 5.04 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, the Stockholder Parties being deprived of the rights contemplated by this Agreement.
Section 5.05 Assignment. This Agreement may not be assigned without the express prior written consent of the other parties hereto, and any attempted assignment, without such consents, will be null and void; provided, however, that, following the expiration of any lock-up periods, without the prior written consent of any other party hereto, Sponsor may assign its rights and obligations under this Agreement, in whole or in part, to any Transferee of shares that is an Affiliate of Sponsor so long as such Transferee, if not already a party to this Agreement, executes and delivers to the Company a joinder to this Agreement substantially in the form of Exhibit A hereto evidencing its agreement to become a party to, and to be bound to the same extent as Sponsor by all of the provisions of, this Agreement (a “Permitted Transferee”); provided, further, that any transfer permitted under this Section 5.05 shall not relieve Sponsor of its obligations under this Agreement; provided, further, that Sponsor shall be relieved of all of its obligations under this Agreement (including with respect to any transfer or assignment of such obligations) upon the termination of this Agreement pursuant to Section 5.01. This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns.
Section 5.06 Third Parties. Except as provided for in Section 3.01 with respect to any Information Party or Section 5.14 with respect to any Non-Recourse Party, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.
Section 5.07 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.
Section 5.08 Jurisdiction; Waiver of Jury Trial.
(a) Any proceeding or Action based upon, arising out of or related to this Agreement must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and agrees not to bring any proceeding or Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 5.08.
(b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any Action, suit or proceeding directly or indirectly arising out of or relating to this Agreement.

Section 5.09 Specific Performance. Each party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other parties hereto would be irreparably harmed and could not be made whole by monetary damages. Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at Law would be adequate and that the parties, in addition to any other remedy to which they may be entitled at Law or in equity, shall be entitled to specific performance of this Agreement without the posting of a bond.
Section 5.10 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.
Section 5.11 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by Law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by Law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.
Section 5.12 Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.
Section 5.13 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts (including fascimile or PDF counterparts), each of which shall be deemed an original, but all of which taken together shall constitute one agreement (or amendment, as applicable).
Section 5.14 No Recourse. This Agreement may only be enforced against, and any claim or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto or any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement on the day and year first above written.
SOUTH MOUNTAIN MERGER CORP.

By:
Name:
Title:
[Signature Page to Stockholders Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement on the day and year first above written.
SOUTH MOUNTAIN LLC

By:	Harbour Reach Holdings, LLC, its managing member

By:	Netherton Investments Limited, its managing member

By:
Name:
Title:
[Signature Page to Stockholders Agreement]

EXHIBIT A
FORM OF JOINDER TO STOCKHOLDERS AGREEMENT
         , 20
Reference is made to the Stockholders Agreement, dated as of October [•], by and between South Mountain Merger Corp. and South Mountain LLC (as amended from time to time, the “Stockholders Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Stockholders Agreement.
Each of the Company and each undersigned holder of shares of the Company (each, a “New Stockholder Party”) agrees that this Joinder to the Stockholders Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.
Each undersigned New Stockholder Party hereby agrees to and does become party to the Stockholders Agreement as a Stockholder Party. This Joinder shall serve as a counterpart signature page to the Stockholders Agreement and by executing below each undersigned New Stockholder Party is deemed to have executed the Stockholders Agreement with the same force and effect as if originally named a party thereto.
This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.
IN WITNESS WHEREOF, the undersigned have duly executed this joinder as of the date first set forth above.
[NEW STOCKHOLDER PARTY]

By:
Name:
Title:

SOUTH MOUNTAIN MERGER CORP.

By:
Name:
Title:

ANNEX N — FORM OF CONFIDENTIALITY AND LOCK-UP AGREEMENT
CONFIDENTIALITY AND LOCK UP AGREEMENT
This Confidentiality and Lockup Agreement is dated as of October [•], 2020 and is among South Mountain Merger Corp., a Delaware corporation (“SMMC”), and each of the stockholder parties identified on Exhibit A hereto and the other persons who enter into a joinder to this Agreement substantially in the form of Exhibit B hereto with SMMC in order to become a “Stockholder Party” for purposes of this Agreement (collectively, the “Stockholder Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Stockholders Agreement (as defined below).
BACKGROUND:
WHEREAS, the Stockholder Parties own or will own equity interests in Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (“Legacy BT”), and/or SMMC;
WHEREAS, pursuant to that certain Business Combination Agreement, dated as of October [•], 2020 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), (i) First Merger Sub will merge with and into Legacy BT (the “First Merger”), with Legacy BT surviving the First Merger as a wholly owned subsidiary (the “Initial Surviving Corporation”) of SMMC, (ii) following consummation of the First Merger, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (the “Surviving Entity”), (iii) by virtue of the Mergers, former stockholders of Legacy BT will receive newly issued shares of Common Stock (as defined below) and/or cash and (iv) following the consummation of the Mergers, SMMC will be renamed “[Billtrust]”;
WHEREAS, South Mountain LLC, a Delaware limited liability company (“Sponsor”) and a party hereto, is also executing the Stockholders Agreement on the date hereof; and
WHEREAS, in connection with the Mergers and effective upon the consummation thereof, the parties hereto wish to set forth herein certain understandings among such parties with respect to confidentiality and restrictions on transfer of equity interests in SMMC.
NOW, THEREFORE, the parties agree as follows:
ARTICLE I
INTRODUCTORY MATTERS
1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:
“Action” has the meaning set forth in Section 4.8.
“Agreement” means this Confidentiality and Lockup Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.
“Business Combination Agreement” has the meaning set forth in the Background.
“Common Stock” means the Class A Common Stock, par value $0.0001 per share, of SMMC, following the consummation of the Second Merger.
“Company” has the meaning set forth in the Background.
“Confidential Information” means any information concerning SMMC, Legacy BT or the Surviving Entity or their respective Subsidiaries that is furnished after the date of this Agreement by or on behalf of SMMC, Legacy BT or the Surviving Entity or their respective designated representatives to a Stockholder Party or its designated representatives, together with any notes, analyses, reports, models, compilations, studies, documents, records or extracts thereof containing, based upon or derived from such information, in whole or in part; provided, however, that Confidential Information does not include information:
(i) that is generally known to the public at the time of disclosure or becomes generally known without violation of this Agreement by the receiving Stockholder Party or its designated representatives;

(ii) that is in the Stockholder Party’s possession or the possession of the Stockholder Party’s representatives at the time of disclosure otherwise than as a result of Stockholder Party’s or its designated representatives’ breach of any legal or fiduciary obligation of confidentiality;
(iii) that becomes known to the receiving Stockholder Party or its designated representatives on a non-confidential basis through disclosure by sources, other than SMMC, Legacy BT or the Surviving Entity, having the legal right to disclose such Confidential Information;
(iv) that is independently developed by the receiving Stockholder Party or its designated representatives who have not directly or indirectly had access to the Confidential Information, as is clearly provable by competent evidence in their possession; or
(v) that the receiving Stockholder Party or its designated representatives is required, in the good faith determination of such receiving Stockholder Party or designated representative, to disclose by applicable Law, regulation or legal process, provided that such receiving Stockholder Party or designated representative takes reasonable steps to minimize the extent of any such required disclosure, discloses only that portion of the Confidential Information that such Stockholder Party’s legal counsel advises is legally required to be disclosed, and provides SMMC and/or the Surviving Entity, as applicable, with the opportunity to seek a protective order or other appropriate remedy to prevent such disclosure, provided further that no such steps to minimize disclosure shall be required where a disclosure is made in connection with a routine audit or examination by a bank examiner or auditor having jurisdiction over the receiving Stockholder Party and such audit or examination does not specifically reference SMMC, Legacy BT, the Surviving Entity or this Agreement.
“covered shares” has the meaning set forth in Section 3.1.
“designated representatives” has the meaning set forth in the Stockholders Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“First Merger” has the meaning set forth in the Background.
“immediate family” has the meaning set forth in Section 3.1(b).
“Initial Surviving Corporation” has the meaning set forth in the Background.
“Legacy BT” has the meaning set forth in the Background.
“Lock-Up Period” has the meaning set forth in Section 3.1(a).
“Mergers” has the meaning set forth in the Background.
“Non-Recourse Party” means any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing.
“Permitted Transferees” means with respect to a Stockholder Party, a Transferee of shares that agrees to become party to, and to be bound to the same extent as its Transferor by the terms of, this Agreement.
“Second Merger” has the meaning set forth in the Background.
“shares” means shares of Common Stock received by the Stockholder Parties pursuant to the Business Combination Agreement; provided, however, that, for the avoidance of doubt, such term shall not include shares of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock, in each case, acquired in open market transactions after the Closing Date.
“Sponsor” has the meaning set forth in the Background.
“Sponsor Designee” has the meaning set forth in the Stockholders Agreement.
“Stockholder Parties” has the meaning set forth in the Preamble.
“Stockholders Agreement” means the Stockholders Agreement, dated as of October [•], 2020, by and between SMMC and Sponsor.

“Surviving Entity” has the meaning set forth in the Background.
1.2 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to sections of this Agreement unless otherwise specified.
ARTICLE II
CONFIDENTIALITY
2.1 Confidentiality. Each Stockholder Party agrees that it will, and will direct its designated representatives to, keep confidential and not disclose any Confidential Information; provided, however, that each Stockholder Party and its designated representatives may disclose Confidential Information (a) to Sponsor and the Sponsor Designee, (b) to its designated representatives and (c) as SMMC may otherwise consent in writing; provided, further, however, that each Stockholder Party agrees to be responsible for any breaches of this Article II by such Stockholder Party’s designated representatives and agrees, at its sole expense, to take all reasonable measures (including, but not limited to, court proceedings) to restrain its designated representatives from prohibited or unauthorized disclosure of the Confidential Information.
ARTICLE III
LOCKUP
3.1 Lockup. (a) During the period beginning on the effective time of the Mergers and continuing to and including the date that is 180 days after the Closing Date (as defined in the Business Combination Agreement) (in each case, the “Lock-Up Period”), each Stockholder Party agrees not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares, or any options or warrants to purchase any shares, or any securities convertible into, exchangeable for or that represent the right to receive shares, or any interest in any of the foregoing, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the U.S. Securities and Exchange Commission (collectively, the “covered shares”). The foregoing restriction is expressly agreed to preclude such Stockholder Parties from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the covered shares even if such covered shares would be disposed of by someone other than such Stockholder Parties. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the covered shares or with respect to any security that includes, relates to, or derives any significant part of its value from such covered shares.
(b) Notwithstanding the foregoing, a Stockholder Party may transfer or dispose of its covered shares (i) by will, other testamentary document or intestacy, (ii) as a bona fide gift or gifts, including to charitable organizations or for bona fide estate planning purposes, (iii) to any trust, partnership, limited liability company, corporation or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Section 3.1, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) in the case of an individual, (x) to any immediate family member or other dependent or (y) to a trust, the beneficiary of which is either a member of one of the individual’s immediate family or a charitable organization and, in each case, the sole trustee of which is such individual, (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) as a pro rata distribution to limited partners, members or stockholders of such Stockholder Party, (vii) to its Affiliated investment fund or other Affiliated entity controlled or managed by such Stockholder Party or its Affiliates, (viii) to a nominee or custodian of a Person to whom a disposition or transfer would be permissible under clauses (i) through (vii) above, (ix) pursuant to an order or decree of a Governmental Authority, (x) from an employee to SMMC or its Subsidiary or parent entities upon death, disability or termination of employment, in each case, of such employee, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, in each case, both approved by the Board and made to all holders of the shares involving a Change of Control (as defined below) (including negotiating and entering into an agreement providing for any such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such Stockholder Party’s shares shall remain subject to the provisions of this Section 3.1, (xii) to

SMMC (1) pursuant to the exercise of any option to purchase Common Stock granted by SMMC pursuant to any employee benefit plans or arrangements (including employee benefit plans or arrangements assumed in connection with the Mergers) which are set to expire during the Lock-Up Period, where any Common Stock received by the undersigned upon any such exercise will be subject to the terms of this Section 3.1, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase Common Stock or the vesting of any restricted stock awards granted by SMMC pursuant to employee benefit plans or arrangements (including employee benefit plans or arrangements assumed in connection with the Mergers) which are set to expire or automatically vest during the Lock-Up Period, where any Common Stock received by such Stockholder Party upon any such exercise or vesting will be subject to the terms of this Section 3.1, (xiii) pursuant to transactions to satisfy any U.S. federal, state, or local income tax obligations of the Stockholder Party (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents such transaction from qualifying as a “reorganization” pursuant to Section 368 of the Code (and such transaction does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), or (xiv) with the prior written consent of SMMC; provided that:
(i) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth in this Section 3.1; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor;
(ii) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) above, if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of shares shall be required or shall be voluntarily made during the Lock-Up Period such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; and
(iii) for purposes of clause (xi) above, “Change of Control” shall mean the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a Person or group of Affiliated Persons (other than an underwriter pursuant to an offering), of SMMC’s voting securities if, after such transfer or acquisition, such Person or group of Affiliated Persons would Beneficially Own more than 50% of the outstanding voting securities of SMMC (or the Surviving Entity).
(c) For the avoidance of doubt, each Stockholder Party shall be permitted to convert outstanding preferred stock, warrants to acquire preferred stock or convertible securities or warrants to acquire shares of Common Stock into shares of Common Stock; provided that any such shares of Common Stock or warrants received upon such conversion shall be subject to the restrictions set forth in this Section 3.1.
(d) Each Stockholder Party shall be permitted to enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the applicable Lock-Up Period so long as no transfers or other dispositions of such Stockholder Party’s shares in contravention of this Section 3.1(d) are effected prior to the expiration of the applicable Lock-Up Period.
(e) Each Stockholder Party also agrees and consents to the entry of stop transfer instructions with SMMC’s transfer agent and registrar against the transfer of the covered shares except in compliance with the foregoing restrictions and to the addition of a legend to such Stockholder Party’s shares describing the foregoing restrictions.
(f) In the event that any equity holder of Legacy BT that is subject to this Agreement or a substantially similar agreement is permitted by SMMC to sell or otherwise transfer or dispose of covered shares for value other than as permitted by this Agreement or a substantially similar agreement entered into by such holder, the same percentage of covered shares held by the undersigned Stockholder Parties (other than such holder) shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by SMMC to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s covered shares in an aggregate amount in excess of 1% of the number of covered shares held by such holder originally subject to this Agreement or a substantially similar agreement.
ARTICLE IV
GENERAL PROVISIONS
4.1 Termination. Subject to Section 4.13 or the early termination of any provision as a result of an amendment to this Agreement agreed to by the Board and the Stockholder Parties, as provided under Section 4.3, this Agreement (other than Article IV hereof), shall terminate with respect to each Stockholder Party and its Permitted Transferees at such time following the Closing as such Stockholder Party and its Permitted Transferees collectively Beneficially Own less than 0.1% of the outstanding shares of Common Stock; provided that this Agreement shall not terminate with respect to any Stockholder Party or Permitted Transferee thereof subject to the restrictions in Section 3.1, until such time as such Stockholder Party or Permitted Transferee is no longer subject to the restrictions contained in Section 3.1.
4.2 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to SMMC (or the Surviving Entity), to:
Factor Systems, Inc. (d/b/a Billtrust)
1009 Lenox Drive, Suite 101,
Lawrenceville, New Jersey 08648
Attn: [•]
E-mail: [•]

with a copy (not constituting notice) to:

[•]
Attn: [•]
E-mail: [•]
If to any Stockholder Party, to such address indicated on SMMC’s records with respect to such Stockholder Party or to such other address or addresses as such Stockholder Party may from time to time designate in writing.
4.3 Amendment; Waiver. (a)The terms and provisions of this Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed by SMMC and Stockholder Parties holding a majority of the shares then held by the Stockholder Parties in the aggregate as to which this Agreement has not been terminated pursuant to Section 4.1. Prior to the consummation of the First Merger, this Agreement may not be amended without the prior written consent of Legacy BT.
(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.
(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(d) Any party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to SMMC.

4.4 Further Assurances. The parties hereto will sign such further documents and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.
4.5 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 4.5 shall be null and void, ab initio.
4.6 Third Parties. Except as provided for in Article IV with respect to any Non-Recourse Party, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.
4.7 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.
4.8 Jurisdiction; Waiver of Jury Trial. Any claim, action, suit, assessment, arbitration or proceeding (an “Action”) based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 4.8. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
4.9 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 4.9 shall not be required to provide any bond or other security in connection with any such injunction.
4.10 Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement.
4.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this

Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
4.12 Headings; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
4.13 Effectiveness; Termination of Existing Stockholders and Securityholders Agreements. This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto; provided that the provisions herein (other than this Article IV) shall not be effective until the consummation of the Merger. In the event the Business Combination Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect.
4.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), no Non-Recourse Party shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of the parties to this Agreement or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Confidentiality and Lockup Agreement on the day and year first above written.
SOUTH MOUNTAIN MERGER CORP.

By:
Name:
Title:
[Signature Page to Lockup Agreement]

[STOCKHOLDER PARTIES]

By:
Name:
Title:
[Signature Page to Lockup Agreement]

Exhibit A
[•]

Exhibit B

FORM OF JOINDER TO CONFIDENTIALITY AND LOCKUP AGREEMENT

[    ], 20
Reference is made to the Confidentiality and Lockup Agreement, dated as of October [•], 2020, by and among South Mountain Merger Corp. (“SMMC” or the “Company”, as applicable) and the other Stockholder Parties (as defined therein) from time to time party thereto (as amended from time to time, the “Confidentiality and Lockup Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Confidentiality and Lockup Agreement.
Each of SMMC and each undersigned holder of shares of SMMC (each, a “New Stockholder Party”) agrees that this Joinder to the Confidentiality and Lockup Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.
Each undersigned New Stockholder Party hereby agrees to and does become party to the Confidentiality and Lockup Agreement as a Stockholder Party. This Joinder shall serve as a counterpart signature page to the Confidentiality and Lockup Agreement and by executing below each undersigned New Stockholder Party is deemed to have executed the Confidentiality and Lockup Agreement with the same force and effect as if originally named a party thereto.
This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.
[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.
[NEW STOCKHOLDER PARTY]

By:
Name:
Title
SOUTH MOUNTAIN MERGER CORP.

By:
Name:
Title:

ANNEX O — GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262
THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE
SECTION 262 APPRAISAL RIGHTS.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.
Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Our Existing Charter provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.
Section 145. Indemnification of officers, directors, employees and agents; insurance.
(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.
(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our Existing Charter provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our Existing Charter is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.
If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our Existing Charter, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our Existing Charter limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.
Our Existing Charter also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.
Notwithstanding the foregoing, a person eligible for indemnification pursuant to our Existing Charter will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.
The right to indemnification which will be conferred by our Existing Charter is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our Existing Charter or otherwise.
The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our Existing Charter may have or hereafter acquire under law, our Existing Charter, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
Any repeal or amendment of provisions of our Existing Charter affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our Existing Charter also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our Existing Charter.
Our current bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in our Existing Charter. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
We have entered into indemnification agreements with each of our officers and directors a form that was filed as Exhibit 10.7 of our Registration Statement on Form S-1, filed with the SEC on May 31, 2019. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Item 21.	Exhibits and Financial Statement Schedules
Exhibit	Description
2.1†
Business Combination Agreement, dated as of October 18, 2020, by and among South Mountain Merger Corp., BT Merger Sub I, Inc., BT Merger Sub II, LLC and Factor Systems, Inc. (d/b/a Billtrust) (included as Annex A to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

2.2	Form of Stockholder Support Agreement (included as Annex G to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
3.1
Amended and Restated Certificate of Incorporation of South Mountain Merger Corp. (incorporated by reference to Exhibit 3.2 filed on South Mountain Merger Corp.’s Registration Statement on Form S-1/A filed by the Registrant on June 17, 2019).

3.2	Bylaws of South Mountain Merger Corp. (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1, filed by the Registrant on May 31, 2019).
3.3
Certificate of Amendment to Amended and Restated Certificate of Incorporation of South Mountain Merger Corp. (included as Annex B to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

3.4
Second Amended and Restated Certificate of Incorporation of South Mountain Merger Corp. (included as Annex C to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

3.5	Amended and Restated Bylaws of South Mountain Merger Corp. (included as Annex D to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
4.1
Warrant Agreement, dated June 19, 2019, by and between South Mountain Merger Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 filed on South Mountain Merger Corp.’s Current Report on Form 8-K, filed by the Registrant on June 25, 2019).

4.2
Form of Amended and Restated Registration Rights Agreement by and among South Mountain Merger Corp. and certain stockholders of South Mountain Merger Corp. (included as Annex L to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
10.1
Letter Agreement, dated June 19, 2019, by and among South Mountain Merger Corp., its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 filed on South Mountain Merger Corp.’s Current Report on Form 8-K, filed by the Registrant on June 25, 2019).

10.2
Investment Management Trust Agreement, dated June 19, 2019, by and between South Mountain Merger Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 filed on South Mountain Merger Corp.’s Current Report on Form 8-K, filed by the Registrant on June 25, 2019).

Exhibit	Description
10.3
Private Placement Warrants Purchase Agreement, dated June 19, 2019, by and between South Mountain Merger Corp. and South Mountain, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed by the Registrant on June 25, 2019).

10.4#	BTRS Holdings Inc. 2020 Equity Incentive Plan (included as Annex E to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.5#	BTRS Holdings Inc. 2020 Employee Stock Purchase Plan (included as Annex F to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.6	Form of South Mountain Stockholder Support Agreement (included as Annex H to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.7	Form of Non-Redemption Agreement, dated as of October 18, 2020 (included as Annex I to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.8
Form of Subscription Agreement, dated as of October 18, 2020, by and between South Mountain Merger Corp. and the investors party thereto (included as Annex J to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

10.9
Share and Warrant Cancellation Agreement, dated October 18, 2020, by and between South Mountain Merger Corp. and South Mountain, LLC (included as Annex K to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

10.10	Lease Agreement, dated August 28, 2017, by and between Factor Systems, Inc. (d/b/a Billtrust) and Lenox Drive Office Park LLC.
10.11	First Amendment to Lease Agreement, dated August 28, 2017, by and between Factor Systems, Inc. (d/b/a Billtrust) and Lenox Drive Office Park LLC.
10.12	Form of Stockholders Agreement, dated as of October 18, 2020 (included as Annex M to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.13#	Factor Systems, Inc. (d/b/a Billtrust) 2003 Stock Incentive Plan.
10.14#	Factor Systems, Inc. (d/b/a Billtrust) 2014 Incentive Compensation Plan.
23.1	Consent of Marcum LLP.
23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
23.3	Consent of BDO USA, LLP, independent registered public accounting firm of Factor Systems, Inc. (d/b/a Billtrust).
24.1	Powers of Attorney (included as part of signature pages hereto).
99.1*	Form of Preliminary Proxy Card.
99.2*	Form of Consent to be used by holders of Factor Systems, Inc. (d/b/a Billtrust) common stock and preferred stock.
99.3*	Form of Letter of Transmittal.
99.4	Consent of Flint A. Lane to be named as a director.
99.5	Consent of Clare Hart to be named as a director.
99.6	Consent of Robert Farrell to be named as a director.
99.7	Consent of Lawrence Irving to be named as a director.
99.8	Consent of Matt Harris to be named as a director.
*	To be filed by amendment.
†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#	Indicates management contract or compensatory plan or arrangement.

Item 22.	Undertakings
The undersigned registrant hereby undertakes:
A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
D.
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
F.
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
G.
That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on October 26, 2020.
SOUTH MOUNTAIN MERGER CORP.

By:	/s/ Charles Bernicker
Name:	Charles Bernicker
Title:	President and Chief Executive Officer
POWERS OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles Bernicker his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Position	Date
/s/ Charles Bernicker	Director, President and Chief Executive Officer (Principal Executive Officer)	October 26, 2020
Charles Bernicker

/s/ Nicholas Dermatas	Chief Financial Officer and Secretary (Principal Accounting and Financial Officer)	October 26, 2020
Nicholas Dermatas

/s/ Robert L. Metzger	Director	October 26, 2020
Robert L. Metzger

/s/ Douglas J. Pauls	Director	October 26, 2020
Douglas J. Pauls

/s/ Scott O’Callaghan	Director	October 26, 2020
Scott O’Callaghan